VARIABLE ANNUITY ACCOUNT C

ING Life Insurance and Annuity Company

April 28, 2006 Supplement to April 28, 2006 Prospectus or Contract Prospectus Summary

Lake Erie Health Alliance ("The Alliance")

Under a signed agreement, The Alliance endorses our variable annuity for sale to its members. We have agreed to compensate The Alliance $7,000 per year in exchange for The Alliance's active and continuous support of the Company in the Company's efforts to develop and administer retirement programs for its members. (See "Other Topics – Third Party Compensation Arrangements" in the Prospectus or the Contract Prospectus Summary.)

VARIABLE ANNUITY ACCOUNT C

ING Life Insurance and Annuity Company

April 28, 2006 Supplement to April 28, 2006 Prospectus or Contract Prospectus Summary

Maine Association of Nonprofits (the "Association")

Under a signed agreement, the Association endorses the Company's variable annuity for sale to Association members. The Company has agreed to compensate the Association on an annual basis, the greater of (a) $5,000, or (b) $1.50 per individual who enrolls in an Association members' retirement plan that is funded by the Company's variable annuity, but the actual payment may be less. This compensation is in exchange for the Association's active and continuous support of the Company in the Company's efforts to develop and administer retirement programs for the Association's members. (See "Other Topics – Third Party Compensation Arrangements" in the Prospectus or the Contract Prospectus Summary.)

VARIABLE ANNUITY ACCOUNT C

ING Life Insurance and Annuity Company

April 28, 2006 Supplement to April 28, 2006 Prospectus or Contract Prospectus Summary

St. John's Regional Health Center

The following is a negotiated provision concerning the early withdrawal charge applicable to the St. John's Regional Health Center tax-deferred annuity plan. (See "Fees – Early Withdrawal Charge" in the Prospectus or the Contract Prospectus Summary):

You may withdraw up to 10% of your current account each year without incurring an early withdrawal charge. This applies only to the first partial withdrawal in each calendar year. The amount eligible will be determined using the account value on the date we receive the withdrawal request. This provision is available to anyone up to age 70½ (instead of between the ages of 59½ and 70½). Outstanding loan amounts on 403(b) accounts are not included in the account value for the purpose of calculating the eligible partial withdrawal. This provision does not apply to full withdrawals or to partial withdrawals due to loan default.

ING Life Insurance and Annuity Company

and its

Variable Annuity Account C

Multiple Sponsored Retirement Options

Supplement dated April 28, 2006

This supplement updates certain information contained in your current variable annuity Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information (SAI). Please read it carefully and keep it with your variable annuity Contract Prospectus, Contract Prospectus Summary and SAI.

NOTICE OF FUND SUBSTITUTIONS

ING Life Insurance and Annuity Company (the "Company") and Variable Annuity Account C (the "Separate Account") have filed an application with the Securities and Exchange Commission to permit certain funds in which the subaccounts of the Separate Account invest (the "Replaced Funds") to be replaced with certain other funds (the "Substitute Funds").

Reasons for the Substitution. The principal purposes of the substitutions are as follows:

- **Implement Business Plan.** The substitutions are part of an overall business plan to provide a more streamlined, standardized, simplified and consolidated current array of funds available through the Company's products.

- **Reduced Costs and Greater Influence**. Including too many different funds with different investment advisers within the Company's products makes those products more costly to administer. The Company believes that making available affiliated funds managed by expert third party asset managers will lead to increased efficiencies, greater influence over the administrative aspects of the funds and reduced costs.

- **Due Diligence.** The substitutions will allow the Company to respond to concerns that it has identified in its due diligence review of the funds available through the products, including concerns related to changes in fund managers, performance and well-publicized investigations, claims and regulatory actions and the corresponding negative publicity.

The following funds are involved in the substitutions:

Replaced Funds	Substitute Funds
Fidelity® VIP Growth Portfolio (Initial Class)	ING FMR^{SM} Earnings Growth Portfolio (Class I)
AIM V.I. Capital Appreciation Fund (Series I)	
AIM V.I. Growth Fund (Series I)	
Fidelity® VIP Equity-Income Portfolio (Initial Class)	ING FMR^{SM} Equity Income Portfolio (Class I)
Lord Abbett Series Fund - Growth and Income Portfolio (Class VC)	ING Lord Abbett Affiliated Portfolio (Class I)
Pioneer Equity Income VCT Portfolio (Class I)	ING Pioneer Equity Income Portfolio (Class I)
Pioneer Fund VCT Portfolio (Class I)	ING Pioneer Fund Portfolio (Class I)
Pioneer High Yield VCT Portfolio (Class I)	ING Pioneer High Yield Portfolio (Class I)
Pioneer Mid Cap Value VCT Portfolio (Class I)	ING Pioneer Mid Cap Value Portfolio (Class I)
AIM V.I. Core Equity Fund (Series I)	ING UBS U.S. Large Cap Equity Portfolio (Class I)
AIM V.I. Premier Equity Fund (Series I)	
Fidelity® VIP Overseas Portfolio (Initial Class)	ING VP Index Plus International Equity Portfolio (Class S)
Evergreen Special Values Fund (Class A)	ING Wells Fargo Small Cap Disciplined Portfolio (Class S)

Important Information about the Proposed Substitutions.

- Prior to the effective date of the substitutions you will receive another supplement which will indicate the effective date of the substitutions, provide you with further details about each Substitute Fund and reiterate your rights related to the substitutions. You will also receive a prospectus or one-page summary for each of the Substitute Funds, if you have not already received one.
- Prior to the effective date of the substitutions and for thirty days thereafter you may transfer amounts allocated to a subaccount which invests in a Replaced Fund to any other subaccount or any available fixed account free of charge and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers.
- On the effective date of the substitutions, all amounts you have allocated to a subaccount which invests in a Replaced Fund will automatically be reallocated to the corresponding Substitute Fund. Thereafter, all future allocations directed to a subaccount which invested in a Replaced Fund will be automatically allocated to the corresponding Substitute Fund.
- You will not incur any fees or charges or any tax liability because of the substitutions, and your account value immediately before the substitutions will equal your account value immediately after the substitutions.
- The total expenses of each Substitute Fund are less than or equal to the total expenses of the corresponding Replaced Fund.
- The investment objective and policies of each Substitute Fund are substantially the same as, similar to or consistent with the investment objective and policies of the corresponding Replaced Fund.

Securities offered through ING Financial Advisers, LLC (Member SIPC), 151 Farmington Avenue, Hartford, CT 06156, or through other Broker-Dealers with which it has a selling agreement.

CONTRACT PROSPECTUS -APRIL 28, 2006

The Contracts. The contracts described in this prospectus are group or individual deferred fixed and variable annuity contracts issued by ING Life Insurance and Annuity Company (the Company). They are intended to be used as funding vehicles for certain types of retirement plans and to qualify for beneficial tax treatment and/or to provide current income reduction under certain sections of the Internal Revenue Code of 1986, as amended (Tax Code).

Why Reading this Prospectus is Important. Before you participate in the contract through your retirement plan, you should read this prospectus. It provides facts about the contract and its investment options. Plan sponsors (generally your employer) should read this prospectus to help determine if the contract is appropriate for their plan. Keep this document for future reference.

Table of Contents ... page 3

Investment Options. The contracts offer variable investment options and fixed interest options. When we establish your account(s), the contract holder, or you if permitted by the plan, instructs us to direct account dollars to any of the available options. Some investment options may be unavailable through certain contracts and plans, or in some states.

Variable Investment Options. Variable investment options available through the contracts are listed on the next page. These options are called subaccounts. The subaccounts are within Variable Annuity Account C (the separate account), a separate account of the Company. Each subaccount invests in one of the mutual funds (funds) listed on the next page. Earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

Risks Associated with Investing in the Funds. Information about the risks of investing in the funds is located in the "Investment Options" section of this prospectus on page 11 and in each fund prospectus. Read this prospectus in conjunction with the fund prospectuses, and retain the prospectus for future reference.

Fixed Interest Options.

▷ Guaranteed Accumulation Account
▷ Fixed Plus Account
▷ Fixed Account

Except as specifically mentioned, this prospectus describes only the variable investment options. However, we describe the fixed interest options in the appendices to this prospectus. There is also a separate prospectus for the Guaranteed Accumulation Account.

Compensation. We pay compensation to broker-dealers whose registered representatives sell the contracts. See "Contract Distribution" for further information about the amount of compensation we pay.

Getting Additional Information. You may obtain the April 28, 2006 Statement of Additional Information (SAI) without charge by indicating your request on your enrollment materials or calling the Company at 1-800-262-3862 or writing to us at the address referenced under the "Contract Overview Questions: Contacting the Company" section of the prospectus. You may also obtain an SAI for any of the funds, or a Guaranteed Accumulation Account prospectus, by calling that number. This prospectus, the Guaranteed Accumulation Account prospectus, the SAI and other information about the separate account may be obtained by accessing the Securities and Exchange Commission (SEC) website, http://www.sec.gov. Copies of this information may also be obtained, after paying a duplicating fee, by contacting the SEC Public Reference Branch. Information on the operations of the SEC Public Reference Branch may be obtained by calling 1-202-551-5850 or 1-800-SEC-0330, e-mailing publicinfo@sec.gov, or by writing to the SEC Public Reference Branch, 100 F Street, NE, Room 1580, Washington, D.C. 20549. When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933. This number is 333-01107. The number assigned to the registration statement for the Guaranteed Accumulation Account is 333-133151. The SAI table of contents is listed on page 54 of this prospectus. The SAI is incorporated into this prospectus by reference.

Additional Disclosure Information. Neither the SEC, nor any state securities commission, has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. This prospectus is valid only when accompanied by current prospectuses of the funds. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different from that contained in this prospectus.

Variable Investment Options (The Funds) *

AIM V.I. Capital Appreciation Fund (Series I)[1]	ING Legg Mason Partners Large Cap Growth Portfolio (Initial Class) [3]	ING VP Financial Services Portfolio (Class I)
AIM V.I. Core Equity Fund (Series I)[1]	ING Legg Mason Value Portfolio (Class S)	ING VP Global Science and Technology Portfolio (Class I)
American Century® Income & Growth Fund (Advisor Class) [2][4]	ING Lord Abbett Affiliated Portfolio (Class I)[3]	ING VP Growth and Income Portfolio (Class I)
Calvert Social Balanced Portfolio	ING Marsico Growth Portfolio (Class S)	ING VP Growth Portfolio (Class I)
Capital One Mid Cap Equity Fund (Class A Shares) [2][3]	ING Marsico International Opportunities Portfolio (Class S)	ING VP Index Plus International Equity Portfolio (Class S)
EuroPacific Growth Fund® (Class R-4) [2]	ING MFS Capital Opportunities Portfolio (Initial Class)	ING VP Index Plus LargeCap Portfolio (Class I)
Evergreen Special Values Fund (Class A) [2]	ING MFS Total Return Portfolio (Class S)	ING VP Index Plus MidCap Portfolio (Class I)
Fidelity® VIP Contrafund® Portfolio (Initial Class)	ING MFS Utilities Portfolio (Class S)	ING VP Index Plus SmallCap Portfolio (Class I)
Fidelity® VIP Equity-Income Portfolio (Initial Class)	ING Neuberger Berman Partners Portfolio (Service Class)	ING VP Intermediate Bond Portfolio (Class I)
Fidelity® VIP Growth Portfolio (Initial Class)	ING OpCap Balanced Value Portfolio (Service Class)	ING VP International Equity Portfolio (Class I)
Fidelity® VIP Midcap Portfolio (Initial Class)[5]	ING Oppenheimer Global Portfolio (Initial Class)	ING VP International Value Portfolio (Class I)
Fidelity® VIP Overseas Portfolio (Initial Class) [4]	ING Oppenheimer Main Street Portfolio® (Class S)	ING VP MidCap Opportunities Portfolio (Class I)
Franklin Small Cap Value Securities Fund (Class 2)	ING Oppenheimer Strategic Income Portfolio (Initial Class)	ING VP Money Market Portfolio (Class I)
ING AllianceBernstein Mid Cap Growth Portfolio (Class S)[3]	ING PIMCO High Yield Portfolio (Class S)	ING VP Natural Resources Trust
ING American Century Large Company Value Portfolio (Service Class)	ING PIMCO Total Return Portfolio (Service Class)	ING VP Real Estate Portfolio (Class I)
ING American Century Select Portfolio (Initial Class)	ING Pioneer Fund Portfolio (Class I)	ING VP Small Company Portfolio (Class I)
ING American Century Small-Mid Cap Value Portfolio (Service Class) [3]	ING Pioneer High Yield Portfolio (Initial Class)	ING VP SmallCap Opportunities Portfolio (Class I)
ING Baron Asset Portfolio (Service Class)	ING Pioneer Mid Cap Value Portfolio (Class I)	ING VP Strategic Allocation Conservative Portfolio (Class I) [3]
ING Baron Small Cap Growth Portfolio (Service Class)	ING Solution 2015 Portfolio (Service Class) [8]	ING VP Strategic Allocation Growth Portfolio (Class I)
ING Columbia Small Cap Value II Portfolio (Service Class)	ING Solution 2025 Portfolio (Service Class) [8]	ING VP Strategic Allocation Moderate Portfolio (Class I) [3]
ING Davis Venture Value Portfolio (Service Class) [3]	ING Solution 2035 Portfolio (Service Class) [8] ING Solution 2045 Portfolio (Service Class) [8]	ING VP Value Opportunity Portfolio (Class I)
ING Evergreen Health Sciences Portfolio (Class S)	ING Solution Income Portfolio (Service Class) [8]	ING Wells Fargo Mid Cap Disciplined Portfolio (Class S)
ING FMR^SM Diversified Mid Cap Portfolio (Class S)	ING Stock Index Portfolio (Class I)	ING Wells Fargo Small Cap Disciplined Portfolio (Class S)
ING FMR^SM Earnings Growth Portfolio (Class I)	ING T. Rowe Price Capital Appreciation Portfolio (Class S)	LKCM Aquinas Growth Fund [2][3][5]
ING Fundamental Research Portfolio (Service Class)	ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class)	Lord Abbett Series Fund - Growth and Income Portfolio (Class VC)
ING GET U.S. Core Portfolio[6]	ING T. Rowe Price Equity Income Portfolio (Class S)	Lord Abbett Series Fund - Mid-Cap Value Portfolio (Class VC)
ING Goldman Sachs® Capital Growth Portfolio (Service Class) [7]	ING T. Rowe Price Growth Equity Portfolio (Initial Class)	Neuberger Berman Socially Responsive Fund® (Trust Class) [2]
ING JPMorgan Emerging Markets Equity Portfolio (Class S)	ING Templeton Foreign Equity Portfolio (Service Class)	New Perspective Fund® (Class R-4)[2]
ING JPMorgan International Portfolio (Initial Class) [3]	ING Templeton Global Growth (Class S)	Oppenheimer Developing Markets Fund (Class A) [2][4]
ING JPMorgan Mid Cap Value Portfolio (Service Class)	ING UBS U.S. Large Cap Equity Portfolio (Initial Class)	Oppenheimer Main Street Small Cap Fund®/VA
ING JPMorgan Small Cap Equity Portfolio (Class S)	ING UBS U.S. Small Cap Growth Portfolio (Service Class)	Pax World Balanced Fund, Inc. [2]
ING JPMorgan Value Opportunities Portfolio (Class S)	ING Van Kampen Comstock Portfolio (Service Class)	PIMCO VIT Real Return Portfolio (Administrative Class)
ING Julius Baer Foreign Portfolio (Class S)	ING Van Kampen Equity and Income Portfolio (Initial Class)	Pioneer Equity Income VCT Portfolio (Class I)
ING Legg Mason Partners Aggressive Growth Portfolio (Initial Class)[3]	ING Van Kampen Growth and Income Portfolio (Class S)	Pioneer Fund VCT Portfolio (Class I) Pioneer High Yield VCT Portfolio (Class I) Pioneer Mid Cap Value VCT Portfolio (Class I) Templeton Global Bond Fund (Class A) [2] The Growth Fund of America® (Class R-4) [2] Wanger Select Wanger U.S. Smaller Companies Washington Mutual Investors Fund^SM (Class R-4) [2]
	ING Van Kampen Real Estate Portfolio (Class S)	
	ING VP Balanced Portfolio, Inc. (Class I)	

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* The following funds are only available to a limited number of participants who did not participate in the fund substitution during April, 2005: Janus Aspen Balanced Portfolio, Janus Aspen Flexible Bond Portfolio, Janus Aspen Forty Portfolio, Janus Aspen Mid Cap Growth Portfolio, Janus Aspen Worldwide Growth Portfolio, Oppenheimer Global Securities Fund/VA and Oppenheimer Strategic Bond Fund/VA.

[1] Effective May 1, 2006, AIM V.I. Growth Fund and AIM V.I. Premier Equity Fund will merge into AIM V.I. Capital Appreciation Fund and AIM V.I. Core Equity Fund, respectively. There are no further references to these funds in this contract prospectus.

[2] This fund is available to the general public. See "Additional Risks of Investing in the Funds."

[3] This fund has changed its name to the name listed above. See Appendix V for a complete list of former and current fund names.

[4] These funds are only available to plans offering the funds prior to certain dates as follows: American Century® Income & Growth Fund - prior to May 1, 2002; Fidelity® VIP Overseas Portfolio - prior to May 1, 2004; and Oppenheimer Developing Markets Fund - prior to March 6, 2006.

[5] This Fund is not available for all plans. Availability is subject to Company and/or plan sponsor approval.

[6] The ING GET U.S. Portfolio is not currently available for investment.

[7] Goldman Sachs® is a registered service mark of Goldman, Sachs & Co., and it is used by agreement with Goldman, Sachs & Co.

[8] These portfolios are structured as fund of funds that invest directly in shares of underlying funds. See "Fees - Fund Fees and Expenses" for additional information.

TABLE OF CONTENTS

CONTRACT OVERVIEW

The following is intended as a summary. Please read each section of this prospectus for additional information.

Who's Who

You (the participant)*: The individual who participates in the contract through a retirement plan.

Plan Sponsor: The sponsor of your retirement plan. Generally, your employer.

Contract Holder*: The person to whom we issue the contract. Generally, the plan sponsor or a trust.

We (the Company): ING Life Insurance and Annuity Company. We issue the contract.

For greater detail, please review "Contract Ownership and Rights" and "Contract Purchase and Participation."

* Certain contracts are purchased by and issued directly to persons participating in certain plans. The words "you" and "participant" apply to these individuals, except that these individuals have all rights under the contract. The word "contract holder" also applies to these individuals, except that these individuals have no responsibilities to other participants or beneficiaries.

The Contract and Your Retirement Plan

Retirement Plan (plan): A plan sponsor has established a plan for you. This contract is offered as a funding option for that plan. We are not a party to the plan.

Plan Type: We refer to the plan by the Tax Code section under which it qualifies. For example: a "457 plan" is a plan that qualifies for tax treatment under Tax Code section 457. To learn which Tax Code section applies to your plan, contact your plan sponsor, your local representative or the Company.

Use of an Annuity Contract in your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401(a), 401(k), Roth 401(k), 403(a), 403(b), Roth 403(b), or 457(b) plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as a guaranteed death benefit under some contracts or the option of lifetime income phase options at established rates) which may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity. See "Contract Purchase and Participation."

Contract Rights: Rights under the contract and who may exercise those rights may vary by plan type. Also, while the contract may reserve certain rights for the contract holder, the contract holder may permit you to exercise those rights through the plan.

Contract Facts

Free Look/Right to Cancel: Contract holders may cancel the contract no later than 10 days after they receive the contract (or a longer period if required by state law). Participants in 403(b) plans, Roth 403(b) plans, or in some plans under 401(a)/401(k) or 403(a) may cancel their participation in the contract no later than 10 days after they receive evidence of participation in the contract. See "Right to Cancel."

Death Benefit: A beneficiary may receive a benefit in the event of your death during both the accumulation and income phases. The availability of a death benefit during the income phase depends upon the income phase payment option selected. See "Death Benefit" and "The Income Phase."

Withdrawals: During the accumulation phase, you may, under some plans, withdraw all or part of your account value. Amounts withdrawn may be subject to an early withdrawal charge, other deductions, tax withholding and taxation. See "Withdrawals" and "Taxation."

Systematic Distribution Options: These allow you to receive regular payments from your account, while retaining the account in the accumulation phase. See "Systematic Distribution Options."

Fees: Certain fees are deducted from your account value. See "Fee Table" and "Fees."

Taxation: Taxes will generally be due when you receive a distribution. Tax penalties may apply in some circumstances. See "Taxation."

Contract Phases

I. The Accumulation Phase (accumulating retirement benefits)

STEP 1: You or the contract holder provide ING Life Insurance and Annuity Company with your completed enrollment materials.

According to the plan, we set up one or more accounts for you. We may set up account(s) for employer contributions and/or for contributions from your salary. Alternatively, we may issue the contract to an employer or a plan on an unallocated basis. In that case, we establish a single account under the contract for the contract holder, and the recordkeeper designated by the plan establishes and maintains an individual account or accounts for each participant.

STEP 2: The contract holder, or you if permitted by your plan, directs us to invest your account dollars in any of the following:

(a) Fixed Interest Options; or
(b) Variable Investment Options. (The variable investment options are the subaccounts of Variable Annuity Account C. Each one invests in a specific mutual fund.)

STEP 3: The subaccount(s) selected purchases shares of its corresponding fund.



II. The Income Phase The contract offers several payment options. See "The Income Phase." In general, you may:

▷   Receive income phase payments over a lifetime or for a specified period;
▷   Receive income phase payments monthly, quarterly, semi-annually or annually;
▷   Select an option that provides a death benefit to beneficiaries; and
▷   Select fixed income phase payments or payments that vary based on the performance of the variable investment options you select.

FEE TABLE

Texas K-12 Contracts defined:
Voluntary 403(b) annuity contracts for employees of K-12 public schools in Texas who became participants under the contract on and after June 1, 2002. These contracts meet the requirements established by the Teachers Retirement System of Texas in support of Senate Bill 273.

The following tables describe the fees and expenses that you will pay when buying, owning, and withdrawing from your contract. The first table describes the fees and expenses that you will pay at the time that you buy the contract, withdraw from the contract, take a loan from the contract or transfer cash value between investment options. State premium taxes may also be deducted. ** See "The Income Phase" for fees that may apply after you begin receiving payments under the contract.

Maximum Contract Holder Transaction Expenses

Early Withdrawal Charge[1]
(as a percentage of amount withdrawn, if applicable)

Applicable to Texas K-12 contracts................................7%
Applicable to all other contracts 5%

Loan Interest Rate Spread (per annum)[2]............................. 3.0%

[1] This is a deferred sales charge. The percentage will be determined by the applicable early withdrawal charge schedule in the "Fees" section. In certain cases, this charge may not apply to a portion or all of your withdrawal. The early withdrawal charge reduces over time. These fees may be waived, reduced or eliminated in certain circumstances. See the "Fees" section.

[2] This is the difference between the rate applied and the rate credited on loans under your contract. See "Loans." Currently the loan interest rate spread is 2.5% per annum; however we reserve the right to apply a spread of up to 3.0% per annum.

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

	Applicable to Texas K-12 contracts	Applicable to all other contracts
Maximum Annual Maintenance Fee[3]	$0.00	$30.00
Separate Account Annual Expenses[3] *(as a percentage of average account value)*		
Maximum Mortality and Expense Risk Charge	1.25%	1.50%
Maximum Administrative Expense Charge	0.25%[4]	0.25%[5]
ING GET Fund Guarantee Charge[6]	0.25%	0.25%
Maximum Total Separate Account Expenses	1.75%	2.00%

[3] These fees may be waived, reduced or eliminated in certain circumstances. See "Fees."

[4] We currently do not impose this charge under Texas K-12 contracts; however, we reserve the right to charge up to 0.25% annually.

[5] We only impose this charge under some contracts. See "Fees."

[6] The ING GET Fund Guarantee Charge is deducted daily during the guarantee period only from amounts allocated to the ING GET U.S. Core Portfolio investment option. See "Investment Options-ING GET U.S. Core Portfolio" and "Fees-ING GET U.S. Core Portfolio Guarantee Charge" for a description of the ING GET Fund guarantee charge. We are not currently offering any series of the ING GET U.S. Core Portfolio for investment.

**State premium taxes (which currently range from 0% to 4% of premium payments) may apply, but are not reflected in the fee tables or examples. See "Premium and Other Taxes."

The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

	Applicable to Texas K-12 Contracts		*Applicable to All Other Contracts*	
	Minimum	Maximum	Minimum	Maximum
Total Annual Fund Operating Expenses (expenses that are deducted from fund assets, including management fees, distribution (12b-1) and/or service fees, and other expenses)	0.27%	1.50%	0.27%	1.52%

Hypothetical Examples

The following Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. For each type of contract, these costs include maximum contract holder transaction expenses, maximum maintenance fees (converted to a percentage of assets equal to 0.151%), maximum separate account annual expenses, and fund fees and expenses applicable to that type of contract.

Example 1: The following Examples assume that you invest $10,000 in the contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assume the **maximum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	(A) If you withdraw your entire account value at the end of the applicable time period:				(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period**:			
	1 Year	**3 Years**	**5 Years**	**10 Years**	**1 Year**	**3 Years**	**5 Years**	**10 Years**
Applicable to Texas K-12 contracts	$966	$1,511	$2,074	$3,318	$303	$927	$1,577	$3,318
Applicable to All Other contracts*	$853	$1,575	$2,320	$3,704	$345	$1,051	$1,779	$3,704

Example 2: The following Examples assume that you invest $10,000 in the contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assume the **minimum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	(A) If you withdraw your entire account value at the end of the applicable time period:				(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period**:			
	1 Year	**3 Years**	**5 Years**	**10 Years**	**1 Year**	**3 Years**	**5 Years**	**10 Years**
Applicable to Texas K-12 contracts	$734	$1,223	$1,740	$2,504	$220	$679	$1,165	$2,504
Applicable to All Other contracts*	$851	$1,162	$1,487	$2,084	$180	$557	$959	$2,084

  * Example 1(A) and Example 2(A) reflect deduction of an early withdrawal charge calculated using Early Withdrawal Charge Schedule I (based on completed purchase payment periods.) Schedule I is listed in "Fees." Under that schedule, if only one $10,000 payment was made as described above, fewer than 5 purchase payment periods would have been completed at the end of years 1, 3 and 5, and the 5% charge would apply. At the end of the tenth account year, the early withdrawal charge is waived regardless of the number of purchase payment periods completed, and no early withdrawal charge would apply.

**This example will not apply if during the income phase a nonlifetime payment option is elected with variable payments and a lump-sum payment is requested within a certain number of years as specified in the contract. In that case, the lump-sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge. (Refer to Example A.)

Fees Deducted by the Funds

Fund Fee Information. The fund prospectuses show the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund. See the "Fees" section of this prospectus, and the fund prospectuses, for further information. Fund fees are one factor that impacts the value of a fund share. To learn about additional factors, refer to the fund prospectuses.

The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses. See "Fees - Fund Fees and Expenses" for additional information.

In the case of fund companies affiliated with the Company, where the Company or an affiliated investment adviser employs subadvisers to manage the funds, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. Investment management fees are apportioned between the Company or other affiliated investment adviser and subadviser. This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the investment adviser, including the Company. This apportionment of the investment advisory fee does not increase, directly or indirectly, fund fees and expenses. See "Fees - Fund Fees and Expenses" for additional information.

How Fees are Deducted. Fees are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares.

CONDENSED FINANCIAL INFORMATION

Understanding Condensed Financial Information. In Appendix VI, we provide condensed financial information about the Variable Annuity Account C subaccounts available under the contracts. These tables show the values of the subaccounts over the past 10 years. For subaccounts that were not available 10 years ago, we give a history from the date of first availability.

Financial Statements. The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Variable Annuity Account C and the consolidated financial statements and the related notes to financial statements for ING Life Insurance and Annuity Company are located in the Statement of Additional Information.

VARIABLE ANNUITY ACCOUNT C

We established Variable Annuity Account C (the "separate account") under Connecticut Law in 1976 as a continuation of the separate account established in 1974 under Arkansas law by Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940 (the "40 Act"). It also meets the definition of "separate account" under the federal securities laws.

The separate account is divided into "subaccounts." These subaccounts invest directly in shares of a corresponding fund.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of ING Life Insurance and Annuity Company. All obligations arising under the contracts are obligations of ING Life Insurance and Annuity Company.

THE COMPANY

ING Life Insurance and Annuity Company (the Company, we, us, our) issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. We are a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc.

We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976 and an indirect wholly owned subsidiary of ING Groep N.V., a global financial institution active in the fields of insurance, banking and asset management. Through a merger, our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to May 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company.

We are engaged in the business of issuing life insurance and annuities.

Our principal executive offices are located at:

> 151 Farmington Avenue
> Hartford, Connecticut 06156

Regulatory Developments – the Company and the Industry. As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

Investment Product Regulatory Issues. Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; revenue sharing and directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

In September 2005, an affiliate of the Company, ING Fund Distributors, LLC ("IFD") and one of its registered persons settled an administrative proceeding with the National Association of Securities Dealers, Inc. ("NASD") in connection with frequent trading arrangements. IFD neither admitted nor denied the allegations or findings and consented to certain monetary and non-monetary sanctions. IFD's settlement of this administrative proceeding is not material to the Company.

Other regulators, including the SEC and the New York Attorney General, are also likely to take some action with respect to certain ING affiliates before concluding their investigations relating to fund trading. The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S.-based operations, including the Company.

Insurance and Other Regulatory Matters. The New York Attorney General and other federal and state regulators are also conducting broad inquiries and investigations involving the insurance industry. These initiatives currently focus on, among other things, compensation and other sales incentives; potential conflicts of interest; potential anti-competitive activity; reinsurance; marketing practices; specific product types (including group annuities and indexed annuities); and disclosure. It is likely that the scope of these industry investigations will further broaden before they conclude. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and are cooperating fully with each request for information.

These initiatives may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged.

In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

INVESTMENT OPTIONS

The contract offers variable investment options and fixed interest options. When we establish your account(s), the contract holder, or you if permitted by the plan, instructs us to direct account dollars to any of the available options.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account C (the separate account), a separate account of the Company. Earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

▷ **Fund Descriptions.** We provide brief descriptions of the funds in Appendix V. Please refer to the fund prospectuses for additional information. Fund prospectuses may be obtained, free of charge, from the address and telephone number listed in "Contract Overview Questions: Contacting the Company," by accessing the SEC website or by contacting the SEC Public Reference Branch.

Fixed Interest Options. For descriptions of the fixed interest options, see Appendices I, II and III and the Guaranteed Accumulation Account prospectus. The Guaranteed Accumulation Account Prospectus may be obtained free of charge at the address and telephone number listed in "Contract Overview-Questions: Contacting the Company," by accessing the SEC's website or by contacting the SEC Public Reference Branch.

ING GET U.S. Core Portfolio. An ING GET U.S. Core Portfolio ("ING GET Fund") series may be available during the accumulation phase of the contract. We make a guarantee, as described below, when you allocate money into an ING GET Fund series. Each ING GET Fund series has an offering period of three months or longer, which precedes the guarantee period. The ING GET Fund investment option may not be available under your contract, under your plan, or in your state.

Various series of the ING GET Fund may be offered from time to time and additional charges will apply if you elect to invest in one of these series. We are not currently offering any series of the ING GET fund for investment. The Company makes a guarantee when you direct money into an ING GET Fund series. We guarantee that the value of an accumulation unit of the ING GET Fund subaccount for that series under the Contract on the maturity date will not be less than its value as determined after the close of business on the last day of the offering period for that ING GET Fund series. If the value on the maturity date is lower than it was on the last day of the offering period, we will add funds to the ING GET Fund subaccount for that series to make up the difference. This means that if you remain invested in the ING GET Fund series until the maturity date, at the maturity date, you will receive no less than the value of your separate account investment directed to the ING GET Fund series as of the last day of the offering period, less charges not reflected in the accumulation unit value such as the maintenance fee and less any amounts you transfer or withdraw from the ING GET Fund subaccount for that series. The value of dividends and distributions made by the ING GET Fund series throughout the guarantee period is taken into account in determining whether, for purposes of the guarantee, the value of your ING GET Fund investment on the maturity date is no less than its value as of the last day of the offering period. If you withdraw or transfer funds from an ING GET Fund series prior to the maturity date, we will process the transactions at the actual unit value next determined after we receive your request. The ING GET Fund subaccount is not available for dollar cost averaging, automatic rebalancing, or for income phase payments.

Before the maturity date, we will send a notice to each participant who has allocated amounts to the ING GET Fund series. This notice will remind you that the maturity date is approaching and that you must choose other investment options for your ING GET Fund series amounts. If you do not make a choice, on the maturity date we will transfer your ING GET Fund series amounts to another available series of the ING GET Fund that is then accepting deposits under your contract or plan. If no ING GET Fund is then available under your contract or plan, we will transfer your ING GET Fund series amounts to a balanced fund advised by ING Investments, LLC (or another adviser affiliated with the Company) available under the contract that has the best 5-year standardized performance. If there are no such balanced funds available under the contract, we will transfer your ING GET Fund series amounts to a core U.S. equity fund advised by ING Investments, LLC (or another adviser affiliated with the Company) available under the contract that has the best 5-year standardized performance. All amounts not transferred to a new ING GET Fund series, as outlined above, will be subject to market risk including the possible loss of principal.

Please see the ING GET U.S. Core Portfolio prospectus for a complete description of the ING GET Fund investment option, including charges and expenses.

Selecting Investment Options
- **Choose options appropriate for you.** Your local representative can help you evaluate which subaccounts or fixed interest options may be appropriate for your financial goals.
- **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have a value that rises and falls more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to additional risks not associated with domestic investments, and their performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks.
- **Be informed.** Read this prospectus, the fund prospectuses, fixed interest option appendices and the Guaranteed Accumulation Account prospectus.

Limits on Option Availability. Some subaccounts and fixed interest options may not be available through certain contracts and plans or in some states. For example, some subaccounts may be unavailable in a particular state due to state law limits on total aggregate charges applicable to investment options offered. We may add, withdraw or substitute investment options subject to the conditions in the contract and in compliance with regulatory requirements. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced**.**

Limits on Number of Options Selected. Generally, the contract holder, or you if permitted by the plan, may select no more than 18 investment options at one time during the accumulation phase of your account. If you have an outstanding loan (available to 403(b) and some 401, 403(a), and 457(b) plans only), you may currently make a total of 18 cumulative selections over the life of the account. Each subaccount, the Fixed Account, Fixed Plus Account, and each classification of the Guaranteed Accumulation Account selected counts toward these limits. If you have a loan on the account, the loan counts toward the limit, even after the full value is transferred to other options.

Limits Imposed by Underlying Funds. Most underlying funds have their own excessive trading policies, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right to reject, without prior notice, any allocation or transfer to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason.

Additional Risks of Investing in the Funds.

Insurance-Dedicated Funds. *(Mixed and Shared Funding)* Most of the funds described in this prospectus are available only to insurance companies for their variable contracts. Such funds are often referred to as "insurance-dedicated funds," and are used for "mixed" and "shared" funding.

"Mixed funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

"Shared funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts.

▷ Mixed-bought for annuities and life insurance
▷ Shared-bought by more than one company

Public Funds. The following funds, which the subaccounts buy for variable annuity contracts, are also available to the general public:

▷ American Century® Income & Growth Fund (Advisor Class)
▷ Capital One Mid Cap Equity Fund (Class A)
▷ EuroPacific Growth Fund® (Class R-4)
▷ Evergreen Special Values Fund (Class A)
▷ Janus Twenty Fund (limited availability)
▷ LKCM Aquinas Growth Fund
▷ Neuberger Berman Socially Responsive Fund® (Trust Class)
▷ New Perspective Fund® (Class R-4)
▷ Oppenheimer Developing Markets Fund (Class A)
▷ Pax World Balanced Fund, Inc.
▷ Templeton Global Bond Fund (Class A)
▷ The Growth Fund of America® (Class R-4)
▷ Washington Mutual Investors Fund^{SM} (Class R-4)

See "Taxation-403(b) Plans" for a discussion of investing in one of the public funds under a 403(b) annuity contract.

Possible Conflicts of Interest. With respect to the insurance-dedicated funds and the public funds, it is possible that a conflict of interest may arise due to mixed and shared funding, a change in law affecting the operations of variable annuity separate accounts, differences in the voting instructions of the contract holder and others maintaining a voting interest in the funds, or some other reason. Such a conflict could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each insurance-dedicated fund's board of directors or trustees will monitor events in order to identify any material irreconcilable conflicts which may arise and to determine what action, if any, should be taken to address such conflicts. With respect to both the public funds and the insurance-dedicated funds, in the event of a conflict, the Company will take any steps necessary to protect contract holders and annuitants maintaining a voting interest in the funds, including the withdrawal of Variable Annuity Account C from participation in the funds which are involved in the conflict.

TRANSFERS

Transfers Among Investment Options. During the accumulation phase and under some contracts the income phase, the contract holder, or you if permitted by the plan, may transfer amounts among investment options. Transfers to an ING GET Fund series may only be made during the offering period for that ING GET Fund series. Transfers from fixed interest options are restricted as outlined in Appendices I, II and III. Transfers may be requested in writing, by telephone or, where available, electronically. Transfers must be made in accordance with the terms of the contract.

Value of Transferred Dollars. The value of amounts transferred in or out of subaccounts will be based on the subaccount unit values next determined after we receive your request in good order at the address listed in "Contract Overview-Questions: Contacting the Company," or if you are participating in the dollar cost averaging or account rebalancing programs, after your scheduled transfer or reallocation.

Telephone and Electronic Transfers: Security Measures. To prevent fraudulent use of telephone or electronic transactions (including, but not limited to, Internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a personal identification number (PIN) to execute transactions. You are responsible for keeping your PIN and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from following telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

Limits Imposed by Underlying Funds. Most underlying funds have their own excessive trading policies, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right to reject, without prior notice, any allocation or transfer to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason.

Limits on Frequent or Disruptive Transfers. The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:

- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners and participants.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the contract.**

We have an excessive trading policy and monitor transfer activity. You will violate our excessive trading policy if your transfer activity:

- Exceeds our current definition of excessive trading, as defined below;
- Is identified as problematic by an underlying fund (even if the activity does not exceed our monitoring standard excessive trading);
- Is determined, in our sole discretion, to be disruptive due to the excessive dollar amounts involved; or
- Is determined, in our sole discretion, to be not in the best interests of other contract owners or participants.

If we determine that you have violated our excessive trading policy we will take the following actions. Upon the first violation, we will send to you a one time warning letter. After a second violation we will suspend your transfer privileges via facsimile, telephone, email and the Internet, and your transfer privileges will be limited to submission by regular U.S. mail for a period of six months. Our suspension of your electronic transfer privileges will relate to all transfers, not just those fund(s) involved in the excessive transfer activity, and may extend to other Company variable annuity contracts that you own or participate in. It may also be extended to other variable contracts and variable life insurance policies that are issued to you by our affiliates, or that you participate in. At the end of the six month suspension period, your electronic transfer privileges will be reinstated. If, however, you violate our excessive trading policy again, after your electronic transfer privileges have been reinstated, we will suspend your electronic transfer privileges permanently. We will notify you in writing if we take any of these actions.

Additionally, if we determine that our excessive trading policy has been violated by a market-timing organization or an individual or other party that is authorized to give transfer instructions on your behalf, whether such violation relates to your contract or to another contract owner or participant's variable contract or policy, we will also take the following actions, without prior notice:

- Not accept transfer instructions from that organization, individual or other party; and
- Not accept preauthorized transfer forms from market timing organizations, individuals or other parties acting on behalf of more than one contract owner or participant at a time.

Our current definition of excessive trading is more than one purchase and sale of the same underlying fund within a 30-day period. We do not count transfers associated with scheduled dollar cost averaging or automatic rebalancing programs and transfers involving certain de minimis amounts when determining whether transfer activity is excessive.

The Company does not allow exceptions to our excessive trading policy. We reserve the right to modify our excessive trading policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners, participants, and fund investors, and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners and participants or, as applicable, to all contract owners and participants investing in the underlying fund.

Our excessive trading policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

The Dollar Cost Averaging Program. Certain contracts allow you to participate in our dollar cost averaging program. There is no additional charge for this service. Dollar cost averaging is a system for investing that buys fixed dollar amounts of an investment at regular intervals, regardless of price. Our program transfers, at regular intervals, a fixed dollar amount to one or more subaccounts that you select. Dollar cost averaging is not permitted into an ING GET Fund subaccount. Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. For additional information about this program, contact your local representative or call the Company at the number listed in "Contract Overview-Questions: Contacting the Company."

Dollar cost averaging is not available to participants in the account rebalancing program.

The Account Rebalancing Program. Under some contracts you may participate in account rebalancing. Account rebalancing allows you to reallocate your account value to match the investment allocations you originally selected. Only account values invested in the subaccounts (excluding the ING GET Fund subaccount) may be rebalanced. We automatically reallocate your account value annually (or more frequently as we allow). Account rebalancing neither ensures a profit nor guarantees against loss in a declining market. There is no additional charge for this program. If available under your contract, you may participate in this program by completing the account rebalancing election form or by contacting the Company at: ING Life Insurance and Annuity Company, Technical Services, 151 Farmington Avenue, Hartford, CT 06156-1268, phone: 1-800-262-3862, fax: (860) 723-9620.

Account rebalancing is not available if you elect to participate in the dollar cost averaging program.

CONTRACT PURCHASE AND PARTICIPATION

Contracts Available for Purchase. The contracts available for purchase are group or individual deferred annuity contracts that the Company offers in connection with plans established by eligible organizations under Tax Code sections 401(a), 401(k), 403(a), 403(b) and 457, including Roth 403(b) and Roth 401(k) plans.

When considering whether to purchase or participate in the contract, you should consult with your financial representative about your financial goals, investment time horizon and risk tolerance.

ERISA Notification. Some plans under Sections 401, 403(a) and 403(b) are subject to Title I of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The contract holder must notify the Company whether Title I of ERISA applies to the plan.

Use of an Annuity Contract in your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401(a), 401(k), Roth 401(k), 403(a), 403(b), Roth 403(b), or 457(b) plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as the guaranteed death benefit under some contracts or the option of lifetime income phase options at established rates) which may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity.

Purchasing the Contract.

1. The contract holder submits the required forms and application to the Company.
2. We approve the forms and issue a contract to the contract holder.

Participating in the Contract.

1. We provide you with enrollment materials for completion and return to us (occasionally enrollment is conducted by someone unaffiliated with us who is assisting the contract holder).
2. If your enrollment materials are complete and in good order, we establish one or more accounts for you. Under certain plans we establish an employee account for contributions from your salary and an employer account for employer contributions. We may also establish Roth 403(b) and Roth 401(k) accounts.

Acceptance or Rejection. We must accept or reject an application or your enrollment materials within two business days of receipt. If the forms are incomplete, we may hold any forms and accompanying purchase payments for five business days, unless you consent to our holding them longer. Under limited circumstances, we may also agree, for a particular plan, to hold purchase payments for longer periods with the permission of the contract holder. If we agree to do this, we will deposit the purchase payments in the ING VP Money Market Portfolio subaccount until the forms are completed (or for a maximum of 105 days). If we reject the application or enrollment, we will return the forms and any purchase payments.

Methods of Purchase Payment. The contract may allow one or more of the following purchase payment methods:

▷ Lump sum payments: A one time payment to your account in the form of a transfer from a previous plan; and/or
▷ Installment payments: More than one payment made over time to your account.

Contributions to Roth 403(b) or Roth 401(k) accounts must be made by after-tax salary reduction, transfer, or rollover payments (to the extent allowed by the contract) paid to us on your behalf, as permitted by the Tax Code.

The plan and the contract may have certain rules or restrictions that apply to use of these two methods. For example, we may require that installment payments meet certain minimums. Under some contracts, we will place the different types of payments in distinct accounts, including Roth 403(b) and Roth 401(k) accounts, where each account will have its own early withdrawal charge schedule. See "Fees-Early Withdrawal Charge Schedules."

Allocation of Purchase Payments. The contract holder or you, if the contract holder permits, directs us to allocate initial contributions to the investment options available under the plan. Generally, you will specify this information on your enrollment materials. After your enrollment, changes to allocations for future purchase payments or transfer of existing balances among investment options may be requested in writing and, where available, by telephone or electronically at www.ingretirementplans.com. Allocations must be in whole percentages, and there may be limitations on the number of investment options that can be selected. See "Investment Options" and "Transfers."

Transfer Credits. The Company provides a transfer credit in some cases on transferred assets, as defined by the Company, subject to certain conditions and state approvals. This benefit is provided on a nondiscriminatory basis. If a transfer credit is due under the contract, you will be provided with additional information specific to the contract.

Election of a transfer credit may impact the mortality and expense risk charge and the credited interest rate under certain fixed interest options. See "Fees" and "Appendix III - Fixed Plus Account."

Tax Code Restrictions. The Tax Code places some limitations on contributions to your account. See "Taxation."

Factors to Consider in the Purchase Decision. The decision to purchase or participate in the contracts should be discussed with your financial representative. Make sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur when, together with your financial representative, you consider an investment in the contract. You should pay attention to the following issues, among others:

1. Long-Term Investment - This contract is a long-term investment, and is typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Tax Code or your plan or may expose you to early withdrawal charges or tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not participate in this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½.
2. Investment Risk - The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not participate in this contract in order to invest in these options if you cannot risk getting back less money than you put in.
3. Features and Fees - The fees for this contract reflect costs associated with the features and benefits it provides. As you consider this contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features.
4. Exchanges - Replacing an existing insurance contract with this contract may not be beneficial to you. If this contract will be a replacement for another annuity contract or mutual fund option under the plan, you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under this contract. You should consider whether these additional benefits justify incurring a new schedule of early withdrawal charges or any increased charges that might apply under this contract. Also, be sure to talk to your financial professional or tax adviser to make sure that the exchange will be handled so that it is tax-free.

Other Products. We and our affiliates offer various other products with different features and terms than these contracts, which may offer some or all of the same funds. These products have different benefits, fees and charges, and may offer different share classes of the funds offered in this contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are alternative options available, and, if you are interested in learning more about these other products, contact your registered representative. These alternative options may not be available under your plan.

CONTRACT OWNERSHIP AND RIGHTS

Who Owns the Contract? The contract holder. This is the person or entity to whom we issue the contract.

Who Owns Money Accumulated Under the Contract?

▷ **Under Governmental 457(b) Plans.** The Tax Code requires that 457(b) plan assets of governmental employers be held in trust for the exclusive benefit of you and your beneficiaries. An annuity contract satisfies the trust requirement of the Tax Code.

▷ **Under Tax-Exempt 457(b) Plans.** In order to avoid being subject to the Employee Retirement Income Security Act of 1974 (ERISA), 457(b) plan assets of tax-exempt employers (including certain nonqualified, church-controlled organizations) remain the property of the employer, and are subject to the claims of the employer's general creditors.

▷ **Under 401(a), 401(k), Roth 401(k), 403(a), 403(b), or Roth 403(b) Plans**. Under the contract, we may establish one or more accounts for you. Generally, we establish an employee account to receive salary reduction and rollover amounts and an employer account to receive employer contributions. You have the right to the value of your employee account and any employer account to the extent you are vested as interpreted by the contract holder.

Who Holds Rights Under the Contract?

▷ Under all contracts, except group contracts issued through a voluntary 403(b) or Roth 403)(b) plan, the contract holder holds all rights under the contract. The contract holder may permit you to exercise some of those rights. For example, the contract holder may allow you to choose investment options.

▷ If you participate in a group or individual contract through a voluntary 403(b) or Roth 403(b) plan or other individual contracts, you hold all rights under the contract.

For additional information about the respective rights of the contract holder and participants, see Appendix IV.

RIGHT TO CANCEL

When and How to Cancel. If the contract holder chooses to cancel a contract, we must receive the contract and a written notice of cancellation within 10 days (or a longer period if required by state law) after the contract holder's receipt of the contract.

If you wish to cancel participation in the contract and are allowed to do so under the contract and the plan, you must send the document evidencing your participation and a written notice of cancellation to the Company within 10 days after you receive confirmation of your participation in the contract.

Refunds. We will produce a refund not later than seven calendar days after we receive the required documents and written notice in good order at the address listed in "Contract Overview-Questions: Contacting the Company." The refund will equal amounts contributed to the contract or account(s), as applicable, plus any earnings or less any losses attributable to the investment options in which amounts were invested. Any mortality and expense risk charges and administrative expense charges (if any) deducted during the period you held the contract will not be returned. We will not deduct an early withdrawal charge, nor apply a market value adjustment to any amounts you contributed to the Guaranteed Accumulation Account. In certain states, we are required to refund contributions. When a refund of contributions is not required, the investor bears any investment risk.

FEES

The following repeats and adds to information provided in the "Fee Table" section. Please review both this section and the "Fee Table" section for information on fees.

I. *Maximum Transaction Fees*

Early Withdrawal Charge

Withdrawals of all or a portion of your account value may be subject to a charge. In the case of a partial withdrawal where you request a specific dollar amount, the amount withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge.

Purpose: This is a deferred sales charge. It reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the mortality and expense risk charges, to make up the difference.

Amount: This charge is a percentage of the amount that you withdraw from the subaccounts, the Fixed Account and the Guaranteed Accumulation Account. We do not deduct an early withdrawal charge from amounts that you withdraw from the Fixed Plus Account. The percentage is determined by the early withdrawal charge schedule that applies to your account. Some of these schedules are listed below. The charge will never be more than 8.5% of your total purchase payments to the account, or under some contracts, the maximum permitted by NASD rules.

Early Withdrawal Charge Schedules. You may determine which schedule applies to you by consulting your certificate or the contract (held by the contract holder).

Schedule I. This is one of two maximum early withdrawal charge schedules that may apply to contracts other than Texas K-12 contracts. It grades down to zero over a 10-year period, as shown below. Some contracts have schedules that grade down to zero over fewer than 10 years.

Each contract will specify whether a schedule is based on one of the following: (1) The number of years since the account was established; (2) the number of years since the contract was established; (3) the number of completed purchase payment periods; or (4) the number of completed deposit cycles.

Unless the contract provides otherwise, the same schedule applies to installment purchase payments (ongoing contributions) and to single purchase payments (rollovers, exchanges or other one-time contributions).

Types of Fees

There are several types of fees which you may incur under the contract:

▷ Transaction Fees
  • Early Withdrawal Charge
  • Annual Maintenance Fee
  • Redemption Fees
▷ Fees Deducted from the Subaccounts
  • Mortality and Expense Risk Charge
  • Administrative Expense Charge
▷ Fund Fees and Expenses
▷ Premium and Other Taxes
▷ ING GET Fund Guarantee Charge

Terms to Understand in Schedules I, II and Schedule for Texas K-12 Contracts

▷ Account Year-a 12-month period measured from the date we establish your account, or measured from any anniversary of that date.
▷ Contract Year-a 12-month period measured from the date we establish the contract, or measured from any anniversary of that date.
▷ Purchase Payment Period (also called Contribution Period, Contract Years, Deposit Cycles, Account Years Completed, or Installment Payment Period under some contracts)-the period of time it takes to complete the number of installment payments expected to be made to your account over a year.

For example, if your payment frequency is monthly, a payment period is completed after 12 payments are made. If only 11 payments are made, the payment period is not completed until the twelfth payment is made. At any given time, the number of payment periods completed cannot exceed the number of account years completed, regardless of the number of payments made.

Schedule I

Purchase Payment Periods, Contribution Periods, Deposit Cycles, Contract Years or Completed Account Years (depending upon the contract)	Early Withdrawal Charge
Fewer than 5	5%
5 or more but fewer than 7	4%
7 or more but fewer than 9	3%
9 or more but fewer than 10	2%
10 or more	0%

Schedule II. This is one of two maximum early withdrawal charge schedules that apply to contracts other than Texas K-12 contracts. For contracts where we establish distinct accounts for installment purchase payments and single purchase payments (defined above), Schedule I applies to installment payment accounts and Schedule II applies to single payment accounts. As shown below, Schedule II grades down to zero over a nine-year period as account years are completed.

Schedule II

Completed Account Years	Early Withdrawal Charge
Fewer than 5	5%
5 or more but fewer than 6	4%
6 or more but fewer than 7	3%
7 or more but fewer than 8	2%
8 or more but fewer than 9	1%
9 or more	0%

Texas K-12 Contracts. The following schedule applies to participants who enroll in Texas K-12 contracts.

Completed Account Years	Early Withdrawal Charge
Fewer than 1	7.0%
1 or more but fewer than 2	6.5%
2 or more but fewer than 3	6.0%
3 or more but fewer than 4	5.5%
4 or more but fewer than 5	5.0%
5 or more but fewer than 6	4.5%
6 or more but fewer than 7	4.0%
7 or more but fewer than 8	3.5%
8 or more but fewer than 9	3.0%
9 or more but fewer than 10	2.0%
10 or more	0.0%

Early Withdrawal Charges (Roth 401(k)). Any early withdrawal charge under your contract applicable to a withdrawal of amounts attributable to a lump sum payment or an installment payment will apply in the same manner to a withdrawal of amounts attributable to the same type of contribution to a Roth 401(k) account.

Early Withdrawal Charges (Roth 403(b)). Any early withdrawal charge under your contract applicable to a withdrawal of amounts attributable to a lump sum payment or an installment payment will apply in the same manner to a withdrawal of amounts attributable to the same type of contribution to a Roth 403(b) account.

In the case of an early withdrawal charge for a participant installment account that is based upon the number of purchase payment cycles or deposit cycles ("cycles") completed, the number of cycles completed for the Roth 403(b) account will be determined independently from the number of cycles completed for any other participant installment account of the participant, other than the following exception. When we first establish a Roth 403(b) account or any other participant installment account for a participant, we will credit the new participant installment account the same number of purchase payments or deposits as were made, if any, to the existing participant installment account with the greatest number of purchase payments or deposits. After the new participant installment account is established under this paragraph, the number of additional cycles credited from that point forward to a participant installment account will be based solely on the number of subsequent purchase payments or deposits, if any, made to that particular participant installment account. This may result in a different number of cycles completed for each participant installment account.

For example, if a Roth 403(b) installment account is established for a participant who at that time has made 23 installment payments to her pre-tax 403(b) employee installment account, when the participant's Roth 403(b) installment account is initially established we will credit it with the same number of installment payments as were made to the existing account (i.e., 23). Thereafter, any future payments the participant makes to her pre-tax account will be credited toward the number of payment periods completed for that account only, while any future payments the participant makes to her Roth 403(b) account will be credited toward the number of payment periods completed only for the Roth 403(b) account.

Early Withdrawal Charge Waivers under all Contracts. These apply to all contracts. Also read the following two subsections regarding additional waivers, reduction or elimination of the charge.

This charge is waived for portions of a withdrawal that are:

▷ Used to provide income payments during the income phase;
▷ Paid because of your death before income payments begin;
▷ Paid where your account value is $5,000 or less*, and no part of the account has been taken as a withdrawal, used to provide income payments; or taken as a loan within the prior 12 months (36 months for some contracts issued in New York);
▷ Taken because of the election of a systematic distribution option (see "Systematic Distribution Options"); or
▷ Taken on or after the tenth anniversary of the effective date of the account.

*Under some contracts this waiver applies to withdrawals paid where your account value is $3,500 (or for some contracts issued in New York, $1,999 or when the paid-up annuity benefit is less than $20 monthly). In addition, under some contracts, we will waive this charge as otherwise allowed by the plan for a lump-sum cashout without a participant's consent.

Early Withdrawal Charge Waivers under Certain Contracts. To find out which waivers apply to the contract issued in connection with your plan, consult the certificate or the contract (held by the contract holder).

This charge is waived for portions of a withdrawal that are:

▷ Taken under accounts with an early withdrawal charge schedule based on completed purchase payment periods when you are at least age 59½ and have completed at least nine purchase payment periods;

▷ Taken after you have experienced a severance of employment with your employer* (under certain contracts, the employer must provide documentation of severance to the Company);

▷ Used to purchase an ING Life Insurance and Annuity Company single premium immediate annuity or other contracts allowed by the Company, under the condition that you do not cancel the new contract and obtain a refund during the cancellation period (if you cancel the new contract, we will reinstate the account under the old contract and the amount returned to the account from the new contract may then be withdrawn, subject to any early withdrawal charge that would have applied at the time the new contract was established);

▷ Depending upon the plan, due to financial hardship or hardship resulting from an unforeseeable emergency, as defined by the Tax Code and regulations thereunder, or an in-service distribution permitted by the plan when certified by the employer;

▷ From contracts used with plans under section 401(a)/401(k), 403(a), or 403(b) of the Tax Code, if the withdrawal is not more than 10% of your account value and is the first partial withdrawal in a calendar year (to qualify for this waiver you must be between the ages of 59½ and 70½ and cannot have elected the systematic withdrawal option; any outstanding loans are not included in the account value when calculating the 10% amount; and this waiver does not apply to full withdrawals or to a withdrawal due to a loan default);

▷ Withdrawn due to the transfer of your account value to another of the retirement products the Company offers under the contract holder's plan, subject to various conditions agreed to by the contract holder and the Company in writing;

▷ Made because the Company terminated the account under the circumstances described in "Other Topics-Account Termination";

▷ Withdrawn for a transfer as provided under Internal Revenue Service Ruling 90-24 to a Code section 403(b)(7) custodial account sponsored by the Company; or

▷ Made for the purposes of taking a loan from the plan, subject to conditions agreed to by the contract holder and the Company in writing.

*This waiver does not apply if the severance of employment would not have qualified as a separation from service under IRS guidance prior to the enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001.

Reduction, Waiver or Elimination. In addition to the specific waivers described above, we may reduce, waive or eliminate the early withdrawal charge for a particular plan. Any such reduction will reflect the differences we expect in distribution costs or services meant to be defrayed by this charge. Factors we consider for a reduction include, but are not limited to, the following:

▷ The number of participants under the plan;
▷ The type and nature of the group to which a contract is issued;
▷ The expected level of assets and/or cash flow under the plan;
▷ Our agent's involvement in sales activities;
▷ Our sales-related expenses;
▷ Distribution provisions under the plan;
▷ The plan's purchase of one or more other variable annuity contracts from us and the features of those contracts;
▷ The level of employer involvement in determining eligibility for distributions under the contract;
▷ Our assessment of financial risk to the Company relating to withdrawals; and
▷ Whether the contract results from the exchange of another contract issued by the Company to the same plan sponsor.

We will not reduce the early withdrawal charge in a manner that is unfairly discriminatory against any person.

We may also apply different early withdrawal charge provisions in contracts issued to certain employer groups or associations which have negotiated the contract terms on behalf of their employees. We will offer any resulting early withdrawal charge uniformly to all employees in the group.

Reduction for Certain New York Contracts. For master 403(b) plan contracts issued after July 29, 1993 in New York, in addition to waivers or reductions that we grant, the State of New York requires a reduced early withdrawal charge schedule for withdrawals from the Guaranteed Accumulation Account. The schedule grades down over a seven-year period as account years are completed, as shown in the table below. This same schedule is used for withdrawals from the subaccounts, Fixed Account or the Guaranteed Accumulation Account for contracts issued in New York on or after March 7, 2000 under contract forms G-CDA-99(NY) and G-CDA-01(NY).

Completed Account Years	Early Withdrawal Charge
Fewer than 3	5%
3 or more but fewer than 4	4%
4 or more but fewer than 5	3%
5 or more but fewer than 6	2%
6 or more but fewer than 7	1%
7 or more	0%

Annual Maintenance Fee

Maximum Amount. $30.00

When/How. For those plans that have a maintenance fee, each year during the accumulation phase we deduct this fee on your account anniversary and, in some cases, at the time of full withdrawal. Under some contracts we may also deduct this fee annually on the anniversary of the issue date of the contract, rather than on your account anniversary. It is deducted annually on a pro-rata basis from your account value invested in the subaccounts and the fixed interest options. We do not deduct this fee from a single purchase payment account. Under some plans we deduct the maintenance fee from both employer and employee accounts, in which case we may deduct one-half the fee from each account, pro-rata from your account value invested in the subaccounts and fixed interest options. We may also deduct all or a portion of the maintenance fee from a Roth 403(b) or Roth 401(k) account. Under some installment plans, your employer elects whether the fee is deducted from the employee account, employer account, or a portion from each. The Company may send a bill to your employer at or prior to such deduction.

Purpose. This fee helps defray the administrative expenses we incur in establishing and maintaining your account.

Reduction or Elimination. When a plan meets certain criteria, we may reduce, waive or eliminate the maintenance fee. Factors we consider reflect differences in our level of administrative costs and services, such as:

▷ The size, type and nature of the group to which a contract is issued;
▷ Amount of contributions to the contract;
▷ The expected level of assets under the plan (under some contracts, we may aggregate accounts under different contracts issued by the Company to the same contract holder);
▷ The anticipated level of administrative expenses, such as billing for payments, producing periodic reports, providing for the direct payment of account charges rather than having them deducted from account values, and any other factors pertaining to the level and expense of administrative services we will provide; and
▷ The number of eligible participants and the program's participation rate.

Due to factors on which the maintenance fee is based, it is possible that it may increase or decrease from year to year as the characteristics of the group change.

We will not unfairly discriminate against any group if we reduce or eliminate the maintenance fee. We will make any reduction according to our own rules in effect at the time we approve the application for a contract. We reserve the right to change these rules from time to time.

Redemption Fees

Certain funds may deduct redemption fees as a result of withdrawals, transfers, or other fund transactions you initiate. If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transaction you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your account value. For a more complete description of the funds' fees and expenses, review each fund's prospectus.

II. *Maximum Fees Deducted from the Subaccounts*

Mortality and Expense Risk Charge

Maximum Amount. 1.50% annually of your account value invested in the subaccounts during the accumulation phase; 1.25% annually of your account value invested in the subaccount during the income phase. See "The Income Phase - Charges Deducted." We may charge a different fee for different funds (but not beyond the maximum amount). See your certificate or the contract (held by the contract holder).

When/How. This fee is deducted daily from the subaccounts. We do not deduct this fee from any fixed interest option.

Purpose. This fee compensates us for the mortality and expense risks we assume under the contracts.

▷ The mortality risks are those risks associated with our promise to make lifetime payments based on annuity rates specified in the contracts and our funding of the death benefits and other payments we make to owners or beneficiaries of the accounts.
▷ The expense risk is the risk that the actual expenses we incur under the contracts will exceed the maximum costs that we can charge.

If the amount we deduct for this fee is not enough to cover our mortality costs and expenses under the contracts, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to make a profit from this fee.

Reduction. We may reduce the mortality and expense risk charge from the maximum when the plan meets certain criteria and we agree to the reduction with the contract holder in writing. Some contracts have a reduced mortality and expense risk charge only during the accumulation phase of the account which then increases during the income phase (but not beyond the maximum amount). Any reduction will reflect differences in expenses for administration based on such factors as:

▷ The expected level of assets under the plan (under some contracts, we may aggregate accounts under different contracts issued by the Company to the same contract holder);
▷ The size of the prospective group, projected annual number of eligible participants and the program's participation rate;
▷ The plan design (for example, the plan may favor stability of invested assets and limit the conditions for withdrawals, loans and available investment options, which in turn lowers administrative expenses);
▷ The frequency, consistency and method of submitting payments and loan repayments;
▷ The method and extent of onsite services we provide and the contract holder's involvement in services such as enrollment and ongoing participant services;
▷ The contract holder's support and involvement in the communication, enrollment, participant education and other administrative services;
▷ The projected frequency of distributions;
▷ The type and level of other factors that affect the overall administrative expense including expenses related to the contract or the plan; and
▷ Whether or not a transfer credit was selected by the plan sponsor.

We will determine any reduction of mortality and expense risk on a basis that is not unfairly discriminatory according to our rules in effect at the time a contract application is approved. We reserve the right to change these rules from time to time. Under some contracts we will reassess and increase or decrease this fee annually. However, the charge that may apply to a given participant upon entry into the income phase will remain fixed while the participant remains in that phase.

Administrative Expense Charge

Maximum Amount. 0.25% annually of your account value invested in the subaccounts.

When/How. For all participants who became covered under a contract on or after November 5, 1984, we reserve the right to charge an administrative expense charge of up to 0.25% annually of your account value invested in the subaccount. We are currently deducting this charge under the contracts issued to some plans. If charged, this fee is deducted daily from the subaccounts. We do not deduct this charge from any fixed interest option. This fee may be assessed during the accumulation phase and/or the income phase. If we are currently imposing this fee under the contract issued in connection with your plan when you enter the income phase, the fee will apply to you during the entire income phase.

Purpose. This fee helps defray our administrative expenses that cannot be covered by the mortality and expense charge described above. The fee is not intended to exceed our average expected cost of administering the contracts. We do not expect to make a profit from this fee.

Reduction. Under some contracts, if we charge the administrative expense charge, we may reduce it from the maximum when the plan meets certain criteria and we agree to the reduction with the contract holder, in writing. The level of the fee may be reassessed and increased or decreased annually.

III. *Fund Fees and Expenses*

As shown in the fund prospectuses and described in the "Fees Deducted by the Funds" section of this prospectus, each fund deducts management fees from the amounts allocated to the fund. In addition, each fund deducts other expenses which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract owner services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

The Company or its U.S. affiliates receive varying levels of revenue from each of the funds available through the contract. In terms of total dollar amounts received, the greatest amount of revenue generally comes from assets allocated to funds managed by the Company or other Company affiliates (including but not limited to ING Investments, LLC and Directed Services, Inc.), which funds may or may not also be subadvised by a Company affiliate. Assets allocated to funds managed by the Company or a Company affiliate but subadvised by unaffiliated third parties generally generate the next greatest amount of revenue. Finally, assets allocated to unaffiliated funds generate the least amount of revenue.

In addition to the types of revenue received from affiliated and unaffiliated funds described below, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to co-branded marketing materials; targeted marketing sales opportunities; training opportunities at meetings; training modules for sales personnel; and opportunity to host due diligence meetings for representatives and wholesalers.

Types of Revenue Received from Affiliated Funds

Affiliated funds are (a) funds managed by the Company, ING Investments, LLC, Directed Services, Inc. or other Company affiliates, which may or may not also be subadvised by another Company affiliate; and (b) funds managed by the Company or a Company affiliate but that are subadvised by unaffiliated third parties.

Revenues received by the Company from affiliated funds include:

- For those funds which the Company serves as investment adviser, a share of the management fee deducted from fund assets, which are disclosed in each fund prospectus;

- Service fees that are deducted from fund assets, which are disclosed in each fund prospectus; and

- For certain share classes, the Company or its affiliates may also receive compensation paid out of 12b-1 fees that are deducted from fund assets and disclosed in each fund prospectus.

Additionally, the Company receives other revenues from affiliated funds which may be based either on an annual percentage of average net assets held in the fund by the Company or a percentage of the fund's management fees. These revenues may be received as cash payments or according to a variety of financial accounting techniques which are used to allocate revenue and profits across the organization. In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company.

Types of Revenue Received from Unaffiliated Funds

Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

Revenues received by the Company or its affiliates from unaffiliated funds include:

- For certain funds, compensation paid from 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the applicable fund prospectus; and

- Additional payments for administrative, recordkeeping or other services which we provide to the funds or their affiliates or as an incentive for us to make the funds available through the contract. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund prospectus. These additional payments may be used by us to finance distribution of the contract.

The following table shows the 17 unaffiliated fund families and/or investment management groups which have funds currently offered through the contract, ranked according to the total amount they paid to the Company or its affiliates in 2005, in connection with the registered variable annuity contracts issued by the Company:

1. Fidelity Investments
2. Janus Funds
3. American Funds
4. Oppenheimer Funds
5. Lord Abbett Funds
6. AIM Investments
7. Pioneer Investments
8. Franklin Templeton Investments
9. Evergreen Investments
10. Pax World Funds
11. Calvert Funds
12. PIMCO Funds
13. Columbia Wanger Asset Management
14. American Century Investments
15. Hibernia Mutual Funds
16. Neuberger Berman, LLC
17. LKCM Aquinas Fund

Some fund families listed above may not have paid any amounts in 2005 to the Company or its affiliates in connection with the company's registered variable annuity contracts. If the revenues received from affiliated funds were included in the table above, payments from ING Investments, LLC and other Company affiliates would be at the top of the list.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds.

Certain funds may be structured as "fund of funds" (including the ING Solution portfolios). These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities. The fund prospectuses disclose the aggregate annual operating expenses of each portfolio and its corresponding underlying fund or funds. These funds are identified in the investment option list on the front of this prospectus.

IV. *Premium and Other Taxes*

Maximum Amount. Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

When/How. We reserve the right to deduct a charge for premium taxes from your account value or from payments to the account at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes at the time of a complete withdrawal or we may reflect the cost of premium taxes in our income phase payment rates when you commence income phase payments.

We will not deduct a charge for any municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, the Company reserves the right to assess a charge for any federal taxes due against the separate account. See "Taxation."

V. *ING GET Fund Guarantee Charge*

Various series of ING GET Fund may be offered from time to time, and additional charges may apply if you elect to invest in one of these series. The ING GET Fund guarantee charge is deducted each business day during the guarantee period if you elect to invest in the ING GET Fund. The amount of the ING GET Fund guarantee charge is 0.25% and is deducted from amounts allocated to the ING GET Fund investment option. This charge compensates us for the cost of providing a guarantee of accumulation unit values of the ING GET Fund subaccount. See "Investment Options - ING GET U.S. Core Portfolio."

YOUR ACCOUNT VALUE

During the accumulation phase, your account value at any given time equals:

▷ Account dollars directed to the fixed interest options, including interest earnings to date;
▷ Less any deductions from the fixed interest options (e.g., withdrawals, fees);
▷ Plus the current dollar value of amounts held in the subaccounts, which takes into account investment performance and fees deducted from the subaccounts.

Subaccount Accumulation Units. When a fund is selected as an investment option, your account dollars invest in "accumulation units" of the Variable Annuity Account C subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "Accumulation Unit Value," as described below, for each unit.

Accumulation Unit Value (AUV). The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The value of accumulation units vary daily in relation to the underlying fund's investment performance. The value also reflects deductions for fund fees and expenses, the mortality and expense risk charge, and the administrative expense charge (if any). We discuss these deductions in more detail in "Fee Table" and "Fees."

Valuation. We determine the AUV every business day after the close of the New York Stock Exchange (Exchange) (normally at 4 p.m. Eastern Time). At that time, we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

Net Investment Factor. The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

Net Investment Rate. The net investment rate is computed according to a formula that is equivalent to the following:

▷ The net assets of the fund held by the subaccount as of the current valuation; minus
▷ The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
▷ Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed);
▷ Divided by the total value of the subaccount's units at the preceding valuation;
▷ Minus a daily deduction for the mortality and expense risk charge, the administrative expense charge, if any, and any other fees deducted from investments in the separate account (such as guarantee charges for the ING GET Fund). See "Fees."

The net investment rate may be either positive or negative.

Hypothetical Illustration. As a hypothetical illustration, assume that an investor contributes $5,000 to his account and directs us to invest $3,000 in Fund A and $2,000 in Fund B. After receiving the contribution and following the next close of business of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time), the applicable AUV's are $10 for Subaccount A, and $25 for Subaccount B. The investor's account is credited with 300 accumulation units of Subaccount A and 80 accumulation units of Subaccount B.



Step 1: An investor contributes $5,000.

Step 2:
A. He directs us to invest $3,000 in Fund A. His dollars purchase 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV).
B. He directs us to invest $2,000 in Fund B. His dollars purchase 80 accumulation units of Subaccount B ($2,000 divided by the current $25 AUV).

Step 3: The separate account then purchases shares of the applicable funds at the current market value (net asset value or NAV).

The fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

Purchase Payments to Your Account. If all or a portion of initial purchase payments are directed to the subaccounts, they will purchase subaccount accumulation units at the AUV next computed after our acceptance of the applicable application or enrollment forms, as described in "Contract Purchase and Participation." Subsequent purchase payments or transfers directed to the subaccounts that we receive in good order by the close of business of the New York Stock Exchange (normally 4 p.m. Eastern Time) will purchase subaccount accumulation units at the AUV computed after the close of the Exchange (normally at 4:00 p.m. Eastern Time) on that day. The value of subaccounts may vary day to day.

WITHDRAWALS

Making a Withdrawal. Subject to limitations on withdrawals from the fixed interest options and other restrictions (see "Withdrawal Restrictions" below), the contract holder, or you if permitted by the plan, may withdraw all or a portion of your account value at any time during the accumulation phase.

Steps for Making a Withdrawal. The contract holder, or you if permitted by the plan, must:

▷ Select the withdrawal amount.

- Full Withdrawal: You will receive, reduced by any required withholding tax, your account value allocated to the subaccounts, the Guaranteed Accumulation Account (plus or minus any applicable market value adjustment) and the Fixed Account, minus any applicable early withdrawal charge and redemption fees, plus the amount available for withdrawal from the Fixed Plus Account.
- Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required withholding tax, the amount you specify, subject to the value available in your account. However, the amount actually withdrawn from your account will be adjusted by any applicable redemption fees, and by any applicable early withdrawal charge for amounts withdrawn from the subaccounts, the Guaranteed Accumulation Account or the Fixed Account, and any positive or negative market value adjustments for amounts withdrawn from the Guaranteed Accumulation Account. The amount available from the Fixed Plus Account may be limited.

  For a description of limitations on withdrawals from the Fixed Plus Account, see Appendix III.

▷ Select investment options. If not specified, we will withdraw dollars in the same proportion as the values you hold in the various investment options from each investment option in which you have an account value.
▷ Properly complete a disbursement form and submit it to the address listed in "Contract Overview-Questions: Contacting the Company."

Calculation of Your Withdrawal. We determine your account value every normal business day after the close of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time). We pay withdrawal amounts based on your account value either:

(1) As of the next valuation after we receive a request for withdrawal in good order at the address listed in "Contract Overview-Questions: Contacting the Company," or
(2) On such later date as specified on the disbursement form.

Delivery of Payment. Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, we will send your payment not later than seven calendar days following our receipt of your disbursement form in good order.

Reinstatement Privilege. Some contracts allow one-time use of a reinstatement privilege. Within 30 days after a full withdrawal, if allowed by law and the contract, you may elect to reinstate all or a portion of the proceeds. We must receive reinstated amounts within 60 days of the withdrawal. We will credit the account for the amount reinstated based on the subaccount values next computed following our receipt of your request in good order and the amount to be reinstated. We will credit the amount reinstated proportionally for maintenance fees and early withdrawal charges imposed at the time of withdrawal. We will deduct from the amounts reinstated any maintenance fee which fell due after the withdrawal and before the reinstatement. We will reinstate in the same investment options and proportions in place at the time of withdrawal. If you withdraw amounts from a series of the ING GET Fund and then elect to reinstate them, we will reinstate them in a GET Fund series that is then accepting deposits, if one is available. If one is not available, we will reallocate your GET amounts among other investment options in which you invested, on a pro-rata basis. Special rules apply to reinstatements of amounts withdrawn from the Guaranteed Accumulation Account. See Appendix I. Seek competent advice regarding the tax consequences associated with reinstatement.

Withdrawal Restrictions. Some plans may have other limits on withdrawals, other than or in addition to those listed below.

▷ Section 403(b)(11) of the Tax Code generally prohibits withdrawals under 403(b) contracts prior to your death, disability, attainment of age 59½, severance from employment, or financial hardship of the following:

    (1) Salary reduction contributions made after December 31, 1988; and

    (2) Earnings on those contributions and earnings on amounts held before 1989 and credited after December 31, 1988. Income attributable to salary reduction contributions and credited on or after January 1, 1989, may not be distributed in the case of hardship.

▷ 401(k) plans generally prohibit withdrawal of salary reduction contributions and associated earnings prior to your death, disability, attainment of age 59½, severance from employment, or financial hardship.

▷ The contract may require that the contract holder certify that you are eligible for the distribution.

▷ If you are married and covered by an ERISA plan, the contract holder must provide certification that Retirement Equity Act requirements have been met.

▷ Participants in Ball State University Alternate Pension Plan-The portion of your account value attributable to employer contributions and applicable earnings may not be withdrawn unless your employment is terminated with Ball State University or you have died, retired or separated from service. The contract holder may withdraw the employer account value, and you may transfer employer account values pursuant to an IRS Revenue Ruling 90-24 transfer, without regard to this restriction. No early withdrawal charge will apply to the first 20% of the employer account value transferred via a 90-24 transfer in a calendar year. This waiver does not apply to a 90-24 transfer of the full employer account value.

▷ Participants in Texas Optional Retirement Program-You may not receive any distribution before retirement, except upon becoming disabled as defined in the Tax Code, or terminating employment with Texas public institutions of higher learning. Conditions under which you may exercise the right to withdraw and the right to advance the date on which an income phase payment option is to begin are limited. These restrictions are imposed by reason of the Texas Attorney General's interpretation of Texas law.

Waivers of Early Withdrawal Charge and Fixed Plus Account Full and Partial Withdrawal Provisions (for those contracts that waive these charges/restrictions upon separation from service). Although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of early withdrawal charges or the Fixed Plus Account full or partial withdrawal provisions unless the severance from employment would otherwise have qualified as a separation from service under prior IRS "same desk" guidance (prior to enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001). Generally, a severance from employment due to a merger, liquidation, consolidation or other employer transaction does not qualify as a separation from service.

LOANS

Availability. If allowed by the contract and the plan, you may take out a loan from your account value during the accumulation phase. Loans are not available under Roth 401(k) or Roth 403(b) contracts or accounts. Some contracts restrict loans from your employer account. Loans are only allowed from amounts allocated to certain subaccounts and fixed interest options. Additional restrictions may apply under the Tax Code or due to our administrative practices. We reserve the right not to grant a loan request if the participant has an outstanding loan in default.

Requests. If you are eligible to obtain a loan, you may request one by properly completing the loan request form and submitting it to the address listed in "Contract Overview-Questions: Contacting the Company." Read the terms of the loan agreement before submitting any request.

Loan Interest. Interest will be applied on loan amounts. The difference between the rate applied and the rate credited on the loans under your contract is currently 2.5% (i.e., a 2.5% loan interest rate spread). We reserve the right to apply a loan interest rate spread of up to 3.0%.

SYSTEMATIC DISTRIBUTION OPTIONS

Features of a Systematic Distribution Option

If available under your plan, a Systematic Distribution Option allows you to receive regular payments from your account without moving into the income phase. By remaining in the accumulation phase, you retain certain rights and investment flexibility not available during the income phase. Because the account remains in the accumulation phase, all accumulation phase charges continue to apply.

Availability of Systematic Distribution Options. These options may be exercised at any time during the accumulation phase of the contract. To exercise one of these options, the account value must meet any minimum dollar amount and age criteria applicable to that option. To determine what Systematic Distribution Options are available, check with the contract holder or the Company.

Systematic Distribution Options currently available under the contract include the following:

▷ **SWO-Systematic Withdrawal Option**. SWO is a series of partial withdrawals from your account based on a payment method you select. It is designed for those who want a periodic income while retaining accumulation phase investment flexibility for amounts accumulated under the account. (This option may not be available if you have an outstanding loan.)

▷ **ECO-Estate Conservation Option**. ECO also allows you to maintain the account in the accumulation phase and provides periodic payments designed to meet the Tax Code's required minimum distributions. Under ECO, the Company calculates the minimum distribution amount required by law (generally at age 70½ or retirement, if later) and pays you that amount once a year.

For certain contracts issued in the state of New York, no market value adjustment is imposed on ECO withdrawals from the Guaranteed Accumulation Account.

▷ **Other Systematic Distribution Options**. Other Systematic Distribution Options may be available from time to time. Additional information relating to any of the Systematic Distribution Options may be obtained from your local representative or from the Company.

Availability of Systematic Distribution Options. The Company may discontinue the availability of one or all of the Systematic Distribution Options at any time, and/or change the terms of future elections.

Electing a Systematic Distribution Option. The contract holder, or you if permitted by the plan, makes the election of a Systematic Distribution Option. For some contracts, the contract holder must provide the Company with certification that the distribution is in accordance with the terms of the plan.

Terminating a Systematic Distribution Option. Once you elect a Systematic Distribution Option, except for accounts that are part of 457 plan contracts issued to non-governmental, tax exempt employers, you may revoke it at any time through a written request to the address listed in "Contract Overview-Questions: Contacting the Company." Once revoked, an option may not be elected again until the next calendar year, nor may any other Systematic Distribution Option be elected, unless the Tax Code permits it.

Tax Consequences. Withdrawals received through these options and revocations of elections may have tax consequences. See "Taxation."

DEATH BENEFIT

The contract provides a death benefit in the event of your death, which is payable to the beneficiary named under the contract (contract beneficiary).

During the Income Phase

This section provides information about the accumulation phase. For death benefit information applicable to the income phase, see "The Income Phase."

▷ Under contracts issued in connection with most types of plans except voluntary 403(b) and Roth 403(b) plans, the contract holder must be named as the contract beneficiary, but may direct that we make any payments to the beneficiary you name under the plan (plan beneficiary).

▷ Under contracts issued in connection with voluntary 403(b) and Roth 403(b) plans or other individual contracts, you may generally designate your own contract beneficiary who will normally be your plan beneficiary, as well.

During the Accumulation Phase

Payment Process

1. Following your death, the contract beneficiary (on behalf of the plan beneficiary, if applicable) must provide the Company with proof of death acceptable to us and a payment request in good order.
2. The payment request should include selection of a benefit payment option.
3. Within 7 calendar days after we receive proof of death acceptable to us and payment request in good order at the address listed in "Contract Overview-Questions: Contacting the Company," we will mail payment, unless otherwise requested.

Until a death benefit request is in good order and a payment option is selected, account dollars will remain invested as at the time of your death, and no distributions will be made.

Benefit Payment Options. The following payment options are available, if allowed by the Tax Code:

▷ Lump-sum payment;
▷ Payment under an available income phase payment option (see "The Income Phase-Payment Options"); and
▷ If the contract beneficiary or plan beneficiary is your spouse, payment under an available Systematic Distribution Option (may not be available under all plans). See "Systematic Distribution Options."

Unless the beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing account that is backed by our general account. This account can be accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time through the checkbook without penalty. Interest credited on this account may be less than under other settlement options available under the contract.

The following options are also available under some contracts, however, the Tax Code limits how long the death benefit proceeds may be left in these options.

▷ Leaving the account value invested in the contract; and
▷ Under some contracts, leaving your account value on deposit in the Company's general account and receiving monthly, quarterly, semi-annual or annual interest payments at the interest rate currently credited on such deposits. The balance on deposit can be withdrawn at any time or paid in accordance with any of the available income phase payment options. See "The Income Phase-Payment Options."

Death Benefit Calculation. For most contracts, the death benefit will be based on your account value. For amounts held in the Guaranteed Accumulation Account, any positive aggregate market value adjustment (the sum of all market value adjustments calculated due to a withdrawal) will be included in your account value. If a negative market value adjustment applies, it would be deducted only if the death benefit is withdrawn more than six months after your death. We describe the market value adjustment in Appendix I and in the Guaranteed Accumulation Account prospectus.

The death benefit is calculated as of the next time we value your account following the date on which we receive proof of death and payment request in good order. In addition to this amount, some states require we pay interest on amounts invested in fixed interest options, calculated from date of death at a rate specified by state law.

Some contracts provide a guaranteed death benefit if the contract beneficiary (on behalf of the plan beneficiary, if applicable) elects a lump-sum distribution or an income phase payment option within six months of your death. For those contracts, the guaranteed death benefit is the greater of:

(a)   Your account value on the day that notice of death and request for payment are received in good order at the address listed in "Contract Overview-Questions: Contacting the Company," plus any positive aggregate market value adjustment that applies to amounts allocated to the Guaranteed Accumulation Account; or

(b)   The sum of payments (minus any applicable premium tax) made to your account, minus withdrawals made from your account and any outstanding loan amount.

Tax Code Requirements. The Tax Code requires distribution of death benefit proceeds within a certain period of time. Failure to begin receiving death benefit payments within those time periods can result in tax penalties. Regardless of the method of payment, death benefit proceeds will generally be taxed to the beneficiary in the same manner as if you had received those payments. See "Taxation" for additional information.

THE INCOME PHASE

During the income phase, you receive payments from your accumulated account value.

Initiating Income Phase Payments. At least 30 days prior to the date you want to start receiving income phase payments, the contract holder, or you if permitted by the plan, must notify us in writing of the following:

▷ Start date;
▷ Income phase payment option (see the income phase payment options table in this section);
▷ Income phase payment frequency (i.e., monthly, quarterly, semi-annually or annually);
▷ Choice of fixed or variable payments;
▷ Selection of an assumed net investment rate (only if variable payments are elected); and
▷ Under some plans, certification from your employer and/or submission of the appropriate forms is also required.

The account will continue in the accumulation phase until the contract holder or you, as applicable, properly initiate income phase payments. Once an income phase payment option is selected, it may not be changed; however, certain options allow you to withdraw a lump sum.

What Affects Income Phase Payments? Some of the factors that may affect income phase payments include: your age, your account value, the income phase payment option selected, number of guaranteed payments (if any) selected, and whether you select variable or fixed payments.

Fixed Payments. Amounts funding fixed income phase payments will be held in the Company's general account. Fixed payments will remain the same over time.

Variable Payments. Amounts funding your variable income phase payments will be held in the subaccount(s) selected. The contracts may restrict the subaccounts available, the number of investment options to be selected and how many transfers, if any, are allowed among options during the income phase. For variable payments, an assumed net investment rate must be selected.

Payments from the Fixed Plus Account. Under some contracts, if a nonlifetime income phase payment option is selected, payments from the Fixed Plus Account may only be made on a fixed basis.

Assumed Net Investment Rate. If you select variable income phase payments, an assumed net investment rate must also be selected. If you select a 5% rate, your first payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

If you select a 3.5% rate, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon the investment performance of the subaccounts you selected. For more information about selecting an assumed net investment rate, request a copy of the Statement of Additional Information by calling us. See "Contract Overview-Questions: Contacting the Company."

Selecting an Increasing Payment. Under certain income phase payment options, if you select fixed payments, some contracts will allow you to elect an increase of one, two, or three percent, compounded annually. The higher your percentage, the lower your initial payment will be, while future payments will increase each year at a greater rate. Generally, this feature is not available with cash refund payment options and nonlifetime options.

Charges Deducted. When you select an income payment phase option (one of the options listed in the tables immediately below), a mortality and expense risk charge, consisting of a daily deduction of 1.25% on an annual basis, will be deducted from amounts held in the subaccounts. This charge compensates us for mortality and expense risks we assume under variable income phase payout options and is applicable to all variable income phase payout options, including variable nonlifetime options under which we do not assume mortality risk. In this situation, this charge will be used to cover expenses. Although we expect to make a profit from this fee, we do not always do so. For variable options under which we do not assume a mortality risk, we may make a larger profit than under other options. We may also deduct a daily administrative charge of 0.25% annually from amounts held in the subaccounts.

Required Minimum Payment Amounts. The initial income phase payment or the annual income phase payment total must meet the minimums stated in the contract. If your account value is too low to meet these minimum payment amounts, you will receive one lump-sum payment.

Death Benefit During the Income Phase. The death benefits that may be available to a beneficiary are outlined in the income phase payment option table below. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us in good order and the payment request at the address listed in "Contract Overview-Questions: Contacting the Company.".

Unless the beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing account that is backed by our general account. This account can be accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time through the checkbook without penalty. Interest credited on this account may be less than under other settlement options available under the contract.

Taxation. To avoid certain tax penalties, you and any beneficiary must meet the distribution rules imposed by the Tax Code. See "Taxation."

Income Phase Payment Options

The following tables list the income phase payment options and accompanying death benefits which may be available under the contracts. Some contracts restrict the options and the terms available. Refer to your certificate or check with your contract holder for details. We may offer additional income phase payment options under the contract from time to time.

Terms used in the Tables:

Annuitant: The person(s) on whose life expectancy the income phase payments are calculated.

Beneficiary: The person designated to receive the death benefit payable under the contract.

Lifetime Income Phase Payment Options	
Life Income	**Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made should the annuitant die prior to the second payment's due date. **Death Benefit-None:** All payments end upon the annuitant's death.
Life Income-Guaranteed Payments*	**Length of Payments:** For as long as the annuitant lives, with payments guaranteed for your choice of 5 to 30 years, or as otherwise specified in the contract. **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.

* Guaranteed period payments may not extend beyond the shorter of your life expectancy or until your age 95.

	Lifetime Income Phase Payment Options (continued):	
Life Income-Two Lives	**Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made should both annuitants die before the second payment's due date. **Continuing Payments:** **(a)** When you select this option, you choose for 100%, 662/3% or 50% of the payment to continue to the surviving annuitant after the first death; or **(b)** 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death. **Death Benefit-None:** All payments end after the death of both annuitants.
Life Income-Two Lives-Guaranteed Payments*	**Length of Payments:** For as long as either annuitant lives, with payments guaranteed for your choice of 5 to 30 years, or as otherwise specified in the contract. **Continuing Payments:** 100% of the payment to continue to the surviving annuitant after the first death. **Death Benefit-Payment to the Beneficiary:** If both annuitants die before the guaranteed payments have all been paid, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Life Income-Cash Refund Option (limited availability fixed payment only)	**Length of Payments:** For as long as the annuitant lives. **Death Benefit-Payment to the Beneficiary:** Following the annuitant's death, we will pay a lump-sum payment equal to the amount originally applied to the payment option (less any premium tax) and less the total amount of fixed income phase payments paid.
Life Income-Two Lives-Cash Refund Option(limited availability-fixed payment only)	**Length of Payments:** For as long as either annuitant lives. **Continuing Payment:** 100% of the payment to continue after the first death. **Death Benefit-Payment to the Beneficiary:** When both annuitants die, we will pay a lump-sum payment equal to the amount applied to the income phase payment option (less any premium tax) and less the total amount of fixed income phase payments paid.
	Nonlifetime Income Phase Payment Options [1]	
Nonlifetime-Guaranteed Payments*	**Length of Payments:** Payments will continue for the number of years you choose, based on what is available under the contract. Under some contracts, for amounts held in the Fixed Plus Account during the accumulation phase, the payment must be on a fixed basis and must be for at least 5 years. In certain cases, a lump-sum payment may be requested at any time (see below). **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments. We will not impose any early withdrawal charge.

Lump-sum Payment: If the Nonlifetime-Guaranteed Payments option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. A lump sum elected before three or five years of income phase payments have been completed (as specified by the contract) will be treated as a withdrawal during the accumulation phase and we will charge any applicable early withdrawal charge. If the early withdrawal charge is based on completed purchase payment periods, each year that passes after income payments begin will be treated as a completed purchase payment period, even if no additional payments are made. See "Fees-Early Withdrawal Charge." Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at the address listed in "Contract Overview-Questions: Contacting the Company."

Calculation of Lump-sum Payments: If a lump-sum payment is available to a beneficiary or to you in the income phase payment options above, the rate we use to calculate the present value of the remaining guaranteed payments is the same rate we use to calculate the income phase payments (i.e., the actual fixed rate used for the fixed payments or the 3.5% or 5% assumed net investment rate for variable payments).

*   Guaranteed period payments may not extend beyond the shorter of your life expectancy or until your age 95.
[1]   For contracts issued to the State of Montana and Board of Trustees, University of Illinois, the nonlifetime option is available only with fixed income phase payments.

CONTRACT DISTRIBUTION

General

The Company's subsidiary, ING Financial Advisers, LLC, serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at 151 Farmington Avenue, Hartford, Connecticut 06156.

The contracts are offered to the public by individuals who are registered representatives of ING Financial Advisers, LLC or of other broker-dealers that have entered into a selling arrangement with ING Financial Advisers, LLC. We refer to ING Financial Advisers, LLC and the other broker-dealers selling the contracts as "distributors." All registered representatives selling the contracts must also be licensed as insurance agents for the Company.

The following is a list of broker-dealers that are affiliated with the Company:

Bancnorth Investment Group, Inc.
Directed Services, Inc.
Financial Network Investment Corporation
Guaranty Brokerage Services, Inc.
ING America Equities, Inc.
ING Financial Markets LLC
ING Direct Funds Limited
ING DIRECT Securities, Inc.
ING Financial Partners, Inc.
ING Funds Distributor, LLC
Multi-Financial Securities Corporation
PrimeVest Financial Services, Inc.
Systematized Benefits Administrators, Inc.

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract owners or the separate account. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the contracts.

Commission Payments. Persons who offer and sell the contracts may be paid a commission. The commissions paid on transferred assets and recurring payments made during the first year of the participant account range from 0% to 7%. After the first year of the participant account, renewal commissions up to 1% may be paid on recurring payments up to the amount of the previous year's payments, and commissions of up to 7% may be paid on recurring payments in excess of this amount. In addition, the Company may pay an asset based commission ranging up to 0.50%.

We may also pay ongoing annual compensation of up to 40% of the commissions paid during the year in connection with certain premium received during that year, if the registered representative attains a certain threshold of sales of Company contracts. Individual registered representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. Commissions and annual payments, when combined, could exceed 7% of total premium payments. To the extent permitted by SEC and NASD rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products.

We may also enter into special compensation arrangements with certain distributors based on those firms' aggregate or anticipated sales of the contracts or other criteria. These special compensation arrangements will not be offered to all distributors, and the terms of such arrangements may differ among distributors based on various factors. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

Some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some sales personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and NASD rules. Management personnel of the Company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain sales management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the contracts.

In addition to direct cash compensation for sales of contracts described above, distributors may also be paid additional compensation or reimbursement of expenses for their efforts in selling contracts to you and other customers. These amounts may include:

- Wholesaling fees calculated as a percentage of the commissions paid to distributors or of purchase payments received under the contracts;
- Marketing allowances;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products, including holding training programs at our expense;
- Sponsorship payments to support attendance at meetings by registered representatives who sell our products;
- Reimbursement for the cost of attendance by registered representatives at conventions that we sponsor;
- Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on contract sales.

We pay dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

The following is a list of the top 25 selling firms that, during 2005, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by the Company, ranked by total dollars received.

1)	Symetra Investment Services, Inc.	14)	Huckin Financial Group, Inc.
2)	SunAmerica Securities, Inc.	15)	A. G. Edwards & Sons, Inc.
3)	Lincoln Investment Planning Inc.	16)	Jefferson Pilot Securities Corporation
4)	Valor Insurance Agency Inc.	17)	Waterstone Financial Group, Inc.
5)	Edward D. Jones & Co., L.P.	18)	Royal Alliance Associates, Inc.
6)	National Planning Corporation	19)	AIG Financial Advisors Inc.
7)	Securities America Inc.	20)	McGinn, Smith & Co., Inc.
8)	Walnut Street Securities, Inc.	21)	NIA Securities, L.L.C.
9)	Cadaret, Grant & Co., Inc.	22)	Financial Network Investment Corporation
10)	Multi-Financial Securities Corporation	23)	Mutual Service Corporation
11)	ING Financial Partners, Inc.	24)	Horan Securities, Inc.
12)	Proequities, Inc.	25)	Tower Square Securities, Inc.
13)	Linsco/Private Ledger Corp.		

If the amounts paid to ING Financial Advisers, LLC were included, ING Financial Advisers, LLC would be at the top of the list.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume or sales-based compensation to a distributor or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another Company, and may also provide a financial incentive to promote one of our contracts over another.

The names of the distributor and the registered representative responsible for your account are stated in your enrollment materials.

Oregon Education Association (OEA) and the Company's Agreement. Under the agreement, OEA agrees to:

▷ Exclusively endorse, and facilitate OEA members' access to, the variable annuity and other related investment products; and
▷ Advertise the Company's products in the OEA's newsletter.

In return, the Company agrees, effective January 1, 2006, to compensate the OEA $14,500 per month to help the OEA defray the costs incurred in providing this support.

Third Party Compensation Arrangements. Occasionally:

▷ Commissions and fees may be paid to distributors affiliated or associated with the contract holder, you and/or other contract participants; and/or
▷ The Company may enter into agreements with entities associated with the contract holder, you and/or other participants. Through such agreements, we may pay the entities for certain services in connection with administering the contract.

In both these circumstances there may be an understanding that the distributor or entities would endorse us as a provider of the contract. You will be notified if you are purchasing a contract that is subject to these arrangements.

TAXATION

I. *Introduction*

This section discusses our understanding of current federal income tax laws affecting the contracts. You should keep the following in mind when reading it:

▷ Your tax position (or the tax position of the designated beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contracts;

▷ Tax laws change. It is possible that a change in the future could affect contracts issued in the past;

▷ This section addresses federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions; and

▷ We do not make any guarantee about the tax treatment of the contract or any transaction involving the contracts.

In this Section

I. Introduction

II. Qualified Contracts

III. Possible Changes in Taxation

IV. Taxation of the Company

When consulting a tax adviser, be certain that he or she has expertise in the Tax Code sections applicable to your tax concerns.

We do not intend this information to be tax advice. For advice about the effect of federal income taxes or any other taxes on amounts held or paid out under the contracts, consult a tax adviser. No attempt is made to provide more than general information about the use of the contracts with tax-qualified retirement arrangements. For more comprehensive information contact the Internal Revenue Service (IRS).

Qualified Contracts
The contracts are available for purchase on a tax-qualified basis (qualified contracts).

Qualified contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans or programs intended to qualify for special income tax treatment under Tax Code section 401(a), 401(k), 457(b), 403(a), or 403(b) of the Tax Code. Qualified contracts may also be offered in connection with deferred compensation plans under Tax Code section 457(f), as well as in connection with non-section 457 deferred compensation plans, qualified governmental excess benefit plans under Tax Code section 415(m), and bona fide severance pay plans under Tax Code section 457(e).

II. *Taxation of Qualified Contracts*

General
The contracts are primarily designed for use with Tax Code section 401(a), 401(k), 403(a), 403(b), and 457(b) plans, including Roth 401(k) and Roth 403(b) plans. They may also be used with nonqualified deferred compensation plans under Tax Code section 457(f), with non-section 457 nonqualified deferred compensation plans, with qualified governmental excess benefit arrangements under Tax Code section 415(m), and with bona fide severance pay plans

under Tax Code section 457(e)(11). (We refer to all of these as "qualified plans"). The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. The ultimate effect of federal income taxes on the amounts held under a contract, or on income phase payments, depends on the type of retirement plan or program, the tax and employment status of the individual concerned, and on your tax status. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from: contributions in excess of specified limits, distributions before age 59½ (subject to certain exceptions), distributions that do not conform to specified commencement and minimum distribution rules, and in other specified circumstances. Some qualified plans are subject to additional distribution or other requirements that are not incorporated into our contract. No attempt is made to provide more than general information about the use of the contracts with qualified plans. Contract owners, participants, annuitants, and beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans may be subject to the terms and conditions of the plan themselves, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans to the extent such terms contradict the contract, unless we consent.

Contract owners, participants, and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. Therefore, you should seek competent legal and tax advice regarding the suitability of a contract for your particular situation. The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral
Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as defined in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity.

Section 403(b) and Roth 403(b) Tax-Deferred Annuities. The contracts are available as Tax Code section 403(b) tax-deferred annuities. Section 403(b) of the Tax Code allows employees of certain Tax Code section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, to a contract that will provide an annuity for the employee's retirement.

The contracts may also be available as a Roth 403(b), as described in Tax Code section 402A, and we may set up accounts for you under the contract for Roth 403(b) contributions. Tax Code section 402A allows employees of public schools and certain Tax Code section 501(c)(3) organizations to contribute after-tax salary contributions to a Roth 403(b), which provides for tax-free distributions, subject to certain restrictions.

In November, 2004 the Treasury Department proposed regulations which, if finalized, are not scheduled to take effect until after 2006. These proposed regulations may not be relied upon until they become final. We reserve the right to modify the contracts to comply with these regulations where allowed, or where required by law. The proposed regulations include: (a) the ability to terminate a 403(b) plan, which would entitle a participant to a distribution; (b) a revocation of IRS Revenue Ruling 90-24, which would increase restrictions on a participant's right to transfer his or her 403(b) accounts; and (c) the imposition of withdrawal restrictions on non-salary reduction contribution amounts, as well as other changes.

In addition to being offered as an investment option under the contract, shares of the following funds:

American Century® Income & Growth Fund (Advisor Class)
Capital One Mid Cap Equity Fund (Class A Shares)
EuroPacific Growth Fund® (Class R-4)
Evergreen Special Values Fund (Class A)
Janus Twenty Fund (limited availability)
LKCM Aquinas Growth Fund
Neuberger Berman Socially Responsive Fund® (Trust Class)
New Perspective Fund® (Class R-4)
Oppenheimer Developing Markets Fund (Class A)
Pax World Balanced Fund, Inc.
Templeton Global Bond Fund (Class A)
The Growth Fund of America® (Class R-4)
Washington Mutual Investors Fund℠ (Class R-4)

are also offered for sale directly to the general public. In order to qualify for favorable tax treatment under Tax Code section 403(b), a contract must be considered an "annuity." In Revenue Procedure 99-44, the IRS concluded that it will treat a contract as an annuity for tax purposes under Tax Code section 403(b), notwithstanding that contract premiums are invested at the contract holder's direction in publicly available securities. This treatment will be available provided no additional tax liability would have been incurred if the contribution was paid into a trust or a custodial account in an arrangement that satisfied the requirements of Tax Code section 401(a) or 457(b)(7)(A). We believe that the contracts satisfy the requirements set forth in Revenue Procedure 99-44 and will therefore be treated as an annuity for tax purposes, notwithstanding the fact that investments may be made in publicly available securities. However, the exact nature of the requirements of Revenue Procedure 99-44 is unclear, and you should consider consulting with a tax adviser before electing to invest in a fund that is offered for sale to the general public.

Revenue Procedure 99-44 does not specially address the use of publicly available securities in annuity contracts designed for use as a Roth 403(b). However, we believe that under this analysis such investment should not impact the treatment of such contracts as annuity contracts for purposes of Tax Code section 403(b). You should consider consulting with a tax adviser before electing to invest in a fund that is offered for sale to the general public through one of these contracts.

Section 401(a), 401(k), Roth 401(k), and 403(a) Plans. Sections 401(a), 401(k), and 403(a) of the Tax Code permit certain employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish these plans for themselves and their employees. These retirement plans may permit the purchase of the contracts to accumulate retirement savings under the plans. Employers intending to use the contract with such plans should seek competent legal advice.

The contracts may also be available as a Roth 401(k), as described in Tax Code section 402A, and we may set up accounts for you under the contract for Roth 401(k) contributions ("Roth 401(k) accounts"). Tax Code section 402A allows employees of certain private employers to contribute after-tax salary contributions to a Roth 401(k), which provides for tax-free distributions, subject to certain restrictions.

Section 457(b) and 457(f) Plans and Non-Section 457 Deferred Compensation Plans. Section 457 of the Tax Code permits certain employers to offer deferred compensation plans for their employees. These plans may be offered by state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities (governmental employers), as well as non-governmental, tax-exempt organizations (non-governmental employers). A 457 plan may be either a 457(b) (eligible) plan or a 457(f) (ineligible) plan. Participation in a 457(b) plan maintained by a non-governmental employer is generally limited to highly compensated employees and select management (other than 457(b) plans maintained by nonqualified, church-controlled organizations). Generally, participants may specify the form of investment for their deferred compensation account.

A non-section 457 deferred compensation plan may be either a deferred compensation plan of a tax-exempt employer that is "grandfathered" and not subject to section 457 rules, or a deferred compensation plan of a for-profit employer. Employers intending to use the contract with such plans should seek competent legal advice.

Under 457(b) plans of non-governmental employers, 457(f) plans, and non-section 457 deferred compensation plans, all amounts of deferred compensation, all property and rights purchased with such amounts and all income attributable to such amounts, property and rights remain solely the property and rights of the employer and are subject to the claims of the employer's general creditors. 457(f) plans must also contain a "substantial risk of forfeiture" in order to defer taxation of contributions and earnings. Generally, a substantial risk of forfeiture means that your right to receive deferred compensation is dependent upon your performance of future services to an employer or other entity. 457(b) plans of governmental employers, on the other hand, are required to hold all assets and income of the plan in trust for the exclusive benefit of plan participants and their beneficiaries. For purposes of meeting this requirement, an annuity contract is treated as a trust.

Amounts deferred under Tax Code section 457(f) plans and non-section 457 deferred compensation plans on or after January 1, 2005 must also meet the requirements of the Tax Code section 409A, which includes standards for deferral elections, restrictions on subsequent elections regarding the time and form of payment, and a prohibition on accelerating payment. It also requires distributions only upon the occurrence of the following specified events:

- Separation from service
- Disability
- Death
- Payment upon a specified time (or under a specified schedule) determined at the date that the deferral is made
- Change in control or ownership of the sponsoring employer, or
- Unforeseeable emergency

Tax Code section 409A does not affect the application of any other provision of the Tax Code, including section 457(f), or any common law doctrines (e.g. constructive receipt).

If the requirements of Tax Code section 409A are not met, affected participants covered by the plan will be subject to:

- Income tax inclusion on the deferred amounts, retroactive to the date of the original deferral (or if later, that date on which the deferred compensation was no longer subject to a substantial risk of forfeiture),
- Interest at the underpayment rate plus one percent on the underpayments, and
- An additional penalty tax equal to 20% of the amount included in income.

Amounts deferred under these plans prior to January 1, 2005 may be eligible for "grandfathering" from the requirements of Tax Code section 409A, if certain requirements are met.

415(m) Arrangements. If you participate in the contract through a qualified governmental excess benefit arrangement as defined in Tax Code section 415(m), the amounts provided under the contract may be subject to the same requirements as those applied to Tax Code section 457(b) plans. If the Tax Code section 415(m) arrangement is not designed to meet the requirements of Tax Code section 457(b), then the amounts provided under the contract are taxed in accordance with Tax Code section 451 and are generally taxable when paid or made available to you. There is no further information regarding 415(m) arrangements in this prospectus.

Bona Fide Severance Pay Plans. If you participate in the contract through certain bona fide severance pay plans, described in Tax Code section 457(e)(11), amounts provided under the contract are not generally taxable until paid or made available to you. However, because these plans are not clearly defined in the Tax Code, it may be determined that your plan does not qualify as a bona fide severance pay plan. If the plan does not qualify, then amounts provided under the contract are taxable in the year in which they are deferred. Because of this lack of clarity, it is imperative that you consult your tax adviser for guidance regarding taxation. There is no further information regarding bona fide severance pay plans in this prospectus.

Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans are limited by the Tax Code. We provide general information on these requirements for certain plans below. You should consult with your tax adviser in connection with contributions to a qualified contract.

401(a), 401(k), Roth 401(k), 403(a), 403(b), and Roth 403(b) Plans. The total annual contributions (including pre-tax and Roth 401(K) or Roth 403(b) after-tax contributions) by you and your employer cannot exceed, generally, the lesser of 100% of your compensation or $44,000. Compensation means your compensation for the year from the employer sponsoring the plan and, for years beginning after December 31, 1997, includes any elective deferrals under Tax Code section 402(g) and any amounts not includible in gross income under Tax Code sections 125 or 457.

This limit applies to your contributions as well as to any contributions made by your employer on your behalf. An additional requirement limits your salary reduction contributions to a 401(k), Roth 401(k), 403(b), or Roth 403(b) plan to generally no more than $15,000. Contribution limits are subject to annual adjustments for cost-of-living increases. Your own limit may be higher or lower, depending upon certain conditions.

With the exception of the Roth 401(k) and Roth 403(b) contributions, purchase payments to your account(s) will be excluded from your gross income only if the plan meets certain nondiscrimination requirements, as applicable. Roth 401(k) and Roth 403(b) salary reduction contributions are made on an after-tax basis.

457(b) Plans. In order to be excludible from gross income for federal income tax purposes, total annual contributions made by you and your employer to a 457(b) plan cannot exceed, generally, the lesser of $15,000 or 100% of your includible compensation. Generally, includible compensation means your compensation for the year from the employer sponsoring the plan, including deferrals to the employer's Tax Code section 457, 401(k), Roth 401(k), 403(b), Roth 403(b), and 125 cafeteria plans.

The $15,000 limit is subject to an annual adjustment for cost-of-living increases.

Catch-up Contributions. Notwithstanding the contribution limits noted above, a participant in a 401(k), Roth 401(k), 403(b), Roth 403(b), or a 457(b) plan of a governmental employer who is at least age 50 by the end of the plan year may contribute an additional amount not to exceed the lesser of:

(a) $5,000; or
(b) The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

Additional catch-up provisions may be available. For advice on using a catch-up provision, please consult with your tax adviser.

Distributions - General

Certain tax rules apply to distributions from the contracts. A distribution is any amount taken from a contract including withdrawals, income phase payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

401(a), 401(k), 403(a), 403(b) and Governmental 457(b) Plans. All distributions from these plans are taxed as received unless one of the following is true:

▷ The distribution is an eligible rollover distribution and is rolled over to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code; or
▷ You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code.

A payment is an eligible rollover distribution unless it is:

- Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
- A required minimum distribution under Tax Code section 401(a)(9);
- A hardship withdrawal;
- Otherwise excludable from income; or
- not recognized under applicable regulations as eligible for rollover.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a contract used with a 401(a), 401(k), 403(a), or 403(b) plan (or amounts from a governmental 457(b) plan that are attributable to rollovers from such plans) unless certain exceptions, including one or more of the following, have occurred:

a) You have attained age 59½;
b) You have become disabled, as defined in the Tax Code;
c) You have died and the distribution is to your beneficiary;
d) You have separated from service with the sponsor at or after age 55;
e) The distribution amount is rolled over into another eligible retirement plan or to an IRA in accordance with the terms of the Tax Code;
f) You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;
g) The distribution is made due to an IRS levy upon your plan; or
h) The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order (QDRO).

In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may impose other exceptions or penalty taxes in other circumstances.

401(k) Plans. Subject to the terms of your 401(k) plan, distributions from your 401(k) employee account, and possibly all or a portion of your 401(k) employer account, may only occur upon your retirement, death, attainment of age 59½, disability, severance from employment, financial hardship, or termination of the plan, in some instances. Such distributions remain subject to other applicable restrictions under the Tax Code.

403(b) Plans. Distribution of amounts restricted under Tax Code section 403(b)(11) may only occur upon your death, attainment of age 59½, severance from employment, disability or financial hardship. Such distributions remain subject to other applicable restrictions under the Tax Code.

If, pursuant to Revenue Ruling 90-24, the Company agrees to accept amounts transferred from a Tax Code section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code section 403(b)(7)(A)(ii).

Roth 401(k) and Roth 403(b) Plans. You may take partial or full withdrawals of purchase payments made by salary reduction and earnings credited on those purchase payments from a Roth 401(k) or Roth 403(b) account only if you have:

a) Attained age 59½;
b) Experienced a severance from employment;
c) Become disabled as defined in the Tax Code;
d) Died;
e) Experienced financial hardship as defined by the Tax Code; or
f) Met other circumstances as allowed by federal law, regulations or rulings.

The amount available for financial hardship is limited to the lesser of the amount necessary to satisfy the financial hardship or the amount attributable to salary reduction contributions (excluding earnings on such contributions).

A partial or full withdrawal of purchase payments made by salary reduction to a Roth 401(k) or Roth 403(b) account and earnings credited on those purchase payments will be excludable from income if it is a qualified distribution. A qualified distribution from a Roth 401(k) or Roth 403(b) account is one that meets the following requirements.

1. The withdrawal occurs after the 5-year taxable period measured from the earlier of:

    a) The first taxable year you made a designated Roth 401(k) or Roth 403(b) contribution to any designated Roth 401(k) or Roth 403(b) account established for you under the same applicable retirement plan as defined in Tax Code section 402A; or

    b) If a rollover contribution was made from a designated Roth 401(k) or Roth 403(b) account previously established for you under another applicable retirement plan, the first taxable year for which you made a designated Roth 401(k) or Roth 403(b) contribution to such previously established account; and

2. The withdrawal occurs after you attain age 59½, die with payment being made to your beneficiary, or become disabled as defined in the Tax Code.

457(b) Plans. All distributions from a 457(b) plan are taxed when paid or made available to you. Under a 457(b), amounts may not be made available to you earlier than (1) the calendar year you attain age 70½; (2) when you experience a severance from employment with your employer; or (3) when you experience an unforeseeable emergency. A one-time in-service distribution may also be permitted if the total amount payable to the participant does not exceed $5,000 and no amounts have been deferred by the participant during the 2-year period ending on the date of distribution.

457(f) Plans. Compensation deferred under a 457(f) plan is includible in gross income in the first year in which it is no longer subject to a "substantial risk of forfeiture" as defined under Tax Code section 45(f), or required to be includible under Tax Code section 409A.

Non-Section 457 Deferred Compensation Plans. Compensation deferred under a non-section 457 deferred compensation plan is generally includible in income in the first year in which it (i) is paid or otherwise made available to you or your designated beneficiary, or (ii) is required to be includible under Tax Code section 409A.

Special Hurricane-Related Relief. The Katrina Emergency Tax Relief Act and the Gulf Opportunity Zone Act provide tax relief to victims of Hurricanes Katrina, Rita and Wilma. The relief includes a waiver of the 10% penalty tax on qualified hurricane distributions from eligible retirement plans (401(a), 401(k), 403(a), 403(b), and governmental 457(b) plans). In addition, the 20% mandatory withholding rules do not apply to these distributions and the tax may be spread out ratably over a three-year period. A recipient of qualified hurricane distribution may also elect to re-contribute all or a portion of the distribution to an eligible retirement plan within three (3) years of receipt without tax consequences. Other relief may also apply. You should consult a competent tax adviser for further information.

Lifetime Required Minimum Distributions (Section 401(a), 401(k), Roth 401(k), 403(a), 403(b), Roth 403(b), and 457(b) Plans)

To avoid certain tax penalties, you and any designated beneficiary must meet the required minimum distribution requirements imposed by the Tax Code. These rules dictate the following:

▷ Start date for distributions;
▷ The time period in which all amounts in your contract(s) must be distributed; and
▷ Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or retire, whichever occurs later, unless:

▷ Under 401(a), 401(k), and governmental 457(b) plans, you are a 5% owner, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain age 70½; or

▷ Under 403(b) plans, the Company maintains separate records of amounts held as of December 31, 1986. In this case distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75 or retire, if later. However, if you take any distributions in excess of the minimum required amount, then special rules require that the excess be distributed from the December 31, 1986 balance.

Time Period. We must pay out distributions from the contract over a period not extending beyond one of the following time periods:

▷ Over your life or the joint lives of you and your designated beneficiary; or

▷ Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required minimum distribution must be calculated in accordance with Tax Code Section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of any other benefits provided under the account, such as guaranteed death benefits.

50% Excise Tax. If you fail to receive the required minimum distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Further information regarding required minimum distributions may be found in your contract or certificate.

Required Distributions Upon Death (Section 401(a), 401(k), Roth 401(k), 403(a), 403(b), Roth 403(b), and 457(b) Plans)

Different distribution requirements apply after your death, depending upon if you have begun receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract or certificate.

If your death occurs on or after you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code section 401(a)(9) provides specific rules for calculating the minimum required distributions at your death.

If your death occurs before you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you died on September 1, 2006, your entire balance must be distributed to the designated beneficiary by December 31, 2011. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made within one of the following timeframes:

▷ Over the life of the designated beneficiary; or

▷ Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:

▷ December 31 of the calendar year following the calendar year of your death; or

▷ December 31 of the calendar year in which you would have attained age 70½.

No designated beneficiary. If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of the contract owner's death.

Withholding

Any taxable distributions under the contract are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient's tax status.

401(a), 401(k), Roth 401(k), 403(a), 403(b), Roth 403(b), and 457(b) Plans of Governmental Employers. Generally, distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

457(b) Plans of Non-Governmental Employers, 457(f) Plans, and Non-Section 457 Deferred Compensation Plans. All distributions from these plans, except death benefit proceeds, are subject to mandatory federal income tax withholding as wages. No withholding is required on payments to designated beneficiaries.

Non-resident Aliens. If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status. Section 1441 does not apply to participants in 457(b) plans of non-governmental employers, 457(f) plans, or non-section 457 deferred compensation plans.

Assignment and Other Transfers.

401(a), 401(k), Roth 401(k), 403(a), 403(b), Roth 403(b), and 457(b) Plans. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:

▷ A plan participant as a means to provide benefit payments;
▷ An alternate payee under a qualified domestic relations order in accordance with Tax Code section 414(p); or
▷ The Company as collateral for a loan.

III. Possible Changes in Taxation

Although the likelihood of legislative change and tax reform is uncertain, there is always the possibility that the tax treatment of the contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). In addition, legislative changes implemented under the Economic Growth and Tax Relief Reconciliation Act of 2001 are scheduled to sunset or expire after December 31, 2010 unless further extended by future legislation. You should consult a tax adviser with respect to legislative developments and their effect on the contract.

IV. Taxation of the Company

We are taxed as a life insurance company under the Tax Code. Variable Annuity Account C is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

OTHER TOPICS

Performance Reporting

We may advertise different types of historical performance for the subaccounts including:

▷   standardized average annual total returns; and
▷   non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds.

Standardized Average Annual Total Returns. We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccount over the most recent month-end, one, five and ten-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained.

We include all recurring charges during each period (e.g., mortality and expense risk charges, annual maintenance fees, administrative expense charges (if any), ING GET Fund guarantee charges (if any), and any applicable early withdrawal charges).

Non-Standardized Average Annual Total Returns. We calculate non-standardized average annual total returns in a similar manner as that stated above, except we may include returns that do not reflect the deduction of any applicable early withdrawal charge. Some non-standardized returns may also exclude the effect of a maintenance fee. If we reflected these charges in the calculation, they would decrease the level of performance reflected by the calculation. Non-standardized returns may also include performance from the fund's inception date, if that date is earlier than the one we use for standardized returns.

Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. Generally, under contracts issued in connection with section 403(b), 401 or 403(a) plans, you have a fully vested interest in the value of your employee account, and in your employer account to the extent of your vested percentage in the plan. Therefore, under such plans you generally have the right to instruct the contract holder how to direct us to vote shares attributable to your account. Under contracts issued in connection with section 457 plans, the contract holder retains all voting rights. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes, whole and fractional, any person is entitled to direct will be determined as of the record date set by any fund in which that person invests through the subaccounts.

▷ During the accumulation phase, the number of votes is equal to the portion of your account value invested in the fund, divided by the net asset value of one share of that fund.

▷ During the income phase, the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

Contract Modification

We may change the contract as required by federal or state law. In addition, we may, upon 30 days' written notice to the contract holder, make other changes to group contracts that would apply only to individuals who become participants under that contract after the effective date of such changes. If the group contract holder does not agree to a change, we reserve the right to refuse to establish new accounts under the contract, and under some contracts, to discontinue accepting payments to existing accounts. Certain changes will require the approval of appropriate state or federal regulatory authorities.

We reserve the right to amend the contract to include any future changes required to maintain the contract (and the Roth 403(b) or Roth 401(k) accounts) as a designated Roth 403(b) or Roth 401(k) annuity contract (or account) under the Tax Code, regulations, IRS rulings and requirements.

In addition, under some contracts we reserve the right, without contract holder consent, to change the tables for determining the amount of income phase payments or the income phase payment options available. Such a change would only apply to income phase payments attributable to contributions accepted after the date of change.

Legal Matters and Proceedings

We are not aware of any pending legal proceedings which involve the separate account as a party.

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitrations, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

ING Financial Advisers, LLC, the principal underwriter and distributor of the contract (the "distributor"), is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Some of these suits may seek class action status and sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. ING Financial Advisers, LLC is not involved in any legal proceeding which, in the opinion of management, is likely to have a material adverse effect on its ability to distribute the contract.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under the following circumstances:

(a) On any valuation date when the New York Stock Exchange is closed (except customary weekend and holiday closings), or when trading on the New York Stock Exchange is restricted;

(b) When an emergency exists as determined by the SEC so that disposal of securities held in the subaccounts is reasonably practicable or it is not reasonably practicable to fairly determine the value of the subaccount's assets;

(c) During any other periods the SEC may by order permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Transfer of Ownership; Assignment

An assignment of a contract will only be binding on us if it is made in writing and sent to us at the address listed in "Contract Overview-Questions: Contacting the Company." We will use reasonable procedures to confirm that the assignment is authentic, including verification of signature. If we fail to follow our own procedures, we will be liable for any losses to you directly resulting from the failure. Otherwise, we are not responsible for the validity of any assignment. The rights of the contract holder and the interest of the annuitant and any beneficiary will be subject to the rights of any assignee we have on our records.

Account Termination

Under some contracts, where allowed by state law, we reserve the right to terminate an individual account if the account value is less than $5,000 ($3,500 under some contracts and for some contracts issued in New York $1,999), if this value is not due to negative investment performance, and if no purchase payments have been received within the previous twelve months (thirty-six months under some contracts issued in New York). In addition, for some contracts issued in New York, we may also terminate an individual account if the paid up annuity benefit is less than $20 monthly. We will notify you or the contract holder 90 days prior to terminating the account. If we exercise this right we will not deduct an early withdrawal charge.

Intent to Confirm Quarterly

Under certain contracts, we will provide confirmation of scheduled transactions quarterly rather than immediately to the participant.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information (SAI) contains more specific information on the Separate Account and the contract, as well as the financial statements of the Separate Account and the Company. A list of the contents of the SAI is set forth below:

General Information and History

Variable Annuity Account C

Offering and Purchase of Contracts

Income Phase Payments

Sales Material and Advertising

Independent Registered Public Accounting Firm

Financial Statements of the Separate Account

Consolidated Financial Statements of ING Life Insurance and Annuity Company

You may request an SAI by calling the Company at the number listed in "Contract Overview - Questions: Contacting the Company."

APPENDIX I
GUARANTEED ACCUMULATION ACCOUNT

The Guaranteed Accumulation Account is a fixed interest option that may be available during the accumulation phase under the contracts. This Appendix is only a summary of certain facts about the Guaranteed Accumulation Account. Please read the Guaranteed Accumulation Account prospectus before investing in this option. You may obtain a copy of the Guaranteed Accumulation Account prospectus by contacting us at the address or telephone number listed in "Contract Overview: Questions: Contacting the Company."

General Disclosure. Amounts that you invest in the Guaranteed Accumulation Account will earn a guaranteed interest rate if amounts are left in the Guaranteed Accumulation Account for the specified period of time. If you withdraw or transfer those amounts before the specified period of time has elapsed, we may apply a "market value adjustment," which may be positive or negative.

When you decide to invest money in the Guaranteed Accumulation Account, you will want to contact your local representative or the Company to learn:

▷ The interest rate we will apply to the amounts that you invest in the Guaranteed Accumulation Account. We change this rate periodically, so be certain you know what rate we guarantee on the day your account dollars are invested into the Guaranteed Accumulation Account.

▷ The period of time your account dollars need to remain in the Guaranteed Accumulation Account in order to earn that rate. You are required to leave your account dollars in the Guaranteed Accumulation Account for a specified period of time (guaranteed term), in order to earn the guaranteed interest rate.

Deposit Periods. A deposit period is the time during which we offer a specific interest rate if you deposit dollars for a certain guaranteed term. For a particular interest rate and guaranteed term to apply to your account dollars, you must invest them during the deposit period during which that rate and term are offered.

Interest Rates. We guarantee different interest rates, depending upon when account dollars are invested in the Guaranteed Accumulation Account. The interest rate we guarantee is an annual effective yield; that means that the rate reflects a full year's interest. We credit interest daily at a rate that will provide the guaranteed annual effective yield over one year. The guaranteed interest rate will never be less than the rate stated in the contract.

Fees and Other Deductions.

If all or a portion of your account value in the Guaranteed Accumulation Account is withdrawn, you may incur the following:

▷ Market Value Adjustment (MVA)as described in this appendix and in the Guaranteed Accumulation Account prospectus;
▷ Tax Penalties and/or Tax withholding-See "Taxation";
▷ Early Withdrawal Charge-See "Fees"; and/or
▷ Maintenance Fee-See "Fees".

We do not make deductions from amounts in the Guaranteed Accumulation Account to cover mortality and expense risks. Rather, we consider these risks when determining the credited rate.

Market Value Adjustment (MVA). If you withdraw or transfer your account value from the Guaranteed Accumulation Account before the guaranteed term is completed, an MVA may apply. The MVA reflects the change in

the value of the investment due to changes in interest rates since the date of deposit. The MVA may be positive or negative.

▷ If interest rates at the time of withdrawal have increased since the date of deposit, the value of the investment decreases and the MVA will be negative. This could result in your receiving less than the amount you paid into the Guaranteed Accumulation Account.

▷ If interest rates at the time of withdrawal have decreased since the date of deposit, the value of the investment increases and the MVA will be positive.

Under some contracts issued in New York, if you have elected ECO as described in "Systematic Distribution Options," no MVA applies to amounts withdrawn from the Guaranteed Accumulation Account.

Guaranteed Terms. The guaranteed term is the period of time account dollars must be left in the Guaranteed Accumulation Account in order to earn the interest rate specified for that guaranteed term. We offer different guaranteed terms at different times. Check with your local representative or the Company to learn the details about the guaranteed term(s) currently being offered.

In general we offer the following guaranteed terms:

▷ Short-term-three years or less; and
▷ Long-term-ten years or less, but greater than three years.

At the end of a guaranteed term, the contract holder or you if permitted may:

▷ Transfer dollars to a new guaranteed term;
▷ Transfer dollars to other available investment options; or
▷ Withdraw dollars.

Deductions may apply to withdrawals. See "Fees and Other Deductions" in this section.

Transfer of Account Dollars. Generally, account dollars invested in the Guaranteed Accumulation Account may be transferred among guaranteed terms offered through the Guaranteed Accumulation Account, and/or to other investment options offered through the contract. However, transfers may not be made during the deposit period in which your account dollars are invested in the Guaranteed Accumulation Account or for 90 days after the close of that deposit period. We will apply an MVA to transfers made before the end of a guaranteed term.

Income Phase. The Guaranteed Accumulation Account cannot be used as an investment option during the income phase. The contract holder or you, if permitted, may notify us at least 30 days in advance to elect a variable payment option and to transfer your Guaranteed Accumulation Account dollars to any of the subaccounts available during the income phase.

Loans. You cannot take a loan from your account value in the Guaranteed Accumulation Account. However, we include your account value in the Guaranteed Accumulation Account when determining the amount of your account value we may distribute as a loan.

Reinstating Amounts Withdrawn from the Guaranteed Accumulation Account. If amounts are withdrawn from the Guaranteed Accumulation Account and then reinstated in the Guaranteed Accumulation Account, we will apply the reinstated amount to the current deposit period. The guaranteed annual interest rate, and guaranteed terms available on the date of reinstatement will apply. Amounts will be reinstated proportionately in the same way as they were allocated before withdrawal.

Your account value will not be credited for any negative MVA that was deducted at the time of withdrawal.

APPENDIX II
FIXED ACCOUNT

The Fixed Account is an investment option available during the accumulation phase under some contracts. Amounts allocated to the Fixed Account are held in the Company's general account which supports insurance and annuity obligations. Under some contracts, this option is available to installment purchase plans only. This option is not available in the state of New York under some contracts.

> Additional information about this option may be found in the contract.

General Disclosure. Interests in the Fixed Account have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding the Fixed Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Appendix regarding the Fixed Account has not been reviewed by the SEC.

Interest Rates. The Fixed Account guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Among other factors, the safety of the interest rate guarantee depends upon the claims-paying ability of the Company. Amounts applied to the Fixed Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Account will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets, the amortization of any capital gains and/or losses realized on the sale of invested assets. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Withdrawals. Under certain emergency conditions, some contracts allow us to defer payment of any withdrawal for a period of up to 6 months or as provided by federal law. Additionally, if allowed by state law, some contracts provide that we may pay withdrawals in equal payments with interest, over a period not to exceed 60 months when:

(a)   The Fixed Account withdrawal value exceeds $250,000 on the day before withdrawal; and
(b)   The sum of the current Fixed Account withdrawal and total of all Fixed Account withdrawals within the past 12 calendar months exceeds 20% of the amount in the Fixed Account on the day before the current withdrawal.

The contract describes how we will determine the interest rate credited to amounts held in the Fixed Account during the payment period, including the minimum interest rate.

Charges. We do not make deductions from amounts in the Fixed Account to cover mortality and expense risks. We consider these risks when determining the credited rate.

If you make a withdrawal from amounts in the Fixed Account, an early withdrawal charge may apply. See "Fees-Early Withdrawal Charge."

Transfers. During the accumulation phase, you may transfer account dollars from the Fixed Account to any other available investment option. We may vary the dollar amount that you are allowed to transfer, but it will never be less than 10% of your account value held in the Fixed Account each calendar year or each 12-month period, depending upon the contract. We determine the amount available for transfer based on your Fixed Account value either (1) on the January 1st preceding the transfer request or (2) as of the date we receive the transfer request in good order at the address listed in "Contract Overview-Questions: Contacting the Company." The 10% limit does not apply to amounts being transferred into the Fixed Plus Account (if available under the contract).

By notifying us at the address listed in "Contract Overview-Questions: Contacting the Company" at least 30 days before income payments begin you, or the contract holder on your behalf, may elect to have amounts transferred to one or more of the funds available during the income phase to provide variable payments.

Contract Loans. If available under your plan, contract loans may be made from account values held in the Fixed Account.

APPENDIX III
FIXED PLUS ACCOUNT

The Fixed Plus Account is an investment option available during the accumulation phase under some contracts. Amounts allocated to the Fixed Plus Account are held in the Company's general account which supports insurance and annuity obligations.

> Additional information about this option may be found in the contract.

General Disclosure. Interests in the Fixed Plus Account have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding the Fixed Plus Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Appendix regarding the Fixed Plus Account has not been reviewed by the SEC.

Certain Restrictions. This option is not available in the state of New York under some contracts. We reserve the right to limit investments in or transfers to the Fixed Plus Account. Under most contracts, you may not elect certain withdrawal options including, the systematic distribution option, if you have requested a Fixed Plus Account transfer or withdrawal in the prior 12-month period. For some contracts, under certain emergency conditions, we may defer payment of a withdrawal from the Fixed Plus Account for a period of up to six months or as provided by federal law.

Interest Rates. The Fixed Plus Account guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Among other factors, the safety of the interest rate guarantees depends upon the claims-paying ability of the Company. Under some contracts, we credit amounts held in the Fixed Plus Account with a rate 0.25% higher than the then-declared rate beginning in the tenth year after your account was established. Amounts applied to the Fixed Plus Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Plus Account will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets, an whether a transfer credit has been selected. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Requests for Partial Withdrawals. The contract holder or you, if permitted by the plan, may take up to 20% of the Fixed Plus Account value as a partial withdrawal in each twelve (12) month period, or under some contracts, in each calendar year. We determine the amount eligible for partial withdrawal as of the date we receive a request for partial withdrawal in good order at the address listed in "Contract Overview-Questions: Contacting the Company" or as of the January 1st preceding the partial withdrawal request, depending upon the terms of the contract. The amount allowed for partial withdrawal is reduced by any Fixed Plus Account withdrawals, transfers, loans or amounts applied to income phase payment options made in the prior 12 months (or, under some contracts, the prior calendar year). Under most contracts, in calculating the 20% limit, we reserve the right to include payments made due to the election of a systematic distribution option.

Waiver of Partial Withdrawal Limits. We generally waive the 20% limit if the partial withdrawal is due to the election of an income phase payment option (under some contracts, the waiver does not apply to the election of a nonlifetime payment option with variable payments). We also waive the 20% limit for withdrawals due to your death. Under most contracts, the waiver upon death may only be exercised once, must occur within six months after your date of death and must be made proportionally from all subaccounts and fixed interest options in which the account was invested.

Also, under some contracts the 20% limit is waived if the withdrawal is due to financial hardship or hardship resulting from an unforeseeable emergency, as defined by the Tax Code and regulations thereunder (under some contracts it must be for an unforeseeable emergency), and the following requirements are satisfied:

▷ the hardship is certified (required under most contracts);
▷ the partial withdrawal is taken proportionally from each investment option in which your account invests;
▷ the amount is paid directly to you; and
▷ the amount paid for all withdrawals due to hardship during the previous 12-month period does not exceed 10% (20% under some contracts) of the average value of your account(s) and all other accounts under the relevant contracts during that same period.

Under some contracts, the percentage limit is also waived if the partial withdrawal is due to severance from employment and the following conditions are met:

▷ the employer certifies you have separated from service (although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of the Fixed Plus Account partial withdrawal provisions unless the severance from employment would otherwise have qualified as a separation from service under prior IRS guidance);
▷ the amount withdrawn is paid directly to you; and
▷ the amount paid for all partial and full withdrawals due to severance from employment during the previous 12- month period does not exceed 20% of the average value of your account(s) and all other accounts under the relevant contracts providing this waiver during that same period.

Under some contracts, the percentage limit may be waived for the purposes of taking a loan from the plan, subject to conditions agreed to by the contract holder and the Company in writing.

Additionally, we may allow other waivers of the percentage limit on partial withdrawals to participants in certain plans. You can determine what additional waivers, if any, apply to you by referring to the contract or certificate.

Requests for Full Withdrawals. If the contract holder or you, if allowed by the plan, request a full withdrawal of your account value, we will pay any amounts held in the Fixed Plus Account with interest, in five annual payments equal to:

▷ one-fifth of the Fixed Plus Account value on the day the request is received, reduced by any Fixed Plus Account withdrawals, transfers, amounts used to fund income phase payments, or loans made during the prior 12 months (or, under some contracts, during the prior calendar year);
▷ one-fourth of the remaining Fixed Plus Account value 12 months later;
▷ one-third of the remaining Fixed Plus Account value 12 months later;
▷ one-half of the remaining Fixed Plus Account value 12 months later; and
▷ the balance of the Fixed Plus Account value 12 months later.

Under some contracts, there is a different method of calculating the amount available each year. The full withdrawal will be paid in installments of 20% of your account value held in the Fixed Plus Account, reduced by any Fixed Plus Account withdrawals, transfers, amounts used to fund income phase payments, or loans made during the prior 12 months in each of four consecutive 12-month periods. Under this provision, the remaining Fixed Plus Account balance in the account may be withdrawn any time after the end of the fourth 12-month period.

Once we receive a request for a full withdrawal, no further withdrawals, loans or transfers will be permitted from the Fixed Plus Account. A full withdrawal may be canceled at any time before the end of the five-payment period.

Waiver of Full Withdrawal Provisions. We will waive the Fixed Plus Account five-installment payout for full withdrawals made due to one or more of the following:

▷ due to the election of an income phase payment option (under some contracts this waiver does not apply to the election of a nonlifetime payment option with variable payments);

▷ due to your death during the accumulation phase. (Some contracts require that we be notified of your death, or that the withdrawal be taken, within six months of the death); and/or

▷ when the Fixed Plus Account value is $5,000 or less (lower amounts may apply under some contracts). Most contracts also require that no withdrawals, transfers, loans or elections of income phase payment options have been made from the account within the prior 12 months (36 months for some contracts issued in the state of New York) (or, under some contracts, within the prior calendar year).

Additionally, under certain contracts, we will waive the five-payment full withdrawal provision due to one or more of the following:

1. Due to financial hardship or hardship resulting from an unforeseeable emergency, as defined by the Tax Code and regulations thereunder if all of the following conditions are met:

▷ The hardship is certified by the employer;
▷ The amount is paid directly to you; and
▷ The amount paid for all withdrawals due to hardship during the previous 12-month period does not exceed 10% (20% under some contracts) of the average value of your account(s) and all other accounts under the relevant contract during that same period (not applicable to certain contracts issued in New York).

2. For any in-service distributions permitted by the plan and the following conditions are met:

▷ The distribution has been certified by the employer;
▷ The amount distributed is paid directly to you; and
▷ The amount paid for all such withdrawals during the previous 12-months does not exceed a given percentage (stated in the contract) of the average value of all your accounts and all other accounts under the relevant contract during the same period. (Not applicable to certain contracts issued in New York).

3. Due to your separation from service with the employer, provided that all the following apply*:

▷ The employer certifies that you have separated from service (although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of the Fixed Plus Account full withdrawal provisions unless the severance from employment would otherwise have qualified as a separation from service under prior IRS guidance);
▷ The amount withdrawn is paid directly to you (under some contracts it must be paid directly to you only if you withdraw the amounts more than one year after separation); and
▷ Under most contracts, if the amount paid for all partial and full withdrawals due to separation from service during the previous 12-month period does not exceed 20% of the average value of all your account(s) and all other accounts under the relevant contract during that same period.

4. If you are at least age 59½ and, if applicable, have completed nine payment periods.

5. If we terminate your account based on our right to do so for accounts below a certain value (usually $5,000 or less; lower amounts may apply under some contracts).

_____

* Instead of the provisions under number 3 above, some contracts waive the five-payment full withdrawal provision for separation from service if all of the following apply:

▷ The employer certifies that you have separated from service;
▷ We receive the withdrawal request within 60 days of the date of separation; and
▷ You pay a 3% charge based on the entire Fixed Plus Account value.

If you instead choose to have your payout in five annual installments as described above, then we will not assess the charge.

6. For certain contracts issued in the state of New York, due to your disability as described in the Tax Code if all of the following conditions are met:

▷   The disability is certified by the employer, or you, as applicable; and
▷   The amount is paid directly by you.

7. Additionally, we may allow other waivers of the five installment payout for full withdrawals to participants in certain plans. You can determine what additional waivers, if any, apply to you by referring to the contract or certificate.

Charges. We do not make deductions from amounts in the Fixed Plus Account to cover mortality and expense risks. We consider these risks when determining the credited rate.

Transfers. The contract holder or you, if allowed by the plan, may transfer 20% of your account value held in the Fixed Plus Account in each 12-month period or during each calendar year, depending upon the terms of the contract. We determine the amount eligible for transfer on the day we receive a transfer request in good order at the address listed in "Contract Overview-Questions: Contacting the Company," or under some contracts, as of the January 1st preceding the transfer request. We will reduce amounts allowed for transfer by any Fixed Plus Account withdrawals, transfers, loans or amounts applied to income phase payment options during the prior 12 months (or, under some contracts, during the prior calendar year). Under most contracts, in calculating the percentage limit on transfers, we reserve the right to include payments made due to the election of any of the systematic distribution options. We will waive the percentage limit on transfers when the value in the Fixed Plus Account is $1,000 or less ($2,000 or less under some contracts).

Under some contracts, if you transfer 20% of your account value held in the Fixed Plus Account in each of four consecutive 12-month periods, you may transfer the remaining balance in the succeeding 12-month period provided you do not allocate any amount to or transfer any other amount from the Fixed Plus Account during the five-year period. The 20% amount available to transfer under this provision will be reduced by any amount transferred, taken as a loan or applied to income phase payment options within the 12-month period preceding the first 20% transfer. Also, we may reduce it for payments we made from your Fixed Plus Account value under any systematic distribution option.

Income Phase. Amounts accumulating under the Fixed Plus Account can be transferred to the subaccounts to fund variable payments during the income phase. Availability of subaccounts may vary during the income phase. Some contracts do not permit Fixed Plus Account values to fund nonlifetime income options with variable payments.

Contract Loans. If permitted under the plan, loans may be made from account values held in the Fixed Plus Account. See the loan agreement for a description of the amount available and possible consequences upon loan default if Fixed Plus Account values are used for a loan.

Transfer Credits. The Company provides a transfer credit in certain circumstances. See "Purchase-Transfer Credits." The transfer credit is a specified percentage of the assets transferred to the Company under a contract that remain in the accounts for the period of time specified by the Company, plus the interest that would have been credited had that amount been deposited in the Fixed Plus Account on the first business day of the calendar month following its calculation. We apply the transfer credit to the current value held in the Fixed Plus Account.

APPENDIX IV
PARTICIPANT APPOINTMENT OF EMPLOYER AS AGENT
UNDER AN ANNUITY CONTRACT

For Plans under Section 403(b), 401 or 403(a) of the Code, including Roth 403(b) and Roth 401(k) (except voluntary Section 403(b) Plans)

The employer has adopted a plan under Internal Revenue Code Sections 403(b), Roth 403(b), 401(a)/401(k), Roth 401(k), or 403(a) ("Plan") and has purchased an ING Life Insurance and Annuity Company ("Company") group variable annuity contract ("Contract") as the funding vehicle. Contributions under this Plan will be made by the participant through salary reduction to an Employee Account, and by the employer to an Employer Account.

By electing to participate in the employer's Plan, the participant voluntarily appoints the employer, who is the Contract Holder, as the participant's agent for the purposes of all transactions under the Contract in accordance with the terms of the Plan. The Company is not a party to the Plan and does not interpret the Plan provisions.

As a participant in the Plan, the participant understands and agrees to the following terms and conditions:

▷ The participant owns the value of his/her Employee Account subject to the restrictions of Sections 403(b), 401(a)/401(k) or 403(a) and the terms of the Plan. Subject to the terms of the vesting schedule in the Plan and the restrictions of Sections 403(b), 401(a)/401(k) or 403(a), the participant has ownership in the value of his/her Employer Account.

▷ The Company will process transactions only with the employer's written direction to the Company. The participant will be bound by the employer's interpretation of the Plan provisions and its written direction to the Company.

▷ The employer may permit the participant to make investment selections under the Employee Account and/or the Employer Account directly with the Company under the terms of the Contract. Without the employer's written permission, the participant will be unable to make any investment selections under the Contract.

▷ On behalf of the participant, the employer may request a loan in accordance with the terms of the Contract and the provisions of the Plan. The Company will make payment of the loan amount directly to the participant. The participant will be responsible for making repayments directly to the Company in a timely manner.

▷ In the event of the participant's death, the employer is the named Beneficiary under the terms of the Contract. The participant has the right to name a personal Beneficiary as determined under the terms of the Plan and file that Beneficiary election with the employer. It is the employer's responsibility to direct the Company to properly pay any death benefits.

APPENDIX V
DESCRIPTION OF UNDERLYING FUNDS

List of Fund Name Changes

Current Fund Name	Former Fund Name
Capital One Mid Cap Equity Fund	Hibernia Mid Cap Equity Fund
ING AllianceBernstein Mid Cap Growth Portfolio	ING Alliance Mid Cap Growth Portfolio
ING American Century Small-Mid Cap Value Portfolio	ING American Century Small Cap Value Portfolio
ING JPMorgan International Portfolio	ING JPMorgan Fleming International Portfolio
ING Legg Mason Partners Aggressive Growth Portfolio	ING Salomon Brothers Aggressive Growth Portfolio
ING Legg Mason Partners Large Cap Growth Portfolio	ING Salomon Brothers Large Cap Growth Portfolio
ING Lord Abbett Affiliated Portfolio	ING Salomon Brothers Investors Portfolio
ING VP Strategic Allocation Conservative Portfolio	ING VP Strategic Allocation Income Portfolio
ING VP Strategic Allocation Moderate Portfolio	ING VP Strategic Allocation Balanced Portfolio
LKCM Aquinas Growth Fund	Aquinas Growth Fund

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge at the address and telephone number listed in "Contract Overview - Questions," by accessing the SEC's website or by contacting the SEC Public Reference Branch.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
AIM V.I. Capital Appreciation Fund	A I M Advisors, Inc.	Growth of capital.
AIM V.I. Core Equity Fund	A I M Advisors, Inc.	Growth of capital.
American Century Income & Growth Fund	American Century Investment Management, Inc.	Seeks capital growth by investing in common stocks. Income is a secondary objective.
Calvert Variable Series, Inc. – Calvert Social Balanced Portfolio	Calvert Asset Management Company, Inc. **Subadviser:** New Amsterdam Partners LLC and SsgA Funds Management, Inc.	Seeks to achieve a competitive total return through an actively managed portfolio of stocks, bonds and money market instruments which offer income and capital growth opportunity and which satisfy the investment and social criteria.
Capital One Mid Cap Equity Fund	Capital One Asset Management *(formerly Hibernia Asset Management L.L.C. (HAM))*	Seeks total return.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
EuroPacific Growth Fund®	Capital Research and Management Company	Seeks to provide long-term growth of capital. Normally, invests at least 80% of its assets in securities of issuers located in Europe and the Pacific Basin. Also may hold cash, money market instruments, and fixed income securities.
Evergreen Special Values Fund	Evergreen Investment Management Company, LLC	Seeks to produce growth of capital.
Fidelity® Variable Insurance Products – Fidelity® VIP Contrafund® Portfolio	Investment Adviser: Fidelity Management & Research Company **Subadvisers:** Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity Investments Japan Limited; FMR Co., Inc.	Seeks long-term capital appreciation.
Fidelity® Variable Insurance Products – Fidelity® VIP Equity-Income Portfolio	Investment Adviser: Fidelity Management & Research Company **Subadvisers:** Subadviser: FMR Co., Inc.	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500^{SM} Index (S&P 500®).
Fidelity® Variable Insurance Products – Fidelity® VIP Growth Portfolio	Investment Adviser: Fidelity Management & Research Company **Subadvisers:** Subadviser: FMR Co., Inc.	Seeks to achieve capital appreciation.
Fidelity® Variable Insurance Products – Fidelity® VIP Midcap Portfolio	Investment Adviser: Fidelity Management & Research Company **Subadviser:** Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity Investments Japan Limited; FMR Co., Inc.	Seeks long-term growth of capital.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
Fidelity® Variable Insurance Products – Fidelity® VIP Overseas Portfolio	Investment Adviser: Fidelity Management & Research Company **Subadvisers:** Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity International Investment Advisors (U.K.) Limited; Fidelity Investments Japan Limited; FMR Co., Inc.	Seeks long-term growth of capital.
Franklin Templeton Variable Insurance Products Trust – Franklin Small Cap Value Securities Fund	Franklin Advisory Services, LLC	Seeks long-term total return.
ING Investors Trust - ING AllianceBernstein Mid Cap Growth Portfolio	Directed Services, Inc. **Subadviser**: Alliance Capital Management, L.P.	Seeks long-term growth of capital.
ING Partners, Inc. – ING American Century Large Company Value Portfolio	ING Life Insurance and Annuity Company **Subadviser:** American Century Investment Management, Inc. (American Century)	Seeks long-term capital growth; income is a secondary objective.
ING Partners, Inc. – ING American Century Select Portfolio	ING Life Insurance and Annuity Company **Subadviser**: American Century Investment Management, Inc. (American Century)	Seeks long-term capital growth.
ING Partners, Inc. – ING American Century Small-Mid Cap Value Portfolio	ING Life Insurance and Annuity Company **Subadviser:** American Century Investment Management, Inc. (American Century)	Seeks long-term capital growth; income is a secondary objective.
ING Partners, Inc. – ING Baron Asset Portfolio	ING Life Insurance and Annuity Company **Subadviser:** BAMCO, Inc. (BAMCO)	Seeks capital appreciation.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Partners, Inc. – ING Baron Small Cap Growth Portfolio	ING Life Insurance and Annuity Company **Subadviser:** BAMCO, Inc. (BAMCO)	Seeks capital appreciation.
ING Partners, Inc. – ING Columbia Small Cap Value II Portfolio	ING Life Insurance and Annuity Company **Subadviser:** Columbia Management Advisors, LLC (CMA)	Seeks long-term growth of capital.
ING Partners, Inc. – ING Davis Venture Value Portfolio	ING Life Insurance and Annuity Company **Subadviser:** Davis Selected Advisers, L.P. (Davis)	A *nondiversified* Portfolio that seeks long-term growth of capital.
ING Investors Trust - ING Evergreen Health Sciences Portfolio	Directed Services, Inc. **Subadviser:** Evergreen Investment Management Company, LLC	A *non-diversified* Portfolio that seeks long-term capital growth.
ING Investors Trust - ING FMR^{SM} **Diversified Mid Cap Portfolio**	Directed Services, Inc. **Subadviser:** Fidelity Management & Research Co.	Seeks long-term growth of capital.
ING Investors Trust - ING FMR^{SM} **Earnings Growth Portfolio**	Directed Services, Inc. **Subadviser:** Fidelity Management & Research Co.	Seeks growth of capital over the long term.
ING Partners, Inc. – ING Fundamental Research Portfolio	ING Life Insurance and Annuity Company **Subadviser:** ING Investment Management Co. (ING IM)	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock.
ING Variable Insurance Trust – ING GET U.S. Core Portfolio	ING Investments, LLC **Subadviser**: ING Investment Management Co.	Seeks to achieve maximum total return and minimal exposure of the Series' assets to a market value loss by participating, to the extent possible, in favorable equity market performance during the guarantee period.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Partners, Inc. – ING Goldman Sachs® Capital Growth Portfolio* ***Goldman Sachs® is a registered service mark of Goldman, Sachs & Co., and it is used by agreement with Goldman, Sachs & Co.**	ING Life Insurance and Annuity Company **Subadviser:** Goldman Sachs Asset Management, L.P. (GSAM)	Seeks long-term growth of capital.
ING Investors Trust - ING JPMorgan Emerging Markets Equity Portfolio	Directed Services, Inc. **Subadviser**: J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
ING Partners, Inc. – ING JPMorgan International Portfolio	ING Life Insurance and Annuity Company **Subadviser:** J.P. Morgan Asset Management (London) Limited (JPMorgan London)	Seeks long-term growth of capital.
ING Partners, Inc. – ING JPMorgan Mid Cap Value Portfolio	ING Life Insurance and Annuity Company **Subadviser:** J.P. Morgan Investment Management Inc. (JPMIM)	A *nondiversified* Portfolio that seeks growth from capital appreciation.
ING Investors Trust - ING JPMorgan Small Cap Equity Portfolio	Directed Services, Inc. **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital growth over the long term.
ING Investors Trust - ING JPMorgan Value Opportunities Portfolio	Directed Services, Inc. **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks to provide long-term capital appreciation.
ING Investors Trust - ING Julius Baer Foreign Portfolio	Directed Services, Inc. **Subadviser**: Julius Baer Investment Management, LLC	Seeks long-term growth of capital.
ING Partners, Inc. – ING Legg Mason Partners Aggressive Growth Portfolio	ING Life Insurance and Annuity Company **Subadviser:** Salomon Brothers Asset Management Inc (SaBAM)	Seeks long-term growth of capital.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Partners, Inc. – ING Legg Mason Partners Large Cap Growth Portfolio	ING Life Insurance and Annuity Company **Subadviser**: Salomon Brothers Asset Management Inc (SaBAM)	Seeks long-term capital appreciation.
ING Investors Trust - ING Legg Mason Value Portfolio	Directed Services, Inc. **Subadviser:** Legg Mason Capital Management, Inc.	A *non-diversified* portfolio that seeks long-term growth of capital.
ING Investors Trust – ING Lord Abbett Affiliated Portfolio	Directed Services, Inc. **Subadviser**: Lord, Abbett & Co. LLC	Seeks long-term growth of capital and secondarily, current income.
ING Investors Trust - ING Marsico Growth Portfolio	Directed Services, Inc. **Subadviser**: Marsico Capital Management, LLC	Seeks capital appreciation.
ING Investors Trust - ING Marsico International Opportunities Portfolio	Directed Services, Inc. Subadviser: Marsico Capital Management, LLC	Seeks long-term growth of capital.
ING Partners, Inc. – ING MFS Capital Opportunities Portfolio	ING Life Insurance and Annuity Company **Subadviser:** Massachusetts Financial Services Company (MFS)	Seeks capital appreciation.
ING Investors Trust - ING MFS Total Return Portfolio	Directed Services, Inc. **Subadviser:** Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. Secondarily seeks reasonable opportunity for growth of capital and income.
ING Investors Trust - ING MFS Utilities Portfolio	Directed Services, Inc. **Subadviser:** Massachusetts Financial Services Company	A *non-diversified* portfolio that seeks capital growth and current income.
ING Partners, Inc. – ING Neuberger Berman Partners Portfolio	ING Life Insurance and Annuity Company **Subadviser:** Neuberger Berman Management Inc. (Neuberger Berman)	Seeks capital growth.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Partners, Inc. – ING OpCap Balanced Value Portfolio	ING Life Insurance and Annuity Company **Subadviser:** OpCap Advisors LLC (OpCap)	Seeks capital growth, and secondarily, investment income.
ING Partners, Inc. – ING Oppenheimer Global Portfolio	ING Life Insurance and Annuity Company **Subadviser:** OppenheimerFunds, Inc. (Oppenheimer)	Seeks capital appreciation.
ING Investors Trust - ING Oppenheimer Main Street Portfolio®	Directed Services, Inc. **Subadviser:** OppenheimerFunds, Inc.	Seeks long-term growth of capital and future income.
ING Partners, Inc. – ING Oppenheimer Strategic Income Portfolio	ING Life Insurance and Annuity Company **Subadviser:** OppenheimerFunds, Inc. (Oppenheimer)	Seeks a high level of current income principally derived from interest on debt securities.
ING Investors Trust - ING PIMCO High Yield Portfolio	Directed Services, Inc. **Subadviser:** Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
ING Partners, Inc. – ING PIMCO Total Return Portfolio	ING Life Insurance and Annuity Company **Subadviser:** Pacific Investment Management Company LLC (PIMCO)	Seeks maximum total return, consistent with capital preservation and prudent investment management.
ING Investors Trust - ING Pioneer Fund Portfolio	Directed Services, Inc. **Subadviser**: Pioneer Investment Management, Inc.	Seeks reasonable income and capital growth.
ING Partners, Inc. – ING Pioneer High Yield Portfolio	ING Life Insurance and Annuity Company **Subadviser:** Pioneer Investment Management, Inc. (Pioneer)	Seeks to maximize total return through income and capital appreciation.
ING Investors Trust - ING Pioneer Mid Cap Value Portfolio	Directed Services, Inc. **Subadviser:** Pioneer Investment Management, Inc.	Seeks capital appreciation.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Partners, Inc. – ING Solution 2015 Portfolio	ING Life Insurance and Annuity Company	Until the day prior to the Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2015. On the Target Date, the investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Partners, Inc. – ING Solution 2025 Portfolio	ING Life Insurance and Annuity Company	Until the day prior to the Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Partners, Inc. – ING Solution 2035 Portfolio	ING Life Insurance and Annuity Company	Until the day prior to the Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Partners, Inc. – ING Solution 2045 Portfolio	ING Life Insurance and Annuity Company	Until the day prior to the Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Partners, Inc. – ING Solution Income Portfolio	ING Life Insurance and Annuity Company	Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Investors Trust - ING Stock Index Portfolio	Directed Services, Inc. **Subadviser:** ING Investment Management Co.	Seeks total return.
ING Investors Trust - ING T. Rowe Price Capital Appreciation Portfolio	Directed Services, Inc. **Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and prudent investment risk.
ING Partners, Inc. – ING T. Rowe Price Diversified Mid Cap Growth Portfolio	ING Life Insurance and Annuity Company **Subadviser:** T. Rowe Price Associates, Inc. (T. Rowe Price)	Seeks long-term capital appreciation.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Investors Trust - ING T. Rowe Price Equity Income Portfolio	Directed Services, Inc. **Subadviser**: T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital.
ING Partners, Inc. – ING T. Rowe Price Growth Equity Portfolio	ING Life Insurance and Annuity Company **Subadviser:** T. Rowe Price Associates, Inc. (T. Rowe Price)	Seeks long-term capital growth, and secondarily, increasing dividend income.
ING Partners, Inc. – ING Templeton Foreign Equity Portfolio	ING Life Insurance and Annuity Company **Subadviser:** Templeton Investment Counsel, LLC (Templeton)	Seeks long-term capital growth.
ING Investors Trust – ING Templeton Global Growth Portfolio	Directed Services, Inc. **Subadviser:** Templeton Global Advisors	Seeks capital appreciation.
ING Partners, Inc. – ING UBS U.S. Large Cap Equity Portfolio	ING Life Insurance and Annuity Company **Subadviser:** UBS Global Asset Management (Americas) Inc. (UBS Global AM)	Seeks long-term growth of capital and future income.
ING Partners, Inc. – ING UBS U.S. Small Cap Growth Portfolio	ING Life Insurance and Annuity Company **Subadviser:** UBS Global Asset Management (Americas) Inc. (UBS Global AM)	Seeks long-term capital appreciation.
ING Partners, Inc. – ING Van Kampen Comstock Portfolio	ING Life Insurance and Annuity Company **Subadviser:** Van Kampen	Seeks capital growth and income.
ING Partners, Inc. – ING Van Kampen Equity and Income Portfolio	ING Life Insurance and Annuity Company **Subadviser:** Van Kampen	Seeks total return, consisting of long-term capital appreciation and current income.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Investors Trust - ING Van Kampen Growth and Income Portfolio	Directed Services, Inc. **Subadviser:** Van Kampen	Seeks long-term growth of capital and income.
ING Investors Trust - ING Van Kampen Real Estate Portfolio	Directed Services, Inc. **Subadviser:** Van Kampen	A *non-diversified* Portfolio that seeks capital appreciation and secondarily seeks current income.
ING VP Balanced Portfolio, Inc.	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to maximize investment return, consistent with reasonable safety of principal, by investing in a diversified portfolio of one or more of the following asset classes: stocks, bonds and cash equivalents, based on the judgment of the Portfolio's management, of which of those sectors or mix thereof offers the best investment prospects.
ING Variable Products Trust – ING VP Financial Services Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks long-term capital appreciation.
ING Variable Portfolios, Inc. – ING VP Global Science and Technology Portfolio	ING Investments, LLC **Subadviser:** BlackRock Advisors, Inc.	Seeks long-term capital appreciation.
ING Variable Funds – ING VP Growth and Income Portfolio	ING Investments, LLC **Subadviser**: ING Investment Management Co.	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock.
ING Variable Portfolios, Inc. – ING VP Growth Portfolio	ING Investments, LLC **Subadviser**: ING Investment Management Co.	Seeks growth of capital through investment in a diversified portfolio consisting primarily of common stocks and securities convertible into common stocks believed to offer growth potential.
ING Investors Trust – ING VP Index Plus International Equity Portfolio	Directed Services, Inc. **Subadviser:** ING Investment Management Advisors, B.V.	Seeks to outperform the total return performance of the Morgan Stanley Capital International Europe Australasia and Far East® Index ("MSCI EAFE® Index"), while maintaining a market level of risk.
ING Variable Portfolios, Inc. – ING VP Index Plus LargeCap Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index), while maintaining a market level of risk.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Variable Portfolios, Inc. – ING VP Index Plus MidCap Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index (S&P MidCap 400 Index), while maintaining a market level of risk.
ING Variable Portfolios, Inc. – ING VP Index Plus SmallCap Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index (S&P SmallCap 600 Index), while maintaining a market level of risk.
ING VP Intermediate Bond Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to maximize total return consistent with reasonable risk, through investment in a diversified portfolio consisting primarily of debt securities.
ING Variable Portfolios, Inc. – ING VP International Equity Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks long-term capital growth primarily through investment in a diversified portfolio of common stocks principally traded in countries outside of the United States. The Portfolio will not target any given level of current income.
ING Variable Products Trust – ING VP International Value Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks capital appreciation.
ING Variable Products Trust – ING VP MidCap Opportunities Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks long-term capital appreciation.
ING VP Money Market Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments. **There is no guarantee that the ING VP Money Market Subaccount will have a positive or level return.**
ING VP Natural Resources Trust	ING Investments, LLC **Subadviser:** ING Investment Management Co.	A *nondiversified* Portfolio that seeks long-term growth of capital primarily through investment in common stocks of companies that own or develop natural resources and other basic commodities, or supply goods and services to such companies. Capital appreciation will be the primary determinant of total return and income is a secondary consideration.
ING Variable Products Trust – ING VP Real Estate Portfolio	ING Investments, LLC **Subadviser:** ING Clarion Real Estate Securities L.P.	A *nondiversified* Portfolio that seeks total return.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Variable Portfolios, Inc. – ING VP Small Company Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks and securities of companies with smaller market capitalizations.
ING Variable Products Trust – ING VP SmallCap Opportunities Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks long-term capital appreciation.
ING Strategic Allocation Portfolios, Inc. – ING VP Strategic Allocation Conservative Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to provide total return consistent with preservation of capital. Managed for investors primarily seeking total return consistent with capital preservation who generally have an investment horizon exceeding 5 years and a low level of risk tolerance.
ING Strategic Allocation Portfolios, Inc. – ING VP Strategic Allocation Growth Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to provide capital appreciation. Managed for investors seeking capital appreciation who generally have an investment horizon exceeding 15 years and a high level of risk tolerance.
ING Strategic Allocation Portfolios, Inc. – ING VP Strategic Allocation Moderate Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized). Managed for investors seeking a balance between income and capital appreciation who generally have an investment horizon exceeding 10 years and a moderate level of risk tolerance.
ING Variable Portfolios, Inc. – ING VP Value Opportunity Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks.
ING Investors Trust – ING Wells Fargo Mid Cap Disciplined Portfolio	Directed Services, Inc. Subadviser: Wells Capital Management	Seeks long-term capital growth.
ING Investors Trust – ING Wells Fargo Small Cap Disciplined Portfolio	Directed Services, Inc. Subadviser: Wells Capital Management	Seeks long-term capital appreciation.
LKCM Funds – LKCM Aquinas Growth Fund	Luther King Capital Management Corporation	Seeks to maximize long-term capital appreciation.
Lord Abbett Series Fund, Inc. – Growth and Income Portfolio	Lord, Abbett & Co. LLC (Lord Abbett)	Seeks long-term growth of capital and income without excessive fluctuations in market value.
Lord Abbett Series Fund, Inc. – Mid-Cap Value Portfolio	Lord, Abbett & Co. LLC (Lord Abbett)	Seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
Neuberger Berman Socially Responsive Fund®	Investment Adviser: Neuberger Berman Management Inc. **Subadviser:** Neuberger Berman, LLC	Seeks long-term growth of capital by investing primarily in securities of companies that meet the fund's financial criteria and social policy.
New Perspective Fund®	Capital Research and Management Company	Seeks to provide long-term growth of capital. Future income is a secondary objective.
Oppenheimer Developing Markets Fund	OppenheimerFunds, Inc.	Aggressively seeks capital appreciation.
Oppenheimer Variable Account Funds – Oppenheimer Main Street Small Cap Fund®/VA	OppenheimerFunds, Inc.	Seeks capital appreciation.
Pax World Balanced Fund, Inc.	Pax World Management Corp.	Seeks to provide its shareholders with a diversified holding of securities of companies that offer primarily income and conservation of principal and secondarily possible long-term growth of capital.
PIMCO VIT – Real Return Portfolio	Investment Adviser: Pacific Investment Management Company LLC (PIMCO)	Seeks maximum real return, consistent with preservation of real capital and prudent investment management.
Pioneer Equity Income VCT Portfolio	Pioneer Investment Management, Inc.	Current income and long-term growth of capital from a portfolio consisting primarily of income producing equity securities of U.S. corporations.
Pioneer Fund VCT Portfolio	Pioneer Investment Management, Inc.	Reasonable income and capital growth.
Pioneer High Yield VCT Portfolio	Pioneer Investment Management, Inc.	Maximize total return through a combination of income and capital appreciation.
Pioneer Mid Cap Value VCT Portfolio	Pioneer Investment Management, Inc.	Capital appreciation by investing in a diversified portfolio of securities consisting primarily of common stocks.
Templeton Income Trust – Templeton Global Bond Fund	Franklin Advisers, Inc.	Seeks current income with capital appreciation and growth of income.
The Growth Fund of America®	Capital Research and Management Company	Seeks to provide growth of capital through a diversified portfolio of common stocks
Wanger Advisors Trust – Wanger Select	Columbia Wanger Asset Management, L.P.	A *nondiversified* fund that seeks long-term growth of capital.
Wanger Advisors Trust – Wanger U.S. Smaller Companies	Columbia Wanger Asset Management, L.P.	Seeks long-term growth of capital.
Washington Mutual Investors Fund[SM]	Capital Research and Management Company	Seeks to produce income and to provide an opportunity for growth of principal consistent with sound common stock investing.

APPENDIX VI
CONDENSED FINANCIAL INFORMATION

TABLE OF CONTENTS

Appendix VI
Condensed Financial Information (continued)

CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2005, the following table gives (1) the accumulation unit value (AUV) at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Variable Annuity Account C available under the contracts for the indicated periods. For those subaccounts that commenced operations during the period ended December 31, 2005 the "Value at beginning of period" shown is the value at first date of investment.

TABLE I

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.00%
(Selected data for accumulation units outstanding throughout each period)

	2005
FIDELITY® VIP CONTRAFUND® PORTFOLIO	
(Funds were first received in this option during April 2005)	
Value at beginning of period	$15.83
Value at end of period	$18.42
Number of accumulation units outstanding at end of period	584,041
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO	
(Funds were first received in this option during April 2005)	
Value at beginning of period	$12.68
Value at end of period	$14.45
Number of accumulation units outstanding at end of period	4,586
ING JPMORGAN INTERNATIONAL PORTFOLIO	
(Funds were first received in this option during April 2005)	
Value at beginning of period	$11.30
Value at end of period	$12.69
Number of accumulation units outstanding at end of period	154,402
ING OPPENHEIMER GLOBAL PORTFOLIO (INITIAL CLASS)	
(Funds were first received in this option during April 2005)	
Value at beginning of period	$10.16
Value at end of period	$12.27
Number of accumulation units outstanding at end of period	771,246
ING STOCK INDEX PORTFOLIO	
(Funds were first received in this option during April 2005)	
Value at beginning of period	$10.46
Value at end of period	$11.56
Number of accumulation units outstanding at end of period	2,148,427
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO	
(Funds were first received in this option during April 2005)	
Value at beginning of period	$9.83
Value at end of period	$11.60
Number of accumulation units outstanding at end of period	385,628

Condensed Financial Information (continued)

	<u>2005</u>
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO	
(Funds were first received in this option during April 2005)	
Value at beginning of period	$10.55
Value at end of period	$11.71
Number of accumulation units outstanding at end of period	28
ING VAN KAMPEN COMSTOCK PORTFOLIO	
(Funds were first received in this option during April 2005)	
Value at beginning of period	$12.26
Value at end of period	$13.12
Number of accumulation units outstanding at end of period	631,945
ING VP GROWTH AND INCOME PORTFOLIO	
(Funds were first received in this option during April 2005)	
Value at beginning of period	$8.75
Value at end of period	$9.62
Number of accumulation units outstanding at end of period	73
ING VP INDEX PLUS MIDCAP PORTFOLIO	
(Funds were first received in this option during April 2005)	
Value at beginning of period	$20.74
Value at end of period	$23.22
Number of accumulation units outstanding at end of period	275,635
ING VP INDEX PLUS SMALLCAP PORTFOLIO	
(Funds were first received in this option during April 2005)	
Value at beginning of period	$16.31
Value at end of period	$17.88
Number of accumulation units outstanding at end of period	194,604
ING VP INTERMEDIATE BOND PORTFOLIO	
(Funds were first received in this option during April 2005)	
Value at beginning of period	$15.10
Value at end of period	$15.55
Number of accumulation units outstanding at end of period	212,583
ING VP INTERNATIONAL VALUE PORTFOLIO	
(Funds were first received in this option during April 2005)	
Value at beginning of period	$11.91
Value at end of period	$13.56
Number of accumulation units outstanding at end of period	98,606
ING VP MONEY MARKET PORTFOLIO	
(Funds were first received in this option during April 2005)	
Value at beginning of period	$12.51
Value at end of period	$12.81
Number of accumulation units outstanding at end of period	256,425
ING VP REAL ESTATE PORTFOLIO	
(Funds were first received in this option during April 2005)	
Value at beginning of period	$13.02
Value at end of period	$15.75
Number of accumulation units outstanding at end of period	31,052

	2005
NEW PERSPECTIVE FUND®	
(Funds were first received in this option during April 2005)	
Value at beginning of period	$10.81
Value at end of period	$12.70
Number of accumulation units outstanding at end of period	436,950
PAX WORLD BALANCED FUND, INC.	
(Funds were first received in this option during April 2005)	
Value at beginning of period	$10.75
Value at end of period	$11.76
Number of accumulation units outstanding at end of period	1,283,234
PIONEER HIGH YIELD VCT PORTFOLIO	
(Funds were first received in this option during April 2005)	
Value at beginning of period	$10.39
Value at end of period	$10.94
Number of accumulation units outstanding at end of period	5,711
PIONEER MID CAP VALUE VCT PORTFOLIO	
(Funds were first received in this option during April 2005)	
Value at beginning of period	$14.65
Value at end of period	$16.11
Number of accumulation units outstanding at end of period	23,793
THE GROWTH FUND OF AMERICA®	
(Funds were first received in this option during April 2005)	
Value at beginning of period	$10.35
Value at end of period	$12.46
Number of accumulation units outstanding at end of period	1,263,830
WANGER U.S. SMALLER COMPANIES	
(Funds were first received in this option during April 2005)	
Value at beginning of period	$11.12
Value at end of period	$12.98
Number of accumulation units outstanding at end of period	18,811

TABLE II

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.05%
(Selected data for accumulation units outstanding throughout each period)

	2005	2004	2003	2002	2001
AIM V.I. CAPITAL APPRECIATION FUND					
(Funds were first received in this option during June 2001)					
Value at beginning of period	$9.55	$8.98	$6.97	$9.266	$10.267
Value at end of period	$10.39	$9.55	$8.98	$6.97	$9.266
Number of accumulation units outstanding at end of period	8,809	15,921	22,415	21,948	26,848

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001
AIM V.I. CORE EQUITY FUND					
(Funds were first received in this option during June 2001)					
Value at beginning of period	$8.60	$7.91	$6.39	$7.615	$8.677
Value at end of period	$9.05	$8.60	$7.91	$6.39	$7.615
Number of accumulation units outstanding at end of period	12,057	17,500	25,911	22,579	20,638
AIM V.I. GROWTH FUND					
(Funds were first received in this option during June 2001)					
Value at beginning of period	$6.07	$5.62	$4.31	$6.273	$7.058
Value at end of period	$6.52	$6.07	$5.62	$4.31	$6.273
Number of accumulation units outstanding at end of period	8,237	8,494	7,737	5,923	8,771
AIM V.I. PREMIER EQUITY FUND					
(Funds were first received in this option during June 2001)					
Value at beginning of period	$7.70	$7.30	$5.87	$8.461	$9.222
Value at end of period	$8.14	$7.70	$7.30	$5.87	$8.461
Number of accumulation units outstanding at end of period	5,903	6,843	13,891	17,079	16,434
CALVERT SOCIAL BALANCED PORTFOLIO					
(Funds were first received in this option during June 2001)					
Value at beginning of period	$22.81	$21.12	$17.80	$20.374	$21.386
Value at end of period	$24.09	$22.81	$21.12	$17.80	$20.374
Number of accumulation units outstanding at end of period	6,049	3,838	2,666	168	395
FIDELITY® VIP CONTRAFUND® PORTFOLIO					
(Funds were first received in this option during June 2001)					
Value at beginning of period	$26.02	$22.60	$17.69	$19.619	$20.39
Value at end of period	$30.43	$26.02	$22.60	$17.69	$19.619
Number of accumulation units outstanding at end of period	186,639	113,205	76,218	48,769	32,888
FIDELITY® VIP EQUITY-INCOME PORTFOLIO					
(Funds were first received in this option during June 2001)					
Value at beginning of period	$22.39	$20.13	$15.53	$18.805	$19.888
Value at end of period	$23.71	$22.39	$20.13	$15.53	$18.805
Number of accumulation units outstanding at end of period	99,937	63,618	38,067	26,701	19,228
FIDELITY® VIP GROWTH PORTFOLIO					
(Funds were first received in this option during June 2001)					
Value at beginning of period	$17.96	$17.42	$13.19	$18.971	$20.968
Value at end of period	$19.00	$17.96	$17.42	$13.19	$18.971
Number of accumulation units outstanding at end of period	26,333	32,419	34,965	39,183	43,077
FIDELITY® VIP OVERSEAS PORTFOLIO					
(Funds were first received in this option during June 2001)					
Value at beginning of period	$15.65	$13.81	$9.68	$12.215	$13.786
Value at end of period	$18.63	$15.65	$13.81	$9.68	$12.215
Number of accumulation units outstanding at end of period	17,089	20,317	12,174	5,000	1,811

	2005	2004	2003	2002	2001
ING AMERICAN CENTURY SELECT PORTFOLIO (INITIAL CLASS)					
(Funds were first received in this option during April 2005)					
Value at beginning of period	$9.72				
Value at end of period	$10.27				
Number of accumulation units outstanding at end of period	34,125				
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during April 2004)					
Value at beginning of period	$13.24	$11.52			
Value at end of period	$14.28	$13.24			
Number of accumulation units outstanding at end of period	18,042	15,868			
ING BARON SMALL CAP GROWTH PORTFOLIO					
(Funds were first received in this option during April 2004)					
Value at beginning of period	$14.78	$12.59			
Value at end of period	$15.87	$14.78			
Number of accumulation units outstanding at end of period	34,219	19,456			
ING JPMORGAN INTERNATIONAL PORTFOLIO					
(Funds were first received in this option during June 2001)					
Value at beginning of period	$22.73	$19.17	$14.89	$18.279	$20.571
Value at end of period	$25.01	$22.73	$19.17	$14.89	$18.279
Number of accumulation units outstanding at end of period	25,134	30,800	33,261	36,587	38,078
ING JPMORGAN MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during May 2004)					
Value at beginning of period	$14.33	$12.50			
Value at end of period	$15.55	$14.33			
Number of accumulation units outstanding at end of period	36,957	17,021			
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO					
(Funds were first received in this option during June 2001)					
Value at beginning of period	$14.61	$13.35	$9.72	$15.101	$16.984
Value at end of period	$16.28	$14.61	$13.35	$9.72	$15.101
Number of accumulation units outstanding at end of period	88,359	108,486	115,779	116,294	107,224
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO					
(Funds were first received in this option during June 2001)					
Value at beginning of period	$24.95	$22.16	$17.40	$25.054	$28.829
Value at end of period	$25.34	$24.95	$22.16	$17.40	$25.054
Number of accumulation units outstanding at end of period	7,531	11,799	14,310	19,254	20,611
ING OPPENHEIMER GLOBAL PORTFOLIO (INITIAL CLASS)					
(Funds were first received in this option during April 2005)					
Value at beginning of period	$10.47				
Value at end of period	$12.29				
Number of accumulation units outstanding at end of period	456,721				

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO					
(Funds were first received in this option during April 2005)					
Value at beginning of period	$10.03				
Value at end of period	$10.25				
Number of accumulation units outstanding at end of period	102,671				
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO					
(Funds were first received in this option during April 2005)					
Value at beginning of period	$10.29				
Value at end of period	$11.60				
Number of accumulation units outstanding at end of period	207,289				
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO					
(Funds were first received in this option during June 2001)					
Value at beginning of period	$21.35	$19.45	$14.94	$19.585	$20.313
Value at end of period	$22.66	$21.35	$19.45	$14.94	$19.585
Number of accumulation units outstanding at end of period	22,156	27,427	21,203	22,808	25,698
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO					
(Funds were first received in this option during June 2001)					
Value at beginning of period	$16.40	$14.33	$11.53	$15.441	$17.104
Value at end of period	$17.94	$16.40	$14.33	$11.53	$15.441
Number of accumulation units outstanding at end of period	31,189	24,236	26,809	27,983	36,071
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (INITIAL CLASS)					
(Funds were first received in this option during April 2005)					
Value at beginning of period	$10.37				
Value at end of period	$11.21				
Number of accumulation units outstanding at end of period	121,103				
ING VP BALANCED PORTFOLIO, INC.					
(Funds were first received in this option during June 2001)					
Value at beginning of period	$26.59	$24.37	$20.61	$23.108	$23.584
Value at end of period	$27.72	$26.59	$24.37	$20.61	$23.108
Number of accumulation units outstanding at end of period	86,673	108,462	107,890	112,979	121,396
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO					
(Funds were first received in this option during June 2001)					
Value at beginning of period	$3.72	$3.78	$2.61	$4.475	$4.815
Value at end of period	$4.16	$3.72	$3.78	$2.61	$4.475
Number of accumulation units outstanding at end of period	118,141	140,341	161,994	103,479	52,059
ING VP GROWTH AND INCOME PORTFOLIO					
(Funds were first received in this option during June 2001)					
Value at beginning of period	$21.28	$19.68	$15.70	$21.043	$23.506
Value at end of period	$23.01	$21.28	$19.68	$15.70	$21.043
Number of accumulation units outstanding at end of period	205,912	312,468	310,107	356,045	462,702

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001
ING VP GROWTH PORTFOLIO					
(Funds were first received in this option during June 2001)					
Value at beginning of period	$14.93	$13.97	$10.77	$15.247	$17.528
Value at end of period	$16.33	$14.93	$13.97	$10.77	$15.247
Number of accumulation units outstanding at end of period	14,176	22,086	30,113	24,755	36,220
ING VP INDEX PLUS LARGECAP PORTFOLIO					
(Funds were first received in this option during June 2001)					
Value at beginning of period	$19.38	$17.57	$14.01	$17.95	$19.435
Value at end of period	$20.42	$19.38	$17.57	$14.01	$17.95
Number of accumulation units outstanding at end of period	295,040	391,454	399,918	383,324	359,184
ING VP INDEX PLUS MIDCAP PORTFOLIO					
(Funds were first received in this option during June 2001)					
Value at beginning of period	$19.56	$16.83	$12.77	$14.611	$14.784
Value at end of period	$21.74	$19.56	$16.83	$12.77	$14.611
Number of accumulation units outstanding at end of period	198,919	204,340	188,383	139,655	65,669
ING VP INDEX PLUS SMALLCAP PORTFOLIO					
(Funds were first received in this option during June 2001)					
Value at beginning of period	$15.30	$12.57	$9.28	$10.753	$10.431
Value at end of period	$16.47	$15.30	$12.57	$9.28	$10.753
Number of accumulation units outstanding at end of period	171,957	196,548	157,127	113,974	23,305
ING VP INTERMEDIATE BOND PORTFOLIO					
(Funds were first received in this option during June 2001)					
Value at beginning of period	$19.59	$18.73	$17.72	$16.447	$15.886
Value at end of period	$20.21	$19.59	$18.73	$17.72	$16.447
Number of accumulation units outstanding at end of period	95,977	43,381	25,129	20,096	22,510
ING VP INTERNATIONAL EQUITY PORTFOLIO					
(Funds were first received in this option during June 2001)					
Value at beginning of period	$9.82	$8.40	$6.40	$8.774	$9.713
Value at end of period	$11.48	$9.82	$8.40	$6.40	$8.774
Number of accumulation units outstanding at end of period	7,300	2,322	2,477	1,565	1,974
ING VP MONEY MARKET PORTFOLIO					
(Funds were first received in this option during June 2001)					
Value at beginning of period	$14.53	$14.42	$14.37	$14.216	$14.025
Value at end of period	$14.97	$14.53	$14.42	$14.37	$14.216
Number of accumulation units outstanding at end of period	14,250	28,736	38,193	51,231	59,698
ING VP NATURAL RESOURCES TRUST					
(Funds were first received in this option during June 2001)					
Value at beginning of period	$19.55	$17.40	$13.41	$13.768	$14.677
Value at end of period	$27.93	$19.55	$17.40	$13.41	$13.768
Number of accumulation units outstanding at end of period	11,123	855	273	434	402

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001
ING VP SMALL COMPANY PORTFOLIO					
(Funds were first received in this option during June 2001)					
Value at beginning of period	$23.15	$20.30	$14.85	$19.444	$18.893
Value at end of period	$25.53	$23.15	$20.30	$14.85	$19.444
Number of accumulation units outstanding at end of period	33,477	36,192	40,716	33,187	36,063
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO					
(Funds were first received in this option during June 2001)					
Value at beginning of period	$17.77	$16.50	$14.60	$15.349	$15.689
Value at end of period	$18.45	$17.77	$16.50	$14.60	$15.349
Number of accumulation units outstanding at end of period	17,788	22,527	31,345	35,694	43,589
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO					
(Funds were first received in this option during June 2001)					
Value at beginning of period	$18.59	$16.64	$13.46	$15.691	$16.762
Value at end of period	$19.74	$18.59	$16.64	$13.46	$15.691
Number of accumulation units outstanding at end of period	8,032	3,587	4,907	6,182	6,000
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO					
(Funds were first received in this option during June 2001)					
Value at beginning of period	$17.98	$16.35	$13.76	$15.30	$16.042
Value at end of period	$18.82	$17.98	$16.35	$13.76	$15.30
Number of accumulation units outstanding at end of period	24,120	30,763	20,028	3,348	5,742
ING VP VALUE OPPORTUNITY PORTFOLIO					
(Funds were first received in this option during June 2001)					
Value at beginning of period	$18.79	$17.11	$13.81	$18.75	$20.99
Value at end of period	$20.11	$18.79	$17.11	$13.81	$18.75
Number of accumulation units outstanding at end of period	10,971	5,535	4,074	3,671	3,204

TABLE III

FOR CONTRACTS ISSUED UNDER 403(b) 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.15%
(Selected data for accumulation units outstanding throughout each period)

	2005	2004	2003	2002	2001
AIM V.I. CAPITAL APPRECIATION FUND					
(Funds were first received in this option during December 2003)					
Value at beginning of period	$10.50	$9.90	$9.57		
Value at end of period	$11.36	$10.50	$9.90		
Number of accumulation units outstanding at end of period	4,989	5,718	4,487		

	2005	2004	2003	2002	2001
AIM V.I. CORE EQUITY FUND					
(Funds were first received in this option during July 2001)					
Value at beginning of period	$11.18	$10.32	$6.54	$7.76	$8.315
Value at end of period	$11.71	$11.18	$10.32	$6.54	$7.76
Number of accumulation units outstanding at end of period	3,091	2,793	2,140	166	49
AIM V.I. GROWTH FUND					
(Funds were first received in this option during December 2003)					
Value at beginning of period	$9.26	$8.60	$8.24		
Value at end of period	$9.89	$9.26	$8.60		
Number of accumulation units outstanding at end of period	1,259	1,979	1,828		
AIM V.I. PREMIER EQUITY FUND					
(Funds were first received in this option during December 2003)					
Value at beginning of period	$9.11	$8.66	$8.34		
Value at end of period	$9.57	$9.11	$8.66		
Number of accumulation units outstanding at end of period	2,065	1,910	2,159		
CALVERT SOCIAL BALANCED PORTFOLIO					
(Funds were first received in this option during December 2003)					
Value at beginning of period	$11.09	$10.30	$10.05		
Value at end of period	$11.65	$11.09	$10.30		
Number of accumulation units outstanding at end of period	5,986	3,397	7,123		
FIDELITY® VIP CONTRAFUND® PORTFOLIO					
(Funds were first received in this option during July 2001)					
Value at beginning of period	$13.21	$11.50	$10.55	$11.652	$11.84
Value at end of period	$15.36	$13.21	$11.50	$10.55	$11.652
Number of accumulation units outstanding at end of period	106,278	91,279	75,470	106	33
FIDELITY® VIP EQUITY-INCOME PORTFOLIO					
(Funds were first received in this option during December 2003)					
Value at beginning of period	$11.74	$10.58	$10.10		
Value at end of period	$12.36	$11.74	$10.58		
Number of accumulation units outstanding at end of period	78,723	86,883	60,863		
FIDELITY® VIP GROWTH PORTFOLIO					
(Funds were first received in this option during December 2003)					
Value at beginning of period	$9.53	$9.27	$8.90		
Value at end of period	$10.02	$9.53	$9.27		
Number of accumulation units outstanding at end of period	89,225	94,934	87,478		
FIDELITY® VIP OVERSEAS PORTFOLIO					
(Funds were first received in this option during December 2003)					
Value at beginning of period	$12.27	$10.85	$10.38		
Value at end of period	$14.52	$12.27	$10.85		
Number of accumulation units outstanding at end of period	9,319	6,556	3,248		

	2005	2004	2003	2002	2001
ING AMERICAN CENTURY SELECT PORTFOLIO **(INITIAL CLASS)**					
(Funds were first received in this option during April 2005)					
Value at beginning of period	$9.71				
Value at end of period	$10.22				
Number of accumulation units outstanding at end of period	60,992				
ING JPMORGAN INTERNATIONAL PORTFOLIO					
(Funds were first received in this option during December 2003)					
Value at beginning of period	$11.33	$9.58	$9.14		
Value at end of period	$12.40	$11.33	$9.58		
Number of accumulation units outstanding at end of period	25,521	26,560	25,705		
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO					
(Funds were first received in this option during December 2003)					
Value at beginning of period	$9.83	$9.01	$8.59		
Value at end of period	$10.90	$9.83	$9.01		
Number of accumulation units outstanding at end of period	84,638	96,866	106,846		
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO					
(Funds were first received in this option during December 2003)					
Value at beginning of period	$9.80	$8.73	$8.39		
Value at end of period	$9.90	$9.80	$8.73		
Number of accumulation units outstanding at end of period	16,798	15,273	16,163		
ING MFS TOTAL RETURN PORTFOLIO					
(Funds were first received in this option during February 2005)					
Value at beginning of period	$12.54				
Value at end of period	$12.86				
Number of accumulation units outstanding at end of period	4				
ING OPPENHEIMER GLOBAL PORTFOLIO (INITIAL CLASS)					
(Funds were first received in this option during April 2005)					
Value at beginning of period	$10.02				
Value at end of period	$11.72				
Number of accumulation units outstanding at end of period	191,327				
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO					
(Funds were first received in this option during April 2005)					
Value at beginning of period	$9.89				
Value at end of period	$10.07				
Number of accumulation units outstanding at end of period	31,154				

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO					
(Funds were first received in this option during April 2005)					
Value at beginning of period	$9.94				
Value at end of period	$11.16				
Number of accumulation units outstanding at end of period	217,039				
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO					
(Funds were first received in this option during February 2005)					
Value at beginning of period	$14.08				
Value at end of period	$14.48				
Number of accumulation units outstanding at end of period	5				
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO					
(Funds were first received in this option during December 2003)					
Value at beginning of period	$11.35	$10.37	$9.96		
Value at end of period	$11.98	$11.35	$10.37		
Number of accumulation units outstanding at end of period	36,029	35,842	32,840		
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO					
(Funds were first received in this option during December 2003)					
Value at beginning of period	$10.57	$9.26	$8.92		
Value at end of period	$11.49	$10.57	$9.26		
Number of accumulation units outstanding at end of period	69,795	69,112	64,994		
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (INITIAL CLASS)					
(Funds were first received in this option during April 2005)					
Value at beginning of period	$9.99				
Value at end of period	$10.75				
Number of accumulation units outstanding at end of period	106,096				
ING VP INDEX PLUS MIDCAP PORTFOLIO					
(Funds were first received in this option during December 2003)					
Value at beginning of period	$13.68	$11.79	$11.45		
Value at end of period	$15.12	$13.68	$11.79		
Number of accumulation units outstanding at end of period	102,137	82,575	46,147		
ING VP INTERNATIONAL EQUITY PORTFOLIO					
(Funds were first received in this option during December 2003)					
Value at beginning of period	$11.10	$9.52	$9.09		
Value at end of period	$12.90	$11.10	$9.52		
Number of accumulation units outstanding at end of period	3,062	2,379	1,744		
ING VP NATURAL RESOURCES TRUST					
(Funds were first received in this option during December 2003)					
Value at beginning of period	$14.36	$12.81	$12.21		
Value at end of period	$20.40	$14.36	$12.81		
Number of accumulation units outstanding at end of period	4,665	2,850	2,643		

Condensed Financial Information (continued)

TABLE IV

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.25%
(Selected data for accumulation units outstanding throughout each period)

	2005	2004	2003	2002
AIM V.I. CAPITAL APPRECIATION FUND				
(Funds were first received in this option during January 2002)				
Value at beginning of period	$9.77	$9.18	$7.11	$9.408
Value at end of period	$10.60	$9.77	$9.18	$7.11
Number of accumulation units outstanding at end of period	3,341	31,700	27,214	21,530
AIM V.I. CORE EQUITY FUND				
(Funds were first received in this option during January 2002)				
Value at beginning of period	$8.79	$8.09	$6.52	$7.718
Value at end of period	$9.24	$8.79	$8.09	$6.52
Number of accumulation units outstanding at end of period	23,726	67,574	66,733	55,615
AIM V.I. GROWTH FUND				
(Funds were first received in this option during January 2002)				
Value at beginning of period	$6.19	$5.73	$4.38	$6.32
Value at end of period	$6.63	$6.19	$5.73	$4.38
Number of accumulation units outstanding at end of period	5,308	23,934	29,956	25,871
AIM V.I. PREMIER EQUITY FUND				
(Funds were first received in this option during January 2002)				
Value at beginning of period	$7.88	$7.47	$5.99	$8.50
Value at end of period	$8.30	$7.88	$7.47	$5.99
Number of accumulation units outstanding at end of period	4,542	17,822	15,325	12,126
CALVERT SOCIAL BALANCED PORTFOLIO				
(Funds were first received in this option during January 2002)				
Value at beginning of period	$12.13	$11.23	$9.44	$10.88
Value at end of period	$12.79	$12.13	$11.23	$9.44
Number of accumulation units outstanding at end of period	43,891	99,892	76,500	79,897
FIDELITY® VIP CONTRAFUND® PORTFOLIO				
(Funds were first received in this option during January 2002)				
Value at beginning of period	$15.50	$13.45	$10.50	$11.43
Value at end of period	$18.08	$15.50	$13.45	$10.50
Number of accumulation units outstanding at end of period	361,094	756,701	519,029	428,445
FIDELITY® VIP EQUITY-INCOME PORTFOLIO				
(Funds were first received in this option during January 2002)				
Value at beginning of period	$13.01	$11.69	$8.99	$10.75
Value at end of period	$13.73	$13.01	$11.69	$8.99
Number of accumulation units outstanding at end of period	202,845	553,784	392,216	287,141

Condensed Financial Information (continued)

	2005	2004	2003	2002
FIDELITY® VIP GROWTH PORTFOLIO				
(Funds were first received in this option during January 2002)				
Value at beginning of period	$11.61	$11.26	$8.50	$12.18
Value at end of period	$12.25	$11.61	$11.26	$8.50
Number of accumulation units outstanding at end of period	189,018	658,027	629,167	554,574
FIDELITY® VIP OVERSEAS PORTFOLIO				
(Funds were first received in this option during January 2002)				
Value at beginning of period	$11.00	$9.71	$6.79	$8.33
Value at end of period	$13.07	$11.00	$9.71	$6.79
Number of accumulation units outstanding at end of period	41,669	109,081	68,751	48,819
ING AMERICAN CENTURY SELECT PORTFOLIO (INITIAL CLASS)				
(Funds were first received in this option during April 2005)				
Value at beginning of period	$9.71			
Value at end of period	$10.25			
Number of accumulation units outstanding at end of period	68,147			
ING JPMORGAN INTERNATIONAL PORTFOLIO				
(Funds were first received in this option during January 2002)				
Value at beginning of period	$11.34	$9.56	$7.41	$8.81
Value at end of period	$12.45	$11.34	$9.56	$7.41
Number of accumulation units outstanding at end of period	126,906	265,489	253,285	238,935
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO				
(Funds were first received in this option during January 2002)				
Value at beginning of period	$8.55	$7.82	$5.67	$8.66
Value at end of period	$9.51	$8.55	$7.82	$5.67
Number of accumulation units outstanding at end of period	174,131	532,752	563,411	501,188
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO				
(Funds were first received in this option during January 2002)				
Value at beginning of period	$11.22	$9.96	$7.80	$10.93
Value at end of period	$11.36	$11.22	$9.96	$7.80
Number of accumulation units outstanding at end of period	33,111	118,634	118,849	105,534
ING OPPENHEIMER GLOBAL PORTFOLIO (INITIAL CLASS)				
(Funds were first received in this option during April 2005)				
Value at beginning of period	$10.15			
Value at end of period	$12.23			
Number of accumulation units outstanding at end of period	8,334			
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO				
(Funds were first received in this option during April 2005)				
Value at beginning of period	$10.02			
Value at end of period	$10.21			
Number of accumulation units outstanding at end of period	77,967			

Condensed Financial Information (continued)

	2005	2004	2003	2002
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO				
(Funds were first received in this option during April 2005)				
Value at beginning of period	$9.95			
Value at end of period	$11.54			
Number of accumulation units outstanding at end of period	4,982			
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO				
(Funds were first received in this option during January 2002)				
Value at beginning of period	$13.23	$12.05	$9.23	$11.96
Value at end of period	$14.01	$13.23	$12.05	$9.23
Number of accumulation units outstanding at end of period	156,687	355,183	317,265	267,784
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO				
(Funds were first received in this option during January 2002)				
Value at beginning of period	$10.53	$9.20	$7.38	$9.71
Value at end of period	$11.49	$10.53	$9.20	$7.38
Number of accumulation units outstanding at end of period	166,813	316,548	317,180	295,121
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (INITIAL CLASS)				
(Funds were first received in this option during April 2005)				
Value at beginning of period	$10.18			
Value at end of period	$11.16			
Number of accumulation units outstanding at end of period	1,465			
ING VP BALANCED PORTFOLIO, INC.				
(Funds were first received in this option during January 2002)				
Value at beginning of period	$13.28	$12.17	$10.26	$11.46
Value at end of period	$13.81	$13.28	$12.17	$10.26
Number of accumulation units outstanding at end of period	572,911	1,049,384	919,699	886,008
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO				
(Funds were first received in this option during January 2002)				
Value at beginning of period	$3.78	$3.83	$2.64	$4.68
Value at end of period	$4.21	$3.78	$3.83	$2.64
Number of accumulation units outstanding at end of period	77,394	287,994	265,668	102,888
ING VP GROWTH AND INCOME PORTFOLIO				
(Funds were first received in this option during January 2002)				
Value at beginning of period	$8.75	$8.10	$6.44	$8.64
Value at end of period	$9.44	$8.75	$8.10	$6.44
Number of accumulation units outstanding at end of period	2,061,293	3,746,930	3,821,284	3,983,568
ING VP GROWTH PORTFOLIO				
(Funds were first received in this option during January 2002)				
Value at beginning of period	$9.74	$9.11	$7.00	$9.83
Value at end of period	$10.62	$9.74	$9.11	$7.00
Number of accumulation units outstanding at end of period	40,164	131,316	129,316	118,707

Condensed Financial Information (continued)

	2005	2004	2003	2002
ING VP INDEX PLUS LARGECAP PORTFOLIO				
(Funds were first received in this option during January 2002)				
Value at beginning of period	$11.87	$10.76	$8.55	$10.93
Value at end of period	$12.48	$11.87	$10.76	$8.55
Number of accumulation units outstanding at end of period	328,361	714,616	606,047	426,905
ING VP INDEX PLUS MIDCAP PORTFOLIO				
(Funds were first received in this option during January 2002)				
Value at beginning of period	$20.56	$17.68	$13.38	$15.22
Value at end of period	$22.79	$20.56	$17.68	$13.38
Number of accumulation units outstanding at end of period	139,928	315,406	146,203	89,769
ING VP INDEX PLUS SMALLCAP PORTFOLIO				
(Funds were first received in this option during January 2002)				
Value at beginning of period	$16.34	$13.42	$9.88	$11.32
Value at end of period	$17.54	$16.34	$13.42	$9.88
Number of accumulation units outstanding at end of period	98,580	195,698	86,955	45,072
ING VP INTERMEDIATE BOND PORTFOLIO				
(Funds were first received in this option during January 2002)				
Value at beginning of period	$14.83	$14.18	$13.37	$12.52
Value at end of period	$15.26	$14.83	$14.18	$13.37
Number of accumulation units outstanding at end of period	166,953	351,224	382,555	368,326
ING VP INTERNATIONAL EQUITY PORTFOLIO				
(Funds were first received in this option during January 2002)				
Value at beginning of period	$9.83	$8.41	$6.38	$8.50
Value at end of period	$11.45	$9.83	$8.41	$6.38
Number of accumulation units outstanding at end of period	5,654	30,979	20,866	14,894
ING VP MONEY MARKET PORTFOLIO				
(Funds were first received in this option during January 2002)				
Value at beginning of period	$12.23	$12.14	$12.06	$11.91
Value at end of period	$12.57	$12.23	$12.14	$12.06
Number of accumulation units outstanding at end of period	140,435	405,783	390,338	475,250
ING VP NATURAL RESOURCES TRUST				
(Funds were first received in this option during January 2002)				
Value at beginning of period	$12.43	$11.06	$8.50	$8.17
Value at end of period	$17.71	$12.43	$11.06	$8.50
Number of accumulation units outstanding at end of period	58,386	43,485	24,101	19,692
ING VP SMALL COMPANY PORTFOLIO				
(Funds were first received in this option during January 2002)				
Value at beginning of period	$15.87	$13.91	$10.14	$12.93
Value at end of period	$17.45	$15.87	$13.91	$10.14
Number of accumulation units outstanding at end of period	50,681	118,229	109,169	78,878

Condensed Financial Information (continued)

	2005	2004	2003	2002
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO				
(Funds were first received in this option during January 2002)				
Value at beginning of period	$12.78	$11.86	$10.47	$11.04
Value at end of period	$13.24	$12.78	$11.86	$10.47
Number of accumulation units outstanding at end of period	12,094	35,604	29,898	26,979
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO				
(Funds were first received in this option during January 2002)				
Value at beginning of period	$11.33	$10.14	$8.18	$9.51
Value at end of period	$12.00	$11.33	$10.14	$8.18
Number of accumulation units outstanding at end of period	66,389	164,165	150,985	139,477
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO				
(Funds were first received in this option during January 2002)				
Value at beginning of period	$11.85	$10.78	$9.05	$10.06
Value at end of period	$12.38	$11.85	$10.78	$9.05
Number of accumulation units outstanding at end of period	39,577	93,533	89,555	79,829
ING VP VALUE OPPORTUNITY PORTFOLIO				
(Funds were first received in this option during January 2002)				
Value at beginning of period	$12.70	$11.56	$9.30	$12.44
Value at end of period	$13.56	$12.70	$11.56	$9.30
Number of accumulation units outstanding at end of period	60,383	190,744	145,862	117,115
JANUS ASPEN MID CAP GROWTH PORTFOLIO				
Value at beginning of period	$13.09			
Value at end of period	$14.66			
Number of accumulation units outstanding at end of period	262			

TABLE V

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.30%
(Selected data for accumulation units outstanding throughout each period)

	2005	2004
AIM V.I. CAPITAL APPRECIATION FUND		
(Funds were first received in this option during August 2004)		
Value at beginning of period	$9.74	$8.60
Value at end of period	$10.57	$9.74
Number of accumulation units outstanding at end of period	25,919	23,829

	2005	**2004**
AIM V.I. CORE EQUITY FUND		
(Funds were first received in this option during August 2004)		
Value at beginning of period	$8.77	$8.10
Value at end of period	$9.21	$8.77
Number of accumulation units outstanding at end of period	20,855	22,710
AIM V.I. GROWTH FUND		
(Funds were first received in this option during August 2004)		
Value at beginning of period	$6.17	$5.45
Value at end of period	$6.61	$6.17
Number of accumulation units outstanding at end of period	27,813	22,103
AIM V.I. PREMIER EQUITY FUND		
(Funds were first received in this option during August 2004)		
Value at beginning of period	$7.86	$7.14
Value at end of period	$8.28	$7.86
Number of accumulation units outstanding at end of period	25,037	20,276
CALVERT SOCIAL BALANCED PORTFOLIO		
(Funds were first received in this option during August 2004)		
Value at beginning of period	$12.09	$11.33
Value at end of period	$12.74	$12.09
Number of accumulation units outstanding at end of period	104,111	96,181
FIDELITY® VIP CONTRAFUND® PORTFOLIO		
(Funds were first received in this option during August 2004)		
Value at beginning of period	$15.45	$13.58
Value at end of period	$18.01	$15.45
Number of accumulation units outstanding at end of period	302,958	202,144
FIDELITY® VIP EQUITY-INCOME PORTFOLIO		
(Funds were first received in this option during August 2004)		
Value at beginning of period	$12.96	$11.80
Value at end of period	$13.68	$12.96
Number of accumulation units outstanding at end of period	234,104	207,163
FIDELITY® VIP GROWTH PORTFOLIO		
(Funds were first received in this option during August 2004)		
Value at beginning of period	$11.57	$10.49
Value at end of period	$12.21	$11.57
Number of accumulation units outstanding at end of period	193,545	175,324
FIDELITY® VIP OVERSEAS PORTFOLIO		
(Funds were first received in this option during August 2004)		
Value at beginning of period	$10.97	$9.36
Value at end of period	$13.02	$10.97
Number of accumulation units outstanding at end of period	51,280	39,275

	2005	2004
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO		
(Funds were first received in this option during August 2004)		
Value at beginning of period	$13.29	$11.46
Value at end of period	$14.30	$13.29
Number of accumulation units outstanding at end of period	41,011	17,095
ING BARON SMALL CAP GROWTH PORTFOLIO		
(Funds were first received in this option during August 2004)		
Value at beginning of period	$14.84	$11.96
Value at end of period	$15.88	$14.84
Number of accumulation units outstanding at end of period	56,407	16,321
ING JPMORGAN INTERNATIONAL PORTFOLIO		
(Funds were first received in this option during August 2004)		
Value at beginning of period	$11.30	$9.65
Value at end of period	$12.40	$11.30
Number of accumulation units outstanding at end of period	185,068	173,693
ING JULIUS BAER FOREIGN PORTFOLIO		
(Funds were first received in this option during November 2005)		
Value at beginning of period	$12.81	
Value at end of period	$13.52	
Number of accumulation units outstanding at end of period	16	
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO		
(Funds were first received in this option during August 2004)		
Value at beginning of period	$8.53	$7.60
Value at end of period	$9.47	$8.53
Number of accumulation units outstanding at end of period	312,583	316,413
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO		
(Funds were first received in this option during August 2004)		
Value at beginning of period	$11.18	$9.86
Value at end of period	$11.32	$11.18
Number of accumulation units outstanding at end of period	92,009	111,951
ING OPPENHEIMER GLOBAL PORTFOLIO (INITIAL CLASS)		
(Funds were first received in this option during March 2005)		
Value at beginning of period	$10.37	
Value at end of period	$12.22	
Number of accumulation units outstanding at end of period	632	
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO		
(Funds were first received in this option during March 2005)		
Value at beginning of period	$9.85	
Value at end of period	$10.21	
Number of accumulation units outstanding at end of period	289,694	

	2005	2004
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO		
(Funds were first received in this option during March 2005)		
Value at beginning of period	$10.20	
Value at end of period	$11.54	
Number of accumulation units outstanding at end of period	2,116	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO		
(Funds were first received in this option during November 2005)		
Value at beginning of period	$15.40	
Value at end of period	$15.47	
Number of accumulation units outstanding at end of period	13	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO		
(Funds were first received in this option during August 2004)		
Value at beginning of period	$13.19	$11.67
Value at end of period	$13.96	$13.19
Number of accumulation units outstanding at end of period	264,015	113,711
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO		
(Funds were first received in this option during August 2004)		
Value at beginning of period	$10.50	$9.36
Value at end of period	$11.45	$10.50
Number of accumulation units outstanding at end of period	149,199	140,200
ING VAN KAMPEN COMSTOCK PORTFOLIO		
(Funds were first received in this option during November 2005)		
Value at beginning of period	$12.84	
Value at end of period	$12.98	
Number of accumulation units outstanding at end of period	16	
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (INITIAL CLASS)		
(Funds were first received in this option during November 2005)		
Value at beginning of period	$10.57	
Value at end of period	$10.78	
Number of accumulation units outstanding at end of period	21	
ING VP BALANCED PORTFOLIO, INC.		
(Funds were first received in this option during August 2004)		
Value at beginning of period	$13.24	$12.28
Value at end of period	$13.76	$13.24
Number of accumulation units outstanding at end of period	581,931	389,944
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO		
(Funds were first received in this option during August 2004)		
Value at beginning of period	$3.77	$3.12
Value at end of period	$4.20	$3.77
Number of accumulation units outstanding at end of period	101,949	59,276

Condensed Financial Information (continued)

	2005	2004
ING VP GROWTH AND INCOME PORTFOLIO		
(Funds were first received in this option during August 2004)		
Value at beginning of period	$8.73	$7.89
Value at end of period	$9.41	$8.73
Number of accumulation units outstanding at end of period	627,161	652,353
ING VP GROWTH PORTFOLIO		
(Funds were first received in this option during August 2004)		
Value at beginning of period	$9.70	$8.58
Value at end of period	$10.58	$9.70
Number of accumulation units outstanding at end of period	64,336	72,335
ING VP INDEX PLUS LARGECAP PORTFOLIO		
(Funds were first received in this option during August 2004)		
Value at beginning of period	$11.83	$10.69
Value at end of period	$12.43	$11.83
Number of accumulation units outstanding at end of period	115,979	100,124
ING VP INDEX PLUS MIDCAP PORTFOLIO		
(Funds were first received in this option during August 2004)		
Value at beginning of period	$20.49	$17.79
Value at end of period	$22.70	$20.49
Number of accumulation units outstanding at end of period	129,224	113,839
ING VP INDEX PLUS SMALLCAP PORTFOLIO		
(Funds were first received in this option during August 2004)		
Value at beginning of period	$16.29	$13.70
Value at end of period	$17.48	$16.29
Number of accumulation units outstanding at end of period	85,055	76,284
ING VP INTERMEDIATE BOND PORTFOLIO		
(Funds were first received in this option during August 2004)		
Value at beginning of period	$14.78	$14.59
Value at end of period	$15.20	$14.78
Number of accumulation units outstanding at end of period	216,170	201,254
ING VP INTERNATIONAL EQUITY PORTFOLIO		
(Funds were first received in this option during August 2004)		
Value at beginning of period	$9.79	$8.44
Value at end of period	$11.41	$9.79
Number of accumulation units outstanding at end of period	18,997	12,312
ING VP INTERNATIONAL VALUE PORTFOLIO		
(Funds were first received in this option during August 2004)		
Value at beginning of period	$12.26	$10.51
Value at end of period	$13.38	$12.26
Number of accumulation units outstanding at end of period	35,283	10,662

	2005	2004
ING VP MONEY MARKET PORTFOLIO		
(Funds were first received in this option during August 2004)		
Value at beginning of period	$12.19	$12.14
Value at end of period	$12.52	$12.19
Number of accumulation units outstanding at end of period	133,522	145,181
ING VP SMALL COMPANY PORTFOLIO		
(Funds were first received in this option during August 2004)		
Value at beginning of period	$15.81	$13.25
Value at end of period	$17.39	$15.81
Number of accumulation units outstanding at end of period	80,914	80,997
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO		
(Funds were first received in this option during August 2004)		
Value at beginning of period	$12.74	$12.04
Value at end of period	$13.19	$12.74
Number of accumulation units outstanding at end of period	25,510	23,075
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO		
(Funds were first received in this option during August 2004)		
Value at beginning of period	$11.29	$10.15
Value at end of period	$11.96	$11.29
Number of accumulation units outstanding at end of period	25,002	11,049
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO		
(Funds were first received in this option during August 2004)		
Value at beginning of period	$11.81	$10.86
Value at end of period	$12.33	$11.81
Number of accumulation units outstanding at end of period	26,465	13,537
ING VP VALUE OPPORTUNITY PORTFOLIO		
(Funds were first received in this option during August 2004)		
Value at beginning of period	$12.66	$11.73
Value at end of period	$13.51	$12.66
Number of accumulation units outstanding at end of period	57,465	53,494
JANUS ASPEN LARGE CAP GROWTH PORTFOLIO		
Value at beginning of period	$10.77	
Value at end of period	$11.19	
Number of accumulation units outstanding at end of period	0	
JANUS ASPEN MID CAP GROWTH PORTFOLIO		
(Funds were first received in this option during August 2004)		
Value at beginning of period	$13.05	$10.94
Value at end of period	$14.61	$13.05
Number of accumulation units outstanding at end of period	1	446,773

Condensed Financial Information (continued)

	2005	2004
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO		
(Funds were first received in this option during August 2004)		
Value at beginning of period	$10.48	$9.37
Value at end of period	$11.06	$10.48
Number of accumulation units outstanding at end of period	0	213,826
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO		
(Funds were first received in this option during August 2004)		
Value at beginning of period	$12.98	$11.17
Value at end of period	$14.01	$12.98
Number of accumulation units outstanding at end of period	91,601	27,640
NEW PERSPECTIVE FUND®		
(Funds were first received in this option during November 2005)		
Value at beginning of period	$11.96	
Value at end of period	$12.64	
Number of accumulation units outstanding at end of period	14	
PIONEER EQUITY INCOME VCT PORTFOLIO		
(Funds were first received in this option during August 2004)		
Value at beginning of period	$11.49	$10.40
Value at end of period	$12.11	$11.49
Number of accumulation units outstanding at end of period	83,760	14,408
THE GROWTH FUND OF AMERICA®		
(Funds were first received in this option during November 2005)		
Value at beginning of period	$11.79	
Value at end of period	$12.40	
Number of accumulation units outstanding at end of period	15	

TABLE VI

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.40%

(Selected data for accumulation units outstanding throughout each period)

	2005	2004	2003
CALVERT SOCIAL BALANCED PORTFOLIO			
(Funds were first received in this option during August 2003)			
Value at beginning of period	$16.79	$15.57	$14.20
Value at end of period	$17.66	$16.79	$15.57
Number of accumulation units outstanding at end of period	100,951	91,689	65,250

Condensed Financial Information (continued)

	2005	2004	2003
EUROPACIFIC GROWTH FUND®			
(Funds were first received in this option during September 2005)			
Value at beginning of period	$12.84		
Value at end of period	$13.88		
Number of accumulation units outstanding at end of period	7,842		
FIDELITY® VIP CONTRAFUND® PORTFOLIO			
(Funds were first received in this option during August 2003)			
Value at beginning of period	$23.81	$20.70	$18.01
Value at end of period	$27.73	$23.81	$20.70
Number of accumulation units outstanding at end of period	669,414	478,760	350,626
FIDELITY® VIP EQUITY-INCOME PORTFOLIO			
(Funds were first received in this option during August 2003)			
Value at beginning of period	$19.62	$17.66	$15.16
Value at end of period	$20.69	$19.62	$17.66
Number of accumulation units outstanding at end of period	525,707	365,387	282,497
ING AMERICAN CENTURY SELECT PORTFOLIO (INITIAL CLASS)			
(Funds were first received in this option during April 2005)			
Value at beginning of period	$9.49		
Value at end of period	$10.24		
Number of accumulation units outstanding at end of period	596,404		
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO			
(Funds were first received in this option during August 2003)			
Value at beginning of period	$9.83	$9.00	$7.80
Value at end of period	$10.91	$9.83	$9.00
Number of accumulation units outstanding at end of period	354,299	325,709	294,978
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO			
(Funds were first received in this option during August 2003)			
Value at beginning of period	$16.31	$14.51	$12.99
Value at end of period	$16.50	$16.31	$14.51
Number of accumulation units outstanding at end of period	124,241	117,535	105,145
ING MFS TOTAL RETURN PORTFOLIO			
(Funds were first received in this option during September 2005)			
Value at beginning of period	$13.60		
Value at end of period	$13.66		
Number of accumulation units outstanding at end of period	277		
ING OPPENHEIMER GLOBAL PORTFOLIO (INITIAL CLASS)			
(Funds were first received in this option during April 2005)			
Value at beginning of period	$10.14		
Value at end of period	$12.21		
Number of accumulation units outstanding at end of period	0		

	2005	2004	2003
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO			
(Funds were first received in this option during April 2005)			
Value at beginning of period	$10.01		
Value at end of period	$10.19		
Number of accumulation units outstanding at end of period	519,153		
ING STOCK INDEX PORTFOLIO			
(Funds were first received in this option during September 2005)			
Value at beginning of period	$11.16		
Value at end of period	$11.48		
Number of accumulation units outstanding at end of period	31		
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO			
(Funds were first received in this option during September 2005)			
Value at beginning of period	$10.55		
Value at end of period	$11.18		
Number of accumulation units outstanding at end of period	16		
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO			
(Funds were first received in this option during August 2003)			
Value at beginning of period	$19.97	$18.23	$16.07
Value at end of period	$21.12	$19.97	$18.23
Number of accumulation units outstanding at end of period	217,509	182,857	134,385
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO			
(Funds were first received in this option during August 2003)			
Value at beginning of period	$10.49	$9.18	$8.20
Value at end of period	$11.42	$10.49	$9.18
Number of accumulation units outstanding at end of period	99,660	82,380	66,039
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (INITIAL CLASS)			
(Funds were first received in this option during April 2005)			
Value at beginning of period	$10.18		
Value at end of period	$11.14		
Number of accumulation units outstanding at end of period	1,338,341		
ING VP BALANCED PORTFOLIO, INC.			
(Funds were first received in this option during August 2003)			
Value at beginning of period	$18.89	$17.34	$15.77
Value at end of period	$19.62	$18.89	$17.34
Number of accumulation units outstanding at end of period	228,347	174,003	113,358
ING VP GROWTH AND INCOME PORTFOLIO			
(Funds were first received in this option during August 2003)			
Value at beginning of period	$14.30	$13.24	$11.55
Value at end of period	$15.40	$14.30	$13.24
Number of accumulation units outstanding at end of period	215,710	209,927	185,235

Condensed Financial Information (continued)

	2005	2004	2003
ING VP GROWTH PORTFOLIO			
(Funds were first received in this option during August 2003)			
Value at beginning of period	$15.14	$14.18	$12.58
Value at end of period	$16.49	$15.14	$14.18
Number of accumulation units outstanding at end of period	423,077	299,122	277,097
ING VP INDEX PLUS LARGECAP PORTFOLIO			
(Funds were first received in this option during August 2003)			
Value at beginning of period	$19.66	$17.85	$15.70
Value at end of period	$20.64	$19.66	$17.85
Number of accumulation units outstanding at end of period	507,655	466,832	401,591
ING VP INDEX PLUS MIDCAP PORTFOLIO			
(Funds were first received in this option during January 2002)			
Value at beginning of period	$19.83	$17.08	$14.67
Value at end of period	$21.95	$19.83	$17.08
Number of accumulation units outstanding at end of period	273,044	149,928	98,071
ING VP INDEX PLUS SMALLCAP PORTFOLIO			
(Funds were first received in this option during August 2005)			
Value at beginning of period	$16.06		
Value at end of period	$16.63		
Number of accumulation units outstanding at end of period	2,436		
ING VP INTERMEDIATE BOND PORTFOLIO			
(Funds were first received in this option during September 2005)			
Value at beginning of period	$17.41		
Value at end of period	$17.32		
Number of accumulation units outstanding at end of period	5,538		
ING VP INTERNATIONAL EQUITY PORTFOLIO			
(Funds were first received in this option during August 2003)			
Value at beginning of period	$9.95	$8.53	$7.02
Value at end of period	$11.59	$9.95	$8.53
Number of accumulation units outstanding at end of period	111,860	97,453	83,087
ING VP INTERNATIONAL VALUE PORTFOLIO			
(Funds were first received in this option during August 2003)			
Value at beginning of period	$12.22	$10.45	$8.69
Value at end of period	$13.32	$12.22	$10.45
Number of accumulation units outstanding at end of period	240,381	75,770	44,119
ING VP REAL ESTATE PORTFOLIO			
(Funds were first received in this option during August 2005)			
Value at beginning of period	$14.78		
Value at end of period	$15.65		
Number of accumulation units outstanding at end of period	3,470		

	2005	2004	2003
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO			
(Funds were first received in this option during August 2003)			
Value at beginning of period	$7.64	$6.96	$5.90
Value at end of period	$8.30	$7.64	$6.96
Number of accumulation units outstanding at end of period	78,167	78,599	49,377
ING VP SMALL COMPANY PORTFOLIO			
(Funds were first received in this option during August 2003)			
Value at beginning of period	$23.47	$20.60	$17.85
Value at end of period	$25.78	$23.47	$20.60
Number of accumulation units outstanding at end of period	275,222	219,573	196,624
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO			
(Funds were first received in this option during August 2003)			
Value at beginning of period	$16.47	$15.31	$14.11
Value at end of period	$17.03	$16.47	$15.31
Number of accumulation units outstanding at end of period	123,459	65,778	59,349
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO			
(Funds were first received in this option during August 2003)			
Value at beginning of period	$16.60	$14.88	$13.21
Value at end of period	$17.56	$16.60	$14.88
Number of accumulation units outstanding at end of period	113,931	78,332	66,223
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO			
(Funds were first received in this option during August 2003)			
Value at beginning of period	$16.31	$14.86	$13.43
Value at end of period	$17.01	$16.31	$14.86
Number of accumulation units outstanding at end of period	330,100	225,213	184,581
NEW PERSPECTIVE FUND®			
(Funds were first received in this option during September 2005)			
Value at beginning of period	$12.09		
Value at end of period	$12.61		
Number of accumulation units outstanding at end of period	9,163		
PIMCO VIT REAL RETURN PORTFOLIO			
(Funds were first received in this option during September 2005)			
Value at beginning of period	$11.19		
Value at end of period	$11.03		
Number of accumulation units outstanding at end of period	1,597		
PIONEER HIGH YIELD VCT PORTFOLIO			
(Funds were first received in this option during August 2005)			
Value at beginning of period	$10.78		
Value at end of period	$10.87		
Number of accumulation units outstanding at end of period	129		

Condensed Financial Information (continued)

	2005	2004	2003
PIONEER MID CAP VALUE VCT PORTFOLIO			
(Funds were first received in this option during September 2005)			
Value at beginning of period	$15.71		
Value at end of period	$15.83		
Number of accumulation units outstanding at end of period	9,967		
THE GROWTH FUND OF AMERICA®			
(Funds were first received in this option during September 2005)			
Value at beginning of period	$11.77		
Value at end of period	$12.38		
Number of accumulation units outstanding at end of period	9,289		
WASHINGTON MUTUAL INVESTORS FUND^SM			
(Funds were first received in this option during September 2005)			
Value at beginning of period	$11.15		
Value at end of period	$11.21		
Number of accumulation units outstanding at end of period	500		

TABLE VII

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.45%
(Selected data for accumulation units outstanding throughout each period)

	2005	2004	2003	2002	2001	2000	1999	1998
AIM V.I. CAPITAL APPRECIATION FUND								
(Funds were first received in this option during September 2001)								
Value at beginning of period	$9.65	$9.10	$7.05	$9.368	$7.662			
Value at end of period	$10.46	$9.65	$9.10	$7.05	$9.368			
Number of accumulation units outstanding at end of period	0	4,463	2,225	2,095	2,191			
AIM V.I. CORE EQUITY FUND								
(Funds were first received in this option during November 1999)								
Value at beginning of period	$8.69	$8.01	$6.47	$7.698	$10.021	$11.781	$10.518	
Value at end of period	$9.11	$8.69	$8.01	$6.47	$7.698	$10.021	$11.781	
Number of accumulation units outstanding at end of period	0	11,259	9,809	10,291	11,083	3,976	882	
AIM V.I. GROWTH FUND								
(Funds were first received in this option during September 2001)								
Value at beginning of period	$6.12	$5.68	$4.34	$6.322	$5.651			
Value at end of period	$6.54	$6.12	$5.68	$4.34	$6.322			
Number of accumulation units outstanding at end of period	0	288	288	663	1,399			

	2005	2004	2003	2002	2001	2000	1999	1998
AIM V.I. PREMIER EQUITY FUND								
(Funds were first received in this option during September 1999)								
Value at beginning of period	$7.79	$7.40	$5.94	$8.557	$9.831	$11.57	$9.753	
Value at end of period	$8.19	$7.79	$7.40	$5.94	$8.557	$9.831	$11.57	
Number of accumulation units outstanding at end of period	0	128,593	159,312	122,966	85,810	45,267	8,954	
CALVERT SOCIAL BALANCED PORTFOLIO								
(Funds were first received in this option during December 1998)								
Value at beginning of period	$11.97	$11.11	$9.35	$10.694	$11.543	$11.97	$10.714	$10.217
Value at end of period	$12.59	$11.97	$11.11	$9.35	$10.694	$11.543	$11.97	$10.714
Number of accumulation units outstanding at end of period	254	23,627	20,774	86,065	65,635	43,992	26,121	553
FIDELITY® VIP CONTRAFUND® PORTFOLIO								
(Funds were first received in this option during December 1998)								
Value at beginning of period	$15.29	$13.30	$10.40	$11.527	$13.195	$14.194	$11.475	$10.553
Value at end of period	$17.80	$15.29	$13.30	$10.40	$11.527	$13.195	$14.194	$11.475
Number of accumulation units outstanding at end of period	1,665	659,807	480,452	762,484	591,945	367,939	268,570	1,754
FIDELITY® VIP EQUITY-INCOME PORTFOLIO								
(Funds were first received in this option during December 1998)								
Value at beginning of period	$12.83	$11.56	$8.91	$10.776	$11.389	$10.552	$9.968	$9.516
Value at end of period	$13.53	$12.83	$11.56	$8.91	$10.776	$11.389	$10.552	$9.968
Number of accumulation units outstanding at end of period	216	314,974	210,213	464,506	325,194	162,442	110,939	519
FIDELITY® VIP GROWTH PORTFOLIO								
(Funds were first received in this option during September 1999)								
Value at beginning of period	$11.46	$11.13	$8.42	$12.10	$14.76	$16.655	$13.493	
Value at end of period	$12.07	$11.46	$11.13	$8.42	$12.10	$14.76	$16.655	
Number of accumulation units outstanding at end of period	487	559,933	481,243	362,534	280,104	130,483	65,561	
FIDELITY® VIP OVERSEAS PORTFOLIO								
(Funds were first received in this option during September 1999)								
Value at beginning of period	$10.86	$9.60	$6.73	$8.475	$10.799	$13.41	$10.647	
Value at end of period	$12.87	$10.86	$9.60	$6.73	$8.475	$10.799	$13.41	
Number of accumulation units outstanding at end of period	44	44,140	45,980	26,911	20,632	11,728	8,158	
FRANKLIN SMALL CAP VALUE SECURITIES FUND								
(Funds were first received in this option during January 2004)								
Value at beginning of period	$15.12	$12.35						
Value at end of period	$16.37	$15.12						
Number of accumulation units outstanding at end of period	0	488						
ING AMERICAN CENTURY SELECT PORTFOLIO (INITIAL CLASS)								
(Funds were first received in this option during April 2005)								
Value at beginning of period	$9.71							
Value at end of period	$10.23							
Number of accumulation units outstanding at end of period	1,597							

	2005	2004	2003	2002	2001	2000	1999	1998
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO								
(Funds were first received in this option during January 2004)								
Value at beginning of period	$13.24	$11.24						
Value at end of period	$14.22	$13.24						
Number of accumulation units outstanding at end of period	0	831						
ING BARON SMALL CAP GROWTH PORTFOLIO								
(Funds were first received in this option during January 2004)								
Value at beginning of period	$14.78	$11.78						
Value at end of period	$15.80	$14.78						
Number of accumulation units outstanding at end of period	0	8						
ING JPMORGAN INTERNATIONAL PORTFOLIO								
(Funds were first received in this option during September 1999)								
Value at beginning of period	$11.19	$9.46	$7.34	$8.997	$12.369	$15.452	$11.701	
Value at end of period	$12.26	$11.19	$9.46	$7.34	$8.997	$12.369	$15.452	
Number of accumulation units outstanding at end of period	247	52,044	54,423	57,454	62,048	42,329	42,208	
ING JPMORGAN MID CAP VALUE PORTFOLIO								
(Funds were first received in this option during October 2003)								
Value at beginning of period	$14.33	$11.93	$11.11					
Value at end of period	$15.47	$14.33	$11.93					
Number of accumulation units outstanding at end of period	0	3,408	97					
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during December 1998)								
Value at beginning of period	$11.07	$9.85	$7.73	$11.114	$14.838	$15.809	$10.673	$9.984
Value at end of period	$11.19	$11.07	$9.85	$7.73	$11.114	$14.838	$15.809	$10.673
Number of accumulation units outstanding at end of period	78	22,876	26,301	156,206	131,701	69,690	36,972	192
ING OPPENHEIMER GLOBAL PORTFOLIO (INITIAL CLASS)								
(Funds were first received in this option during April 2005)								
Value at beginning of period	$10.03							
Value at end of period	$11.73							
Number of accumulation units outstanding at end of period	2,877							
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO								
(Funds were first received in this option during April 2005)								
Value at beginning of period	$9.89							
Value at end of period	$10.08							
Number of accumulation units outstanding at end of period	50							
ING PIMCO TOTAL RETURN PORTFOLIO								
(Funds were first received in this option during January 2003)								
Value at beginning of period	$11.59	$11.16	$10.74					
Value at end of period	$11.78	$11.59	$11.16					
Number of accumulation units outstanding at end of period	0	18,867	14,204					

	2005	2004	2003	2002	2001	2000	1999	1998
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO								
(Funds were first received in this option during December 1998)								
Value at beginning of period	$8.44	$7.73	$5.62	$8.723	$11.716	$16.525	$11.002	$10.094
Value at end of period	$9.36	$8.44	$7.73	$5.62	$8.723	$11.716	$16.525	$11.002
Number of accumulation units outstanding at end of period	870	89,165	103,792	371,888	329,340	194,901	128,507	371
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO								
(Funds were first received in this option during April 2005)								
Value at beginning of period	$9.81							
Value at end of period	$11.17							
Number of accumulation units outstanding at end of period	951							
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO								
(Funds were first received in this option during December 1998)								
Value at beginning of period	$13.05	$11.92	$9.15	$11.976	$13.399	$13.464	$11.057	$10.302
Value at end of period	$13.80	$13.05	$11.92	$9.15	$11.976	$13.399	$13.464	$11.057
Number of accumulation units outstanding at end of period	532	90,993	83,327	213,155	184,736	103,238	79,777	817
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO								
(Funds were first received in this option during December 1998)								
Value at beginning of period	$10.39	$9.10	$7.31	$9.782	$12.42	$13.061	$10.577	$9.862
Value at end of period	$11.32	$10.39	$9.10	$7.31	$9.782	$12.42	$13.061	$10.577
Number of accumulation units outstanding at end of period	957	45,064	47,768	106,181	108,893	63,659	50,332	473
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (INITIAL CLASS)								
(Funds were first received in this option during April 2005)								
Value at beginning of period	$9.99							
Value at end of period	$10.76							
Number of accumulation units outstanding at end of period	313							
ING VP BALANCED PORTFOLIO, INC.								
(Funds were first received in this option during January 1999)								
Value at beginning of period	$13.11	$12.03	$10.17	$11.389	$11.943	$12.064	$10.747	
Value at end of period	$13.60	$13.11	$12.03	$10.17	$11.389	$11.943	$12.064	
Number of accumulation units outstanding at end of period	39	113,110	95,340	208,793	174,642	106,920	80,717	
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO								
(Funds were first received in this option during September 2001)								
Value at beginning of period				$4.495	$3.259			
Value at end of period				$3.09	$4.495			
Number of accumulation units outstanding at end of period				0	855			
ING VP GROWTH AND INCOME PORTFOLIO								
(Funds were first received in this option during December 1998)								
Value at beginning of period	$8.64	$8.01	$6.38	$8.544	$10.518	$11.867	$10.152	$9.561
Value at end of period	$9.30	$8.64	$8.01	$6.38	$8.544	$10.518	$11.867	$10.152
Number of accumulation units outstanding at end of period	3,751	445,802	463,259	768,288	847,662	396,366	348,478	1,119

	2005	2004	2003	2002	2001	2000	1999	1998
ING VP GROWTH PORTFOLIO								
(Funds were first received in this option during December 1998)								
Value at beginning of period	$9.61	$9.00	$6.94	$9.808	$13.509	$15.412	$11.47	$10.444
Value at end of period	$10.46	$9.61	$9.00	$6.94	$9.808	$13.509	$15.412	$11.47
Number of accumulation units outstanding at end of period	78	116,595	125,310	436,608	352,266	236,124	134,661	291
ING VP INDEX PLUS LARGECAP PORTFOLIO								
(Funds were first received in this option during December 1998)								
Value at beginning of period	$11.72	$10.64	$8.48	$10.85	$12.618	$13.991	$11.307	$10.639
Value at end of period	$12.29	$11.72	$10.64	$8.48	$10.85	$12.618	$13.991	$11.307
Number of accumulation units outstanding at end of period	716	423,974	401,289	868,406	677,370	398,208	226,927	859
ING VP INDEX PLUS MIDCAP PORTFOLIO								
(Funds were first received in this option during September 1999)								
Value at beginning of period	$20.28	$17.48	$13.26	$15.147	$15.419	$12.916	$10.889	
Value at end of period	$22.44	$20.28	$17.48	$13.26	$15.147	$15.419	$12.916	
Number of accumulation units outstanding at end of period	4	201,452	152,269	134,217	57,831	18,306	2,661	
ING VP INDEX PLUS SMALLCAP PORTFOLIO								
(Funds were first received in this option during September 1999)								
Value at beginning of period	$16.13	$13.27	$9.79	$11.331	$11.115	$10.166	$8.954	
Value at end of period	$17.28	$16.13	$13.27	$9.79	$11.331	$11.115	$10.166	
Number of accumulation units outstanding at end of period	32	91,920	55,774	27,804	11,409	2,603	1,373	
ING VP INTERMEDIATE BOND PORTFOLIO								
(Funds were first received in this option during September 1999)								
Value at beginning of period	$14.64	$14.02	$13.25	$12.284	$11.348	$10.396	$10.455	
Value at end of period	$15.03	$14.64	$14.02	$13.25	$12.284	$11.348	$10.396	
Number of accumulation units outstanding at end of period	704	172,294	140,681	146,054	91,516	20,187	19,693	
ING VP INTERNATIONAL EQUITY PORTFOLIO								
(Funds were first received in this option during December 1998)								
Value at beginning of period	$9.70	$8.31	$6.32	$8.663	$11.433	$14.414	$9.567	$9.231
Value at end of period	$11.28	$9.70	$8.31	$6.32	$8.663	$11.433	$14.414	$9.567
Number of accumulation units outstanding at end of period	0	24,599	25,807	79,413	56,669	36,205	19,616	61
ING VP INTERNATIONAL VALUE PORTFOLIO								
(Funds were first received in this option during January 2002)								
Value at beginning of period	$12.20	$10.44	$8.07	$9.796				
Value at end of period	$13.29	$12.20	$10.44	$8.07				
Number of accumulation units outstanding at end of period	0	4,547	3,792	17,028				
ING VP MONEY MARKET PORTFOLIO								
(Funds were first received in this option during November 1999)								
Value at beginning of period	$12.07	$12.00	$11.95	$11.809	$11.413	$10.777	$10.706	
Value at end of period	$12.38	$12.07	$12.00	$11.95	$11.809	$11.413	$10.777	
Number of accumulation units outstanding at end of period	54	99,433	109,629	132,966	106,827	28,641	41,969	

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998
ING VP NATURAL RESOURCES TRUST								
(Funds were first received in this option during November 1999)								
Value at beginning of period	$12.27	$10.94	$8.42	$8.637	$10.32	$8.758	$8.644	
Value at end of period	$17.45	$12.27	$10.94	$8.42	$8.637	$10.32	$8.758	
Number of accumulation units outstanding at end of period	186	9,204	9,978	10,733	11,987	4,370	4,241	
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during January 2002)								
Value at beginning of period	$7.63	$6.96	$5.04	$9.00				
Value at end of period	$8.29	$7.63	$6.96	$5.04				
Number of accumulation units outstanding at end of period	0	10,728	6,492	11,964				
ING VP SMALL COMPANY PORTFOLIO								
(Funds were first received in this option during December 1998)								
Value at beginning of period	$15.66	$13.75	$10.05	$13.147	$12.699	$11.953	$9.176	$8.583
Value at end of period	$17.19	$15.66	$13.75	$10.05	$13.147	$12.699	$11.953	$9.176
Number of accumulation units outstanding at end of period	475	91,184	101,741	304,893	210,231	122,374	63,697	318
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO								
(Funds were first received in this option during November 1999)								
Value at beginning of period	$12.61	$11.73	$10.37	$10.889	$11.204	$10.738	$10.103	
Value at end of period	$13.04	$12.61	$11.73	$10.37	$10.889	$11.204	$10.738	
Number of accumulation units outstanding at end of period	21	9,124	11,019	77,971	67,498	45,064	32,691	
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO								
(Funds were first received in this option during December 1998)								
Value at beginning of period	$11.18	$10.03	$8.10	$9.436	$10.716	$10.836	$9.519	$9.146
Value at end of period	$11.82	$11.15	$10.03	$8.10	$9.436	$10.716	$10.836	$9.519
Number of accumulation units outstanding at end of period	0	19,275	16,183	99,616	87,049	60,938	53,201	779
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO								
(Funds were first received in this option during December 1998)								
Value at beginning of period	$11.70	$10.66	$8.96	$9.952	$10.749	$10.752	$9.80	$9.531
Value at end of period	$12.19	$11.70	$10.66	$8.96	$9.952	$10.749	$10.752	$9.80
Number of accumulation units outstanding at end of period	34	7,732	10,544	232,498	190,722	140,545	111,369	731
ING VP VALUE OPPORTUNITY PORTFOLIO								
(Funds were first received in this option during November 1999)								
Value at beginning of period	$12.53	$11.43	$9.21	$12.502	$13.895	$12.665	$12.467	
Value at end of period	$13.35	$12.53	$11.43	$9.21	$12.502	$13.895	$12.665	
Number of accumulation units outstanding at end of period	58	21,558	23,686	29,195	29,098	9,566	10,293	
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO								
(Funds were first received in this option during July 2003)								
Value at beginning of period	$11.62	$10.36	$9.03					
Value at end of period	$11.95	$11.62	$10.36					
Number of accumulation units outstanding at end of period	796	796	796					

	2005	2004	2003	2002	2001	2000	1999	1998
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO								
(Funds were first received in this option during July 2003)								
Value at beginning of period	$12.91	$10.46	$9.12					
Value at end of period	$13.91	$12.91	$10.46					
Number of accumulation units outstanding at end of period	0	39,456	6,396					
OPPENHEIMER GLOBAL SECURITIES FUND/VA								
Value at beginning of period	$19.01							
Value at end of period	$21.63							
Number of accumulation units outstanding at end of period	2							
OPPENHEIMER STRATEGIC BOND FUND/VA								
Value at beginning of period	$14.78							
Value at end of period	$15.10							
Number of accumulation units outstanding at end of period	3							
PIONEER EQUITY INCOME VCT PORTFOLIO								
(Funds were first received in this option during July 2003)								
Value at beginning of period	$11.43	$9.87	$8.82					
Value at end of period	$12.03	$11.43	$9.87					
Number of accumulation units outstanding at end of period	0	3,128	2,081					
THE GROWTH FUND OF AMERICA®								
(Funds were first received in this option during November 2004)								
Value at beginning of period	$10.87	$10.37						
Value at end of period	$12.37	$10.87						
Number of accumulation units outstanding at end of period	0	410						

TABLE VIII
FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS
WITH TOTAL SEPARATE ACCOUNT CHARGES THAT CHANGED TO 0.50% EFFECTIVE DECEMBER 8, 2005
(Selected data for accumulation units outstanding throughout each period)

	2005
EUROPACIFIC GROWTH FUND®	
(Funds were first received in this option during December 2005)	
Value at beginning of period	$13.63
Value at end of period	$13.97
Number of accumulation units outstanding at end of period	402
ING JULIUS BAER FOREIGN PORTFOLIO	
(Funds were first received in this option during December 2005)	
Value at beginning of period	$13.33
Value at end of period	$13.58
Number of accumulation units outstanding at end of period	2,880

	2005
ING VP BALANCED PORTFOLIO, INC.	
(Funds were first received in this option during December 2005)	
Value at beginning of period	$12.31
Value at end of period	$12.25
Number of accumulation units outstanding at end of period	67,216
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO	
(Funds were first received in this option during December 2005)	
Value at beginning of period	$10.00
Value at end of period	$10.00
Number of accumulation units outstanding at end of period	9,204
ING VP GROWTH AND INCOME PORTFOLIO	
(Funds were first received in this option during December 2005)	
Value at beginning of period	$10.71
Value at end of period	$10.61
Number of accumulation units outstanding at end of period	351,334
ING VP GROWTH PORTFOLIO	
(Funds were first received in this option during December 2005)	
Value at beginning of period	$10.59
Value at end of period	$10.37
Number of accumulation units outstanding at end of period	14,267
ING VP INDEX PLUS LARGECAP PORTFOLIO	
(Funds were first received in this option during December 2005)	
Value at beginning of period	$11.47
Value at end of period	$11.35
Number of accumulation units outstanding at end of period	78,022
ING VP INDEX PLUS SMALLCAP PORTFOLIO	
(Funds were first received in this option during December 2005)	
Value at beginning of period	$16.28
Value at end of period	$15.89
Number of accumulation units outstanding at end of period	25,774
ING VP INTERMEDIATE BOND PORTFOLIO	
(Funds were first received in this option during December 2005)	
Value at beginning of period	$12.56
Value at end of period	$12.66
Number of accumulation units outstanding at end of period	66,078
ING VP MONEY MARKET PORTFOLIO	
(Funds were first received in this option during December 2005)	
Value at beginning of period	$10.76
Value at end of period	$10.78
Number of accumulation units outstanding at end of period	12,589

	2005
ING VP REAL ESTATE PORTFOLIO	
(Funds were first received in this option during December 2005)	
Value at beginning of period	$15.80
Value at end of period	$15.75
Number of accumulation units outstanding at end of period	2,534
ING VP SMALL COMPANY PORTFOLIO	
(Funds were first received in this option during December 2005)	
Value at beginning of period	$14.02
Value at end of period	$13.82
Number of accumulation units outstanding at end of period	17,186
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO	
(Funds were first received in this option during December 2005)	
Value at beginning of period	$12.03
Value at end of period	$12.04
Number of accumulation units outstanding at end of period	7,713
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO	
(Funds were first received in this option during December 2005)	
Value at beginning of period	$12.40
Value at end of period	$12.35
Number of accumulation units outstanding at end of period	21,993
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO	
(Funds were first received in this option during December 2005)	
Value at beginning of period	$12.20
Value at end of period	$12.17
Number of accumulation units outstanding at end of period	13,009
ING VP VALUE OPPORTUNITY PORTFOLIO	
(Funds were first received in this option during December 2005)	
Value at beginning of period	$10.45
Value at end of period	$10.44
Number of accumulation units outstanding at end of period	17,671
PIMCO VIT REAL RETURN PORTFOLIO	
(Funds were first received in this option during December 2005)	
Value at beginning of period	$10.98
Value at end of period	$11.10
Number of accumulation units outstanding at end of period	6,689
WANGER U.S. SMALLER COMPANIES	
(Funds were first received in this option during December 2005)	
Value at beginning of period	$13.17
Value at end of period	$12.98
Number of accumulation units outstanding at end of period	667

2005

WASHINGTON MUTUAL INVESTORS FUND[SM]
(Funds were first received in this option during December 2005)

	2005
Value at beginning of period	$11.35
Value at end of period	$11.28
Number of accumulation units outstanding at end of period	16

TABLE IX

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.55%
(Selected data for accumulation units outstanding throughout each period)

	2005	2004	2003	2002	2001	2000	1999
AIM V.I. CAPITAL APPRECIATION FUND							
(Funds were first received in this option during November 1999)							
Value at beginning of period	$9.60	$9.05	$7.03	$9.342	$12.245	$13.82	$10.908
Value at end of period	$10.39	$9.60	$9.05	$7.03	$9.342	$12.245	$13.82
Number of accumulation units outstanding at end of period	18,183	9,071	12,055	13,895	10,960	12,515	48
AIM V.I. CORE EQUITY FUND							
(Funds were first received in this option during November 1999)							
Value at beginning of period	$8.64	$7.98	$6.45	$7.677	$10.004	$11.773	$10.229
Value at end of period	$9.05	$8.64	$7.98	$6.45	$7.677	$10.004	$11.773
Number of accumulation units outstanding at end of period	31,974	38,655	42,326	53,745	47,386	48,445	880
AIM V.I. GROWTH FUND							
(Funds were first received in this option during November 1999)							
Value at beginning of period	$6.08	$5.65	$4.33	$6.305	$9.59	$12.127	$10.242
Value at end of period	$6.50	$6.08	$5.65	$4.33	$6.305	$9.59	$12.127
Number of accumulation units outstanding at end of period	29,585	18,988	19,241	19,026	13,383	12,592	990
AIM V.I. PREMIER EQUITY FUND							
(Funds were first received in this option during November 1999)							
Value at beginning of period	$7.75	$7.36	$5.92	$8.534	$9.814	$11.562	$10.242
Value at end of period	$8.14	$7.75	$7.36	$5.92	$8.534	$9.814	$11.562
Number of accumulation units outstanding at end of period	42,819	36,407	33,639	32,094	4,707	3,280	203
CALVERT SOCIAL BALANCED PORTFOLIO							
(Funds were first received in this option during November 1999)							
Value at beginning of period	$11.89	$11.05	$9.31	$10.655	$11.513	$11.951	$11.207
Value at end of period	$12.50	$11.89	$11.05	$9.31	$10.655	$11.513	$11.951
Number of accumulation units outstanding at end of period	16,449	10,433	10,936	10,774	12,083	11,184	13,438
EUROPACIFIC GROWTH FUND®							
(Funds were first received in this option during November 2004)							
Value at beginning of period	$11.50	$10.83					
Value at end of period	$13.85	$11.50					
Number of accumulation units outstanding at end of period	3,094	917					

	2005	2004	2003	2002	2001	2000	1999
EVERGREEN SPECIAL VALUES FUND							
(Funds were first received in this option during July 2004)							
Value at beginning of period	$18.76	$16.77					
Value at end of period	$20.60	$18.76					
Number of accumulation units outstanding at end of period	1,164	1,086					
FIDELITY® VIP CONTRAFUND® PORTFOLIO							
(Funds were first received in this option during November 1999)							
Value at beginning of period	$15.19	$13.23	$10.35	$11.485	$13.16	$14.171	$12.452
Value at end of period	$17.67	$15.19	$13.23	$10.35	$11.485	$13.16	$14.171
Number of accumulation units outstanding at end of period	417,525	241,304	224,548	192,813	108,307	123,644	119,841
FIDELITY® VIP EQUITY-INCOME PORTFOLIO							
(Funds were first received in this option during November 1999)							
Value at beginning of period	$12.75	$11.49	$8.87	$10.737	$11.36	$10.535	$10.462
Value at end of period	$13.42	$12.75	$11.49	$8.87	$10.737	$11.36	$10.535
Number of accumulation units outstanding at end of period	215,262	162,011	155,450	125,948	59,830	55,911	65,154
FIDELITY® VIP GROWTH PORTFOLIO							
(Funds were first received in this option during November 1999)							
Value at beginning of period	$11.38	$11.07	$8.38	$12.056	$14.721	$16.628	$14.192
Value at end of period	$11.98	$11.38	$11.07	$8.38	$12.056	$14.721	$16.628
Number of accumulation units outstanding at end of period	318,529	241,508	248,666	225,787	133,395	151,952	129,223
FIDELITY® VIP OVERSEAS PORTFOLIO							
(Funds were first received in this option during November 1999)							
Value at beginning of period	$10.79	$9.55	$6.69	$8.444	$10.771	$13.389	$11.159
Value at end of period	$12.77	$10.79	$9.55	$6.69	$8.444	$10.771	$13.389
Number of accumulation units outstanding at end of period	30,483	13,037	13,808	8,450	8,801	8,239	8,971
FRANKLIN SMALL CAP VALUE SECURITIES FUND							
(Funds were first received in this option during March 2002)							
Value at beginning of period	$15.07	$12.24	$9.32	$10.88			
Value at end of period	$16.30	$15.07	$12.24	$9.32			
Number of accumulation units outstanding at end of period	39,003	32,877	13,337	14,424			
ING ALLIANCEBERNSTEIN MID CAP GROWTH PORTFOLIO							
(Funds were first received in this option during December 2005)							
Value at beginning of period	$13.03						
Value at end of period	$12.53						
Number of accumulation units outstanding at end of period	760						
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO							
(Funds were first received in this option during July 2003)							
Value at beginning of period	$14.14	$12.92	$11.49				
Value at end of period	$14.24	$14.14	$12.92				
Number of accumulation units outstanding at end of period	2,315	2,306	2,305				

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999
ING AMERICAN CENTURY SELECT PORTFOLIO (INITIAL CLASS)							
(Funds were first received in this option during April 2005)							
Value at beginning of period	$9.71						
Value at end of period	$10.22						
Number of accumulation units outstanding at end of period	105,921						
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO							
(Funds were first received in this option during November 2002)							
Value at beginning of period	$13.21	$10.94	$8.12	$7.97			
Value at end of period	$14.16	$13.21	$10.94	$8.12			
Number of accumulation units outstanding at end of period	15,175	2,259	2,154	280			
ING BARON SMALL CAP GROWTH PORTFOLIO							
(Funds were first received in this option during November 2002)							
Value at beginning of period	$14.74	$11.58	$8.73	$8.69			
Value at end of period	$15.74	$14.74	$11.58	$8.73			
Number of accumulation units outstanding at end of period	5,762	5,640	1,180	237			
ING DAVIS VENTURE VALUE PORTFOLIO							
(Funds were first received in this option during January 2003)							
Value at beginning of period	$18.10	$16.78	$12.97				
Value at end of period	$18.70	$18.10	$16.78				
Number of accumulation units outstanding at end of period	885	1,372	622				
ING EVERGREEN HEALTH SCIENCES PORTFOLIO							
(Funds were first received in this option during July 2005)							
Value at beginning of period	$10.68						
Value at end of period	$11.26						
Number of accumulation units outstanding at end of period	187						
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO							
(Funds were first received in this option during September 2005)							
Value at beginning of period	$11.44						
Value at end of period	$11.88						
Number of accumulation units outstanding at end of period	640						
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO							
(Funds were first received in this option during August 2005)							
Value at beginning of period	$11.59						
Value at end of period	$13.47						
Number of accumulation units outstanding at end of period	1,241						
ING JPMORGAN INTERNATIONAL PORTFOLIO							
(Funds were first received in this option during November 1999)							
Value at beginning of period	$11.12	$9.40	$7.30	$8.965	$12.337	$15.427	$12.322
Value at end of period	$12.17	$11.12	$9.40	$7.30	$8.965	$12.337	$15.427
Number of accumulation units outstanding at end of period	73,282	45,278	44,447	49,861	51,349	56,339	60,619

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999
ING JPMORGAN MID CAP VALUE PORTFOLIO							
(Funds were first received in this option during June 2003)							
Value at beginning of period	$14.29	$11.91	$10.33				
Value at end of period	$15.42	$14.29	$11.91				
Number of accumulation units outstanding at end of period	6,592	707	56				
ING JULIUS BAER FOREIGN PORTFOLIO							
(Funds were first received in this option during January 2005)							
Value at beginning of period	$11.46						
Value at end of period	$13.46						
Number of accumulation units outstanding at end of period	4,471						
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO							
(Funds were first received in this option during November 1999)							
Value at beginning of period	$8.39	$7.68	$5.59	$8.692	$11.686	$16.499	$12.327
Value at end of period	$9.29	$8.39	$7.68	$5.59	$8.692	$11.686	$16.499
Number of accumulation units outstanding at end of period	97,973	75,108	76,488	82,819	91,406	101,007	103,358
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during November 1999)							
Value at beginning of period	$11.00	$9.80	$7.69	$11.074	$14.799	$15.783	$12.844
Value at end of period	$11.11	$11.00	$9.80	$7.69	$11.074	$14.799	$15.783
Number of accumulation units outstanding at end of period	76,427	54,131	55,856	72,512	80,210	81,825	51,669
ING MFS TOTAL RETURN PORTFOLIO							
(Funds were first received in this option during October 2003)							
Value at beginning of period	$13.30	$12.03	$11.35				
Value at end of period	$13.61	$13.30	$12.03				
Number of accumulation units outstanding at end of period	22,241	16,880	3,682				
ING OPCAP BALANCED VALUE PORTFOLIO							
(Funds were first received in this option during July 2003)							
Value at beginning of period	$13.80	$12.58	$11.37				
Value at end of period	$14.10	$13.80	$12.58				
Number of accumulation units outstanding at end of period	658	836	110				
ING OPPENHEIMER GLOBAL PORTFOLIO (INITIAL CLASS)							
(Funds were first received in this option during April 2005)							
Value at beginning of period	$10.13						
Value at end of period	$12.18						
Number of accumulation units outstanding at end of period	208,526						
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO							
(Funds were first received in this option during April 2005)							
Value at beginning of period	$10.00						
Value at end of period	$10.17						
Number of accumulation units outstanding at end of period	163,875						

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999
ING PIMCO TOTAL RETURN PORTFOLIO							
(Funds were first received in this option during June 2002)							
Value at beginning of period	$11.56	$11.14	$10.77	$10.09			
Value at end of period	$11.74	$11.56	$11.14	$10.77			
Number of accumulation units outstanding at end of period	13,853	13,155	13,853	9,002			
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO							
(Funds were first received in this option during April 2005)							
Value at beginning of period	$9.94						
Value at end of period	$11.50						
Number of accumulation units outstanding at end of period	170,085						
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO							
(Funds were first received in this option during October 2003)							
Value at beginning of period	$14.87	$13.01	$11.89				
Value at end of period	$15.37	$14.87	$13.01				
Number of accumulation units outstanding at end of period	10,755	6,155	1,731				
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO							
(Funds were first received in this option during November 1999)							
Value at beginning of period	$12.97	$11.85	$9.10	$11.933	$13.364	$13.443	$11.814
Value at end of period	$13.69	$12.97	$11.85	$9.10	$11.933	$13.364	$13.443
Number of accumulation units outstanding at end of period	106,399	61,267	59,254	54,557	29,886	31,733	26,870
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO							
(Funds were first received in this option during November 1999)							
Value at beginning of period	$10.33	$9.05	$7.28	$9.746	$12.387	$13.04	$11.303
Value at end of period	$11.23	$10.33	$9.05	$7.28	$9.746	$12.387	$13.04
Number of accumulation units outstanding at end of period	55,301	39,465	0	47,304	46,783	48,216	54,854
ING VAN KAMPEN COMSTOCK PORTFOLIO							
(Funds were first received in this option during September 2002)							
Value at beginning of period	$12.50	$10.76	$8.35	$8.12			
Value at end of period	$12.86	$12.50	$10.76	$8.35			
Number of accumulation units outstanding at end of period	16,863	11,574	143	142			
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (INITIAL CLASS)							
(Funds were first received in this option during April 2005)							
Value at beginning of period	$10.17						
Value at end of period	$11.12						
Number of accumulation units outstanding at end of period	157,585						
ING VP BALANCED PORTFOLIO, INC.							
(Funds were first received in this option during November 1999)							
Value at beginning of period	$13.02	$11.97	$10.12	$11.348	$11.912	$12.045	$11.266
Value at end of period	$13.50	$13.02	$11.97	$10.12	$11.348	$11.912	$12.045
Number of accumulation units outstanding at end of period	213,653	166,906	171,664	182,935	179,400	197,183	237,142

	2005	2004	2003	2002	2001	2000	1999
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO							
(Funds were first received in this option during July 2000)							
Value at beginning of period	$3.72	$3.79	$2.62	$4.487	$5.857	$10.445	
Value at end of period	$4.14	$3.72	$3.79	$2.62	$4.487	$5.857	
Number of accumulation units outstanding at end of period	123,809	66,808	76,442	32,441	14,659	0	
ING VP GROWTH AND INCOME PORTFOLIO							
(Funds were first received in this option during November 1999)							
Value at beginning of period	$8.58	$7.96	$6.35	$8.513	$10.49	$11.847	$10.922
Value at end of period	$9.23	$8.58	$7.96	$6.35	$8.513	$10.49	$11.847
Number of accumulation units outstanding at end of period	772,965	555,941	655,875	739,043	928,095	1,009,352	1,191,861
ING VP GROWTH PORTFOLIO							
(Funds were first received in this option during November 1999)							
Value at beginning of period	$9.55	$8.95	$6.91	$9.773	$13.474	$15.387	$12.98
Value at end of period	$10.38	$9.55	$8.95	$6.91	$9.773	$13.474	$15.387
Number of accumulation units outstanding at end of period	48,366	17,616	16,868	16,786	20,045	22,758	12,695
ING VP INDEX PLUS LARGECAP PORTFOLIO							
(Funds were first received in this option during November 1999)							
Value at beginning of period	$11.64	$10.58	$8.44	$10.811	$12.585	$13.968	$12.633
Value at end of period	$12.20	$11.64	$10.58	$8.44	$10.811	$12.585	$13.968
Number of accumulation units outstanding at end of period	301,429	223,077	239,180	219,826	144,313	134,831	107,027
ING VP INDEX PLUS MIDCAP PORTFOLIO							
(Funds were first received in this option during November 1999)							
Value at beginning of period	$20.15	$17.38	$13.19	$15.092	$15.379	$12.896	$11.478
Value at end of period	$22.27	$20.15	$17.38	$13.19	$15.092	$15.379	$12.896
Number of accumulation units outstanding at end of period	148,662	94,686	81,313	64,816	15,015	7,716	60
ING VP INDEX PLUS SMALLCAP PORTFOLIO							
(Funds were first received in this option during November 1999)							
Value at beginning of period	$16.02	$13.20	$9.75	$11.29	$10.898	$10.15	$9.235
Value at end of period	$17.15	$16.02	$13.20	$9.75	$11.29	$10.022	$10.15
Number of accumulation units outstanding at end of period	73,546	36,943	30,179	16,913	3,235	0	70
ING VP INTERMEDIATE BOND PORTFOLIO							
(Funds were first received in this option during November 1999)							
Value at beginning of period	$14.54	$13.94	$13.19	$12.24	$11.318	$10.38	$10.419
Value at end of period	$14.92	$14.54	$13.94	$13.19	$12.24	$11.318	$10.38
Number of accumulation units outstanding at end of period	131,320	80,640	83,138	112,073	48,531	34,829	31,523
ING VP INTERNATIONAL EQUITY PORTFOLIO							
(Funds were first received in this option during November 1999)							
Value at beginning of period	$9.63	$8.27	$6.29	$8.632	$11.403	$14.391	$11.236
Value at end of period	$11.20	$9.63	$8.27	$6.29	$8.632	$11.403	$14.391
Number of accumulation units outstanding at end of period	5,061	2,142	2,237	1,444	723	824	59

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999
ING VP INTERNATIONAL VALUE PORTFOLIO							
(Funds were first received in this option during March 2002)							
Value at beginning of period	$12.16	$10.41	$8.06	$9.49			
Value at end of period	$13.23	$12.16	$10.41	$8.06			
Number of accumulation units outstanding at end of period	25,955	25,882	22,632	20,120			
ING VP MIDCAP OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during March 2002)							
Value at beginning of period	$10.53	$9.50	$6.99	$8.92			
Value at end of period	$11.56	$10.53	$9.50	$6.99			
Number of accumulation units outstanding at end of period	14,359	15,350	8,675	7,045			
ING VP MONEYMARKET PORTFOLIO							
(Funds were first received in this option during November 1999)							
Value at beginning of period	$11.99	$11.93	$11.89	$11.767	$11.383	$10.76	$10.669
Value at end of period	$12.29	$11.99	$11.93	$11.89	$11.767	$11.383	$10.76
Number of accumulation units outstanding at end of period	208,749	161,940	156,245	151,212	38,644	48,060	67,587
ING VP NATURAL RESOURCES TRUST							
(Funds were first received in this option during November 1999)							
Value at beginning of period	$12.19	$10.88	$8.38	$8.605	$10.293	$8.744	$8.255
Value at end of period	$17.31	$12.19	$10.88	$8.38	$8.605	$10.293	$8.744
Number of accumulation units outstanding at end of period	25,867	4,652	2,605	2,826	2,563	3,526	4,257
ING VP REAL ESTATE PORTFOLIO							
(Funds were first received in this option during November 2004)							
Value at beginning of period	$13.95	$12.51					
Value at end of period	$15.61	$13.95					
Number of accumulation units outstanding at end of period	1,374	545					
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during February 2002)							
Value at beginning of period	$7.60	$6.94	$5.03	$8.02			
Value at end of period	$8.25	$7.60	$6.94	$5.03			
Number of accumulation units outstanding at end of period	378,380	354,764	324,055	263,319			
ING VP SMALL COMPANY PORTFOLIO							
(Funds were first received in this option during November 1999)							
Value at beginning of period	$15.56	$13.67	$10.00	$13.10	$12.666	$11.933	$9.996
Value at end of period	$17.06	$15.56	$13.67	$10.00	$13.10	$12.666	$11.933
Number of accumulation units outstanding at end of period	88,534	57,477	54,596	50,291	23,551	21,331	17,509
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO							
(Funds were first received in this option during November 1999)							
Value at beginning of period	$12.53	$11.67	$10.32	$10.85	$11.175	$10.721	$10.273
Value at end of period	$12.94	$12.53	$11.67	$10.32	$10.85	$11.175	$10.721
Number of accumulation units outstanding at end of period	16,926	11,351	12,107	15,975	13,869	19,312	22,643

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO							
(Funds were first received in this option during November 1999)							
Value at beginning of period	$11.11	$9.97	$8.06	$9.402	$10.688	$10.819	$9.864
Value at end of period	$11.73	$11.11	$9.97	$8.06	$9.402	$10.688	$10.819
Number of accumulation units outstanding at end of period	49,372	2,406	2,414	3,617	3,470	3,343	3,650
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO							
(Funds were first received in this option during November 1999)							
Value at beginning of period	$11.62	$10.60	$8.92	$9.916	$10.721	$10.735	$10.032
Value at end of period	$12.10	$11.62	$10.60	$8.92	$9.916	$10.721	$10.735
Number of accumulation units outstanding at end of period	36,576	10,492	3,980	3,741	2,933	3,859	3,809
ING VP VALUE OPPORTUNITY PORTFOLIO							
(Funds were first received in this option during November 1999)							
Value at beginning of period	$12.45	$11.36	$9.17	$12.457	$13.858	$12.645	$11.893
Value at end of period	$13.25	$12.45	$11.36	$9.17	$12.457	$13.858	$12.645
Number of accumulation units outstanding at end of period	204,244	186,341	176,455	152,852	28,687	21,968	20,593
JANUS ASPEN FLEXIBLE BOND PORTFOLIO							
(Funds were first received in this option during November 1999)							
Value at beginning of period	$14.36	$13.89	$13.12	$11.944	$11.148	$10.549	$10.38
Value at end of period	$14.56	$14.36	$13.89	$13.12	$11.944	$11.148	$10.549
Number of accumulation units outstanding at end of period	18	65,116	66,481	90,518	32,870	28,828	27,998
JANUS ASPEN MID CAP GROWTH PORTFOLIO							
(Funds were first received in this option during November 1999)							
Value at beginning of period	$12.83	$10.69	$7.95	$11.097	$18.429	$27.178	$19.683
Value at end of period	$14.33	$12.83	$10.69	$7.95	$11.097	$18.429	$27.00
Number of accumulation units outstanding at end of period	6	113,096	132,200	147,507	161,688	169,466	112,798
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO							
(Funds were first received in this option during November 1999)							
Value at beginning of period	$10.30	$9.89	$8.02	$10.823	$14.031	$16.73	$12.638
Value at end of period	$10.85	$10.30	$9.89	$8.02	$10.823	$14.031	$16.73
Number of accumulation units outstanding at end of period	8	163,287	185,757	202,077	190,559	213,103	177,086
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO							
(Funds were first received in this option during March 2002)							
Value at beginning of period	$11.58	$10.34	$7.93	$10.12			
Value at end of period	$11.89	$11.58	$10.34	$7.93			
Number of accumulation units outstanding at end of period	221,893	200,110	153,707	113,866			

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO							
(Funds were first received in this option during February 2002)							
Value at beginning of period	$12.87	$10.43	$8.41	$9.00			
Value at end of period	$13.85	$12.87	$10.43	$8.41			
Number of accumulation units outstanding at end of period	174,312	122,933	107,161	85,687			
NEW PERSPECTIVE FUND®							
(Funds were first received in this option during May 2004)							
Value at beginning of period	$11.37	$9.98					
Value at end of period	$12.58	$11.37					
Number of accumulation units outstanding at end of period	2,547	431					
OPPENHEIMER DEVELOPING MARKETS FUND							
(Funds were first received in this option during October 2004)							
Value at beginning of period	$29.69	$25.11					
Value at end of period	$41.70	$29.69					
Number of accumulation units outstanding at end of period	6,340	644					
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA							
(Funds were first received in this option during December 2005)							
Value at beginning of period	$11.91						
Value at end of period	$11.78						
Number of accumulation units outstanding at end of period	1,189						
OPPENHEIMER STRATEGIC BOND FUND/VA							
(Funds were first received in this option during March 2001 and November 1999)							
Value at beginning of period	$14.68	$13.58	$11.57	$10.826	$10.793	$10.172	$9.997
Value at end of period	$14.99	$14.68	$13.58	$11.57	$10.826	$10.239	$10.172
Number of accumulation units outstanding at end of period	8	24,357	20,162	14,818	729	0	1,233
PAX WORLD BALANCED FUND, INC.							
(Funds were first received in this option during December 2004)							
Value at beginning of period	$10.89	$10.71					
Value at end of period	$11.42	$10.89					
Number of accumulation units outstanding at end of period	805	559					
PIMCO VIT REAL RETURN PORTFOLIO							
(Funds were first received in this option during February 2005)							
Value at beginning of period	$10.84						
Value at end of period	$11.00						
Number of accumulation units outstanding at end of period	574						
PIONEER EQUITY INCOME VCT PORTFOLIO							
(Funds were first received in this option during February 2002)							
Value at beginning of period	$11.39	$9.84	$8.07	$9.44			
Value at end of period	$11.98	$11.39	$9.84	$8.07			
Number of accumulation units outstanding at end of period	90,152	57,716	49,078	41,355			

	2005	2004	2003	2002	2001	2000	1999
PIONEER FUND VCT PORTFOLIO							
(Funds were first received in this option during March 2002)							
Value at beginning of period	$10.36	$9.37	$7.61	$9.84			
Value at end of period	$10.94	$10.36	$9.37	$7.61			
Number of accumulation units outstanding at end of period	2,589	2,216	1,945	836			
PIONEER HIGH YIELD VCT PORTFOLIO							
(Funds were first received in this option during January 2005)							
Value at beginning of period	$10.64						
Value at end of period	$10.84						
Number of accumulation units outstanding at end of period	497						
PIONEER MID CAP VALUE VCT PORTFOLIO							
(Funds were first received in this option during March 2002)							
Value at beginning of period	$14.65	$12.06	$8.82	$10.30			
Value at end of period	$15.72	$14.65	$12.06	$8.82			
Number of accumulation units outstanding at end of period	29,772	20,278	10,939	5,115			
TEMPLETON GLOBAL BOND FUND							
(Funds were first received in this option during October 2004)							
Value at beginning of period	$17.55	$15.88					
Value at end of period	$16.92	$17.55					
Number of accumulation units outstanding at end of period	1,361	458					
THE GROWTH FUND OF AMERICA®							
(Funds were first received in this option during September 2004)							
Value at beginning of period	$10.87	$9.96					
Value at end of period	$12.35	$10.87					
Number of accumulation units outstanding at end of period	21,900	12,419					
WANGER U.S. SMALLER COMPANIES							
(Funds were first received in this option during October 2004)							
Value at beginning of period	$11.63	$10.35					
Value at end of period	$12.87	$11.63					
Number of accumulation units outstanding at end of period	1,956	342					
WASHINGTON MUTUAL INVESTORS FUND[SM]							
(Funds were first received in this option during July 2004)							
Value at beginning of period	$10.87	$10.07					
Value at end of period	$11.18	$10.87					
Number of accumulation units outstanding at end of period	9,955	12,557					

TABLE X

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS
WITH TOTAL SEPARATE ACCOUNT CHARGES THAT CHANGED TO 0.55% EFFECTIVE DECEMBER 16, 2003
(Selected data for accumulation units outstanding throughout each period)

	2005	2004	2003
ING VP BALANCED PORTFOLIO, INC.			
(Funds were first received in this option during December 2003)			
Value at beginning of period	$11.68	$10.74	$10.47
Value at end of period	$12.11	$11.68	$10.74
Number of accumulation units outstanding at end of period	87,003	81,057	74,663
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO			
(Funds were first received in this option during December 2003)			
Value at beginning of period	$8.89	$9.06	$8.66
Value at end of period	$9.89	$8.89	$9.06
Number of accumulation units outstanding at end of period	22,012	22,494	25,362
ING VP GROWTH AND INCOME PORTFOLIO			
(Funds were first received in this option during December 2003)			
Value at beginning of period	$9.76	$9.05	$8.63
Value at end of period	$10.49	$9.76	$9.05
Number of accumulation units outstanding at end of period	426,795	508,124	534,159
ING VP GROWTH PORTFOLIO			
(Funds were first received in this option during December 2003)			
Value at beginning of period	$9.43	$8.85	$8.51
Value at end of period	$10.26	$9.43	$8.85
Number of accumulation units outstanding at end of period	38,765	42,614	47,094
ING VP INDEX PLUS LARGECAP PORTFOLIO			
(Funds were first received in this option during December 2003)			
Value at beginning of period	$10.71	$9.74	$9.35
Value at end of period	$11.22	$10.71	$9.74
Number of accumulation units outstanding at end of period	153,542	127,122	85,750
ING VP INDEX PLUS SMALLCAP PORTFOLIO			
(Funds were first received in this option during December 2003)			
Value at beginning of period	$14.68	$12.09	$11.74
Value at end of period	$15.71	$14.68	$12.09
Number of accumulation units outstanding at end of period	34,393	23,272	10,550
ING VP INTERMEDIATE BOND PORTFOLIO			
(Funds were first received in this option during December 2003)			
Value at beginning of period	$12.21	$11.70	$11.66
Value at end of period	$12.52	$12.21	$11.70
Number of accumulation units outstanding at end of period	81,811	83,757	55,782

	2005	2004	2003
ING VP MONEY MARKET PORTFOLIO			
(Funds were first received in this option during December 2003)			
Value at beginning of period	$10.41	$10.35	$10.35
Value at end of period	$10.66	$10.41	$10.35
Number of accumulation units outstanding at end of period	11,479	14,920	9,622
ING VP SMALL COMPANY PORTFOLIO			
(Funds were first received in this option during December 2003)			
Value at beginning of period	$12.46	$10.96	$10.56
Value at end of period	$13.67	$12.46	$10.96
Number of accumulation units outstanding at end of period	32,500	30,745	29,750
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO			
(Funds were first received in this option during December 2003)			
Value at beginning of period	$11.53	$10.74	$10.53
Value at end of period	$11.91	$11.53	$10.74
Number of accumulation units outstanding at end of period	5,749	6,987	7,046
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO			
(Funds were first received in this option during January 2002)			
Value at beginning of period	$11.57	$10.38	$10.04
Value at end of period	$12.22	$11.57	$10.38
Number of accumulation units outstanding at end of period	8,320	6,742	5,864
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO			
(Funds were first received in this option during December 2003)			
Value at beginning of period	$11.56	$10.55	$10.27
Value at end of period	$12.04	$11.56	$10.55
Number of accumulation units outstanding at end of period	8,368	11,479	10,329
ING VP VALUE OPPORTUNITY PORTFOLIO			
(Funds were first received in this option during December 2003)			
Value at beginning of period	$9.70	$8.85	$8.50
Value at end of period	$10.32	$9.70	$8.85
Number of accumulation units outstanding at end of period	27,698	32,286	25,074

Condensed Financial Information (continued)

TABLE XI

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.60%
(Selected data for accumulation units outstanding throughout each period)

	2005	2004	2003	2002	2001	2000
AIM V.I. CAPITAL APPRECIATION FUND						
(Funds were first received in this option during November 2000)						
Value at beginning of period	$10.35	$9.03	$7.02	$9.33	$12.235	$13.036
Value at end of period	$10.36	$10.35	$9.03	$7.02	$9.33	$12.235
Number of accumulation units outstanding at end of period	11,914	16,659	16,906	11,934	5,426	32
AIM V.I. CORE EQUITY FUND						
(Funds were first received in this option during November 2000)						
Value at beginning of period	$8.62	$7.96	$6.43	$7.667	$9.996	$10.403
Value at end of period	$9.02	$11.02	$7.96	$6.43	$7.667	$9.996
Number of accumulation units outstanding at end of period	66,449	56,091	73,389	70,527	38,497	84
AIM V.I. GROWTH FUND						
(Funds were first received in this option during February 2001)						
Value at beginning of period	$6.06	$5.64	$4.32	$6.297	$9.16	
Value at end of period	$6.48	$9.12	$5.64	$4.32	$6.297	
Number of accumulation units outstanding at end of period	13,881	13,198	17,757	9,744	4,758	
AIM V.I. PREMIER EQUITY FUND						
(Funds were first received in this option during November 2000)						
Value at beginning of period	$7.72	$7.35	$5.91	$8.523	$9.806	$9.839
Value at end of period	$8.11	$8.98	$7.35	$5.91	$8.523	$9.806
Number of accumulation units outstanding at end of period	13,909	18,467	21,665	16,330	3,593	5
CALVERT SOCIAL BALANCED PORTFOLIO						
(Funds were first received in this option during July 2001)						
Value at beginning of period	$11.85	$11.02	$9.29	$10.636	$11.035	
Value at end of period	$12.45	$11.85	$11.02	$9.29	$10.636	
Number of accumulation units outstanding at end of period	4,758	16,312	12,992	10,572	8,855	
EUROPACIFIC GROWTH FUND®						
(Funds were first received in this option during October 2004)						
Value at beginning of period	$11.50	$10.37				
Value at end of period	$13.84	$11.50				
Number of accumulation units outstanding at end of period	4,677	700				
EVERGREEN SPECIAL VALUES FUND						
(Funds were first received in this option during December 2004)						
Value at beginning of period	$18.72	$18.28				
Value at end of period	$20.55	$18.72				
Number of accumulation units outstanding at end of period	4,724	336				
FIDELITY® VIP CONTRAFUND® PORTFOLIO						
(Funds were first received in this option during February 2001)						
Value at beginning of period	$15.14	$13.19	$10.33	$11.465	$12.621	
Value at end of period	$17.60	$15.14	$13.19	$10.33	$11.465	
Number of accumulation units outstanding at end of period	270,004	702,963	578,035	456,743	266,409	

	2005	2004	2003	2002	2001	2000
FIDELITY® VIP EQUITY-INCOME PORTFOLIO						
(Funds were first received in this option during February 2001)						
Value at beginning of period	$12.71	$11.46	$8.85	$10.718	$11.454	
Value at end of period	$13.37	$12.71	$11.46	$8.85	$10.718	
Number of accumulation units outstanding at end of period	149,572	825,795	639,168	487,673	292,699	
FIDELITY® VIP GROWTH PORTFOLIO						
(Funds were first received in this option during November 2000)						
Value at beginning of period	$11.35	$11.04	$8.36	$12.034	$14.702	$15.283
Value at end of period	$11.93	$11.35	$11.04	$8.36	$12.034	$14.702
Number of accumulation units outstanding at end of period	240,015	552,845	555,652	505,859	344,985	11
FIDELITY® VIP OVERSEAS PORTFOLIO						
(Funds were first received in this option during February 2001)						
Value at beginning of period	$12.09	$9.52	$6.68	$8.429	$10.096	
Value at end of period	$12.72	$12.09	$9.52	$6.68	$8.429	
Number of accumulation units outstanding at end of period	23,641	66,264	53,560	24,366	10,450	
FRANKLIN SMALL CAP VALUE SECURITIES FUND						
(Funds were first received in this option during May 2002)						
Value at beginning of period	$15.04	$12.23	$9.31	$11.46		
Value at end of period	$16.26	$15.04	$12.23	$9.31		
Number of accumulation units outstanding at end of period	55,654	36,672	4,495	2,850		
ING ALLIANCEBERNSTEIN MID CAP GROWTH PORTFOLIO						
(Funds were first received in this option during July 2005)						
Value at beginning of period	$11.60					
Value at end of period	$12.53					
Number of accumulation units outstanding at end of period	1,245					
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO						
(Funds were first received in this option during November 2002)						
Value at beginning of period	$14.12	$12.91	$9.89	$10.00		
Value at end of period	$14.21	$14.12	$12.91	$9.89		
Number of accumulation units outstanding at end of period	3,641	5,856	3,472	735		
ING AMERICAN CENTURY SELECT PORTFOLIO (INITIAL CLASS)						
(Funds were first received in this option during April 2005)						
Value at beginning of period	$9.71					
Value at end of period	$10.22					
Number of accumulation units outstanding at end of period	119,055					
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during November 2002)						
Value at beginning of period	$13.19	$10.93	$8.12	$7.96		
Value at end of period	$14.14	$13.19	$10.93	$8.12		
Number of accumulation units outstanding at end of period	6,993	4,113	665	385		

	2005	2004	2003	2002	2001	2000
ING BARON SMALL CAP GROWTH PORTFOLIO						
(Funds were first received in this option during June 2003)						
Value at beginning of period	$14.72	$11.57	$9.65			
Value at end of period	$15.71	$14.72	$11.57			
Number of accumulation units outstanding at end of period	27,529	16,444	1,713			
ING DAVIS VENTURE VALUE PORTFOLIO						
(Funds were first received in this option during November 2002)						
Value at beginning of period	$18.07	$16.76	$11.99	$11.65		
Value at end of period	$18.66	$18.07	$16.76	$11.99		
Number of accumulation units outstanding at end of period	1,604	2,690	2,354	77		
ING EVERGREEN HEALTH SCIENCES PORTFOLIO						
(Funds were first received in this option during July 2005)						
Value at beginning of period	$10.82					
Value at end of period	$11.26					
Number of accumulation units outstanding at end of period	807					
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO						
(Funds were first received in this option during August 2005)						
Value at beginning of period	$11.00					
Value at end of period	$11.88					
Number of accumulation units outstanding at end of period	550					
ING FUNDAMENTAL RESEARCH PORTFOLIO						
(Funds were first received in this option during November 2002)						
Value at beginning of period	$8.65	$7.91	$6.25	$6.47		
Value at end of period	$9.09	$8.65	$7.91	$6.25		
Number of accumulation units outstanding at end of period	1,752	1,766	1,512	1,052		
ING GOLDMAN SACHS® STRUCTURED EQUITY PORTFOLIO						
(Funds were first received in this option during November 2002)						
Value at beginning of period	$11.06	$10.23	$8.32	$8.72		
Value at end of period	$11.20	$11.06	$10.23	$8.32		
Number of accumulation units outstanding at end of period	2,927	5,979	1,566	779		
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO						
(Funds were first received in this option during July 2005)						
Value at beginning of period	$10.70					
Value at end of period	$13.46					
Number of accumulation units outstanding at end of period	5,709					
ING JPMORGAN INTERNATIONAL PORTFOLIO						
(Funds were first received in this option during February 2001)						
Value at beginning of period	$11.16	$9.38	$7.29	$8.949	$11.98	
Value at end of period	$12.12	$11.16	$9.38	$7.29	$8.949	
Number of accumulation units outstanding at end of period	29,275	219,101	188,556	166,958	119,266	

	2005	2004	2003	2002	2001	2000
ING JPMORGAN MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during November 2002)						
Value at beginning of period	$14.27	$11.90	$9.21	$9.22		
Value at end of period	$15.39	$14.27	$11.90	$9.21		
Number of accumulation units outstanding at end of period	8,880	6,378	1,074	18		
ING JULIUS BAER FOREIGN PORTFOLIO						
(Funds were first received in this option during February 2005)						
Value at beginning of period	$11.59					
Value at end of period	$13.45					
Number of accumulation units outstanding at end of period	472					
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO						
(Funds were first received in this option during February 2001)						
Value at beginning of period	$8.36	$7.66	$5.58	$8.676	$12.821	
Value at end of period	$9.26	$9.69	$7.66	$5.58	$8.676	
Number of accumulation units outstanding at end of period	108,588	409,067	493,973	408,520	354,090	
ING MARSICO GROWTH PORTFOLIO						
(Funds were first received in this option during September 2005)						
Value at beginning of period	$11.12					
Value at end of period	$11.44					
Number of accumulation units outstanding at end of period	332					
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during November 2000)						
Value at beginning of period	$10.96	$9.77	$7.67	$11.054	$14.78	$15.104
Value at end of period	$11.07	$10.96	$9.77	$7.67	$11.054	$14.78
Number of accumulation units outstanding at end of period	31,981	103,895	110,101	111,920	82,017	18
ING MFS TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during October 2003)						
Value at beginning of period	$13.29	$12.03	$11.43			
Value at end of period	$13.59	$13.29	$12.03			
Number of accumulation units outstanding at end of period	16,162	11,788	935			
ING MFS UTILITIES PORTFOLIO						
(Funds were first received in this option during July 2005)						
Value at beginning of period	$11.00					
Value at end of period	$11.46					
Number of accumulation units outstanding at end of period	735					
ING OPCAP BALANCED VALUE PORTFOLIO						
(Funds were first received in this option during May 2003)						
Value at beginning of period	$13.78	$12.57	$10.82			
Value at end of period	$14.07	$13.78	$12.57			
Number of accumulation units outstanding at end of period	4,318	5,634	2,770			

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000
ING OPPENHEIMER GLOBAL PORTFOLIO (INITIAL CLASS)						
(Funds were first received in this option during November 2005)						
Value at beginning of period	$11.55					
Value at end of period	$12.17					
Number of accumulation units outstanding at end of period	359,165					
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO						
(Funds were first received in this option during November 2005)						
Value at beginning of period	$10.03					
Value at end of period	$10.17					
Number of accumulation units outstanding at end of period	81,732					
ING PIMCO HIGH YIELD PORTFOLIO						
(Funds were first received in this option during July 2005)						
Value at beginning of period	$10.31					
Value at end of period	$10.53					
Number of accumulation units outstanding at end of period	2,470					
ING PIMCO TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during May 2002)						
Value at beginning of period	$11.55	$11.13	$10.76	$10.00		
Value at end of period	$11.72	$11.55	$11.13	$10.76		
Number of accumulation units outstanding at end of period	37,045	32,493	21,807	15,367		
ING SOLUTION 2025 PORTFOLIO						
(Funds were first received in this option during July 2005)						
Value at beginning of period	$10.47					
Value at end of period	$10.96					
Number of accumulation units outstanding at end of period	1,080					
ING SOLUTION 2035 PORTFOLIO						
(Funds were first received in this option during July 2005)						
Value at beginning of period	$10.70					
Value at end of period	$11.11					
Number of accumulation units outstanding at end of period	603					
ING SOLUTION 2045 PORTFOLIO						
(Funds were first received in this option during July 2005)						
Value at beginning of period	$10.84					
Value at end of period	$11.32					
Number of accumulation units outstanding at end of period	1,320					
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO						
(Funds were first received in this option during October 2005)						
Value at beginning of period	$10.77					
Value at end of period	$10.98					
Number of accumulation units outstanding at end of period	6,163					

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO						
(Funds were first received in this option during November 2005)						
Value at beginning of period	$11.12					
Value at end of period	$11.48					
Number of accumulation units outstanding at end of period	421,546					
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO						
(Funds were first received in this option during September 2003)						
Value at beginning of period	$14.86	$13.01	$11.79			
Value at end of period	$15.35	$14.86	$13.01			
Number of accumulation units outstanding at end of period	9,555	3,666	577			
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO						
(Funds were first received in this option during February 2001)						
Value at beginning of period	$12.93	$11.82	$9.08	$11.911	$13.566	
Value at end of period	$13.64	$12.93	$11.82	$9.08	$11.911	
Number of accumulation units outstanding at end of period	94,137	329,385	254,412	195,228	151,126	
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO						
(Funds were first received in this option during February 2001)						
Value at beginning of period	$10.41	$9.02	$7.26	$9.729	$12.638	
Value at end of period	$11.19	$10.41	$9.02	$7.26	$9.729	
Number of accumulation units outstanding at end of period	101,031	178,525	175,941	184,641	123,118	
ING VAN KAMPEN COMSTOCK PORTFOLIO						
(Funds were first received in this option during November 2002)						
Value at beginning of period	$12.48	$10.75	$8.34	$8.18		
Value at end of period	$12.84	$12.48	$10.75	$8.34		
Number of accumulation units outstanding at end of period	21,710	14,256	3,399	1,949		
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (INITIAL CLASS)						
(Funds were first received in this option during November 2005)						
Value at beginning of period	$10.92					
Value at end of period	$11.10					
Number of accumulation units outstanding at end of period	212,266					
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO						
(Funds were first received in this option during July 2005)						
Value at beginning of period	$10.63					
Value at end of period	$11.09					
Number of accumulation units outstanding at end of period	1,607					
ING VP BALANCED PORTFOLIO, INC.						
(Funds were first received in this option during February 2001)						
Value at beginning of period	$12.98	$11.93	$10.10	$11.327	$12.058	
Value at end of period	$13.45	$12.98	$11.93	$10.10	$11.327	
Number of accumulation units outstanding at end of period	386,523	839,644	713,922	666,708	618,049	

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO						
(Funds were first received in this option during February 2001)						
Value at beginning of period	$3.71	$3.78	$2.62	$4.483	$6.538	
Value at end of period	$4.13	$8.77	$3.78	$2.62	$4.483	
Number of accumulation units outstanding at end of period	159,290	95,262	245,026	174,362	6,940	
ING VP GROWTH AND INCOME PORTFOLIO						
(Funds were first received in this option during February 2001)						
Value at beginning of period	$8.55	$7.94	$6.34	$8.497	$10.163	
Value at end of period	$9.20	$9.62	$7.94	$6.34	$8.497	
Number of accumulation units outstanding at end of period	1,635,914	2,284,441	2,670,006	2,807,208	1,639,326	
ING VP GROWTH PORTFOLIO						
(Funds were first received in this option during December 2000)						
Value at beginning of period	$9.51	$8.93	$6.89	$9.755	$13.456	$14.825
Value at end of period	$10.34	$9.51	$8.93	$6.89	$9.755	$13.456
Number of accumulation units outstanding at end of period	69,953	54,681	55,610	53,349	4,506	1
ING VP INDEX PLUS LARGECAP PORTFOLIO						
(Funds were first received in this option during December 2000)						
Value at beginning of period	$11.60	$10.55	$8.42	$10.792	$12.569	$12.787
Value at end of period	$12.15	$11.60	$10.55	$8.42	$10.792	$12.569
Number of accumulation units outstanding at end of period	295,687	325,584	270,330	221,565	72,836	2
ING VP INDEX PLUS MIDCAP PORTFOLIO						
(Funds were first received in this option during February 2001)						
Value at beginning of period	$20.08	$17.33	$13.16	$15.065	$15.183	
Value at end of period	$22.19	$20.08	$17.33	$13.16	$15.065	
Number of accumulation units outstanding at end of period	123,316	417,849	302,362	218,102	70,046	
ING VP INDEX PLUS SMALLCAP PORTFOLIO						
(Funds were first received in this option during February 2001)						
Value at beginning of period	$15.97	$13.16	$9.72	$11.27	$11.13	
Value at end of period	$17.08	$15.97	$13.16	$9.72	$11.27	
Number of accumulation units outstanding at end of period	59,494	228,857	145,109	82,105	3,181	
ING VP INTERMEDIATE BOND PORTFOLIO						
(Funds were first received in this option during February 2001)						
Value at beginning of period	$14.49	$13.90	$13.16	$12.218	$11.539	
Value at end of period	$14.86	$14.49	$13.90	$13.16	$12.218	
Number of accumulation units outstanding at end of period	275,165	389,306	365,592	378,990	128,150	
ING VP INTERNATIONAL EQUITY PORTFOLIO						
(Funds were first received in this option during August 2001)						
Value at beginning of period	$10.94	$8.24	$6.28	$8.616	$9.095	
Value at end of period	$11.15	$10.94	$8.24	$6.28	$8.616	
Number of accumulation units outstanding at end of period	13,393	43,987	23,258	12,082	905	

	2005	2004	2003	2002	2001	2000
ING VP INTERNATIONAL VALUE PORTFOLIO						
(Funds were first received in this option during April 2003)						
Value at beginning of period	$12.13	$10.40	$7.55			
Value at end of period	$13.20	$12.13	$10.40			
Number of accumulation units outstanding at end of period	22,429	11,160	241			
ING VP MIDCAP OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during November 2002)						
Value at beginning of period	$11.43	$9.48	$6.98	$7.52		
Value at end of period	$11.53	$11.43	$9.48	$6.98		
Number of accumulation units outstanding at end of period	3,063	2,965	3,294	99		
ING VP MONEY MARKET PORTFOLIO						
(Funds were first received in this option during February 2001)						
Value at beginning of period	$11.95	$11.90	$11.86	$11.745	$11.396	
Value at end of period	$12.24	$11.95	$11.90	$11.86	$11.745	
Number of accumulation units outstanding at end of period	79,187	89,013	110,222	109,591	37,494	
ING VP NATURAL RESOURCES TRUST						
(Funds were first received in this option during July 2001)						
Value at beginning of period	$14.15	$10.85	$8.36	$8.59	$8.529	
Value at end of period	$17.25	$14.15	$10.85	$8.36	$8.59	
Number of accumulation units outstanding at end of period	21,379	23,481	12,470	12,408	8,578	
ING VP REAL ESTATE PORTFOLIO						
(Funds were first received in this option during May 2005)						
Value at beginning of period	$13.66					
Value at end of period	$15.59					
Number of accumulation units outstanding at end of period	3,125					
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during November 2002)						
Value at beginning of period	$8.08	$6.93	$5.03	$5.42		
Value at end of period	$8.23	$8.08	$6.93	$5.03		
Number of accumulation units outstanding at end of period	7,019	5,797	3,497	139		
ING VP SMALL COMPANY PORTFOLIO						
(Funds were first received in this option during February 2001)						
Value at beginning of period	$15.50	$13.64	$9.98	$13.076	$12.779	
Value at end of period	$16.99	$15.50	$13.64	$9.98	$13.076	
Number of accumulation units outstanding at end of period	101,621	274,222	199,373	148,833	36,305	
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO						
(Funds were first received in this option during February 2001)						
Value at beginning of period	$12.49	$11.63	$10.30	$10.83	$11.137	
Value at end of period	$12.89	$12.49	$11.63	$10.30	$10.83	
Number of accumulation units outstanding at end of period	25,959	9,644	6,035	5,239	19	

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO						
(Funds were first received in this option during February 2001)						
Value at beginning of period	$11.41	$9.94	$8.05	$9.00	$10.376	
Value at end of period	$11.69	$11.41	$9.94	$8.05	$9.385	
Number of accumulation units outstanding at end of period	11,315	32,265	5,823	6,441	789	
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO						
(Funds were first received in this option during February 2001)						
Value at beginning of period	$11.58	$10.57	$8.90	$9.898	$10.501	
Value at end of period	$12.05	$11.58	$10.57	$8.90	$9.898	
Number of accumulation units outstanding at end of period	17,880	32,687	12,588	2,506	887	
ING VP VALUE OPPORTUNITY PORTFOLIO						
(Funds were first received in this option during February 2001)						
Value at beginning of period	$12.41	$11.33	$9.15	$12.434	$14.318	
Value at end of period	$13.20	$12.41	$11.33	$9.15	$12.434	
Number of accumulation units outstanding at end of period	48,630	166,605	168,525	144,214	65,724	
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO						
(Funds were first received in this option during November 2002)						
Value at beginning of period	$11.85	$10.33	$7.93	$9.62		
Value at end of period	$11.87	$11.85	$10.33	$7.93		
Number of accumulation units outstanding at end of period	79,754	46,853	23,650	13,372		
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO						
(Funds were first received in this option during November 2002)						
Value at beginning of period	$12.85	$10.42	$8.40	$9.77		
Value at end of period	$13.82	$14.20	$10.42	$8.40		
Number of accumulation units outstanding at end of period	55,618	28,499	9,838	5,263		
NEW PERSPECTIVE FUND®						
(Funds were first received in this option during May 2005)						
Value at beginning of period	$11.03					
Value at end of period	$12.57					
Number of accumulation units outstanding at end of period	5,661					
OPPENHEIMER DEVELOPING MARKETS FUND						
(Funds were first received in this option during October 2004)						
Value at beginning of period	$29.63	$25.13				
Value at end of period	$41.59	$29.63				
Number of accumulation units outstanding at end of period	5,157	309				
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA						
(Funds were first received in this option during May 2005)						
Value at beginning of period	$10.13					
Value at end of period	$11.78					
Number of accumulation units outstanding at end of period	1,918					

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000
PAX WORLD BALANCED FUND, INC.						
(Funds were first received in this option during May 2005)						
Value at beginning of period	$10.83					
Value at end of period	$11.39					
Number of accumulation units outstanding at end of period	2,316					
PIMCO VIT REAL RETURN PORTFOLIO						
(Funds were first received in this option during June 2004)						
Value at beginning of period	$10.83	$10.05				
Value at end of period	$10.99	$10.83				
Number of accumulation units outstanding at end of period	562	277				
PIONEER EQUITY INCOME VCT PORTFOLIO						
(Funds were first received in this option during April 2003)						
Value at beginning of period	$11.57	$9.83	$7.78			
Value at end of period	$11.95	$11.57	$9.83			
Number of accumulation units outstanding at end of period	17,367	7,715	1,664			
PIONEER FUND VCT PORTFOLIO						
(Funds were first received in this option during April 2003)						
Value at beginning of period	$10.06	$9.35	$7.36			
Value at end of period	$10.92	$9.67	$9.35			
Number of accumulation units outstanding at end of period	46	0	325			
PIONEER HIGH YIELD VCT PORTFOLIO						
(Funds were first received in this option during May 2005)						
Value at beginning of period	$10.38					
Value at end of period	$10.83					
Number of accumulation units outstanding at end of period	802					
PIONEER MID CAP VALUE VCT PORTFOLIO						
(Funds were first received in this option during January 2003)						
Value at beginning of period	$14.69	$12.05	$9.01			
Value at end of period	$15.68	$14.69	$12.05			
Number of accumulation units outstanding at end of period	29,229	18,483	3,316			
TEMPLETON GLOBAL BOND FUND						
(Funds were first received in this option during June 2004)						
Value at beginning of period	$17.52	$15.11				
Value at end of period	$16.88	$17.52				
Number of accumulation units outstanding at end of period	3,654	982				
THE GROWTH FUND OF AMERICA®						
(Funds were first received in this option during June 2004)						
Value at beginning of period	$10.86	$10.07				
Value at end of period	$12.34	$10.86				
Number of accumulation units outstanding at end of period	29,025	13,838				

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000
WANGER SELECT						
(Funds were first received in this option during May 2005)						
Value at beginning of period	$10.85					
Value at end of period	$12.58					
Number of accumulation units outstanding at end of period	1,003					
WANGER U.S. SMALLER COMPANIES						
(Funds were first received in this option during May 2005)						
Value at beginning of period	$11.55					
Value at end of period	$12.85					
Number of accumulation units outstanding at end of period	3,773					
WASHINGTON MUTUAL INVESTORS FUND^SM						
(Funds were first received in this option during July 2004)						
Value at beginning of period	$10.86	$9.87				
Value at end of period	$11.18	$10.86				
Number of accumulation units outstanding at end of period	12,891	8,442				

TABLE XII

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.65%
(Selected data for accumulation units outstanding throughout each period)

	2005	2004	2003	2002	2001	2000	1999
AIM V.I. CAPITAL APPRECIATION FUND							
(Funds were first received in this option during February 2000)							
Value at beginning of period	$9.55	$9.01	$7.00	$9.317	$12.224	$14.959	
Value at end of period	$10.32	$9.55	$9.01	$7.00	$9.317	$12.224	
Number of accumulation units outstanding at end of period	4,864	8,139	5,328	3,966	3,349	1,699	
AIM V.I. CORE EQUITY FUND							
(Funds were first received in this option during November 1999)							
Value at beginning of period	$8.59	$7.94	$6.42	$7.657	$9.987	$11.764	$10.785
Value at end of period	$8.99	$8.59	$7.94	$6.42	$7.657	$9.987	$11.764
Number of accumulation units outstanding at end of period	4,835	4,680	3,382	3,727	2,707	1,781	17
AIM V.I. GROWTH FUND							
(Funds were first received in this option during October 1999)							
Value at beginning of period	$6.05	$5.62	$4.31	$6.288	$9.574	$12.119	$10.10
Value at end of period	$6.46	$6.05	$5.62	$4.31	$6.288	$9.574	$12.119
Number of accumulation units outstanding at end of period	7,806	11,708	7,603	5,188	4,471	3,182	1,728
AIM V.I. PREMIER EQUITY FUND							
(Funds were first received in this option during October 1999)							
Value at beginning of period	$7.70	$7.33	$5.90	$8.511	$9.798	$11.554	$10.194
Value at end of period	$8.08	$7.70	$7.33	$5.90	$8.511	$9.798	$11.554
Number of accumulation units outstanding at end of period	9,751	12,647	7,447	4,055	3,470	2,325	733

	2005	2004	2003	2002	2001	2000	1999
CALVERT SOCIAL BALANCED PORTFOLIO							
(Funds were first received in this option during October 1999)							
Value at beginning of period	$11.82	$10.99	$9.27	$10.617	$11.483	$11.932	$11.067
Value at end of period	$12.40	$11.82	$10.99	$9.27	$10.617	$11.483	$11.932
Number of accumulation units outstanding at end of period	8,468	14,260	8,298	6,111	4,910	4,099	3,322
EUROPACIFIC GROWTH FUND®							
(Funds were first received in this option during January 2005)							
Value at beginning of period	$11.36						
Value at end of period	$13.83						
Number of accumulation units outstanding at end of period	2,010						
EVERGREEN SPECIAL VALUES FUND							
(Funds were first received in this option during July 2004)							
Value at beginning of period	$18.68	$16.71					
Value at end of period	$20.49	$18.68					
Number of accumulation units outstanding at end of period	890	156					
FIDELITY® VIP CONTRAFUND® PORTFOLIO							
(Funds were first received in this option during April 1999)							
Value at beginning of period	$15.09	$13.15	$10.31	$11.444	$13.126	$14.148	$12.698
Value at end of period	$17.53	$15.09	$13.15	$10.31	$11.444	$13.126	$14.148
Number of accumulation units outstanding at end of period	185,887	139,633	94,553	270,820	275,047	277,303	276,641
FIDELITY® VIP EQUITY-INCOME PORTFOLIO							
(Funds were first received in this option during April 1999)							
Value at beginning of period	$12.67	$11.43	$8.83	$10.698	$11.33	$10.518	$10.691
Value at end of period	$13.32	$12.67	$11.43	$8.83	$10.698	$11.33	$10.518
Number of accumulation units outstanding at end of period	76,287	69,693	44,084	139,155	126,487	107,997	123,332
FIDELITY® VIP GROWTH PORTFOLIO							
(Funds were first received in this option during April 1999)							
Value at beginning of period	$11.31	$11.01	$8.34	$12.012	$14.683	$16.601	$13.816
Value at end of period	$11.89	$11.31	$11.01	$8.34	$12.012	$14.683	$16.601
Number of accumulation units outstanding at end of period	170,019	147,326	121,964	327,266	331,028	331,653	309,124
FIDELITY® VIP OVERSEAS PORTFOLIO							
(Funds were first received in this option during April 1999)							
Value at beginning of period	$10.72	$9.49	$6.66	$8.414	$10.743	$13.367	$10.023
Value at end of period	$12.68	$10.72	$9.49	$6.66	$8.414	$10.743	$13.367
Number of accumulation units outstanding at end of period	22,665	28,070	15,332	28,329	23,263	17,889	15,589
FRANKLIN SMALL CAP VALUE SECURITIES FUND							
(Funds were first received in this option during April 2002)							
Value at beginning of period	$15.02	$12.21	$9.30	$11.65			
Value at end of period	$16.23	$15.02	$12.21	$9.30			
Number of accumulation units outstanding at end of period	54,946	21,696	11,901	1,749			

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999
ING ALLIANCEBERNSTEIN MID CAP GROWTH PORTFOLIO							
(Funds were first received in this option during November 2005)							
Value at beginning of period	$12.89						
Value at end of period	$12.52						
Number of accumulation units outstanding at end of period	77						
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO							
(Funds were first received in this option during August 2003)							
Value at beginning of period	$14.10	$12.89	$11.47				
Value at end of period	$14.18	$14.10	$12.89				
Number of accumulation units outstanding at end of period	5,072	3,124	1,436				
ING AMERICAN CENTURY SELECT PORTFOLIO (INITIAL CLASS)							
(Funds were first received in this option during April 2005)							
Value at beginning of period	$9.71						
Value at end of period	$10.21						
Number of accumulation units outstanding at end of period	33,110						
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO							
(Funds were first received in this option during September 2003)							
Value at beginning of period	$13.17	$10.92	$10.01				
Value at end of period	$14.11	$13.17	$10.92				
Number of accumulation units outstanding at end of period	4,006	3,960	2,084				
ING BARON SMALL CAP GROWTH PORTFOLIO							
(Funds were first received in this option during August 2003)							
Value at beginning of period	$14.70	$11.56	$10.05				
Value at end of period	$15.68	$14.70	$11.56				
Number of accumulation units outstanding at end of period	24,588	17,254	8,963				
ING DAVIS VENTURE VALUE PORTFOLIO							
(Funds were first received in this option during September 2003)							
Value at beginning of period	$18.04	$16.74	$15.42				
Value at end of period	$18.62	$18.04	$16.74				
Number of accumulation units outstanding at end of period	3,326	1,792	332				
ING EVERGREEN HEALTH SCIENCES PORTFOLIO							
(Funds were first received in this option during September 2005)							
Value at beginning of period	$10.84						
Value at end of period	$11.25						
Number of accumulation units outstanding at end of period	141						
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO							
(Funds were first received in this option during September 2005)							
Value at beginning of period	$11.37						
Value at end of period	$11.87						
Number of accumulation units outstanding at end of period	267						

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999
ING FUNDAMENTAL RESEARCH PORTFOLIO							
(Funds were first received in this option during August 2003)							
Value at beginning of period	$8.63	$7.90	$7.12				
Value at end of period	$9.07	$8.63	$7.90				
Number of accumulation units outstanding at end of period	894	585	117				
ING GOLDMAN SACHS® STRUCTURED EQUITY PORTFOLIO							
(Funds were first received in this option during August 2003)							
Value at beginning of period	$11.04	$10.22	$9.29				
Value at end of period	$11.18	$11.04	$10.22				
Number of accumulation units outstanding at end of period	2,752	1,441	352				
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO							
(Funds were first received in this option during September 2005)							
Value at beginning of period	$12.06						
Value at end of period	$13.46						
Number of accumulation units outstanding at end of period	35						
ING JPMORGAN INTERNATIONAL PORTFOLIO							
(Funds were first received in this option during April 1999)							
Value at beginning of period	$11.04	$9.35	$7.27	$8.933	$12.305	$15.403	$10.375
Value at end of period	$12.07	$11.04	$9.35	$7.27	$8.933	$12.305	$15.403
Number of accumulation units outstanding at end of period	48,646	16,469	9,714	26,794	25,877	27,469	0
ING JPMORGAN MID CAP VALUE PORTFOLIO							
(Funds were first received in this option during September 2003)							
Value at beginning of period	$14.25	$11.89	$10.85				
Value at end of period	$15.36	$14.25	$11.89				
Number of accumulation units outstanding at end of period	4,310	2,590	568				
ING JULIUS BAER FOREIGN PORTFOLIO							
(Funds were first received in this option during May 2005)							
Value at beginning of period	$11.47						
Value at end of period	$13.44						
Number of accumulation units outstanding at end of period	2,812						
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO							
(Funds were first received in this option during April 1999)							
Value at beginning of period	$8.33	$7.64	$5.57	$8.66	$11.655	$16.472	$10.88
Value at end of period	$9.22	$8.33	$7.64	$5.57	$8.66	$11.655	$16.472
Number of accumulation units outstanding at end of period	52,773	49,435	40,780	116,847	110,098	116,509	109,678
ING LEGG MASON VALUE PORTFOLIO							
(Funds were first received in this option during August 2005)							
Value at beginning of period	$11.18						
Value at end of period	$11.53						
Number of accumulation units outstanding at end of period	249						

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during October 1999)							
Value at beginning of period	$10.93	$9.74	$7.66	$11.034	$14.761	$15.758	$12.653
Value at end of period	$11.02	$10.93	$9.74	$7.66	$11.034	$14.761	$15.758
Number of accumulation units outstanding at end of period	15,547	23,225	24,938	22,923	22,070	19,493	14,720
ING MFS TOTAL RETURN PORTFOLIO							
(Funds were first received in this option during August 2003)							
Value at beginning of period	$13.28	$12.03	$11.20				
Value at end of period	$13.57	$13.28	$12.03				
Number of accumulation units outstanding at end of period	7,648	4,965	2,253				
ING OPCAP BALANCED VALUE PORTFOLIO							
(Funds were first received in this option during August 2003)							
Value at beginning of period	$13.76	$12.55	$11.50				
Value at end of period	$14.04	$13.76	$12.55				
Number of accumulation units outstanding at end of period	5,031	3,882	640				
ING OPPENHEIMER GLOBAL PORTFOLIO (INITIAL CLASS)							
(Funds were first received in this option during April 2005)							
Value at beginning of period	$10.12						
Value at end of period	$12.15						
Number of accumulation units outstanding at end of period	139,999						
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO							
(Funds were first received in this option during April 2005)							
Value at beginning of period	$10.00						
Value at end of period	$10.16						
Number of accumulation units outstanding at end of period	50,790						
ING PIMCO TOTAL RETURN PORTFOLIO							
(Funds were first received in this option during August 2003)							
Value at beginning of period	$11.53	$11.12	$10.86				
Value at end of period	$11.69	$11.53	$11.12				
Number of accumulation units outstanding at end of period	107,969	51,419	13,179				
ING SOLUTION 2025 PORTFOLIO							
(Funds were first received in this option during December 2005)							
Value at beginning of period	$10.95						
Value at end of period	$10.95						
Number of accumulation units outstanding at end of period	37						
ING SOLUTION 2035 PORTFOLIO							
(Funds were first received in this option during December 2005)							
Value at beginning of period	$11.11						
Value at end of period	$11.11						
Number of accumulation units outstanding at end of period	41						

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999
ING SOLUTION 2045 PORTFOLIO							
(Funds were first received in this option during December 2005)							
Value at beginning of period	$11.37						
Value at end of period	$11.32						
Number of accumulation units outstanding at end of period	1						
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO							
(Funds were first received in this option during December 2005)							
Value at beginning of period	$11.01						
Value at end of period	$10.98						
Number of accumulation units outstanding at end of period	13						
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO							
(Funds were first received in this option during April 2005)							
Value at beginning of period	$9.94						
Value at end of period	$11.47						
Number of accumulation units outstanding at end of period	31,355						
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO							
(Funds were first received in this option during August 2003)							
Value at beginning of period	$14.85	$13.01	$11.63				
Value at end of period	$15.33	$14.85	$13.01				
Number of accumulation units outstanding at end of period	8,870	5,455	2,562				
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO							
(Funds were first received in this option during October 1999)							
Value at beginning of period	$12.88	$11.79	$9.06	$11.89	$13.329	$13.421	$11.742
Value at end of period	$13.59	$12.88	$11.79	$9.06	$11.89	$13.329	$13.421
Number of accumulation units outstanding at end of period	139,251	73,938	47,933	20,648	16,816	14,592	17,657
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO							
(Funds were first received in this option during April 1999)							
Value at beginning of period	$10.26	$9.00	$7.25	$9.711	$12.355	$13.019	$11.075
Value at end of period	$11.15	$10.26	$9.00	$7.25	$9.711	$12.355	$13.019
Number of accumulation units outstanding at end of period	32,882	73,274	67,671	95,320	100,082	96,006	89,183
ING VAN KAMPEN COMSTOCK PORTFOLIO							
(Funds were first received in this option during September 2003)							
Value at beginning of period	$12.46	$10.75	$9.80				
Value at end of period	$12.81	$12.46	$10.75				
Number of accumulation units outstanding at end of period	3,522	1,847	390				
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (INITIAL CLASS)							
(Funds were first received in this option during December 2005)							
Value at beginning of period	$11.10						
Value at end of period	$11.09						
Number of accumulation units outstanding at end of period	124,966						

	2005	2004	2003	2002	2001	2000	1999
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO							
(Funds were first received in this option during November 2005)							
Value at beginning of period	$10.86						
Value at end of period	$11.09						
Number of accumulation units outstanding at end of period	215						
ING VP BALANCED PORTFOLIO, INC.							
(Funds were first received in this option during April 1999)							
Value at beginning of period	$12.94	$11.90	$10.08	$11.307	$11.881	$12.026	$11.183
Value at end of period	$13.40	$12.94	$11.90	$10.08	$11.307	$11.881	$12.026
Number of accumulation units outstanding at end of period	62,874	82,473	70,493	105,474	123,203	118,492	119,529
ING VP FINANCIAL SERVICES PORTFOLIO							
(Funds were first received in this option during February 2005)							
Value at beginning of period	$10.95						
Value at end of period	$11.95						
Number of accumulation units outstanding at end of period	114						
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO							
(Funds were first received in this option during September 2002)							
Value at beginning of period	$3.70	$3.78	$2.61	$2.68			
Value at end of period	$4.11	$3.70	$3.78	$2.61			
Number of accumulation units outstanding at end of period	45,021	30,326	11,822	4,005			
ING VP GROWTH AND INCOME PORTFOLIO							
(Funds were first received in this option during April 1999)							
Value at beginning of period	$8.53	$7.92	$6.32	$8.482	$10.463	$11.828	$10.867
Value at end of period	$9.16	$8.53	$7.92	$6.32	$8.482	$10.463	$11.828
Number of accumulation units outstanding at end of period	140,633	319,937	322,236	388,659	445,025	448,612	479,213
ING VP GROWTH PORTFOLIO							
(Funds were first received in this option during October 1999)							
Value at beginning of period	$9.48	$8.90	$6.87	$9.738	$13.439	$15.362	$12.835
Value at end of period	$10.30	$9.48	$8.90	$6.87	$9.738	$13.439	$15.362
Number of accumulation units outstanding at end of period	5,856	27,074	24,605	20,271	20,761	20,847	17,762
ING VP INDEX PLUS LARGECAP PORTFOLIO							
(Funds were first received in this option during April 1999)							
Value at beginning of period	$11.56	$10.53	$8.40	$10.772	$12.553	$13.946	$12.586
Value at end of period	$12.11	$11.56	$10.53	$8.40	$10.772	$12.553	$13.946
Number of accumulation units outstanding at end of period	90,299	88,982	62,412	254,911	232,973	214,858	198,941
ING VP INDEX PLUS MIDCAP PORTFOLIO							
(Funds were first received in this option during October 1999)							
Value at beginning of period	$20.02	$17.28	$13.13	$15.038	$15.339	$12.875	$11.204
Value at end of period	$22.10	$20.02	$17.28	$13.13	$15.038	$15.339	$12.875
Number of accumulation units outstanding at end of period	103,069	101,889	59,842	26,984	12,404	7,546	5,592

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999
ING VP INDEX PLUS SMALLCAP PORTFOLIO							
(Funds were first received in this option during April 1999)							
Value at beginning of period	$15.91	$13.12	$9.70	$11.249	$11.057	$10.134	$8.416
Value at end of period	$17.02	$15.91	$13.12	$9.70	$11.249	$11.057	$10.134
Number of accumulation units outstanding at end of period	45,936	31,742	27,777	79,252	60,052	44,026	40,166
ING VP INTERMEDIATE BOND PORTFOLIO							
(Funds were first received in this option during April 1999)							
Value at beginning of period	$14.45	$13.86	$13.13	$12.196	$11.289	$10.363	$10.594
Value at end of period	$14.80	$14.45	$13.86	$13.13	$12.196	$11.289	$10.363
Number of accumulation units outstanding at end of period	93,930	139,709	118,161	215,827	162,516	115,114	113,547
ING VP INTERNATIONAL EQUITY PORTFOLIO							
(Funds were first received in this option during October 1999)							
Value at beginning of period	$9.57	$8.22	$6.27	$8.601	$11.373	$14.367	$11.021
Value at end of period	$11.11	$9.57	$8.22	$6.27	$8.601	$11.373	$14.367
Number of accumulation units outstanding at end of period	1,862	6,968	3,408	2,482	1,683	1,360	405
ING VP INTERNATIONAL VALUE PORTFOLIO							
(Funds were first received in this option during August 2003)							
Value at beginning of period	$12.11	$10.38	$8.60				
Value at end of period	$13.17	$12.11	$10.38				
Number of accumulation units outstanding at end of period	75,945	23,580	11,681				
ING VP MIDCAP OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during September 2003)							
Value at beginning of period	$10.50	$9.47	$8.67				
Value at end of period	$11.51	$10.50	$9.47				
Number of accumulation units outstanding at end of period	4,169	2,003	101				
ING VP MONEY MARKET PORTFOLIO							
(Funds were first received in this option during April 1999)							
Value at beginning of period	$11.91	$11.87	$11.84	$11.724	$11.354	$10.742	$10.407
Value at end of period	$12.19	$11.91	$11.87	$11.84	$11.724	$11.354	$10.742
Number of accumulation units outstanding at end of period	105,754	127,471	52,087	360,337	319,092	220,271	249,862
ING VP NATURAL RESOURCES TRUST							
(Funds were first received in this option during October 1999)							
Value at beginning of period	$12.11	$10.82	$8.34	$8.574	$10.266	$8.729	$8.125
Value at end of period	$17.18	$12.11	$10.82	$8.34	$8.574	$10.266	$8.729
Number of accumulation units outstanding at end of period	8,579	138	90	1,137	1,128	1,116	2,246
ING VP REAL ESTATE PORTFOLIO							
(Funds were first received in this option during October 2004)							
Value at beginning of period	$13.94	$12.05					
Value at end of period	$15.58	$13.94					
Number of accumulation units outstanding at end of period	504	65					

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during April 2002)							
Value at beginning of period	$7.58	$6.92	$5.03	$7.84			
Value at end of period	$8.21	$7.58	$6.92	$5.03			
Number of accumulation units outstanding at end of period	11,518	9,229	12,373	2,452			
ING VP SMALL COMPANY PORTFOLIO							
(Funds were first received in this option during October 1999)							
Value at beginning of period	$15.45	$13.60	$9.96	$13.052	$12.633	$11.914	$9.74
Value at end of period	$16.93	$15.45	$13.60	$9.96	$13.052	$12.633	$11.914
Number of accumulation units outstanding at end of period	23,649	41,749	28,666	19,390	14,063	14,681	8,502
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO							
(Funds were first received in this option during April 1999)							
Value at beginning of period	$12.45	$11.60	$10.27	$10.811	$11.146	$10.704	$10.114
Value at end of period	$12.84	$12.45	$11.60	$10.27	$10.811	$11.146	$10.704
Number of accumulation units outstanding at end of period	2,315	8,025	5,924	46,947	68,036	59,748	62,233
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO							
(Funds were first received in this option during April 1999)							
Value at beginning of period	$11.04	$9.92	$8.03	$9.368	$10.66	$10.802	$9.484
Value at end of period	$11.64	$11.04	$9.92	$8.03	$9.368	$10.66	$10.802
Number of accumulation units outstanding at end of period	7,130	314,739	281,343	257,890	251,064	216,680	184,741
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO							
(Funds were first received in this option during April 1999)							
Value at beginning of period	$11.54	$10.54	$8.88	$9.88	$10.693	$10.718	$9.799
Value at end of period	$12.01	$11.54	$10.54	$8.88	$9.88	$10.693	$10.718
Number of accumulation units outstanding at end of period	4,061	116,260	102,180	100,042	88,214	98,179	90,629
ING VP VALUE OPPORTUNITY PORTFOLIO							
(Funds were first received in this option during April 1999)							
Value at beginning of period	$12.37	$11.30	$9.13	$12.412	$13.822	$12.625	$11.196
Value at end of period	$13.15	$12.37	$11.30	$9.13	$12.412	$13.822	$12.625
Number of accumulation units outstanding at end of period	12,201	15,981	19,361	82,910	93,825	68,866	69,481
JANUS ASPEN BALANCED PORTFOLIO							
(Funds were first received in this option during April 1999)							
Value at beginning of period	$15.52	$14.39	$12.70	$13.668	$14.436	$14.862	$13.502
Value at end of period	$16.65	$15.52	$14.39	$12.70	$13.668	$14.436	$14.862
Number of accumulation units outstanding at end of period	15	58,434	40,977	258,351	278,332	265,161	251,840
JANUS ASPEN MID CAP GROWTH PORTFOLIO							
(Funds were first received in this option during April 1999)							
Value at beginning of period	$12.75	$10.63	$7.92	$11.057	$18.381	$27.135	$15.589
Value at end of period	$14.22	$12.75	$10.63	$7.92	$11.057	$18.381	$27.135
Number of accumulation units outstanding at end of period	15	99,290	104,529	279,955	259,793	259,475	216,673

	2005	2004	2003	2002	2001	2000	1999
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO							
(Funds were first received in this option during April 1999)							
Value at beginning of period	$10.24	$9.83	$7.98	$10.784	$13.994	$16.703	$11.492
Value at end of period	$10.77	$10.24	$9.83	$7.98	$10.784	$13.994	$16.703
Number of accumulation units outstanding at end of period	15	108,910	106,849	275,741	272,886	266,228	237,116
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO							
(Funds were first received in this option during April 2002)							
Value at beginning of period	$11.54	$10.31	$7.92	$9.66			
Value at end of period	$11.84	$11.54	$10.31	$7.92			
Number of accumulation units outstanding at end of period	130,041	71,097	52,413	10,078			
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO							
(Funds were first received in this option during August 2003)							
Value at beginning of period	$12.82	$10.41	$8.92				
Value at end of period	$13.79	$12.82	$10.41				
Number of accumulation units outstanding at end of period	11,068	5,983	2,115				
NEW PERSPECTIVE FUND®							
(Funds were first received in this option during February 2005)							
Value at beginning of period	$11.27						
Value at end of period	$12.56						
Number of accumulation units outstanding at end of period	371						
OPPENHEIMER DEVELOPING MARKETS FUND							
(Funds were first received in this option during July 2004)							
Value at beginning of period	$29.56	$22.15					
Value at end of period	$41.48	$29.56					
Number of accumulation units outstanding at end of period	4,533	111					
OPPENHEIMER STRATEGIC BOND FUND/VA							
Value at beginning of period	$14.58						
Value at end of period	$14.88						
Number of accumulation units outstanding at end of period	0						
PAX WORLD BALANCED FUND, INC.							
(Funds were first received in this option during July 2004)							
Value at beginning of period	$10.84	$9.62					
Value at end of period	$11.36	$10.84					
Number of accumulation units outstanding at end of period	240	106					
PIMCO VIT REAL RETURN PORTFOLIO							
(Funds were first received in this option during January 2005)							
Value at beginning of period	$10.81						
Value at end of period	$10.98						
Number of accumulation units outstanding at end of period	229						

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999
PIONEER EQUITY INCOME VCT PORTFOLIO							
(Funds were first received in this option during August 2003)							
Value at beginning of period	$11.35	$9.82	$8.63				
Value at end of period	$11.92	$11.35	$9.82				
Number of accumulation units outstanding at end of period	68,452	43,020	12,864				
PIONEER FUND VCT PORTFOLIO							
(Funds were first received in this option during April 2002)							
Value at beginning of period	$10.33	$9.34	$7.60	$9.30			
Value at end of period	$10.89	$10.33	$9.34	$7.60			
Number of accumulation units outstanding at end of period	30,148	1,915	368	96			
PIONEER HIGH YIELD VCT PORTFOLIO							
(Funds were first received in this option during July 2004)							
Value at beginning of period	$10.69	$9.92					
Value at end of period	$10.83	$10.69					
Number of accumulation units outstanding at end of period	263	63					
PIONEER MID CAP VALUE VCT PORTFOLIO							
(Funds were first received in this option during April 2002)							
Value at beginning of period	$14.60	$12.03	$8.81	$10.57			
Value at end of period	$15.65	$14.60	$12.03	$8.81			
Number of accumulation units outstanding at end of period	67,910	12,373	3,885	667			
TEMPLETON GLOBAL BOND FUND							
(Funds were first received in this option during October 2004)							
Value at beginning of period	$17.49	$16.06					
Value at end of period	$16.85	$17.49					
Number of accumulation units outstanding at end of period	474	136					
THE GROWTH FUND OF AMERICA®							
(Funds were first received in this option during June 2004)							
Value at beginning of period	$10.86	$9.97					
Value at end of period	$12.32	$10.86					
Number of accumulation units outstanding at end of period	9,507	4,320					
WANGER SELECT							
(Funds were first received in this option during May 2005)							
Value at beginning of period	$10.85						
Value at end of period	$12.57						
Number of accumulation units outstanding at end of period	14,776						
WANGER U.S. SMALLER COMPANIES							
(Funds were first received in this option during July 2004)							
Value at beginning of period	$11.62	$10.17					
Value at end of period	$12.84	$11.62					
Number of accumulation units outstanding at end of period	65	23					
WASHINGTON MUTUAL INVESTORS FUNDSM							
(Funds were first received in this option during September 2004)							
Value at beginning of period	$10.86	$10.31					
Value at end of period	$11.17	$10.86					
Number of accumulation units outstanding at end of period	501	109					

TABLE XIII

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.70%
(Selected data for accumulation units outstanding throughout each period)

	2005	2004	2003	2002	2001	2000	1999
AIM V.I. CAPITAL APPRECIATION FUND							
(Funds were first received in this option during September 1999)							
Value at beginning of period	$9.52	$8.99	$6.99	$9.305	$12.214	$13.805	$10.189
Value at end of period	$10.29	$9.52	$8.99	$6.99	$9.305	$12.214	$13.805
Number of accumulation units outstanding at end of period	47,620	57,773	37,538	25,008	22,118	20,534	82
AIM V.I. CORE EQUITY FUND							
(Funds were first received in this option during September 1999)							
Value at beginning of period	$8.57	$7.92	$6.41	$7.646	$9.979	$11.76	$9.404
Value at end of period	$8.96	$8.57	$7.92	$6.41	$7.646	$9.979	$11.76
Number of accumulation units outstanding at end of period	69,589	67,047	54,466	42,490	37,707	13,862	41
AIM V.I. GROWTH FUND							
(Funds were first received in this option during December 1999)							
Value at beginning of period	$6.03	$5.61	$4.30	$6.28	$9.566	$12.115	$11.387
Value at end of period	$6.43	$6.03	$5.61	$4.30	$6.28	$9.566	$12.115
Number of accumulation units outstanding at end of period	62,520	75,998	51,289	30,487	19,067	4,289	54
AIM V.I. PREMIER EQUITY FUND							
(Funds were first received in this option during September 1999)							
Value at beginning of period	$7.68	$7.31	$5.89	$8.50	$9.79	$11.55	$9.661
Value at end of period	$8.06	$7.68	$7.31	$5.89	$8.50	$9.79	$11.55
Number of accumulation units outstanding at end of period	69,389	106,770	122,354	108,609	111,847	90,764	80
CALVERT SOCIAL BALANCED PORTFOLIO							
(Funds were first received in this option during May 1999)							
Value at beginning of period	$11.78	$10.95	$9.25	$10.598	$11.468	$11.922	$11.025
Value at end of period	$12.36	$11.78	$10.95	$9.25	$10.598	$11.468	$11.922
Number of accumulation units outstanding at end of period	145,181	171,058	58,483	32,527	31,092	21,801	3,736
EUROPACIFIC GROWTH FUND®							
(Funds were first received in this option during May 2004)							
Value at beginning of period	$11.49	$9.34					
Value at end of period	$13.82	$11.49					
Number of accumulation units outstanding at end of period	173,737	14,217					
EVERGREEN SPECIAL VALUES FUND							
(Funds were first received in this option during May 2004)							
Value at beginning of period	$18.64	$15.80					
Value at end of period	$20.44	$18.64					
Number of accumulation units outstanding at end of period	39,317	16,063					
FIDELITY® VIP CONTRAFUND® PORTFOLIO							
(Funds were first received in this option during May 1999)							
Value at beginning of period	$15.04	$13.12	$10.28	$11.423	$13.109	$14.137	$12.471
Value at end of period	$17.47	$15.04	$13.12	$10.28	$11.423	$13.109	$14.137
Number of accumulation units outstanding at end of period	923,799	855,661	297,548	199,144	168,313	89,345	19,120

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999
FIDELITY® VIP EQUITY-INCOME PORTFOLIO							
(Funds were first received in this option during May 1999)							
Value at beginning of period	$12.62	$11.40	$8.81	$10.679	$11.315	$10.509	$11.23
Value at end of period	$13.27	$12.62	$11.40	$8.81	$10.679	$11.315	$10.509
Number of accumulation units outstanding at end of period	472,995	493,970	276,485	208,439	170,131	51,473	8,104
FIDELITY® VIP GROWTH PORTFOLIO							
(Funds were first received in this option during May 1999)							
Value at beginning of period	$11.27	$10.98	$8.32	$11.991	$14.664	$16.588	$13.474
Value at end of period	$11.84	$11.27	$10.98	$8.32	$11.991	$14.664	$16.588
Number of accumulation units outstanding at end of period	620,174	813,947	418,415	290,780	230,639	117,753	37,940
FIDELITY® VIP OVERSEAS PORTFOLIO							
(Funds were first received in this option during May 1999)							
Value at beginning of period	$10.68	$9.47	$6.65	$8.399	$10.729	$13.356	$10.077
Value at end of period	$12.63	$10.68	$9.47	$6.65	$8.399	$10.729	$13.356
Number of accumulation units outstanding at end of period	58,637	70,858	46,371	30,199	19,219	12,204	396
FRANKLIN SMALL CAP VALUE SECURITIES FUND							
(Funds were first received in this option during May 2002)							
Value at beginning of period	$14.99	$12.20	$9.30	$11.60			
Value at end of period	$16.19	$14.99	$12.20	$9.30			
Number of accumulation units outstanding at end of period	90,577	95,936	21,929	5,041			
ING ALLIANCEBERNSTEIN MID CAP GROWTH PORTFOLIO							
(Funds were first received in this option during December 2005)							
Value at beginning of period	$13.10						
Value at end of period	$12.52						
Number of accumulation units outstanding at end of period	239						
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO							
(Funds were first received in this option during November 2002)							
Value at beginning of period	$14.07	$12.88	$9.87	$10.11			
Value at end of period	$14.15	$14.07	$12.88	$9.87			
Number of accumulation units outstanding at end of period	1,522	1,362	6,871	4,632			
ING AMERICAN CENTURY SELECT PORTFOLIO (INITIAL CLASS)							
(Funds were first received in this option during April 2005)							
Value at beginning of period	$9.71						
Value at end of period	$10.21						
Number of accumulation units outstanding at end of period	272,584						
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO							
(Funds were first received in this option during June 2002)							
Value at beginning of period	$13.15	$10.92	$8.11	$9.51			
Value at end of period	$14.09	$13.15	$10.92	$8.11			
Number of accumulation units outstanding at end of period	34,192	25,835	9,750	43			

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999
ING BARON SMALL CAP GROWTH PORTFOLIO							
(Funds were first received in this option during October 2002)							
Value at beginning of period	$14.68	$11.55	$8.72	$8.76			
Value at end of period	$15.65	$14.68	$11.55	$8.72			
Number of accumulation units outstanding at end of period	42,156	20,156	9,295	1,512			
ING DAVIS VENTURE VALUE PORTFOLIO							
(Funds were first received in this option during January 2003)							
Value at beginning of period	$18.01	$16.73	$12.38				
Value at end of period	$18.58	$18.01	$16.73				
Number of accumulation units outstanding at end of period	7,510	7,819	3,048				
ING EVERGREEN HEALTH SCIENCES PORTFOLIO							
(Funds were first received in this option during May 2005)							
Value at beginning of period	$10.23						
Value at end of period	$11.25						
Number of accumulation units outstanding at end of period	3,414						
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$10.89						
Value at end of period	$11.87						
Number of accumulation units outstanding at end of period	1,199						
ING FUNDAMENTAL RESEARCH PORTFOLIO							
(Funds were first received in this option during July 2003)							
Value at beginning of period	$8.62	$7.89	$7.04				
Value at end of period	$9.05	$8.62	$7.89				
Number of accumulation units outstanding at end of period	441	198	38				
ING GOLDMAN SACHS® STRUCTURED EQUITY PORTFOLIO							
(Funds were first received in this option during September 2002)							
Value at beginning of period	$11.02	$10.21	$8.31	$8.30			
Value at end of period	$11.15	$11.02	$10.21	$8.31			
Number of accumulation units outstanding at end of period	17,659	10,312	5,701	5,414			
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO							
(Funds were first received in this option during July 2005)							
Value at beginning of period	$10.69						
Value at end of period	$13.45						
Number of accumulation units outstanding at end of period	5,768						
ING JPMORGAN INTERNATIONAL PORTFOLIO							
(Funds were first received in this option during May 1999)							
Value at beginning of period	$11.01	$9.32	$7.25	$8.916	$12.289	$15.39	$10.603
Value at end of period	$12.03	$11.01	$9.32	$7.25	$8.916	$12.289	$15.39
Number of accumulation units outstanding at end of period	272,995	307,016	122,127	81,814	77,879	51,249	12,199

	2005	2004	2003	2002	2001	2000	1999
ING JPMORGAN MID CAP VALUE PORTFOLIO							
(Funds were first received in this option during September 2002)							
Value at beginning of period	$14.23	$11.88	$9.20	$8.87			
Value at end of period	$15.33	$14.23	$11.88	$9.20			
Number of accumulation units outstanding at end of period	51,464	38,819	14,670	1,321			
ING JPMORGAN SMALL CAP EQUITY PORTFOLIO							
(Funds were first received in this option during June 2005)							
Value at beginning of period	$10.58						
Value at end of period	$11.34						
Number of accumulation units outstanding at end of period	42						
ING JULIUS BAER FOREIGN PORTFOLIO							
(Funds were first received in this option during July 2004)							
Value at beginning of period	$11.73	$9.94					
Value at end of period	$13.43	$11.73					
Number of accumulation units outstanding at end of period	13,308	1,273					
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO							
(Funds were first received in this option during May 1999)							
Value at beginning of period	$8.30	$7.62	$5.55	$8.645	$11.64	$16.459	$11.165
Value at end of period	$9.19	$8.30	$7.62	$5.55	$8.645	$11.64	$16.459
Number of accumulation units outstanding at end of period	572,510	704,953	341,696	210,946	189,892	125,768	32,821
ING LEGG MASON VALUE PORTFOLIO							
(Funds were first received in this option during May 2005)							
Value at beginning of period	$10.21						
Value at end of period	$11.53						
Number of accumulation units outstanding at end of period	1,024						
ING MARSICO GROWTH PORTFOLIO							
(Funds were first received in this option during July 2005)							
Value at beginning of period	$10.86						
Value at end of period	$11.43						
Number of accumulation units outstanding at end of period	678						
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$11.18						
Value at end of period	$12.48						
Number of accumulation units outstanding at end of period	1,837						
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during May 1999)							
Value at beginning of period	$10.89	$9.71	$7.64	$11.014	$14.741	$15.745	$11.997
Value at end of period	$10.98	$10.89	$9.71	$7.64	$11.014	$14.741	$15.745
Number of accumulation units outstanding at end of period	202,063	271,878	192,733	159,492	149,887	88,158	4,667

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999
ING MFS TOTAL RETURN PORTFOLIO							
(Funds were first received in this option during July 2003)							
Value at beginning of period	$13.27	$12.02	$11.03				
Value at end of period	$13.56	$13.27	$12.02				
Number of accumulation units outstanding at end of period	48,228	30,504	6,111				
ING MFS UTILITIES PORTFOLIO							
(Funds were first received in this option during May 2005)							
Value at beginning of period	$10.14						
Value at end of period	$11.45						
Number of accumulation units outstanding at end of period	10,300						
ING OPCAP BALANCED VALUE PORTFOLIO							
(Funds were first received in this option during December 2002)							
Value at beginning of period	$13.74	$12.54	$9.69	$9.73			
Value at end of period	$14.01	$13.74	$12.54	$9.69			
Number of accumulation units outstanding at end of period	17,763	24,631	4,388	12			
ING OPPENHEIMER GLOBAL PORTFOLIO (INITIAL CLASS)							
(Funds were first received in this option during April 2005)							
Value at beginning of period	$10.12						
Value at end of period	$12.14						
Number of accumulation units outstanding at end of period	1,034,639						
ING OPPENHEIMER MAIN STREET PORTFOLIO®							
(Funds were first received in this option during July 2005)							
Value at beginning of period	$10.47						
Value at end of period	$11.02						
Number of accumulation units outstanding at end of period	26						
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO							
(Funds were first received in this option during April 2005)							
Value at beginning of period	$9.99						
Value at end of period	$10.15						
Number of accumulation units outstanding at end of period	358,804						
ING PIMCO HIGH YIELD PORTFOLIO							
(Funds were first received in this option during June 2005)							
Value at beginning of period	$10.27						
Value at end of period	$10.52						
Number of accumulation units outstanding at end of period	5,419						
ING PIMCO TOTAL RETURN PORTFOLIO							
(Funds were first received in this option during June 2002)							
Value at beginning of period	$11.51	$11.11	$10.76	$10.20			
Value at end of period	$11.67	$11.51	$11.11	$10.76			
Number of accumulation units outstanding at end of period	124,219	82,791	24,375	3,622			

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999
ING SOLUTION 2015 PORTFOLIO							
(Funds were first received in this option during August 2005)							
Value at beginning of period	$10.46						
Value at end of period	$10.72						
Number of accumulation units outstanding at end of period	326						
ING SOLUTION 2025 PORTFOLIO							
(Funds were first received in this option during November 2005)							
Value at beginning of period	$10.72						
Value at end of period	$10.95						
Number of accumulation units outstanding at end of period	200						
ING SOLUTION 2035 PORTFOLIO							
(Funds were first received in this option during July 2005)							
Value at beginning of period	$10.51						
Value at end of period	$11.11						
Number of accumulation units outstanding at end of period	360						
ING SOLUTION 2045 PORTFOLIO							
(Funds were first received in this option during July 2005)							
Value at beginning of period	$10.88						
Value at end of period	$11.32						
Number of accumulation units outstanding at end of period	3,878						
ING SOLUTION INCOME PORTFOLIO							
(Funds were first received in this option during July 2005)							
Value at beginning of period	$10.19						
Value at end of period	$10.34						
Number of accumulation units outstanding at end of period	14						
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO							
(Funds were first received in this option during July 2005)							
Value at beginning of period	$10.45						
Value at end of period	$10.97						
Number of accumulation units outstanding at end of period	10,860						
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO							
(Funds were first received in this option during June 2003)							
Value at beginning of period	$9.94						
Value at end of period	$11.46						
Number of accumulation units outstanding at end of period	607,348						
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO							
(Funds were first received in this option during November 2003)							
Value at beginning of period	$14.84	$13.00	$12.20				
Value at end of period	$15.31	$14.84	$13.00				
Number of accumulation units outstanding at end of period	48,013	28,422	4				

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO							
(Funds were first received in this option during May 1999)							
Value at beginning of period	$12.84	$11.75	$9.04	$11.868	$13.312	$13.41	$11.79
Value at end of period	$13.54	$12.84	$11.75	$9.04	$11.868	$13.312	$13.41
Number of accumulation units outstanding at end of period	341,897	432,105	215,591	151,073	130,866	74,711	17,647
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO							
(Funds were first received in this option during May 1999)							
Value at beginning of period	$10.22	$8.97	$7.23	$9.694	$12.339	$13.008	$11.02
Value at end of period	$11.10	$10.22	$8.97	$7.23	$9.694	$12.339	$13.008
Number of accumulation units outstanding at end of period	180,298	207,964	135,423	111,297	89,232	60,144	22,796
ING VAN KAMPEN COMSTOCK PORTFOLIO							
(Funds were first received in this option during June 2002)							
Value at beginning of period	$12.45	$10.74	$8.34	$9.34			
Value at end of period	$12.79	$12.45	$10.74	$8.34			
Number of accumulation units outstanding at end of period	75,990	55,049	15,519	715			
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (INITIAL CLASS)							
(Funds were first received in this option during April 2005)							
Value at beginning of period	$10.15						
Value at end of period	$11.08						
Number of accumulation units outstanding at end of period	464,730						
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO							
(Funds were first received in this option during September 2005)							
Value at beginning of period	$10.81						
Value at end of period	$11.08						
Number of accumulation units outstanding at end of period	6,844						
ING VP BALANCED PORTFOLIO, INC.							
(Funds were first received in this option during May 1999)							
Value at beginning of period	$12.89	$11.87	$10.05	$11.286	$11.865	$12.016	$11.192
Value at end of period	$13.35	$12.89	$11.87	$10.05	$11.286	$11.856	$12.016
Number of accumulation units outstanding at end of period	396,263	958,541	732,352	435,256	224,542	141,384	96,082
ING VP FINANCIAL SERVICES PORTFOLIO							
(Funds were first received in this option during February 2005)							
Value at beginning of period	$10.88						
Value at end of period	$11.94						
Number of accumulation units outstanding at end of period	668						
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO							
(Funds were first received in this option during May 2000)							
Value at beginning of period	$3.70	$3.77	$2.61	$4.476	$5.851	$8.273	
Value at end of period	$4.10	$3.70	$3.77	$2.61	$4.476	$5.851	
Number of accumulation units outstanding at end of period	253,811	268,681	97,529	45,733	33,874	15,827	

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999
ING VP GROWTH AND INCOME PORTFOLIO							
(Funds were first received in this option during May 1999)							
Value at beginning of period	$8.50	$7.89	$6.31	$8.467	$10.45	$11.819	$10.936
Value at end of period	$9.13	$8.50	$7.89	$6.31	$8.467	$10.45	$11.819
Number of accumulation units outstanding at end of period	1,507,404	1,973,731	1,655,663	1,243,825	962,324	525,995	296,167
ING VP GROWTH PORTFOLIO							
(Funds were first received in this option during May 1999)							
Value at beginning of period	$9.45	$8.88	$6.86	$9.72	$13.421	$15.35	$12.378
Value at end of period	$10.27	$9.45	$8.88	$6.86	$9.72	$13.421	$15.35
Number of accumulation units outstanding at end of period	181,275	256,409	226,516	179,272	164,211	160,372	9,291
ING VP INDEX PLUS LARGECAP PORTFOLIO							
(Funds were first received in this option during May 1999)							
Value at beginning of period	$11.52	$10.50	$8.38	$10.753	$12.536	$13.935	$12.362
Value at end of period	$12.06	$11.52	$10.50	$8.38	$10.753	$12.536	$13.935
Number of accumulation units outstanding at end of period	665,283	765,777	261,291	216,543	199,252	94,620	34,700
ING VP INDEX PLUS MIDCAP PORTFOLIO							
(Funds were first received in this option during May 1999)							
Value at beginning of period	$19.95	$17.23	$13.10	$15.011	$15.319	$12.864	$11.323
Value at end of period	$22.02	$19.95	$17.23	$13.10	$15.011	$15.319	$12.864
Number of accumulation units outstanding at end of period	303,738	315,250	139,628	93,138	46,085	15,601	285
ING VP INDEX PLUS SMALLCAP PORTFOLIO							
(Funds were first received in this option during September 1999)							
Value at beginning of period	$15.86	$13.08	$9.68	$11.229	$11.042	$10.126	$8.998
Value at end of period	$16.95	$15.86	$13.08	$9.68	$11.229	$11.042	$10.126
Number of accumulation units outstanding at end of period	183,735	172,604	61,911	39,601	20,121	2,159	42
ING VP INTERMEDIATE BOND PORTFOLIO							
(Funds were first received in this option during May 1999)							
Value at beginning of period	$14.40	$13.82	$13.10	$12.174	$11.274	$10.355	$10.447
Value at end of period	$14.75	$14.40	$13.82	$13.10	$12.174	$11.274	$10.355
Number of accumulation units outstanding at end of period	423,773	536,525	295,020	184,031	140,186	107,055	36,755
ING VP INTERNATIONAL EQUITY PORTFOLIO							
(Funds were first received in this option during October 1999)							
Value at beginning of period	$9.54	$8.20	$6.25	$8.585	$11.358	$14.356	$10.927
Value at end of period	$11.07	$9.54	$8.20	$6.25	$8.585	$11.358	$14.356
Number of accumulation units outstanding at end of period	42,946	52,189	50,983	43,619	40,837	36,880	14
ING VP INTERNATIONAL VALUE PORTFOLIO							
(Funds were first received in this option during June 2002)							
Value at beginning of period	$12.09	$10.37	$8.04	$10.17			
Value at end of period	$13.14	$12.09	$10.37	$8.04			
Number of accumulation units outstanding at end of period	81,125	61,311	7,980	4,828			

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999
ING VP MIDCAP OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during August 2002)							
Value at beginning of period	$10.48	$9.46	$6.97	$7.19			
Value at end of period	$11.48	$10.48	$9.46	$6.97			
Number of accumulation units outstanding at end of period	6,144	7,440	2,202	16			
ING VP MONEY MARKET PORTFOLIO							
(Funds were first received in this option during May 1999)							
Value at beginning of period	$11.88	$11.83	$11.81	$11.703	$11.339	$10.734	$10.434
Value at end of period	$12.15	$11.88	$11.83	$11.81	$11.703	$11.339	$10.734
Number of accumulation units outstanding at end of period	791,902	729,218	568,367	436,910	291,538	135,517	38,319
ING VP NATURAL RESOURCES TRUST							
(Funds were first received in this option during May 1999)							
Value at beginning of period	$12.07	$10.79	$8.32	$8.559	$10.253	$8.722	$9.037
Value at end of period	$17.12	$12.07	$10.79	$8.32	$8.559	$10.253	$8.722
Number of accumulation units outstanding at end of period	77,476	57,544	12,146	6,684	10,939	6,480	2,018
ING VP REAL ESTATE PORTFOLIO							
(Funds were first received in this option during July 2004)							
Value at beginning of period	$13.94	$11.31					
Value at end of period	$15.57	$13.94					
Number of accumulation units outstanding at end of period	29,559	2,924					
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during June 2002)							
Value at beginning of period	$7.56	$6.91	$5.02	$6.79			
Value at end of period	$8.19	$7.56	$6.91	$5.02			
Number of accumulation units outstanding at end of period	4,285	14,064	6,540	97			
ING VP SMALL COMPANY PORTFOLIO							
(Funds were first received in this option during May 1999)							
Value at beginning of period	$15.40	$13.56	$9.93	$13.029	$12.616	$11.904	$9.503
Value at end of period	$16.87	$15.40	$13.56	$9.93	$13.029	$12.616	$11.904
Number of accumulation units outstanding at end of period	204,020	279,249	124,415	68,464	40,459	24,606	3,486
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO							
(Funds were first received in this option during May 1999)							
Value at beginning of period	$12.40	$11.57	$10.25	$10.791	$11.132	$10.695	$10.364
Value at end of period	$12.79	$12.40	$11.57	$10.25	$10.791	$11.132	$10.695
Number of accumulation units outstanding at end of period	72,425	78,485	54,391	39,383	35,172	6,672	834
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO							
(Funds were first received in this option during May 1999)							
Value at beginning of period	$11.00	$9.89	$8.01	$9.352	$10.646	$10.793	$10.056
Value at end of period	$11.60	$11.00	$9.89	$8.01	$9.352	$10.646	$10.793
Number of accumulation units outstanding at end of period	187,474	176,297	115,951	44,530	28,974	25,012	7,803

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO							
(Funds were first received in this option during May 1999)							
Value at beginning of period	$11.51	$10.51	$8.86	$9.862	$10.679	$10.709	$10.178
Value at end of period	$11.96	$11.51	$10.51	$8.86	$9.862	$10.679	$10.709
Number of accumulation units outstanding at end of period	155,405	123,947	81,971	56,940	56,179	13,626	2,882
ING VP VALUE OPPORTUNITY PORTFOLIO							
(Funds were first received in this option during May 1999)							
Value at beginning of period	$12.33	$11.27	$9.11	$12.389	$13.804	$12.615	$11.759
Value at end of period	$13.10	$12.33	$11.27	$9.11	$12.389	$13.804	$12.615
Number of accumulation units outstanding at end of period	181,290	248,943	208,237	191,837	182,614	163,513	2,839
JANUS ASPEN BALANCED PORTFOLIO							
(Funds were first received in this option during May 1999)							
Value at beginning of period	$15.47	$14.35	$12.67	$13.643	$14.418	$14.85	$13.144
Value at end of period	$16.58	$15.47	$14.35	$12.67	$13.643	$14.418	$14.85
Number of accumulation units outstanding at end of period	426	483,684	201,194	160,711	160,844	66,358	7,041
JANUS ASPEN FLEXIBLE BOND PORTFOLIO							
(Funds were first received in this option during May 1999)							
Value at beginning of period	$14.22	$13.77	$13.03	$11.879	$11.104	$10.523	$10.473
Value at end of period	$14.40	$14.22	$13.77	$13.03	$11.879	$11.104	$10.523
Number of accumulation units outstanding at end of period	376	239,642	177,586	149,896	125,912	99,635	2,088
JANUS ASPEN LARGE CAP GROWTH PORTFOLIO							
(Funds were first received in this option during May 1999)							
Value at beginning of period	$10.48	$10.10	$7.72	$10.582	$14.159	$16.686	$13.194
Value at end of period	$10.86	$10.48	$10.10	$7.72	$10.582	$14.159	$16.686
Number of accumulation units outstanding at end of period	1,003	605,402	404,628	351,428	327,186	276,665	26,860
JANUS ASPEN MID CAP GROWTH PORTFOLIO							
(Funds were first received in this option during May 1999)							
Value at beginning of period	$12.71	$10.60	$7.90	$11.037	$18.357	$27.113	$15.319
Value at end of period	$14.17	$12.71	$10.60	$7.90	$11.037	$18.357	$27.113
Number of accumulation units outstanding at end of period	1,635	799,977	506,569	389,399	329,052	212,480	49,337
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO							
(Funds were first received in this option during May 1999)							
Value at beginning of period	$10.20	$9.80	$7.96	$10.764	$13.976	$16.689	$11.151
Value at end of period	$10.73	$10.20	$9.80	$7.96	$10.764	$13.976	$16.689
Number of accumulation units outstanding at end of period	1,889	1,004,141	599,951	525,469	454,510	281,892	31,925
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO							
(Funds were first received in this option during July 2002)							
Value at beginning of period	$11.52	$10.30	$7.92	$8.63			
Value at end of period	$11.81	$11.52	$10.30	$7.92			
Number of accumulation units outstanding at end of period	283,228	191,701	50,119	15,347			

	2005	2004	2003	2002	2001	2000	1999
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO							
(Funds were first received in this option during June 2002)							
Value at beginning of period	$12.80	$10.39	$8.39	$9.55			
Value at end of period	$13.76	$12.80	$10.39	$8.39			
Number of accumulation units outstanding at end of period	114,100	69,460	18,241	3,206			
NEW PERSPECTIVE FUND®							
(Funds were first received in this option during June 2004)							
Value at beginning of period	$11.36	$9.96					
Value at end of period	$12.55	$11.36					
Number of accumulation units outstanding at end of period	18,482	14,558					
OPPENHEIMER DEVELOPING MARKETS FUND							
(Funds were first received in this option during May 2004)							
Value at beginning of period	$29.50	$20.45					
Value at end of period	$41.37	$29.50					
Number of accumulation units outstanding at end of period	99,399	14,676					
OPPENHEIMER GLOBAL SECURITIES FUND/VA							
(Funds were first received in this option during December 1999)							
Value at beginning of period	$18.70	$15.80	$11.13	$14.388	$16.473	$15.785	$14.516
Value at end of period	$21.22	$18.70	$15.80	$11.13	$14.388	$16.473	$15.785
Number of accumulation units outstanding at end of period	3,397	340,029	157,387	60,038	41,410	13,835	58
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA							
(Funds were first received in this option during July 2005)							
Value at beginning of period	$10.98						
Value at end of period	$11.77						
Number of accumulation units outstanding at end of period	1,039						
OPPENHEIMER STRATEGIC BOND FUND/VA							
(Funds were first received in this option during May 2000)							
Value at beginning of period	$14.54	$13.47	$11.49	$10.767	$10.342	$9.988	
Value at end of period	$14.82	$14.54	$13.47	$11.49	$10.767	$10.342	
Number of accumulation units outstanding at end of period	3,714	81,307	28,496	9,372	4,338	331	
PAX WORLD BALANCED FUND, INC.							
(Funds were first received in this option during June 2004)							
Value at beginning of period	$10.82	$9.82					
Value at end of period	$11.32	$10.82					
Number of accumulation units outstanding at end of period	192,281	21,085					
PIMCO VIT REAL RETURN PORTFOLIO							
(Funds were first received in this option during June 2004)							
Value at beginning of period	$10.82	$10.15					
Value at end of period	$10.97	$10.82					
Number of accumulation units outstanding at end of period	76,173	32,096					

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999
PIONEER EQUITY INCOME VCT PORTFOLIO							
(Funds were first received in this option during September 2002)							
Value at beginning of period	$11.33	$9.81	$8.05	$8.05			
Value at end of period	$11.90	$11.33	$9.81	$8.05			
Number of accumulation units outstanding at end of period	133,782	25,156	3,840	570			
PIONEER FUND VCT PORTFOLIO							
(Funds were first received in this option during February 2003)							
Value at beginning of period	$10.31	$9.33	$7.27				
Value at end of period	$10.87	$10.31	$9.33				
Number of accumulation units outstanding at end of period	21,794	6,418	46				
PIONEER HIGH YIELD VCT PORTFOLIO							
(Funds were first received in this option during July 2004)							
Value at beginning of period	$10.69	$9.97					
Value at end of period	$10.82	$10.69					
Number of accumulation units outstanding at end of period	17,785	11,737					
PIONEER MID CAP VALUE VCT PORTFOLIO							
(Funds were first received in this option during June 2002)							
Value at beginning of period	$14.58	$12.02	$8.80	$10.28			
Value at end of period	$15.62	$14.58	$12.02	$8.80			
Number of accumulation units outstanding at end of period	57,320	63,351	18,818	1,894			
TEMPLETON GLOBAL BOND FUND							
(Funds were first received in this option during July 2004)							
Value at beginning of period	$17.46	$15.10					
Value at end of period	$16.81	$17.46					
Number of accumulation units outstanding at end of period	38,203	7,507					
THE GROWTH FUND OF AMERICA®							
(Funds were first received in this option during May 2004)							
Value at beginning of period	$10.86	$9.65					
Value at end of period	$12.31	$10.86					
Number of accumulation units outstanding at end of period	262,097	66,111					
WANGER SELECT							
(Funds were first received in this option during June 2004)							
Value at beginning of period	$11.45	$10.21					
Value at end of period	$12.56	$11.45					
Number of accumulation units outstanding at end of period	14,624	5,665					
WANGER U.S. SMALLER COMPANIES							
(Funds were first received in this option during June 2004)							
Value at beginning of period	$11.62	$10.13					
Value at end of period	$12.83	$11.62					
Number of accumulation units outstanding at end of period	20,205	8,866					

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999
WASHINGTON MUTUAL INVESTORS FUND[SM]							
(Funds were first received in this option during May 2004)							
Value at beginning of period	$10.86	$9.76					
Value at end of period	$11.16	$10.86					
Number of accumulation units outstanding at end of period	84,393	23,930					

TABLE XIV

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.75%
(Selected data for accumulation units outstanding throughout each period)

	2005	2004	2003	2002	2001	2000	1999	1998
AIM V.I. CAPITAL APPRECIATION FUND								
(Funds were first received in this option during May 1999)								
Value at beginning of period	$9.49	$8.97	$6.98	$9.292	$12.204	$13.801	$9.957	
Value at end of period	$10.25	$9.49	$8.97	$6.98	$9.292	$12.204	$13.801	
Number of accumulation units outstanding at end of period	51,713	42,250	20,975	20,470	23,785	27,143	49	
AIM V.I. CORE EQUITY FUND								
(Funds were first received in this option during June 1999)								
Value at beginning of period	$8.55	$7.90	$6.40	$7.636	$9.97	$11.756	$9.275	
Value at end of period	$8.93	$8.55	$7.90	$6.40	$7.636	$9.97	$11.756	
Number of accumulation units outstanding at end of period	37,373	50,383	54,338	52,557	106,589	119,758	2,338	
AIM V.I. GROWTH FUND								
(Funds were first received in this option during August 1999)								
Value at beginning of period	$6.01	$5.60	$4.30	$6.272	$9.558	$12.111	$9.867	
Value at end of period	$6.41	$6.01	$5.60	$4.30	$6.272	$9.558	$12.111	
Number of accumulation units outstanding at end of period	27,212	28,168	36,736	28,181	26,166	40,078	98	
AIM V.I. PREMIER EQUITY FUND								
(Funds were first received in this option during August 1999)								
Value at beginning of period	$7.66	$7.29	$5.88	$8.488	$9.781	$11.546	$9.815	
Value at end of period	$8.03	$7.66	$7.29	$5.88	$8.488	$9.781	$11.546	
Number of accumulation units outstanding at end of period	16,877	31,025	35,978	24,187	36,170	44,778	1,011	
CALVERT SOCIAL BALANCED PORTFOLIO								
(Funds were first received in this option during June 1998)								
Value at beginning of period	$11.74	$10.92	$9.22	$10.579	$11.453	$11.912	$10.694	$10.081
Value at end of period	$12.31	$11.74	$10.92	$9.22	$10.579	$11.453	$11.912	$10.694
Number of accumulation units outstanding at end of period	150,106	144,238	93,436	80,766	74,558	64,676	9,602	9,543

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998
EUROPACIFIC GROWTH FUND®								
(Funds were first received in this option during August 2004)								
Value at beginning of period	$11.49	$9.76						
Value at end of period	$13.80	$11.49						
Number of accumulation units outstanding at end of period	63,726	24,396						
EVERGREEN SPECIAL VALUES FUND								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$18.60	$16.34						
Value at end of period	$20.38	$18.60						
Number of accumulation units outstanding at end of period	14,439	3,304						
FIDELITY® VIP CONTRAFUND® PORTFOLIO								
(Funds were first received in this option during June 1998)								
Value at beginning of period	$14.99	$13.08	$10.26	$11.403	$13.092	$14.126	$11.454	$9.912
Value at end of period	$17.40	$14.99	$13.08	$10.26	$11.403	$13.092	$14.126	$11.454
Number of accumulation units outstanding at end of period	875,083	779,690	602,509	483,725	497,660	568,291	96,687	78,075
FIDELITY® VIP EQUITY-INCOME PORTFOLIO								
(Funds were first received in this option during June 1998)								
Value at beginning of period	$12.58	$11.37	$8.79	$10.66	$11.30	$10.501	$9.95	$9.914
Value at end of period	$13.22	$12.58	$11.37	$8.79	$10.66	$11.30	$10.501	$9.95
Number of accumulation units outstanding at end of period	459,602	789,313	454,343	295,154	262,004	227,967	73,216	67,227
FIDELITY® VIP GROWTH PORTFOLIO								
(Funds were first received in this option during June 1998)								
Value at beginning of period	$11.23	$10.95	$8.30	$11.969	$14.645	$16.574	$12.15	$9.956
Value at end of period	$11.80	$11.23	$10.95	$8.30	$11.969	$14.645	$16.574	$12.15
Number of accumulation units outstanding at end of period	961,412	1,072,839	748,473	599,168	581,233	581,764	110,673	63,727
FIDELITY® VIP OVERSEAS PORTFOLIO								
(Funds were first received in this option during June 1998)								
Value at beginning of period	$10.65	$9.44	$6.63	$8.384	$10.715	$13.346	$9.427	$9.912
Value at end of period	$12.58	$10.65	$9.44	$6.63	$8.384	$10.715	$13.346	$9.427
Number of accumulation units outstanding at end of period	40,421	45,057	29,083	9,160	17,807	20,801	6,009	4,502
FRANKLIN SMALL CAP VALUE SECURITIES FUND								
(Funds were first received in this option during February 2002)								
Value at beginning of period	$14.96	$12.18	$9.29	$10.14				
Value at end of period	$16.16	$14.96	$12.18	$9.29				
Number of accumulation units outstanding at end of period	24,593	20,723	15,642	5,223				
ING ALLIANCEBERNSTEIN MID CAP GROWTH PORTFOLIO								
(Funds were first received in this option during October 2005)								
Value at beginning of period	$11.24							
Value at end of period	$12.51							
Number of accumulation units outstanding at end of period	4							

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO								
(Funds were first received in this option during March 2003)								
Value at beginning of period	$14.05	$12.86	$9.67					
Value at end of period	$14.12	$14.05	$12.86					
Number of accumulation units outstanding at end of period	1,654	6,564	1,331					
ING AMERICAN CENTURY SELECT PORTFOLIO (INITIAL CLASS)								
(Funds were first received in this option during April 2005)								
Value at beginning of period	$9.71							
Value at end of period	$10.20							
Number of accumulation units outstanding at end of period	233,586							
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO								
(Funds were first received in this option during March 2003)								
Value at beginning of period	$13.13	$10.91	$7.77					
Value at end of period	$14.06	$13.13	$10.91					
Number of accumulation units outstanding at end of period	4,552	3,893	172					
ING BARON SMALL CAP GROWTH PORTFOLIO								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$14.66	$11.54	$8.72	$10.02				
Value at end of period	$15.62	$14.66	$11.54	$8.72				
Number of accumulation units outstanding at end of period	18,118	11,693	3,532	921				
ING DAVIS VENTURE VALUE PORTFOLIO								
(Funds were first received in this option during December 2002)								
Value at beginning of period	$17.98	$16.71	$11.97	$12.14				
Value at end of period	$18.54	$17.98	$16.71	$11.97				
Number of accumulation units outstanding at end of period	1,352	2,786	2,753	294				
ING EVERGREEN HEALTH SCIENCES PORTFOLIO								
(Funds were first received in this option during October 2005)								
Value at beginning of period	$10.71							
Value at end of period	$11.24							
Number of accumulation units outstanding at end of period	7							
ING FMR[SM] DIVERSIFIED MID CAP PORTFOLIO								
(Funds were first received in this option during September 2005)								
Value at beginning of period	$11.47							
Value at end of period	$11.86							
Number of accumulation units outstanding at end of period	2,711							
ING FUNDAMENTAL RESEARCH PORTFOLIO								
(Funds were first received in this option during October 2002)								
Value at beginning of period	$8.61	$7.89	$6.24	$5.96				
Value at end of period	$9.03	$8.61	$7.89	$6.24				
Number of accumulation units outstanding at end of period	38	19	19	19				

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998
ING GOLDMAN SACHS® STRUCTURED EQUITY PORTFOLIO								
(Funds were first received in this option during November 2003)								
Value at beginning of period	$11.00	$10.20	$9.74					
Value at end of period	$11.13	$11.00	$10.20					
Number of accumulation units outstanding at end of period	1,036	502	19					
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO								
(Funds were first received in this option during July 2005)								
Value at beginning of period	$10.92							
Value at end of period	$13.45							
Number of accumulation units outstanding at end of period	5,360							
ING JPMORGAN INTERNATIONAL PORTFOLIO								
(Funds were first received in this option during June 1998)								
Value at beginning of period	$10.97	$9.30	$7.24	$8.90	$12.273	$15.378	$9.781	$10.009
Value at end of period	$11.98	$10.97	$9.30	$7.24	$8.90	$12.273	$15.378	$9.781
Number of accumulation units outstanding at end of period	168,432	257,686	199,553	191,465	207,065	246,962	37,463	34,688
ING JPMORGAN MID CAP VALUE PORTFOLIO								
(Funds were first received in this option during October 2002)								
Value at beginning of period	$14.21	$11.87	$9.20	$9.09				
Value at end of period	$15.30	$14.21	$11.87	$9.20				
Number of accumulation units outstanding at end of period	19,887	7,011	127	576				
ING JPMORGAN SMALL CAP EQUITY PORTFOLIO								
(Funds were first received in this option during October 2005)								
Value at beginning of period	$10.66							
Value at end of period	$11.33							
Number of accumulation units outstanding at end of period	6							
ING JULIUS BAER FOREIGN PORTFOLIO								
(Funds were first received in this option during February 2005)								
Value at beginning of period	$11.49							
Value at end of period	$13.42							
Number of accumulation units outstanding at end of period	416							
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO								
(Funds were first received in this option during June 1998)								
Value at beginning of period	$8.28	$7.60	$5.54	$8.629	$11.625	$16.446	$10.982	$9.828
Value at end of period	$9.15	$8.28	$7.60	$5.54	$8.629	$11.625	$16.446	$10.982
Number of accumulation units outstanding at end of period	511,677	682,535	538,409	475,522	646,311	709,695	161,338	139,547
ING MARSICO GROWTH PORTFOLIO								
(Funds were first received in this option during August 2005)								
Value at beginning of period	$10.77							
Value at end of period	$11.42							
Number of accumulation units outstanding at end of period	1,102							

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during September 2005)								
Value at beginning of period	$11.20							
Value at end of period	$12.47							
Number of accumulation units outstanding at end of period	16							
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during June 1998)								
Value at beginning of period	$10.85	$9.69	$7.62	$10.995	$14.722	$15.732	$10.653	$9.963
Value at end of period	$10.94	$10.85	$9.69	$7.62	$10.995	$14.722	$15.732	$10.653
Number of accumulation units outstanding at end of period	100,646	218,187	143,878	127,395	183,731	188,558	57,584	49,316
ING MFS TOTAL RETURN PORTFOLIO								
(Funds were first received in this option during December 2003)								
Value at beginning of period	$13.26	$12.02	$11.58					
Value at end of period	$13.54	$13.26	$12.02					
Number of accumulation units outstanding at end of period	9,980	6,296	236					
ING MFS UTILITIES PORTFOLIO								
(Funds were first received in this option during May 2005)								
Value at beginning of period	$10.11							
Value at end of period	$11.45							
Number of accumulation units outstanding at end of period	71							
ING OPCAP BALANCED VALUE PORTFOLIO								
(Funds were first received in this option during March 2003)								
Value at beginning of period	$13.71	$12.53	$9.68					
Value at end of period	$13.98	$13.71	$12.53					
Number of accumulation units outstanding at end of period	8,993	9,328	3,219					
ING OPPENHEIMER GLOBAL PORTFOLIO (INITIAL CLASS)								
(Funds were first received in this option during March 2005)								
Value at beginning of period	$10.35							
Value at end of period	$12.13							
Number of accumulation units outstanding at end of period	1,000,436							
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO								
(Funds were first received in this option during April 2005)								
Value at beginning of period	$9.89							
Value at end of period	$10.14							
Number of accumulation units outstanding at end of period	375,989							
ING PIMCO HIGH YIELD PORTFOLIO								
(Funds were first received in this option during July 2005)								
Value at beginning of period	$10.36							
Value at end of period	$10.52							
Number of accumulation units outstanding at end of period	7							

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998
ING PIMCO TOTAL RETURN PORTFOLIO								
(Funds were first received in this option during June 2002)								
Value at beginning of period	$11.50	$11.10	$10.75	$10.09				
Value at end of period	$11.65	$11.50	$11.10	$10.75				
Number of accumulation units outstanding at end of period	70,060	65,092	55,353	47,380				
ING SOLUTION 2015 PORTFOLIO								
(Funds were first received in this option during October 2005)								
Value at beginning of period	$10.37							
Value at end of period	$10.72							
Number of accumulation units outstanding at end of period	30,296							
ING SOLUTION 2025 PORTFOLIO								
(Funds were first received in this option during October 2005)								
Value at beginning of period	$10.47							
Value at end of period	$10.94							
Number of accumulation units outstanding at end of period	8,933							
ING SOLUTION 2035 PORTFOLIO								
(Funds were first received in this option during July 2005)								
Value at beginning of period	$10.84							
Value at end of period	$11.10							
Number of accumulation units outstanding at end of period	21,510							
ING SOLUTION 2045 PORTFOLIO								
(Funds were first received in this option during October 2005)								
Value at beginning of period	$10.68							
Value at end of period	$11.31							
Number of accumulation units outstanding at end of period	3,675							
ING SOLUTION INCOME PORTFOLIO								
(Funds were first received in this option during October 2005)								
Value at beginning of period	$10.12							
Value at end of period	$10.34							
Number of accumulation units outstanding at end of period	803							
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO								
(Funds were first received in this option during June 2005)								
Value at beginning of period	$10.39							
Value at end of period	$10.97							
Number of accumulation units outstanding at end of period	7,319							
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO								
(Funds were first received in this option during March 2005)								
Value at beginning of period	$10.19							
Value at end of period	$11.44							
Number of accumulation units outstanding at end of period	597,868							

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO								
(Funds were first received in this option during January 2004)								
Value at beginning of period	$14.83	$13.12						
Value at end of period	$15.29	$14.83						
Number of accumulation units outstanding at end of period	9,686	5,926						
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO								
(Funds were first received in this option during June 1998)								
Value at beginning of period	$12.80	$11.72	$9.02	$11.847	$13.295	$13.399	$11.036	$9.961
Value at end of period	$13.49	$12.80	$11.72	$9.02	$11.847	$13.295	$13.399	$11.036
Number of accumulation units outstanding at end of period	536,029	504,970	331,183	289,027	337,910	357,441	52,086	42,865
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO								
(Funds were first received in this option during June 1998)								
Value at beginning of period	$10.19	$8.95	$7.21	$9.676	$12.323	$12.998	$10.558	$9.917
Value at end of period	$11.06	$10.19	$8.95	$7.21	$9.676	$12.323	$12.998	$10.558
Number of accumulation units outstanding at end of period	181,079	230,728	168,816	139,706	179,677	205,082	52,317	46,475
ING VAN KAMPEN COMSTOCK PORTFOLIO								
(Funds were first received in this option during June 2002)								
Value at beginning of period	$12.43	$10.73	$8.34	$9.53				
Value at end of period	$12.77	$12.43	$10.73	$8.34				
Number of accumulation units outstanding at end of period	88,490	74,285	28,893	6,478				
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (INITIAL CLASS)								
(Funds were first received in this option during March 2005)								
Value at beginning of period	$10.24							
Value at end of period	$11.07							
Number of accumulation units outstanding at end of period	718,791							
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO								
(Funds were first received in this option during May 2005)								
Value at beginning of period	$10.16							
Value at end of period	$11.08							
Number of accumulation units outstanding at end of period	4,812							
ING VP BALANCED PORTFOLIO, INC.								
(Funds were first received in this option during June 1998)								
Value at beginning of period	$12.85	$11.83	$10.03	$11.266	$11.85	$12.006	$10.648	$10.002
Value at end of period	$13.30	$12.85	$11.83	$10.03	$11.266	$11.85	$12.006	$10.648
Number of accumulation units outstanding at end of period	755,450	822,427	473,075	402,962	553,197	574,782	194,625	183,347
ING VP FINANCIAL SERVICES PORTFOLIO								
(Funds were first received in this option during December 2004)								
Value at beginning of period	$11.16	$11.16						
Value at end of period	$11.93	$11.16						
Number of accumulation units outstanding at end of period	57	0						

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO								
(Funds were first received in this option during May 2000)								
Value at beginning of period	$3.69	$3.76	$2.61	$4.472	$5.00	$8.851		
Value at end of period	$4.09	$3.69	$3.76	$2.61	$4.472	$5.849		
Number of accumulation units outstanding at end of period	208,991	209,456	150,698	99,345	85,593	89,724		
ING VP GROWTH AND INCOME PORTFOLIO								
(Funds were first received in this option during June 1998)								
Value at beginning of period	$8.47	$7.87	$6.29	$8.451	$10.436	$11.809	$10.133	$9.935
Value at end of period	$9.09	$8.47	$7.87	$6.29	$8.451	$10.436	$11.809	$10.133
Number of accumulation units outstanding at end of period	2,464,740	3,949,110	2,493,572	2,473,992	3,065,150	3,953,354	806,180	773,713
ING VP GROWTH PORTFOLIO								
(Funds were first received in this option during June 1998)								
Value at beginning of period	$9.42	$8.85	$6.84	$9.703	$13.404	$15.338	$11.449	$9.925
Value at end of period	$10.23	$9.42	$8.85	$6.84	$9.703	$13.404	$15.338	$11.449
Number of accumulation units outstanding at end of period	173,435	571,825	383,608	287,116	227,866	278,123	28,754	18,200
ING VP INDEX PLUS LARGECAP PORTFOLIO								
(Funds were first received in this option during June 1998)								
Value at beginning of period	$11.49	$10.47	$8.36	$10.733	$12.52	$13.923	$11.286	$10.015
Value at end of period	$12.01	$11.49	$10.47	$8.36	$10.733	$12.52	$13.923	$11.286
Number of accumulation units outstanding at end of period	1,143,349	1,294,852	868,786	624,067	606,972	555,824	81,578	48,831
ING VP INDEX PLUS MIDCAP PORTFOLIO								
(Funds were first received in this option during June 1998)								
Value at beginning of period	$19.89	$17.19	$13.07	$14.984	$15.299	$12.854	$11.183	$9.822
Value at end of period	$21.94	$19.89	$17.19	$13.07	$14.984	$15.299	$12.854	$11.183
Number of accumulation units outstanding at end of period	295,305	442,115	200,049	128,488	73,913	32,312	3,959	1,623
ING VP INDEX PLUS SMALLCAP PORTFOLIO								
(Funds were first received in this option during June 1998)								
Value at beginning of period	$15.81	$13.05	$9.66	$11.209	$11.028	$10.117	$9.201	$9.642
Value at end of period	$16.89	$15.81	$13.05	$9.66	$11.209	$11.028	$10.117	$9.201
Number of accumulation units outstanding at end of period	233,764	210,974	133,344	75,207	16,255	15,934	2,982	1,481
ING VP INTERMEDIATE BOND PORTFOLIO								
(Funds were first received in this option during June 1998)								
Value at beginning of period	$14.35	$13.79	$13.07	$12.152	$11.259	$10.346	$10.502	$10.058
Value at end of period	$14.69	$14.35	$13.79	$13.07	$12.152	$11.259	$10.346	$10.502
Number of accumulation units outstanding at end of period	520,906	563,725	300,265	306,789	279,302	213,637	51,554	51,916
ING VP INTERNATIONAL EQUITY PORTFOLIO								
(Funds were first received in this option during August 1998)								
Value at beginning of period	$9.51	$8.17	$6.24	$8.57	$11.344	$14.344	$9.55	$9.60
Value at end of period	$11.03	$9.51	$8.17	$6.24	$8.57	$11.344	$14.344	$9.55
Number of accumulation units outstanding at end of period	19,581	12,622	40,124	18,517	7,954	6,183	134	7

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998
ING VP INTERNATIONAL VALUE PORTFOLIO								
(Funds were first received in this option during December 2001)								
Value at beginning of period	$12.07	$10.36	$8.03	$9.564	$9.564			
Value at end of period	$13.11	$12.07	$10.36	$8.03	$9.564			
Number of accumulation units outstanding at end of period	94,299	390,090	94,157	69,184	42			
ING VP MIDCAP OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during July 2002)								
Value at beginning of period	$10.46	$9.45	$6.97	$6.85				
Value at end of period	$11.46	$10.46	$9.45	$6.97				
Number of accumulation units outstanding at end of period	3,989	2,680	2,104	427				
ING VP MONEY MARKET PORTFOLIO								
(Funds were first received in this option during June 1998)								
Value at beginning of period	$11.84	$11.80	$11.78	$11.682	$11.324	$10.725	$10.283	$10.022
Value at end of period	$12.10	$11.84	$11.80	$11.78	$11.682	$11.324	$10.725	$10.283
Number of accumulation units outstanding at end of period	649,862	629,605	317,874	374,628	354,705	300,529	23,586	26,810
ING VP NATURAL RESOURCES TRUST								
(Funds were first received in this option during June 1998)								
Value at beginning of period	$12.03	$10.76	$8.30	$8.544	$10.24	$8.715	$7.696	$9.791
Value at end of period	$17.05	$12.03	$10.76	$8.30	$8.544	$10.24	$8.715	$7.696
Number of accumulation units outstanding at end of period	29,630	28,002	16,962	14,348	17,620	22,901	10,960	13,175
ING VP REAL ESTATE PORTFOLIO								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$13.93	$11.03						
Value at end of period	$15.55	$13.93						
Number of accumulation units outstanding at end of period	5,220	1,342						
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during October 2002)								
Value at beginning of period	$7.55	$6.90	$5.02	$5.02				
Value at end of period	$8.18	$7.55	$6.90	$5.02				
Number of accumulation units outstanding at end of period	65,857	52,533	1,594	62				
ING VP SMALL COMPANY PORTFOLIO								
(Funds were first received in this option during June 1998)								
Value at beginning of period	$15.35	$13.52	$9.91	$13.005	$12.60	$11.895	$9.159	$9.812
Value at end of period	$16.80	$15.35	$13.52	$9.91	$13.005	$12.60	$11.895	$9.159
Number of accumulation units outstanding at end of period	337,873	522,075	389,816	303,005	216,922	144,229	15,498	13,043
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO								
(Funds were first received in this option during June 1998)								
Value at beginning of period	$12.36	$11.54	$10.23	$10.772	$11.117	$10.686	$10.054	$9.977
Value at end of period	$12.74	$12.36	$11.54	$10.23	$10.772	$11.117	$10.686	$10.054
Number of accumulation units outstanding at end of period	87,089	88,761	50,090	41,646	66,844	69,003	19,174	21,150

	2005	2004	2003	2002	2001	2000	1999	1998
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO								
(Funds were first received in this option during June 1998)								
Value at beginning of period	$10.96	$9.86	$7.99	$9.335	$10.633	$10.784	$9.502	$9.913
Value at end of period	$11.56	$10.96	$9.86	$7.99	$9.335	$10.633	$10.784	$9.502
Number of accumulation units outstanding at end of period	196,972	262,632	220,664	196,708	214,583	236,648	52,442	43,142
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO								
(Funds were first received in this option during June 1998)								
Value at beginning of period	$11.47	$10.48	$8.84	$9.845	$10.665	$10.701	$9.782	$9.936
Value at end of period	$11.92	$11.47	$10.48	$8.84	$9.845	$10.665	$10.701	$9.782
Number of accumulation units outstanding at end of period	217,838	291,049	164,824	152,277	220,372	214,545	67,538	62,144
ING VP VALUE OPPORTUNITY PORTFOLIO								
(Funds were first received in this option during June 1998)								
Value at beginning of period	$12.29	$11.24	$9.09	$12.367	$13.786	$12.604	$10.62	$9.921
Value at end of period	$13.05	$12.29	$11.24	$9.09	$12.367	$13.786	$12.604	$10.62
Number of accumulation units outstanding at end of period	338,126	344,181	254,954	251,165	254,223	85,133	16,091	14,488
JANUS ASPEN BALANCED PORTFOLIO								
(Funds were first received in this option during June 1998)								
Value at beginning of period	$15.42	$14.31	$12.65	$13.618	$14.399	$14.838	$11.794	$9.856
Value at end of period	$16.52	$15.42	$14.31	$12.65	$13.618	$14.399	$14.838	$11.794
Number of accumulation units outstanding at end of period	16	807,821	557,555	467,095	498,520	414,075	69,363	26,592
JANUS ASPEN FLEXIBLE BOND PORTFOLIO								
(Funds were first received in this option during June 1998)								
Value at beginning of period	$14.17	$13.73	$13.00	$11.858	$11.09	$10.515	$10.427	$10.062
Value at end of period	$14.34	$14.17	$13.73	$13.00	$11.858	$11.09	$10.515	$10.427
Number of accumulation units outstanding at end of period	32	263,604	141,684	103,870	47,112	21,442	6,855	6,947
JANUS ASPEN LARGE CAP GROWTH PORTFOLIO								
(Funds were first received in this option during June 1998)								
Value at beginning of period	$10.45	$10.07	$7.70	$10.563	$14.14	$16.673	$11.666	$9.81
Value at end of period	$10.82	$10.45	$10.07	$7.70	$10.563	$14.14	$16.673	$11.666
Number of accumulation units outstanding at end of period	23	295,206	309,976	292,868	382,926	466,386	73,998	41,104
JANUS ASPEN MID CAP GROWTH PORTFOLIO								
(Funds were first received in this option during June 1998)								
Value at beginning of period	$12.66	$10.57	$7.88	$11.017	$18.333	$27.091	$12.109	$9.887
Value at end of period	$14.12	$12.66	$10.57	$7.88	$11.017	$18.333	$27.091	$12.109
Number of accumulation units outstanding at end of period	237	844,106	738,029	614,925	710,208	769,625	181,271	117,103
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO								
(Funds were first received in this option during June 1998)								
Value at beginning of period	$10.17	$9.78	$7.94	$10.745	$13.958	$16.676	$10.217	$9.953
Value at end of period	$10.68	$10.17	$9.78	$7.94	$10.745	$13.958	$16.676	$10.217
Number of accumulation units outstanding at end of period	186	995,707	867,438	867,214	1,176,543	1,451,474	211,807	167,606

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$11.50	$10.29	$7.91	$9.51				
Value at end of period	$11.79	$11.50	$10.29	$7.91				
Number of accumulation units outstanding at end of period	206,984	236,532	178,006	151,026				
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO								
(Funds were first received in this option during February 2002)								
Value at beginning of period	$12.78	$10.38	$8.38	$9.15				
Value at end of period	$13.73	$12.78	$10.38	$8.38				
Number of accumulation units outstanding at end of period	70,787	48,903	34,280	33,156				
NEW PERSPECTIVE FUND®								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$11.36	$10.00						
Value at end of period	$12.54	$11.36						
Number of accumulation units outstanding at end of period	25,983	8,872						
OPPENHEIMER DEVELOPING MARKETS FUND								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$29.43	$21.77						
Value at end of period	$41.26	$29.43						
Number of accumulation units outstanding at end of period	17,101	5,798						
OPPENHEIMER GLOBAL SECURITIES FUND/VA								
(Funds were first received in this option during June 1998)								
Value at beginning of period	$18.64	$15.76	$11.10	$14.362	$16.452	$15.772	$10.027	$9.713
Value at end of period	$21.14	$18.64	$15.76	$11.10	$14.362	$16.452	$15.772	$10.027
Number of accumulation units outstanding at end of period	257	665,172	488,096	337,114	0	46,116	2,178	535
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA								
(Funds were first received in this option during November 2005)								
Value at beginning of period	$11.70							
Value at end of period	$11.76							
Number of accumulation units outstanding at end of period	1							
OPPENHEIMER STRATEGIC BOND FUND/VA								
(Funds were first received in this option during July 1998)								
Value at beginning of period	$14.49	$13.43	$11.46	$10.748	$10.329	$10.139	$9.935	$10.029
Value at end of period	$14.76	$14.49	$13.43	$11.46	$10.748	$10.329	$10.139	$9.935
Number of accumulation units outstanding at end of period	21	73,507	58,221	27,831	15,583	6,680	1,052	925
PAX WORLD BALANCED FUND, INC.								
(Funds were first received in this option during March 2004)								
Value at beginning of period	$10.80	$9.70						
Value at end of period	$11.29	$10.80						
Number of accumulation units outstanding at end of period	112,406	45,236						

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998
PIMCO VIT REAL RETURN PORTFOLIO								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$10.82	$10.32						
Value at end of period	$10.96	$10.82						
Number of accumulation units outstanding at end of period	8,155	3,233						
PIONEER EQUITY INCOME VCT PORTFOLIO								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$11.31	$9.79	$8.05	$9.56				
Value at end of period	$11.87	$11.31	$9.79	$8.05				
Number of accumulation units outstanding at end of period	185,544	100,429	1,156	240				
PIONEER FUND VCT PORTFOLIO								
(Funds were first received in this option during March 2003)								
Value at beginning of period	$10.29	$9.32	$7.35					
Value at end of period	$10.85	$10.29	$9.32					
Number of accumulation units outstanding at end of period	2,112	3,398	2,903					
PIONEER HIGH YIELD VCT PORTFOLIO								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$10.68	$9.99						
Value at end of period	$10.81	$10.68						
Number of accumulation units outstanding at end of period	1,654	901						
PIONEER MID CAP VALUE VCT PORTFOLIO								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$14.55	$12.00	$8.80	$10.38				
Value at end of period	$15.58	$14.55	$12.00	$8.80				
Number of accumulation units outstanding at end of period	149,202	99,900	4,288	333				
TEMPLETON GLOBAL BOND FUND								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$17.43	$14.98						
Value at end of period	$16.77	$17.43						
Number of accumulation units outstanding at end of period	3,353	680						
THE GROWTH FUND OF AMERICA®								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$10.85	$9.98						
Value at end of period	$12.30	$10.85						
Number of accumulation units outstanding at end of period	205,278	82,378						
WANGER SELECT								
(Funds were first received in this option during September 2004)								
Value at beginning of period	$11.45	$9.89						
Value at end of period	$12.55	$11.45						
Number of accumulation units outstanding at end of period	2,892	109						

	2005	2004	2003	2002	2001	2000	1999	1998
WANGER U.S. SMALLER COMPANIES								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$11.61	$9.57						
Value at end of period	$12.82	$11.61						
Number of accumulation units outstanding at end of period	21,027	1,281						
WASHINGTON MUTUAL INVESTORS FUND^{SM}								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$10.85	$10.03						
Value at end of period	$11.15	$10.85						
Number of accumulation units outstanding at end of period	103,342	39,974						

TABLE XV

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.80%

(Selected data for accumulation units outstanding throughout each period)

	2005	2004	2003	2002	2001	2000	1999	1998
AIM V.I. CAPITAL APPRECIATION FUND								
(Funds were first received in this option during June 1999)								
Value at beginning of period	$9.46	$8.95	$6.96	$9.28	$12.193	$13.796	$10.166	
Value at end of period	$10.22	$9.46	$8.95	$6.96	$9.28	$12.193	$13.796	
Number of accumulation units outstanding at end of period	81,979	126,642	160,002	147,121	141,985	122,506	21,991	
AIM V.I. CORE EQUITY FUND								
(Funds were first received in this option during June 1999)								
Value at beginning of period	$8.52	$7.88	$6.39	$7.626	$9.962	$11.752	$9.28	
Value at end of period	$8.90	$8.52	$7.88	$6.39	$7.626	$9.962	$11.752	
Number of accumulation units outstanding at end of period	155,032	279,744	421,225	430,053	517,889	436,299	81,160	
AIM V.I. GROWTH FUND								
(Funds were first received in this option during July 1999)								
Value at beginning of period	$5.99	$5.58	$4.29	$6.263	$9.55	$12.106	$10.306	
Value at end of period	$6.39	$5.99	$5.58	$4.29	$6.263	$9.55	$12.106	
Number of accumulation units outstanding at end of period	99,740	183,652	312,003	289,869	289,853	254,282	51,298	
AIM V.I. PREMIER EQUITY FUND								
(Funds were first received in this option during May 1999)								
Value at beginning of period	$7.64	$7.28	$5.86	$8.477	$9.773	$11.542	$9.762	
Value at end of period	$8.00	$7.64	$7.28	$5.86	$8.477	$9.773	$11.542	
Number of accumulation units outstanding at end of period	112,938	200,398	276,003	257,178	367,238	379,305	166,176	
CALVERT SOCIAL BALANCED PORTFOLIO								
(Funds were first received in this option during May 1998)								
Value at beginning of period	$12.31	$11.47	$9.69	$11.116	$12.041	$12.53	$11.254	$10.492
Value at end of period	$12.91	$12.31	$11.47	$9.69	$11.116	$12.041	$12.53	$11.254
Number of accumulation units outstanding at end of period	120,740	136,946	198,552	185,197	193,795	147,701	73,943	91,333

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998
EUROPACIFIC GROWTH FUND®								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$11.48	$9.48						
Value at end of period	$13.79	$11.48						
Number of accumulation units outstanding at end of period	951,422	295,308						
EVERGREEN SPECIAL VALUES FUND								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$18.55	$15.46						
Value at end of period	$20.33	$18.55						
Number of accumulation units outstanding at end of period	45,988	28,778						
FIDELITY® VIP CONTRAFUND® PORTFOLIO								
(Funds were first received in this option during May 1998)								
Value at beginning of period	$16.43	$14.34	$11.25	$12.514	$14.375	$15.518	$12.589	$10.937
Value at end of period	$19.06	$16.43	$14.34	$11.25	$12.514	$14.375	$15.518	$12.589
Number of accumulation units outstanding at end of period	3,216,297	2,927,046	2,600,443	1,986,803	1,442,524	1,662,214	1,895,670	2,102,805
FIDELITY® VIP EQUITY-INCOME PORTFOLIO								
(Funds were first received in this option during May 1998)								
Value at beginning of period	$13.68	$12.36	$9.56	$11.606	$12.31	$11.445	$10.85	$10.837
Value at end of period	$14.37	$13.68	$12.36	$9.56	$11.606	$12.31	$11.445	$10.85
Number of accumulation units outstanding at end of period	1,542,811	1,848,161	1,843,678	1,366,754	875,116	710,549	833,428	846,660
FIDELITY® VIP GROWTH PORTFOLIO								
(Funds were first received in this option during May 1998)								
Value at beginning of period	$12.27	$11.96	$9.08	$13.089	$16.023	$18.143	$13.307	$10.887
Value at end of period	$12.87	$12.27	$11.96	$9.08	$13.089	$16.023	$18.143	$13.307
Number of accumulation units outstanding at end of period	1,159,132	2,136,201	2,701,907	2,481,342	2,269,303	2,257,499	1,602,406	981,477
FIDELITY® VIP OVERSEAS PORTFOLIO								
(Funds were first received in this option during May 1998)								
Value at beginning of period	$11.86	$10.52	$7.39	$9.35	$11.957	$14.90	$10.53	$11.184
Value at end of period	$14.00	$11.86	$10.52	$7.39	$9.35	$11.957	$14.90	$10.53
Number of accumulation units outstanding at end of period	208,993	225,461	139,067	55,109	51,088	42,156	53,817	47,503
FRANKLIN SMALL CAP VALUE SECURITIES FUND								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$14.94	$12.17	$9.28	$11.77				
Value at end of period	$16.12	$14.94	$12.17	$9.28				
Number of accumulation units outstanding at end of period	115,359	124,156	114,048	134,706				
HIBERNIA MID CAP EQUITY FUND								
(Funds were first received in this option during April 2005)								
Value at beginning of period	$10.55							
Value at end of period	$12.30							
Number of accumulation units outstanding at end of period	3,497							

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998
ING ALLIANCEBERNSTEIN MID CAP GROWTH PORTFOLIO								
(Funds were first received in this option during November 2005)								
Value at beginning of period	$12.93							
Value at end of period	$12.51							
Number of accumulation units outstanding at end of period	8,783							
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO								
(Funds were first received in this option during July 2002)								
Value at beginning of period	$14.03	$12.85	$9.86	$10.12				
Value at end of period	$14.09	$14.03	$12.85	$9.86				
Number of accumulation units outstanding at end of period	2,149	6,339	9,856	1,289				
ING AMERICAN CENTURY SELECT PORTFOLIO (INITIAL CLASS)								
(Funds were first received in this option during April 2005)								
Value at beginning of period	$9.70							
Value at end of period	$10.20							
Number of accumulation units outstanding at end of period	486,078							
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$13.12	$10.90	$8.11	$10.02				
Value at end of period	$14.03	$13.12	$10.90	$8.11				
Number of accumulation units outstanding at end of period	104,799	48,532	24,847	12,107				
ING BARON SMALL CAP GROWTH PORTFOLIO								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$14.64	$11.53	$8.71	$9.98				
Value at end of period	$15.59	$14.64	$11.53	$8.71				
Number of accumulation units outstanding at end of period	422,770	379,717	224,100	87,836				
ING DAVIS VENTURE VALUE PORTFOLIO								
(Funds were first received in this option during January 2003)								
Value at beginning of period	$17.95	$16.69	$12.70					
Value at end of period	$18.50	$17.95	$16.69					
Number of accumulation units outstanding at end of period	18,662	45,977	59,760					
ING EVERGREEN HEALTH SCIENCES PORTFOLIO								
(Funds were first received in this option during May 2005)								
Value at beginning of period	$10.24							
Value at end of period	$11.24							
Number of accumulation units outstanding at end of period	15,818							
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO								
(Funds were first received in this option during August 2005)								
Value at beginning of period	$11.22							
Value at end of period	$11.86							
Number of accumulation units outstanding at end of period	26,416							

	2005	2004	2003	2002	2001	2000	1999	1998
ING FUNDAMENTAL RESEARCH PORTFOLIO								
(Funds were first received in this option during November 2002)								
Value at beginning of period	$8.59	$7.88	$6.23	$6.42				
Value at end of period	$9.01	$8.59	$7.88	$6.23				
Number of accumulation units outstanding at end of period	3,418	13,764	14,495	2,498				
ING GOLDMAN SACHS® STRUCTURED EQUITY PORTFOLIO								
(Funds were first received in this option during October 2002)								
Value at beginning of period	$10.99	$10.18	$8.30	$8.49				
Value at end of period	$11.11	$10.99	$10.18	$8.30				
Number of accumulation units outstanding at end of period	7,483	9,064	9,184	5,309				
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO								
(Funds were first received in this option during August 2005)								
Value at beginning of period	$11.68							
Value at end of period	$13.45							
Number of accumulation units outstanding at end of period	44,087							
ING JPMORGAN INTERNATIONAL PORTFOLIO								
(Funds were first received in this option during May 1998)								
Value at beginning of period	$12.35	$10.47	$8.15	$10.032	$13.84	$17.351	$11.041	$11.338
Value at end of period	$13.48	$12.35	$10.47	$8.15	$10.032	$13.84	$17.351	$11.041
Number of accumulation units outstanding at end of period	316,019	364,380	594,567	658,809	724,610	817,107	721,190	850,743
ING JPMORGAN MID CAP VALUE PORTFOLIO								
(Funds were first received in this option during August 2002)								
Value at beginning of period	$14.19	$11.86	$9.20	$9.14				
Value at end of period	$15.28	$14.19	$11.86	$9.20				
Number of accumulation units outstanding at end of period	18,311	8,974	2,468	378				
ING JULIUS BAER FOREIGN PORTFOLIO								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$11.72	$9.90						
Value at end of period	$13.41	$11.72						
Number of accumulation units outstanding at end of period	29,872	544						
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO								
(Funds were first received in this option during May 1998)								
Value at beginning of period	$8.90	$8.18	$5.96	$9.294	$12.527	$17.731	$11.846	$10.687
Value at end of period	$9.84	$8.90	$8.18	$5.96	$9.294	$12.527	$17.731	$11.846
Number of accumulation units outstanding at end of period	931,891	1,411,027	2,228,250	2,163,820	2,738,168	3,144,386	2,991,235	3,491,454
ING MARSICO GROWTH PORTFOLIO								
(Funds were first received in this option during November 2005)								
Value at beginning of period	$11.21							
Value at end of period	$11.42							
Number of accumulation units outstanding at end of period	10,731							

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during May 2005)								
Value at beginning of period	$10.14							
Value at end of period	$12.47							
Number of accumulation units outstanding at end of period	40,087							
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during May 1998)								
Value at beginning of period	$12.24	$10.93	$8.61	$12.432	$16.643	$17.793	$12.055	$11.274
Value at end of period	$12.34	$12.24	$10.93	$8.61	$12.423	$16.643	$17.793	$12.055
Number of accumulation units outstanding at end of period	199,216	337,909	554,496	602,100	821,647	642,991	343,239	376,471
ING MFS TOTAL RETURN PORTFOLIO								
(Funds were first received in this option during June 2003)								
Value at beginning of period	$13.23	$12.00	$11.25					
Value at end of period	$13.50	$13.23	$12.00					
Number of accumulation units outstanding at end of period	180,292	130,323	45,905					
ING MFS UTILITIES PORTFOLIO								
(Funds were first received in this option during September 2005)								
Value at beginning of period	$11.38							
Value at end of period	$11.44							
Number of accumulation units outstanding at end of period	2,231							
ING OPCAP BALANCED VALUE PORTFOLIO								
(Funds were first received in this option during December 2002)								
Value at beginning of period	$13.69	$12.51	$9.68	$9.86				
Value at end of period	$13.95	$13.69	$12.51	$9.68				
Number of accumulation units outstanding at end of period	8,068	63,325	35,226	3				
ING OPPENHEIMER GLOBAL PORTFOLIO (INITIAL CLASS)								
(Funds were first received in this option during April 2005)								
Value at beginning of period	$10.44							
Value at end of period	$12.18							
Number of accumulation units outstanding at end of period	4,671,723							
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO								
(Funds were first received in this option during April 2005)								
Value at beginning of period	$10.00							
Value at end of period	$10.16							
Number of accumulation units outstanding at end of period	498,890							
ING PIMCO HIGH YIELD PORTFOLIO								
(Funds were first received in this option during July 2005)								
Value at beginning of period	$10.43							
Value at end of period	$10.51							
Number of accumulation units outstanding at end of period	13,174							

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998
ING PIMCO TOTAL RETURN PORTFOLIO								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$11.48	$11.10	$10.75	$10.00				
Value at end of period	$11.63	$11.48	$11.10	$10.75				
Number of accumulation units outstanding at end of period	106,739	98,497	91,271	73,058				
ING SOLUTION 2025 PORTFOLIO								
(Funds were first received in this option during December 2005)								
Value at beginning of period	$10.99							
Value at end of period	$10.94							
Number of accumulation units outstanding at end of period	535							
ING STOCK INDEX PORTFOLIO								
(Funds were first received in this option during March 2005)								
Value at beginning of period	$11.13							
Value at end of period	$11.41							
Number of accumulation units outstanding at end of period	17,570							
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO								
(Funds were first received in this option during September 2005)								
Value at beginning of period	$10.85							
Value at end of period	$10.97							
Number of accumulation units outstanding at end of period	79,878							
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO								
(Funds were first received in this option during April 2005)								
Value at beginning of period	$10.26							
Value at end of period	$11.50							
Number of accumulation units outstanding at end of period	1,438,844							
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO								
(Funds were first received in this option during May 2003)								
Value at beginning of period	$14.79	$12.98	$10.92					
Value at end of period	$15.25	$14.79	$12.98					
Number of accumulation units outstanding at end of period	66,200	34,585	11,181					
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO								
(Funds were first received in this option during May 1998)								
Value at beginning of period	$14.05	$12.87	$9.91	$13.026	$14.625	$14.748	$12.153	$10.967
Value at end of period	$14.80	$14.05	$12.87	$9.91	$13.026	$14.625	$14.748	$12.153
Number of accumulation units outstanding at end of period	567,594	910,197	1,253,253	971,669	927,451	909,338	869,106	1,058,534
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO								
(Funds were first received in this option during May 1998)								
Value at beginning of period	$11.24	$9.87	$7.97	$10.69	$13.621	$14.375	$11.682	$11.019
Value at end of period	$12.20	$11.24	$9.87	$7.97	$10.69	$13.621	$14.375	$11.682
Number of accumulation units outstanding at end of period	376,840	393,586	494,180	544,610	562,829	575,028	541,625	750,388

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998
ING VAN KAMPEN COMSTOCK PORTFOLIO								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$12.41	$10.72	$8.33	$9.97				
Value at end of period	$12.74	$12.41	$10.72	$8.33				
Number of accumulation units outstanding at end of period	409,753	503,772	345,078	143,963				
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (INITIAL CLASS)								
(Funds were first received in this option during April 2005)								
Value at beginning of period	$10.34							
Value at end of period	$11.12							
Number of accumulation units outstanding at end of period	1,180,581							
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO								
(Funds were first received in this option during August 2005)								
Value at beginning of period	$10.71							
Value at end of period	$11.08							
Number of accumulation units outstanding at end of period	167,607							
ING VP BALANCED PORTFOLIO, INC.								
(Funds were first received in this option during May 1998)								
Value at beginning of period	$13.67	$12.59	$10.68	$11.999	$12.628	$12.801	$11.358	$10.646
Value at end of period	$14.13	$13.67	$12.59	$10.68	$11.999	$12.628	$12.801	$11.358
Number of accumulation units outstanding at end of period	2,007,105	2,530,872	2,632,731	2,637,345	3,038,118	3,302,106	3,380,638	3,962,527
ING VP FINANCIAL SERVICES PORTFOLIO								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$11.16	$10.10						
Value at end of period	$11.92	$11.16						
Number of accumulation units outstanding at end of period	9,277	1,478						
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO								
(Funds were first received in this option during May 2000)								
Value at beginning of period	$3.68	$3.76	$2.60	$4.468	$5.847	$9.996		
Value at end of period	$4.08	$3.68	$3.76	$2.60	$4.468	$5.847		
Number of accumulation units outstanding at end of period	1,069,936	1,231,530	1,424,608	923,848	882,962	433,323		
ING VP GROWTH AND INCOME PORTFOLIO								
(Funds were first received in this option during May 1998)								
Value at beginning of period	$9.26	$8.61	$6.88	$9.251	$11.429	$12.939	$11.108	$10.925
Value at end of period	$9.93	$9.26	$8.61	$6.88	$9.251	$11.429	$12.939	$11.108
Number of accumulation units outstanding at end of period	4,634,085	5,924,539	7,714,136	9,326,780	11,126,933	11,724,441	13,348,490	15,809,881
ING VP GROWTH PORTFOLIO								
(Funds were first received in this option during May 1998)								
Value at beginning of period	$10.69	$10.05	$7.77	$11.026	$15.239	$17.447	$13.03	$11.326
Value at end of period	$11.60	$10.69	$10.05	$7.77	$11.026	$15.239	$17.447	$13.03
Number of accumulation units outstanding at end of period	341,021	481,659	843,692	850,190	1,211,713	1,159,343	728,964	303,987

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998
ING VP INDEX PLUS LARGECAP PORTFOLIO								
(Funds were first received in this option during May 1998)								
Value at beginning of period	$12.77	$11.64	$9.30	$11.953	$13.95	$15.521	$12.587	$11.117
Value at end of period	$13.35	$12.77	$11.64	$9.30	$11.953	$13.95	$15.521	$12.587
Number of accumulation units outstanding at end of period	2,292,271	3,127,841	3,475,311	3,034,497	2,847,404	2,757,220	2,792,639	1,974,900
ING VP INDEX PLUS MIDCAP PORTFOLIO								
(Funds were first received in this option during June 1998)								
Value at beginning of period	$19.37	$16.75	$12.75	$14.615	$14.93	$12.551	$10.925	$9.576
Value at end of period	$21.35	$19.37	$16.75	$12.75	$14.615	$14.93	$12.551	$10.925
Number of accumulation units outstanding at end of period	1,905,635	2,047,008	1,703,944	1,293,570	457,672	148,981	50,227	80,312
ING VP INDEX PLUS SMALLCAP PORTFOLIO								
(Funds were first received in this option during June 1998)								
Value at beginning of period	$15.15	$12.51	$9.26	$10.756	$10.588	$9.718	$8.843	$9.269
Value at end of period	$16.17	$15.15	$12.51	$9.26	$10.756	$10.588	$9.718	$8.843
Number of accumulation units outstanding at end of period	1,440,356	1,240,295	694,475	456,728	110,246	61,435	50,270	90,819
ING VP INTERMEDIATE BOND PORTFOLIO								
(Funds were first received in this option during May 1998)								
Value at beginning of period	$14.51	$13.94	$13.22	$12.304	$11.406	$10.487	$10.65	$10.157
Value at end of period	$14.84	$14.51	$13.94	$13.22	$12.304	$11.406	$10.487	$10.65
Number of accumulation units outstanding at end of period	1,205,427	1,137,508	1,267,394	1,633,601	1,192,571	670,970	617,714	771,660
ING VP INTERNATIONAL EQUITY PORTFOLIO								
(Funds were first received in this option during June 1998)								
Value at beginning of period	$9.72	$8.36	$6.38	$8.777	$11.623	$14.705	$9.795	$10.043
Value at end of period	$11.27	$9.72	$8.36	$6.38	$8.777	$11.623	$14.705	$9.795
Number of accumulation units outstanding at end of period	68,513	67,802	60,408	57,479	64,928	51,129	43,135	45,801
ING VP INTERNATIONAL VALUE PORTFOLIO								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$12.05	$10.35	$8.03	$9.94				
Value at end of period	$13.08	$12.05	$10.35	$8.03				
Number of accumulation units outstanding at end of period	468,182	359,887	283,718	159,260				
ING VP MIDCAP OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during July 2002)								
Value at beginning of period	$10.44	$9.44	$6.96	$7.52				
Value at end of period	$11.43	$10.44	$9.44	$6.96				
Number of accumulation units outstanding at end of period	28,746	44,281	61,505	2,282				
ING VP MONEY MARKET PORTFOLIO								
(Funds were first received in this option during May 1998)								
Value at beginning of period	$11.95	$11.92	$11.91	$11.812	$11.456	$10.855	$10.414	$10.136
Value at end of period	$12.21	$11.95	$11.92	$11.91	$11.812	$11.456	$10.855	$10.414
Number of accumulation units outstanding at end of period	1,185,620	1,281,038	1,729,116	2,415,659	1,739,522	1,463,947	1,891,667	1,574,454

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998
ING VP NATURAL RESOURCES TRUST								
(Funds were first received in this option during May 1998)								
Value at beginning of period	$13.11	$11.73	$9.06	$9.327	$11.184	$9.524	$8.415	$10.922
Value at end of period	$18.58	$13.11	$11.73	$9.06	$9.327	$11.184	$9.524	$8.415
Number of accumulation units outstanding at end of period	233,144	118,516	106,276	99,438	96,811	107,964	92,365	140,250
ING VP REAL ESTATE PORTFOLIO								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$13.93	$10.00						
Value at end of period	$15.54	$13.93						
Number of accumulation units outstanding at end of period	658,494	610,444						
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$7.54	$6.90	$5.02	$7.11				
Value at end of period	$8.16	$7.54	$6.90	$5.02				
Number of accumulation units outstanding at end of period	70,383	55,768	83,909	21,340				
ING VP SMALL COMPANY PORTFOLIO								
(Funds were first received in this option during May 1998)								
Value at beginning of period	$16.32	$14.38	$10.54	$13.844	$13.419	$12.675	$9.764	$10.578
Value at end of period	$17.85	$16.32	$14.38	$10.54	$13.844	$13.419	$12.675	$9.764
Number of accumulation units outstanding at end of period	1,173,838	1,718,730	2,251,556	2,222,850	2,121,733	1,784,687	1,290,260	1,165,745
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO								
(Funds were first received in this option during May 1998)								
Value at beginning of period	$12.78	$11.93	$10.58	$11.151	$11.514	$11.073	$10.423	$10.359
Value at end of period	$13.16	$12.78	$11.93	$10.58	$11.151	$11.514	$11.073	$10.423
Number of accumulation units outstanding at end of period	122,844	123,803	145,137	112,797	117,599	137,811	232,707	418,989
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO								
(Funds were first received in this option during May 1998)								
Value at beginning of period	$11.62	$10.46	$8.48	$9.908	$11.292	$11.458	$10.101	$10.604
Value at end of period	$12.24	$11.62	$10.46	$8.48	$9.908	$11.292	$11.458	$10.101
Number of accumulation units outstanding at end of period	165,249	160,170	214,053	224,992	239,231	204,194	169,078	255,775
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO								
(Funds were first received in this option during May 1998)								
Value at beginning of period	$12.05	$11.02	$9.30	$10.363	$11.232	$11.275	$10.312	$10.524
Value at end of period	$12.52	$12.05	$11.02	$9.30	$10.363	$11.232	$11.275	$10.312
Number of accumulation units outstanding at end of period	140,341	133,841	194,852	159,012	158,589	134,664	93,911	213,970
ING VP VALUE OPPORTUNITY PORTFOLIO								
(Funds were first received in this option during May 1998)								
Value at beginning of period	$13.49	$12.34	$9.98	$13.595	$15.163	$13.87	$11.692	$10.972
Value at end of period	$14.32	$13.49	$12.34	$9.98	$13.595	$15.163	$13.87	$11.692
Number of accumulation units outstanding at end of period	483,444	635,659	902,500	1,321,604	1,164,757	468,299	356,705	350,826

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998
JANUS ASPEN BALANCED PORTFOLIO								
(Funds were first received in this option during May 1998)								
Value at beginning of period	$16.61	$15.43	$13.63	$14.69	$15.54	$16.022	$12.741	$10.741
Value at end of period	$17.79	$16.61	$15.43	$13.63	$14.69	$15.54	$16.022	$12.741
Number of accumulation units outstanding at end of period	30	843,134	1,443,439	1,577,444	1,370,458	1,015,207	815,864	425,125
JANUS ASPEN FLEXIBLE BOND PORTFOLIO								
(Funds were first received in this option during May 1998)								
Value at beginning of period	$14.42	$13.98	$13.24	$12.085	$11.308	$10.727	$10.643	$10.21
Value at end of period	$14.59	$14.42	$13.98	$13.24	$12.085	$11.308	$10.727	$10.643
Number of accumulation units outstanding at end of period	61	273,284	519,547	450,181	362,171	289,585	300,761	367,677
JANUS ASPEN LARGE CAP GROWTH PORTFOLIO								
(Funds were first received in this option during May 1998)								
Value at beginning of period	$11.46	$11.06	$8.46	$11.604	$15.543	$18.335	$12.836	$10.00
Value at end of period	$11.86	$11.46	$11.06	$8.46	$11.604	$15.543	$18.335	$12.836
Number of accumulation units outstanding at end of period	38	720,882	1,247,164	1,440,390	1,806,995	1,984,176	1,206,255	434,913
JANUS ASPEN MID CAP GROWTH PORTFOLIO								
(Funds were first received in this option during May 1998)								
Value at beginning of period	$13.61	$11.36	$8.48	$11.861	$19.747	$29.195	$13.056	$10.647
Value at end of period	$15.17	$13.61	$11.36	$8.48	$11.861	$19.747	$29.195	$13.056
Number of accumulation units outstanding at end of period	0	1,637,608	2,545,095	2,715,916	3,594,801	3,760,656	2,728,718	1,605,726
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO								
(Funds were first received in this option during May 1998)								
Value at beginning of period	$11.92	$11.46	$9.32	$12.611	$16.39	$19.592	$12.009	$11.798
Value at end of period	$12.51	$11.92	$11.46	$9.32	$12.611	$16.39	$19.592	$12.009
Number of accumulation units outstanding at end of period	11	1,435,111	2,989,916	3,841,110	4,694,956	5,857,226	4,837,241	4,480,348
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$11.48	$10.27	$7.91	$9.38				
Value at end of period	$11.76	$11.48	$10.27	$7.91				
Number of accumulation units outstanding at end of period	366,436	578,568	415,603	161,714				
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$12.76	$10.37	$8.38	$9.75				
Value at end of period	$13.70	$12.76	$10.37	$8.38				
Number of accumulation units outstanding at end of period	340,864	289,338	206,996	197,934				
NEW PERSPECTIVE FUND®								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$11.35	$9.69						
Value at end of period	$12.53	$11.35						
Number of accumulation units outstanding at end of period	267,730	208,700						

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998
OPPENHEIMER DEVELOPING MARKETS FUND								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$29.37	$19.78						
Value at end of period	$41.15	$29.37						
Number of accumulation units outstanding at end of period	119,991	56,413						
OPPENHEIMER GLOBAL SECURITIES FUND/VA								
(Funds were first received in this option during July 1998)								
Value at beginning of period	$18.62	$15.75	$11.10	$14.374	$16.473	$15.80	$10.05	$10.001
Value at end of period	$21.12	$18.62	$15.75	$11.10	$14.374	$16.473	$15.80	$10.05
Number of accumulation units outstanding at end of period	577	2,607,975	2,094,653	1,315,756	690,024	182,219	8,820	2,686
PAX WORLD BALANCED FUND, INC.								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$10.77	$9.76						
Value at end of period	$11.26	$10.77						
Number of accumulation units outstanding at end of period	62,798	74,393						
PIMCO VIT REAL RETURN PORTFOLIO								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$10.82	$10.12						
Value at end of period	$10.95	$10.82						
Number of accumulation units outstanding at end of period	135,357	58,300						
PIONEER EQUITY INCOME VCT PORTFOLIO								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$11.29	$9.78	$8.04	$9.50				
Value at end of period	$11.84	$11.29	$9.78	$8.04				
Number of accumulation units outstanding at end of period	816,402	416,204	219,768	90,750				
PIONEER FUND VCT PORTFOLIO								
(Funds were first received in this option during July 2002)								
Value at beginning of period	$10.27	$9.31	$7.58	$7.14				
Value at end of period	$10.82	$10.27	$9.31	$7.58				
Number of accumulation units outstanding at end of period	36,266	18,373	16,137	4,916				
PIONEER HIGH YIELD VCT PORTFOLIO								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$10.68	$9.85						
Value at end of period	$10.80	$10.68						
Number of accumulation units outstanding at end of period	6,749	5,956						
PIONEER MID CAP VALUE VCT PORTFOLIO								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$14.53	$11.99	$8.79	$10.60				
Value at end of period	$15.55	$14.53	$11.99	$8.79				
Number of accumulation units outstanding at end of period	814,084	479,697	123,316	31,017				

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998
TEMPLETON GLOBAL BOND FUND								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$17.40	$15.44						
Value at end of period	$16.73	$17.40						
Number of accumulation units outstanding at end of period	48,097	12,176						
THE GROWTH FUND OF AMERICA®								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$10.85	$9.80						
Value at end of period	$12.29	$10.85						
Number of accumulation units outstanding at end of period	2,745,616	1,633,839						
WANGER SELECT								
(Funds were first received in this option during September 2004)								
Value at beginning of period	$11.44	$9.83						
Value at end of period	$12.54	$11.44						
Number of accumulation units outstanding at end of period	15,719	1,828						
WANGER U.S. SMALLER COMPANIES								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$11.61	$10.25						
Value at end of period	$12.81	$11.61						
Number of accumulation units outstanding at end of period	10,145	2,741						
WASHINGTON MUTUAL INVESTORS FUND^{SM}								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$10.85	$9.80						
Value at end of period	$11.14	$10.85						
Number of accumulation units outstanding at end of period	1,622,664	1,066,826						

TABLE XVI

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.85%

(Selected data for accumulation units outstanding throughout each period)

	2005	2004	2003	2002	2001	2000	1999	1998
AIM V.I. CAPITAL APPRECIATION FUND								
(Funds were first received in this option during June 1999)								
Value at beginning of period	$9.44	$8.93	$6.95	$9.267	$12.183	$13.791	$10.489	
Value at end of period	$10.18	$9.44	$8.93	$6.95	$9.267	$12.183	$13.791	
Number of accumulation units outstanding at end of period	185,033	111,740	101,589	88,509	76,051	36,971	2,863	
AIM V.I. CORE EQUITY FUND								
(Funds were first received in this option during June 1999)								
Value at beginning of period	$8.50	$7.86	$6.37	$7.615	$9.954	$11.748	$9.575	
Value at end of period	$8.87	$8.50	$7.86	$6.37	$7.615	$9.954	$11.748	
Number of accumulation units outstanding at end of period	196,939	167,904	149,090	140,721	153,708	79,364	19,774	

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998
AIM V.I. GROWTH FUND								
(Funds were first received in this option during June 1999)								
Value at beginning of period	$5.98	$5.57	$4.28	$6.255	$9.542	$12.102	$10.118	
Value at end of period	$6.37	$5.98	$5.57	$4.28	$6.255	$9.542	$12.102	
Number of accumulation units outstanding at end of period	185,570	192,222	118,547	111,906	98,665	49,756	14,758	
AIM V.I. PREMIER EQUITY FUND								
(Funds were first received in this option during July 1999)								
Value at beginning of period	$7.61	$7.26	$5.85	$8.465	$9.765	$11.538	$10.458	
Value at end of period	$7.98	$7.61	$7.26	$5.85	$8.465	$9.765	$11.538	
Number of accumulation units outstanding at end of period	156,583	87,936	70,672	63,998	53,598	33,891	10,688	
CALVERT SOCIAL BALANCED PORTFOLIO								
(Funds were first received in this option during January 1998)								
Value at beginning of period	$16.37	$15.25	$12.89	$14.798	$16.038	$16.697	$15.005	$13.124
Value at end of period	$17.15	$16.37	$15.25	$12.89	$14.798	$16.038	$16.697	$15.005
Number of accumulation units outstanding at end of period	219,575	204,431	211,316	201,168	209,909	203,730	200,068	132,605
EUROPACIFIC GROWTH FUND®								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$11.48	$9.88						
Value at end of period	$13.78	$11.48						
Number of accumulation units outstanding at end of period	160,473	24,649						
EVERGREEN SPECIAL VALUES FUND								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$18.51	$16.06						
Value at end of period	$20.27	$18.51						
Number of accumulation units outstanding at end of period	50,591	21,369						
FIDELITY® VIP CONTRAFUND® PORTFOLIO								
(Funds were first received in this option during January 1998)								
Value at beginning of period	$23.22	$20.28	$15.92	$17.714	$20.359	$21.988	$17.847	$13.824
Value at end of period	$26.93	$23.22	$20.28	$15.92	$17.714	$20.359	$21.988	$17.847
Number of accumulation units outstanding at end of period	1,056,955	687,425	451,914	366,014	318,516	243,716	303,914	217,720
FIDELITY® VIP EQUITY-INCOME PORTFOLIO								
(Funds were first received in this option during January 1998)								
Value at beginning of period	$19.13	$17.30	$13.39	$16.00	$17.252	$16.047	$15.22	$13.708
Value at end of period	$20.08	$19.13	$17.30	$13.39	$16.00	$17.252	$16.047	$15.22
Number of accumulation units outstanding at end of period	749,148	707,385	500,320	445,737	409,548	286,747	303,704	306,099
FIDELITY® VIP GROWTH PORTFOLIO								
(Funds were first received in this option during January 1998)								
Value at beginning of period	$16.14	$15.74	$11.95	$17.245	$21.12	$23.927	$17.558	$12.857
Value at end of period	$16.93	$16.14	$15.74	$11.95	$17.245	$21.12	$23.927	$17.558
Number of accumulation units outstanding at end of period	1,260,756	1,247,420	1,135,916	894,056	792,594	596,022	520,647	399,820

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998
FIDELITY® VIP OVERSEAS PORTFOLIO								
(Funds were first received in this option during January 1998)								
Value at beginning of period	$14.81	$13.15	$9.25	$11.699	$14.968	$18.661	$13.195	$12.182
Value at end of period	$17.48	$14.81	$13.15	$9.25	$11.699	$14.968	$18.661	$13.195
Number of accumulation units outstanding at end of period	104,662	78,256	50,628	30,785	38,755	25,576	20,580	13,937
FRANKLIN SMALL CAP VALUE SECURITIES FUND								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$14.91	$12.15	$9.28	$11.76				
Value at end of period	$16.08	$14.91	$12.15	$9.28				
Number of accumulation units outstanding at end of period	316,485	164,023	46,716	10,687				
HIBERNIA MID CAP EQUITY FUND								
(Funds were first received in this option during July 2005)								
Value at beginning of period	$11.61							
Value at end of period	$12.29							
Number of accumulation units outstanding at end of period	6,650							
ING ALLIANCEBERNSTEIN MID CAP GROWTH PORTFOLIO								
(Funds were first received in this option during July 2005)								
Value at beginning of period	$11.45							
Value at end of period	$12.51							
Number of accumulation units outstanding at end of period	1,401							
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO								
(Funds were first received in this option during June 2002)								
Value at beginning of period	$14.01	$12.84	$9.86	$11.68				
Value at end of period	$14.06	$14.01	$12.84	$9.86				
Number of accumulation units outstanding at end of period	8,580	3,688	4,173	167				
ING AMERICAN CENTURY SELECT PORTFOLIO (INITIAL CLASS)								
(Funds were first received in this option during April 2005)								
Value at beginning of period	$9.70							
Value at end of period	$10.20							
Number of accumulation units outstanding at end of period	725,698							
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$13.10	$10.89	$8.10	$10.14				
Value at end of period	$14.01	$13.10	$10.89	$8.10				
Number of accumulation units outstanding at end of period	36,285	45,339	17,021	2,907				
ING BARON SMALL CAP GROWTH PORTFOLIO								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$14.62	$11.52	$8.71	$10.05				
Value at end of period	$15.57	$14.62	$11.52	$8.71				
Number of accumulation units outstanding at end of period	133,425	36,450	22,344	4,915				

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998
ING DAVIS VENTURE VALUE PORTFOLIO								
(Funds were first received in this option during August 2002)								
Value at beginning of period	$17.93	$16.67	$11.95	$11.63				
Value at end of period	$18.47	$17.93	$16.67	$11.95				
Number of accumulation units outstanding at end of period	18,596	9,257	10,461	51				
ING EVERGREEN HEALTH SCIENCES PORTFOLIO								
(Funds were first received in this option during May 2005)								
Value at beginning of period	$10.20							
Value at end of period	$11.24							
Number of accumulation units outstanding at end of period	1,176							
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO								
(Funds were first received in this option during September 2005)								
Value at beginning of period	$11.46							
Value at end of period	$11.86							
Number of accumulation units outstanding at end of period	9,192							
ING FUNDAMENTAL RESEARCH PORTFOLIO								
(Funds were first received in this option during September 2002)								
Value at beginning of period	$8.58	$7.87	$6.23	$6.31				
Value at end of period	$8.99	$8.58	$7.87	$6.23				
Number of accumulation units outstanding at end of period	2,635	893	203	54				
ING GOLDMAN SACHS® STRUCTURED EQUITY PORTFOLIO								
(Funds were first received in this option during June 2002)								
Value at beginning of period	$10.97	$10.17	$8.30	$9.74				
Value at end of period	$11.08	$10.97	$10.17	$8.30				
Number of accumulation units outstanding at end of period	6,393	4,080	626	122				
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO								
(Funds were first received in this option during July 2005)								
Value at beginning of period	$10.72							
Value at end of period	$13.44							
Number of accumulation units outstanding at end of period	15,291							
ING JPMORGAN INTERNATIONAL PORTFOLIO								
(Funds were first received in this option during January 1998)								
Value at beginning of period	$15.20	$12.89	$10.04	$12.364	$17.066	$21.405	$13.628	$11.868
Value at end of period	$16.58	$15.20	$12.89	$10.04	$12.364	$17.066	$21.405	$13.628
Number of accumulation units outstanding at end of period	423,541	448,992	416,311	405,646	455,677	455,540	471,226	434,054
ING JPMORGAN MID CAP VALUE PORTFOLIO								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$14.18	$11.85	$9.19	$10.06				
Value at end of period	$15.25	$14.18	$11.85	$9.19				
Number of accumulation units outstanding at end of period	72,438	35,354	9,542	1,644				

CFI 107

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998
ING JPMORGAN SMALL CAP EQUITY PORTFOLIO								
(Funds were first received in this option during July 2005)								
Value at beginning of period	$10.97							
Value at end of period	$11.33							
Number of accumulation units outstanding at end of period	33							
ING JULIUS BAER FOREIGN PORTFOLIO								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$11.71	$9.85						
Value at end of period	$13.40	$11.71						
Number of accumulation units outstanding at end of period	22,019	3,998						
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO								
(Funds were first received in this option during January 1998)								
Value at beginning of period	$9.59	$8.81	$6.43	$10.028	$13.523	$19.15	$12.80	$10.399
Value at end of period	$10.59	$9.59	$8.81	$6.43	$10.028	$13.523	$19.15	$12.80
Number of accumulation units outstanding at end of period	951,682	913,926	901,390	852,175	914,949	838,568	822,854	706,142
ING LEGG MASON VALUE PORTFOLIO								
(Funds were first received in this option during July 2005)								
Value at beginning of period	$10.67							
Value at end of period	$11.51							
Number of accumulation units outstanding at end of period	2,993							
ING MARSICO GROWTH PORTFOLIO								
(Funds were first received in this option during July 2005)								
Value at beginning of period	$10.87							
Value at end of period	$11.42							
Number of accumulation units outstanding at end of period	1,854							
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during July 2005)								
Value at beginning of period	$10.22							
Value at end of period	$12.46							
Number of accumulation units outstanding at end of period	5,782							
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during January 1998)								
Value at beginning of period	$15.91	$14.21	$11.19	$16.161	$21.662	$23.171	$15.706	$12.661
Value at end of period	$16.02	$15.91	$14.21	$11.19	$16.161	$21.662	$23.171	$15.706
Number of accumulation units outstanding at end of period	386,834	409,678	376,546	432,857	452,342	432,871	399,213	382,755
ING MFS TOTAL RETURN PORTFOLIO								
(Funds were first received in this option during August 2003)								
Value at beginning of period	$13.20	$11.98	$11.16					
Value at end of period	$13.47	$13.20	$11.98					
Number of accumulation units outstanding at end of period	84,097	24,848	3,103					

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998
ING MFS UTILITIES PORTFOLIO								
(Funds were first received in this option during June 2005)								
Value at beginning of period	$10.37							
Value at end of period	$11.44							
Number of accumulation units outstanding at end of period	5,491							
ING OPCAP BALANCED VALUE PORTFOLIO								
(Funds were first received in this option during October 2002)								
Value at beginning of period	$13.67	$12.50	$9.67	$8.85				
Value at end of period	$13.92	$13.67	$12.50	$9.67				
Number of accumulation units outstanding at end of period	49,757	41,647	17,040	64				
ING OPPENHEIMER GLOBAL PORTFOLIO (INITIAL CLASS)								
(Funds were first received in this option during April 2005)								
Value at beginning of period	$10.13							
Value at end of period	$12.18							
Number of accumulation units outstanding at end of period	2,544,290							
ING OPPENHEIMER MAIN STREET PORTFOLIO®								
(Funds were first received in this option during July 2005)								
Value at beginning of period	$10.63							
Value at end of period	$11.01							
Number of accumulation units outstanding at end of period	914							
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO								
(Funds were first received in this option during April 2005)								
Value at beginning of period	$10.00							
Value at end of period	$10.15							
Number of accumulation units outstanding at end of period	557,770							
ING PIMCO HIGH YIELD PORTFOLIO								
(Funds were first received in this option during August 2005)								
Value at beginning of period	$10.37							
Value at end of period	$10.51							
Number of accumulation units outstanding at end of period	2,449							
ING PIMCO TOTAL RETURN PORTFOLIO								
(Funds were first received in this option during June 2002)								
Value at beginning of period	$11.47	$11.09	$10.74	$10.10				
Value at end of period	$11.61	$11.47	$11.09	$10.74				
Number of accumulation units outstanding at end of period	170,058	84,251	59,742	16,334				
ING SOLUTION 2015 PORTFOLIO								
(Funds were first received in this option during July 2005)								
Value at beginning of period	$10.44							
Value at end of period	$10.71							
Number of accumulation units outstanding at end of period	2,237							

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998
ING SOLUTION 2025 PORTFOLIO								
(Funds were first received in this option during May 2005)								
Value at beginning of period	$10.32							
Value at end of period	$10.94							
Number of accumulation units outstanding at end of period	5,374							
ING SOLUTION 2035 PORTFOLIO								
(Funds were first received in this option during July 2005)								
Value at beginning of period	$10.84							
Value at end of period	$11.10							
Number of accumulation units outstanding at end of period	164							
ING SOLUTION 2045 PORTFOLIO								
(Funds were first received in this option during August 2005)								
Value at beginning of period	$10.97							
Value at end of period	$11.31							
Number of accumulation units outstanding at end of period	310							
ING SOLUTION INCOME PORTFOLIO								
(Funds were first received in this option during September 2005)								
Value at beginning of period	$10.23							
Value at end of period	$10.33							
Number of accumulation units outstanding at end of period	59							
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO								
(Funds were first received in this option during May 2005)								
Value at beginning of period	$10.11							
Value at end of period	$10.96							
Number of accumulation units outstanding at end of period	30,645							
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO								
(Funds were first received in this option during April 2005)								
Value at beginning of period	$9.94							
Value at end of period	$11.50							
Number of accumulation units outstanding at end of period	1,516,714							
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO								
(Funds were first received in this option during June 2003)								
Value at beginning of period	$14.76	$12.96	$11.44					
Value at end of period	$15.21	$14.76	$12.96					
Number of accumulation units outstanding at end of period	81,482	49,271	5,121					
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO								
(Funds were first received in this option during January 1998)								
Value at beginning of period	$19.48	$17.85	$13.75	$18.082	$20.313	$20.493	$16.895	$13.562
Value at end of period	$20.50	$19.48	$17.85	$13.75	$18.082	$20.313	$20.493	$16.895
Number of accumulation units outstanding at end of period	529,677	452,366	318,275	265,634	204,548	158,447	195,928	129,123

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO								
(Funds were first received in this option during January 1998)								
Value at beginning of period	$10.23	$8.99	$7.25	$9.741	$12.418	$13.112	$10.661	$8.861
Value at end of period	$11.09	$10.23	$8.99	$7.25	$9.741	$12.418	$13.112	$10.661
Number of accumulation units outstanding at end of period	650,791	603,217	586,105	618,399	665,571	630,101	681,109	616,205
ING VAN KAMPEN COMSTOCK PORTFOLIO								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$12.40	$10.71	$8.33	$9.53				
Value at end of period	$12.72	$12.40	$10.71	$8.33				
Number of accumulation units outstanding at end of period	231,845	71,279	35,510	6,374				
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (INITIAL CLASS)								
(Funds were first received in this option during April 2005)								
Value at beginning of period	$10.17							
Value at end of period	$11.12							
Number of accumulation units outstanding at end of period	1,225,357							
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO								
(Funds were first received in this option during July 2005)								
Value at beginning of period	$10.36							
Value at end of period	$11.07							
Number of accumulation units outstanding at end of period	11,183							
ING VP BALANCED PORTFOLIO, INC.								
(Funds were first received in this option during January 1998)								
Value at beginning of period	$18.43	$16.98	$14.41	$16.203	$17.06	$17.303	$15.36	$13.327
Value at end of period	$19.05	$18.43	$16.98	$14.41	$16.203	$17.06	$17.303	$15.36
Number of accumulation units outstanding at end of period	1,506,113	1,211,756	1,098,090	1,340,814	1,663,297	1,637,556	1,479,143	1,379,122
ING VP FINANCIAL SERVICES PORTFOLIO								
(Funds were first received in this option during September 2004)								
Value at beginning of period	$11.15	$10.22						
Value at end of period	$11.91	$11.15						
Number of accumulation units outstanding at end of period	1,657	933						
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO								
(Funds were first received in this option during May 2000)								
Value at beginning of period	$3.67	$3.75	$2.60	$4.464	$5.845	$9.996		
Value at end of period	$4.07	$3.67	$3.75	$2.60	$4.464	$5.845		
Number of accumulation units outstanding at end of period	510,662	376,426	262,849	189,154	126,835	67,524		
ING VP GROWTH AND INCOME PORTFOLIO								
(Funds were first received in this option during January 1998)								
Value at beginning of period	$13.94	$12.97	$10.38	$13.953	$17.246	$19.535	$16.779	$14.694
Value at end of period	$14.95	$13.94	$12.97	$10.38	$13.953	$17.246	$19.535	$16.779
Number of accumulation units outstanding at end of period	4,802,154	4,937,394	4,448,547	4,722,482	5,556,404	4,996,223	5,572,187	5,795,667

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998
ING VP GROWTH PORTFOLIO								
(Funds were first received in this option during January 1998)								
Value at beginning of period	$14.75	$13.88	$10.74	$15.239	$21.073	$24.137	$18.036	$13.357
Value at end of period	$16.00	$14.75	$13.88	$10.74	$15.239	$21.073	$24.137	$18.036
Number of accumulation units outstanding at end of period	158,365	185,449	133,978	131,665	150,713	88,456	65,690	24,240
ING VP INDEX PLUS LARGECAP PORTFOLIO								
(Funds were first received in this option during January 1998)								
Value at beginning of period	$19.17	$17.48	$13.98	$17.964	$20.975	$23.35	$18.945	$14.692
Value at end of period	$20.03	$19.17	$17.48	$13.98	$17.964	$20.975	$23.35	$18.945
Number of accumulation units outstanding at end of period	1,063,685	1,005,098	821,901	788,043	743,885	625,951	611,611	459,428
ING VP INDEX PLUS MIDCAP PORTFOLIO								
(Funds were first received in this option during August 1998)								
Value at beginning of period	$19.30	$16.70	$12.72	$14.588	$14.91	$12.54	$10.921	$9.028
Value at end of period	$21.27	$19.30	$16.70	$12.72	$14.588	$14.91	$12.54	$10.921
Number of accumulation units outstanding at end of period	754,152	577,038	340,101	240,603	145,443	52,574	16,931	5,681
ING VP INDEX PLUS SMALLCAP PORTFOLIO								
(Funds were first received in this option during August 1998)								
Value at beginning of period	$15.10	$12.47	$9.24	$10.736	$10.574	$9.71	$8.84	$8.464
Value at end of period	$16.11	$15.10	$12.47	$9.24	$10.736	$10.574	$9.71	$8.84
Number of accumulation units outstanding at end of period	407,144	388,780	194,813	126,145	48,920	20,025	20,739	6,564
ING VP INTERMEDIATE BOND PORTFOLIO								
(Funds were first received in this option during January 1998)								
Value at beginning of period	$16.44	$15.81	$15.00	$13.961	$12.949	$11.911	$12.102	$11.381
Value at end of period	$16.81	$16.44	$15.81	$15.00	$13.961	$12.949	$11.911	$12.102
Number of accumulation units outstanding at end of period	1,025,425	1,033,279	897,843	921,078	904,310	661,112	637,752	654,765
ING VP INTERNATIONAL EQUITY PORTFOLIO								
(Funds were first received in this option during August 1998)								
Value at beginning of period	$9.69	$8.34	$6.37	$8.76	$11.608	$14.693	$9.792	$9.58
Value at end of period	$11.23	$9.69	$8.34	$6.37	$8.76	$11.608	$14.693	$9.792
Number of accumulation units outstanding at end of period	86,042	86,699	45,891	37,686	36,689	21,475	12,523	8,719
ING VP INTERNATIONAL VALUE PORTFOLIO								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$12.03	$10.33	$8.02	$10.24				
Value at end of period	$13.05	$12.03	$10.33	$8.02				
Number of accumulation units outstanding at end of period	118,557	68,875	42,155	14,728				
ING VP MIDCAP OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$10.42	$9.43	$6.96	$8.76				
Value at end of period	$11.41	$10.42	$9.43	$6.96				
Number of accumulation units outstanding at end of period	19,257	14,597	9,976	1,079				

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998
ING VP MONEY MARKET PORTFOLIO								
(Funds were first received in this option during January 1998)								
Value at beginning of period	$12.87	$12.84	$12.83	$12.737	$12.36	$11.717	$11.246	$10.799
Value at end of period	$13.14	$12.87	$12.84	$12.83	$12.737	$12.36	$11.717	$11.246
Number of accumulation units outstanding at end of period	526,675	556,902	627,302	644,548	515,677	371,039	472,335	396,669
ING VP NATURAL RESOURCES TRUST								
(Funds were first received in this option during January 1998)								
Value at beginning of period	$14.98	$13.41	$10.36	$10.674	$12.806	$10.911	$9.645	$11.047
Value at end of period	$21.22	$14.98	$13.41	$10.36	$10.674	$12.806	$10.911	$9.645
Number of accumulation units outstanding at end of period	95,674	39,847	25,760	26,534	24,510	23,332	28,939	14,190
ING VP REAL ESTATE PORTFOLIO								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$13.92	$11.41						
Value at end of period	$15.53	$13.92						
Number of accumulation units outstanding at end of period	145,841	21,014						
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$7.52	$6.89	$5.01	$7.67				
Value at end of period	$8.14	$7.52	$6.89	$5.01				
Number of accumulation units outstanding at end of period	21,837	14,722	47,391	23,454				
ING VP SMALL COMPANY PORTFOLIO								
(Funds were first received in this option during January 1998)								
Value at beginning of period	$22.87	$20.16	$14.79	$19.434	$18.847	$17.81	$13.728	$13.558
Value at end of period	$25.01	$22.87	$20.16	$14.79	$19.434	$18.847	$17.81	$13.728
Number of accumulation units outstanding at end of period	273,644	270,368	230,420	196,561	131,465	86,790	36,864	25,298
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO								
(Funds were first received in this option during January 1998)								
Value at beginning of period	$16.06	$15.00	$13.31	$14.033	$14.497	$13.95	$13.136	$12.497
Value at end of period	$16.53	$16.06	$15.00	$13.31	$14.033	$14.497	$13.95	$13.136
Number of accumulation units outstanding at end of period	56,267	77,212	67,737	73,306	71,454	44,708	83,670	61,043
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO								
(Funds were first received in this option during January 1998)								
Value at beginning of period	$16.19	$14.57	$11.82	$13.823	$15.761	$16.002	$14.113	$13.699
Value at end of period	$17.04	$16.19	$14.57	$11.82	$13.823	$15.761	$16.002	$14.113
Number of accumulation units outstanding at end of period	216,238	235,562	186,384	153,004	146,446	120,341	150,454	70,991
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO								
(Funds were first received in this option during January 1998)								
Value at beginning of period	$15.91	$14.56	$12.29	$13.70	$14.857	$14.921	$13.654	$13.063
Value at end of period	$16.52	$15.91	$14.56	$12.29	$13.70	$14.857	$14.921	$13.654
Number of accumulation units outstanding at end of period	135,090	190,198	114,705	100,728	97,325	65,823	121,322	102,916

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998
ING VP VALUE OPPORTUNITY PORTFOLIO								
(Funds were first received in this option during January 1998)								
Value at beginning of period	$18.56	$16.99	$13.76	$18.74	$20.911	$19.138	$16.141	$13.404
Value at end of period	$19.70	$18.56	$16.99	$13.76	$18.74	$20.911	$19.138	$16.141
Number of accumulation units outstanding at end of period	208,804	235,566	175,631	135,961	100,115	35,815	19,877	15,014
JANUS ASPEN BALANCED PORTFOLIO								
(Funds were first received in this option during January 1998)								
Value at beginning of period	$23.28	$21.63	$19.13	$20.621	$21.825	$22.513	$17.912	$13.744
Value at end of period	$24.92	$23.28	$21.63	$19.13	$20.621	$21.825	$22.513	$17.912
Number of accumulation units outstanding at end of period	54	493,645	401,444	311,169	238,039	157,519	141,750	47,668
JANUS ASPEN FLEXIBLE BOND PORTFOLIO								
(Funds were first received in this option during January 1998)								
Value at beginning of period	$17.66	$17.14	$16.24	$14.828	$13.881	$13.175	$13.078	$12.306
Value at end of period	$17.87	$17.66	$17.14	$16.24	$14.828	$13.881	$13.175	$13.078
Number of accumulation units outstanding at end of period	5	196,825	220,008	180,492	105,379	53,425	35,683	25,566
JANUS ASPEN LARGE CAP GROWTH PORTFOLIO								
(Funds were first received in this option during January 1998)								
Value at beginning of period	$15.88	$15.33	$11.73	$16.104	$21.581	$25.471	$17.841	$13.512
Value at end of period	$16.43	$15.88	$15.33	$11.73	$16.104	$21.581	$25.471	$17.841
Number of accumulation units outstanding at end of period	43	493,053	482,648	525,669	635,214	569,519	538,138	446,603
JANUS ASPEN MID CAP GROWTH PORTFOLIO								
(Funds were first received in this option during January 1998)								
Value at beginning of period	$14.71	$12.29	$9.17	$12.837	$21.383	$31.629	$14.152	$10.427
Value at end of period	$16.38	$14.71	$12.29	$9.17	$12.837	$21.383	$31.629	$14.152
Number of accumulation units outstanding at end of period	913	1,163,047	1,069,290	1,029,117	1,011,775	758,937	608,435	320,159
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO								
(Funds were first received in this option during January 1998)								
Value at beginning of period	$17.43	$16.77	$13.64	$18.471	$24.018	$28.723	$17.615	$14.30
Value at end of period	$18.29	$17.43	$16.77	$13.64	$18.471	$24.018	$28.723	$17.615
Number of accumulation units outstanding at end of period	343	873,972	880,706	907,955	972,147	836,805	864,936	710,851
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO								
(Funds were first received in this option during April 2002)								
Value at beginning of period	$11.46	$10.26	$7.90	$9.94				
Value at end of period	$11.74	$11.46	$10.26	$7.90				
Number of accumulation units outstanding at end of period	899,583	738,288	252,309	64,173				
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO								
(Funds were first received in this option during April 2002)								
Value at beginning of period	$12.74	$10.35	$8.37	$10.07				
Value at end of period	$13.67	$12.74	$10.35	$8.37				
Number of accumulation units outstanding at end of period	342,326	158,816	106,857	36,916				

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998
NEW PERSPECTIVE FUND®								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$11.35	$9.99						
Value at end of period	$12.52	$11.35						
Number of accumulation units outstanding at end of period	126,629	49,472						
OPPENHEIMER DEVELOPING MARKETS FUND								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$29.30	$21.94						
Value at end of period	$41.03	$29.30						
Number of accumulation units outstanding at end of period	103,665	16,831						
OPPENHEIMER GLOBAL SECURITIES FUND/VA								
(Funds were first received in this option during August 1998)								
Value at beginning of period	$18.56	$15.71	$11.08	$14.347	$16.451	$15.787	$10.046	$9.275
Value at end of period	$21.04	$18.56	$15.71	$11.08	$14.347	$16.451	$15.787	$10.046
Number of accumulation units outstanding at end of period	331	657,638	469,451	245,692	107,764	43,641	10,762	7,592
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA								
(Funds were first received in this option during July 2005)								
Value at beginning of period	$10.85							
Value at end of period	$11.76							
Number of accumulation units outstanding at end of period	1,704							
OPPENHEIMER STRATEGIC BOND FUND/VA								
(Funds were first received in this option during August 1998)								
Value at beginning of period	$14.38	$13.35	$11.40	$10.702	$10.295	$10.116	$9.922	$9.935
Value at end of period	$14.64	$14.38	$13.35	$11.40	$10.702	$10.295	$10.116	$9.922
Number of accumulation units outstanding at end of period	234	116,322	55,390	27,082	12,571	7,153	5,761	2,776
PAX WORLD BALANCED FUND, INC.								
(Funds were first received in this option during July 2002)								
Value at beginning of period	$10.75	$9.56	$8.22	$8.22				
Value at end of period	$11.23	$10.75	$9.56	$8.22				
Number of accumulation units outstanding at end of period	136,795	23,476	22,809	7,092				
PIMCO VIT REAL RETURN PORTFOLIO								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$10.81	$10.27						
Value at end of period	$10.94	$10.81						
Number of accumulation units outstanding at end of period	73,154	16,991						
PIONEER EQUITY INCOME VCT PORTFOLIO								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$11.27	$9.77	$8.04	$9.66				
Value at end of period	$11.82	$11.27	$9.77	$8.04				
Number of accumulation units outstanding at end of period	212,647	90,772	110,507	46,117				

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998
PIONEER FUND VCT PORTFOLIO								
(Funds were first received in this option during June 2002)								
Value at beginning of period	$10.26	$9.30	$7.58	$8.88				
Value at end of period	$10.80	$10.26	$9.30	$7.58				
Number of accumulation units outstanding at end of period	25,360	21,023	18,505	11,262				
PIONEER HIGH YIELD VCT PORTFOLIO								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$10.68	$9.85						
Value at end of period	$10.79	$10.68						
Number of accumulation units outstanding at end of period	38,116	21,060						
PIONEER MID CAP VALUE VCT PORTFOLIO								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$14.50	$11.98	$8.79	$10.54				
Value at end of period	$15.51	$14.50	$11.98	$8.79				
Number of accumulation units outstanding at end of period	153,335	74,326	60,996	24,469				
TEMPLETON GLOBAL BOND FUND								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$11.64	$9.94						
Value at end of period	$11.19	$11.64						
Number of accumulation units outstanding at end of period	47,660	7,770						
THE GROWTH FUND OF AMERICA®								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$10.85	$9.65						
Value at end of period	$12.28	$10.85						
Number of accumulation units outstanding at end of period	450,471	128,793						
WANGER SELECT								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$11.44	$9.97						
Value at end of period	$12.53	$11.44						
Number of accumulation units outstanding at end of period	44,021	13,495						
WANGER U.S. SMALLER COMPANIES								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$11.60	$10.18						
Value at end of period	$12.80	$11.60						
Number of accumulation units outstanding at end of period	76,525	12,356						
WASHINGTON MUTUAL INVESTORS FUND[SM]								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$10.84	$9.98						
Value at end of period	$11.13	$10.84						
Number of accumulation units outstanding at end of period	250,556	88,143						

TABLE XVII

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.90%
(Selected data for accumulation units outstanding throughout each period)

	2005	2004	2003	2002	2001	2000	1999	1998
AIM V.I. CAPITAL APPRECIATION FUND								
(Funds were first received in this option during May 2000)								
Value at beginning of period	$9.41	$8.91	$6.94	$9.255	$12.173	$14.065		
Value at end of period	$10.15	$9.41	$8.91	$6.94	$9.255	$12.173		
Number of accumulation units outstanding at end of period	8,376	3,821	3,991	4,262	4,934	2,279		
AIM V.I. CORE EQUITY FUND								
(Funds were first received in this option during April 2000)								
Value at beginning of period	$8.47	$7.85	$6.36	$7.605	$9.945	$12.256		
Value at end of period	$8.84	$8.47	$7.85	$6.36	$7.605	$9.945		
Number of accumulation units outstanding at end of period	2,882	2,255	1,758	3,976	8,876	6,406		
AIM V.I. GROWTH FUND								
(Funds were first received in this option during December 1999)								
Value at beginning of period	$5.96	$5.56	$4.27	$6.246	$9.533	$12.098	$11.422	
Value at end of period	$6.35	$5.96	$5.56	$4.27	$6.246	$9.533	$12.098	
Number of accumulation units outstanding at end of period	5,164	3,857	8,879	3,914	31,877	26,082	264	
AIM V.I. PREMIER EQUITY FUND								
(Funds were first received in this option during July 1999)								
Value at beginning of period	$7.59	$7.24	$5.84	$8.454	$9.757	$11.534	$10.45	
Value at end of period	$7.95	$7.59	$7.24	$5.84	$8.454	$9.757	$11.534	
Number of accumulation units outstanding at end of period	6,399	8,499	8,159	8,539	18,379	8,902	617	
CALVERT SOCIAL BALANCED PORTFOLIO								
(Funds were first received in this option during August 1999)								
Value at beginning of period	$12.14	$11.32	$9.57	$10.991	$11.918	$12.414	$11.32	
Value at end of period	$12.71	$12.14	$11.32	$9.57	$10.991	$11.918	$12.414	
Number of accumulation units outstanding at end of period	9,860	9,191	9,574	6,989	2,331	4,895	3,589	
EUROPACIFIC GROWTH FUND®								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$11.48	$9.98						
Value at end of period	$13.77	$11.48						
Number of accumulation units outstanding at end of period	7,764	754						
EVERGREEN SPECIAL VALUES FUND								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$18.47	$16.88						
Value at end of period	$20.22	$18.47						
Number of accumulation units outstanding at end of period	4,837	491						
FIDELITY® VIP CONTRAFUND® PORTFOLIO								
(Funds were first received in this option during March 1998)								
Value at beginning of period	$15.95	$13.93	$10.94	$12.183	$14.009	$15.138	$12.293	$10.737
Value at end of period	$18.48	$15.95	$13.93	$10.94	$12.183	$14.009	$15.138	$12.293
Number of accumulation units outstanding at end of period	161,935	102,099	76,721	42,179	17,291	32,744	25,519	1,038

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998
FIDELITY® VIP EQUITY-INCOME PORTFOLIO								
(Funds were first received in this option during September 1998)								
Value at beginning of period	$13.37	$12.10	$9.37	$11.381	$12.083	$11.245	$10.671	$9.265
Value at end of period	$14.03	$13.37	$12.10	$9.37	$11.381	$12.083	$11.245	$10.671
Number of accumulation units outstanding at end of period	62,913	55,599	43,566	29,308	11,264	11,254	6,809	20
FIDELITY® VIP GROWTH PORTFOLIO								
(Funds were first received in this option during April 1998)								
Value at beginning of period	$11.89	$11.61	$8.82	$12.727	$15.596	$17.677	$12.978	$10.757
Value at end of period	$12.47	$11.89	$11.61	$8.82	$12.727	$15.596	$17.677	$12.978
Number of accumulation units outstanding at end of period	89,122	88,224	81,136	61,739	60,877	42,684	9,393	1,343
FIDELITY® VIP OVERSEAS PORTFOLIO								
(Funds were first received in this option during December 1999)								
Value at beginning of period	$11.80	$10.48	$7.37	$9.335	$11.949	$14.905	$13.705	
Value at end of period	$13.92	$11.80	$10.48	$7.37	$9.335	$11.949	$14.905	
Number of accumulation units outstanding at end of period	9,833	6,522	9,973	5,004	5,301	4,436	2,474	
FRANKLIN SMALL CAP VALUE SECURITIES FUND								
(Funds were first received in this option during March 2002)								
Value at beginning of period	$14.89	$12.14	$9.27	$11.22				
Value at end of period	$16.05	$14.89	$12.14	$9.27				
Number of accumulation units outstanding at end of period	11,194	4,281	1,975	1,120				
ING ALLIANCEBERNSTEIN MID CAP GROWTH PORTFOLIO								
(Funds were first received in this option during September 2005)								
Value at beginning of period	$11.52							
Value at end of period	$12.50							
Number of accumulation units outstanding at end of period	11							
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO								
(Funds were first received in this option during January 2003)								
Value at beginning of period	$13.99	$12.82	$10.47					
Value at end of period	$14.03	$13.99	$12.82					
Number of accumulation units outstanding at end of period	451	1,640	740					
ING AMERICAN CENTURY SELECT PORTFOLIO (INITIAL CLASS)								
(Funds were first received in this option during April 2005)								
Value at beginning of period	$9.70							
Value at end of period	$10.19							
Number of accumulation units outstanding at end of period	44,109							
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO								
(Funds were first received in this option during January 2003)								
Value at beginning of period	$13.08	$10.88	$8.18					
Value at end of period	$13.98	$13.08	$10.88					
Number of accumulation units outstanding at end of period	2,625	2,817	2,243					

	2005	2004	2003	2002	2001	2000	1999	1998
ING BARON SMALL CAP GROWTH PORTFOLIO								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$14.60	$11.51	$8.71	$10.05				
Value at end of period	$15.54	$14.60	$11.51	$8.71				
Number of accumulation units outstanding at end of period	8,895	3,586	477	11				
ING DAVIS VENTURE VALUE PORTFOLIO								
(Funds were first received in this option during January 2003)								
Value at beginning of period	$17.90	$16.65	$13.04					
Value at end of period	$18.43	$17.90	$16.65					
Number of accumulation units outstanding at end of period	1,118	411	1,605					
ING EVERGREEN HEALTH SCIENCES PORTFOLIO								
(Funds were first received in this option during June 2005)								
Value at beginning of period	$10.23							
Value at end of period	$11.23							
Number of accumulation units outstanding at end of period	785							
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO								
(Funds were first received in this option during June 2005)								
Value at beginning of period	$10.27							
Value at end of period	$11.85							
Number of accumulation units outstanding at end of period	643							
ING FUNDAMENTAL RESEARCH PORTFOLIO								
(Funds were first received in this option during January 2004)								
Value at beginning of period	$8.57	$7.94						
Value at end of period	$8.97	$8.57						
Number of accumulation units outstanding at end of period	1,277	35						
ING GOLDMAN SACHS® STRUCTURED EQUITY PORTFOLIO								
(Funds were first received in this option during March 2003)								
Value at beginning of period	$10.95	$10.16	$8.23					
Value at end of period	$11.06	$10.95	$10.16					
Number of accumulation units outstanding at end of period	640	3,065	85					
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO								
(Funds were first received in this option during August 2005)								
Value at beginning of period	$11.48							
Value at end of period	$13.44							
Number of accumulation units outstanding at end of period	829							
ING JPMORGAN INTERNATIONAL PORTFOLIO								
(Funds were first received in this option during March 1998)								
Value at beginning of period	$12.26	$10.41	$8.11	$9.991	$13.797	$17.314	$11.029	$10.02
Value at end of period	$13.37	$12.26	$10.41	$8.11	$9.991	$13.797	$17.314	$11.029
Number of accumulation units outstanding at end of period	15,315	15,140	14,013	7,663	7,080	19,569	15,231	10

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998
ING JPMORGAN MID CAP VALUE PORTFOLIO								
(Funds were first received in this option during December 2002)								
Value at beginning of period	$14.16	$11.84	$9.19	$9.16				
Value at end of period	$15.22	$14.16	$11.84	$9.19				
Number of accumulation units outstanding at end of period	7,380	1,651	706	6				
ING JPMORGAN SMALL CAP EQUITY PORTFOLIO								
(Funds were first received in this option during August 2005)								
Value at beginning of period	$11.13							
Value at end of period	$11.32							
Number of accumulation units outstanding at end of period	2,291							
ING JULIUS BAER FOREIGN PORTFOLIO								
(Funds were first received in this option during January 2005)								
Value at beginning of period	$11.48							
Value at end of period	$13.39							
Number of accumulation units outstanding at end of period	1,660							
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO								
(Funds were first received in this option during June 1998)								
Value at beginning of period	$8.56	$7.87	$5.75	$8.966	$12.097	$17.139	$11.462	$10.233
Value at end of period	$9.45	$8.56	$7.87	$5.75	$8.966	$12.097	$17.139	$11.462
Number of accumulation units outstanding at end of period	51,317	56,375	56,062	36,616	17,147	29,261	20,776	236
ING LEGG MASON VALUE PORTFOLIO								
(Funds were first received in this option during September 2005)								
Value at beginning of period	$10.75							
Value at end of period	$11.51							
Number of accumulation units outstanding at end of period	3,589							
ING MARSICO GROWTH PORTFOLIO								
(Funds were first received in this option during October 2005)								
Value at beginning of period	$10.60							
Value at end of period	$11.41							
Number of accumulation units outstanding at end of period	5							
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during August 2005)								
Value at beginning of period	$11.03							
Value at end of period	$12.46							
Number of accumulation units outstanding at end of period	239							
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during April 1998)								
Value at beginning of period	$11.77	$10.52	$8.29	$11.973	$16.057	$17.184	$11.654	$11.183
Value at end of period	$11.84	$11.77	$10.52	$8.29	$11.973	$16.057	$17.184	$11.654
Number of accumulation units outstanding at end of period	20,336	18,051	18,219	13,889	7,724	14,267	11,687	957

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998
ING MFS TOTAL RETURN PORTFOLIO								
(Funds were first received in this option during January 2004)								
Value at beginning of period	$13.20	$12.25						
Value at end of period	$13.47	$13.20						
Number of accumulation units outstanding at end of period	9,016	1,007						
ING MFS UTILITIES PORTFOLIO								
(Funds were first received in this option during November 2005)								
Value at beginning of period	$11.33							
Value at end of period	$11.44							
Number of accumulation units outstanding at end of period	9							
ING OPCAP BALANCED VALUE PORTFOLIO								
(Funds were first received in this option during December 2002)								
Value at beginning of period	$13.65	$12.48	$9.67	$9.61				
Value at end of period	$13.89	$13.65	$12.48	$9.67				
Number of accumulation units outstanding at end of period	3,846	850	410	29				
ING OPPENHEIMER GLOBAL PORTFOLIO (INITIAL CLASS)								
(Funds were first received in this option during April 2005)								
Value at beginning of period	$10.43							
Value at end of period	$12.17							
Number of accumulation units outstanding at end of period	159,941							
ING OPPENHEIMER MAIN STREET PORTFOLIO®								
(Funds were first received in this option during October 2005)								
Value at beginning of period	$10.40							
Value at end of period	$11.00							
Number of accumulation units outstanding at end of period	6							
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO								
(Funds were first received in this option during April 2005)								
Value at beginning of period	$9.99							
Value at end of period	$10.14							
Number of accumulation units outstanding at end of period	38,834							
ING PIMCO HIGH YIELD PORTFOLIO								
(Funds were first received in this option during July 2005)								
Value at beginning of period	$10.42							
Value at end of period	$10.51							
Number of accumulation units outstanding at end of period	758							
ING PIMCO TOTAL RETURN PORTFOLIO								
(Funds were first received in this option during June 2002)								
Value at beginning of period	$11.45	$11.08	$10.74	$10.16				
Value at end of period	$11.59	$11.45	$11.08	$10.74				
Number of accumulation units outstanding at end of period	40,010	28,671	20,126	423				

	2005	2004	2003	2002	2001	2000	1999	1998
ING SOLUTION 2015 PORTFOLIO								
(Funds were first received in this option during September 2005)								
Value at beginning of period	$10.57							
Value at end of period	$10.70							
Number of accumulation units outstanding at end of period	425							
ING SOLUTION 2025 PORTFOLIO								
(Funds were first received in this option during September 2005)								
Value at beginning of period	$10.71							
Value at end of period	$10.93							
Number of accumulation units outstanding at end of period	61							
ING SOLUTION 2035 PORTFOLIO								
(Funds were first received in this option during December 2005)								
Value at beginning of period	$11.08							
Value at end of period	$11.09							
Number of accumulation units outstanding at end of period	2							
ING SOLUTION 2045 PORTFOLIO								
(Funds were first received in this option during September 2005)								
Value at beginning of period	$10.91							
Value at end of period	$11.30							
Number of accumulation units outstanding at end of period	9							
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO								
(Funds were first received in this option during September 2005)								
Value at beginning of period	$10.66							
Value at end of period	$10.96							
Number of accumulation units outstanding at end of period	1,515							
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO								
(Funds were first received in this option during April 2005)								
Value at beginning of period	$10.25							
Value at end of period	$11.48							
Number of accumulation units outstanding at end of period	68,185							
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO								
(Funds were first received in this option during January 2004)								
Value at beginning of period	$14.77	$13.28						
Value at end of period	$15.21	$14.77						
Number of accumulation units outstanding at end of period	4,885	734						
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO								
(Funds were first received in this option during April 1998)								
Value at beginning of period	$13.55	$12.43	$9.58	$12.601	$14.163	$14.296	$11.792	$10.84
Value at end of period	$14.26	$13.55	$12.43	$9.58	$12.601	$14.163	$14.296	$11.792
Number of accumulation units outstanding at end of period	33,026	35,900	30,896	24,357	13,888	8,707	6,405	169

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO								
(Funds were first received in this option during April 1998)								
Value at beginning of period	$10.88	$9.57	$7.72	$10.378	$13.236	$13.982	$11.375	$10.954
Value at end of period	$11.79	$10.88	$9.57	$7.72	$10.378	$13.236	$13.982	$11.375
Number of accumulation units outstanding at end of period	18,013	19,509	17,592	14,360	7,346	11,609	8,901	828
ING VAN KAMPEN COMSTOCK PORTFOLIO								
(Funds were first received in this option during November 2002)								
Value at beginning of period	$12.38	$10.70	$8.33	$8.35				
Value at end of period	$12.69	$12.38	$10.70	$8.33				
Number of accumulation units outstanding at end of period	25,253	9,595	1,487	16				
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (INITIAL CLASS)								
(Funds were first received in this option during April 2005)								
Value at beginning of period	$10.34							
Value at end of period	$11.10							
Number of accumulation units outstanding at end of period	58,428							
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO								
(Funds were first received in this option during October 2005)								
Value at beginning of period	$10.84							
Value at end of period	$11.07							
Number of accumulation units outstanding at end of period	393							
ING VP BALANCED PORTFOLIO, INC.								
(Funds were first received in this option during April 1998)								
Value at beginning of period	$13.34	$12.31	$10.45	$11.751	$12.379	$12.561	$11.157	$10.451
Value at end of period	$13.79	$13.34	$12.31	$10.45	$11.751	$12.379	$12.561	$11.157
Number of accumulation units outstanding at end of period	31,122	30,371	32,732	24,613	18,354	21,070	13,521	1,648
ING VP FINANCIAL SERVICES PORTFOLIO								
(Funds were first received in this option during January 2005)								
Value at beginning of period	$10.96							
Value at end of period	$11.90							
Number of accumulation units outstanding at end of period	1,188							
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO								
(Funds were first received in this option during July 2000)								
Value at beginning of period	$3.66	$3.74	$2.60	$4.46	$5.842	$9.925		
Value at end of period	$4.06	$3.66	$3.74	$2.60	$4.46	$5.842		
Number of accumulation units outstanding at end of period	17,440	20,733	17,133	6,165	15,740	8,843		
ING VP GROWTH AND INCOME PORTFOLIO								
(Funds were first received in this option during March 1998)								
Value at beginning of period	$8.95	$8.33	$6.67	$8.971	$11.094	$12.572	$10.804	$10.562
Value at end of period	$9.59	$8.95	$8.33	$6.67	$8.971	$11.094	$12.572	$10.804
Number of accumulation units outstanding at end of period	169,584	198,181	208,104	171,718	90,960	131,645	128,637	8,243

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998
ING VP GROWTH PORTFOLIO								
(Funds were first received in this option during April 1998)								
Value at beginning of period	$10.34	$9.73	$7.53	$10.598	$14.801	$16.962	$12.681	$10.958
Value at end of period	$11.21	$10.34	$9.73	$7.53	$10.598	$14.801	$16.962	$12.681
Number of accumulation units outstanding at end of period	13,515	16,929	22,925	19,311	19,302	18,739	4,182	628
ING VP INDEX PLUS LARGECAP PORTFOLIO								
(Funds were first received in this option during March 1998)								
Value at beginning of period	$12.31	$11.23	$8.99	$11.556	$13.50	$15.036	$12.206	$10.648
Value at end of period	$12.86	$12.31	$11.23	$8.99	$11.556	$13.50	$15.036	$12.206
Number of accumulation units outstanding at end of period	94,961	67,929	64,085	46,181	39,494	35,744	14,614	2,384
ING VP INDEX PLUS MIDCAP PORTFOLIO								
(Funds were first received in this option during September 1999)								
Value at beginning of period	$19.24	$16.65	$12.69	$14.561	$14.89	$12.529	$11.099	
Value at end of period	$21.19	$19.24	$16.65	$12.69	$14.561	$14.89	$12.529	
Number of accumulation units outstanding at end of period	50,441	24,390	16,411	11,144	6,947	3,893	42	
ING VP INDEX PLUS SMALLCAP PORTFOLIO								
(Funds were first received in this option during September 1998)								
Value at beginning of period	$15.05	$12.44	$9.22	$10.716	$10.559	$9.702	$8.837	$9.582
Value at end of period	$16.05	$15.05	$12.44	$9.22	$10.716	$10.559	$9.702	$8.837
Number of accumulation units outstanding at end of period	39,820	14,248	7,682	4,527	1,350	1,100	586	62
ING VP INTERMEDIATE BOND PORTFOLIO								
(Funds were first received in this option during March 1998)								
Value at beginning of period	$14.43	$13.88	$13.18	$12.273	$11.388	$10.481	$10.654	$10.07
Value at end of period	$14.75	$14.43	$13.88	$13.18	$12.273	$11.388	$10.481	$10.654
Number of accumulation units outstanding at end of period	48,294	35,058	29,605	12,079	8,760	3,653	2,670	383
ING VP INTERNATIONAL EQUITY PORTFOLIO								
(Funds were first received in this option during September 1999)								
Value at beginning of period	$9.66	$8.32	$6.35	$8.744	$11.592	$14.68	$11.286	
Value at end of period	$11.18	$9.66	$8.32	$6.35	$8.744	$11.592	$14.68	
Number of accumulation units outstanding at end of period	2,775	1,494	2,064	1,593	2,216	1,341	24	
ING VP INTERNATIONAL VALUE PORTFOLIO								
(Funds were first received in this option during March 2002)								
Value at beginning of period	$12.01	$10.32	$8.02	$9.88				
Value at end of period	$13.03	$12.01	$10.32	$8.02				
Number of accumulation units outstanding at end of period	4,867	1,708	1,724	871				
ING VP MIDCAP OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during January 2003)								
Value at beginning of period	$10.41	$9.41	$7.20					
Value at end of period	$11.38	$10.41	$9.41					
Number of accumulation units outstanding at end of period	1,310	794	338					

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998
ING VP MONEY MARKET PORTFOLIO								
(Funds were first received in this option during October 1998)								
Value at beginning of period	$11.84	$11.82	$11.82	$11.74	$11.398	$10.811	$10.381	$10.297
Value at end of period	$12.09	$11.84	$11.82	$11.82	$11.74	$11.398	$10.811	$10.381
Number of accumulation units outstanding at end of period	35,204	26,478	45,067	13,540	14,165	21,482	11,232	1,235
ING VP NATURAL RESOURCES TRUST								
(Funds were first received in this option during February 2001)								
Value at beginning of period	$13.03	$11.67	$9.02	$9.295	$11.304			
Value at end of period	$18.44	$13.03	$11.67	$9.02	$9.295			
Number of accumulation units outstanding at end of period	6,584	1,052	1,078	1,078	5			
ING VP REAL ESTATE PORTFOLIO								
(Funds were first received in this option during August 2004)								
Value at beginning of period	$13.92	$11.68						
Value at end of period	$15.52	$13.92						
Number of accumulation units outstanding at end of period	4,851	108						
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during March 2002)								
Value at beginning of period	$7.51	$6.88	$5.01	$7.80				
Value at end of period	$8.12	$7.51	$6.88	$5.01				
Number of accumulation units outstanding at end of period	883	310	795	177				
ING VP SMALL COMPANY PORTFOLIO								
(Funds were first received in this option during April 1998)								
Value at beginning of period	$15.80	$13.94	$10.23	$13.447	$13.048	$12.336	$9.513	$10.939
Value at end of period	$17.27	$15.80	$13.94	$10.23	$13.447	$13.048	$12.336	$9.513
Number of accumulation units outstanding at end of period	24,615	21,355	26,389	23,170	22,619	13,291	6,872	2,604
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO								
(Funds were first received in this option during May 1998)								
Value at beginning of period	$12.62	$11.79	$10.47	$11.04	$11.412	$10.986	$10.351	$10.39
Value at end of period	$12.98	$12.62	$11.79	$10.47	$11.04	$11.412	$10.986	$10.351
Number of accumulation units outstanding at end of period	856	1,173	2,464	2,987	3,430	1,924	549	37
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO								
(Funds were first received in this option during October 1998)								
Value at beginning of period	$11.38	$10.25	$8.32	$9.734	$11.104	$11.279	$9.953	$9.227
Value at end of period	$11.98	$11.38	$10.25	$8.32	$9.734	$11.104	$11.279	$9.953
Number of accumulation units outstanding at end of period	2,399	1,087	3,045	2,511	2,015	22,446	19,046	212
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO								
(Funds were first received in this option during August 1999)								
Value at beginning of period	$11.82	$10.82	$9.14	$10.195	$11.061	$11.115	$10.489	
Value at end of period	$12.27	$11.82	$10.82	$9.14	$10.195	$11.061	$11.115	
Number of accumulation units outstanding at end of period	2,383	878	525	1,352	2,380	6,135	4,102	

	2005	2004	2003	2002	2001	2000	1999	1998
ING VP VALUE OPPORTUNITY PORTFOLIO								
(Funds were first received in this option during March 1998)								
Value at beginning of period	$13.14	$12.04	$9.75	$13.287	$14.834	$13.583	$11.462	$10.515
Value at end of period	$13.94	$13.14	$12.04	$9.75	$13.287	$14.834	$13.583	$11.462
Number of accumulation units outstanding at end of period	28,001	21,027	21,323	18,033	11,962	7,999	6,154	3,526
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO								
(Funds were first received in this option during March 2002)								
Value at beginning of period	$11.44	$10.25	$7.89	$9.94				
Value at end of period	$11.71	$11.44	$10.25	$7.89				
Number of accumulation units outstanding at end of period	35,506	20,384	10,722	4,598				
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO								
(Funds were first received in this option during March 2002)								
Value at beginning of period	$12.71	$10.34	$8.36	$9.69				
Value at end of period	$13.64	$12.71	$10.34	$8.36				
Number of accumulation units outstanding at end of period	24,908	8,606	4,787	3,359				
NEW PERSPECTIVE FUND®								
(Funds were first received in this option during August 2004)								
Value at beginning of period	$11.35	$9.70						
Value at end of period	$12.51	$11.35						
Number of accumulation units outstanding at end of period	3,375	1,714						
OPPENHEIMER DEVELOPING MARKETS FUND								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$29.24	$21.85						
Value at end of period	$40.92	$29.24						
Number of accumulation units outstanding at end of period	7,451	2,295						
OPPENHEIMER GLOBAL SECURITIES FUND/VA								
(Funds were first received in this option during July 2000)								
Value at beginning of period	$18.50	$15.66	$11.05	$14.321	$16.429	$17.689		
Value at end of period	$20.96	$18.50	$15.66	$11.05	$14.321	$16.429		
Number of accumulation units outstanding at end of period	61	29,947	18,329	9,472	6,138	3,722		
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA								
(Funds were first received in this option during July 2005)								
Value at beginning of period	$11.23							
Value at end of period	$11.75							
Number of accumulation units outstanding at end of period	90							
PAX WORLD BALANCED FUND, INC.								
(Funds were first received in this option during January 2005)								
Value at beginning of period	$10.54							
Value at end of period	$11.20							
Number of accumulation units outstanding at end of period	957							

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998
PIMCO VIT REAL RETURN PORTFOLIO								
(Funds were first received in this option during November 2004)								
Value at beginning of period	$10.81	$10.60						
Value at end of period	$10.93	$10.81						
Number of accumulation units outstanding at end of period	4,241	93						
PIONEER EQUITY INCOME VCT PORTFOLIO								
(Funds were first received in this option during March 2002)								
Value at beginning of period	$11.25	$9.76	$8.03	$9.84				
Value at end of period	$11.79	$11.25	$9.76	$8.03				
Number of accumulation units outstanding at end of period	12,253	8,283	7,813	3,893				
PIONEER FUND VCT PORTFOLIO								
(Funds were first received in this option during January 2003)								
Value at beginning of period	$10.24	$9.29	$7.90					
Value at end of period	$10.77	$10.24	$9.29					
Number of accumulation units outstanding at end of period	2,098	1,035	9					
PIONEER HIGH YIELD VCT PORTFOLIO								
(Funds were first received in this option during October 2004)								
Value at beginning of period	$10.67	$10.39						
Value at end of period	$10.78	$10.67						
Number of accumulation units outstanding at end of period	1,402	271						
PIONEER MID CAP VALUE VCT PORTFOLIO								
(Funds were first received in this option during March 2002)								
Value at beginning of period	$14.48	$11.96	$8.78	$10.39				
Value at end of period	$15.48	$14.48	$11.96	$8.78				
Number of accumulation units outstanding at end of period	16,736	6,231	1,839	38				
TEMPLETON GLOBAL BOND FUND								
(Funds were first received in this option during October 2004)								
Value at beginning of period	$17.34	$15.69						
Value at end of period	$16.66	$17.34						
Number of accumulation units outstanding at end of period	4,884	142						
THE GROWTH FUND OF AMERICA®								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$10.84	$10.03						
Value at end of period	$12.27	$10.84						
Number of accumulation units outstanding at end of period	18,307	6,069						
WANGER SELECT								
(Funds were first received in this option during August 2004)								
Value at beginning of period	$11.43	$9.50						
Value at end of period	$12.52	$11.43						
Number of accumulation units outstanding at end of period	2,251	23						

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998
WANGER U.S. SMALLER COMPANIES								
(Funds were first received in this option during January 2005)								
Value at beginning of period	$11.21							
Value at end of period	$12.79							
Number of accumulation units outstanding at end of period	1,069							
WASHINGTON MUTUAL INVESTORS FUND[SM]								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$10.84	$10.17						
Value at end of period	$11.12	$10.84						
Number of accumulation units outstanding at end of period	12,261	4,468						

TABLE XVIII

FOR CONTRACTS ISSUED UNDER 403(b) 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.95%
(Selected data for accumulation units outstanding throughout each period)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
AIM V.I. CAPITAL APPRECIATION FUND										
(Funds were first received in this option during June 1999)										
Value at beginning of period	$9.38	$8.88	$6.92	$9.242	$12.162	$13.781	$10.487			
Value at end of period	$10.12	$9.38	$8.88	$6.92	$9.242	$12.162	$13.781			
Number of accumulation units outstanding at end of period	117,499	76,699	91,829	78,026	77,645	47,485	613			
AIM V.I. CORE EQUITY FUND										
(Funds were first received in this option during July 1999)										
Value at beginning of period	$8.45	$7.83	$6.35	$7.595	$9.937	$11.74	$10.261			
Value at end of period	$8.81	$8.45	$7.83	$6.35	$7.595	$9.937	$11.74			
Number of accumulation units outstanding at end of period	133,038	120,404	151,077	136,853	137,710	95,583	10,352			
AIM V.I. GROWTH FUND										
(Funds were first received in this option during May 1999)										
Value at beginning of period	$5.94	$5.54	$4.27	$6.238	$9.525	$12.094	$9.465			
Value at end of period	$6.33	$5.94	$5.54	$4.27	$6.238	$9.525	$12.094			
Number of accumulation units outstanding at end of period	142,998	121,859	107,652	86,609	91,693	85,385	6,722			
AIM V.I. PREMIER EQUITY FUND										
(Funds were first received in this option during June 1999)										
Value at beginning of period	$7.57	$7.23	$5.83	$8.443	$9.748	$11.53	$9.827			
Value at end of period	$7.92	$7.57	$7.23	$5.83	$8.443	$9.748	$11.53			
Number of accumulation units outstanding at end of period	127,356	145,708	144,962	135,402	64,852	31,332	14,638			

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
CALVERT SOCIAL BALANCED PORTFOLIO										
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)										
Value at beginning of period	$16.23	$15.13	$12.80	$14.715	$15.964	$16.636	$14.965	$12.994	$10.924	$10.00
Value at end of period	$16.98	$16.23	$15.13	$12.80	$14.715	$15.964	$16.636	$14.965	$12.994	$10.924
Number of accumulation units outstanding at end of period	110,974	52,199	81,001	77,039	74,268	68,102	117,902	95,020	93,905	19,808
EUROPACIFIC GROWTH FUND®										
(Funds were first received in this option during June 2004)										
Value at beginning of period	$11.47	$9.99								
Value at end of period	$13.76	$11.47								
Number of accumulation units outstanding at end of period	65,346	29,104								
EVERGREEN SPECIAL VALUES FUND										
(Funds were first received in this option during January 2001)										
Value at beginning of period	$18.43	$15.50	$11.56	$12.556	$10.967					
Value at end of period	$20.16	$18.43	$15.50	$11.56	$12.556					
Number of accumulation units outstanding at end of period	72,797	48,298	23,843	23,312	15,173					
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)										
Value at beginning of period	$23.02	$20.13	$15.82	$17.614	$20.265	$21.908	$17.80	$13.825	$11.243	$10.00
Value at end of period	$26.67	$23.02	$20.13	$15.82	$17.614	$20.265	$21.908	$17.80	$13.825	$11.243
Number of accumulation units outstanding at end of period	3,733,726	771,059	733,980	639,593	545,557	427,085	357,610	254,734	266,396	95,199
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)										
Value at beginning of period	$18.97	$17.17	$13.30	$16.166	$17.172	$15.989	$15.18	$13.729	$10.819	$10.00
Value at end of period	$19.89	$18.97	$17.17	$13.30	$16.166	$17.172	$15.989	$15.18	$13.729	$10.819
Number of accumulation units outstanding at end of period	697,110	568,436	534,835	463,075	409,962	306,174	188,394	147,150	125,669	27,639
FIDELITY® VIP GROWTH PORTFOLIO										
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)										
Value at beginning of period	$16.00	$15.62	$11.87	$17.147	$21.023	$23.84	$17.512	$12.674	$10.362	$10.00
Value at end of period	$16.77	$16.00	$15.62	$11.87	$17.147	$21.023	$23.84	$17.512	$12.674	$10.362
Number of accumulation units outstanding at end of period	831,960	707,614	829,140	811,549	756,416	573,111	345,699	165,194	150,612	54,133

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
FIDELITY® VIP OVERSEAS PORTFOLIO										
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)										
Value at beginning of period	$14.68	$13.05	$9.19	$11.633	$14.898	$18.593	$13.16	$11.783	$10.664	$10.00
Value at end of period	$17.32	$14.68	$13.05	$9.19	$11.633	$14.898	$18.593	$13.16	$11.783	$10.664
Number of accumulation units outstanding at end of period	121,639	91,364	48,527	29,735	24,429	25,964	10,723	9,217	20,273	3,820
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
(Funds were first received in this option during December 2001)										
Value at beginning of period	$14.86	$12.12	$9.26	$10.307	$10.307					
Value at end of period	$16.01	$14.86	$12.12	$9.26	$10.307					
Number of accumulation units outstanding at end of period	152,127	113,358	71,086	39,468	237					
ING ALLIANCEBERNSTEIN MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$11.69									
Value at end of period	$12.50									
Number of accumulation units outstanding at end of period	172									
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO										
(Funds were first received in this option during January 2003)										
Value at beginning of period	$13.96	$12.81	$10.47							
Value at end of period	$14.01	$13.96	$12.81							
Number of accumulation units outstanding at end of period	13,140	16,982	13,915							
ING AMERICAN CENTURY SELECT PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$9.70									
Value at end of period	$10.19									
Number of accumulation units outstanding at end of period	403,792									
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$13.06	$10.87	$8.10	$10.05						
Value at end of period	$13.96	$13.06	$10.87	$8.10						
Number of accumulation units outstanding at end of period	1,082,078	35,545	13,130	1,360						
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period	$14.58	$11.50	$8.70	$9.84						
Value at end of period	$15.51	$14.58	$11.50	$8.70						
Number of accumulation units outstanding at end of period	1,132,614	56,330	20,763	4,066						

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING DAVIS VENTURE VALUE PORTFOLIO										
(Funds were first received in this option during September 2002)										
Value at beginning of period	$17.87	$16.64	$11.94	$10.95						
Value at end of period	$18.39	$17.87	$16.64	$11.94						
Number of accumulation units outstanding at end of period	14,936	19,333	14,233	451						
ING EVERGREEN HEALTH SCIENCES PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$10.29									
Value at end of period	$11.23									
Number of accumulation units outstanding at end of period	4,286									
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$10.26									
Value at end of period	$11.85									
Number of accumulation units outstanding at end of period	9,186									
ING FUNDAMENTAL RESEARCH PORTFOLIO										
(Funds were first received in this option during August 2002)										
Value at beginning of period	$8.55	$7.85	$6.22	$6.64						
Value at end of period	$8.96	$8.55	$7.85	$6.22						
Number of accumulation units outstanding at end of period	6,299	5,687	2,567	91						
ING GOLDMAN SACHS® STRUCTURED EQUITY PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period	$10.93	$10.15	$8.29	$9.16						
Value at end of period	$11.04	$10.93	$10.15	$8.29						
Number of accumulation units outstanding at end of period	3,662	2,308	1,900	376						
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$10.14									
Value at end of period	$13.43									
Number of accumulation units outstanding at end of period	6,921									
ING JPMORGAN INTERNATIONAL PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$15.06	$12.79	$9.98	$12.294	$16.987	$21.327	$13.592	$11.522	$11.376	
Value at end of period	$16.42	$15.06	$12.79	$9.98	$12.294	$16.987	$21.327	$13.592	$11.522	
Number of accumulation units outstanding at end of period	252,419	160,285	193,123	248,518	244,684	237,253	248,204	234,075	351,150	
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period	$14.14	$11.83	$9.19	$9.64						
Value at end of period	$15.19	$14.14	$11.83	$9.19						
Number of accumulation units outstanding at end of period	58,226	34,196	17,547	3,891						

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING JPMORGAN SMALL CAP EQUITY PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$10.65									
Value at end of period	$11.32									
Number of accumulation units outstanding at end of period	197									
ING JULIUS BAER FOREIGN PORTFOLIO										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$11.71	$9.85								
Value at end of period	$13.38	$11.71								
Number of accumulation units outstanding at end of period	20,784	6,606								
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$9.51	$8.75	$6.39	$9.971	$13.46	$19.08	$12.767	$9.94	$10.062	
Value at end of period	$10.49	$9.51	$8.75	$6.39	$9.971	$13.46	$19.08	$12.767	$9.94	
Number of accumulation units outstanding at end of period	588,486	498,958	556,545	600,762	610,352	526,040	684,437	626,638	795,375	
ING LEGG MASON PARTNERS LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$9.53									
Value at end of period	$10.77									
Number of accumulation units outstanding at end of period	47,938									
ING LEGG MASON VALUE PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$10.20									
Value at end of period	$11.51									
Number of accumulation units outstanding at end of period	4,491									
ING MARSICO GROWTH PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$10.40									
Value at end of period	$11.41									
Number of accumulation units outstanding at end of period	3,537									
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$10.20									
Value at end of period	$12.46									
Number of accumulation units outstanding at end of period	651									
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$15.77	$14.10	$11.12	$16.07	$21.561	$23.087	$15.664	$12.478	$12.296	
Value at end of period	$15.86	$15.77	$14.10	$11.12	$16.07	$21.561	$23.087	$15.664	$12.478	
Number of accumulation units outstanding at end of period	215,617	171,617	234,751	251,887	248,057	214,279	121,012	103,317	96,338	

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING MFS TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during June 2003)										
Value at beginning of period	$13.18	$11.97	$11.21							
Value at end of period	$13.43	$13.18	$11.97							
Number of accumulation units outstanding at end of period	122,826	72,199	16,439							
ING MFS UTILITIES PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$10.75									
Value at end of period	$11.43									
Number of accumulation units outstanding at end of period	9,214									
ING OPCAP BALANCED VALUE PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period	$13.63	$12.47	$9.66	$10.72						
Value at end of period	$13.86	$13.63	$12.47	$9.66						
Number of accumulation units outstanding at end of period	51,465	46,042	29,965	235						
ING OPPENHEIMER GLOBAL PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$10.13									
Value at end of period	$12.17									
Number of accumulation units outstanding at end of period	1,911,047									
ING OPPENHEIMER MAIN STREET PORTFOLIO®										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$10.51									
Value at end of period	$11.00									
Number of accumulation units outstanding at end of period	455									
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$10.00									
Value at end of period	$10.14									
Number of accumulation units outstanding at end of period	502,892									
ING PIMCO HIGH YIELD PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$10.30									
Value at end of period	$10.50									
Number of accumulation units outstanding at end of period	2,243									
ING PIMCO TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period	$11.44	$11.07	$10.74	$10.17						
Value at end of period	$11.57	$11.44	$11.07	$10.74						
Number of accumulation units outstanding at end of period	280,724	222,087	185,400	64,232						

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING SOLUTION 2015 PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$10.30									
Value at end of period	$10.70									
Number of accumulation units outstanding at end of period	58,032									
ING SOLUTION 2025 PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$10.31									
Value at end of period	$10.93									
Number of accumulation units outstanding at end of period	69,241									
ING SOLUTION 2035 PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$10.17									
Value at end of period	$11.09									
Number of accumulation units outstanding at end of period	43,512									
ING SOLUTION 2045 PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$10.40									
Value at end of period	$11.30									
Number of accumulation units outstanding at end of period	13,599									
ING SOLUTION INCOME PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$10.19									
Value at end of period	$10.32									
Number of accumulation units outstanding at end of period	3,151									
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$10.16									
Value at end of period	$10.95									
Number of accumulation units outstanding at end of period	52,630									
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during March 2005)										
Value at beginning of period	$9.89									
Value at end of period	$11.48									
Number of accumulation units outstanding at end of period	1,243,094									
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during May 2003)										
Value at beginning of period	$14.74	$12.95	$10.73							
Value at end of period	$15.17	$14.74	$12.95							
Number of accumulation units outstanding at end of period	1,942,379	47,173	3,114							

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$19.31	$17.72	$13.66	$17.98	$20.219	$20.418	$16.851	$13.332	$13.062	
Value at end of period	$20.31	$19.31	$17.72	$13.66	$17.98	$20.219	$20.418	$16.851	$13.332	
Number of accumulation units outstanding at end of period	944,865	366,063	380,043	329,144	353,929	310,665	257,759	197,938	238,562	
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$10.14	$8.92	$7.21	$9.686	$12.361	$13.064	$10.633	$8.727	$8.897	
Value at end of period	$10.99	$10.14	$8.92	$7.21	$9.686	$12.361	$13.064	$10.633	$8.727	
Number of accumulation units outstanding at end of period	313,718	251,554	284,369	339,751	352,288	344,610	259,783	237,867	484,407	
ING VAN KAMPEN COMSTOCK PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period	$12.36	$10.69	$8.32	$9.53						
Value at end of period	$12.67	$12.36	$10.69	$8.32						
Number of accumulation units outstanding at end of period	177,805	67,854	33,092	6,264						
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$10.16									
Value at end of period	$11.10									
Number of accumulation units outstanding at end of period	887,069									
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$10.48									
Value at end of period	$11.07									
Number of accumulation units outstanding at end of period	12,180									
ING VP BALANCED PORTFOLIO, INC.										
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)										
Value at beginning of period	$18.27	$16.85	$14.31	$16.112	$16.981	$17.24	$15.32	$13.226	$10.902	$10.00
Value at end of period	$18.86	$18.27	$16.85	$14.31	$16.112	$16.981	$17.24	$15.32	$13.226	$10.902
Number of accumulation units outstanding at end of period	667,243	349,405	485,183	485,662	627,674	592,454	565,751	468,468	986,711	702,222
ING VP FINANCIAL SERVICES PORTFOLIO										
(Funds were first received in this option during November 2004)										
Value at beginning of period	$11.15	$9.99								
Value at end of period	$11.89	$11.15								
Number of accumulation units outstanding at end of period	921	10								

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO										
(Funds were first received in this option during May 2000)										
Value at beginning of period	$3.65	$3.74	$2.59	$4.456	$5.84	$9.735				
Value at end of period	$4.04	$3.65	$3.74	$2.59	$4.456	$5.84				
Number of accumulation units outstanding at end of period	377,882	356,885	413,691	180,750	126,033	55,835				
ING VP GROWTH AND INCOME PORTFOLIO										
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)										
Value at beginning of period	$13.82	$12.87	$10.31	$13.874	$17.166	$19.464	$16.735	$14.756	$11.469	$10.00
Value at end of period	$14.80	$13.82	$12.87	$10.31	$13.874	$17.166	$19.464	$16.736	$14.756	$11.469
Number of accumulation units outstanding at end of period	1,962,636	1,979,763	2,504,149	2,717,004	3,054,662	3,034,488	2,450,338	2,224,467	3,760,076	2,876,728
ING VP GROWTH PORTFOLIO										
(Funds were first received in this option during August 1997)										
Value at beginning of period	$14.64	$13.79	$10.68	$15.167	$20.994	$24.071	$18.005	$13.202	$12.787	
Value at end of period	$15.86	$14.64	$13.79	$10.68	$15.167	$20.994	$24.071	$18.005	$13.202	
Number of accumulation units outstanding at end of period	141,414	142,836	155,151	138,901	142,510	99,761	53,957	25,778	1,880	
ING VP INDEX PLUS LARGECAP PORTFOLIO										
(The initial accumulation unit value was established during August 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)										
Value at beginning of period	$19.01	$17.35	$13.89	$17.869	$20.885	$23.273	$18.902	$14.50	$10.934	$10.00
Value at end of period	$19.84	$19.01	$17.35	$13.89	$17.869	$20.885	$23.273	$18.902	$14.50	$10.934
Number of accumulation units outstanding at end of period	749,446	623,073	676,178	583,692	520,590	364,048	297,994	108,387	62,360	2,697
ING VP INDEX PLUS MIDCAP PORTFOLIO										
(Funds were first received in this option during May 1998)										
Value at beginning of period	$19.18	$16.60	$12.66	$14.534	$14.87	$12.519	$10.913	$10.108		
Value at end of period	$21.11	$19.18	$16.60	$12.66	$14.534	$14.87	$12.519	$10.913		
Number of accumulation units outstanding at end of period	1,854,855	402,880	334,282	265,296	156,767	67,543	2,500	564		
ING VP INDEX PLUS SMALLCAP PORTFOLIO										
(Funds were first received in this option during June 1998)										
Value at beginning of period	$15.00	$12.40	$9.20	$10.696	$10.545	$9.694	$8.834	$9.366		
Value at end of period	$15.99	$15.00	$12.40	$9.20	$10.696	$10.545	$9.694	$8.834		
Number of accumulation units outstanding at end of period	285,564	241,959	191,912	168,927	58,078	16,219	16,330	2,625		

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING VP INTERMEDIATE BOND PORTFOLIO										
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)										
Value at beginning of period	$16.30	$15.69	$14.90	$13.883	$12.889	$11.867	$12.07	$11.268	$10.503	$10.00
Value at end of period	$16.65	$16.30	$15.69	$14.90	$13.883	$12.889	$11.867	$12.07	$11.268	$10.503
Number of accumulation units outstanding at end of period	1,084,691	526,519	506,342	526,766	471,125	339,119	228,114	187,653	251,156	161,765
ING VP INTERNATIONAL EQUITY PORTFOLIO										
(Funds were first received in this option during May 1998)										
Value at beginning of period	$9.62	$8.29	$6.34	$8.728	$11.576	$14.668	$9.785	$10.103		
Value at end of period	$11.14	$9.62	$8.29	$6.34	$8.728	$11.576	$14.668	$9.785		
Number of accumulation units outstanding at end of period	62,731	47,929	40,439	30,253	25,722	10,160	4,750	1,247		
ING VP INTERNATIONAL VALUE PORTFOLIO										
(Funds were first received in this option during December 2001)										
Value at beginning of period	$11.99	$10.31	$8.01	$9.555	$9.555					
Value at end of period	$13.00	$11.99	$10.31	$8.01	$9.555					
Number of accumulation units outstanding at end of period	2,394,887	66,697	50,505	21,576	3,903					
ING VP MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during December 2001)										
Value at beginning of period	$10.39	$9.40	$6.95	$9.458	$9.458					
Value at end of period	$11.36	$10.39	$9.40	$6.95	$9.458					
Number of accumulation units outstanding at end of period	38,695	36,782	14,926	1,685	1,007					
ING VP MONEY MARKET PORTFOLIO										
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)										
Value at beginning of period	$12.76	$12.74	$12.75	$12.666	$12.303	$11.675	$11.217	$10.738	$10.277	$10.00
Value at end of period	$13.02	$12.76	$12.74	$12.75	$12.666	$12.303	$11.675	$11.217	$10.738	$10.277
Number of accumulation units outstanding at end of period	971,457	410,423	599,767	598,539	907,363	453,479	392,226	127,186	147,123	39,811
ING VP NATURAL RESOURCES TRUST										
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)										
Value at beginning of period	$14.85	$13.31	$10.29	$10.614	$12.747	$10.871	$9.619	$12.082	$11.383	$10.00
Value at end of period	$21.02	$14.85	$13.31	$10.29	$10.614	$12.747	$10.871	$9.619	$12.082	$11.383
Number of accumulation units outstanding at end of period	95,268	20,993	11,487	20,850	23,358	19,716	51,656	51,077	85,577	5,295
ING VP REAL ESTATE PORTFOLIO										
(Funds were first received in this option during June 2004)										
Value at beginning of period	$13.91	$10.63								
Value at end of period	$15.50	$13.91								
Number of accumulation units outstanding at end of period	23,434	18,544								

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during December 2001)										
Value at beginning of period	$7.50	$6.87	$5.00	$8.958	$8.958					
Value at end of period	$8.10	$7.50	$6.87	$5.00	$8.958					
Number of accumulation units outstanding at end of period	14,873	10,741	22,817	5,218	1,639					
ING VP SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during December 1997)										
Value at beginning of period	$22.69	$20.03	$14.71	$19.342	$18.777	$17.762	$13.704	$13.684	$13.119	
Value at end of period	$24.79	$22.69	$20.03	$14.71	$19.342	$18.777	$17.762	$13.704	$13.684	
Number of accumulation units outstanding at end of period	140,177	138,534	185,488	154,146	133,977	75,787	54,303	44,944	2,124	
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)										
Value at beginning of period	$15.92	$14.88	$13.22	$13.954	$14.43	$13.899	$13.102	$12.369	$10.905	$10.00
Value at end of period	$16.37	$15.92	$14.88	$13.22	$13.954	$14.43	$13.899	$13.102	$12.369	$10.905
Number of accumulation units outstanding at end of period	64,880	46,656	44,192	31,712	32,433	29,661	38,639	55,494	47,726	61
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO										
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)										
Value at beginning of period	$16.05	$14.46	$11.74	$13.745	$15.688	$15.944	$14.076	$13.624	$11.472	$10.00
Value at end of period	$16.88	$16.05	$14.46	$11.74	$13.745	$15.688	$15.944	$14.076	$13.624	$11.472
Number of accumulation units outstanding at end of period	115,381	92,192	87,532	64,758	63,532	61,884	75,808	75,369	119,471	20,237
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO										
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)										
Value at beginning of period	$15.77	$14.45	$12.21	$13.623	$14.788	$14.867	$13.618	$12.98	$11.146	$10.00
Value at end of period	$16.36	$15.77	$14.45	$12.21	$13.623	$14.788	$14.867	$13.618	$12.98	$11.146
Number of accumulation units outstanding at end of period	143,496	75,783	78,121	48,154	54,306	59,724	75,297	105,586	117,725	7,882
ING VP VALUE OPPORTUNITY PORTFOLIO										
(Funds were first received in this option during December 1997)										
Value at beginning of period	$18.42	$16.88	$13.68	$18.651	$20.00	$19.085	$16.113	$13.29	$12.912	
Value at end of period	$19.53	$18.42	$16.88	$13.68	$18.651	$20.834	$19.085	$16.113	$13.29	
Number of accumulation units outstanding at end of period	198,016	149,674	183,355	165,695	131,375	49,813	42,540	29,112	587	

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
JANUS ASPEN BALANCED PORTFOLIO										
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)										
Value at beginning of period	$23.08	$21.47	$19.00	$20.505	$21.724	$22.431	$17.865	$13.431	$11.105	$10.00
Value at end of period	$24.68	$23.08	$21.47	$19.00	$20.505	$21.724	$22.431	$17.865	$13.431	$11.105
Number of accumulation units outstanding at end of period	91	360,479	529,490	490,513	453,463	336,661	232,279	81,983	42,699	9,188
JANUS ASPEN FLEXIBLE BOND PORTFOLIO										
(The initial accumulation unit value was established during August 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)										
Value at beginning of period	$17.51	$17.00	$16.14	$14.745	$13.817	$13.127	$13.043	$12.069	$10.902	$10.00
Value at end of period	$17.69	$17.51	$17.00	$16.14	$14.745	$13.817	$13.127	$13.043	$12.069	$10.902
Number of accumulation units outstanding at end of period	21	146,979	165,590	168,750	111,627	58,110	69,212	36,740	29,665	1,402
JANUS ASPEN LARGE CAP GROWTH PORTFOLIO										
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)										
Value at beginning of period	$15.75	$15.21	$11.66	$16.014	$21.481	$25.378	$17.794	$13.242	$10.891	$10.00
Value at end of period	$16.27	$15.75	$15.21	$11.66	$16.014	$21.481	$25.378	$17.794	$13.242	$10.891
Number of accumulation units outstanding at end of period	127	225,861	434,594	434,427	421,489	341,721	187,296	53,448	92,666	39,841
JANUS ASPEN MID CAP GROWTH PORTFOLIO										
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)										
Value at beginning of period	$14.58	$12.19	$9.11	$12.765	$21.284	$31.514	$14.114	$10.613	$9.51	$10.00
Value at end of period	$16.22	$14.58	$12.19	$9.11	$12.765	$21.284	$31.514	$14.114	$10.613	$9.51
Number of accumulation units outstanding at end of period	145	734,813	1,055,673	1,127,432	1,103,526	910,896	638,670	375,663	416,100	125,232
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO										
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)										
Value at beginning of period	$17.28	$16.65	$13.55	$18.367	$23.907	$28.619	$17.569	$13.757	$11.37	$10.00
Value at end of period	$18.12	$17.28	$16.65	$13.55	$18.367	$23.907	$28.619	$17.569	$13.757	$11.37
Number of accumulation units outstanding at end of period	51	596,642	827,666	955,823	992,482	858,504	643,914	427,855	555,448	151,935

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during December 2001)										
Value at beginning of period	$11.42	$10.24	$7.89	$9.716	$9.716					
Value at end of period	$11.68	$11.42	$10.24	$7.89	$9.716					
Number of accumulation units outstanding at end of period	344,022	285,913	178,617	61,901	3,165					
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO										
(Funds were first received in this option during December 2001)										
Value at beginning of period	$12.69	$10.33	$8.36	$9.354	$9.354					
Value at end of period	$13.61	$12.69	$10.33	$8.36	$9.354					
Number of accumulation units outstanding at end of period	2,016,006	136,721	79,608	41,715	10,694					
NEW PERSPECTIVE FUND®										
(Funds were first received in this option during June 2004)										
Value at beginning of period	$11.34	$10.10								
Value at end of period	$12.50	$11.34								
Number of accumulation units outstanding at end of period	32,425	17,217								
OPPENHEIMER DEVELOPING MARKETS FUND										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$29.17	$20.52								
Value at end of period	$40.81	$29.17								
Number of accumulation units outstanding at end of period	54,578	16,282								
OPPENHEIMER GLOBAL SECURITIES FUND/VA										
(Funds were first received in this option during July 1998)										
Value at beginning of period	$18.44	$15.62	$11.02	$14.294	$16.407	$15.76	$10.039	$10.182		
Value at end of period	$20.88	$18.44	$15.62	$11.02	$14.294	$16.407	$15.76	$10.039		
Number of accumulation units outstanding at end of period	26	450,892	351,195	239,229	145,712	48,074	544	144		
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$10.23									
Value at end of period	$11.75									
Number of accumulation units outstanding at end of period	1,097									
PAX WORLD BALANCED FUND, INC.										
(Funds were first received in this option during June 2004)										
Value at beginning of period	$10.70	$9.68								
Value at end of period	$11.17	$10.70								
Number of accumulation units outstanding at end of period	36,704	21,430								
PIMCO VIT REAL RETURN PORTFOLIO										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$10.80	$10.24								
Value at end of period	$10.93	$10.80								
Number of accumulation units outstanding at end of period	68,440	21,653								

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
PIONEER EQUITY INCOME VCT PORTFOLIO										
(Funds were first received in this option during December 2001)										
Value at beginning of period	$11.23	$9.75	$8.02	$9.623	$9.623					
Value at end of period	$11.76	$11.23	$9.75	$8.02	$9.623					
Number of accumulation units outstanding at end of period	148,265	73,619	36,542	14,376	3,340					
PIONEER FUND VCT PORTFOLIO										
(Funds were first received in this option during December 2001)										
Value at beginning of period	$10.22	$9.27	$7.57	$9.433	$9.433					
Value at end of period	$10.75	$10.22	$9.27	$7.57	$9.433					
Number of accumulation units outstanding at end of period	31,782	17,485	13,907	6,739	945					
PIONEER HIGH YIELD VCT PORTFOLIO										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$10.67	$9.82								
Value at end of period	$10.77	$10.67								
Number of accumulation units outstanding at end of period	18,325	8,526								
PIONEER MID CAP VALUE VCT PORTFOLIO										
(Funds were first received in this option during December 2001)										
Value at beginning of period	$14.45	$11.95	$8.77	$9.974	$9.974					
Value at end of period	$15.44	$14.45	$11.95	$8.77	$9.974					
Number of accumulation units outstanding at end of period	99,042	63,944	27,241	16	439					
TEMPLETON GLOBAL BOND FUND										
(Funds were first received in this option during June 2004)										
Value at beginning of period	$11.63	$10.05								
Value at end of period	$11.17	$11.63								
Number of accumulation units outstanding at end of period	48,350	14,153								
THE GROWTH FUND OF AMERICA®										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$10.84	$9.78								
Value at end of period	$12.26	$10.84								
Number of accumulation units outstanding at end of period	149,623	65,090								
WANGER SELECT										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$11.43	$10.06								
Value at end of period	$12.51	$11.43								
Number of accumulation units outstanding at end of period	20,440	9,284								
WANGER U.S. SMALLER COMPANIES										
(Funds were first received in this option during June 2004)										
Value at beginning of period	$11.60	$10.12								
Value at end of period	$12.78	$11.60								
Number of accumulation units outstanding at end of period	19,924	10,661								

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
WASHINGTON MUTUAL INVESTORS FUND^{SM}										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$10.84	$9.82								
Value at end of period	$11.11	$10.84								
Number of accumulation units outstanding at end of period	106,749	39,518								

TABLE XIX

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.00%
(Selected data for accumulation units outstanding throughout each period)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
AIM V.I. CAPITAL APPRECIATION FUND										
(Funds were first received in this option during May 1999)										
Value at beginning of period	$9.36	$8.86	$6.91	$9.23	$12.152	$13.777	$9.821			
Value at end of period	$10.08	$9.36	$8.86	$6.91	$9.23	$12.152	$13.777			
Number of accumulation units outstanding at end of period	157,217	201,849	245,971	204,565	191,702	150,953	13,134			
AIM V.I. CORE EQUITY FUND										
(Funds were first received in this option during May 1999)										
Value at beginning of period	$8.42	$7.81	$6.34	$7.585	$9.928	$11.736	$9.939			
Value at end of period	$8.78	$8.42	$7.81	$6.34	$7.585	$9.928	$11.736			
Number of accumulation units outstanding at end of period	443,508	632,275	932,379	866,972	860,279	549,569	160,745			
AIM V.I. GROWTH FUND										
(Funds were first received in this option during May 1999)										
Value at beginning of period	$5.93	$5.53	$4.26	$6.229	$9.517	$12.09	$9.382			
Value at end of period	$6.31	$5.93	$5.53	$4.26	$6.229	$9.517	$12.09			
Number of accumulation units outstanding at end of period	256,770	276,501	330,345	254,494	244,744	147,926	32,099			
AIM V.I. PREMIER EQUITY FUND										
(Funds were first received in this option during May 1999)										
Value at beginning of period	$7.55	$7.21	$5.82	$8.431	$9.74	$11.526	$9.747			
Value at end of period	$7.90	$7.55	$7.21	$5.82	$8.431	$9.74	$11.526			
Number of accumulation units outstanding at end of period	222,185	249,070	280,705	255,106	255,962	79,423	43,172			
CALVERT SOCIAL BALANCED PORTFOLIO										
(Funds were first received in this option during October 1997)										
Value at beginning of period	$16.16	$15.08	$12.76	$14.673	$15.927	$16.606	$14.945	$12.983	$12.982	
Value at end of period	$16.90	$16.16	$15.08	$12.76	$14.673	$15.927	$16.606	$14.945	$12.983	
Number of accumulation units outstanding at end of period	385,129	409,056	381,327	322,872	297,805	171,211	178,990	108,344	25,620	
EUROPACIFIC GROWTH FUND®										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$11.47	$9.60								
Value at end of period	$13.75	$11.47								
Number of accumulation units outstanding at end of period	1,007,889	362,008								

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
EVERGREEN SPECIAL VALUES FUND										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$18.39	$15.49								
Value at end of period	$20.11	$18.39								
Number of accumulation units outstanding at end of period	527,542	322,471								
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)										
Value at beginning of period	$22.92	$20.05	$15.76	$17.564	$20.218	$21.868	$17.776	$13.814	$11.239	$10.00
Value at end of period	$26.54	$22.92	$20.05	$15.76	$17.564	$20.218	$21.868	$17.776	$13.814	$11.239
Number of accumulation units outstanding at end of period	3,216,567	4,557,463	4,661,112	3,146,947	2,242,467	1,562,971	1,508,807	1,138,180	139,417	20,020
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
(Funds were first received in this option during October 1997)										
Value at beginning of period	$18.89	$17.10	$13.25	$16.12	$17.132	$15.96	$15.16	$13.718	$13.438	
Value at end of period	$19.79	$18.89	$17.10	$13.25	$16.12	$17.132	$15.96	$15.16	$13.718	
Number of accumulation units outstanding at end of period	1,483,670	1,606,502	1,440,035	1,094,669	743,883	295,866	363,066	409,327	29,808	
FIDELITY® VIP GROWTH PORTFOLIO										
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)										
Value at beginning of period	$15.93	$15.56	$11.83	$17.099	$20.974	$23.797	$17.489	$12.663	$10.358	$10.00
Value at end of period	$16.68	$15.93	$15.56	$11.83	$17.099	$20.974	$23.797	$17.489	$12.663	$10.358
Number of accumulation units outstanding at end of period	2,208,212	2,761,409	2,905,115	2,375,321	1,960,651	1,259,926	1,055,742	581,798	61,043	21
FIDELITY® VIP OVERSEAS PORTFOLIO										
(Funds were first received in this option during January 1997)										
Value at beginning of period	$14.62	$13.00	$9.16	$11.60	$14.864	$18.559	$13.143	$11.774	$11.818	
Value at end of period	$17.23	$14.62	$13.00	$9.16	$11.60	$14.864	$18.559	$13.143	$11.774	
Number of accumulation units outstanding at end of period	159,581	193,880	226,727	88,737	80,176	44,396	53,000	44,183	1,294	
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
(Funds were first received in this option during April 2002)										
Value at beginning of period	$14.84	$12.11	$9.26	$11.53						
Value at end of period	$15.98	$14.84	$12.11	$9.26						
Number of accumulation units outstanding at end of period	678,628	602,592	325,065	221,101						
ING ALLIANCEBERNSTEIN MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$11.59									
Value at end of period	$12.49									
Number of accumulation units outstanding at end of period	34,204									

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$13.94	$12.80	$9.84	$12.64						
Value at end of period	$13.98	$13.94	$12.80	$9.84						
Number of accumulation units outstanding at end of period	40,173	75,959	60,811	21,863						
ING AMERICAN CENTURY SELECT PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$9.70									
Value at end of period	$10.18									
Number of accumulation units outstanding at end of period	1,243,343									
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$13.05	$10.86	$8.10	$10.12						
Value at end of period	$13.93	$13.05	$10.86	$8.10						
Number of accumulation units outstanding at end of period	212,012	1,020,332	69,708	16,450						
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$14.56	$11.49	$8.70	$9.98						
Value at end of period	$15.48	$14.56	$11.49	$8.70						
Number of accumulation units outstanding at end of period	492,195	1,200,900	142,764	24,110						
ING DAVIS VENTURE VALUE PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period	$17.84	$16.62	$11.93	$14.25						
Value at end of period	$18.35	$17.84	$16.62	$11.93						
Number of accumulation units outstanding at end of period	53,097	92,648	104,198	2,734						
ING EVERGREEN HEALTH SCIENCES PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$10.25									
Value at end of period	$11.22									
Number of accumulation units outstanding at end of period	29,858									
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$10.51									
Value at end of period	$11.84									
Number of accumulation units outstanding at end of period	65,896									
ING FUNDAMENTAL RESEARCH PORTFOLIO										
(Funds were first received in this option during December 2002)										
Value at beginning of period	$8.54	$7.84	$6.22	$6.51						
Value at end of period	$8.94	$8.54	$7.84	$6.22						
Number of accumulation units outstanding at end of period	37,022	31,148	10,066	470						

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING GOLDMAN SACHS® STRUCTURED EQUITY PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period	$10.92	$10.14	$8.28	$9.66						
Value at end of period	$11.01	$10.92	$10.14	$8.28						
Number of accumulation units outstanding at end of period	16,431	13,112	7,583	4,044						
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$10.70									
Value at end of period	$13.43									
Number of accumulation units outstanding at end of period	63,578									
ING JPMORGAN INTERNATIONAL PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$15.00	$12.74	$9.94	$12.26	$16.948	$21.289	$13.574	$11.512	$11.367	
Value at end of period	$16.34	$15.00	$12.74	$9.94	$12.26	$16.948	$21.289	$13.574	$11.512	
Number of accumulation units outstanding at end of period	986,453	1,046,819	1,055,499	977,301	997,077	843,398	868,603	715,389	80,978	
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$14.12	$11.82	$9.18	$9.95						
Value at end of period	$15.16	$14.12	$11.82	$9.18						
Number of accumulation units outstanding at end of period	233,128	157,368	52,794	19,851						
ING JPMORGAN SMALL CAP EQUITY PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$11.06									
Value at end of period	$11.31									
Number of accumulation units outstanding at end of period	2,084									
ING JULIUS BAER FOREIGN PORTFOLIO										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$11.70	$9.66								
Value at end of period	$13.36	$11.70								
Number of accumulation units outstanding at end of period	121,727	25,373								
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$9.46	$8.71	$6.37	$9.943	$13.429	$19.045	$12.75	$9.932	$10.054	
Value at end of period	$10.44	$9.46	$8.71	$6.37	$9.943	$13.429	$19.045	$12.75	$9.932	
Number of accumulation units outstanding at end of period	2,364,927	2,680,860	3,231,773	2,780,749	2,960,170	2,470,780	2,526,497	2,223,125	180,890	
ING LEGG MASON VALUE PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$10.60									
Value at end of period	$11.50									
Number of accumulation units outstanding at end of period	48,647									

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING MARSICO GROWTH PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$10.46									
Value at end of period	$11.40									
Number of accumulation units outstanding at end of period	8,045									
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$10.20									
Value at end of period	$12.45									
Number of accumulation units outstanding at end of period	20,562									
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$15.70	$14.05	$11.08	$16.024	$21.512	$23.045	$15.644	$12.467	$12.287	
Value at end of period	$15.79	$15.70	$14.05	$11.08	$16.024	$21.512	$23.045	$15.644	$12.467	
Number of accumulation units outstanding at end of period	975,622	1,163,385	1,368,664	1,214,496	1,201,445	862,760	416,660	291,492	68,968	
ING MFS TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during May 2003)										
Value at beginning of period	$13.17	$11.97	$10.98							
Value at end of period	$13.42	$13.17	$11.97							
Number of accumulation units outstanding at end of period	674,915	570,445	184,120							
ING MFS UTILITIES PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$10.06									
Value at end of period	$11.43									
Number of accumulation units outstanding at end of period	14,971									
ING OPCAP BALANCED VALUE PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period	$13.61	$12.46	$9.66	$10.85						
Value at end of period	$13.84	$13.61	$12.46	$9.66						
Number of accumulation units outstanding at end of period	272,682	329,039	118,332	6,240						
ING OPPENHEIMER GLOBAL PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during March 2005)										
Value at beginning of period	$10.01									
Value at end of period	$11.68									
Number of accumulation units outstanding at end of period	7,940,404									
ING OPPENHEIMER MAIN STREET PORTFOLIO®										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$10.63									
Value at end of period	$11.00									
Number of accumulation units outstanding at end of period	2,543									

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO										
(Funds were first received in this option during March 2005)										
Value at beginning of period	$9.85									
Value at end of period	$10.03									
Number of accumulation units outstanding at end of period	1,262,918									
ING PIMCO HIGH YIELD PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$10.29									
Value at end of period	$10.50									
Number of accumulation units outstanding at end of period	17,239									
ING PIMCO TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$11.42	$11.06	$10.73	$10.01						
Value at end of period	$11.54	$11.42	$11.06	$10.73						
Number of accumulation units outstanding at end of period	505,323	396,237	415,622	190,942						
ING SOLUTION 2015 PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$10.34									
Value at end of period	$10.70									
Number of accumulation units outstanding at end of period	292									
ING SOLUTION 2025 PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$10.60									
Value at end of period	$10.93									
Number of accumulation units outstanding at end of period	9,513									
ING SOLUTION 2035 PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$10.69									
Value at end of period	$11.09									
Number of accumulation units outstanding at end of period	3,887									
ING SOLUTION 2045 PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$10.84									
Value at end of period	$11.29									
Number of accumulation units outstanding at end of period	4,412									
ING SOLUTION INCOME PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$10.19									
Value at end of period	$10.32									
Number of accumulation units outstanding at end of period	671									

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$10.27									
Value at end of period	$10.95									
Number of accumulation units outstanding at end of period	402,362									
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$9.93									
Value at end of period	$11.12									
Number of accumulation units outstanding at end of period	3,188,814									
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (SERVICE CLASS)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$7.74	$7.20	$5.03	$6.44						
Value at end of period	$8.35	$7.74	$7.20	$5.03						
Number of accumulation units outstanding at end of period	452	149,480	184,365	1,006						
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during May 2003)										
Value at beginning of period	$14.73	$12.95	$10.91							
Value at end of period	$15.15	$14.73	$12.95							
Number of accumulation units outstanding at end of period	190,861	1,217,762	15,411							
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$19.23	$17.65	$13.62	$17.93	$20.172	$20.381	$16.829	$13.321	$13.052	
Value at end of period	$20.21	$19.23	$17.65	$13.62	$17.93	$20.172	$20.381	$16.829	$13.321	
Number of accumulation units outstanding at end of period	1,030,019	1,814,593	1,232,989	976,385	853,648	537,292	666,142	767,053	65,906	
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$10.10	$8.89	$7.18	$9.659	$12.332	$13.04	$10.619	$8.72	$8.89	
Value at end of period	$10.93	$10.10	$8.89	$7.18	$9.659	$12.332	$13.04	$10.619	$8.72	
Number of accumulation units outstanding at end of period	841,153	924,555	1,074,705	1,046,671	1,231,653	886,127	854,700	741,693	55,616	
ING VAN KAMPEN COMSTOCK PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$12.35	$10.68	$8.32	$10.23						
Value at end of period	$12.65	$12.35	$10.68	$8.32						
Number of accumulation units outstanding at end of period	1,379,961	1,224,023	660,398	301,752						
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$9.98									
Value at end of period	$10.71									
Number of accumulation units outstanding at end of period	3,397,749									

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$10.68									
Value at end of period	$11.06									
Number of accumulation units outstanding at end of period	192,987									
ING VP BALANCED PORTFOLIO, INC.										
(Funds were first received in this option during July 1997)										
Value at beginning of period	$18.19	$16.79	$14.27	$16.067	$16.942	$17.208	$15.30	$13.215	$13.054	
Value at end of period	$18.77	$18.19	$16.79	$14.27	$16.067	$16.942	$17.208	$15.30	$13.215	
Number of accumulation units outstanding at end of period	2,530,075	3,044,880	3,294,262	3,100,422	3,179,029	2,074,748	2,306,988	2,019,116	57,737	
ING VP FINANCIAL SERVICES PORTFOLIO										
(Funds were first received in this option during August 2004)										
Value at beginning of period	$11.14	$9.88								
Value at end of period	$11.88	$11.14								
Number of accumulation units outstanding at end of period	13,611	5,499								
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO										
(Funds were first received in this option during September 2001)										
Value at beginning of period	$3.64	$3.73	$2.59	$4.453	$5.838	$9.995				
Value at end of period	$4.03	$3.64	$3.73	$2.59	$4.453	$5.838				
Number of accumulation units outstanding at end of period	1,101,730	1,274,404	1,703,628	1,313,922	881,480	490,482				
ING VP GROWTH AND INCOME PORTFOLIO										
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)										
Value at beginning of period	$13.76	$12.82	$10.27	$13.835	$17.127	$19.429	$16.713	$14.744	$11.465	$10.00
Value at end of period	$14.73	$13.76	$12.82	$10.27	$13.835	$17.127	$19.429	$16.713	$14.744	$11.465
Number of accumulation units outstanding at end of period	7,617,503	8,778,509	11,175,837	12,235,332	13,342,021	10,368,984	12,501,599	9,871,041	362,675	13,125
ING VP GROWTH PORTFOLIO										
(Funds were first received in this option during January 1998)										
Value at beginning of period	$14.58	$13.74	$10.64	$15.131	$20.955	$24.039	$17.989	$12.674		
Value at end of period	$15.79	$14.58	$13.74	$10.64	$15.131	$20.955	$24.039	$17.989		
Number of accumulation units outstanding at end of period	726,852	829,922	973,610	922,870	946,969	755,686	550,970	194,081		
ING VP INDEX PLUS LARGECAP PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$18.93	$17.29	$13.85	$17.822	$20.841	$23.235	$18.88	$14.491	$14.289	
Value at end of period	$19.75	$18.93	$17.29	$13.85	$17.822	$20.841	$23.235	$18.88	$14.491	
Number of accumulation units outstanding at end of period	3,945,184	4,222,763	4,324,534	3,570,363	2,957,522	1,994,038	1,544,113	648,540	29	

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING VP INDEX PLUS MIDCAP PORTFOLIO										
(Funds were first received in this option during September 1998)										
Value at beginning of period	$19.11	$16.56	$12.63	$14.508	$14.851	$12.508	$10.909	$7.996		
Value at end of period	$21.03	$19.11	$16.56	$12.63	$14.508	$14.851	$12.508	$10.909		
Number of accumulation units outstanding at end of period	1,970,343	2,898,090	1,475,862	1,116,834	543,328	174,355	62,742	24,016		
ING VP INDEX PLUS SMALLCAP PORTFOLIO										
(Funds were first received in this option during July 1998)										
Value at beginning of period	$14.95	$12.37	$9.17	$10.677	$10.531	$9.686	$8.831	$9.58		
Value at end of period	$15.93	$14.95	$12.37	$9.17	$10.677	$10.531	$9.686	$8.831		
Number of accumulation units outstanding at end of period	1,138,703	1,031,397	729,175	541,390	180,346	70,028	63,842	27,047		
ING VP INTERMEDIATE BOND PORTFOLIO										
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)										
Value at beginning of period	$16.23	$15.63	$14.85	$13.844	$12.859	$11.846	$12.054	$11.258	$10.50	$10.00
Value at end of period	$16.57	$16.23	$15.63	$14.85	$13.844	$12.859	$11.846	$12.054	$11.258	$10.50
Number of accumulation units outstanding at end of period	2,133,801	2,467,064	2,524,137	2,737,925	2,285,456	1,038,668	1,191,777	802,876	64,958	679
ING VP INTERNATIONAL EQUITY PORTFOLIO										
(Funds were first received in this option during May 1998)										
Value at beginning of period	$9.59	$8.27	$6.32	$8.712	$11.561	$14.656	$9.781	$10.061		
Value at end of period	$11.10	$9.59	$8.27	$6.32	$8.712	$11.561	$14.656	$9.781		
Number of accumulation units outstanding at end of period	111,292	105,851	136,592	123,068	104,110	49,309	54,742	14,898		
ING VP INTERNATIONAL VALUE PORTFOLIO										
(Funds were first received in this option during September 2001)										
Value at beginning of period	$11.97	$10.30	$8.00	$9.553	$8.701					
Value at end of period	$12.97	$11.97	$10.30	$8.00	$9.553					
Number of accumulation units outstanding at end of period	425,158	2,256,853	1,757,394	951,177	131,898					
ING VP MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$10.37	$9.39	$6.94	$8.96						
Value at end of period	$11.33	$10.37	$9.39	$6.94						
Number of accumulation units outstanding at end of period	44,498	48,116	61,161	3,829						
ING VP MONEY MARKET PORTFOLIO										
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)										
Value at beginning of period	$12.70	$12.69	$12.71	$12.63	$12.274	$11.654	$11.202	$10.729	$10.274	$10.00
Value at end of period	$12.95	$12.70	$12.69	$12.71	$12.63	$12.274	$11.654	$11.202	$10.729	$10.274
Number of accumulation units outstanding at end of period	1,474,751	1,795,249	2,350,678	2,493,907	2,364,040	1,864,850	2,142,834	1,039,909	65,496	1,551

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING VP NATURAL RESOURCES TRUST										
(Funds were first received in this option during October 1997)										
Value at beginning of period	$14.79	$13.26	$10.26	$10.584	$12.717	$10.851	$9.606	$12.072	$13.838	
Value at end of period	$20.92	$14.79	$13.26	$10.26	$10.584	$12.717	$10.851	$9.606	$12.072	
Number of accumulation units outstanding at end of period	283,136	99,145	70,280	82,891	87,225	79,617	87,038	75,695	12,963	
ING VP REAL ESTATE PORTFOLIO										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$13.91	$10.00								
Value at end of period	$15.49	$13.91								
Number of accumulation units outstanding at end of period	541,602	341,616								
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during November 2001)										
Value at beginning of period	$7.48	$6.86	$5.00	$8.956	$8.622					
Value at end of period	$8.08	$7.48	$6.86	$5.00	$8.956					
Number of accumulation units outstanding at end of period	97,859	86,221	93,414	7,498	51					
ING VP SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during February 1998)										
Value at beginning of period	$22.61	$19.96	$14.67	$19.296	$18.742	$17.737	$13.692	$14.234		
Value at end of period	$24.68	$22.61	$19.96	$14.67	$19.296	$18.742	$17.737	$13.692		
Number of accumulation units outstanding at end of period	856,723	980,499	1,108,004	918,004	798,138	569,784	405,202	404,068		
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during February 1997)										
Value at beginning of period	$15.85	$14.83	$13.18	$13.914	$14.397	$13.874	$13.084	$12.358	$12.242	
Value at end of period	$16.30	$15.85	$14.83	$13.18	$13.914	$14.397	$13.874	$13.084	$12.358	
Number of accumulation units outstanding at end of period	304,390	283,422	276,553	274,079	280,328	188,329	197,881	190,406	64	
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO										
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)										
Value at beginning of period	$15.98	$14.41	$11.70	$13.707	$15.652	$15.915	$14.057	$13.613	$11.468	$10.00
Value at end of period	$16.80	$15.98	$14.41	$11.70	$13.707	$15.652	$15.915	$14.057	$13.613	$11.468
Number of accumulation units outstanding at end of period	569,316	540,416	514,284	476,634	489,144	409,441	412,579	520,438	14,463	13
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO										
(Funds were first received in this option during September 1997)										
Value at beginning of period	$15.71	$14.39	$12.17	$13.585	$14.754	$14.84	$13.60	$12.97	$12.945	
Value at end of period	$16.28	$15.71	$14.39	$12.17	$13.585	$14.754	$14.84	$13.60	$12.97	
Number of accumulation units outstanding at end of period	305,631	263,767	256,283	213,471	195,525	135,911	122,393	168,964	2,786	

CFI 151

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING VP VALUE OPPORTUNITY PORTFOLIO										
(Funds were first received in this option during January 1998)										
Value at beginning of period	$18.35	$16.82	$13.64	$18.607	$20.795	$19.059	$16.099	$12.765		
Value at end of period	$19.44	$18.35	$16.82	$13.64	$18.607	$20.795	$19.059	$16.099		
Number of accumulation units outstanding at end of period	625,495	798,183	2,184,378	1,923,928	840,710	129,862	94,639	98,683		
JANUS ASPEN BALANCED PORTFOLIO										
(Funds were first received in this option during October 1997)										
Value at beginning of period	$22.98	$21.39	$18.94	$20.447	$21.674	$22.39	$17.841	$13.42	$13.49	
Value at end of period	$24.56	$22.98	$21.39	$18.94	$20.447	$21.674	$22.39	$17.841	$13.42	
Number of accumulation units outstanding at end of period	1,191	1,730,560	2,462,110	2,411,351	1,820,730	1,132,981	695,263	184,550	5,846	
JANUS ASPEN FLEXIBLE BOND PORTFOLIO										
(Funds were first received in this option during January 1997)										
Value at beginning of period	$17.44	$16.94	$16.08	$14.703	$13.785	$13.104	$13.026	$12.059	$10.857	
Value at end of period	$17.61	$17.44	$16.94	$16.08	$14.703	$13.785	$13.104	$13.026	$12.059	
Number of accumulation units outstanding at end of period	481	591,158	835,934	801,606	622,609	435,195	460,612	414,151	12,527	
JANUS ASPEN LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during January 1997)										
Value at beginning of period	$15.68	$15.15	$11.62	$15.969	$21.431	$25.332	$17.77	$13.231	$10.929	
Value at end of period	$16.19	$15.68	$15.15	$11.62	$15.969	$21.431	$25.332	$17.77	$13.231	
Number of accumulation units outstanding at end of period	732	989,903	1,265,822	1,201,855	1,110,536	714,656	535,269	220,151	17,098	
JANUS ASPEN MID CAP GROWTH PORTFOLIO										
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)										
Value at beginning of period	$14.52	$12.15	$9.08	$12.729	$21.235	$31.457	$14.096	$10.604	$9.507	$10.00
Value at end of period	$16.15	$14.52	$12.15	$9.08	$12.729	$21.235	$31.457	$14.096	$10.604	$9.507
Number of accumulation units outstanding at end of period	330	2,758,953	3,676,655	3,607,318	3,633,557	2,444,196	1,788,826	997,760	106,350	17,055
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO										
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)										
Value at beginning of period	$17.20	$16.58	$13.51	$18.315	$23.852	$28.567	$17.545	$13.746	$11.366	$10.00
Value at end of period	$18.03	$17.20	$16.58	$13.51	$18.315	$23.852	$28.567	$17.545	$13.746	$11.366
Number of accumulation units outstanding at end of period	697	2,030,795	3,013,889	3,404,028	3,691,115	3,118,616	2,675,141	2,151,202	207,630	36,305
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during March 2002)										
Value at beginning of period	$11.40	$10.22	$7.88	$9.88						
Value at end of period	$11.66	$11.40	$10.22	$7.88						
Number of accumulation units outstanding at end of period	1,812,505	1,645,556	974,840	155,002						

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO										
(Funds were first received in this option during November 2001)										
Value at beginning of period	$12.67	$10.32	$8.35	$9.352	$8.963					
Value at end of period	$13.58	$12.67	$10.32	$8.35	$9.352					
Number of accumulation units outstanding at end of period	1,210,233	2,256,746	476,178	186,527	55					
NEW PERSPECTIVE FUND®										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$11.34	$9.69								
Value at end of period	$12.49	$11.34								
Number of accumulation units outstanding at end of period	260,861	117,405								
OPPENHEIMER DEVELOPING MARKETS FUND										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$29.11	$20.48								
Value at end of period	$40.70	$29.11								
Number of accumulation units outstanding at end of period	363,643	126,958								
OPPENHEIMER GLOBAL SECURITIES FUND/VA										
(Funds were first received in this option during August 1998)										
Value at beginning of period	$18.37	$15.57	$11.00	$14.268	$16.385	$15.747	$10.036	$9.484		
Value at end of period	$20.80	$18.37	$15.57	$11.00	$14.268	$16.385	$15.747	$10.036		
Number of accumulation units outstanding at end of period	2,524	2,817,189	2,194,786	1,484,486	784,685	125,077	20,246	5,395		
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$10.85									
Value at end of period	$11.74									
Number of accumulation units outstanding at end of period	10,297									
OPPENHEIMER STRATEGIC BOND FUND/VA										
(Funds were first received in this option during May 1998)										
Value at beginning of period	$14.24	$13.23	$11.32	$10.643	$10.254	$10.091	$9.912	$9.991		
Value at end of period	$14.47	$14.24	$13.23	$11.32	$10.643	$10.254	$10.091	$9.912		
Number of accumulation units outstanding at end of period	1,921	277,954	254,653	94,058	40,852	18,473	12,847	7,329		
PAX WORLD BALANCED FUND, INC.										
(Funds were first received in this option during November 2003)										
Value at beginning of period	$10.68	$9.51	$9.26							
Value at end of period	$11.14	$10.68	$9.51							
Number of accumulation units outstanding at end of period	806,137	336,606	1,383							
PIMCO VIT REAL RETURN PORTFOLIO										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$10.80	$10.03								
Value at end of period	$10.92	$10.80								
Number of accumulation units outstanding at end of period	765,440	390,653								

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
PIONEER EQUITY INCOME VCT PORTFOLIO										
(Funds were first received in this option during November 2001)										
Value at beginning of period	$11.22	$9.73	$8.02	$9.621	$9.407					
Value at end of period	$11.74	$11.22	$9.73	$8.02	$9.621					
Number of accumulation units outstanding at end of period	675,773	220,727	86,610	36,244	69					
PIONEER FUND VCT PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$10.20	$9.26	$7.56	$9.47						
Value at end of period	$10.73	$10.20	$9.26	$7.56						
Number of accumulation units outstanding at end of period	22,406	19,840	26,253	3,683						
PIONEER HIGH YIELD VCT PORTFOLIO										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$10.66	$9.73								
Value at end of period	$10.76	$10.66								
Number of accumulation units outstanding at end of period	270,642	171,706								
PIONEER MID CAP VALUE VCT PORTFOLIO										
(Funds were first received in this option during March 2002)										
Value at beginning of period	$14.43	$11.93	$8.77	$10.29						
Value at end of period	$15.41	$14.43	$11.93	$8.77						
Number of accumulation units outstanding at end of period	800,191	570,707	152,654	19,361						
TEMPLETON GLOBAL BOND FUND										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$11.63	$9.90								
Value at end of period	$11.16	$11.63								
Number of accumulation units outstanding at end of period	386,507	186,462								
THE GROWTH FUND OF AMERICA®										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$10.83	$9.65								
Value at end of period	$12.25	$10.83								
Number of accumulation units outstanding at end of period	2,248,400	1,026,654								
WANGER SELECT										
(Funds were first received in this option during July 2004)										
Value at beginning of period	$11.43	$10.08								
Value at end of period	$12.50	$11.43								
Number of accumulation units outstanding at end of period	181,406	68,515								
WANGER U.S. SMALLER COMPANIES										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$11.59	$9.82								
Value at end of period	$12.77	$11.59								
Number of accumulation units outstanding at end of period	183,270	54,256								
WASHINGTON MUTUAL INVESTORS FUND[SM]										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$10.83	$9.79								
Value at end of period	$11.10	$10.83								
Number of accumulation units outstanding at end of period	1,100,846	649,315								

TABLE XX

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.05%
(Selected data for accumulation units outstanding throughout each period)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
AIM V.I. CAPITAL APPRECIATION FUND									
(Funds were first received in this option during May 1999)									
Value at beginning of period	$9.33	$8.84	$6.90	$9.217	$12.142	$13.772	$9.877		
Value at end of period	$10.05	$9.33	$8.84	$6.90	$9.217	$12.142	$13.772		
Number of accumulation units outstanding at end of period	26,124	30,727	17,248	13,023	9,774	4,566	611		
AIM V.I. CORE EQUITY FUND									
(Funds were first received in this option during June 1999)									
Value at beginning of period	$8.40	$7.79	$6.33	$7.574	$9.92	$11.732	$9.842		
Value at end of period	$8.75	$8.40	$7.79	$6.33	$7.574	$9.92	$11.732		
Number of accumulation units outstanding at end of period	91,074	106,782	73,242	71,918	63,881	31,267	10,546		
AIM V.I. GROWTH FUND									
(Funds were first received in this option during May 1999)									
Value at beginning of period	$5.91	$5.52	$4.25	$6.221	$9.509	$12.085	$9.632		
Value at end of period	$6.29	$5.91	$5.52	$4.25	$6.221	$9.509	$12.085		
Number of accumulation units outstanding at end of period	55,725	58,461	32,898	26,228	18,978	15,027	957		
AIM V.I. PREMIER EQUITY FUND									
(Funds were first received in this option during July 1999)									
Value at beginning of period	$7.53	$7.19	$5.81	$8.42	$9.732	$11.522	$10.384		
Value at end of period	$7.87	$7.53	$7.19	$5.81	$8.42	$9.732	$11.522		
Number of accumulation units outstanding at end of period	46,581	52,139	32,241	23,466	19,126	6,440	3,085		
CALVERT SOCIAL BALANCED PORTFOLIO									
(Funds were first received in this option during July 1997)									
Value at beginning of period	$16.09	$15.02	$12.72	$14.632	$15.89	$16.576	$14.926	$12.972	$12.278
Value at end of period	$16.82	$16.09	$15.02	$12.72	$14.632	$15.89	$16.576	$14.926	$12.972
Number of accumulation units outstanding at end of period	41,601	39,361	31,600	27,892	25,366	36,607	8,581	25,822	766
EUROPACIFIC GROWTH FUND®									
(Funds were first received in this option during June 2004)									
Value at beginning of period	$11.47	$9.97							
Value at end of period	$13.73	$11.47							
Number of accumulation units outstanding at end of period	37,430	11,698							
EVERGREEN SPECIAL VALUES FUND									
(Funds were first received in this option during June 2004)									
Value at beginning of period	$18.35	$16.08							
Value at end of period	$20.06	$18.35							
Number of accumulation units outstanding at end of period	31,828	12,774							
FIDELITY® VIP CONTRAFUND® PORTFOLIO									
(Funds were first received in this option during July 1997)									
Value at beginning of period	$22.82	$19.97	$15.71	$17.515	$20.171	$21.828	$17.753	$13.802	$12.865
Value at end of period	$26.41	$22.82	$19.97	$15.71	$17.515	$20.171	$21.828	$17.753	$13.802
Number of accumulation units outstanding at end of period	381,525	338,622	219,719	197,285	167,705	141,388	82,955	90,950	9,650

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
FIDELITY® VIP EQUITY-INCOME PORTFOLIO									
(Funds were first received in this option during February 1997)									
Value at beginning of period	$18.80	$17.04	$13.21	$16.075	$17.092	$15.931	$15.14	$13.706	$11.435
Value at end of period	$19.70	$18.80	$17.04	$13.21	$16.075	$17.092	$15.931	$15.14	$13.706
Number of accumulation units outstanding at end of period	239,650	229,307	156,688	129,243	109,946	60,783	62,832	81,062	34,010
FIDELITY® VIP GROWTH PORTFOLIO									
(Funds were first received in this option during February 1997)									
Value at beginning of period	$15.86	$15.50	$11.79	$17.051	$20.926	$23.754	$17.466	$12.653	$10.988
Value at end of period	$16.60	$15.86	$15.50	$11.79	$17.051	$20.926	$23.754	$17.466	$12.653
Number of accumulation units outstanding at end of period	358,147	395,236	284,568	236,099	223,900	122,517	96,712	65,095	22,425
FIDELITY® VIP OVERSEAS PORTFOLIO									
(Funds were first received in this option during February 1997)									
Value at beginning of period	$14.56	$12.95	$9.13	$11.568	$14.83	$18.525	$13.126	$11.764	$10.798
Value at end of period	$17.15	$14.56	$12.95	$9.13	$11.568	$14.83	$18.525	$13.126	$11.764
Number of accumulation units outstanding at end of period	25,154	29,916	23,146	11,310	10,958	7,533	7,698	9,113	3,858
FRANKLIN SMALL CAP VALUE SECURITIES FUND									
(Funds were first received in this option during May 2002)									
Value at beginning of period	$14.81	$12.09	$9.25	$11.49					
Value at end of period	$15.94	$14.81	$12.09	$9.25					
Number of accumulation units outstanding at end of period	42,784	34,478	9,265	4,858					
ING ALLIANCEBERNSTEIN MID CAP GROWTH PORTFOLIO									
(Funds were first received in this option during June 2005)									
Value at beginning of period	$10.98								
Value at end of period	$12.49								
Number of accumulation units outstanding at end of period	0								
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO									
(Funds were first received in this option during July 2002)									
Value at beginning of period	$13.92	$12.78	$9.83	$10.94					
Value at end of period	$13.95	$13.92	$12.78	$9.83					
Number of accumulation units outstanding at end of period	2,083	4,342	626	143					
ING AMERICAN CENTURY SELECT PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during April 2005)									
Value at beginning of period	$9.70								
Value at end of period	$10.18								
Number of accumulation units outstanding at end of period	190,970								
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO									
(Funds were first received in this option during June 2002)									
Value at beginning of period	$13.03	$10.85	$8.09	$9.53					
Value at end of period	$13.91	$13.03	$10.85	$8.09					
Number of accumulation units outstanding at end of period	5,591	7,978	2,931	558					

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
ING BARON SMALL CAP GROWTH PORTFOLIO									
(Funds were first received in this option during November 2002)									
Value at beginning of period	$14.54	$11.49	$8.70	$8.63					
Value at end of period	$15.45	$14.54	$11.49	$8.70					
Number of accumulation units outstanding at end of period	35,621	12,764	2,375	101					
ING DAVIS VENTURE VALUE PORTFOLIO									
(Funds were first received in this option during May 2002)									
Value at beginning of period	$17.81	$16.60	$11.92	$15.44					
Value at end of period	$18.31	$17.81	$16.60	$11.92					
Number of accumulation units outstanding at end of period	3,035	5,109	3,118	58					
ING EVERGREEN HEALTH SCIENCES PORTFOLIO									
(Funds were first received in this option during June 2005)									
Value at beginning of period	$10.22								
Value at end of period	$11.22								
Number of accumulation units outstanding at end of period	2,146								
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO									
(Funds were first received in this option during June 2005)									
Value at beginning of period	$10.36								
Value at end of period	$11.84								
Number of accumulation units outstanding at end of period	1,599								
ING FUNDAMENTAL RESEARCH PORTFOLIO									
(Funds were first received in this option during January 2003)									
Value at beginning of period	$8.53	$7.84	$6.56						
Value at end of period	$8.92	$8.53	$7.84						
Number of accumulation units outstanding at end of period	4,857	3,991	3,678						
ING GOLDMAN SACHS® STRUCTURED EQUITY PORTFOLIO									
(Funds were first received in this option during July 2003)									
Value at beginning of period	$10.90	$10.13	$9.37						
Value at end of period	$10.99	$10.90	$10.13						
Number of accumulation units outstanding at end of period	63	473	442						
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO									
(Funds were first received in this option during June 2005)									
Value at beginning of period	$10.64								
Value at end of period	$13.42								
Number of accumulation units outstanding at end of period	5,900								
ING JPMORGAN INTERNATIONAL PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$14.94	$12.69	$9.91	$12.225	$16.908	$21.25	$13.556	$11.503	$11.358
Value at end of period	$16.26	$14.94	$12.69	$9.91	$12.225	$16.908	$21.25	$13.556	$11.503
Number of accumulation units outstanding at end of period	86,438	94,588	77,593	67,366	60,065	48,766	21,942	29,581	8,780

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
ING JPMORGAN MID CAP VALUE PORTFOLIO									
(Funds were first received in this option during July 2002)									
Value at beginning of period	$14.10	$11.81	$9.18	$8.75					
Value at end of period	$15.14	$14.10	$11.81	$9.18					
Number of accumulation units outstanding at end of period	21,150	15,658	2,817	531					
ING JPMORGAN SMALL CAP EQUITY PORTFOLIO									
(Funds were first received in this option during September 2005)									
Value at beginning of period	$11.21								
Value at end of period	$11.31								
Number of accumulation units outstanding at end of period	198								
ING JULIUS BAER FOREIGN PORTFOLIO									
(Funds were first received in this option during July 2004)									
Value at beginning of period	$11.70	$9.81							
Value at end of period	$13.35	$11.70							
Number of accumulation units outstanding at end of period	6,506	1,199							
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$9.42	$8.68	$6.35	$9.915	$13.398	$19.011	$12.733	$9.923	$10.046
Value at end of period	$10.39	$9.42	$8.68	$6.35	$9.915	$13.398	$19.011	$12.733	$9.923
Number of accumulation units outstanding at end of period	293,330	322,444	249,182	219,161	204,337	208,959	110,360	102,952	26,577
ING LEGG MASON VALUE PORTFOLIO									
(Funds were first received in this option during June 2005)									
Value at beginning of period	$10.63								
Value at end of period	$11.50								
Number of accumulation units outstanding at end of period	4,570								
ING MARSICO GROWTH PORTFOLIO									
(Funds were first received in this option during October 2005)									
Value at beginning of period	$10.48								
Value at end of period	$11.40								
Number of accumulation units outstanding at end of period	2								
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO									
(Funds were first received in this option during December 2005)									
Value at beginning of period	$12.27								
Value at end of period	$12.45								
Number of accumulation units outstanding at end of period	207								
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$15.63	$14.00	$11.04	$15.979	$21.462	$23.003	$15.623	$12.457	$12.277
Value at end of period	$15.71	$15.63	$14.00	$11.04	$15.979	$21.462	$23.003	$15.623	$12.457
Number of accumulation units outstanding at end of period	71,052	83,153	60,766	60,378	55,243	39,672	10,435	25,784	1,514

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
ING MFS TOTAL RETURN PORTFOLIO									
(Funds were first received in this option during August 2003)									
Value at beginning of period	$13.16	$11.97	$11.07						
Value at end of period	$13.40	$13.16	$11.97						
Number of accumulation units outstanding at end of period	21,115	19,754	5,448						
ING OPCAP BALANCED VALUE PORTFOLIO									
(Funds were first received in this option during May 2003)									
Value at beginning of period	$13.59	$12.44	$10.34						
Value at end of period	$13.81	$13.59	$12.44						
Number of accumulation units outstanding at end of period	10,041	8,686	3,091						
ING OPPENHEIMER GLOBAL PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during April 2005)									
Value at beginning of period	$10.12								
Value at end of period	$12.15								
Number of accumulation units outstanding at end of period	737,045								
ING OPPENHEIMER MAIN STREET PORTFOLIO®									
(Funds were first received in this option during June 2005)									
Value at beginning of period	$10.48								
Value at end of period	$10.99								
Number of accumulation units outstanding at end of period	850								
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO									
(Funds were first received in this option during April 2005)									
Value at beginning of period	$10.00								
Value at end of period	$10.13								
Number of accumulation units outstanding at end of period	153,988								
ING PIMCO HIGH YIELD PORTFOLIO									
(Funds were first received in this option during May 2005)									
Value at beginning of period	$10.16								
Value at end of period	$10.50								
Number of accumulation units outstanding at end of period	623								
ING PIMCO TOTAL RETURN PORTFOLIO									
(Funds were first received in this option during May 2002)									
Value at beginning of period	$11.41	$11.05	$10.73	$10.00					
Value at end of period	$11.52	$11.41	$11.05	$10.73					
Number of accumulation units outstanding at end of period	107,135	76,587	25,166	10,892					
ING SOLUTION 2025 PORTFOLIO									
(Funds were first received in this option during June 2005)									
Value at beginning of period	$10.41								
Value at end of period	$10.92								
Number of accumulation units outstanding at end of period	524								

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
ING SOLUTION 2035 PORTFOLIO									
(Funds were first received in this option during September 2005)									
Value at beginning of period	$10.71								
Value at end of period	$11.08								
Number of accumulation units outstanding at end of period	1,070								
ING SOLUTION 2045 PORTFOLIO									
(Funds were first received in this option during June 2005)									
Value at beginning of period	$10.55								
Value at end of period	$11.29								
Number of accumulation units outstanding at end of period	1,685								
ING SOLUTION INCOME PORTFOLIO									
(Funds were first received in this option during May 2005)									
Value at beginning of period	$10.12								
Value at end of period	$10.32								
Number of accumulation units outstanding at end of period	1,501								
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO									
(Funds were first received in this option during September 2005)									
Value at beginning of period	$10.79								
Value at end of period	$10.95								
Number of accumulation units outstanding at end of period	8,282								
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO									
(Funds were first received in this option during April 2005)									
Value at beginning of period	$9.93								
Value at end of period	$11.47								
Number of accumulation units outstanding at end of period	332,844								
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO									
(Funds were first received in this option during December 2003)									
Value at beginning of period	$14.72	$12.94	$12.23						
Value at end of period	$15.13	$14.72	$12.94						
Number of accumulation units outstanding at end of period	19,570	12,973	434						
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$19.14	$17.58	$13.57	$17.879	$20.125	$20.344	$16.806	$13.31	$13.042
Value at end of period	$20.11	$19.14	$17.58	$13.57	$17.879	$20.125	$20.344	$16.806	$13.31
Number of accumulation units outstanding at end of period	131,087	141,510	121,622	108,908	103,379	84,136	61,161	51,412	18,429
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$10.05	$8.85	$7.16	$9.632	$12.304	$13.016	$10.605	$8.713	$8.883
Value at end of period	$10.88	$10.05	$8.85	$7.16	$9.632	$12.304	$13.016	$10.605	$8.713
Number of accumulation units outstanding at end of period	89,808	84,091	56,376	52,565	53,074	70,123	22,552	40,974	1,465

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
ING VAN KAMPEN COMSTOCK PORTFOLIO									
(Funds were first received in this option during November 2002)									
Value at beginning of period	$12.33	$10.67	$8.32	$8.10					
Value at end of period	$12.63	$12.33	$10.67	$8.32					
Number of accumulation units outstanding at end of period	60,219	42,392	9,136	29					
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during April 2005)									
Value at beginning of period	$10.16								
Value at end of period	$11.09								
Number of accumulation units outstanding at end of period	471,249								
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO									
(Funds were first received in this option during June 2005)									
Value at beginning of period	$10.36								
Value at end of period	$11.06								
Number of accumulation units outstanding at end of period	1,332								
ING VP BALANCED PORTFOLIO, INC.									
(Funds were first received in this option during July 1997)									
Value at beginning of period	$18.11	$16.73	$14.22	$16.021	$16.903	$17.177	$15.279	$13.204	$12.677
Value at end of period	$18.68	$18.11	$16.73	$14.22	$16.021	$16.903	$17.177	$15.279	$13.204
Number of accumulation units outstanding at end of period	202,065	219,420	167,845	160,254	165,848	143,923	103,305	61,615	4,205
ING VP FINANCIAL SERVICES PORTFOLIO									
(Funds were first received in this option during August 2004)									
Value at beginning of period	$11.14	$9.88							
Value at end of period	$11.87	$11.14							
Number of accumulation units outstanding at end of period	3,615	157							
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO									
(Funds were first received in this option during May 2000)									
Value at beginning of period	$3.64	$3.72	$2.58	$4.449	$5.836	$9.202			
Value at end of period	$4.02	$3.64	$3.72	$2.58	$4.449	$5.836			
Number of accumulation units outstanding at end of period	101,298	95,759	52,893	28,069	17,209	12,023			
ING VP GROWTH AND INCOME PORTFOLIO									
(Funds were first received in this option during February 1997)									
Value at beginning of period	$13.70	$12.77	$10.24	$13.796	$17.087	$19.393	$16.691	$14.732	$12.312
Value at end of period	$14.66	$13.70	$12.77	$10.24	$13.796	$17.087	$19.393	$16.691	$14.732
Number of accumulation units outstanding at end of period	563,988	637,201	440,193	481,869	525,252	499,790	341,405	326,490	44,425
ING VP GROWTH PORTFOLIO									
(Funds were first received in this option during August 1997)									
Value at beginning of period	$14.52	$13.69	$10.61	$15.095	$20.916	$24.006	$17.974	$13.192	$13.184
Value at end of period	$15.72	$14.52	$13.69	$10.61	$15.095	$20.916	$24.006	$17.974	$13.192
Number of accumulation units outstanding at end of period	62,614	88,767	88,043	83,021	77,947	64,832	44,979	23,219	31

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
ING VP INDEX PLUS LARGECAP PORTFOLIO									
(Funds were first received in this option during July 1997)									
Value at beginning of period	$18.85	$17.23	$13.80	$17.775	$20.796	$23.196	$18.859	$14.481	$14.043
Value at end of period	$19.66	$18.85	$17.23	$13.80	$17.775	$20.796	$23.196	$18.859	$14.481
Number of accumulation units outstanding at end of period	271,230	278,889	239,183	204,821	177,687	104,346	61,200	51,170	1,083
ING VP INDEX PLUS MIDCAP PORTFOLIO									
(Funds were first received in this option during July 1998)									
Value at beginning of period	$19.05	$16.51	$12.60	$14.481	$14.831	$12.498	$10.906	$9.624	
Value at end of period	$20.95	$19.05	$16.51	$12.60	$14.481	$14.831	$12.498	$10.906	
Number of accumulation units outstanding at end of period	224,909	197,866	131,116	111,150	69,171	9,532	460	168	
ING VP INDEX PLUS SMALLCAP PORTFOLIO									
(Funds were first received in this option during July 1998)									
Value at beginning of period	$14.90	$12.33	$9.15	$10.657	$10.517	$9.677	$8.827	$9.53	
Value at end of period	$15.86	$14.90	$12.33	$9.15	$10.657	$10.517	$9.677	$8.827	
Number of accumulation units outstanding at end of period	73,087	63,034	36,243	25,189	7,455	3,796	1,538	330	
ING VP INTERMEDIATE BOND PORTFOLIO									
(Funds were first received in this option during February 1997)									
Value at beginning of period	$16.16	$15.57	$14.80	$13.805	$12.829	$11.824	$12.038	$11.249	$10.587
Value at end of period	$16.49	$16.16	$15.57	$14.80	$13.805	$12.829	$11.824	$12.038	$11.249
Number of accumulation units outstanding at end of period	281,338	259,920	191,372	174,257	129,865	59,398	54,350	50,220	11,619
ING VP INTERNATIONAL EQUITY PORTFOLIO									
(Funds were first received in this option during August 1998)									
Value at beginning of period	$9.56	$8.24	$6.31	$8.696	$11.545	$14.643	$9.778	$8.935	
Value at end of period	$11.06	$9.56	$8.24	$6.31	$8.696	$11.545	$14.643	$9.778	
Number of accumulation units outstanding at end of period	12,490	15,207	5,882	4,455	3,614	4,130	417	182	
ING VP INTERNATIONAL VALUE PORTFOLIO									
(Funds were first received in this option during May 2002)									
Value at beginning of period	$11.95	$10.28	$8.00	$9.92					
Value at end of period	$12.94	$11.95	$10.28	$8.00					
Number of accumulation units outstanding at end of period	29,828	25,396	3,821	176					
ING VP MIDCAP OPPORTUNITIES PORTFOLIO									
(Funds were first received in this option during May 2002)									
Value at beginning of period	$10.35	$9.38	$6.94	$8.83					
Value at end of period	$11.31	$10.35	$9.38	$6.94					
Number of accumulation units outstanding at end of period	2,996	6,324	2,910	222					
ING VP MONEY MARKET PORTFOLIO									
(Funds were first received in this option during February 1997)									
Value at beginning of period	$12.65	$12.65	$12.67	$12.594	$12.246	$11.632	$11.187	$10.72	$10.322
Value at end of period	$12.89	$12.65	$12.65	$12.67	$12.594	$12.246	$11.632	$11.187	$10.72
Number of accumulation units outstanding at end of period	258,944	265,396	217,302	184,653	134,427	57,153	47,453	43,461	1,863

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
ING VP NATURAL RESOURCES TRUST									
(Funds were first received in this option during July 1997)									
Value at beginning of period	$14.72	$13.21	$10.22	$10.554	$12.688	$10.831	$9.594	$12.062	$12.407
Value at end of period	$20.81	$14.72	$13.21	$10.22	$10.554	$12.688	$10.831	$9.594	$12.062
Number of accumulation units outstanding at end of period	18,056	9,989	4,884	4,527	4,113	3,763	3,378	2,961	791
ING VP REAL ESTATE PORTFOLIO									
(Funds were first received in this option during July 2004)									
Value at beginning of period	$13.90	$11.54							
Value at end of period	$15.48	$13.90							
Number of accumulation units outstanding at end of period	20,545	9,097							
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO									
(Funds were first received in this option during May 2002)									
Value at beginning of period	$7.47	$6.85	$5.00	$7.19					
Value at end of period	$8.07	$7.47	$6.85	$5.00					
Number of accumulation units outstanding at end of period	6,678	6,479	6,115	2,545					
ING VP SMALL COMPANY PORTFOLIO									
(Funds were first received in this option during July 1997)									
Value at beginning of period	$22.52	$19.89	$14.62	$19.251	$18.707	$17.713	$13.68	$13.674	$12.485
Value at end of period	$24.57	$22.52	$19.89	$14.62	$19.251	$18.707	$17.713	$13.68	$13.674
Number of accumulation units outstanding at end of period	98,166	95,884	56,457	42,680	28,140	10,887	6,350	5,235	125
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO									
(Funds were first received in this option during February 1997)									
Value at beginning of period	$15.78	$14.77	$13.13	$13.875	$14.363	$13.848	$13.067	$12.348	$11.009
Value at end of period	$16.22	$15.78	$14.77	$13.13	$13.875	$14.363	$13.848	$13.067	$12.348
Number of accumulation units outstanding at end of period	55,214	52,554	38,277	42,975	42,207	33,688	38,755	62,453	6,221
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO									
(Funds were first received in this option during February 1997)									
Value at beginning of period	$15.91	$14.35	$11.66	$13.668	$15.616	$15.886	$14.039	$13.602	$11.629
Value at end of period	$16.72	$15.91	$14.35	$11.66	$13.668	$15.616	$15.886	$14.039	$13.602
Number of accumulation units outstanding at end of period	149,811	137,115	92,838	91,473	76,586	52,034	33,325	55,886	24,508
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO									
(Funds were first received in this option during February 1997)									
Value at beginning of period	$15.64	$14.34	$12.13	$13.547	$14.719	$14.813	$13.582	$12.959	$11.292
Value at end of period	$16.20	$15.64	$14.34	$12.13	$13.547	$14.719	$14.813	$13.582	$12.959
Number of accumulation units outstanding at end of period	375,249	381,483	78,984	79,096	75,355	51,578	40,690	38,257	12,847
ING VP VALUE OPPORTUNITY PORTFOLIO									
(Funds were first received in this option during August 1997)									
Value at beginning of period	$18.28	$16.77	$13.60	$18.563	$20.756	$19.033	$16.085	$13.281	$12.796
Value at end of period	$19.36	$18.28	$16.77	$13.60	$18.563	$20.756	$19.033	$16.085	$13.281
Number of accumulation units outstanding at end of period	64,680	63,731	44,765	40,581	31,765	10,459	4,556	3,648	17

	2005	2004	2003	2002	2001	2000	1999	1998	1997
JANUS ASPEN BALANCED PORTFOLIO									
(Funds were first received in this option during February 1997)									
Value at beginning of period	$22.88	$21.30	$18.88	$20.39	$21.623	$22.35	$17.818	$13.409	$11.587
Value at end of period	$24.44	$22.88	$21.30	$18.88	$20.39	$21.623	$22.35	$17.818	$13.409
Number of accumulation units outstanding at end of period	349	259,170	215,752	191,001	160,979	105,285	78,372	37,434	14,527
JANUS ASPEN FLEXIBLE BOND PORTFOLIO									
(Funds were first received in this option during July 1997)									
Value at beginning of period	$17.36	$16.88	$16.03	$14.662	$13.753	$13.08	$13.009	$12.049	$11.571
Value at end of period	$17.53	$17.36	$16.88	$16.03	$14.662	$13.753	$13.08	$13.009	$12.049
Number of accumulation units outstanding at end of period	1	63,822	55,454	54,354	30,937	31,503	25,083	13,507	700
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO									
(Funds were first received in this option during February 1997)									
Value at beginning of period	$17.13	$16.52	$13.46	$18.263	$23.796	$28.515	$17.522	$13.735	$12.089
Value at end of period	$17.94	$17.13	$16.52	$13.46	$18.263	$23.796	$28.515	$17.522	$13.735
Number of accumulation units outstanding at end of period	148	340,989	322,654	357,052	331,090	256,821	199,510	202,768	59,673
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO									
(Funds were first received in this option during June 2002)									
Value at beginning of period	$11.38	$10.21	$7.88	$8.94					
Value at end of period	$11.63	$11.38	$10.21	$7.88					
Number of accumulation units outstanding at end of period	161,066	128,258	44,247	4,841					
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO									
(Funds were first received in this option during May 2002)									
Value at beginning of period	$12.65	$10.30	$8.35	$9.73					
Value at end of period	$13.55	$12.65	$10.30	$8.35					
Number of accumulation units outstanding at end of period	83,539	58,607	20,087	821					
NEW PERSPECTIVE FUND®									
(Funds were first received in this option during June 2004)									
Value at beginning of period	$11.34	$10.16							
Value at end of period	$12.48	$11.34							
Number of accumulation units outstanding at end of period	12,778	6,475							
OPPENHEIMER DEVELOPING MARKETS FUND									
(Funds were first received in this option during June 2004)									
Value at beginning of period	$29.05	$21.46							
Value at end of period	$40.60	$29.05							
Number of accumulation units outstanding at end of period	26,875	10,521							

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
OPPENHEIMER GLOBAL SECURITIES FUND/VA									
(Funds were first received in this option during June 1998)									
Value at beginning of period	$18.31	$15.53	$10.97	$14.242	$16.363	$15.734	$10.032	$9.801	
Value at end of period	$20.72	$18.31	$15.53	$10.97	$14.242	$16.363	$15.734	$10.032	
Number of accumulation units outstanding at end of period	18	248,725	131,309	38,962	28,237	8,495	494	180	
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA									
(Funds were first received in this option during October 2005)									
Value at beginning of period	$10.97								
Value at end of period	$11.74								
Number of accumulation units outstanding at end of period	107								
OPPENHEIMER STRATEGIC BOND FUND/VA									
(Funds were first received in this option during October 1998)									
Value at beginning of period	$14.19	$13.20	$11.30	$10.624	$10.24	$10.082	$9.908	$9.582	
Value at end of period	$14.42	$14.19	$13.20	$11.30	$10.624	$10.24	$10.082	$9.908	
Number of accumulation units outstanding at end of period	59	36,861	29,491	9,372	5,843	1,936	243	5	
PAX WORLD BALANCED FUND, INC.									
(Funds were first received in this option during June 2004)									
Value at beginning of period	$10.66	$9.65							
Value at end of period	$11.11	$10.66							
Number of accumulation units outstanding at end of period	87,926	37,977							
PIMCO VIT REAL RETURN PORTFOLIO									
(Funds were first received in this option during July 2004)									
Value at beginning of period	$10.80	$10.28							
Value at end of period	$10.91	$10.80							
Number of accumulation units outstanding at end of period	20,396	9,234							
PIONEER EQUITY INCOME VCT PORTFOLIO									
(Funds were first received in this option during May 2002)									
Value at beginning of period	$11.20	$9.72	$8.01	$9.68					
Value at end of period	$11.71	$11.20	$9.72	$8.01					
Number of accumulation units outstanding at end of period	56,563	23,517	11,191	3,830					
PIONEER FUND VCT PORTFOLIO									
(Funds were first received in this option during July 2003)									
Value at beginning of period	$10.19	$9.25	$8.21						
Value at end of period	$10.70	$10.19	$9.25						
Number of accumulation units outstanding at end of period	5,591	3,825	1,408						
PIONEER HIGH YIELD VCT PORTFOLIO									
(Funds were first received in this option during June 2004)									
Value at beginning of period	$10.66	$9.80							
Value at end of period	$10.75	$10.66							
Number of accumulation units outstanding at end of period	10,596	7,083							

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
PIONEER MID CAP VALUE VCT PORTFOLIO									
(Funds were first received in this option during May 2002)									
Value at beginning of period	$14.40	$11.92	$8.76	$10.44					
Value at end of period	$15.37	$14.40	$11.92	$8.76					
Number of accumulation units outstanding at end of period	46,118	31,913	6,469	290					
TEMPLETON GLOBAL BOND FUND									
(Funds were first received in this option during July 2004)									
Value at beginning of period	$11.63	$10.28							
Value at end of period	$11.15	$11.63							
Number of accumulation units outstanding at end of period	20,252	7,383							
THE GROWTH FUND OF AMERICA®									
(Funds were first received in this option during June 2004)									
Value at beginning of period	$10.83	$10.07							
Value at end of period	$12.24	$10.83							
Number of accumulation units outstanding at end of period	184,670	66,318							
WANGER SELECT									
(Funds were first received in this option during June 2004)									
Value at beginning of period	$11.42	$10.12							
Value at end of period	$12.49	$11.42							
Number of accumulation units outstanding at end of period	22,351	12,680							
WANGER U.S. SMALLER COMPANIES									
(Funds were first received in this option during July 2004)									
Value at beginning of period	$11.59	$9.73							
Value at end of period	$12.76	$11.59							
Number of accumulation units outstanding at end of period	5,277	2,513							
WASHINGTON MUTUAL INVESTORS FUND^{SM}									
(Funds were first received in this option during June 2004)									
Value at beginning of period	$10.83	$10.03							
Value at end of period	$11.09	$10.83							
Number of accumulation units outstanding at end of period	68,544	27,631							

TABLE XXI
FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.10%
(Selected data for accumulation units outstanding throughout each period)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
AIM V.I. CAPITAL APPRECIATION FUND									
(Funds were first received in this option during July 1999)									
Value at beginning of period	$9.30	$8.82	$6.89	$9.205	$12.132	$13.767	$10.00		
Value at end of period	$10.02	$9.30	$8.82	$6.89	$9.205	$12.132	$13.767		
Number of accumulation units outstanding at end of period	28,474	30,095	19,874	17,764	9,957	1,965	251		

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
AIM V.I. CORE EQUITY FUND									
(Funds were first received in this option during July 1999)									
Value at beginning of period	$8.38	$7.77	$6.32	$7.564	$9.912	$11.728	$10.373		
Value at end of period	$8.73	$8.38	$7.77	$6.32	$7.564	$9.912	$11.728		
Number of accumulation units outstanding at end of period	58,391	58,398	35,062	41,825	30,661	24,518	281		
AIM V.I. GROWTH FUND									
(Funds were first received in this option during July 1999)									
Value at beginning of period	$5.89	$5.51	$4.24	$6.213	$9.501	$12.081	$10.484		
Value at end of period	$6.26	$5.89	$5.51	$4.24	$6.213	$9.501	$12.081		
Number of accumulation units outstanding at end of period	39,372	45,644	24,025	18,426	10,507	2,851	34		
AIM V.I. PREMIER EQUITY FUND									
(Funds were first received in this option during July 1999)									
Value at beginning of period	$7.51	$7.18	$5.80	$8.408	$9.724	$11.518	$10.159		
Value at end of period	$7.84	$7.51	$7.18	$5.80	$8.408	$9.724	$11.518		
Number of accumulation units outstanding at end of period	30,126	42,709	21,957	23,334	25,349	14,060	500		
AMERICAN CENTURY® INCOME & GROWTH FUND									
(Funds were first received in this option during January 2001)									
Value at beginning of period	$30.91	$27.72	$21.67	$27.255	$31.141				
Value at end of period	$31.95	$30.91	$27.72	$21.67	$27.255				
Number of accumulation units outstanding at end of period	1,520	2,145	2,251	2,226	4,491				
CALVERT SOCIAL BALANCED PORTFOLIO									
(Funds were first received in this option during January 1998)									
Value at beginning of period	$16.02	$14.96	$12.68	$14.591	$15.853	$16.546	$14.906	$13.068	
Value at end of period	$16.74	$16.02	$14.96	$12.68	$14.591	$15.853	$16.546	$14.906	
Number of accumulation units outstanding at end of period	26,627	41,804	40,704	46,212	37,568	15,619	10,085	1,048	
EUROPACIFIC GROWTH FUND®									
(Funds were first received in this option during May 2004)									
Value at beginning of period	$11.46	$10.00							
Value at end of period	$13.72	$11.46							
Number of accumulation units outstanding at end of period	17,827	26,520							
EVERGREEN SPECIAL VALUES FUND									
(Funds were first received in this option during June 2004)									
Value at beginning of period	$18.31	$16.63							
Value at end of period	$20.00	$18.31							
Number of accumulation units outstanding at end of period	10,452	7,952							
FIDELITY® VIP CONTRAFUND® PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$22.73	$19.90	$15.66	$17.466	$20.124	$21.789	$17.729	$13.791	$13.502
Value at end of period	$26.28	$22.73	$19.90	$15.66	$17.466	$20.124	$21.789	$17.729	$13.791
Number of accumulation units outstanding at end of period	228,606	198,818	110,439	100,695	87,802	56,051	45,203	5,768	110

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
FIDELITY® VIP EQUITY-INCOME PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$18.72	$16.97	$13.17	$16.029	$17.053	$15.902	$15.12	$13.695	$13.343
Value at end of period	$19.60	$18.72	$16.97	$13.17	$16.029	$17.053	$15.902	$15.12	$13.695
Number of accumulation units outstanding at end of period	147,293	191,321	132,197	114,751	91,020	31,932	39,294	4,490	589
FIDELITY® VIP GROWTH PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$15.79	$15.44	$11.75	$17.003	$20.877	$23.71	$17.443	$12.643	$12.74
Value at end of period	$16.52	$15.79	$15.44	$11.75	$17.003	$20.877	$23.71	$17.443	$12.643
Number of accumulation units outstanding at end of period	220,215	252,037	154,335	125,205	105,975	67,647	59,684	13,478	416
FIDELITY® VIP OVERSEAS PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$14.50	$12.90	$9.10	$11.535	$14.795	$18.00	$13.108	$11.754	$11.651
Value at end of period	$17.07	$14.50	$12.90	$9.10	$11.535	$14.795	$18.492	$13.108	$11.754
Number of accumulation units outstanding at end of period	29,078	27,192	11,515	14,368	11,538	8,320	9,933	1,860	5
FRANKLIN SMALL CAP VALUE SECURITIES FUND									
(Funds were first received in this option during May 2002)									
Value at beginning of period	$14.78	$12.08	$9.24	$11.74					
Value at end of period	$15.91	$14.78	$12.08	$9.24					
Number of accumulation units outstanding at end of period	29,405	24,914	10,330	7,939					
ING ALLIANCEBERNSTEIN MID CAP GROWTH PORTFOLIO									
(Funds were first received in this option during December 2005)									
Value at beginning of period	$12.61								
Value at end of period	$12.48								
Number of accumulation units outstanding at end of period	139								
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO									
(Funds were first received in this option during November 2002)									
Value at beginning of period	$13.90	$12.77	$9.83	$9.92					
Value at end of period	$13.92	$13.90	$12.77	$9.83					
Number of accumulation units outstanding at end of period	5,135	8,955	621	1					
ING AMERICAN CENTURY SELECT PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during April 2005)									
Value at beginning of period	$9.70								
Value at end of period	$10.17								
Number of accumulation units outstanding at end of period	167,082								

	2005	2004	2003	2002	2001	2000	1999	1998	1997
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO									
(Funds were first received in this option during May 2002)									
Value at beginning of period	$13.01	$10.84	$8.09	$10.20					
Value at end of period	$13.88	$13.01	$10.84	$8.09					
Number of accumulation units outstanding at end of period	10,290	8,794	1,689	663					
ING BARON SMALL CAP GROWTH PORTFOLIO									
(Funds were first received in this option during September 2002)									
Value at beginning of period	$14.52	$11.48	$8.69	$8.85					
Value at end of period	$15.42	$14.52	$11.48	$8.69					
Number of accumulation units outstanding at end of period	8,984	15,392	3,277	122					
ING DAVIS VENTURE VALUE PORTFOLIO									
(Funds were first received in this option during October 2002)									
Value at beginning of period	$17.79	$16.58	$11.92	$11.21					
Value at end of period	$18.28	$17.79	$16.58	$11.92					
Number of accumulation units outstanding at end of period	3,280	4,387	1,487	46					
ING EVERGREEN HEALTH SCIENCES PORTFOLIO									
(Funds were first received in this option during August 2005)									
Value at beginning of period	$10.92								
Value at end of period	$11.22								
Number of accumulation units outstanding at end of period	21								
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO									
(Funds were first received in this option during May 2005)									
Value at beginning of period	$10.01								
Value at end of period	$11.84								
Number of accumulation units outstanding at end of period	562								
ING FUNDAMENTAL RESEARCH PORTFOLIO									
(Funds were first received in this option during August 2002)									
Value at beginning of period	$8.51	$7.83	$6.21	$6.51					
Value at end of period	$8.90	$8.51	$7.83	$6.21					
Number of accumulation units outstanding at end of period	3,688	5,467	2,210	100					
ING GOLDMAN SACHS® STRUCTURED EQUITY PORTFOLIO									
(Funds were first received in this option during September 2002)									
Value at beginning of period	$10.88	$10.12	$8.28	$8.63					
Value at end of period	$10.97	$10.88	$10.12	$8.28					
Number of accumulation units outstanding at end of period	6,979	4,113	2,042	16					

	2005	2004	2003	2002	2001	2000	1999	1998	1997
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO									
(Funds were first received in this option during July 2005)									
Value at beginning of period	$10.91								
Value at end of period	$13.42								
Number of accumulation units outstanding at end of period	2,568								
ING JPMORGAN INTERNATIONAL PORTFOLIO									
(Funds were first received in this option during January 1998)									
Value at beginning of period	$14.87	$12.65	$9.88	$12.191	$16.869	$21.211	$13.538	$11.633	
Value at end of period	$16.19	$14.87	$12.65	$9.88	$12.191	$16.869	$21.211	$13.538	
Number of accumulation units outstanding at end of period	31,456	39,743	32,187	29,311	25,607	14,556	7,463	3,300	
ING JPMORGAN MID CAP VALUE PORTFOLIO									
(Funds were first received in this option during June 2002)									
Value at beginning of period	$14.08	$11.80	$9.18	$9.50					
Value at end of period	$15.11	$14.08	$11.80	$9.18					
Number of accumulation units outstanding at end of period	11,724	6,863	2,300	220					
ING JULIUS BAER FOREIGN PORTFOLIO									
(Funds were first received in this option during July 2004)									
Value at beginning of period	$11.69	$9.90							
Value at end of period	$13.34	$11.69							
Number of accumulation units outstanding at end of period	2,384	981							
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$9.38	$8.65	$6.33	$9.887	$13.367	$18.976	$12.716	$9.915	$10.039
Value at end of period	$10.34	$9.38	$8.65	$6.33	$9.887	$13.367	$18.976	$12.716	$9.915
Number of accumulation units outstanding at end of period	104,360	113,873	94,672	72,342	68,031	44,716	34,563	6,017	16
ING LEGG MASON PARTNERS LARGE CAP GROWTH PORTFOLIO									
(Funds were first received in this option during April 2005)									
Value at beginning of period	$9.56								
Value at end of period	$10.76								
Number of accumulation units outstanding at end of period	19,654								
ING LEGG MASON VALUE PORTFOLIO									
(Funds were first received in this option during July 2005)									
Value at beginning of period	$10.95								
Value at end of period	$11.49								
Number of accumulation units outstanding at end of period	957								
ING MARSICO GROWTH PORTFOLIO									
(Funds were first received in this option during July 2005)									
Value at beginning of period	$11.03								
Value at end of period	$11.40								
Number of accumulation units outstanding at end of period	41								

	2005	2004	2003	2002	2001	2000	1999	1998	1997
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO									
(Funds were first received in this option during August 2005)									
Value at beginning of period	$10.95								
Value at end of period	$12.44								
Number of accumulation units outstanding at end of period	360								
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO									
(Funds were first received in this option during April 1998)									
Value at beginning of period	$15.57	$13.94	$11.01	$15.934	$21.412	$22.961	$15.602	$14.846	
Value at end of period	$15.64	$15.57	$13.94	$11.01	$15.934	$21.412	$22.961	$15.602	
Number of accumulation units outstanding at end of period	57,732	64,681	44,713	38,125	32,216	12,813	3,853	1,488	
ING MFS TOTAL RETURN PORTFOLIO									
(Funds were first received in this option during September 2003)									
Value at beginning of period	$13.15	$11.96	$11.20						
Value at end of period	$13.38	$13.15	$11.96						
Number of accumulation units outstanding at end of period	89,822	61,818	82						
ING MFS UTILITIES PORTFOLIO									
(Funds were first received in this option during May 2005)									
Value at beginning of period	$10.06								
Value at end of period	$11.42								
Number of accumulation units outstanding at end of period	1,224								
ING OPCAP BALANCED VALUE PORTFOLIO									
(Funds were first received in this option during August 2002)									
Value at beginning of period	$13.56	$12.43	$9.64	$9.07					
Value at end of period	$13.78	$13.56	$12.43	$9.64					
Number of accumulation units outstanding at end of period	16,836	15,796	5,105	3					
ING OPPENHEIMER GLOBAL PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during April 2005)									
Value at beginning of period	$10.12								
Value at end of period	$12.15								
Number of accumulation units outstanding at end of period	520,551								
ING OPPENHEIMER MAIN STREET PORTFOLIO®									
(Funds were first received in this option during July 2005)									
Value at beginning of period	$10.57								
Value at end of period	$10.99								
Number of accumulation units outstanding at end of period	22								
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO									
(Funds were first received in this option during April 2005)									
Value at beginning of period	$9.99								
Value at end of period	$10.12								
Number of accumulation units outstanding at end of period	138,695								

	2005	2004	2003	2002	2001	2000	1999	1998	1997
ING PIMCO HIGH YIELD PORTFOLIO									
(Funds were first received in this option during September 2005)									
Value at beginning of period	$10.45								
Value at end of period	$10.49								
Number of accumulation units outstanding at end of period	146								
ING PIMCO TOTAL RETURN PORTFOLIO									
(Funds were first received in this option during July 2002)									
Value at beginning of period	$11.39	$11.04	$10.73	$10.15					
Value at end of period	$11.50	$11.39	$11.04	$10.73					
Number of accumulation units outstanding at end of period	93,171	79,788	16,759	4,887					
ING SOLUTION 2015 PORTFOLIO									
(Funds were first received in this option during September 2005)									
Value at beginning of period	$10.61								
Value at end of period	$10.69								
Number of accumulation units outstanding at end of period	4,440								
ING SOLUTION 2025 PORTFOLIO									
(Funds were first received in this option during September 2005)									
Value at beginning of period	$10.73								
Value at end of period	$10.92								
Number of accumulation units outstanding at end of period	3,004								
ING SOLUTION 2035 PORTFOLIO									
(Funds were first received in this option during September 2005)									
Value at beginning of period	$10.82								
Value at end of period	$11.08								
Number of accumulation units outstanding at end of period	83								
ING SOLUTION 2045 PORTFOLIO									
(Funds were first received in this option during August 2005)									
Value at beginning of period	$10.87								
Value at end of period	$11.29								
Number of accumulation units outstanding at end of period	68								
ING SOLUTION INCOME PORTFOLIO									
(Funds were first received in this option during November 2005)									
Value at beginning of period	$10.15								
Value at end of period	$10.31								
Number of accumulation units outstanding at end of period	6								
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO									
(Funds were first received in this option during August 2005)									
Value at beginning of period	$10.76								
Value at end of period	$10.94								
Number of accumulation units outstanding at end of period	10,344								

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO									
(Funds were first received in this option during April 2005)									
Value at beginning of period	$9.93								
Value at end of period	$11.46								
Number of accumulation units outstanding at end of period	319,356								
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO									
(Funds were first received in this option during June 2003)									
Value at beginning of period	$14.70	$12.94	$11.44						
Value at end of period	$15.11	$14.70	$12.94						
Number of accumulation units outstanding at end of period	31,357	14,049	526						
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO									
(Funds were first received in this option during February 1998)									
Value at beginning of period	$19.06	$17.52	$13.53	$17.829	$20.079	$20.307	$16.784	$14.258	
Value at end of period	$20.02	$19.06	$17.52	$13.53	$17.829	$20.079	$20.307	$16.784	
Number of accumulation units outstanding at end of period	88,139	103,951	63,306	48,566	44,138	25,973	23,320	2,769	
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO									
(Funds were first received in this option during May 1998)									
Value at beginning of period	$10.01	$8.82	$7.13	$9.605	$12.275	$12.993	$10.591	$10.008	
Value at end of period	$10.83	$10.01	$8.82	$7.13	$9.605	$12.275	$12.993	$10.591	
Number of accumulation units outstanding at end of period	49,072	61,545	45,679	44,242	42,534	27,356	20,445	121	
ING VAN KAMPEN COMSTOCK PORTFOLIO									
(Funds were first received in this option during July 2002)									
Value at beginning of period	$12.31	$10.66	$8.32	$8.80					
Value at end of period	$12.60	$12.31	$10.66	$8.32					
Number of accumulation units outstanding at end of period	13,175	20,591	3,060	132					
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during April 2005)									
Value at beginning of period	$10.16								
Value at end of period	$11.08								
Number of accumulation units outstanding at end of period	276,512								
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO									
(Funds were first received in this option during October 2005)									
Value at beginning of period	$10.67								
Value at end of period	$11.05								
Number of accumulation units outstanding at end of period	4,570								
ING VP BALANCED PORTFOLIO, INC.									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$18.03	$16.66	$14.17	$15.976	$16.864	$17.146	$15.259	$13.194	$12.915
Value at end of period	$18.59	$18.03	$16.66	$14.17	$15.976	$16.864	$17.146	$15.259	$13.194
Number of accumulation units outstanding at end of period	236,692	266,424	99,803	60,447	60,130	45,823	79,953	10,484	294

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
ING VP FINANCIAL SERVICES PORTFOLIO									
(Funds were first received in this option during April 2005)									
Value at beginning of period	$10.38								
Value at end of period	$11.86								
Number of accumulation units outstanding at end of period	1								
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO									
(Funds were first received in this option during June 2000)									
Value at beginning of period	$3.63	$3.71	$2.58	$4.445	$5.834	$9.939			
Value at end of period	$4.01	$3.63	$3.71	$2.58	$4.445	$5.834			
Number of accumulation units outstanding at end of period	51,987	52,631	47,125	20,196	19,650	0			
ING VP GROWTH AND INCOME PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$13.64	$12.73	$10.21	$13.00	$17.047	$19.358	$16.669	$14.72	$14.52
Value at end of period	$14.59	$13.64	$12.73	$10.21	$13.757	$17.047	$19.358	$16.669	$14.72
Number of accumulation units outstanding at end of period	370,045	389,153	290,139	283,693	294,162	221,198	143,472	33,836	570
ING VP GROWTH PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$14.47	$13.65	$10.58	$15.059	$20.878	$23.973	$17.958	$13.188	$13.325
Value at end of period	$15.65	$14.47	$13.65	$10.58	$15.059	$20.878	$23.973	$17.958	$13.188
Number of accumulation units outstanding at end of period	50,037	47,812	27,283	24,310	18,105	9,211	14,643	1,761	37
ING VP INDEX PLUS LARGECAP PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$18.77	$17.17	$13.76	$17.728	$20.751	$23.158	$18.837	$14.472	$14.078
Value at end of period	$19.57	$18.77	$17.17	$13.76	$17.728	$20.751	$23.158	$18.837	$14.472
Number of accumulation units outstanding at end of period	154,079	166,098	160,364	135,043	112,980	76,997	65,999	10,488	215
ING VP INDEX PLUS MIDCAP PORTFOLIO									
(Funds were first received in this option during December 1998)									
Value at beginning of period	$18.98	$16.46	$12.57	$14.454	$14.811	$12.487	$10.902	$9.00	
Value at end of period	$20.87	$18.98	$16.46	$12.57	$14.454	$14.811	$12.487	$10.902	
Number of accumulation units outstanding at end of period	138,563	149,316	91,228	69,607	37,048	5,612	1,327	3	
ING VP INDEX PLUS SMALLCAP PORTFOLIO									
(Funds were first received in this option during February 1999)									
Value at beginning of period	$14.85	$12.30	$9.13	$10.637	$10.503	$9.669	$8.476		
Value at end of period	$15.80	$14.85	$12.30	$9.13	$10.637	$10.503	$9.669		
Number of accumulation units outstanding at end of period	56,931	50,782	24,475	24,800	8,426	1,063	1,596		
ING VP INTERMEDIATE BOND PORTFOLIO									
(Funds were first received in this option during December 1997)									
Value at beginning of period	$16.09	$15.51	$14.75	$13.00	$12.80	$11.803	$12.022	$11.24	$11.219
Value at end of period	$16.41	$16.09	$15.51	$14.75	$13.766	$12.80	$11.803	$12.022	$11.24
Number of accumulation units outstanding at end of period	159,531	147,951	85,778	85,507	68,466	17,651	24,571	2,532	6

	2005	2004	2003	2002	2001	2000	1999	1998	1997
ING VP INTERNATIONAL EQUITY PORTFOLIO									
(Funds were first received in this option during February 1999)									
Value at beginning of period	$9.53	$8.22	$6.29	$8.68	$11.53	$14.631	$9.80		
Value at end of period	$11.01	$9.53	$8.22	$6.29	$8.68	$11.53	$14.631		
Number of accumulation units outstanding at end of period	10,641	11,277	9,763	7,563	5,098	1,911	767		
ING VP INTERNATIONAL VALUE PORTFOLIO									
(Funds were first received in this option during May 2002)									
Value at beginning of period	$11.93	$10.27	$7.99	$10.20					
Value at end of period	$12.91	$11.93	$10.27	$7.99					
Number of accumulation units outstanding at end of period	22,145	20,980	4,740	2,454					
ING VP MIDCAP OPPORTUNITIES PORTFOLIO									
(Funds were first received in this option during July 2002)									
Value at beginning of period	$10.34	$9.37	$6.93	$7.94					
Value at end of period	$11.28	$10.34	$9.37	$6.93					
Number of accumulation units outstanding at end of period	10,685	6,064	1,308	40					
ING VP MONEY MARKET PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$12.59	$12.60	$12.62	$12.559	$12.218	$11.611	$11.172	$10.711	$10.663
Value at end of period	$12.83	$12.59	$12.60	$12.62	$12.559	$12.218	$11.611	$11.172	$10.711
Number of accumulation units outstanding at end of period	167,862	206,605	192,899	162,881	121,077	39,771	25,798	6,784	145
ING VP NATURAL RESOURCES TRUST									
(Funds were first received in this option during August 1998)									
Value at beginning of period	$14.66	$13.16	$10.19	$10.525	$12.659	$10.812	$9.581	$8.98	
Value at end of period	$20.72	$14.66	$13.16	$10.19	$10.525	$12.659	$10.812	$9.581	
Number of accumulation units outstanding at end of period	16,882	9,793	3,148	2,324	2,203	1,087	1,354	31	
ING VP REAL ESTATE PORTFOLIO									
(Funds were first received in this option during June 2004)									
Value at beginning of period	$13.90	$10.92							
Value at end of period	$15.46	$13.90							
Number of accumulation units outstanding at end of period	14,112	3,097							
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO									
(Funds were first received in this option during October 2002)									
Value at beginning of period	$7.46	$6.85	$4.99	$5.22					
Value at end of period	$8.05	$7.46	$6.85	$4.99					
Number of accumulation units outstanding at end of period	10,366	4,124	1,863	9					
ING VP SMALL COMPANY PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$22.43	$19.83	$14.58	$19.205	$18.673	$17.689	$13.668	$13.669	$13.331
Value at end of period	$24.47	$22.43	$19.83	$14.58	$19.205	$18.673	$17.689	$13.668	$13.669
Number of accumulation units outstanding at end of period	44,759	52,216	46,693	33,179	22,421	7,637	7,548	6,323	650

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO									
(Funds were first received in this option during January 1997)									
Value at beginning of period	$15.72	$14.71	$13.09	$13.836	$14.33	$13.823	$13.05	$12.338	$12.223
Value at end of period	$16.14	$15.72	$14.71	$13.09	$13.836	$14.33	$13.823	$13.05	$12.338
Number of accumulation units outstanding at end of period	49,574	47,464	28,751	28,653	30,464	23,916	23,031	3,369	851
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$15.84	$14.30	$11.63	$13.00	$15.58	$15.857	$14.02	$13.00	$13.275
Value at end of period	$16.64	$15.84	$14.30	$11.63	$13.63	$15.58	$15.857	$14.02	$13.59
Number of accumulation units outstanding at end of period	78,885	60,403	51,467	46,766	44,706	28,871	29,411	9,573	42
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$15.57	$14.28	$12.09	$13.508	$14.685	$14.786	$13.564	$12.949	$12.904
Value at end of period	$16.12	$15.57	$14.28	$12.09	$13.508	$14.685	$14.786	$13.564	$12.949
Number of accumulation units outstanding at end of period	77,120	74,480	75,675	58,967	57,924	47,415	51,462	14,611	14
ING VP VALUE OPPORTUNITY PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$18.21	$16.71	$13.56	$18.519	$20.718	$19.007	$16.071	$13.276	$12.952
Value at end of period	$19.27	$18.21	$16.71	$13.56	$18.519	$20.718	$19.007	$16.071	$13.276
Number of accumulation units outstanding at end of period	37,553	36,915	29,575	20,408	12,380	1,299	1,480	1,219	46
JANUS ASPEN MID CAP GROWTH PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$14.40	$12.05	$9.02	$12.657	$21.137	$31.343	$14.059	$10.587	$10.337
Value at end of period	$15.99	$14.40	$12.05	$9.02	$12.657	$21.137	$31.343	$14.059	$10.587
Number of accumulation units outstanding at end of period	337	272,268	215,734	202,410	170,759	93,122	64,071	3,032	269
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$17.05	$16.46	$13.42	$18.00	$23.741	$28.463	$17.499	$13.724	$14.565
Value at end of period	$17.86	$17.05	$16.46	$13.42	$18.212	$23.741	$28.463	$17.499	$13.724
Number of accumulation units outstanding at end of period	83	212,534	169,055	164,665	151,241	90,052	65,151	14,918	971
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO									
(Funds were first received in this option during May 2002)									
Value at beginning of period	$11.36	$10.20	$7.87	$9.56					
Value at end of period	$11.61	$11.36	$10.20	$7.87					
Number of accumulation units outstanding at end of period	154,930	121,410	20,909	2,669					

	2005	2004	2003	2002	2001	2000	1999	1998	1997
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO									
(Funds were first received in this option during May 2002)									
Value at beginning of period	$12.63	$10.29	$8.34	$9.81					
Value at end of period	$13.52	$12.63	$10.29	$8.34					
Number of accumulation units outstanding at end of period	50,215	34,990	14,828	4,007					
NEW PERSPECTIVE FUND®									
(Funds were first received in this option during June 2004)									
Value at beginning of period	$11.33	$10.09							
Value at end of period	$12.47	$11.33							
Number of accumulation units outstanding at end of period	10,377	7,461							
OPPENHEIMER DEVELOPING MARKETS FUND									
(Funds were first received in this option during June 2004)									
Value at beginning of period	$28.98	$21.35							
Value at end of period	$40.49	$28.98							
Number of accumulation units outstanding at end of period	21,224	14,273							
OPPENHEIMER GLOBAL SECURITIES FUND/VA									
(Funds were first received in this option during July 1998)									
Value at beginning of period	$18.25	$15.49	$10.95	$14.215	$16.341	$15.721	$10.029	$10.16	
Value at end of period	$20.64	$18.25	$15.49	$10.95	$14.215	$16.341	$15.721	$10.029	
Number of accumulation units outstanding at end of period	195	149,367	80,145	42,009	19,088	2,579	966	27	
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA									
(Funds were first received in this option during May 2005)									
Value at beginning of period	$9.97								
Value at end of period	$11.74								
Number of accumulation units outstanding at end of period	165								
PAX WORLD BALANCED FUND, INC.									
(Funds were first received in this option during June 2004)									
Value at beginning of period	$10.63	$9.59							
Value at end of period	$11.08	$10.63							
Number of accumulation units outstanding at end of period	5,787	956							
PIMCO VIT REAL RETURN PORTFOLIO									
(Funds were first received in this option during August 2004)									
Value at beginning of period	$10.79	$10.46							
Value at end of period	$10.90	$10.79							
Number of accumulation units outstanding at end of period	26,078	12,814							
PIONEER EQUITY INCOME VCT PORTFOLIO									
(Funds were first received in this option during June 2002)									
Value at beginning of period	$11.18	$9.71	$8.01	$9.24					
Value at end of period	$11.69	$11.18	$9.71	$8.01					
Number of accumulation units outstanding at end of period	16,204	12,889	15,160	6,329					

	2005	2004	2003	2002	2001	2000	1999	1998	1997
PIONEER FUND VCT PORTFOLIO									
(Funds were first received in this option during July 2002)									
Value at beginning of period	$10.17	$9.24	$7.55	$8.24					
Value at end of period	$10.68	$10.17	$9.24	$7.55					
Number of accumulation units outstanding at end of period	2,175	1,407	689	344					
PIONEER HIGH YIELD VCT PORTFOLIO									
(Funds were first received in this option during July 2004)									
Value at beginning of period	$10.66	$9.98							
Value at end of period	$10.74	$10.66							
Number of accumulation units outstanding at end of period	1,441	1,600							
PIONEER MID CAP VALUE VCT PORTFOLIO									
(Funds were first received in this option during May 2002)									
Value at beginning of period	$14.38	$11.90	$8.75	$10.63					
Value at end of period	$15.34	$14.38	$11.90	$8.75					
Number of accumulation units outstanding at end of period	33,522	28,915	4,584	655					
TEMPLETON GLOBAL BOND FUND									
(Funds were first received in this option during July 2004)									
Value at beginning of period	$11.62	$10.33							
Value at end of period	$11.14	$11.62							
Number of accumulation units outstanding at end of period	8,303	1,237							
THE GROWTH FUND OF AMERICA®									
(Funds were first received in this option during May 2004)									
Value at beginning of period	$10.83	$10.05							
Value at end of period	$12.23	$10.83							
Number of accumulation units outstanding at end of period	70,504	39,555							
WANGER SELECT									
(Funds were first received in this option during May 2004)									
Value at beginning of period	$11.42	$10.06							
Value at end of period	$12.48	$11.42							
Number of accumulation units outstanding at end of period	5,489	1,444							
WANGER U.S. SMALLER COMPANIES									
(Funds were first received in this option during June 2004)									
Value at beginning of period	$11.58	$10.42							
Value at end of period	$12.75	$11.58							
Number of accumulation units outstanding at end of period	12,348	463							
WASHINGTON MUTUAL INVESTORS FUND^{SM}									
(Funds were first received in this option during June 2004)									
Value at beginning of period	$10.83	$10.01							
Value at end of period	$11.08	$10.83							
Number of accumulation units outstanding at end of period	48,482	42,278							

TABLE XXII

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.15%
(Selected data for accumulation units outstanding throughout each period)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
AIM V.I. CAPITAL APPRECIATION FUND										
(Funds were first received in this option during May 1999)										
Value at beginning of period	$9.28	$8.80	$6.87	$9.192	$12.121	$13.762	$9.693			
Value at end of period	$9.98	$9.28	$8.80	$6.87	$9.192	$12.121	$13.762			
Number of accumulation units outstanding at end of period	12,129	8,932	6,641	3,373	2,162	1,957	518			
AIM V.I. CORE EQUITY FUND										
(Funds were first received in this option during August 1999)										
Value at beginning of period	$8.35	$7.75	$6.30	$7.554	$9.903	$11.724	$9.204			
Value at end of period	$8.70	$8.35	$7.75	$6.30	$7.554	$9.903	$11.724			
Number of accumulation units outstanding at end of period	24,077	36,127	35,070	13,776	10,181	7,464	464			
AIM V.I. GROWTH FUND										
(Funds were first received in this option during May 1999)										
Value at beginning of period	$5.88	$5.49	$4.23	$6.204	$9.493	$12.077	$9.39			
Value at end of period	$6.24	$5.88	$5.49	$4.23	$6.204	$9.493	$12.077			
Number of accumulation units outstanding at end of period	13,119	12,576	8,684	5,582	4,996	4,197	1,062			
AIM V.I. PREMIER EQUITY FUND										
(Funds were first received in this option during May 1999)										
Value at beginning of period	$7.48	$7.16	$5.79	$8.397	$9.715	$11.514	$9.747			
Value at end of period	$7.82	$7.48	$7.16	$5.79	$8.397	$9.715	$11.514			
Number of accumulation units outstanding at end of period	7,170	9,046	11,993	9,443	7,328	3,149	115			
CALVERT SOCIAL BALANCED PORTFOLIO										
(Funds were first received in this option during January 1997)										
Value at beginning of period	$15.95	$14.90	$12.64	$14.55	$15.816	$16.515	$14.886	$12.951	$11.071	
Value at end of period	$16.66	$15.95	$14.90	$12.64	$14.55	$15.816	$16.515	$14.886	$12.951	
Number of accumulation units outstanding at end of period	13,393	14,502	9,193	8,800	9,675	23,265	53,770	48,553	37,416	
EUROPACIFIC GROWTH FUND®										
(Funds were first received in this option during July 2004)										
Value at beginning of period	$11.46	$10.03								
Value at end of period	$13.71	$11.46								
Number of accumulation units outstanding at end of period	15,322	1,516								
EVERGREEN SPECIAL VALUES FUND										
(Funds were first received in this option during July 2004)										
Value at beginning of period	$18.27	$16.27								
Value at end of period	$19.95	$18.27								
Number of accumulation units outstanding at end of period	7,980	2,724								

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)										
Value at beginning of period	$22.63	$19.82	$15.61	$17.416	$20.078	$21.749	$17.706	$13.78	$11.228	$10.00
Value at end of period	$26.16	$22.63	$19.82	$15.61	$17.416	$20.078	$21.749	$17.706	$13.78	$11.228
Number of accumulation units outstanding at end of period	307,647	237,826	83,150	58,609	50,343	57,857	112,281	85,591	56,042	4,169
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)										
Value at beginning of period	$18.64	$16.91	$13.12	$15.984	$17.013	$15.873	$15.10	$13.684	$10.805	$10.00
Value at end of period	$19.51	$18.64	$16.91	$13.12	$15.984	$17.013	$15.873	$15.10	$13.684	$10.805
Number of accumulation units outstanding at end of period	97,136	110,055	41,132	28,002	24,882	36,840	77,294	62,313	40,977	4,215
FIDELITY® VIP GROWTH PORTFOLIO										
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)										
Value at beginning of period	$15.72	$15.39	$11.71	$16.955	$20.00	$23.667	$17.42	$12.632	$10.348	$10.00
Value at end of period	$16.45	$15.72	$15.39	$11.71	$16.955	$20.829	$23.667	$17.42	$12.632	$10.348
Number of accumulation units outstanding at end of period	90,463	105,129	64,097	59,388	54,245	80,859	107,839	70,232	43,953	4,472
FIDELITY® VIP OVERSEAS PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$14.43	$12.85	$9.06	$11.502	$14.761	$18.458	$13.091	$11.745	$10.662	
Value at end of period	$16.99	$14.43	$12.85	$9.06	$11.502	$14.761	$18.458	$13.091	$11.745	
Number of accumulation units outstanding at end of period	17,245	26,653	12,473	7,740	6,014	7,202	10,801	9,778	6,203	
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$14.76	$12.06	$9.24	$11.50						
Value at end of period	$15.87	$14.76	$12.06	$9.24						
Number of accumulation units outstanding at end of period	15,286	10,292	3,163	1,512						
ING ALLIANCEBERNSTEIN MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$11.48									
Value at end of period	$12.48									
Number of accumulation units outstanding at end of period	1,448									

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO										
(Funds were first received in this option during January 2003)										
Value at beginning of period	$13.88	$12.75	$10.29							
Value at end of period	$13.89	$13.88	$12.75							
Number of accumulation units outstanding at end of period	815	684	615							
ING AMERICAN CENTURY SELECT PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during April 2003)										
Value at beginning of period	$9.70	$8.63	$6.99							
Value at end of period	$10.17	$8.94	$8.63							
Number of accumulation units outstanding at end of period	71,962	1,983	593							
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during September 2002)										
Value at beginning of period	$12.99	$10.83	$8.09	$8.37						
Value at end of period	$13.86	$12.99	$10.83	$8.09						
Number of accumulation units outstanding at end of period	6,481	7,599	2,653	163						
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period	$14.51	$11.47	$8.69	$9.62						
Value at end of period	$15.39	$14.51	$11.47	$8.69						
Number of accumulation units outstanding at end of period	20,706	16,631	2,542	35						
ING DAVIS VENTURE VALUE PORTFOLIO										
(Funds were first received in this option during September 2002)										
Value at beginning of period	$17.76	$16.56	$11.91	$11.87						
Value at end of period	$18.24	$17.76	$16.56	$11.91						
Number of accumulation units outstanding at end of period	3,205	4,549	2,398	183						
ING EVERGREEN HEALTH SCIENCES PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$10.79									
Value at end of period	$11.21									
Number of accumulation units outstanding at end of period	174									
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$11.34									
Value at end of period	$11.83									
Number of accumulation units outstanding at end of period	2,895									
ING FUNDAMENTAL RESEARCH PORTFOLIO										
(Funds were first received in this option during October 2002)										
Value at beginning of period	$8.50	$7.82	$6.21	$6.26						
Value at end of period	$8.88	$8.50	$7.82	$6.21						
Number of accumulation units outstanding at end of period	657	81	887	439						

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING GOLDMAN SACHS® STRUCTURED EQUITY PORTFOLIO										
(Funds were first received in this option during September 2002)										
Value at beginning of period	$10.87	$10.11	$8.27	$7.81						
Value at end of period	$10.95	$10.87	$10.11	$8.27						
Number of accumulation units outstanding at end of period	667	518	1,150	43						
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$11.60									
Value at end of period	$13.41									
Number of accumulation units outstanding at end of period	2,733									
ING JPMORGAN INTERNATIONAL PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$14.81	$12.60	$9.84	$12.156	$16.83	$21.173	$13.52	$11.484	$11.341	
Value at end of period	$16.11	$14.81	$12.60	$9.84	$12.156	$16.83	$21.173	$13.52	$11.484	
Number of accumulation units outstanding at end of period	28,688	38,421	18,650	19,609	21,211	44,357	80,398	88,163	77,528	
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during November 2002)										
Value at beginning of period	$14.06	$11.79	$9.17	$8.83						
Value at end of period	$15.08	$14.06	$11.79	$9.17						
Number of accumulation units outstanding at end of period	6,179	2,497	554	94						
ING JPMORGAN SMALL CAP EQUITY PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$11.20									
Value at end of period	$11.30									
Number of accumulation units outstanding at end of period	458									
ING JULIUS BAER FOREIGN PORTFOLIO										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$11.69	$9.74								
Value at end of period	$13.33	$11.69								
Number of accumulation units outstanding at end of period	6,690	521								
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$9.34	$8.61	$6.31	$9.859	$13.336	$18.942	$12.699	$9.907	$10.031	
Value at end of period	$10.29	$9.34	$8.61	$6.31	$9.859	$13.336	$18.942	$12.699	$9.907	
Number of accumulation units outstanding at end of period	73,537	96,078	77,677	82,668	83,543	98,119	200,163	196,772	165,668	
ING LEGG MASON VALUE PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$10.94									
Value at end of period	$11.49									
Number of accumulation units outstanding at end of period	549									

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING MARSICO GROWTH PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$10.80									
Value at end of period	$11.39									
Number of accumulation units outstanding at end of period	2,491									
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$10.80									
Value at end of period	$12.44									
Number of accumulation units outstanding at end of period	1,214									
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$15.50	$13.89	$10.97	$15.889	$21.363	$22.919	$15.582	$12.437	$12.258	
Value at end of period	$15.56	$15.50	$13.89	$10.97	$15.889	$21.363	$22.919	$15.582	$12.437	
Number of accumulation units outstanding at end of period	27,649	32,796	32,812	30,277	28,373	51,927	77,458	75,920	79,382	
ING MFS TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during October 2003)										
Value at beginning of period	$13.14	$11.96	$11.37							
Value at end of period	$13.37	$13.14	$11.96							
Number of accumulation units outstanding at end of period	22,327	17,416	557							
ING MFS UTILITIES PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$11.11									
Value at end of period	$11.42									
Number of accumulation units outstanding at end of period	130									
ING OPCAP BALANCED VALUE PORTFOLIO										
(Funds were first received in this option during January 2003)										
Value at beginning of period	$13.54	$12.42	$10.12							
Value at end of period	$13.75	$13.54	$12.42							
Number of accumulation units outstanding at end of period	4,363	4,089	2,076							
ING OPPENHEIMER GLOBAL PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$10.42									
Value at end of period	$12.13									
Number of accumulation units outstanding at end of period	360,152									
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$9.98									
Value at end of period	$10.12									
Number of accumulation units outstanding at end of period	57,415									

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING PIMCO HIGH YIELD PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$10.25									
Value at end of period	$10.49									
Number of accumulation units outstanding at end of period	2,233									
ING PIMCO TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$11.38	$11.03	$10.72	$10.06						
Value at end of period	$11.48	$11.38	$11.03	$10.72						
Number of accumulation units outstanding at end of period	24,313	25,945	12,016	1,261						
ING SOLUTION 2015 PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$10.40									
Value at end of period	$10.69									
Number of accumulation units outstanding at end of period	1,757									
ING SOLUTION 2025 PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$10.55									
Value at end of period	$10.92									
Number of accumulation units outstanding at end of period	1,464									
ING SOLUTION 2035 PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$10.79									
Value at end of period	$11.07									
Number of accumulation units outstanding at end of period	4,488									
ING SOLUTION 2045 PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$10.80									
Value at end of period	$11.28									
Number of accumulation units outstanding at end of period	350									
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$10.73									
Value at end of period	$10.94									
Number of accumulation units outstanding at end of period	5,221									
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$10.24									
Value at end of period	$11.45									
Number of accumulation units outstanding at end of period	183,985									

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during August 2004)										
Value at beginning of period	$14.69	$12.81								
Value at end of period	$15.10	$14.69								
Number of accumulation units outstanding at end of period	16,298	8,439								
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$18.98	$17.45	$13.48	$17.779	$20.032	$20.27	$16.762	$13.288	$13.021	
Value at end of period	$19.92	$18.98	$17.45	$13.48	$17.779	$20.032	$20.27	$16.762	$13.288	
Number of accumulation units outstanding at end of period	55,822	63,612	23,142	23,649	25,440	34,241	62,597	60,127	42,110	
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$9.97	$8.78	$7.11	$9.578	$12.247	$12.969	$10.577	$8.698	$8.869	
Value at end of period	$10.78	$9.97	$8.78	$7.11	$9.578	$12.247	$12.969	$10.577	$8.698	
Number of accumulation units outstanding at end of period	61,862	68,289	52,502	56,188	58,402	81,794	129,349	135,559	122,863	
ING VAN KAMPEN COMSTOCK PORTFOLIO										
(Funds were first received in this option during October 2002)										
Value at beginning of period	$12.30	$10.66	$8.31	$7.15						
Value at end of period	$12.58	$12.30	$10.66	$8.31						
Number of accumulation units outstanding at end of period	6,189	5,507	4,603	307						
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$10.33									
Value at end of period	$11.07									
Number of accumulation units outstanding at end of period	159,936									
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$10.93									
Value at end of period	$11.05									
Number of accumulation units outstanding at end of period	2,792									
ING VP BALANCED PORTFOLIO, INC.										
(Funds were first received in this option during January 1997)										
Value at beginning of period	$17.95	$16.60	$14.13	$15.931	$16.825	$17.115	$15.239	$13.183	$11.13	
Value at end of period	$18.50	$17.95	$16.60	$14.13	$15.931	$16.825	$17.115	$15.239	$13.183	
Number of accumulation units outstanding at end of period	150,929	156,016	75,376	70,353	72,759	165,556	224,431	275,681	250,060	
ING VP FINANCIAL SERVICES PORTFOLIO										
(Funds were first received in this option during February 2005)										
Value at beginning of period	$10.84									
Value at end of period	$11.85									
Number of accumulation units outstanding at end of period	873									

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO										
(Funds were first received in this option during June 2000)										
Value at beginning of period	$3.62	$3.71	$2.58	$4.441	$5.832	$9.851				
Value at end of period	$4.00	$3.62	$3.71	$2.58	$4.441	$5.832				
Number of accumulation units outstanding at end of period	15,143	26,215	22,386	13,750	8,802	3,756				
ING VP GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during January 1997)										
Value at beginning of period	$13.58	$12.68	$10.17	$13.718	$17.008	$19.323	$16.647	$14.708	$11.805	
Value at end of period	$14.52	$13.58	$12.68	$10.17	$13.718	$17.008	$19.323	$16.647	$14.708	
Number of accumulation units outstanding at end of period	258,276	307,389	268,968	257,254	284,048	329,934	514,328	581,226	508,938	
ING VP GROWTH PORTFOLIO										
(Funds were first received in this option during September 1997)										
Value at beginning of period	$14.41	$13.60	$10.55	$15.024	$20.839	$23.94	$17.943	$13.183	$13.348	
Value at end of period	$15.58	$14.41	$13.60	$10.55	$15.024	$20.839	$23.94	$17.943	$13.183	
Number of accumulation units outstanding at end of period	24,712	21,180	27,924	22,629	19,163	16,705	25,113	14,989	118	
ING VP INDEX PLUS LARGECAP PORTFOLIO										
(Funds were first received in this option during January 1997)										
Value at beginning of period	$18.70	$17.10	$13.72	$17.681	$20.707	$23.12	$18.815	$14.463	$11.663	
Value at end of period	$19.48	$18.70	$17.10	$13.72	$17.681	$20.707	$23.12	$18.815	$14.463	
Number of accumulation units outstanding at end of period	244,135	259,832	65,867	47,238	42,375	39,703	49,777	26,210	5,517	
ING VP INDEX PLUS MIDCAP PORTFOLIO										
(Funds were first received in this option during August 1998)										
Value at beginning of period	$18.92	$16.42	$12.54	$14.427	$14.791	$12.477	$10.898	$9.105		
Value at end of period	$20.79	$18.92	$16.42	$12.54	$14.427	$14.791	$12.477	$10.898		
Number of accumulation units outstanding at end of period	116,592	89,723	27,867	12,024	5,029	5,064	933	96		
ING VP INDEX PLUS SMALLCAP PORTFOLIO										
(Funds were first received in this option during July 1998)										
Value at beginning of period	$14.80	$12.26	$9.11	$10.618	$10.489	$9.661	$8.821	$9.569		
Value at end of period	$15.74	$14.80	$12.26	$9.11	$10.618	$10.489	$9.661	$8.821		
Number of accumulation units outstanding at end of period	90,740	70,348	18,738	8,843	3,338	1,569	3,035	1,234		
ING VP INTERMEDIATE BOND PORTFOLIO										
(Funds were first received in this option during January 1997)										
Value at beginning of period	$16.02	$15.45	$14.70	$13.727	$12.77	$11.781	$12.006	$11.231	$10.476	
Value at end of period	$16.33	$16.02	$15.45	$14.70	$13.727	$12.77	$11.781	$12.006	$11.231	
Number of accumulation units outstanding at end of period	62,041	65,146	64,925	63,808	62,226	58,437	88,391	106,179	89,517	
ING VP INTERNATIONAL EQUITY PORTFOLIO										
(Funds were first received in this option during August 1998)										
Value at beginning of period	$9.50	$8.20	$6.28	$8.664	$11.514	$14.618	$9.771	$9.763		
Value at end of period	$10.97	$9.50	$8.20	$6.28	$8.664	$11.514	$14.618	$9.771		
Number of accumulation units outstanding at end of period	9,418	7,408	5,252	3,725	2,848	734	726	167		

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING VP INTERNATIONAL VALUE PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period	$11.91	$10.26	$7.99	$9.24						
Value at end of period	$12.88	$11.91	$10.26	$7.99						
Number of accumulation units outstanding at end of period	76,291	64,416	6,534	2,944						
ING VP MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during July 2002)										
Value at beginning of period	$10.32	$9.36	$6.93	$7.36						
Value at end of period	$11.26	$10.32	$9.36	$6.93						
Number of accumulation units outstanding at end of period	208	857	1,552	58						
ING VP MONEY MARKET PORTFOLIO										
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)										
Value at beginning of period	$12.54	$12.55	$12.58	$12.524	$12.189	$11.59	$11.158	$10.702	$10.264	$10.00
Value at end of period	$12.77	$12.54	$12.55	$12.58	$12.524	$12.189	$11.59	$11.158	$10.702	$10.264
Number of accumulation units outstanding at end of period	61,014	103,759	102,165	82,720	76,506	59,675	87,883	76,594	44,265	9,856
ING VP NATURAL RESOURCES TRUST										
(Funds were first received in this option during January 1997)										
Value at beginning of period	$14.60	$13.11	$10.16	$10.495	$12.629	$10.792	$9.568	$12.042	$11.865	
Value at end of period	$20.62	$14.60	$13.11	$10.16	$10.495	$12.629	$10.792	$9.568	$12.042	
Number of accumulation units outstanding at end of period	12,371	4,218	3,823	3,016	3,015	5,137	8,711	12,059	12,454	
ING VP REAL ESTATE PORTFOLIO										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$13.89	$10.68								
Value at end of period	$15.45	$13.89								
Number of accumulation units outstanding at end of period	19,441	10,565								
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during July 2002)										
Value at beginning of period	$7.45	$6.84	$4.99	$5.63						
Value at end of period	$8.03	$7.45	$6.84	$4.99						
Number of accumulation units outstanding at end of period	2,150	1,800	891	81						
ING VP SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during September 1997)										
Value at beginning of period	$22.35	$19.76	$14.54	$19.16	$18.638	$17.665	$13.657	$13.664	$13.709	
Value at end of period	$24.36	$22.35	$19.76	$14.54	$19.16	$18.638	$17.665	$13.657	$13.664	
Number of accumulation units outstanding at end of period	76,125	87,891	16,987	15,129	13,689	13,933	12,873	9,141	119	
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during January 1997)										
Value at beginning of period	$15.65	$14.66	$13.05	$13.797	$14.297	$13.798	$13.033	$12.328	$10.927	
Value at end of period	$16.06	$15.65	$14.66	$13.05	$13.797	$14.297	$13.798	$13.033	$12.328	
Number of accumulation units outstanding at end of period	28,310	32,084	8,613	6,921	10,286	13,274	19,762	23,052	21,027	

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO										
(Funds were first received in this option during January 1997)										
Value at beginning of period	$15.77	$14.24	$11.59	$13.591	$15.544	$15.828	$14.002	$13.579	$11.525	
Value at end of period	$16.56	$15.77	$14.24	$11.59	$13.591	$15.544	$15.828	$14.002	$13.579	
Number of accumulation units outstanding at end of period	78,752	77,380	22,301	17,410	17,200	25,072	43,436	26,911	6,392	
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO										
(Funds were first received in this option during January 1997)										
Value at beginning of period	$15.50	$14.23	$12.05	$13.47	$14.651	$14.759	$13.546	$12.938	$11.182	
Value at end of period	$16.05	$15.50	$14.23	$12.05	$13.47	$14.651	$14.759	$13.546	$12.938	
Number of accumulation units outstanding at end of period	91,280	98,752	17,206	13,409	13,896	14,300	34,308	24,882	7,129	
ING VP VALUE OPPORTUNITY PORTFOLIO										
(Funds were first received in this option during September 1997)										
Value at beginning of period	$18.14	$16.66	$13.52	$18.476	$20.679	$18.982	$16.057	$13.271	$13.244	
Value at end of period	$19.19	$18.14	$16.66	$13.52	$18.476	$20.679	$18.982	$16.057	$13.271	
Number of accumulation units outstanding at end of period	45,111	54,582	15,335	10,167	9,254	7,948	5,973	4,025	47	
JANUS ASPEN BALANCED PORTFOLIO										
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)										
Value at beginning of period	$22.68	$21.14	$18.75	$20.275	$21.523	$22.269	$17.771	$13.387	$11.09	$10.00
Value at end of period	$24.21	$22.68	$21.14	$18.75	$20.275	$21.523	$22.269	$17.771	$13.387	$11.09
Number of accumulation units outstanding at end of period	7	99,265	52,946	44,165	69,826	75,248	71,007	36,442	15,461	13
JANUS ASPEN FLEXIBLE BOND PORTFOLIO										
(Funds were first received in this option during January 1997)										
Value at beginning of period	$17.21	$16.75	$15.92	$14.579	$13.69	$13.032	$12.975	$12.029	$10.882	
Value at end of period	$17.36	$17.21	$16.75	$15.92	$14.579	$13.69	$13.032	$12.975	$12.029	
Number of accumulation units outstanding at end of period	413	22,339	20,156	11,559	10,047	7,770	15,890	8,869	4,140	
JANUS ASPEN MID CAP GROWTH PORTFOLIO										
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)										
Value at beginning of period	$14.33	$12.01	$8.99	$12.621	$21.088	$31.286	$14.04	$10.578	$9.498	$10.00
Value at end of period	$15.92	$14.33	$12.01	$8.99	$12.621	$21.088	$31.286	$14.04	$10.578	$9.498
Number of accumulation units outstanding at end of period	12	161,764	96,156	76,205	77,962	111,951	150,087	103,123	77,340	4,932

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO										
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)										
Value at beginning of period	$16.98	$16.39	$13.37	$18.161	$23.686	$28.411	$17.476	$13.712	$11.355	$10.00
Value at end of period	$17.77	$16.98	$16.39	$13.37	$18.161	$23.686	$28.411	$17.476	$13.712	$11.355
Number of accumulation units outstanding at end of period	13	165,204	99,792	92,021	89,662	103,449	163,390	130,326	77,286	9
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$11.34	$10.19	$7.87	$9.36						
Value at end of period	$11.58	$11.34	$10.19	$7.87						
Number of accumulation units outstanding at end of period	24,995	37,600	7,118	663						
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO										
(Funds were first received in this option during July 2002)										
Value at beginning of period	$12.60	$10.28	$8.33	$8.82						
Value at end of period	$13.49	$12.60	$10.28	$8.33						
Number of accumulation units outstanding at end of period	18,052	23,810	16,651	938						
NEW PERSPECTIVE FUND®										
(Funds were first received in this option during July 2004)										
Value at beginning of period	$11.33	$10.12								
Value at end of period	$12.46	$11.33								
Number of accumulation units outstanding at end of period	7,179	2,962								
OPPENHEIMER DEVELOPING MARKETS FUND										
(Funds were first received in this option during July 2004)										
Value at beginning of period	$28.92	$21.66								
Value at end of period	$40.38	$28.92								
Number of accumulation units outstanding at end of period	14,542	7,115								
OPPENHEIMER GLOBAL SECURITIES FUND/VA										
(Funds were first received in this option during July 1998)										
Value at beginning of period	$18.19	$15.44	$10.92	$14.189	$16.319	$15.707	$10.025	$9.974		
Value at end of period	$20.56	$18.19	$15.44	$10.92	$14.189	$16.319	$15.707	$10.025		
Number of accumulation units outstanding at end of period	66	83,303	33,406	17,052	8,601	6,903	775	295		
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$11.11									
Value at end of period	$11.73									
Number of accumulation units outstanding at end of period	998									

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
PAX WORLD BALANCED FUND, INC.										
(Funds were first received in this option during August 2004)										
Value at beginning of period	$10.61	$9.54								
Value at end of period	$11.05	$10.61								
Number of accumulation units outstanding at end of period	15,096	3,783								
PIMCO VIT REAL RETURN PORTFOLIO										
(Funds were first received in this option during August 2004)										
Value at beginning of period	$10.79	$10.43								
Value at end of period	$10.89	$10.79								
Number of accumulation units outstanding at end of period	11,316	4,166								
PIONEER EQUITY INCOME VCT PORTFOLIO										
(Funds were first received in this option during August 2002)										
Value at beginning of period	$11.16	$9.70	$8.00	$8.37						
Value at end of period	$11.66	$11.16	$9.70	$8.00						
Number of accumulation units outstanding at end of period	55,242	37,929	2,451	254						
PIONEER FUND VCT PORTFOLIO										
(Funds were first received in this option during August 2002)										
Value at beginning of period	$10.15	$9.23	$7.54	$7.99						
Value at end of period	$10.65	$10.15	$9.23	$7.54						
Number of accumulation units outstanding at end of period	7,027	3,419	739	389						
PIONEER HIGH YIELD VCT PORTFOLIO										
(Funds were first received in this option during October 2004)										
Value at beginning of period	$10.65	$10.35								
Value at end of period	$10.74	$10.65								
Number of accumulation units outstanding at end of period	2,134	2,409								
PIONEER MID CAP VALUE VCT PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period	$14.35	$11.89	$8.75	$9.63						
Value at end of period	$15.31	$14.35	$11.89	$8.75						
Number of accumulation units outstanding at end of period	13,974	6,178	2,160	1,148						
TEMPLETON GLOBAL BOND FUND										
(Funds were first received in this option during October 2004)										
Value at beginning of period	$11.62	$10.76								
Value at end of period	$11.13	$11.62								
Number of accumulation units outstanding at end of period	10,088	1,133								
THE GROWTH FUND OF AMERICA®										
(Funds were first received in this option during July 2004)										
Value at beginning of period	$10.82	$9.90								
Value at end of period	$12.22	$10.82								
Number of accumulation units outstanding at end of period	32,998	9,197								

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
WANGER SELECT										
(Funds were first received in this option during August 2004)										
Value at beginning of period	$11.42	$9.43								
Value at end of period	$12.47	$11.42								
Number of accumulation units outstanding at end of period	2,968	1,239								
WANGER U.S. SMALLER COMPANIES										
(Funds were first received in this option during July 2004)										
Value at beginning of period	$11.58	$9.99								
Value at end of period	$12.74	$11.58								
Number of accumulation units outstanding at end of period	1,261	24								
WASHINGTON MUTUAL INVESTORS FUND[SM]										
(Funds were first received in this option during June 2004)										
Value at beginning of period	$10.82	$10.18								
Value at end of period	$11.07	$10.82								
Number of accumulation units outstanding at end of period	20,787	8,984								

TABLE XXIII

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.20%
(Selected data for accumulation units outstanding throughout each period)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
AIM V.I. CAPITAL APPRECIATION FUND									
(Funds were first received in this option during May 1999)									
Value at beginning of period	$9.25	$8.78	$6.86	$9.18	$12.111	$13.758	$10.195		
Value at end of period	$9.95	$9.25	$8.78	$6.86	$9.18	$12.111	$13.758		
Number of accumulation units outstanding at end of period	14,762	4,519	21,903	15,354	6,231	1,368	218		
AIM V.I. CORE EQUITY FUND									
(Funds were first received in this option during June 1999)									
Value at beginning of period	$8.33	$7.74	$6.29	$7.544	$9.895	$11.72	$9.601		
Value at end of period	$8.67	$8.33	$7.74	$6.29	$7.544	$9.895	$11.72		
Number of accumulation units outstanding at end of period	19,431	4,805	54,658	43,800	31,088	15,556	179		
AIM V.I. GROWTH FUND									
(Funds were first received in this option during May 1999)									
Value at beginning of period	$5.86	$5.48	$4.23	$6.196	$9.485	$12.073	$9.493		
Value at end of period	$6.22	$5.86	$5.48	$4.23	$6.196	$9.485	$12.073		
Number of accumulation units outstanding at end of period	29,457	10,063	66,503	53,764	12,715	6,982	167		

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
AIM V.I. PREMIER EQUITY FUND									
(Funds were first received in this option during July 1999)									
Value at beginning of period	$7.46	$7.14	$5.78	$8.386	$9.707	$11.51	$9.848		
Value at end of period	$7.79	$7.46	$7.14	$5.78	$8.386	$9.707	$11.51		
Number of accumulation units outstanding at end of period	19,854	2,794	32,685	26,885	5,729	2,497	156		
CALVERT SOCIAL BALANCED PORTFOLIO									
(Funds were first received in this option during July 1997)									
Value at beginning of period	$15.88	$14.85	$12.59	$14.509	$15.78	$16.485	$14.867	$13.354	
Value at end of period	$16.58	$15.88	$14.85	$12.59	$14.509	$15.78	$16.485	$14.867	
Number of accumulation units outstanding at end of period	17,247	11,929	12,575	12,326	2,958	8,799	6,433	2,926	
EUROPACIFIC GROWTH FUND®									
(Funds were first received in this option during October 2004)									
Value at beginning of period	$11.45	$10.22							
Value at end of period	$13.70	$11.45							
Number of accumulation units outstanding at end of period	4,357	214							
EVERGREEN SPECIAL VALUES FUND									
(Funds were first received in this option during July 2004)									
Value at beginning of period	$18.23	$16.22							
Value at end of period	$19.89	$18.23							
Number of accumulation units outstanding at end of period	11,287	1,333							
FIDELITY® VIP CONTRAFUND® PORTFOLIO									
(Funds were first received in this option during July 1997)									
Value at beginning of period	$22.53	$19.75	$15.56	$17.367	$20.031	$21.71	$17.683	$13.768	$12.889
Value at end of period	$26.03	$22.53	$19.75	$15.56	$17.367	$20.031	$21.71	$17.683	$13.768
Number of accumulation units outstanding at end of period	67,723	36,012	68,670	46,506	35,773	35,454	29,986	29,528	27
FIDELITY® VIP EQUITY-INCOME PORTFOLIO									
(Funds were first received in this option during February 1997)									
Value at beginning of period	$18.56	$16.84	$13.08	$15.939	$16.974	$15.844	$15.08	$14.168	
Value at end of period	$19.42	$18.56	$16.84	$13.08	$15.939	$16.974	$15.844	$15.08	
Number of accumulation units outstanding at end of period	47,941	28,000	70,821	50,747	31,625	30,503	21,440	13,584	
FIDELITY® VIP GROWTH PORTFOLIO									
(Funds were first received in this option during February 1997)									
Value at beginning of period	$15.66	$15.33	$11.68	$16.907	$20.781	$23.624	$17.397	$13.438	
Value at end of period	$16.37	$15.66	$15.33	$11.68	$16.907	$20.781	$23.624	$17.397	
Number of accumulation units outstanding at end of period	86,202	49,508	197,515	154,272	85,637	71,710	55,527	58,305	
FIDELITY® VIP OVERSEAS PORTFOLIO									
(Funds were first received in this option during February 1997)									
Value at beginning of period	$14.37	$12.80	$9.03	$11.47	$14.727	$18.424	$13.074	$12.43	
Value at end of period	$16.90	$14.37	$12.80	$9.03	$11.47	$14.727	$18.424	$13.074	
Number of accumulation units outstanding at end of period	9,272	7,735	14,662	4,490	2,349	3,777	2,471	5,797	

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
FRANKLIN SMALL CAP VALUE SECURITIES FUND									
(Funds were first received in this option during May 2002)									
Value at beginning of period	$14.73	$12.05	$9.23	$10.06					
Value at end of period	$15.83	$14.73	$12.05	$9.23					
Number of accumulation units outstanding at end of period	8,091	2,444	4,293	1,437					
ING ALLIANCEBERNSTEIN MID CAP GROWTH PORTFOLIO									
(Funds were first received in this option during October 2005)									
Value at beginning of period	$11.67								
Value at end of period	$12.48								
Number of accumulation units outstanding at end of period	2								
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO									
(Funds were first received in this option during December 2002)									
Value at beginning of period	$13.85	$12.74	$9.82	$10.14					
Value at end of period	$13.86	$13.85	$12.74	$9.82					
Number of accumulation units outstanding at end of period	899	717	1,028	80					
ING AMERICAN CENTURY SELECT PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during April 2005)									
Value at beginning of period	$9.70								
Value at end of period	$10.16								
Number of accumulation units outstanding at end of period	42,484								
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO									
(Funds were first received in this option during June 2002)									
Value at beginning of period	$12.98	$10.82	$8.08	$8.97					
Value at end of period	$13.83	$12.98	$10.82	$8.08					
Number of accumulation units outstanding at end of period	2,082	571	2,295	539					
ING BARON SMALL CAP GROWTH PORTFOLIO									
(Funds were first received in this option during November 2002)									
Value at beginning of period	$14.49	$11.46	$8.69	$8.62					
Value at end of period	$15.37	$14.49	$11.46	$8.69					
Number of accumulation units outstanding at end of period	9,472	1,809	2,646	227					
ING DAVIS VENTURE VALUE PORTFOLIO									
(Funds were first received in this option during January 2003)									
Value at beginning of period	$17.73	$16.55	$12.31						
Value at end of period	$18.20	$17.73	$16.55						
Number of accumulation units outstanding at end of period	1,089	607	737						
ING EVERGREEN HEALTH SCIENCES PORTFOLIO									
(Funds were first received in this option during September 2005)									
Value at beginning of period	$10.81								
Value at end of period	$11.21								
Number of accumulation units outstanding at end of period	1								

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
ING FMR[SM] DIVERSIFIED MID CAP PORTFOLIO									
(Funds were first received in this option during September 2005)									
Value at beginning of period	$11.49								
Value at end of period	$11.83								
Number of accumulation units outstanding at end of period	596								
ING FUNDAMENTAL RESEARCH PORTFOLIO									
(Funds were first received in this option during October 2002)									
Value at beginning of period	$8.49	$7.81	$6.21	$6.53					
Value at end of period	$8.86	$8.49	$7.81	$6.21					
Number of accumulation units outstanding at end of period	2,312	884	175	64					
ING GOLDMAN SACHS® STRUCTURED EQUITY PORTFOLIO									
(Funds were first received in this option during August 2002)									
Value at beginning of period	$10.85	$10.10	$8.27	$8.45					
Value at end of period	$10.92	$10.85	$10.10	$8.27					
Number of accumulation units outstanding at end of period	393	61	551	197					
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO									
(Funds were first received in this option during August 2005)									
Value at beginning of period	$11.76								
Value at end of period	$13.41								
Number of accumulation units outstanding at end of period	578								
ING JPMORGAN INTERNATIONAL PORTFOLIO									
(Funds were first received in this option during February 1998)									
Value at beginning of period	$14.74	$12.55	$9.81	$12.122	$16.791	$21.134	$13.502	$12.274	
Value at end of period	$16.03	$14.74	$12.55	$9.81	$12.122	$16.791	$21.134	$13.502	
Number of accumulation units outstanding at end of period	11,881	8,361	25,442	19,441	13,728	19,314	15,623	13,604	
ING JPMORGAN MID CAP VALUE PORTFOLIO									
(Funds were first received in this option during July 2002)									
Value at beginning of period	$14.04	$11.78	$9.17	$9.77					
Value at end of period	$15.05	$14.04	$11.78	$9.17					
Number of accumulation units outstanding at end of period	6,143	346	3,971	534					
ING JULIUS BAER FOREIGN PORTFOLIO									
(Funds were first received in this option during January 2005)									
Value at beginning of period	$11.45								
Value at end of period	$13.32								
Number of accumulation units outstanding at end of period	1,704								
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO									
(Funds were first received in this option during February 1998)									
Value at beginning of period	$9.30	$8.58	$6.28	$9.832	$13.305	$18.907	$12.683	$11.093	
Value at end of period	$10.24	$9.30	$8.58	$6.28	$9.832	$13.305	$18.907	$12.683	
Number of accumulation units outstanding at end of period	27,727	21,376	142,849	111,123	80,837	76,968	69,822	88,261	

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
ING LEGG MASON VALUE PORTFOLIO									
(Funds were first received in this option during October 2005)									
Value at beginning of period	$10.65								
Value at end of period	$11.49								
Number of accumulation units outstanding at end of period	103								
ING MARSICO GROWTH PORTFOLIO									
(Funds were first received in this option during June 2005)									
Value at beginning of period	$10.55								
Value at end of period	$11.39								
Number of accumulation units outstanding at end of period	46								
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO									
(Funds were first received in this option during February 1998)									
Value at beginning of period	$15.43	$13.84	$10.93	$15.845	$21.313	$22.878	$15.561	$13.387	
Value at end of period	$15.49	$15.43	$13.84	$10.93	$15.845	$21.313	$22.878	$15.561	
Number of accumulation units outstanding at end of period	15,937	10,875	36,384	31,332	23,150	21,154	19,495	19,782	
ING MFS TOTAL RETURN PORTFOLIO									
(Funds were first received in this option during July 2003)									
Value at beginning of period	$13.13	$11.96	$11.23						
Value at end of period	$13.35	$13.13	$11.96						
Number of accumulation units outstanding at end of period	7,216	2,099	2,347						
ING OPCAP BALANCED VALUE PORTFOLIO									
(Funds were first received in this option during August 2002)									
Value at beginning of period	$13.52	$12.40	$9.63	$9.30					
Value at end of period	$13.72	$13.52	$12.40	$9.63					
Number of accumulation units outstanding at end of period	1,892	1,499	1,371	50					
ING OPPENHEIMER GLOBAL PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during April 2005)									
Value at beginning of period	$10.11								
Value at end of period	$12.12								
Number of accumulation units outstanding at end of period	188,362								
ING OPPENHEIMER MAIN STREET PORTFOLIO®									
(Funds were first received in this option during December 2005)									
Value at beginning of period	$11.15								
Value at end of period	$10.98								
Number of accumulation units outstanding at end of period	0								
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO									
(Funds were first received in this option during April 2005)									
Value at beginning of period	$9.98								
Value at end of period	$10.11								
Number of accumulation units outstanding at end of period	59,076								

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
ING PIMCO HIGH YIELD PORTFOLIO									
(Funds were first received in this option during September 2005)									
Value at beginning of period	$10.45								
Value at end of period	$10.49								
Number of accumulation units outstanding at end of period	186								
ING PIMCO TOTAL RETURN PORTFOLIO									
(Funds were first received in this option during June 2002)									
Value at beginning of period	$11.36	$11.02	$10.72	$10.20					
Value at end of period	$11.46	$11.36	$11.02	$10.72					
Number of accumulation units outstanding at end of period	18,181	2,786	17,091	3,470					
ING SOLUTION 2015 PORTFOLIO									
(Funds were first received in this option during October 2005)									
Value at beginning of period	$10.35								
Value at end of period	$10.68								
Number of accumulation units outstanding at end of period	44								
ING SOLUTION 2025 PORTFOLIO									
(Funds were first received in this option during June 2005)									
Value at beginning of period	$10.38								
Value at end of period	$10.91								
Number of accumulation units outstanding at end of period	2,634								
ING SOLUTION 2035 PORTFOLIO									
(Funds were first received in this option during October 2005)									
Value at beginning of period	$10.50								
Value at end of period	$11.07								
Number of accumulation units outstanding at end of period	82								
ING SOLUTION 2045 PORTFOLIO									
(Funds were first received in this option during June 2005)									
Value at beginning of period	$10.53								
Value at end of period	$11.28								
Number of accumulation units outstanding at end of period	323								
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO									
(Funds were first received in this option during August 2005)									
Value at beginning of period	$10.82								
Value at end of period	$10.94								
Number of accumulation units outstanding at end of period	452								
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO									
(Funds were first received in this option during April 2005)									
Value at beginning of period	$9.93								
Value at end of period	$11.44								
Number of accumulation units outstanding at end of period	102,308								

	2005	2004	2003	2002	2001	2000	1999	1998	1997
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO									
(Funds were first received in this option during January 2004)									
Value at beginning of period	$14.68	$13.36							
Value at end of period	$15.08	$14.68							
Number of accumulation units outstanding at end of period	6,566	371							
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO									
(Funds were first received in this option during February 1998)									
Value at beginning of period	$18.90	$17.38	$13.44	$17.729	$19.986	$20.233	$16.74	$14.232	
Value at end of period	$19.82	$18.90	$17.38	$13.44	$17.729	$19.986	$20.233	$16.74	
Number of accumulation units outstanding at end of period	23,412	12,189	45,410	35,368	24,564	21,355	24,522	45,971	
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$9.92	$8.75	$7.09	$9.551	$12.218	$12.945	$10.563	$9.31	
Value at end of period	$10.72	$9.92	$8.75	$7.09	$9.551	$12.218	$12.945	$10.563	
Number of accumulation units outstanding at end of period	12,914	10,418	50,580	48,567	39,153	34,058	33,672	49,879	
ING VAN KAMPEN COMSTOCK PORTFOLIO									
(Funds were first received in this option during July 2002)									
Value at beginning of period	$12.28	$10.65	$8.31	$7.77					
Value at end of period	$12.56	$12.28	$10.65	$8.31					
Number of accumulation units outstanding at end of period	5,424	799	4,412	980					
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during April 2005)									
Value at beginning of period	$10.15								
Value at end of period	$11.06								
Number of accumulation units outstanding at end of period	131,180								
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO									
(Funds were first received in this option during June 2005)									
Value at beginning of period	$10.33								
Value at end of period	$11.05								
Number of accumulation units outstanding at end of period	162								
ING VP BALANCED PORTFOLIO, INC.									
(Funds were first received in this option during February 1998)									
Value at beginning of period	$17.88	$16.54	$14.08	$15.886	$16.786	$17.083	$15.219	$13.676	
Value at end of period	$18.41	$17.88	$16.54	$14.08	$15.886	$16.786	$17.083	$15.219	
Number of accumulation units outstanding at end of period	44,298	34,210	84,714	87,711	63,931	48,482	33,948	33,673	
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO									
(Funds were first received in this option during June 2000)									
Value at beginning of period	$3.61	$3.70	$2.57	$4.437	$5.83	$10.021			
Value at end of period	$3.99	$3.61	$3.70	$2.57	$4.437	$5.83			
Number of accumulation units outstanding at end of period	58,723	23,537	84,297	89,207	16,961	7,852			

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
ING VP GROWTH AND INCOME PORTFOLIO									
(Funds were first received in this option during July 1997)									
Value at beginning of period	$13.53	$12.63	$10.14	$13.68	$16.969	$19.288	$16.625	$14.696	$13.746
Value at end of period	$14.45	$13.53	$12.63	$10.14	$13.68	$16.969	$19.288	$16.625	$14.696
Number of accumulation units outstanding at end of period	59,264	56,740	240,747	233,063	209,141	197,617	192,381	224,761	25
ING VP GROWTH PORTFOLIO									
(Funds were first received in this option during February 1998)									
Value at beginning of period	$14.36	$13.55	$10.52	$14.988	$20.80	$23.908	$17.927	$14.173	
Value at end of period	$15.52	$14.36	$13.55	$10.52	$14.988	$20.80	$23.908	$17.927	
Number of accumulation units outstanding at end of period	9,581	6,501	34,156	25,186	13,386	11,753	7,995	7,333	
ING VP INDEX PLUS LARGECAP PORTFOLIO									
(Funds were first received in this option during July 1997)									
Value at beginning of period	$18.62	$17.04	$13.67	$17.634	$20.663	$23.082	$18.794	$14.453	$13.642
Value at end of period	$19.39	$18.62	$17.04	$13.67	$17.634	$20.663	$23.082	$18.794	$14.453
Number of accumulation units outstanding at end of period	77,604	34,594	78,790	55,586	31,871	35,906	32,936	28,911	24
ING VP INDEX PLUS MIDCAP PORTFOLIO									
(Funds were first received in this option during June 1998)									
Value at beginning of period	$18.86	$16.37	$12.51	$14.401	$14.771	$12.466	$10.894	$9.662	
Value at end of period	$20.71	$18.86	$16.37	$12.51	$14.401	$14.771	$12.466	$10.894	
Number of accumulation units outstanding at end of period	47,243	20,823	57,703	33,260	7,819	2,937	1,115	452	
ING VP INDEX PLUS SMALLCAP PORTFOLIO									
(Funds were first received in this option during June 1998)									
Value at beginning of period	$14.75	$12.23	$9.09	$10.598	$10.475	$9.653	$8.818	$9.244	
Value at end of period	$15.68	$14.75	$12.23	$9.09	$10.598	$10.475	$9.653	$8.818	
Number of accumulation units outstanding at end of period	20,641	10,934	15,700	8,360	3,371	2,253	1,733	989	
ING VP INTERMEDIATE BOND PORTFOLIO									
(Funds were first received in this option during February 1998)									
Value at beginning of period	$15.95	$15.39	$14.65	$13.688	$12.74	$11.76	$11.99	$11.283	
Value at end of period	$16.25	$15.95	$15.39	$14.65	$13.688	$12.74	$11.76	$11.99	
Number of accumulation units outstanding at end of period	50,430	48,088	80,736	61,947	50,804	28,921	26,798	23,608	
ING VP INTERNATIONAL EQUITY PORTFOLIO									
(Funds were first received in this option during June 1998)									
Value at beginning of period	$9.46	$8.17	$6.27	$8.648	$11.499	$14.606	$9.768	$9.973	
Value at end of period	$10.93	$9.46	$8.17	$6.27	$8.648	$11.499	$14.606	$9.768	
Number of accumulation units outstanding at end of period	3,981	1,713	5,978	4,120	1,171	1,244	354	123	
ING VP INTERNATIONAL VALUE PORTFOLIO									
(Funds were first received in this option during May 2002)									
Value at beginning of period	$11.89	$10.25	$7.98	$10.15					
Value at end of period	$12.85	$11.89	$10.25	$7.98					
Number of accumulation units outstanding at end of period	5,164	3,069	1,309	102					

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
ING VP MIDCAP OPPORTUNITIES PORTFOLIO									
(Funds were first received in this option during October 2002)									
Value at beginning of period	$10.30	$9.35	$6.92	$7.26					
Value at end of period	$11.23	$10.30	$9.35	$6.92					
Number of accumulation units outstanding at end of period	1,260	761	815	0					
ING VP MONEY MARKET PORTFOLIO									
(Funds were first received in this option during February 1998)									
Value at beginning of period	$12.48	$12.50	$12.54	$12.488	$12.161	$11.569	$11.143	$10.761	
Value at end of period	$12.71	$12.48	$12.50	$12.54	$12.488	$12.161	$11.569	$11.143	
Number of accumulation units outstanding at end of period	65,703	48,216	101,501	92,376	51,519	45,352	40,450	15,147	
ING VP NATURAL RESOURCES TRUST									
(Funds were first received in this option during June 1998)									
Value at beginning of period	$14.53	$13.06	$10.12	$10.465	$12.60	$10.772	$9.556	$11.98	
Value at end of period	$20.52	$14.53	$13.06	$10.12	$10.465	$12.60	$10.772	$9.556	
Number of accumulation units outstanding at end of period	6,830	378	2,506	3,184	4,777	2,780	2,437	2,826	
ING VP REAL ESTATE PORTFOLIO									
(Funds were first received in this option during November 2004)									
Value at beginning of period	$13.89	$12.74							
Value at end of period	$15.44	$13.89							
Number of accumulation units outstanding at end of period	1,366	291							
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO									
(Funds were first received in this option during February 2002)									
Value at beginning of period	$7.43	$6.83	$4.99	$7.92					
Value at end of period	$8.01	$7.43	$6.83	$4.99					
Number of accumulation units outstanding at end of period	3,387	2,397	1,953	840					
ING VP SMALL COMPANY PORTFOLIO									
(Funds were first received in this option during February 1998)									
Value at beginning of period	$22.26	$19.69	$14.50	$19.115	$18.603	$17.641	$13.645	$14.38	
Value at end of period	$24.25	$22.26	$19.69	$14.50	$19.115	$18.603	$17.641	$13.645	
Number of accumulation units outstanding at end of period	19,364	16,680	45,397	26,984	15,471	13,068	18,254	24,930	
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO									
(Funds were first received in this option during February 1998)									
Value at beginning of period	$15.58	$14.60	$13.00	$13.758	$14.264	$13.773	$13.015	$12.606	
Value at end of period	$15.98	$15.58	$14.60	$13.00	$13.758	$14.264	$13.773	$13.015	
Number of accumulation units outstanding at end of period	3,972	5,634	20,711	20,360	17,388	17,253	27,715	61,973	
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO									
(Funds were first received in this option during January 1998)									
Value at beginning of period	$15.70	$14.19	$11.55	$13.553	$15.508	$15.799	$13.983	$13.587	
Value at end of period	$16.48	$15.70	$14.19	$11.55	$13.553	$15.508	$15.799	$13.983	
Number of accumulation units outstanding at end of period	17,403	14,379	54,981	44,482	39,012	39,098	47,132	90,247	

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO									
(Funds were first received in this option during January 1998)									
Value at beginning of period	$15.44	$14.17	$12.01	$13.432	$14.617	$14.732	$13.528	$12.915	
Value at end of period	$15.97	$15.44	$14.17	$12.01	$13.432	$14.617	$14.732	$13.528	
Number of accumulation units outstanding at end of period	17,281	12,416	327,871	338,865	352,350	371,913	436,389	499,874	
ING VP VALUE OPPORTUNITY PORTFOLIO									
(Funds were first received in this option during February 1998)									
Value at beginning of period	$18.07	$16.60	$13.48	$18.432	$20.641	$18.956	$16.044	$14.033	
Value at end of period	$19.11	$18.07	$16.60	$13.48	$18.432	$20.641	$18.956	$16.044	
Number of accumulation units outstanding at end of period	30,985	30,067	36,247	24,869	14,691	7,678	12,127	12,115	
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO									
(Funds were first received in this option during March 2002)									
Value at beginning of period	$11.33	$10.17	$7.86	$9.92					
Value at end of period	$11.55	$11.33	$10.17	$7.86					
Number of accumulation units outstanding at end of period	28,877	28,090	19,788	2,572					
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO									
(Funds were first received in this option during July 2002)									
Value at beginning of period	$12.58	$10.27	$8.33	$8.14					
Value at end of period	$13.46	$12.58	$10.27	$8.33					
Number of accumulation units outstanding at end of period	30,949	25,033	11,066	1,427					
NEW PERSPECTIVE FUND®									
(Funds were first received in this option during November 2004)									
Value at beginning of period	$11.32	$10.71							
Value at end of period	$12.45	$11.32							
Number of accumulation units outstanding at end of period	3,705	143							
OPPENHEIMER DEVELOPING MARKETS FUND									
(Funds were first received in this option during July 2004)									
Value at beginning of period	$28.86	$21.55							
Value at end of period	$40.27	$28.86							
Number of accumulation units outstanding at end of period	3,432	616							
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA									
(Funds were first received in this option during November 2005)									
Value at beginning of period	$11.76								
Value at end of period	$11.73								
Number of accumulation units outstanding at end of period	5								
PAX WORLD BALANCED FUND, INC.									
(Funds were first received in this option during November 2004)									
Value at beginning of period	$10.59	$10.16							
Value at end of period	$11.02	$10.59							
Number of accumulation units outstanding at end of period	8,650	902							

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
PIMCO VIT REAL RETURN PORTFOLIO									
(Funds were first received in this option during October 2004)									
Value at beginning of period	$10.79	$10.43							
Value at end of period	$10.88	$10.79							
Number of accumulation units outstanding at end of period	5,608	401							
PIONEER EQUITY INCOME VCT PORTFOLIO									
(Funds were first received in this option during July 2002)									
Value at beginning of period	$11.14	$9.69	$7.99	$7.62					
Value at end of period	$11.63	$11.14	$9.69	$7.99					
Number of accumulation units outstanding at end of period	9,136	3,624	2,141	387					
PIONEER FUND VCT PORTFOLIO									
(Funds were first received in this option during May 2002)									
Value at beginning of period	$10.13	$9.22	$7.54	$9.26					
Value at end of period	$10.63	$10.13	$9.22	$7.54					
Number of accumulation units outstanding at end of period	3,028	772	468	224					
PIONEER HIGH YIELD VCT PORTFOLIO									
(Funds were first received in this option during December 2004)									
Value at beginning of period	$10.65	$10.64							
Value at end of period	$10.73	$10.65							
Number of accumulation units outstanding at end of period	381	6							
PIONEER MID CAP VALUE VCT PORTFOLIO									
(Funds were first received in this option during February 2002)									
Value at beginning of period	$14.33	$11.87	$8.74	$9.88					
Value at end of period	$15.27	$14.33	$11.87	$8.74					
Number of accumulation units outstanding at end of period	10,671	0	2,282	874					
TEMPLETON GLOBAL BOND FUND									
(Funds were first received in this option during September 2004)									
Value at beginning of period	$11.61	$10.35							
Value at end of period	$11.12	$11.61							
Number of accumulation units outstanding at end of period	2,887	72							
THE GROWTH FUND OF AMERICA®									
(Funds were first received in this option during September 2004)									
Value at beginning of period	$10.82	$9.79							
Value at end of period	$12.21	$10.82							
Number of accumulation units outstanding at end of period	26,926	3,356							
WANGER SELECT									
(Funds were first received in this option during August 2004)									
Value at beginning of period	$11.41	$9.72							
Value at end of period	$12.46	$11.41							
Number of accumulation units outstanding at end of period	1,558	620							

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
WANGER U.S. SMALLER COMPANIES									
(Funds were first received in this option during February 2005)									
Value at beginning of period	$11.40								
Value at end of period	$12.73								
Number of accumulation units outstanding at end of period	2,036								
WASHINGTON MUTUAL INVESTORS FUND^{SM}									
(Funds were first received in this option during August 2004)									
Value at beginning of period	$10.82	$10.09							
Value at end of period	$11.06	$10.82							
Number of accumulation units outstanding at end of period	13,613	4,346							

TABLE XXIV
FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.35%
(Selected data for accumulation units outstanding throughout each period)

	2005	2004	2003	2002	2001	2000
AIM V.I. CAPITAL APPRECIATION FUND						
(Funds were first received in this option during February 2001)						
Value at beginning of period	$9.17	$8.72	$6.82	$9.143	$12.081	$14.449
Value at end of period	$9.85	$9.17	$8.72	$6.82	$9.143	$12.081
Number of accumulation units outstanding at end of period	4,933	4,017	3,007	1,290	1,035	91
AIM V.I. CORE EQUITY FUND						
(Funds were first received in this option during February 2001)						
Value at beginning of period	$8.26	$7.68	$6.26	$7.513	$9.87	$11.204
Value at end of period	$8.58	$8.26	$7.68	$6.26	$7.513	$9.87
Number of accumulation units outstanding at end of period	7,243	4,625	3,571	1,872	1,187	32
AIM V.I. GROWTH FUND						
(Funds were first received in this option during February 2001)						
Value at beginning of period	$5.81	$5.44	$4.20	$6.171	$9.461	$12.477
Value at end of period	$6.16	$5.81	$5.44	$4.20	$6.171	$9.461
Number of accumulation units outstanding at end of period	6,250	3,415	2,360	1,753	1,346	67
AIM V.I. PREMIER EQUITY FUND						
(Funds were first received in this option during February 2001)						
Value at beginning of period	$7.40	$7.09	$5.75	$8.352	$9.683	$11.307
Value at end of period	$7.71	$7.40	$7.09	$5.75	$8.352	$9.683
Number of accumulation units outstanding at end of period	2,387	11,894	8,893	6,783	5,423	165
CALVERT SOCIAL BALANCED PORTFOLIO						
(Funds were first received in this option during February 2001)						
Value at beginning of period	$15.68	$14.68	$12.47	$14.386	$15.67	$15.73
Value at end of period	$16.34	$15.68	$14.68	$12.47	$14.386	$15.67
Number of accumulation units outstanding at end of period	3,002	3,526	3,005	1,649	1,719	170

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000
EUROPACIFIC GROWTH FUND®						
(Funds were first received in this option during November 2004)						
Value at beginning of period	$11.44	$11.05				
Value at end of period	$13.67	$11.44				
Number of accumulation units outstanding at end of period	2,922	1,297				
EVERGREEN SPECIAL VALUES FUND						
(Funds were first received in this option during August 2004)						
Value at beginning of period	$18.11	$15.67				
Value at end of period	$19.73	$18.11				
Number of accumulation units outstanding at end of period	432	19				
FIDELITY® VIP CONTRAFUND® PORTFOLIO						
(Funds were first received in this option during February 2001)						
Value at beginning of period	$22.24	$19.52	$15.40	$17.221	$19.892	$20.986
Value at end of period	$25.66	$22.24	$19.52	$15.40	$17.221	$19.892
Number of accumulation units outstanding at end of period	7,591	19,628	6,046	161	200	110
FIDELITY® VIP EQUITY-INCOME PORTFOLIO						
(Funds were first received in this option during February 2001)						
Value at beginning of period	$18.32	$16.65	$12.95	$15.805	$16.856	$13.91
Value at end of period	$19.14	$18.32	$16.65	$12.95	$15.805	$16.856
Number of accumulation units outstanding at end of period	7,390	11,385	6,516	1,835	1,669	79
FIDELITY® VIP GROWTH PORTFOLIO						
(Funds were first received in this option during February 2001)						
Value at beginning of period	$15.45	$15.15	$11.56	$16.765	$20.637	$23.491
Value at end of period	$16.13	$15.45	$15.15	$11.56	$16.765	$20.637
Number of accumulation units outstanding at end of period	16,795	28,242	15,080	1,966	2,316	569
FIDELITY® VIP OVERSEAS PORTFOLIO						
(Funds were first received in this option during February 2001)						
Value at beginning of period	$14.19	$12.65	$8.95	$11.373	$14.625	$17.843
Value at end of period	$16.66	$14.19	$12.65	$8.95	$11.373	$14.625
Number of accumulation units outstanding at end of period	3,682	2,331	968	226	121	14
FRANKLIN SMALL CAP VALUE SECURITIES FUND						
(Funds were first received in this option during April 2003)						
Value at beginning of period	$14.66	$12.01	$9.12			
Value at end of period	$15.73	$14.66	$12.01			
Number of accumulation units outstanding at end of period	4,818	445	637			
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO						
(Funds were first received in this option during June 2004)						
Value at beginning of period	$13.79	$12.98				
Value at end of period	$13.78	$13.79				
Number of accumulation units outstanding at end of period	518	287				

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000
ING AMERICAN CENTURY SELECT PORTFOLIO (INITIAL CLASS)						
(Funds were first received in this option during April 2005)						
Value at beginning of period	$9.70					
Value at end of period	$10.15					
Number of accumulation units outstanding at end of period	5,864					
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during April 2003)						
Value at beginning of period	$12.93	$10.80	$7.72			
Value at end of period	$13.75	$12.93	$10.80			
Number of accumulation units outstanding at end of period	250	1,121	126			
ING BARON SMALL CAP GROWTH PORTFOLIO						
(Funds were first received in this option during November 2002)						
Value at beginning of period	$14.43	$11.43	$8.68	$8.89		
Value at end of period	$15.28	$14.43	$11.43	$8.68		
Number of accumulation units outstanding at end of period	5,624	6,600	2,464	1		
ING DAVIS VENTURE VALUE PORTFOLIO						
(Funds were first received in this option during December 2003)						
Value at beginning of period	$17.65	$16.49	$16.10			
Value at end of period	$18.09	$17.65	$16.49			
Number of accumulation units outstanding at end of period	155	114	1			
ING FUNDAMENTAL RESEARCH PORTFOLIO						
(Funds were first received in this option during October 2002)						
Value at beginning of period	$8.45	$7.79	$6.20	$6.27		
Value at end of period	$8.81	$8.45	$7.79	$6.20		
Number of accumulation units outstanding at end of period	0	2,380	66	15		
ING GOLDMAN SACHS® STRUCTURED EQUITY PORTFOLIO						
(Funds were first received in this option during April 2003)						
Value at beginning of period	$10.80	$10.06	$8.15			
Value at end of period	$10.86	$10.80	$10.06			
Number of accumulation units outstanding at end of period	307	747	123			
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO						
(Funds were first received in this option during October 2005)						
Value at beginning of period	$11.85					
Value at end of period	$13.40					
Number of accumulation units outstanding at end of period	592					
ING JPMORGAN INTERNATIONAL PORTFOLIO						
(Funds were first received in this option during February 2001)						
Value at beginning of period	$14.55	$12.41	$9.71	$12.02	$15.807	
Value at end of period	$15.80	$14.55	$12.41	$9.71	$12.02	
Number of accumulation units outstanding at end of period	31	2,111	1,441	341	224	

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000
ING JPMORGAN MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during June 2003)						
Value at beginning of period	$13.99	$11.76	$10.37			
Value at end of period	$14.97	$13.99	$11.76			
Number of accumulation units outstanding at end of period	524	4,854	1,778			
ING JULIUS BAER FOREIGN PORTFOLIO						
(Funds were first received in this option during July 2005)						
Value at beginning of period	$11.60					
Value at end of period	$13.29					
Number of accumulation units outstanding at end of period	6					
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO						
(Funds were first received in this option during January 2000)						
Value at beginning of period	$9.18	$8.48	$6.30	$9.749	$13.213	$17.60
Value at end of period	$10.10	$9.18	$8.48	$6.78	$9.749	$13.213
Number of accumulation units outstanding at end of period	2,856	3,827	1,737	0	296	199
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during February 2000)						
Value at beginning of period	$15.23	$13.68	$10.82	$15.711	$21.165	$24.002
Value at end of period	$15.26	$15.23	$13.68	$10.82	$15.711	$21.165
Number of accumulation units outstanding at end of period	1,266	2,100	1,051	889	597	32
ING MFS TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during December 2003)						
Value at beginning of period	$13.10	$11.95	$11.58			
Value at end of period	$13.30	$13.10	$11.95			
Number of accumulation units outstanding at end of period	2,388	779	53			
ING OPCAP BALANCED VALUE PORTFOLIO						
(Funds were first received in this option during December 2003)						
Value at beginning of period	$13.46	$12.37	$12.12			
Value at end of period	$13.64	$13.46	$12.37			
Number of accumulation units outstanding at end of period	268	285	1			
ING OPPENHEIMER GLOBAL PORTFOLIO (INITIAL CLASS)						
(Funds were first received in this option during April 2005)						
Value at beginning of period	$10.01					
Value at end of period	$11.64					
Number of accumulation units outstanding at end of period	37,653					
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO						
(Funds were first received in this option during April 2005)						
Value at beginning of period	$9.91					
Value at end of period	$10.00					
Number of accumulation units outstanding at end of period	19,281					

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000
ING PIMCO TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during February 2003)						
Value at beginning of period	$11.32	$10.99	$10.75			
Value at end of period	$11.40	$11.32	$10.99			
Number of accumulation units outstanding at end of period	10,810	8,418	3,594			
ING SOLUTION 2015 PORTFOLIO						
(Funds were first received in this option during August 2005)						
Value at beginning of period	$10.44					
Value at end of period	$10.67					
Number of accumulation units outstanding at end of period	1,151					
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO						
(Funds were first received in this option during October 2005)						
Value at beginning of period	$10.42					
Value at end of period	$10.93					
Number of accumulation units outstanding at end of period	7					
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO						
(Funds were first received in this option during April 2005)						
Value at beginning of period	$9.80					
Value at end of period	$11.09					
Number of accumulation units outstanding at end of period	31,054					
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO						
(Funds were first received in this option during May 2004)						
Value at beginning of period	$14.65	$12.86				
Value at end of period	$15.02	$14.65				
Number of accumulation units outstanding at end of period	897	78				
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO						
(Funds were first received in this option during February 2000)						
Value at beginning of period	$18.65	$17.18	$13.30	$17.579	$19.847	$19.539
Value at end of period	$19.54	$18.65	$17.18	$13.30	$17.579	$19.847
Number of accumulation units outstanding at end of period	13,347	5,537	2,783	374	347	88
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO						
(Funds were first received in this option during February 2000)						
Value at beginning of period	$9.79	$8.37	$7.02	$9.47	$12.133	$12.502
Value at end of period	$10.57	$9.79	$8.37	$7.02	$9.47	$12.133
Number of accumulation units outstanding at end of period	6,720	1,012	0	341	248	49
ING VAN KAMPEN COMSTOCK PORTFOLIO						
(Funds were first received in this option during April 2003)						
Value at beginning of period	$12.23	$10.62	$8.54			
Value at end of period	$12.49	$12.23	$10.62			
Number of accumulation units outstanding at end of period	2,269	1,467	236			

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (INITIAL CLASS)						
(Funds were first received in this option during April 2005)						
Value at beginning of period	$9.98					
Value at end of period	$10.68					
Number of accumulation units outstanding at end of period	30,869					
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO						
(Funds were first received in this option during October 2005)						
Value at beginning of period	$10.47					
Value at end of period	$11.04					
Number of accumulation units outstanding at end of period	696					
ING VP BALANCED PORTFOLIO, INC.						
(Funds were first received in this option during February 2000)						
Value at beginning of period	$17.65	$16.35	$13.94	$15.752	$16.67	$16.663
Value at end of period	$18.15	$17.65	$16.35	$13.94	$15.752	$16.67
Number of accumulation units outstanding at end of period	2,044	4,331	1,104	519	531	74
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO						
(Funds were first received in this option during February 2001)						
Value at beginning of period	$3.58	$3.68	$2.56	$4.426	$5.893	
Value at end of period	$3.95	$3.58	$3.68	$2.56	$4.426	
Number of accumulation units outstanding at end of period	15,395	9,089	7,676	1,865	765	
ING VP GROWTH AND INCOME PORTFOLIO						
(Funds were first received in this option during February 2000)						
Value at beginning of period	$13.35	$12.49	$10.04	$13.565	$16.851	$18.079
Value at end of period	$14.24	$13.35	$12.49	$10.04	$13.565	$16.851
Number of accumulation units outstanding at end of period	2,032	4,384	8,525	417	262	66
ING VP GROWTH PORTFOLIO						
(Funds were first received in this option during February 2000)						
Value at beginning of period	$14.19	$13.42	$10.43	$14.882	$20.684	$23.242
Value at end of period	$15.31	$14.19	$13.42	$10.43	$14.882	$20.684
Number of accumulation units outstanding at end of period	1,041	2,078	1,336	857	789	194
ING VP INDEX PLUS LARGECAP PORTFOLIO						
(Funds were first received in this option during February 2000)						
Value at beginning of period	$18.39	$16.86	$13.54	$17.494	$20.53	$21.21
Value at end of period	$19.12	$18.39	$16.86	$13.54	$17.494	$20.53
Number of accumulation units outstanding at end of period	3,115	18,809	7,273	880	593	167
ING VP INDEX PLUS MIDCAP PORTFOLIO						
(Funds were first received in this option during February 2000)						
Value at beginning of period	$18.67	$16.23	$12.42	$14.321	$14.712	$12.42
Value at end of period	$20.47	$18.67	$16.23	$12.42	$14.321	$14.712
Number of accumulation units outstanding at end of period	9,579	8,428	4,942	895	1,324	101

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000
ING VP INDEX PLUS SMALLCAP PORTFOLIO						
(Funds were first received in this option during February 2000)						
Value at beginning of period	$14.60	$12.12	$9.02	$10.54	$10.433	$9.777
Value at end of period	$15.50	$14.60	$12.12	$9.02	$10.54	$10.433
Number of accumulation units outstanding at end of period	1,143	4,883	2,683	583	228	15
ING VP INTERMEDIATE BOND PORTFOLIO						
(Funds were first received in this option during February 2000)						
Value at beginning of period	$15.74	$15.21	$14.51	$13.573	$12.652	$11.769
Value at end of period	$16.02	$15.74	$15.21	$14.51	$13.573	$12.652
Number of accumulation units outstanding at end of period	5,020	11,955	9,277	436	480	58
ING VP INTERNATIONAL EQUITY PORTFOLIO						
(Funds were first received in this option during February 2000)						
Value at beginning of period	$9.37	$8.11	$6.13		$11.453	$15.783
Value at end of period	$10.80	$9.37	$8.11		$8.15	$11.453
Number of accumulation units outstanding at end of period	39	704	621		0	7
ING VP INTERNATIONAL VALUE PORTFOLIO						
(Funds were first received in this option during April 2003)						
Value at beginning of period	$11.82	$10.21	$7.76			
Value at end of period	$12.77	$11.82	$10.21			
Number of accumulation units outstanding at end of period	1,087	937	170			
ING VP MIDCAP OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during April 2003)						
Value at beginning of period	$10.25	$9.31	$7.52			
Value at end of period	$11.16	$10.25	$9.31			
Number of accumulation units outstanding at end of period	14	311	72			
ING VP MONEY MARKET PORTFOLIO						
(Funds were first received in this option during February 2000)						
Value at beginning of period	$12.32	$12.36	$12.42	$12.383	$12.077	$11.577
Value at end of period	$12.52	$12.32	$12.36	$12.42	$12.383	$12.077
Number of accumulation units outstanding at end of period	15,901	19,620	10,100	5,344	5,210	47
ING VP NATURAL RESOURCES TRUST						
(Funds were first received in this option during June 2004)						
Value at beginning of period	$14.35	$11.93				
Value at end of period	$20.22	$14.35				
Number of accumulation units outstanding at end of period	1,539	153				
ING VP REAL ESTATE PORTFOLIO						
(Funds were first received in this option during June 2004)						
Value at beginning of period	$13.87	$11.11				
Value at end of period	$15.40	$13.87				
Number of accumulation units outstanding at end of period	591	30				

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during January 2003)						
Value at beginning of period	$7.39	$6.80	$4.95			
Value at end of period	$7.96	$7.39	$6.80			
Number of accumulation units outstanding at end of period	670	639	1			
ING VP SMALL COMPANY PORTFOLIO						
(Funds were first received in this option during February 2000)						
Value at beginning of period	$22.00	$19.50	$14.38	$18.979	$18.499	$22.46
Value at end of period	$23.94	$22.00	$19.50	$14.38	$18.979	$18.499
Number of accumulation units outstanding at end of period	3,575	2,135	813	3	372	132
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO						
(Funds were first received in this option during April 2001)						
Value at beginning of period	$15.38	$14.44	$12.87	$13.642	$13.694	
Value at end of period	$15.76	$15.38	$14.44	$12.87	$13.642	
Number of accumulation units outstanding at end of period	323	186	137	3	3	
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO						
(Funds were first received in this option during February 2000)						
Value at beginning of period	$15.50	$14.03	$11.43	$13.439	$15.40	$16.103
Value at end of period	$16.24	$15.50	$14.03	$11.43	$13.439	$15.40
Number of accumulation units outstanding at end of period	431	2,284	227	9	9	13
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO						
(Funds were first received in this option during February 2000)						
Value at beginning of period	$15.24	$14.01	$13.01		$14.516	$14.793
Value at end of period	$15.74	$15.24	$14.01		$14.082	$14.516
Number of accumulation units outstanding at end of period	873	5,024	32		0	4
ING VP VALUE OPPORTUNITY PORTFOLIO						
(Funds were first received in this option during February 2000)						
Value at beginning of period	$17.86	$16.43	$13.37	$18.302	$20.526	$17.51
Value at end of period	$18.86	$17.86	$16.43	$13.37	$18.302	$20.526
Number of accumulation units outstanding at end of period	687	2,965	1,853	139	165	28
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO						
(Funds were first received in this option during April 2003)						
Value at beginning of period	$11.27	$10.14	$8.16			
Value at end of period	$11.48	$11.27	$10.14			
Number of accumulation units outstanding at end of period	10,671	3,821	2,810			

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO						
(Funds were first received in this option during April 2003)						
Value at beginning of period	$12.52	$10.23	$7.74			
Value at end of period	$13.37	$12.52	$10.23			
Number of accumulation units outstanding at end of period	5,844	5,107	1,170			
NEW PERSPECTIVE FUND®						
(Funds were first received in this option during August 2004)						
Value at beginning of period	$11.31	$9.90				
Value at end of period	$12.42	$11.31				
Number of accumulation units outstanding at end of period	259	21				
OPPENHEIMER DEVELOPING MARKETS FUND						
(Funds were first received in this option during August 2004)						
Value at beginning of period	$28.67	$22.02				
Value at end of period	$39.94	$28.67				
Number of accumulation units outstanding at end of period	692	49				
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA						
(Funds were first received in this option during October 2005)						
Value at beginning of period	$10.89					
Value at end of period	$11.72					
Number of accumulation units outstanding at end of period	1,517					
PAX WORLD BALANCED FUND, INC.						
(Funds were first received in this option during September 2004)						
Value at beginning of period	$10.52	$9.69				
Value at end of period	$10.93	$10.52				
Number of accumulation units outstanding at end of period	864	8				
PIMCO VIT REAL RETURN PORTFOLIO						
(Funds were first received in this option during September 2004)						
Value at beginning of period	$10.78	$10.51				
Value at end of period	$10.85	$10.78				
Number of accumulation units outstanding at end of period	2,712	1,575				
PIONEER EQUITY INCOME VCT PORTFOLIO						
(Funds were first received in this option during November 2003)						
Value at beginning of period	$11.08	$9.65	$9.15			
Value at end of period	$11.56	$11.08	$9.65			
Number of accumulation units outstanding at end of period	1,975	1,606	11			
PIONEER FUND VCT PORTFOLIO						
(Funds were first received in this option during June 2004)						
Value at beginning of period	$10.08	$9.29				
Value at end of period	$10.56	$10.08				
Number of accumulation units outstanding at end of period	39	462				

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000
PIONEER HIGH YIELD VCT PORTFOLIO						
(Funds were first received in this option during August 2004)						
Value at beginning of period	$10.64	$10.14				
Value at end of period	$10.70	$10.64				
Number of accumulation units outstanding at end of period	126	13				
PIONEER MID CAP VALUE VCT PORTFOLIO						
(Funds were first received in this option during January 2003)						
Value at beginning of period	$14.25	$11.83	$8.48			
Value at end of period	$15.17	$14.25	$11.83			
Number of accumulation units outstanding at end of period	1,622	2,366	46			
TEMPLETON GLOBAL BOND FUND						
(Funds were first received in this option during September 2004)						
Value at beginning of period	$11.60	$10.29				
Value at end of period	$11.10	$11.60				
Number of accumulation units outstanding at end of period	80	30				
THE GROWTH FUND OF AMERICA®						
(Funds were first received in this option during August 2004)						
Value at beginning of period	$10.81	$9.71				
Value at end of period	$12.18	$10.81				
Number of accumulation units outstanding at end of period	1,061	55				
WANGER SELECT						
(Funds were first received in this option during March 2005)						
Value at beginning of period	$10.66					
Value at end of period	$12.43					
Number of accumulation units outstanding at end of period	5					
WANGER U.S. SMALLER COMPANIES						
(Funds were first received in this option during February 2005)						
Value at beginning of period	$11.47					
Value at end of period	$12.69					
Number of accumulation units outstanding at end of period	167					
WASHINGTON MUTUAL INVESTORS FUND^{SM}						
(Funds were first received in this option during September 2004)						
Value at beginning of period	$10.81	$10.25				
Value at end of period	$11.04	$10.81				
Number of accumulation units outstanding at end of period	2,757	691				

TABLE XXV

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.45%
(Selected data for accumulation units outstanding throughout each period)

	2005	2004	2003
AIM V.I. CAPITAL APPRECIATION FUND			
(Funds were first received in this option during May 2004)			
Value at beginning of period	$9.12	$8.49	
Value at end of period	$9.78	$9.12	
Number of accumulation units outstanding at end of period	4,586	3,526	
AIM V.I. CORE EQUITY FUND			
(Funds were first received in this option during November 2003)			
Value at beginning of period	$8.21	$7.65	$7.22
Value at end of period	$8.52	$8.21	$7.65
Number of accumulation units outstanding at end of period	4,037	3,198	2,679
AIM V.I. GROWTH FUND			
(Funds were first received in this option during October 2003)			
Value at beginning of period	$5.78	$5.42	$5.09
Value at end of period	$6.12	$5.78	$5.42
Number of accumulation units outstanding at end of period	1,705	1,707	26
AIM V.I. PREMIER EQUITY FUND			
(Funds were first received in this option during May 2004)			
Value at beginning of period	$7.36	$6.98	
Value at end of period	$7.66	$7.36	
Number of accumulation units outstanding at end of period	1,055	554	
CALVERT SOCIAL BALANCED PORTFOLIO			
(Funds were first received in this option during October 2003)			
Value at beginning of period	$15.54	$14.57	$13.96
Value at end of period	$16.18	$15.54	$14.57
Number of accumulation units outstanding at end of period	1,501	918	1,008
EUROPACIFIC GROWTH FUND®			
(Funds were first received in this option during September 2004)			
Value at beginning of period	$11.43	$9.91	
Value at end of period	$13.64	$11.43	
Number of accumulation units outstanding at end of period	859	339	
EVERGREEN SPECIAL VALUES FUND			
(Funds were first received in this option during July 2004)			
Value at beginning of period	$18.03	$15.79	
Value at end of period	$19.63	$18.03	
Number of accumulation units outstanding at end of period	1,315	329	
FIDELITY® VIP CONTRAFUND® PORTFOLIO			
(Funds were first received in this option during August 2003)			
Value at beginning of period	$22.05	$19.37	$17.06
Value at end of period	$25.41	$22.05	$19.37
Number of accumulation units outstanding at end of period	9,597	6,547	2,821

Condensed Financial Information (continued)

	2005	2004	2003
FIDELITY® VIP EQUITY-INCOME PORTFOLIO			
(Funds were first received in this option during August 2003)			
Value at beginning of period	$18.17	$16.53	$14.45
Value at end of period	$18.95	$18.17	$16.53
Number of accumulation units outstanding at end of period	8,278	5,408	1,685
FIDELITY® VIP GROWTH PORTFOLIO			
(Funds were first received in this option during August 2003)			
Value at beginning of period	$15.32	$15.04	$13.25
Value at end of period	$15.98	$15.32	$15.04
Number of accumulation units outstanding at end of period	4,549	4,573	84
FIDELITY® VIP OVERSEAS PORTFOLIO			
(Funds were first received in this option during August 2003)			
Value at beginning of period	$14.06	$12.56	$10.18
Value at end of period	$16.50	$14.06	$12.56
Number of accumulation units outstanding at end of period	1,875	1,539	9
FRANKLIN SMALL CAP VALUE SECURITIES FUND			
(Funds were first received in this option during October 2003)			
Value at beginning of period	$14.61	$11.98	$10.79
Value at end of period	$15.66	$14.61	$11.98
Number of accumulation units outstanding at end of period	680	2,065	8
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO			
(Funds were first received in this option during May 2004)			
Value at beginning of period	$13.75	$12.39	
Value at end of period	$13.72	$13.75	
Number of accumulation units outstanding at end of period	21	14	
ING AMERICAN CENTURY SELECT PORTFOLIO (INITIAL CLASS)			
(Funds were first received in this option during April 2005)			
Value at beginning of period	$9.70		
Value at end of period	$10.14		
Number of accumulation units outstanding at end of period	3,362		
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO			
(Funds were first received in this option during October 2003)			
Value at beginning of period	$12.89	$10.78	$9.86
Value at end of period	$13.70	$12.89	$10.78
Number of accumulation units outstanding at end of period	231	210	14
ING BARON SMALL CAP GROWTH PORTFOLIO			
(Funds were first received in this option during February 2004)			
Value at beginning of period	$14.39	$11.93	
Value at end of period	$15.23	$14.39	
Number of accumulation units outstanding at end of period	420	1,717	

	2005	2004	2003
ING DAVIS VENTURE VALUE PORTFOLIO			
(Funds were first received in this option during May 2004)			
Value at beginning of period	$17.59	$16.12	
Value at end of period	$18.01	$17.59	
Number of accumulation units outstanding at end of period	29	13	
ING FUNDAMENTAL RESEARCH PORTFOLIO			
(Funds were first received in this option during November 2005)			
Value at beginning of period	$8.78		
Value at end of period	$8.77		
Number of accumulation units outstanding at end of period	4		
ING GOLDMAN SACHS® STRUCTURED EQUITY PORTFOLIO			
(Funds were first received in this option during October 2003)			
Value at beginning of period	$10.76	$10.04	$9.49
Value at end of period	$10.81	$10.76	$10.04
Number of accumulation units outstanding at end of period	928	736	605
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO			
(Funds were first received in this option during August 2005)			
Value at beginning of period	$11.49		
Value at end of period	$13.39		
Number of accumulation units outstanding at end of period	90		
ING JPMORGAN INTERNATIONAL PORTFOLIO			
(Funds were first received in this option during October 2003)			
Value at beginning of period	$14.43	$12.31	$11.11
Value at end of period	$15.65	$14.43	$12.31
Number of accumulation units outstanding at end of period	1,098	1,184	1,148
ING JPMORGAN MID CAP VALUE PORTFOLIO			
(Funds were first received in this option during March 2004)			
Value at beginning of period	$13.95	$12.04	
Value at end of period	$14.92	$13.95	
Number of accumulation units outstanding at end of period	578	117	
ING JULIUS BAER FOREIGN PORTFOLIO			
(Funds were first received in this option during February 2005)			
Value at beginning of period	$11.82		
Value at end of period	$13.26		
Number of accumulation units outstanding at end of period	10		
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO			
(Funds were first received in this option during August 2003)			
Value at beginning of period	$9.10	$8.42	$7.48
Value at end of period	$10.00	$9.10	$8.42
Number of accumulation units outstanding at end of period	860	1,028	26

Condensed Financial Information (continued)

	2005	2004	2003
ING LEGG MASON VALUE PORTFOLIO			
(Funds were first received in this option during December 2005)			
Value at beginning of period	$11.47		
Value at end of period	$11.47		
Number of accumulation units outstanding at end of period	19		
ING MARSICO GROWTH PORTFOLIO			
(Funds were first received in this option during December 2005)			
Value at beginning of period	$11.47		
Value at end of period	$11.37		
Number of accumulation units outstanding at end of period	20		
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO			
(Funds were first received in this option during June 2004)			
Value at beginning of period	$15.10	$13.89	
Value at end of period	$15.12	$15.10	
Number of accumulation units outstanding at end of period	362	18	
ING MFS TOTAL RETURN PORTFOLIO			
(Funds were first received in this option during December 2003)			
Value at beginning of period	$13.08	$11.94	$11.52
Value at end of period	$13.27	$13.08	$11.94
Number of accumulation units outstanding at end of period	1,688	1,516	3
ING MFS UTILITIES PORTFOLIO			
(Funds were first received in this option during November 2005)			
Value at beginning of period	$10.91		
Value at end of period	$11.39		
Number of accumulation units outstanding at end of period	29		
ING OPCAP BALANCED VALUE PORTFOLIO			
(Funds were first received in this option during May 2004)			
Value at beginning of period	$13.42	$12.32	
Value at end of period	$13.58	$13.42	
Number of accumulation units outstanding at end of period	130	42	
ING OPPENHEIMER GLOBAL PORTFOLIO (INITIAL CLASS)			
(Funds were first received in this option during April 2005)			
Value at beginning of period	$10.01		
Value at end of period	$11.63		
Number of accumulation units outstanding at end of period	15,150		
ING OPPENHEIMER MAIN STREET PORTFOLIO®			
(Funds were first received in this option during December 2005)			
Value at beginning of period	$10.96		
Value at end of period	$10.96		
Number of accumulation units outstanding at end of period	9		

	2005	2004	2003
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO			
(Funds were first received in this option during April 2005)			
Value at beginning of period	$9.88		
Value at end of period	$9.99		
Number of accumulation units outstanding at end of period	14,778		
ING PIMCO TOTAL RETURN PORTFOLIO			
(Funds were first received in this option during October 2003)			
Value at beginning of period	$11.29	$10.97	$10.86
Value at end of period	$11.35	$11.29	$10.97
Number of accumulation units outstanding at end of period	3,410	637	792
ING SOLUTION 2015 PORTFOLIO			
(Funds were first received in this option during December 2005)			
Value at beginning of period	$10.69		
Value at end of period	$10.67		
Number of accumulation units outstanding at end of period	25		
ING SOLUTION 2045 PORTFOLIO			
(Funds were first received in this option during October 2005)			
Value at beginning of period	$10.55		
Value at end of period	$11.26		
Number of accumulation units outstanding at end of period	11		
ING SOLUTION INCOME PORTFOLIO			
(Funds were first received in this option during December 2005)			
Value at beginning of period	$10.29		
Value at end of period	$10.29		
Number of accumulation units outstanding at end of period	8		
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO			
(Funds were first received in this option during December 2005)			
Value at beginning of period	$10.92		
Value at end of period	$10.92		
Number of accumulation units outstanding at end of period	37		
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO			
(Funds were first received in this option during April 2005)			
Value at beginning of period	$9.93		
Value at end of period	$11.08		
Number of accumulation units outstanding at end of period	3,905		
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO			
(Funds were first received in this option during March 2004)			
Value at beginning of period	$14.63	$12.80	
Value at end of period	$14.98	$14.63	
Number of accumulation units outstanding at end of period	96	24	

Condensed Financial Information (continued)

	2005	2004	2003
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO			
(Funds were first received in this option during August 2003)			
Value at beginning of period	$18.49	$17.05	$15.23
Value at end of period	$19.35	$18.49	$17.05
Number of accumulation units outstanding at end of period	1,872	1,364	357
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO			
(Funds were first received in this option during March 2004)			
Value at beginning of period	$9.71	$8.53	
Value at end of period	$10.47	$9.71	
Number of accumulation units outstanding at end of period	1,866	1,075	
ING VAN KAMPEN COMSTOCK PORTFOLIO			
(Funds were first received in this option during December 2003)			
Value at beginning of period	$12.20	$10.60	$10.38
Value at end of period	$12.44	$12.20	$10.60
Number of accumulation units outstanding at end of period	171	139	29
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (INITIAL CLASS)			
(Funds were first received in this option during April 2005)			
Value at beginning of period	$9.97		
Value at end of period	$10.67		
Number of accumulation units outstanding at end of period	12,593		
ING VP BALANCED PORTFOLIO, INC.			
(Funds were first received in this option during August 2003)			
Value at beginning of period	$17.50	$16.22	$14.94
Value at end of period	$17.98	$17.50	$16.22
Number of accumulation units outstanding at end of period	2,141	1,709	10
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO			
(Funds were first received in this option during May 2004)			
Value at beginning of period	$3.57	$3.32	
Value at end of period	$3.93	$3.57	
Number of accumulation units outstanding at end of period	2,123	704	
ING VP GROWTH AND INCOME PORTFOLIO			
(Funds were first received in this option during August 2003)			
Value at beginning of period	$13.24	$12.39	$10.98
Value at end of period	$14.11	$13.24	$12.39
Number of accumulation units outstanding at end of period	389	400	121
ING VP GROWTH PORTFOLIO			
(Funds were first received in this option during August 2003)			
Value at beginning of period	$14.08	$13.33	$11.95
Value at end of period	$15.18	$14.08	$13.33
Number of accumulation units outstanding at end of period	1,201	1,479	1,401

Condensed Financial Information (continued)

	2005	2004	2003
ING VP INDEX PLUS LARGECAP PORTFOLIO			
(Funds were first received in this option during August 2003)			
Value at beginning of period	$18.24	$16.73	$14.93
Value at end of period	$18.94	$18.24	$16.73
Number of accumulation units outstanding at end of period	4,414	3,150	534
ING VP INDEX PLUS MIDCAP PORTFOLIO			
(Funds were first received in this option during October 2003)			
Value at beginning of period	$18.54	$16.14	$15.11
Value at end of period	$20.31	$18.54	$16.14
Number of accumulation units outstanding at end of period	8,297	7,191	542
ING VP INDEX PLUS SMALLCAP PORTFOLIO			
(Funds were first received in this option during October 2003)			
Value at beginning of period	$14.50	$12.05	$11.22
Value at end of period	$15.38	$14.50	$12.05
Number of accumulation units outstanding at end of period	1,572	2,461	217
ING VP INTERMEDIATE BOND PORTFOLIO			
(Funds were first received in this option during August 2003)			
Value at beginning of period	$15.61	$15.10	$14.61
Value at end of period	$15.87	$15.61	$15.10
Number of accumulation units outstanding at end of period	9,281	5,026	3,099
ING VP INTERNATIONAL EQUITY PORTFOLIO			
(Funds were first received in this option during March 2004)			
Value at beginning of period	$9.31	$7.98	
Value at end of period	$10.72	$9.31	
Number of accumulation units outstanding at end of period	241	46	
ING VP INTERNATIONAL VALUE PORTFOLIO			
(Funds were first received in this option during February 2004)			
Value at beginning of period	$11.78	$10.51	
Value at end of period	$12.71	$11.78	
Number of accumulation units outstanding at end of period	892	867	
ING VP MIDCAP OPPORTUNITIES PORTFOLIO			
(Funds were first received in this option during October 2003)			
Value at beginning of period	$10.21	$9.29	$8.80
Value at end of period	$11.11	$10.21	$9.29
Number of accumulation units outstanding at end of period	1,044	1,228	40
ING VP MONEY MARKET PORTFOLIO			
(Funds were first received in this option during October 2003)			
Value at beginning of period	$12.22	$12.26	$12.28
Value at end of period	$12.40	$12.22	$12.26
Number of accumulation units outstanding at end of period	7,633	8,448	3,540
ING VP NATURAL RESOURCES TRUST			
(Funds were first received in this option during December 2004)			
Value at beginning of period	$14.22	$13.95	
Value at end of period	$20.03	$14.22	
Number of accumulation units outstanding at end of period	223	18	

	2005	2004	2003
ING VP REAL ESTATE PORTFOLIO			
(Funds were first received in this option during December 2004)			
Value at beginning of period	$13.87	$13.71	
Value at end of period	$15.37	$13.87	
Number of accumulation units outstanding at end of period	120	0	
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO			
(Funds were first received in this option during November 2003)			
Value at beginning of period	$7.37	$6.79	$6.78
Value at end of period	$7.92	$7.37	$6.79
Number of accumulation units outstanding at end of period	570	294	56
ING VP SMALL COMPANY PORTFOLIO			
(Funds were first received in this option during August 2003)			
Value at beginning of period	$21.83	$19.37	$16.85
Value at end of period	$23.73	$21.83	$19.37
Number of accumulation units outstanding at end of period	1,854	2,451	1,117
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO			
(Funds were first received in this option during August 2003)			
Value at beginning of period	$15.25	$14.33	$13.38
Value at end of period	$15.60	$15.25	$14.33
Number of accumulation units outstanding at end of period	2,270	2,374	102
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO			
(Funds were first received in this option during August 2003)			
Value at beginning of period	$15.37	$13.92	$12.51
Value at end of period	$16.09	$15.37	$13.92
Number of accumulation units outstanding at end of period	373	1,151	929
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO			
(Funds were first received in this option during August 2003)			
Value at beginning of period	$15.11	$13.90	$12.71
Value at end of period	$15.59	$15.11	$13.90
Number of accumulation units outstanding at end of period	852	660	198
ING VP VALUE OPPORTUNITY PORTFOLIO			
(Funds were first received in this option during August 2003)			
Value at beginning of period	$17.72	$16.32	$14.55
Value at end of period	$18.69	$17.72	$16.32
Number of accumulation units outstanding at end of period	1,226	1,021	220
JANUS ASPEN BALANCED PORTFOLIO			
(Funds were first received in this option during August 2003)			
Value at beginning of period	$22.10	$20.66	$19.22
Value at end of period	$23.52	$22.10	$20.66
Number of accumulation units outstanding at end of period	13	5,604	2,119

	2005	2004	2003
JANUS ASPEN MID CAP GROWTH PORTFOLIO			
(Funds were first received in this option during August 2003)			
Value at beginning of period	$13.97	$11.74	$10.35
Value at end of period	$15.46	$13.97	$11.74
Number of accumulation units outstanding at end of period	22	2,240	1,673
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO			
(Funds were first received in this option during October 2003)			
Value at beginning of period	$11.23	$10.11	$9.25
Value at end of period	$11.43	$11.23	$10.11
Number of accumulation units outstanding at end of period	3,463	4,484	556
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO			
(Funds were first received in this option during October 2003)			
Value at beginning of period	$12.47	$10.20	$9.32
Value at end of period	$13.31	$12.47	$10.20
Number of accumulation units outstanding at end of period	2,894	2,539	1,851
NEW PERSPECTIVE FUND®			
(Funds were first received in this option during May 2005)			
Value at beginning of period	$10.78		
Value at end of period	$12.39		
Number of accumulation units outstanding at end of period	8		
OPPENHEIMER DEVELOPING MARKETS FUND			
(Funds were first received in this option during September 2004)			
Value at beginning of period	$28.54	$22.26	
Value at end of period	$39.73	$28.54	
Number of accumulation units outstanding at end of period	843	121	
OPPENHEIMER STRATEGIC BOND FUND/VA			
(Funds were first received in this option during August 2003)			
Value at beginning of period	$13.82	$12.90	$11.82
Value at end of period	$13.98	$13.82	$12.90
Number of accumulation units outstanding at end of period	20	3,448	60
PAX WORLD BALANCED FUND, INC.			
(Funds were first received in this option during September 2004)			
Value at beginning of period	$10.47	$9.49	
Value at end of period	$10.88	$10.47	
Number of accumulation units outstanding at end of period	451	137	
PIMCO VIT REAL RETURN PORTFOLIO			
(Funds were first received in this option during September 2004)			
Value at beginning of period	$10.77	$10.50	
Value at end of period	$10.83	$10.77	
Number of accumulation units outstanding at end of period	558	146	

Condensed Financial Information (continued)

	2005	2004	2003
PIONEER EQUITY INCOME VCT PORTFOLIO			
(Funds were first received in this option during October 2003)			
Value at beginning of period	$11.04	$9.63	$8.87
Value at end of period	$11.51	$11.04	$9.63
Number of accumulation units outstanding at end of period	2,094	1,212	939
PIONEER FUND VCT PORTFOLIO			
(Funds were first received in this option during March 2005)			
Value at beginning of period	$10.09		
Value at end of period	$10.51		
Number of accumulation units outstanding at end of period	176		
PIONEER HIGH YIELD VCT PORTFOLIO			
(Funds were first received in this option during January 2005)			
Value at beginning of period	$10.55		
Value at end of period	$10.68		
Number of accumulation units outstanding at end of period	45		
PIONEER MID CAP VALUE VCT PORTFOLIO			
(Funds were first received in this option during February 2004)			
Value at beginning of period	$14.20	$12.41	
Value at end of period	$15.10	$14.20	
Number of accumulation units outstanding at end of period	5,435	5,359	
TEMPLETON GLOBAL BOND FUND			
(Funds were first received in this option during November 2004)			
Value at beginning of period	$11.59	$10.85	
Value at end of period	$11.08	$11.59	
Number of accumulation units outstanding at end of period	487	317	
THE GROWTH FUND OF AMERICA®			
(Funds were first received in this option during July 2004)			
Value at beginning of period	$10.80	$9.86	
Value at end of period	$12.16	$10.80	
Number of accumulation units outstanding at end of period	3,169	983	
WANGER U.S. SMALLER COMPANIES			
(Funds were first received in this option during October 2005)			
Value at beginning of period	$12.46		
Value at end of period	$12.67		
Number of accumulation units outstanding at end of period	14		
WASHINGTON MUTUAL INVESTORS FUND[SM]			
(Funds were first received in this option during November 2004)			
Value at beginning of period	$10.80	$10.22	
Value at end of period	$11.02	$10.80	
Number of accumulation units outstanding at end of period	2,307	837	

Condensed Financial Information (continued)

TABLE XXVI

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS ISSUED SINCE 1996
WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.25%
(Selected data for accumulation units outstanding throughout each period)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
AIM V.I. CAPITAL APPRECIATION FUND									
(Funds were first received in this option during December 1999)									
Value at beginning of period	$9.22	$8.76	$6.85	$9.168	$12.101	$13.753	$12.638		
Value at end of period	$9.92	$9.22	$8.76	$6.85	$9.168	$12.101	$13.753		
Number of accumulation units outstanding at end of period	24,539	22,247	23,114	15,396	8,718	4,931	17		
AIM V.I. CORE EQUITY FUND									
(Funds were first received in this option during October 1999)									
Value at beginning of period	$8.31	$7.72	$6.28	$7.534	$9.887	$11.716	$9.47		
Value at end of period	$8.64	$8.31	$7.72	$6.28	$7.534	$9.887	$11.716		
Number of accumulation units outstanding at end of period	31,794	36,651	36,257	29,057	19,324	7,623	22		
AIM V.I. GROWTH FUND									
(Funds were first received in this option during October 1999)									
Value at beginning of period	$5.84	$5.47	$4.22	$6.188	$9.477	$12.069	$9.783		
Value at end of period	$6.20	$5.84	$5.47	$4.22	$6.188	$9.477	$12.069		
Number of accumulation units outstanding at end of period	34,521	30,868	35,695	26,595	16,456	7,192	23		
AIM V.I. PREMIER EQUITY FUND									
(Funds were first received in this option during January 2000)									
Value at beginning of period	$7.44	$7.12	$5.77	$8.375	$9.699	$10.796			
Value at end of period	$7.77	$7.44	$7.12	$5.77	$8.375	$9.699			
Number of accumulation units outstanding at end of period	38,711	35,279	34,316	27,360	23,859	16,464			
CALVERT SOCIAL BALANCED PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$15.81	$14.79	$12.55	$14.468	$15.743	$16.455	$14.847	$12.93	$12.79
Value at end of period	$16.50	$15.81	$14.79	$12.55	$14.468	$15.743	$16.455	$14.847	$12.93
Number of accumulation units outstanding at end of period	20,886	16,388	11,778	8,571	3,686	999	270	51	6
EUROPACIFIC GROWTH FUND®									
(Funds were first received in this option during June 2004)									
Value at beginning of period	$11.45	$9.95							
Value at end of period	$13.69	$11.45							
Number of accumulation units outstanding at end of period	24,162	3,553							
EVERGREEN SPECIAL VALUES FUND									
(Funds were first received in this option during June 2004)									
Value at beginning of period	$18.19	$16.20							
Value at end of period	$19.84	$18.19							
Number of accumulation units outstanding at end of period	19,924	6,364							
FIDELITY® VIP CONTRAFUND® PORTFOLIO									
(Funds were first received in this option during May 1997)									
Value at beginning of period	$22.43	$19.67	$15.50	$17.319	$19.985	$21.67	$17.659	$13.757	$11.902
Value at end of period	$25.91	$22.43	$19.67	$15.50	$17.319	$19.985	$21.67	$17.659	$13.757
Number of accumulation units outstanding at end of period	199,896	129,478	74,453	41,896	27,983	18,640	13,062	11,737	390

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
FIDELITY® VIP EQUITY-INCOME PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$18.48	$16.78	$13.04	$15.894	$16.935	$15.815	$15.061	$13.661	$13.299
Value at end of period	$19.32	$18.48	$16.78	$13.04	$15.894	$16.935	$15.815	$15.061	$13.661
Number of accumulation units outstanding at end of period	131,013	109,939	77,041	45,787	25,563	15,146	11,533	8,741	6
FIDELITY® VIP GROWTH PORTFOLIO									
(Funds were first received in this option during June 1997)									
Value at beginning of period	$15.59	$15.27	$11.64	$16.86	$20.733	$23.581	$17.374	$12.612	$11.704
Value at end of period	$16.29	$15.59	$15.27	$11.64	$16.86	$20.733	$23.581	$17.374	$12.612
Number of accumulation units outstanding at end of period	115,218	108,714	100,006	69,331	47,070	33,790	23,472	9,906	214
FIDELITY® VIP OVERSEAS PORTFOLIO									
(Funds were first received in this option during September 1997)									
Value at beginning of period	$14.31	$12.75	$9.00	$11.438	$14.693	$18.391	$13.056	$11.726	$12.512
Value at end of period	$16.82	$14.31	$12.75	$9.00	$11.438	$14.693	$18.391	$13.056	$11.726
Number of accumulation units outstanding at end of period	17,720	15,876	12,355	11,033	9,531	8,005	6,718	688	22
FRANKLIN SMALL CAP VALUE SECURITIES FUND									
(Funds were first received in this option during April 2002)									
Value at beginning of period	$14.71	$12.04	$9.22	$11.64					
Value at end of period	$15.80	$14.71	$12.04	$9.22					
Number of accumulation units outstanding at end of period	38,989	24,929	9,229	2,036					
ING ALLIANCEBERNSTEIN MID CAP GROWTH PORTFOLIO									
(Funds were first received in this option during July 2005)									
Value at beginning of period	$11.62								
Value at end of period	$12.47								
Number of accumulation units outstanding at end of period	87								
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO									
(Funds were first received in this option during November 2002)									
Value at beginning of period	$13.83	$12.73	$9.81	$10.12					
Value at end of period	$13.83	$13.83	$12.73	$9.81					
Number of accumulation units outstanding at end of period	5,048	4,607	2,345	730					
ING AMERICAN CENTURY SELECT PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during April 2005)									
Value at beginning of period	$9.70								
Value at end of period	$10.16								
Number of accumulation units outstanding at end of period	81,969								
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO									
(Funds were first received in this option during June 2002)									
Value at beginning of period	$12.96	$10.81	$8.08	$9.75					
Value at end of period	$13.80	$12.96	$10.81	$8.08					
Number of accumulation units outstanding at end of period	10,540	6,474	1,134	126					

	2005	2004	2003	2002	2001	2000	1999	1998	1997
ING BARON SMALL CAP GROWTH PORTFOLIO									
(Funds were first received in this option during August 2002)									
Value at beginning of period	$14.47	$11.45	$8.69	$9.36					
Value at end of period	$15.34	$14.47	$11.45	$8.69					
Number of accumulation units outstanding at end of period	33,006	15,184	6,758	180					
ING DAVIS VENTURE VALUE PORTFOLIO									
(Funds were first received in this option during November 2002)									
Value at beginning of period	$17.70	$16.53	$11.90	$12.02					
Value at end of period	$18.16	$17.70	$16.53	$11.90					
Number of accumulation units outstanding at end of period	6,870	4,882	1,180	5					
ING EVERGREEN HEALTH SCIENCES PORTFOLIO									
(Funds were first received in this option during August 2005)									
Value at beginning of period	$11.03								
Value at end of period	$11.21								
Number of accumulation units outstanding at end of period	1,447								
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO									
(Funds were first received in this option during June 2005)									
Value at beginning of period	$10.23								
Value at end of period	$11.82								
Number of accumulation units outstanding at end of period	3,998								
ING FUNDAMENTAL RESEARCH PORTFOLIO									
(Funds were first received in this option during September 2002)									
Value at beginning of period	$8.47	$7.80	$6.20	$6.19					
Value at end of period	$8.85	$8.47	$7.80	$6.20					
Number of accumulation units outstanding at end of period	2,181	1,350	492	63					
ING GOLDMAN SACHS® STRUCTURED EQUITY PORTFOLIO									
(Funds were first received in this option during November 2002)									
Value at beginning of period	$10.83	$10.09	$8.26	$8.72					
Value at end of period	$10.90	$10.83	$10.09	$8.26					
Number of accumulation units outstanding at end of period	4,103	1,406	259	1					
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO									
(Funds were first received in this option during July 2005)									
Value at beginning of period	$11.32								
Value at end of period	$13.40								
Number of accumulation units outstanding at end of period	4,853								
ING JPMORGAN INTERNATIONAL PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$14.68	$12.50	$9.78	$12.088	$16.752	$21.096	$13.485	$11.465	$11.323
Value at end of period	$15.95	$14.68	$12.50	$9.78	$12.088	$16.752	$21.096	$13.485	$11.465
Number of accumulation units outstanding at end of period	17,244	14,207	9,373	7,122	7,772	6,896	3,170	2,493	189

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
ING JPMORGAN MID CAP VALUE PORTFOLIO									
(Funds were first received in this option during September 2002)									
Value at beginning of period	$14.02	$11.78	$9.17	$8.85					
Value at end of period	$15.03	$14.02	$11.78	$9.17					
Number of accumulation units outstanding at end of period	10,412	6,702	1,085	16					
ING JPMORGAN SMALL CAP EQUITY PORTFOLIO									
(Funds were first received in this option during September 2005)									
Value at beginning of period	$11.37								
Value at end of period	$11.29								
Number of accumulation units outstanding at end of period	69								
ING JULIUS BAER FOREIGN PORTFOLIO									
(Funds were first received in this option during July 2004)									
Value at beginning of period	$11.68	$9.75							
Value at end of period	$13.31	$11.68							
Number of accumulation units outstanding at end of period	6,367	529							
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$9.26	$8.55	$6.26	$9.804	$13.274	$18.873	$12.666	$9.891	$10.015
Value at end of period	$10.19	$9.26	$8.55	$6.26	$9.804	$13.274	$18.873	$12.666	$9.891
Number of accumulation units outstanding at end of period	67,891	75,333	66,466	48,155	39,073	32,839	26,072	21,617	99
ING LEGG MASON VALUE PORTFOLIO									
(Funds were first received in this option during July 2005)									
Value at beginning of period	$10.76								
Value at end of period	$11.48								
Number of accumulation units outstanding at end of period	884								
ING MARSICO GROWTH PORTFOLIO									
(Funds were first received in this option during May 2005)									
Value at beginning of period	$10.22								
Value at end of period	$11.39								
Number of accumulation units outstanding at end of period	780								
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO									
(Funds were first received in this option during October 2005)									
Value at beginning of period	$10.70								
Value at end of period	$12.43								
Number of accumulation units outstanding at end of period	828								
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO									
(Funds were first received in this option during January 1998)									
Value at beginning of period	$15.36	$13.78	$10.90	$15.80	$21.264	$22.836	$15.541	$12.394	
Value at end of period	$15.41	$15.36	$13.78	$10.90	$15.80	$21.264	$22.836	$15.541	
Number of accumulation units outstanding at end of period	17,427	18,406	20,661	16,371	9,841	6,816	3,709	1,060	

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
ING MFS TOTAL RETURN PORTFOLIO									
(Funds were first received in this option during June 2003)									
Value at beginning of period	$13.12	$11.95	$11.13						
Value at end of period	$13.33	$13.12	$11.95						
Number of accumulation units outstanding at end of period	65,612	31,171	1,615						
ING MFS UTILITIES PORTFOLIO									
(Funds were first received in this option during July 2005)									
Value at beginning of period	$10.99								
Value at end of period	$11.41								
Number of accumulation units outstanding at end of period	414								
ING OPCAP BALANCED VALUE PORTFOLIO									
(Funds were first received in this option during June 2002)									
Value at beginning of period	$13.50	$12.39	$9.63	$10.57					
Value at end of period	$13.69	$13.50	$12.39	$9.63					
Number of accumulation units outstanding at end of period	20,935	11,024	3,840	160					
ING OPPENHEIMER GLOBAL PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during April 2005)									
Value at beginning of period	$10.42								
Value at end of period	$12.12								
Number of accumulation units outstanding at end of period	349,097								
ING OPPENHEIMER MAIN STREET PORTFOLIO®									
(Funds were first received in this option during August 2005)									
Value at beginning of period	$10.60								
Value at end of period	$10.98								
Number of accumulation units outstanding at end of period	157								
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO									
(Funds were first received in this option during April 2005)									
Value at beginning of period	$9.98								
Value at end of period	$10.10								
Number of accumulation units outstanding at end of period	125,805								
ING PIMCO HIGH YIELD PORTFOLIO									
(Funds were first received in this option during July 2005)									
Value at beginning of period	$10.42								
Value at end of period	$10.48								
Number of accumulation units outstanding at end of period	266								
ING PIMCO TOTAL RETURN PORTFOLIO									
(Funds were first received in this option during July 2002)									
Value at beginning of period	$11.35	$11.01	$10.72	$10.14					
Value at end of period	$11.44	$11.35	$11.01	$10.72					
Number of accumulation units outstanding at end of period	55,455	35,513	19,253	4,226					

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
ING SOLUTION 2015 PORTFOLIO									
(Funds were first received in this option during May 2005)									
Value at beginning of period	$10.23								
Value at end of period	$10.68								
Number of accumulation units outstanding at end of period	5,985								
ING SOLUTION 2025 PORTFOLIO									
(Funds were first received in this option during July 2005)									
Value at beginning of period	$10.67								
Value at end of period	$10.91								
Number of accumulation units outstanding at end of period	1,659								
ING SOLUTION 2035 PORTFOLIO									
(Funds were first received in this option during August 2005)									
Value at beginning of period	$10.68								
Value at end of period	$11.07								
Number of accumulation units outstanding at end of period	5,440								
ING SOLUTION 2045 PORTFOLIO									
(Funds were first received in this option during August 2005)									
Value at beginning of period	$10.82								
Value at end of period	$11.27								
Number of accumulation units outstanding at end of period	263								
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO									
(Funds were first received in this option during May 2005)									
Value at beginning of period	$10.20								
Value at end of period	$10.93								
Number of accumulation units outstanding at end of period	26,002								
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO									
(Funds were first received in this option during April 2005)									
Value at beginning of period	$10.24								
Value at end of period	$11.44								
Number of accumulation units outstanding at end of period	140,432								
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO									
(Funds were first received in this option during August 2003)									
Value at beginning of period	$14.67	$12.93	$11.34						
Value at end of period	$15.06	$14.67	$12.93						
Number of accumulation units outstanding at end of period	21,697	5,534	773						
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO									
(Funds were first received in this option during January 1998)									
Value at beginning of period	$18.81	$17.32	$13.39	$17.679	$19.939	$20.196	$16.718	$13.156	
Value at end of period	$19.73	$18.81	$17.32	$13.39	$17.679	$19.939	$20.196	$16.718	
Number of accumulation units outstanding at end of period	56,851	43,781	28,395	15,100	7,849	2,906	1,434	1,239	

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO									
(Funds were first received in this option during January 1998)									
Value at beginning of period	$9.88	$8.72	$7.06	$9.524	$12.19	$12.922	$10.549	$8.597	
Value at end of period	$10.67	$9.88	$8.72	$7.06	$9.524	$12.19	$12.922	$10.549	
Number of accumulation units outstanding at end of period	29,699	27,297	14,768	10,578	8,680	4,913	3,583	3,244	
ING VAN KAMPEN COMSTOCK PORTFOLIO									
(Funds were first received in this option during July 2002)									
Value at beginning of period	$12.26	$10.64	$8.31	$8.58					
Value at end of period	$12.53	$12.26	$10.64	$8.31					
Number of accumulation units outstanding at end of period	57,719	25,515	4,065	758					
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during April 2005)									
Value at beginning of period	$10.33								
Value at end of period	$11.06								
Number of accumulation units outstanding at end of period	267,316								
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO									
(Funds were first received in this option during August 2005)									
Value at beginning of period	$10.73								
Value at end of period	$11.04								
Number of accumulation units outstanding at end of period	4,274								
ING VP BALANCED PORTFOLIO, INC.									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$17.80	$16.47	$14.03	$15.842	$16.747	$17.052	$15.199	$13.161	$11.921
Value at end of period	$18.33	$17.80	$16.47	$14.03	$15.842	$16.747	$17.052	$15.199	$13.161
Number of accumulation units outstanding at end of period	91,050	97,061	33,013	16,260	7,085	6,532	2,089	1,535	133
ING VP FINANCIAL SERVICES PORTFOLIO									
(Funds were first received in this option during July 2004)									
Value at beginning of period	$11.12	$9.93							
Value at end of period	$11.83	$11.12							
Number of accumulation units outstanding at end of period	1,147	523							
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO									
(Funds were first received in this option during June 2000)									
Value at beginning of period	$3.60	$3.69	$2.57	$4.434	$5.828	$9.934			
Value at end of period	$3.98	$3.60	$3.69	$2.57	$4.434	$5.828			
Number of accumulation units outstanding at end of period	69,010	64,006	50,843	24,372	10,887	2,632			
ING VP GROWTH AND INCOME PORTFOLIO									
(Funds were first received in this option during May 1997)									
Value at beginning of period	$13.47	$12.58	$10.10	$13.641	$16.929	$19.253	$16.603	$14.684	$12.851
Value at end of period	$14.38	$13.47	$12.58	$10.10	$13.641	$16.929	$19.253	$16.603	$14.684
Number of accumulation units outstanding at end of period	117,339	126,306	102,355	80,183	75,992	53,513	35,468	35,133	1,646

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
ING VP GROWTH PORTFOLIO									
(Funds were first received in this option during January 1998)									
Value at beginning of period	$14.30	$13.51	$10.49	$14.953	$20.761	$23.875	$17.912	$12.876	
Value at end of period	$15.45	$14.30	$13.51	$10.49	$14.953	$20.761	$23.875	$17.912	
Number of accumulation units outstanding at end of period	29,817	27,914	27,790	20,228	14,690	10,084	7,486	5,419	
ING VP INDEX PLUS LARGECAP PORTFOLIO									
(Funds were first received in this option during September 1997)									
Value at beginning of period	$18.54	$16.98	$13.63	$17.587	$20.618	$23.044	$18.772	$14.444	$14.07
Value at end of period	$19.30	$18.54	$16.98	$13.63	$17.587	$20.618	$23.044	$18.772	$14.444
Number of accumulation units outstanding at end of period	127,900	116,478	90,606	55,062	34,503	23,353	6,043	594	10
ING VP INDEX PLUS MIDCAP PORTFOLIO									
(Funds were first received in this option during March 1999)									
Value at beginning of period	$18.79	$16.32	$12.48	$14.374	$14.751	$12.455	$10.154		
Value at end of period	$20.63	$18.79	$16.32	$12.48	$14.374	$14.751	$12.455		
Number of accumulation units outstanding at end of period	125,931	104,291	64,629	36,994	9,459	2,019	1,234		
ING VP INDEX PLUS SMALLCAP PORTFOLIO									
(Funds were first received in this option during April 2000)									
Value at beginning of period	$14.70	$12.19	$9.07	$10.579	$10.461	$8.614			
Value at end of period	$15.62	$14.70	$12.19	$9.07	$10.579	$10.461			
Number of accumulation units outstanding at end of period	83,955	67,254	41,585	19,031	4,435	693			
ING VP INTERMEDIATE BOND PORTFOLIO									
(Funds were first received in this option during January 1998)									
Value at beginning of period	$15.88	$15.33	$14.60	$13.65	$12.711	$11.738	$11.975	$11.217	
Value at end of period	$16.17	$15.88	$15.33	$14.60	$13.65	$12.711	$11.738	$11.975	
Number of accumulation units outstanding at end of period	83,799	63,863	53,049	44,358	28,418	9,827	521	1,197	
ING VP INTERNATIONAL EQUITY PORTFOLIO									
(Funds were first received in this option during March 1999)									
Value at beginning of period	$9.43	$8.15	$6.25	$8.632	$11.484	$14.594	$10.086		
Value at end of period	$10.89	$9.43	$8.15	$6.25	$8.632	$11.484	$14.594		
Number of accumulation units outstanding at end of period	10,648	14,064	10,368	6,407	3,881	1,174	126		
ING VP INTERNATIONAL VALUE PORTFOLIO									
(Funds were first received in this option during April 2002)									
Value at beginning of period	$11.87	$10.23	$7.97	$9.93					
Value at end of period	$12.82	$11.87	$10.23	$7.97					
Number of accumulation units outstanding at end of period	27,500	12,652	6,812	2,895					
ING VP MIDCAP OPPORTUNITIES PORTFOLIO									
(Funds were first received in this option during May 2002)									
Value at beginning of period	$10.28	$9.33	$6.92	$8.84					
Value at end of period	$11.21	$10.28	$9.33	$6.92					
Number of accumulation units outstanding at end of period	6,578	5,605	2,261	197					
ING VP MONEY MARKET PORTFOLIO									
(Funds were first received in this option during February 1998)									
Value at beginning of period	$12.43	$12.45	$12.50	$12.453	$12.133	$11.548	$11.128	$10.746	
Value at end of period	$12.64	$12.43	$12.45	$12.50	$12.453	$12.133	$11.548	$11.128	
Number of accumulation units outstanding at end of period	189,735	130,565	85,894	68,473	31,487	24,433	11,404	6,649	

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
ING VP NATURAL RESOURCES TRUST									
(Funds were first received in this option during January 2001)									
Value at beginning of period	$14.47	$13.01	$10.09	$10.436	$11.497	$10.753	$9.543	$12.022	$11.717
Value at end of period	$20.42	$14.47	$13.01	$10.09	$10.436	$11.832	$10.753	$9.543	$12.022
Number of accumulation units outstanding at end of period	10,616	1,532	106	99	40	0	71	53	35
ING VP REAL ESTATE PORTFOLIO									
(Funds were first received in this option during June 2004)									
Value at beginning of period	$13.88	$11.22							
Value at end of period	$15.43	$13.88							
Number of accumulation units outstanding at end of period	8,883	3,731							
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO									
(Funds were first received in this option during March 2002)									
Value at beginning of period	$7.42	$6.82	$4.98	$7.76					
Value at end of period	$8.00	$7.42	$6.82	$4.98					
Number of accumulation units outstanding at end of period	9,521	8,830	4,177	1,120					
ING VP SMALL COMPANY PORTFOLIO									
(Funds were first received in this option during January 1998)									
Value at beginning of period	$22.17	$19.63	$14.46	$19.07	$18.568	$17.617	$13.633	$13.203	
Value at end of period	$24.15	$22.17	$19.63	$14.46	$19.07	$18.568	$17.617	$13.633	
Number of accumulation units outstanding at end of period	38,894	38,794	36,393	26,952	15,435	9,885	8,928	7,548	
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO									
(Funds were first received in this option during October 1997)									
Value at beginning of period	$15.51	$14.55	$12.96	$13.72	$14.231	$13.748	$12.998	$12.308	$12.362
Value at end of period	$15.91	$15.51	$14.55	$12.96	$13.72	$14.231	$13.748	$12.998	$12.308
Number of accumulation units outstanding at end of period	15,934	13,525	8,080	9,559	8,425	7,350	5,897	5,866	2
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO									
(Funds were first received in this option during June 1997)									
Value at beginning of period	$15.64	$14.13	$11.51	$13.515	$15.472	$15.77	$13.965	$13.557	$12.564
Value at end of period	$16.40	$15.64	$14.13	$11.51	$13.515	$15.472	$15.77	$13.965	$13.557
Number of accumulation units outstanding at end of period	29,864	20,916	14,993	9,024	8,645	4,619	1,617	1,249	253
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO									
(Funds were first received in this option during June 1997)									
Value at beginning of period	$15.37	$14.12	$11.97	$13.395	$14.584	$14.705	$13.51	$12.917	$12.024
Value at end of period	$15.89	$15.37	$14.12	$11.97	$13.395	$14.584	$14.705	$13.51	$12.917
Number of accumulation units outstanding at end of period	39,355	28,210	21,897	14,720	13,693	11,050	9,107	8,075	93
ING VP VALUE OPPORTUNITY PORTFOLIO									
(Funds were first received in this option during January 1998)									
Value at beginning of period	$18.00	$16.54	$13.44	$18.388	$20.602	$18.93	$16.03	$12.844	
Value at end of period	$19.02	$18.00	$16.54	$13.44	$18.388	$20.602	$18.93	$16.03	
Number of accumulation units outstanding at end of period	31,940	32,827	31,378	20,086	7,402	1,988	2,022	1,234	

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO									
(Funds were first received in this option during January 2001)									
Value at beginning of period	$11.31	$10.16	$7.85	$9.703	$9.427				
Value at end of period	$11.53	$11.31	$10.16	$7.85	$9.703				
Number of accumulation units outstanding at end of period	132,133	85,276	30,858	4,069	4				
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO									
(Funds were first received in this option during November 2002)									
Value at beginning of period	$12.56	$10.25	$8.32	$9.68					
Value at end of period	$13.43	$12.56	$10.25	$8.32					
Number of accumulation units outstanding at end of period	69,215	33,044	13,050	4,185					
NEW PERSPECTIVE FUND®									
(Funds were first received in this option during June 2004)									
Value at beginning of period	$11.32	$10.09							
Value at end of period	$12.44	$11.32							
Number of accumulation units outstanding at end of period	13,878	5,595							
OPPENHEIMER DEVELOPING MARKETS FUND									
(Funds were first received in this option during June 2004)									
Value at beginning of period	$28.79	$21.29							
Value at end of period	$40.16	$28.79							
Number of accumulation units outstanding at end of period	19,044	3,753							
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA									
(Funds were first received in this option during July 2005)									
Value at beginning of period	$10.94								
Value at end of period	$11.72								
Number of accumulation units outstanding at end of period	174								
PAX WORLD BALANCED FUND, INC.									
(Funds were first received in this option during June 2004)									
Value at beginning of period	$10.56	$9.65							
Value at end of period	$10.99	$10.56							
Number of accumulation units outstanding at end of period	30,553	8,390							
PIMCO VIT REAL RETURN PORTFOLIO									
(Funds were first received in this option during August 2004)									
Value at beginning of period	$10.78	$10.45							
Value at end of period	$10.87	$10.78							
Number of accumulation units outstanding at end of period	27,020	6,280							
PIONEER EQUITY INCOME VCT PORTFOLIO									
(Funds were first received in this option during June 2002)									
Value at beginning of period	$11.12	$9.67	$7.99	$9.34					
Value at end of period	$11.61	$11.12	$9.67	$7.99					
Number of accumulation units outstanding at end of period	36,629	19,643	5,906	1,075					

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
PIONEER FUND VCT PORTFOLIO									
(Funds were first received in this option during August 2002)									
Value at beginning of period	$10.12	$9.21	$7.53	$7.93					
Value at end of period	$10.61	$10.12	$9.21	$7.53					
Number of accumulation units outstanding at end of period	3,555	9,394	7,854	239					
PIONEER HIGH YIELD VCT PORTFOLIO									
(Funds were first received in this option during August 2004)									
Value at beginning of period	$10.65	$9.97							
Value at end of period	$10.72	$10.65							
Number of accumulation units outstanding at end of period	8,221	3,419							
PIONEER MID CAP VALUE VCT PORTFOLIO									
(Funds were first received in this option during April 2002)									
Value at beginning of period	$14.30	$11.86	$8.73	$10.38					
Value at end of period	$15.24	$14.30	$11.86	$8.73					
Number of accumulation units outstanding at end of period	41,298	20,922	5,002	316					
TEMPLETON GLOBAL BOND FUND									
(Funds were first received in this option during June 2004)									
Value at beginning of period	$11.61	$9.98							
Value at end of period	$11.11	$11.61							
Number of accumulation units outstanding at end of period	20,640	9,002							
THE GROWTH FUND OF AMERICA®									
(Funds were first received in this option during June 2004)									
Value at beginning of period	$10.82	$10.02							
Value at end of period	$12.20	$10.82							
Number of accumulation units outstanding at end of period	98,047	29,615							
WANGER SELECT									
(Funds were first received in this option during July 2004)									
Value at beginning of period	$11.41	$9.93							
Value at end of period	$12.45	$11.41							
Number of accumulation units outstanding at end of period	8,048	3,245							
WANGER U.S. SMALLER COMPANIES									
(Funds were first received in this option during June 2004)									
Value at beginning of period	$11.57	$10.25							
Value at end of period	$12.72	$11.57							
Number of accumulation units outstanding at end of period	8,700	2,505							
WASHINGTON MUTUAL INVESTORS FUND[SM]									
(Funds were first received in this option during June 2004)									
Value at beginning of period	$10.82	$10.05							
Value at end of period	$11.05	$10.82							
Number of accumulation units outstanding at end of period	72,248	25,186							

CONDENSED FINANCIAL INFORMATION

TABLE XXVII

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS ISSUED SINCE 1996
WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.30%
(Selected data for accumulation units outstanding throughout each period)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
AIM V.I. CAPITAL APPRECIATION FUND									
(Funds were first received in this option during October 1999)									
Value at beginning of period	$9.20	$8.74	$6.84	$9.155	$12.091	$13.748	$9.857		
Value at end of period	$9.88	$9.20	$8.74	$6.84	$9.155	$12.091	$13.748		
Number of accumulation units outstanding at end of period	3,417	4,187	3,132	1,967	1,797	640	54		
AIM V.I. CORE EQUITY FUND									
(Funds were first received in this option during November 1999)									
Value at beginning of period	$8.28	$7.70	$6.27	$7.523	$9.878	$11.712	$10.636		
Value at end of period	$8.61	$8.28	$7.70	$6.27	$7.523	$9.878	$11.712		
Number of accumulation units outstanding at end of period	468	436	6,389	12,359	9,769	4,846	893		
AIM V.I. GROWTH FUND									
(Funds were first received in this option during September 1999)									
Value at beginning of period	$5.83	$5.45	$4.21	$6.179	$9.469	$12.064	$9.916		
Value at end of period	$6.18	$5.83	$5.45	$4.21	$6.179	$9.469	$12.064		
Number of accumulation units outstanding at end of period	882	711	1,069	385	2,225	961	105		
AIM V.I. PREMIER EQUITY FUND									
(Funds were first received in this option during November 2000)									
Value at beginning of period	$7.42	$7.11	$5.76	$8.363	$9.691	$11.502	$10.847		
Value at end of period	$7.74	$7.42	$7.11	$5.76	$8.363	$9.691	$11.494		
Number of accumulation units outstanding at end of period	780	765	2,612	1,543	1,317	1,329	10		
CALVERT SOCIAL BALANCED PORTFOLIO									
(Funds were first received in this option during June 1997)									
Value at beginning of period	$15.75	$14.73	$12.51	$14.427	$15.707	$16.426	$14.827	$12.919	$11.742
Value at end of period	$16.42	$15.75	$14.73	$12.51	$14.427	$15.707	$16.426	$14.827	$12.919
Number of accumulation units outstanding at end of period	155	2,160	4,323	2,163	1,989	1,433	44	13	44
EUROPACIFIC GROWTH FUND®									
(Funds were first received in this option during January 2005)									
Value at beginning of period	$11.28								
Value at end of period	$13.68								
Number of accumulation units outstanding at end of period	439								
EVERGREEN SPECIAL VALUES FUND									
(Funds were first received in this option during April 2005)									
Value at beginning of period	$17.50								
Value at end of period	$19.79								
Number of accumulation units outstanding at end of period	22								
FIDELITY® VIP CONTRAFUND® PORTFOLIO									
(Funds were first received in this option during April 1997)									
Value at beginning of period	$22.34	$19.60	$15.45	$17.27	$19.938	$21.631	$17.636	$13.746	$11.031
Value at end of period	$25.78	$22.34	$19.60	$15.45	$17.27	$19.938	$21.631	$17.636	$13.746
Number of accumulation units outstanding at end of period	9,167	5,932	4,024	4,346	6,241	10,383	12,867	10,681	7,728

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
FIDELITY® VIP EQUITY-INCOME PORTFOLIO									
(Funds were first received in this option during April 1997)									
Value at beginning of period	$18.40	$16.72	$12.99	$15.85	$16.896	$15.786	$15.041	$13.65	$10.942
Value at end of period	$19.23	$18.40	$16.72	$12.99	$15.85	$16.896	$15.786	$15.041	$13.65
Number of accumulation units outstanding at end of period	7,451	4,708	15,625	10,472	8,325	6,031	4,118	3,612	7,817
FIDELITY® VIP GROWTH PORTFOLIO									
(Funds were first received in this option during May 1997)									
Value at beginning of period	$15.52	$15.21	$11.60	$16.812	$20.684	$23.538	$17.351	$12.601	$10.724
Value at end of period	$16.21	$15.52	$15.21	$11.60	$16.812	$20.684	$23.538	$17.351	$12.601
Number of accumulation units outstanding at end of period	14,733	20,564	26,754	15,963	14,252	23,713	7,251	2,636	2,031
FIDELITY® VIP OVERSEAS PORTFOLIO									
(Funds were first received in this option during May 1997)									
Value at beginning of period	$14.25	$12.70	$8.97	$11.406	$14.659	$18.357	$13.039	$11.716	$11.785
Value at end of period	$16.74	$14.25	$12.70	$8.97	$11.406	$14.659	$18.357	$13.039	$11.716
Number of accumulation units outstanding at end of period	6,771	5,756	3,721	2,003	1,871	2,481	469	408	348
FRANKLIN SMALL CAP VALUE SECURITIES FUND									
(Funds were first received in this option during May 2002)									
Value at beginning of period	$14.68	$12.02	$9.22	$11.46					
Value at end of period	$15.76	$14.68	$12.02	$9.22					
Number of accumulation units outstanding at end of period	5,018	2,749	42	111					
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO									
(Funds were first received in this option during December 2004)									
Value at beginning of period	$13.81	$13.81							
Value at end of period	$13.80	$13.81							
Number of accumulation units outstanding at end of period	340	123							
ING AMERICAN CENTURY SELECT PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during April 2005)									
Value at beginning of period	$9.70								
Value at end of period	$10.15								
Number of accumulation units outstanding at end of period	7,176								
ING BARON SMALL CAP GROWTH PORTFOLIO									
(Funds were first received in this option during July 2004)									
Value at beginning of period	$14.45	$11.62							
Value at end of period	$15.31	$14.45							
Number of accumulation units outstanding at end of period	3,170	1,537							
ING DAVIS VENTURE VALUE PORTFOLIO									
(Funds were first received in this option during June 2004)									
Value at beginning of period	$17.67	$17.05							
Value at end of period	$18.12	$17.67							
Number of accumulation units outstanding at end of period	697	412							

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
ING FUNDAMENTAL RESEARCH PORTFOLIO									
(Funds were first received in this option during August 2003)									
Value at beginning of period	$8.46	$7.79	$6.90						
Value at end of period	$8.83	$8.46	$7.79						
Number of accumulation units outstanding at end of period	466	270	70						
ING JPMORGAN INTERNATIONAL PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$14.62	$12.45	$9.75	$12.054	$16.714	$21.057	$13.467	$11.456	$11.314
Value at end of period	$15.88	$14.62	$12.45	$9.75	$12.054	$16.714	$21.057	$13.467	$11.456
Number of accumulation units outstanding at end of period	481	476	98	505	503	1,108	462	313	200
ING JULIUS BAER FOREIGN PORTFOLIO									
(Funds were first received in this option during November 2005)									
Value at beginning of period	$12.61								
Value at end of period	$13.30								
Number of accumulation units outstanding at end of period	0								
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$9.22	$8.51	$6.24	$9.776	$13.244	$18.838	$12.649	$9.883	$10.007
Value at end of period	$10.14	$9.22	$8.51	$6.24	$9.776	$13.244	$18.838	$12.649	$9.883
Number of accumulation units outstanding at end of period	3,610	4,455	7,087	1,042	2,994	11,429	7,480	5,462	3,595
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$15.30	$13.73	$10.86	$15.755	$21.214	$22.794	$15.52	$12.406	$12.23
Value at end of period	$15.34	$15.30	$13.73	$10.86	$15.755	$21.214	$22.794	$15.52	$12.406
Number of accumulation units outstanding at end of period	679	835	1,999	2,413	3,331	2,742	4,032	1,074	237
ING MFS TOTAL RETURN PORTFOLIO									
(Funds were first received in this option during August 2003)									
Value at beginning of period	$13.11	$11.95	$10.96						
Value at end of period	$13.32	$13.11	$11.95						
Number of accumulation units outstanding at end of period	2,566	1,368	169						
ING OPCAP BALANCED VALUE PORTFOLIO									
(Funds were first received in this option during August 2003)									
Value at beginning of period	$13.48	$12.38	$11.06						
Value at end of period	$13.66	$13.48	$12.38						
Number of accumulation units outstanding at end of period	0	643	137						
ING OPPENHEIMER GLOBAL PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during April 2005)									
Value at beginning of period	$10.41								
Value at end of period	$12.11								
Number of accumulation units outstanding at end of period	23,465								

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO									
(Funds were first received in this option during April 2005)									
Value at beginning of period	$9.97								
Value at end of period	$10.10								
Number of accumulation units outstanding at end of period	10,608								
ING PIMCO TOTAL RETURN PORTFOLIO									
(Funds were first received in this option during August 2002)									
Value at beginning of period	$11.33	$11.00	$10.71	$10.35					
Value at end of period	$11.42	$11.33	$11.00	$10.71					
Number of accumulation units outstanding at end of period	2,532	7,999	4,202	639					
ING SOLUTION 2025 PORTFOLIO									
(Funds were first received in this option during December 2005)									
Value at beginning of period	$10.89								
Value at end of period	$10.90								
Number of accumulation units outstanding at end of period	10								
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO									
(Funds were first received in this option during April 2005)									
Value at beginning of period	$10.23								
Value at end of period	$11.43								
Number of accumulation units outstanding at end of period	12,957								
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO									
(Funds were first received in this option during January 2005)									
Value at beginning of period	$14.32								
Value at end of period	$15.04								
Number of accumulation units outstanding at end of period	33								
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$18.73	$17.25	$13.35	$17.629	$19.893	$20.16	$16.696	$13.256	$12.991
Value at end of period	$19.63	$18.73	$17.25	$13.35	$17.629	$19.893	$20.16	$16.696	$13.256
Number of accumulation units outstanding at end of period	4,376	3,745	5,379	223	559	5,083	3,215	2,748	1,649
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$9.84	$8.68	$7.04	$9.497	$12.162	$12.898	$10.535	$8.677	$8.848
Value at end of period	$10.62	$9.84	$8.68	$7.04	$9.497	$12.162	$12.898	$10.535	$8.677
Number of accumulation units outstanding at end of period	818	506	1,817	1,314	642	2,272	6,221	5,146	1,788
ING VAN KAMPEN COMSTOCK PORTFOLIO									
(Funds were first received in this option during August 2003)									
Value at beginning of period	$12.25	$10.63	$9.28						
Value at end of period	$12.51	$12.25	$10.63						
Number of accumulation units outstanding at end of period	287	97	388						

	2005	2004	2003	2002	2001	2000	1999	1998	1997
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during April 2005)									
Value at beginning of period	$10.32								
Value at end of period	$11.05								
Number of accumulation units outstanding at end of period	27,187								
ING VP BALANCED PORTFOLIO, INC.									
(Funds were first received in this option during June 1997)									
Value at beginning of period	$17.72	$16.41	$13.99	$15.797	$16.708	$17.021	$15.179	$13.15	$11.717
Value at end of period	$18.24	$17.72	$16.41	$13.99	$15.797	$16.708	$17.021	$15.179	$13.15
Number of accumulation units outstanding at end of period	3,142	2,785	894	468	3,721	4,388	113	8	459
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO									
(Funds were first received in this option during July 2000)									
Value at beginning of period	$3.59	$3.69	$2.57	$4.43	$5.826	$10.134			
Value at end of period	$3.96	$3.59	$3.69	$2.57	$4.43	$5.826			
Number of accumulation units outstanding at end of period	2,207	971	133	2,978	2,131	857			
ING VP GROWTH AND INCOME PORTFOLIO									
(Funds were first received in this option during May 1997)									
Value at beginning of period	$13.41	$12.53	$10.07	$13.603	$16.89	$19.218	$16.581	$14.672	$12.519
Value at end of period	$14.31	$13.41	$12.53	$10.07	$13.603	$16.89	$19.218	$16.581	$14.672
Number of accumulation units outstanding at end of period	7,007	7,112	10,759	1,236	10,253	12,706	4,575	2,880	3,082
ING VP GROWTH PORTFOLIO									
(Funds were first received in this option during February 1999)									
Value at beginning of period	$14.25	$13.46	$10.46	$14.918	$20.723	$23.843	$18.88		
Value at end of period	$15.38	$14.25	$13.46	$10.46	$14.918	$20.723	$23.843		
Number of accumulation units outstanding at end of period	1,354	8,045	8,072	5,414	4,067	6,817	318		
ING VP INDEX PLUS LARGECAP PORTFOLIO									
(Funds were first received in this option during April 1997)									
Value at beginning of period	$18.46	$16.92	$13.59	$17.541	$20.574	$23.006	$18.751	$14.435	$11.47
Value at end of period	$19.21	$18.46	$16.92	$13.59	$17.541	$20.574	$23.006	$18.751	$14.435
Number of accumulation units outstanding at end of period	8,968	13,198	16,186	16,377	12,543	18,316	14,317	12,423	8,665
ING VP INDEX PLUS MIDCAP PORTFOLIO									
(Funds were first received in this option during November 1998)									
Value at beginning of period	$18.73	$16.28	$12.45	$14.348	$14.731	$12.445	$10.887	$9.805	
Value at end of period	$20.55	$18.73	$16.28	$12.45	$14.348	$14.731	$12.445	$10.887	
Number of accumulation units outstanding at end of period	4,393	12,306	12,239	11,165	1,285	1,744	385	41	
ING VP INDEX PLUS SMALLCAP PORTFOLIO									
(Funds were first received in this option during November 1998)									
Value at beginning of period	$14.65	$12.16	$9.05	$10.559	$10.447	$9.637	$8.812	$8.198	
Value at end of period	$15.56	$14.65	$12.16	$9.05	$10.559	$10.447	$9.637	$8.812	
Number of accumulation units outstanding at end of period	1,157	627	390	1,406	172	22	468	49	

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
ING VP INTERMEDIATE BOND PORTFOLIO									
(Funds were first received in this option during May 1997)									
Value at beginning of period	$15.81	$15.27	$14.56	$13.611	$12.681	$11.717	$11.959	$11.203	$10.974
Value at end of period	$16.10	$15.81	$15.27	$14.56	$13.611	$12.681	$11.717	$11.959	$11.203
Number of accumulation units outstanding at end of period	9,308	8,586	9,239	8,314	4,921	7,648	36,650	59,443	279
ING VP INTERNATIONAL EQUITY PORTFOLIO									
(Funds were first received in this option during October 1999)									
Value at beginning of period			$6.24	$8.616	$11.468	$14.582	$10.019		
Value at end of period			$7.72	$6.24	$8.616	$11.468	$14.582		
Number of accumulation units outstanding at end of period			0	51	92	174	149		
ING VP INTERNATIONAL VALUE PORTFOLIO									
(Funds were first received in this option during May 2002)									
Value at beginning of period	$11.85	$10.22	$7.97	$9.86					
Value at end of period	$12.80	$11.85	$10.22	$7.97					
Number of accumulation units outstanding at end of period	2,242	1,542	432	15					
ING VP MIDCAP OPPORTUNITIES PORTFOLIO									
(Funds were first received in this option during December 2004)									
Value at beginning of period	$10.26	$10.28							
Value at end of period	$11.18	$10.26							
Number of accumulation units outstanding at end of period	97	30							
ING VP MONEY MARKET PORTFOLIO									
(Funds were first received in this option during April 1997)									
Value at beginning of period	$12.38	$12.41	$12.46	$12.418	$12.105	$11.527	$11.114	$10.676	$10.358
Value at end of period	$12.58	$12.38	$12.41	$12.46	$12.418	$12.105	$11.527	$11.114	$10.676
Number of accumulation units outstanding at end of period	16,829	20,307	20,580	18,597	17,088	11,514	5,569	13,000	8,302
ING VP NATURAL RESOURCES TRUST									
(Funds were first received in this option during April 1997)									
Value at beginning of period	$14.41	$12.96	$11.20					$12.012	$10.678
Value at end of period	$20.32	$14.41	$12.96					$9.34	$12.012
Number of accumulation units outstanding at end of period	537	537	60					0	5
ING VP REAL ESTATE PORTFOLIO									
(Funds were first received in this option during October 2004)									
Value at beginning of period	$13.88	$12.01							
Value at end of period	$15.41	$13.88							
Number of accumulation units outstanding at end of period	0	468							
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO									
(Funds were first received in this option during April 2003)									
Value at beginning of period			$6.81	$4.77					
Value at end of period			$6.99	$6.81					
Number of accumulation units outstanding at end of period			0	82					

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
ING VP SMALL COMPANY PORTFOLIO									
(Funds were first received in this option during April 2000)									
Value at beginning of period	$22.09	$19.56	$14.42	$19.024	$18.534	$21.056			
Value at end of period	$24.04	$22.09	$19.56	$14.42	$19.024	$18.534			
Number of accumulation units outstanding at end of period	5,495	7,600	7,535	6,069	4,254	14,212			
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO									
(Funds were first received in this option during June 1997)									
Value at beginning of period	$15.45	$14.49	$12.92	$13.681	$14.198	$13.723	$12.981	$12.298	$11.401
Value at end of period	$15.83	$15.45	$14.49	$12.92	$13.681	$14.198	$13.723	$12.981	$12.298
Number of accumulation units outstanding at end of period	3,337	5,870	2,876	2,236	2,683	6,774	1,546	30,755	74
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO									
(Funds were first received in this option during May 1997)									
Value at beginning of period	$15.57	$14.08	$11.47	$13.477	$15.436	$15.742	$13.946	$13.546	$11.759
Value at end of period	$16.32	$15.57	$14.08	$11.47	$13.477	$15.436	$15.742	$13.946	$13.546
Number of accumulation units outstanding at end of period	19,823	17,515	5,547	8,197	7,857	12,799	2,120	1,424	855
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO									
(Funds were first received in this option during May 1997)									
Value at beginning of period	$15.30	$14.07	$11.93	$13.357	$14.55	$14.679	$13.492	$12.906	$11.38
Value at end of period	$15.82	$15.30	$14.07	$11.93	$13.357	$14.55	$14.679	$13.492	$12.906
Number of accumulation units outstanding at end of period	10,885	9,612	4,870	5,796	5,657	14,624	870	521	641
ING VP VALUE OPPORTUNITY PORTFOLIO									
(Funds were first received in this option during December 1998)									
Value at beginning of period	$17.93	$16.49	$13.41	$18.345	$20.564	$18.904	$16.016	$15.827	
Value at end of period	$18.94	$17.93	$16.49	$13.41	$18.345	$20.564	$18.904	$16.016	
Number of accumulation units outstanding at end of period	2,281	7,192	6,566	4,993	1,796	8,401	192	88	
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO									
(Funds were first received in this option during May 2003)									
Value at beginning of period	$11.29	$10.15	$8.32						
Value at end of period	$11.50	$11.29	$10.15						
Number of accumulation units outstanding at end of period	9,976	9,718	879						
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO									
(Funds were first received in this option during July 2003)									
Value at beginning of period	$12.54	$10.24	$8.79						
Value at end of period	$13.40	$12.54	$10.24						
Number of accumulation units outstanding at end of period	7,019	8,043	799						

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
OPPENHEIMER DEVELOPING MARKETS FUND									
(Funds were first received in this option during August 2004)									
Value at beginning of period	$28.73	$21.93							
Value at end of period	$40.05	$28.73							
Number of accumulation units outstanding at end of period	979	1,423							
PAX WORLD BALANCED FUND, INC.									
(Funds were first received in this option during January 2005)									
Value at beginning of period	$10.34								
Value at end of period	$10.96								
Number of accumulation units outstanding at end of period	1,216								
PIMCO VIT REAL RETURN PORTFOLIO									
(Funds were first received in this option during May 2005)									
Value at beginning of period	$10.84								
Value at end of period	$10.86								
Number of accumulation units outstanding at end of period	922								
PIONEER EQUITY INCOME VCT PORTFOLIO									
(Funds were first received in this option during August 2002)									
Value at beginning of period	$11.10	$9.66	$7.98	$8.35					
Value at end of period	$11.58	$11.10	$9.66	$7.98					
Number of accumulation units outstanding at end of period	3,834	3,199	631	65					
PIONEER MID CAP VALUE VCT PORTFOLIO									
(Funds were first received in this option during February 2003)									
Value at beginning of period	$14.28	$11.84	$8.17						
Value at end of period	$15.20	$14.28	$11.84						
Number of accumulation units outstanding at end of period	5,657	4,805	886						
TEMPLETON GLOBAL BOND FUND									
(Funds were first received in this option during October 2004)									
Value at beginning of period	$11.61	$10.65							
Value at end of period	$11.10	$11.61							
Number of accumulation units outstanding at end of period	599	1,853							
THE GROWTH FUND OF AMERICA®									
(Funds were first received in this option during July 2004)									
Value at beginning of period	$10.81	$9.71							
Value at end of period	$12.19	$10.81							
Number of accumulation units outstanding at end of period	954	547							
WANGER U.S. SMALLER COMPANIES									
(Funds were first received in this option during April 2005)									
Value at beginning of period	$10.97								
Value at end of period	$12.71								
Number of accumulation units outstanding at end of period	186								

TABLE XXVIII

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS ISSUED SINCE 1996
WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.40%
(Selected data for accumulation units outstanding throughout each period)

	2005	2004	2003	2002	2001	2000	1999	1998
AIM V.I. CAPITAL APPRECIATION FUND								
(Funds were first received in this option during February 2000)								
Value at beginning of period	$9.15	$8.70	$6.81	$9.131	$12.07	$14.449		
Value at end of period	$9.82	$9.15	$8.70	$6.81	$9.131	$12.07		
Number of accumulation units outstanding at end of period	9,557	14,390	12,366	14,842	10,570	4,731		
AIM V.I. CORE EQUITY FUND								
(Funds were first received in this option during February 2000)								
Value at beginning of period	$8.23	$7.66	$6.25	$7.503	$9.862	$11.707		
Value at end of period	$8.55	$8.23	$7.66	$6.25	$7.503	$9.862		
Number of accumulation units outstanding at end of period	12,724	22,296	22,662	24,026	16,420	5,051		
AIM V.I. GROWTH FUND								
(Funds were first received in this option during November 1999)								
Value at beginning of period	$5.79	$5.43	$4.19	$6.163	$9.453	$12.056	$10.959	
Value at end of period	$6.14	$5.79	$5.43	$4.19	$6.163	$9.453	$12.056	
Number of accumulation units outstanding at end of period	8,782	24,266	28,201	22,780	10,441	2,382	3	
AIM V.I. PREMIER EQUITY FUND								
(Funds were first received in this option during August 1999)								
Value at beginning of period	$7.38	$7.07	$5.74	$8.341	$9.675	$11.494	$10.003	
Value at end of period	$7.69	$7.38	$7.07	$5.74	$8.341	$9.675	$11.486	
Number of accumulation units outstanding at end of period	15,046	16,723	13,707	10,687	4,552	1,954	507	
CALVERT SOCIAL BALANCED PORTFOLIO								
(Funds were first received in this option during February 1999)								
Value at beginning of period	$15.61	$14.62	$12.43	$14.346	$15.634	$16.366	$14.95	
Value at end of period	$16.26	$15.61	$14.62	$12.43	$14.346	$15.634	$16.366	
Number of accumulation units outstanding at end of period	17,408	14,456	14,376	9,985	4,471	1,624	508	
EUROPACIFIC GROWTH FUND®								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$11.44	$9.98						
Value at end of period	$13.65	$11.44						
Number of accumulation units outstanding at end of period	7,223	2,666						
EVERGREEN SPECIAL VALUES FUND								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$18.07	$16.03						
Value at end of period	$19.68	$18.07						
Number of accumulation units outstanding at end of period	6,052	3,377						
FIDELITY® VIP CONTRAFUND® PORTFOLIO								
(Funds were first received in this option during April 1998)								
Value at beginning of period	$22.14	$19.45	$15.35	$17.173	$19.846	$21.552	$17.59	$15.738
Value at end of period	$25.53	$22.14	$19.45	$15.35	$17.173	$19.846	$21.552	$17.59
Number of accumulation units outstanding at end of period	49,670	48,132	40,920	32,586	24,304	9,052	3,062	1,990

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998
FIDELITY® VIP EQUITY-INCOME PORTFOLIO								
(Funds were first received in this option during May 1998)								
Value at beginning of period	$18.24	$16.59	$12.91	$15.76	$16.817	$15.729	$15.001	$15.124
Value at end of period	$19.05	$18.24	$16.59	$12.91	$15.76	$16.817	$15.729	$15.001
Number of accumulation units outstanding at end of period	43,295	58,807	61,026	41,444	18,022	1,913	1,189	2,077
FIDELITY® VIP GROWTH PORTFOLIO								
(Funds were first received in this option during May 1998)								
Value at beginning of period	$15.39	$15.09	$11.52	$16.718	$20.589	$23.453	$17.305	$14.386
Value at end of period	$16.05	$15.39	$15.09	$11.52	$16.718	$20.589	$23.453	$17.305
Number of accumulation units outstanding at end of period	39,799	74,235	76,228	67,276	51,222	10,224	6,554	4,116
FIDELITY® VIP OVERSEAS PORTFOLIO								
(Funds were first received in this option during May 1998)								
Value at beginning of period	$14.12	$12.60	$8.92	$11.341	$14.591	$18.291	$13.005	$13.828
Value at end of period	$16.58	$14.12	$12.60	$8.92	$11.341	$14.591	$18.291	$13.005
Number of accumulation units outstanding at end of period	5,314	6,900	4,455	3,642	2,208	626	156	113
FRANKLIN SMALL CAP VALUE SECURITIES FUND								
(Funds were first received in this option during February 2002)								
Value at beginning of period	$14.63	$11.99	$9.20	$10.23				
Value at end of period	$15.69	$14.63	$11.99	$9.20				
Number of accumulation units outstanding at end of period	6,764	5,835	1,647	376				
ING ALLIANCEBERNSTEIN MID CAP GROWTH PORTFOLIO								
(Funds were first received in this option during October 2005)								
Value at beginning of period	$11.80							
Value at end of period	$12.46							
Number of accumulation units outstanding at end of period	13							
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$13.77	$12.69	$9.80	$12.30				
Value at end of period	$13.75	$13.77	$12.69	$9.80				
Number of accumulation units outstanding at end of period	1,469	1,395	974	80				
ING AMERICAN CENTURY SELECT PORTFOLIO (INITIAL CLASS)								
(Funds were first received in this option during April 2005)								
Value at beginning of period	$9.70							
Value at end of period	$10.15							
Number of accumulation units outstanding at end of period	22,031							
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO								
(Funds were first received in this option during September 2002)								
Value at beginning of period	$12.91	$10.79	$8.07	$8.29				
Value at end of period	$13.73	$12.91	$10.79	$8.07				
Number of accumulation units outstanding at end of period	8,063	6,038	3,999	2,784				

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998
ING BARON SMALL CAP GROWTH PORTFOLIO								
(Funds were first received in this option during October 2002)								
Value at beginning of period	$14.41	$11.42	$8.68	$7.86				
Value at end of period	$15.25	$14.41	$11.42	$8.68				
Number of accumulation units outstanding at end of period	5,417	4,659	2,488	1,267				
ING DAVIS VENTURE VALUE PORTFOLIO								
(Funds were first received in this option during January 2003)								
Value at beginning of period	$17.62	$16.48	$12.46					
Value at end of period	$18.05	$17.62	$16.48					
Number of accumulation units outstanding at end of period	694	1,012	612					
ING EVERGREEN HEALTH SCIENCES PORTFOLIO								
(Funds were first received in this option during October 2005)								
Value at beginning of period	$10.72							
Value at end of period	$11.19							
Number of accumulation units outstanding at end of period	206							
ING FUNDAMENTAL RESEARCH PORTFOLIO								
(Funds were first received in this option during September 2002)								
Value at beginning of period	$8.43	$7.78	$6.19	$6.33				
Value at end of period	$8.79	$8.43	$7.78	$6.19				
Number of accumulation units outstanding at end of period	195	876	359	100				
ING GOLDMAN SACHS® STRUCTURED EQUITY PORTFOLIO								
(Funds were first received in this option during October 2002)								
Value at beginning of period	$10.78	$10.05	$8.25	$7.46				
Value at end of period	$10.83	$10.78	$10.05	$8.25				
Number of accumulation units outstanding at end of period	1,333	840	534	67				
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO								
(Funds were first received in this option during May 2005)								
Value at beginning of period	$9.79							
Value at end of period	$13.39							
Number of accumulation units outstanding at end of period	2,382							
ING JPMORGAN INTERNATIONAL PORTFOLIO								
(Funds were first received in this option during May 1998)								
Value at beginning of period	$14.49	$12.36	$9.68	$11.986	$16.636	$20.981	$13.431	$13.542
Value at end of period	$15.72	$14.49	$12.36	$9.68	$11.986	$16.636	$20.981	$13.431
Number of accumulation units outstanding at end of period	4,815	7,761	5,543	5,015	4,501	1,838	182	125
ING JPMORGAN MID CAP VALUE PORTFOLIO								
(Funds were first received in this option during July 2002)								
Value at beginning of period	$13.97	$11.75	$9.16	$8.89				
Value at end of period	$14.94	$13.97	$11.75	$9.16				
Number of accumulation units outstanding at end of period	3,745	2,996	450	56				

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998
ING JPMORGAN SMALL CAP EQUITY PORTFOLIO								
(Funds were first received in this option during July 2005)								
Value at beginning of period	$11.60							
Value at end of period	$11.28							
Number of accumulation units outstanding at end of period	20							
ING JULIUS BAER FOREIGN PORTFOLIO								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$11.67	$9.75						
Value at end of period	$13.28	$11.67						
Number of accumulation units outstanding at end of period	843	17						
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO								
(Funds were first received in this option during May 1998)								
Value at beginning of period	$9.14	$8.45	$6.20	$9.721	$13.182	$18.77	$12.616	$11.707
Value at end of period	$10.05	$9.14	$8.45	$6.20	$9.721	$13.182	$18.77	$12.616
Number of accumulation units outstanding at end of period	22,542	28,925	22,622	23,926	20,142	3,932	1,615	928
ING LEGG MASON VALUE PORTFOLIO								
(Funds were first received in this option during October 2005)								
Value at beginning of period	$10.64							
Value at end of period	$11.47							
Number of accumulation units outstanding at end of period	2,035							
ING MARSICO GROWTH PORTFOLIO								
(Funds were first received in this option during October 2005)								
Value at beginning of period	$10.64							
Value at end of period	$11.37							
Number of accumulation units outstanding at end of period	2							
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during July 2005)								
Value at beginning of period	$10.58							
Value at end of period	$12.42							
Number of accumulation units outstanding at end of period	16							
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during May 1998)								
Value at beginning of period	$15.17	$13.63	$10.79	$15.667	$21.116	$22.712	$15.479	$14.631
Value at end of period	$15.19	$15.17	$13.63	$10.79	$15.667	$21.116	$22.712	$15.479
Number of accumulation units outstanding at end of period	17,320	24,275	18	13,651	10,076	1,603	95	46
ING MFS TOTAL RETURN PORTFOLIO								
(Funds were first received in this option during October 2003)								
Value at beginning of period	$13.09	$11.95	$11.38					
Value at end of period	$13.28	$13.09	$11.95					
Number of accumulation units outstanding at end of period	13,468	13,581	1,227					

	2005	2004	2003	2002	2001	2000	1999	1998
ING OPCAP BALANCED VALUE PORTFOLIO								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$13.44	$12.35	$9.61	$11.10				
Value at end of period	$13.61	$13.44	$12.35	$9.61				
Number of accumulation units outstanding at end of period	1,611	2,355	940	106				
ING OPPENHEIMER GLOBAL PORTFOLIO (INITIAL CLASS)								
(Funds were first received in this option during April 2005)								
Value at beginning of period	$10.15							
Value at end of period	$12.25							
Number of accumulation units outstanding at end of period	111,964							
ING OPPENHEIMER MAIN STREET PORTFOLIO®								
(Funds were first received in this option during October 2005)								
Value at beginning of period	$10.30							
Value at end of period	$10.97							
Number of accumulation units outstanding at end of period	951							
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO								
(Funds were first received in this option during April 2005)								
Value at beginning of period	$10.02							
Value at end of period	$10.13							
Number of accumulation units outstanding at end of period	34,808							
ING PIMCO HIGH YIELD PORTFOLIO								
(Funds were first received in this option during May 2005)								
Value at beginning of period	$9.94							
Value at end of period	$10.47							
Number of accumulation units outstanding at end of period	524							
ING PIMCO TOTAL RETURN PORTFOLIO								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$11.30	$10.98	$10.70	$10.11				
Value at end of period	$11.38	$11.30	$10.98	$10.70				
Number of accumulation units outstanding at end of period	15,112	21,365	7,014	2,706				
ING SOLUTION 2015 PORTFOLIO								
(Funds were first received in this option during July 2005)								
Value at beginning of period	$10.42							
Value at end of period	$10.67							
Number of accumulation units outstanding at end of period	1,024							
ING SOLUTION 2025 PORTFOLIO								
(Funds were first received in this option during September 2005)								
Value at beginning of period	$10.60							
Value at end of period	$10.90							
Number of accumulation units outstanding at end of period	408							

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998
ING SOLUTION 2035 PORTFOLIO								
(Funds were first received in this option during September 2005)								
Value at beginning of period	$10.87							
Value at end of period	$11.06							
Number of accumulation units outstanding at end of period	1,309							
ING SOLUTION 2045 PORTFOLIO								
(Funds were first received in this option during August 2005)								
Value at beginning of period	$10.72							
Value at end of period	$11.26							
Number of accumulation units outstanding at end of period	153							
ING SOLUTION INCOME PORTFOLIO								
(Funds were first received in this option during December 2005)								
Value at beginning of period	$10.31							
Value at end of period	$10.29							
Number of accumulation units outstanding at end of period	4							
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO								
(Funds were first received in this option during October 2005)								
Value at beginning of period	$10.27							
Value at end of period	$10.92							
Number of accumulation units outstanding at end of period	2,265							
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO								
(Funds were first received in this option during April 2005)								
Value at beginning of period	$9.93							
Value at end of period	$11.56							
Number of accumulation units outstanding at end of period	64,144							
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO								
(Funds were first received in this option during July 2003)								
Value at beginning of period	$14.64	$12.92	$11.34					
Value at end of period	$15.00	$14.64	$12.92					
Number of accumulation units outstanding at end of period	4,525	5,058	59					
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO								
(Funds were first received in this option during May 1998)								
Value at beginning of period	$18.57	$17.12	$13.26	$17.53	$19.801	$20.086	$16.652	$15.19
Value at end of period	$19.45	$18.57	$17.12	$13.26	$17.53	$19.801	$20.086	$16.652
Number of accumulation units outstanding at end of period	17,981	22,725	19,593	19,639	11,447	2,103	2,478	1,525
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO								
(Funds were first received in this option during May 1998)								
Value at beginning of period	$9.75	$8.62	$6.99	$9.443	$12.105	$12.851	$10.507	$9.977
Value at end of period	$10.52	$9.75	$8.62	$6.99	$9.443	$12.105	$12.851	$10.507
Number of accumulation units outstanding at end of period	8,118	7,714	5,696	7,524	6,502	3,599	406	220

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998
ING VAN KAMPEN COMSTOCK PORTFOLIO								
(Funds were first received in this option during August 2002)								
Value at beginning of period	$12.21	$10.61	$8.30	$8.42				
Value at end of period	$12.46	$12.21	$10.61	$8.30				
Number of accumulation units outstanding at end of period	2,307	3,282	1,449	382				
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (INITIAL CLASS)								
(Funds were first received in this option during April 2005)								
Value at beginning of period	$10.19							
Value at end of period	$11.17							
Number of accumulation units outstanding at end of period	79,254							
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO								
(Funds were first received in this option during July 2005)								
Value at beginning of period	$10.61							
Value at end of period	$11.03							
Number of accumulation units outstanding at end of period	394							
ING VP BALANCED PORTFOLIO, INC.								
(Funds were first received in this option during May 1998)								
Value at beginning of period	$17.57	$16.28	$13.89	$15.708	$16.631	$16.96	$15.139	$14.278
Value at end of period	$18.06	$17.57	$16.28	$13.89	$15.708	$16.631	$16.96	$15.139
Number of accumulation units outstanding at end of period	20,839	27,060	25,464	22,210	11,109	3,655	1,122	533
ING VP FINANCIAL SERVICES PORTFOLIO								
(Funds were first received in this option during March 2005)								
Value at beginning of period	$10.42							
Value at end of period	$11.80							
Number of accumulation units outstanding at end of period	172							
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO								
(Funds were first received in this option during July 2000)								
Value at beginning of period	$3.58	$3.67	$2.56	$4.422	$5.822	$10.067		
Value at end of period	$3.94	$3.58	$3.67	$2.56	$4.422	$5.822		
Number of accumulation units outstanding at end of period	17,252	30,281	20,643	16,998	9,124	2,174		
ING VP GROWTH AND INCOME PORTFOLIO								
(Funds were first received in this option during April 1998)								
Value at beginning of period	$13.29	$12.44	$10.00	$13.526	$16.812	$19.148	$16.537	$16.562
Value at end of period	$14.18	$13.29	$12.44	$10.00	$13.526	$16.812	$19.148	$16.537
Number of accumulation units outstanding at end of period	42,868	33,486	40,201	50,158	43,851	23,600	2,977	934
ING VP GROWTH PORTFOLIO								
(Funds were first received in this option during May 1998)								
Value at beginning of period	$14.14	$13.37	$10.40	$14.847	$20.646	$23.778	$17.865	$15.724
Value at end of period	$15.25	$14.14	$13.37	$10.40	$14.847	$20.646	$23.778	$17.865
Number of accumulation units outstanding at end of period	9,274	13,958	13,147	12,192	8,808	2,989	746	211

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998
ING VP INDEX PLUS LARGECAP PORTFOLIO								
(Funds were first received in this option during May 1998)								
Value at beginning of period	$18.31	$16.79	$13.50	$17.448	$20.486	$22.93	$18.708	$16.556
Value at end of period	$19.03	$18.31	$16.79	$13.50	$17.448	$20.486	$22.93	$18.708
Number of accumulation units outstanding at end of period	34,402	65,982	63,684	57,597	41,188	9,814	1,399	173
ING VP INDEX PLUS MIDCAP PORTFOLIO								
(Funds were first received in this option during February 2000)								
Value at beginning of period	$18.61	$16.18	$12.39	$14.295	$14.692	$12.564		
Value at end of period	$20.39	$18.61	$16.18	$12.39	$14.295	$14.692		
Number of accumulation units outstanding at end of period	34,836	50,146	40,269	29,652	10,547	1,017		
ING VP INDEX PLUS SMALLCAP PORTFOLIO								
(Funds were first received in this option during February 2000)								
Value at beginning of period	$14.55	$12.09	$9.00	$10.52	$10.419	$9.746		
Value at end of period	$15.44	$14.55	$12.09	$9.00	$10.52	$10.419		
Number of accumulation units outstanding at end of period	18,033	21,398	21,695	15,568	7,760	2,255		
ING VP INTERMEDIATE BOND PORTFOLIO								
(Funds were first received in this option during May 1998)								
Value at beginning of period	$15.67	$15.16	$14.46	$13.535	$12.623	$11.674	$11.927	$11.423
Value at end of period	$15.94	$15.67	$15.16	$14.46	$13.535	$12.623	$11.674	$11.927
Number of accumulation units outstanding at end of period	37,577	36,295	35,550	25,842	10,134	3,130	324	189
ING VP INTERNATIONAL EQUITY PORTFOLIO								
(Funds were first received in this option during July 1999)								
Value at beginning of period	$9.34	$8.08	$6.21	$8.584	$11.437	$14.557	$10.925	
Value at end of period	$10.76	$9.34	$8.08	$6.21	$8.584	$11.437	$14.557	
Number of accumulation units outstanding at end of period	3,833	6,565	5,218	4,758	3,041	423	21	
ING VP INTERNATIONAL VALUE PORTFOLIO								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$11.80	$10.20	$7.96	$9.87				
Value at end of period	$12.74	$11.80	$10.20	$7.96				
Number of accumulation units outstanding at end of period	4,836	5,530	1,188	221				
ING VP MIDCAP OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during September 2002)								
Value at beginning of period	$10.23	$9.30	$6.90	$6.99				
Value at end of period	$11.13	$10.23	$9.30	$6.90				
Number of accumulation units outstanding at end of period	2,563	2,401	738	27				
ING VP MONEY MARKET PORTFOLIO								
(Funds were first received in this option during May 1998)								
Value at beginning of period	$12.27	$12.31	$12.37	$12.348	$12.049	$11.485	$11.084	$10.821
Value at end of period	$12.46	$12.27	$12.31	$12.37	$12.348	$12.049	$11.485	$11.084
Number of accumulation units outstanding at end of period	38,256	45,730	54,737	44,831	28,987	6,042	441	161
ING VP NATURAL RESOURCES TRUST								
(Funds were first received in this option during April 2001)								
Value at beginning of period	$14.29	$12.86	$9.99	$10.348	$11.955			
Value at end of period	$20.12	$14.29	$12.86	$9.99	$10.348			
Number of accumulation units outstanding at end of period	7,783	1,128	141	112	82			

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998
ING VP REAL ESTATE PORTFOLIO								
(Funds were first received in this option during August 2004)								
Value at beginning of period	$13.87	$11.46						
Value at end of period	$15.39	$13.87						
Number of accumulation units outstanding at end of period	5,015	1,376						
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during October 2002)								
Value at beginning of period	$7.38	$6.80	$4.97	$4.83				
Value at end of period	$7.94	$7.38	$6.80	$4.97				
Number of accumulation units outstanding at end of period	2,419	3,100	2,828	95				
ING VP SMALL COMPANY PORTFOLIO								
(Funds were first received in this option during September 1998)								
Value at beginning of period	$21.92	$19.43	$14.33	$18.935	$18.465	$17.545	$13.598	$11.872
Value at end of period	$23.83	$21.92	$19.43	$14.33	$18.935	$18.465	$17.545	$13.598
Number of accumulation units outstanding at end of period	15,742	26,280	22,131	16,365	8,634	2,612	283	72
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO								
(Funds were first received in this option during March 1999)								
Value at beginning of period	$15.31	$14.38	$12.83	$13.604	$14.132	$13.673	$12.666	
Value at end of period	$15.68	$15.31	$14.38	$12.83	$13.604	$14.132	$13.673	
Number of accumulation units outstanding at end of period	7,707	6,277	7,472	4,846	2,548	1,038	125	
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO								
(Funds were first received in this option during May 1998)								
Value at beginning of period	$15.43	$13.97	$11.40	$13.401	$15.365	$15.685	$13.91	$14.731
Value at end of period	$16.16	$15.43	$13.97	$11.40	$13.401	$15.365	$15.685	$13.91
Number of accumulation units outstanding at end of period	11,524	22,433	11,677	8,357	5,179	3,008	457	136
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO								
(Funds were first received in this option during May 1998)								
Value at beginning of period	$15.17	$13.96	$11.85	$13.282	$14.483	$14.625	$13.457	$13.846
Value at end of period	$15.67	$15.17	$13.96	$11.85	$13.282	$14.483	$14.625	$13.457
Number of accumulation units outstanding at end of period	18,722	17,915	25,055	16,363	11,787	4,151	1,479	501
ING VP VALUE OPPORTUNITY PORTFOLIO								
(Funds were first received in this option during May 1998)								
Value at beginning of period	$17.79	$16.38	$13.33	$18.258	$20.488	$18.852	$15.988	$15.181
Value at end of period	$18.78	$17.79	$16.38	$13.33	$18.258	$20.488	$18.852	$15.988
Number of accumulation units outstanding at end of period	12,499	15,602	19,927	13,590	5,534	1,417	136	39
JANUS ASPEN BALANCED PORTFOLIO								
(Funds were first received in this option during May 1998)								
Value at beginning of period	$22.20	$20.74	$18.44	$19.991	$21.276	$22.067	$17.654	$15.102
Value at end of period	$23.63	$22.20	$20.74	$18.44	$19.991	$21.276	$22.067	$17.654
Number of accumulation units outstanding at end of period	58	56,850	56,454	58,868	46,953	23,489	1,224	564

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998
JANUS ASPEN LARGE CAP GROWTH PORTFOLIO								
Value at beginning of period	$15.15	$15.15	$14.70	$11.31	$15.612	$21.038	$24.966	$17.584
Value at end of period	$15.58	$30.00	$26.00	$29.00	$24.00	$6.00	$3.00	$2.00
Number of accumulation units outstanding at end of period	5	30,588	26,960	29,468	24,527	6,689	3,143	2,368
JANUS ASPEN MID CAP GROWTH PORTFOLIO								
Value at beginning of period	$14.03	$14.03	$11.78	$8.84	$12.444	$20.845	$31.003	$13.948
Value at end of period	$15.54	$78.00	$81.00	$80.00	$61.00	$18.00	$2.00	$1.00
Number of accumulation units outstanding at end of period	194	78,427	81,861	80,916	61,718	18,685	2,357	1,441
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO								
Value at beginning of period	$11.25	$11.25	$10.12	$7.84	$9.696			
Value at end of period	$11.45	$31.00	$15.00	$2.00	$60.00			
Number of accumulation units outstanding at end of period	35,204	31,921	15,854	2,197	60			
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO								
Value at beginning of period	$12.50	$12.50	$10.22	$8.30				
Value at end of period	$13.34	$14.00	$10.00	$1.00				
Number of accumulation units outstanding at end of period	16,699	14,769	10,530	1,689				
NEW PERSPECTIVE FUND®								
(Funds were first received in this option during August 2004)								
Value at beginning of period	$11.31	$9.87						
Value at end of period	$12.41	$11.31						
Number of accumulation units outstanding at end of period	3,144	557						
OPPENHEIMER DEVELOPING MARKETS FUND								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$28.60	$21.38						
Value at end of period	$39.84	$28.60						
Number of accumulation units outstanding at end of period	4,372	1,040						
OPPENHEIMER GLOBAL SECURITIES FUND/VA								
(Funds were first received in this option during July 1998)								
Value at beginning of period	$17.89	$15.22	$10.79	$14.059	$16.21	$15.641	$10.008	$10.041
Value at end of period	$20.17	$17.89	$15.22	$10.79	$14.059	$16.21	$15.641	$10.008
Number of accumulation units outstanding at end of period	212	55,453	44,561	24,847	8,512	1,536	31	14
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA								
(Funds were first received in this option during July 2005)								
Value at beginning of period	$11.40							
Value at end of period	$11.71							
Number of accumulation units outstanding at end of period	44							
PAX WORLD BALANCED FUND, INC.								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$10.49	$9.53						
Value at end of period	$10.91	$10.49						
Number of accumulation units outstanding at end of period	3,504	3,534						

	2005	2004	2003	2002	2001	2000	1999	1998
PIMCO VIT REAL RETURN PORTFOLIO								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$10.77	$10.24						
Value at end of period	$10.84	$10.77						
Number of accumulation units outstanding at end of period	4,040	1,184						
PIONEER EQUITY INCOME VCT PORTFOLIO								
(Funds were first received in this option during September 2001)								
Value at beginning of period	$11.06	$9.64	$7.97	$9.603	$9.055			
Value at end of period	$11.53	$11.06	$9.64	$7.97	$9.603			
Number of accumulation units outstanding at end of period	9,702	3,626	2,254	569	63			
PIONEER FUND VCT PORTFOLIO								
(Funds were first received in this option during September 2001)								
Value at beginning of period	$10.06	$9.17	$7.52	$9.414	$8.475			
Value at end of period	$10.54	$10.06	$9.17	$7.52	$9.414			
Number of accumulation units outstanding at end of period	692	145	657	18	3			
PIONEER HIGH YIELD VCT PORTFOLIO								
(Funds were first received in this option during September 2004)								
Value at beginning of period	$10.64	$10.30						
Value at end of period	$10.69	$10.64						
Number of accumulation units outstanding at end of period	2,009	1,189						
PIONEER MID CAP VALUE VCT PORTFOLIO								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$14.23	$11.81	$8.72	$10.52				
Value at end of period	$15.14	$14.23	$11.81	$8.72				
Number of accumulation units outstanding at end of period	11,499	8,140	4,470	109				
TEMPLETON GLOBAL BOND FUND								
(Funds were first received in this option during August 2004)								
Value at beginning of period	$11.60	$10.09						
Value at end of period	$11.09	$11.60						
Number of accumulation units outstanding at end of period	3,082	1,202						
THE GROWTH FUND OF AMERICA®								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$10.81	$10.13						
Value at end of period	$12.17	$10.81						
Number of accumulation units outstanding at end of period	10,987	4,306						
WANGER SELECT								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$11.40	$9.92						
Value at end of period	$12.42	$11.40						
Number of accumulation units outstanding at end of period	1,281	133						

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998
WANGER U.S. SMALLER COMPANIES								
(Funds were first received in this option during August 2004)								
Value at beginning of period	$11.56	$9.90						
Value at end of period	$12.68	$11.56						
Number of accumulation units outstanding at end of period	4,360	10						
WASHINGTON MUTUAL INVESTORS FUND[SM]								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$10.80	$10.02						
Value at end of period	$11.03	$10.80						
Number of accumulation units outstanding at end of period	10,000	1,766						

TABLE XXIX

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS ISSUED SINCE 1996
WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.50%
(Selected data for accumulation units outstanding throughout each period)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
AIM V.I. CAPITAL APPRECIATION FUND										
(Funds were first received in this option during January 2000)										
Value at beginning of period	$9.09	$8.66	$6.79	$9.106	$12.05	$14.116				
Value at end of period	$9.75	$9.09	$8.66	$6.79	$9.106	$12.05				
Number of accumulation units outstanding at end of period	1,301	11,909	7,895	4,963	2,667	1,233				
AIM V.I. CORE EQUITY FUND										
(Funds were first received in this option during October 1999)										
Value at beginning of period	$8.19	$7.63	$6.22	$7.483	$9.845	$11.695	$9.55			
Value at end of period	$8.49	$8.19	$7.63	$6.22	$7.483	$9.845	$11.695			
Number of accumulation units outstanding at end of period	3,561	13,407	6,078	4,301	3,567	3,046	22			
AIM V.I. GROWTH FUND										
(Funds were first received in this option during July 1999)										
Value at beginning of period	$5.76	$5.40	$4.18	$6.146	$9.437	$12.048	$9.898			
Value at end of period	$6.10	$5.76	$5.40	$4.18	$6.146	$9.437	$12.048			
Number of accumulation units outstanding at end of period	2,307	10,115	3,623	2,014	905	343	135			
AIM V.I. PREMIER EQUITY FUND										
(Funds were first received in this option during November 1999)										
Value at beginning of period	$7.34	$7.04	$5.71	$8.318	$9.658	$11.486	$10.442			
Value at end of period	$7.64	$7.34	$7.04	$5.71	$8.318	$9.658	$11.502			
Number of accumulation units outstanding at end of period	2,930	3,819	3,091	2,096	1,183	588	67			

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
CALVERT SOCIAL BALANCED PORTFOLIO										
(Funds were first received in this option during January 1997)										
Value at beginning of period	$15.48	$14.51	$12.35	$14.265	$15.562	$16.306	$14.749	$12.877	$10.955	
Value at end of period	$16.11	$15.48	$14.51	$12.35	$14.265	$15.562	$16.306	$14.749	$12.877	
Number of accumulation units outstanding at end of period	253	2,059	720	1,029	371	148	3,026	1,709	1,007	
EUROPACIFIC GROWTH FUND®										
(Funds were first received in this option during December 2004)										
Value at beginning of period	$11.43	$11.43								
Value at end of period	$13.63	$11.43								
Number of accumulation units outstanding at end of period	454	3								
EVERGREEN SPECIAL VALUES FUND										
(Funds were first received in this option during August 2004)										
Value at beginning of period	$17.99	$15.35								
Value at end of period	$19.58	$17.99								
Number of accumulation units outstanding at end of period	26	83								
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
(Funds were first received in this option during January 1997)										
Value at beginning of period	$21.95	$19.30	$15.25	$17.076	$19.755	$21.474	$17.543	$13.701	$11.436	
Value at end of period	$25.29	$21.95	$19.30	$15.25	$17.076	$19.755	$21.474	$17.543	$13.701	
Number of accumulation units outstanding at end of period	13,836	20,847	15,543	11,482	9,811	11,468	14,452	11,751	8,704	
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
(Funds were first received in this option during January 1997)										
Value at beginning of period	$18.09	$16.46	$12.82	$15.672	$16.74	$15.672	$14.961	$13.606	$10.905	
Value at end of period	$18.86	$18.09	$16.46	$12.82	$15.672	$16.74	$15.672	$14.961	$13.606	
Number of accumulation units outstanding at end of period	6,966	9,873	9,402	7,109	4,805	4,922	11,235	9,414	9,207	
FIDELITY® VIP GROWTH PORTFOLIO										
(Funds were first received in this option during January 1997)										
Value at beginning of period	$15.25	$14.98	$11.45	$16.624	$20.494	$23.368	$17.259	$12.56	$10.537	
Value at end of period	$15.90	$15.25	$14.98	$11.45	$16.624	$20.494	$23.368	$17.259	$12.56	
Number of accumulation units outstanding at end of period	9,970	18,809	17,712	13,681	4,427	5,157	30,213	12,956	2,793	
FIDELITY® VIP OVERSEAS PORTFOLIO										
(Funds were first received in this option during January 1997)										
Value at beginning of period	$14.00	$12.51	$8.86	$11.278	$14.523	$18.224	$12.971	$11.678	$10.566	
Value at end of period	$16.42	$14.00	$12.51	$8.86	$11.278	$14.523	$18.224	$12.971	$11.678	
Number of accumulation units outstanding at end of period	554	1,862	3,208	929	37	28	956	468	107	
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
(Funds were first received in this option during August 2001)										
Value at beginning of period	$14.58	$11.96	$9.19	$10.282	$9.925					
Value at end of period	$15.62	$14.58	$11.96	$9.19	$10.282					
Number of accumulation units outstanding at end of period	683	1,132	123	244	17					

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO										
(Funds were first received in this option during March 2003)										
Value at beginning of period	$13.72	$12.66	$9.61							
Value at end of period	$13.69	$13.72	$12.66							
Number of accumulation units outstanding at end of period	0	80	251							
ING AMERICAN CENTURY SELECT PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$9.69									
Value at end of period	$10.14									
Number of accumulation units outstanding at end of period	7,312									
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during June 2003)										
Value at beginning of period	$12.87	$10.77	$9.11							
Value at end of period	$13.68	$12.87	$10.77							
Number of accumulation units outstanding at end of period	54	46	174							
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Funds were first received in this option during January 2003)										
Value at beginning of period	$14.37	$11.40	$8.72							
Value at end of period	$15.20	$14.37	$11.40							
Number of accumulation units outstanding at end of period	4	1,075	533							
ING DAVIS VENTURE VALUE PORTFOLIO										
(Funds were first received in this option during November 2002)										
Value at beginning of period	$17.56	$16.44	$11.86	$12.83						
Value at end of period	$17.98	$17.56	$16.44	$11.86						
Number of accumulation units outstanding at end of period	0	451	276	5						
ING FUNDAMENTAL RESEARCH PORTFOLIO										
(Funds were first received in this option during June 2003)										
Value at beginning of period	$8.41	$7.76	$7.09							
Value at end of period	$8.75	$8.41	$7.76							
Number of accumulation units outstanding at end of period	0	92	72							
ING GOLDMAN SACHS® STRUCTURED EQUITY PORTFOLIO										
(Funds were first received in this option during March 2003)										
Value at beginning of period	$10.75	$10.03	$7.77							
Value at end of period	$10.79	$10.75	$10.03							
Number of accumulation units outstanding at end of period	119	774	475							
ING JPMORGAN INTERNATIONAL PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$14.37	$12.27	$9.62	$11.919	$16.559	$20.905	$13.396	$11.418	$11.279	
Value at end of period	$15.57	$14.37	$12.27	$9.62	$11.919	$16.559	$20.905	$13.396	$11.418	
Number of accumulation units outstanding at end of period	1,973	3,061	3,713	2,929	2,880	2,838	3,469	3,208	2,665	

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during November 2002)										
Value at beginning of period	$13.93	$11.73	$9.15	$9.36						
Value at end of period	$14.89	$13.93	$11.73	$9.15						
Number of accumulation units outstanding at end of period	0	1,297	377	10						
ING JULIUS BAER FOREIGN PORTFOLIO										
(Funds were first received in this option during June 2004)										
Value at beginning of period	$11.66	$9.80								
Value at end of period	$13.25	$11.66								
Number of accumulation units outstanding at end of period	451	402								
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$9.06	$8.39	$6.16	$9.666	$13.121	$18.702	$12.582	$9.85	$9.976	
Value at end of period	$9.95	$9.06	$8.39	$6.16	$9.666	$13.121	$18.702	$12.582	$9.85	
Number of accumulation units outstanding at end of period	10,124	13,214	11,485	8,558	7,301	6,877	7,942	5,349	2,413	
ING LEGG MASON VALUE PORTFOLIO										
(Funds were first received in this option during December 2005)										
Value at beginning of period	$11.59									
Value at end of period	$11.46									
Number of accumulation units outstanding at end of period	268									
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$15.04	$13.52	$10.72	$15.579	$21.019	$22.629	$15.438	$12.365	$12.192	
Value at end of period	$15.04	$15.04	$13.52	$10.72	$15.579	$21.019	$22.629	$15.438	$12.365	
Number of accumulation units outstanding at end of period	1,452	3,059	4,476	4,712	1,302	1,517	1,541	1,256	80	
ING MFS TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during January 2004)										
Value at beginning of period	$13.07	$12.19								
Value at end of period	$13.25	$13.07								
Number of accumulation units outstanding at end of period	361	1,032								
ING OPCAP BALANCED VALUE PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period	$13.39	$12.33	$9.60	$10.14						
Value at end of period	$13.55	$13.39	$12.33	$9.60						
Number of accumulation units outstanding at end of period	61	455	115	40						
ING OPPENHEIMER GLOBAL PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$10.01									
Value at end of period	$11.62									
Number of accumulation units outstanding at end of period	30,913									

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$9.88									
Value at end of period	$9.99									
Number of accumulation units outstanding at end of period	1,048									
ING PIMCO TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period	$11.27	$10.97	$10.70	$10.13						
Value at end of period	$11.33	$11.27	$10.97	$10.70						
Number of accumulation units outstanding at end of period	2,363	10,279	4,380	855						
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$10.72									
Value at end of period	$10.91									
Number of accumulation units outstanding at end of period	844									
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$9.93									
Value at end of period	$11.07									
Number of accumulation units outstanding at end of period	15,601									
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$14.62	$12.84								
Value at end of period	$14.97	$14.62								
Number of accumulation units outstanding at end of period	388	206								
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$18.41	$16.99	$13.17	$17.431	$19.71	$20.013	$16.608	$13.212	$12.951	
Value at end of period	$19.26	$18.41	$16.99	$13.17	$17.431	$19.71	$20.013	$16.608	$13.212	
Number of accumulation units outstanding at end of period	1,484	2,874	1,848	841	517	981	7,740	5,824	3,802	
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$9.67	$8.55	$6.95	$9.39	$12.049	$12.805	$10.479	$8.649	$8.821	
Value at end of period	$10.42	$9.67	$8.55	$6.95	$9.39	$12.049	$12.805	$10.479	$8.649	
Number of accumulation units outstanding at end of period	2,152	4,027	3,955	1,840	1,483	5,882	1,992	1,814	442	
ING VAN KAMPEN COMSTOCK PORTFOLIO										
(Funds were first received in this option during March 2003)										
Value at beginning of period	$12.18	$10.59	$8.22							
Value at end of period	$12.42	$12.18	$10.59							
Number of accumulation units outstanding at end of period	326	1,414	258							

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$9.97									
Value at end of period	$10.66									
Number of accumulation units outstanding at end of period	8,473									
ING VP BALANCED PORTFOLIO, INC.										
(Funds were first received in this option during January 1997)										
Value at beginning of period	$17.42	$16.16	$13.80	$15.62	$16.554	$16.898	$15.099	$13.107	$11.009	
Value at end of period	$17.89	$17.42	$16.16	$13.80	$15.62	$16.554	$16.898	$15.099	$13.107	
Number of accumulation units outstanding at end of period	939	2,449	4,502	1,841	1,077	409	10,946	9,091	7,997	
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO										
(Funds were first received in this option during July 2000)										
Value at beginning of period	$3.56	$3.66	$2.55	$4.414	$5.818	$10.63				
Value at end of period	$3.92	$3.56	$3.66	$2.55	$4.414	$5.818				
Number of accumulation units outstanding at end of period	0	3,422	4,834	1,513	297	7				
ING VP GROWTH AND INCOME PORTFOLIO										
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)										
Value at beginning of period	$13.18	$12.34	$9.94	$13.45	$16.734	$19.078	$16.493	$14.624	$11.429	$10.00
Value at end of period	$14.04	$13.18	$12.34	$9.94	$13.45	$16.734	$19.078	$16.493	$14.624	$11.429
Number of accumulation units outstanding at end of period	8,020	10,520	15,853	12,590	9,105	13,522	55,797	47,950	40,309	5
ING VP GROWTH PORTFOLIO										
(Funds were first received in this option during January 1998)										
Value at beginning of period	$14.03	$13.28	$10.34	$14.777	$20.569	$23.713	$17.834	$13.027		
Value at end of period	$15.12	$14.03	$13.28	$10.34	$14.777	$20.569	$23.713	$17.834		
Number of accumulation units outstanding at end of period	2,112	4,399	6,483	5,243	4,078	5,215	5,473	3,470		
ING VP INDEX PLUS LARGECAP PORTFOLIO										
(Funds were first received in this option during January 1997)										
Value at beginning of period	$18.16	$16.67	$13.42	$17.356	$20.399	$22.855	$18.665	$14.397	$11.374	
Value at end of period	$18.85	$18.16	$16.67	$13.42	$17.356	$20.399	$22.855	$18.665	$14.397	
Number of accumulation units outstanding at end of period	6,666	10,028	12,701	8,926	5,902	6,603	22,097	16,814	3,156	
ING VP INDEX PLUS MIDCAP PORTFOLIO										
(Funds were first received in this option during August 1998)										
Value at beginning of period	$18.48	$16.09	$12.33	$14.242	$14.653	$12.403	$10.872	$9.216		
Value at end of period	$20.24	$18.48	$16.09	$12.33	$14.242	$14.653	$12.403	$10.872		
Number of accumulation units outstanding at end of period	6,815	10,138	7,103	3,356	918	341	161	45		

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING VP INDEX PLUS SMALLCAP PORTFOLIO										
(Funds were first received in this option during August 1998)										
Value at beginning of period	$14.45	$12.02	$8.96	$10.481	$10.391	$9.604	$8.80	$7.15		
Value at end of period	$15.33	$14.45	$12.02	$8.96	$10.481	$10.391	$9.604	$8.80		
Number of accumulation units outstanding at end of period	1,096	2,042	5,706	1,210	92	117	233	78		
ING VP INTERMEDIATE BOND PORTFOLIO										
(Funds were first received in this option during January 1997)										
Value at beginning of period	$15.54	$15.04	$14.36	$13.459	$12.564	$11.632	$11.896	$11.166	$10.442	
Value at end of period	$15.79	$15.54	$15.04	$14.36	$13.459	$12.564	$11.632	$11.896	$11.166	
Number of accumulation units outstanding at end of period	2,138	8,669	15,265	7,603	1,612	695	6,253	27,680	2,940	
ING VP INTERNATIONAL EQUITY PORTFOLIO										
(Funds were first received in this option during January 1999)										
Value at beginning of period	$9.28	$8.04	$6.18	$8.553	$11.407	$14.532	$10.05			
Value at end of period	$10.68	$9.28	$8.04	$6.18	$8.553	$11.407	$14.532			
Number of accumulation units outstanding at end of period	68	1,833	2,052	1,150	588	232	36			
ING VP INTERNATIONAL VALUE PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period	$11.76	$10.17	$7.95	$9.30						
Value at end of period	$12.68	$11.76	$10.17	$7.95						
Number of accumulation units outstanding at end of period	701	1,089	1,101	20						
ING VP MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period	$10.19	$9.28	$6.89	$8.56						
Value at end of period	$11.08	$10.19	$9.28	$6.89						
Number of accumulation units outstanding at end of period	252	593	489	21						
ING VP MONEY MARKET PORTFOLIO										
(Funds were first received in this option during January 1997)										
Value at beginning of period	$12.16	$12.22	$12.29	$12.279	$11.993	$11.443	$11.055	$10.641	$10.249	
Value at end of period	$12.34	$12.16	$12.22	$12.29	$12.279	$11.993	$11.443	$11.055	$10.641	
Number of accumulation units outstanding at end of period	1,943	11,324	16,499	15,705	4,959	1,424	14,503	13,218	13,868	
ING VP NATURAL RESOURCES TRUST										
(Funds were first received in this option during January 1997)										
Value at beginning of period						$10.655	$9.48	$11.973	$11.712	
Value at end of period						$10.674	$10.655	$9.48	$11.973	
Number of accumulation units outstanding at end of period						0	147	318	627	
ING VP REAL ESTATE PORTFOLIO										
(Funds were first received in this option during June 2004)										
Value at beginning of period	$13.86	$10.74								
Value at end of period	$15.36	$13.86								
Number of accumulation units outstanding at end of period	1,550	855								

	2005	**2004**	**2003**	**2002**	**2001**	**2000**	**1999**	**1998**	**1997**	**1996**
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during July 2002)										
Value at beginning of period	$7.36	$6.78	$4.96	$5.57						
Value at end of period	$7.91	$7.36	$6.78	$4.96						
Number of accumulation units outstanding at end of period	114	1,646	1,629	19						
ING VP SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during September 1997)										
Value at beginning of period	$21.75	$19.30	$14.25	$18.845	$18.396	$17.497	$13.574	$13.629	$13.952	
Value at end of period	$23.63	$21.75	$19.30	$14.25	$18.845	$18.396	$17.497	$13.574	$13.629	
Number of accumulation units outstanding at end of period	3,175	5,623	6,128	3,557	2,243	1,486	3,951	3,581	47	
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during April 1997)										
Value at beginning of period	$15.18	$14.27	$12.75	$13.527	$14.067	$13.623	$12.913	$12.257	$10.835	
Value at end of period	$15.53	$15.18	$14.27	$12.75	$13.527	$14.067	$13.623	$12.913	$12.257	
Number of accumulation units outstanding at end of period	556	1,064	1,231	431	189	370	7,896	14,097	14,983	
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO										
(Funds were first received in this option during January 1997)										
Value at beginning of period	$15.30	$13.87	$11.32	$13.326	$15.294	$15.628	$13.873	$13.502	$11.422	
Value at end of period	$16.01	$15.30	$13.87	$11.32	$13.326	$15.294	$15.628	$13.873	$13.502	
Number of accumulation units outstanding at end of period	2,779	4,965	9,371	5,892	4,550	671	12,770	14,280	9,985	
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO										
(Funds were first received in this option during January 1997)										
Value at beginning of period	$15.04	$13.85	$11.77	$13.207	$14.416	$14.572	$13.421	$12.864	$11.093	
Value at end of period	$15.52	$15.04	$13.85	$11.77	$13.207	$14.416	$14.572	$13.421	$12.864	
Number of accumulation units outstanding at end of period	5,131	11,097	6,057	957	842	472	15,405	22,768	30,806	
ING VP VALUE OPPORTUNITY PORTFOLIO										
(Funds were first received in this option during July 1997)										
Value at beginning of period	$17.65	$16.27	$13.25	$18.172	$20.412	$18.801	$15.96	$13.237	$12.103	
Value at end of period	$18.61	$17.65	$16.27	$13.25	$18.172	$20.412	$18.801	$15.96	$13.237	
Number of accumulation units outstanding at end of period	2,034	3,316	3,258	1,899	906	461	2,344	2,432	795	
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period	$11.21	$10.10	$7.83	$8.71						
Value at end of period	$11.40	$11.21	$10.10	$7.83						
Number of accumulation units outstanding at end of period	7,288	24,465	17,999	1,173						

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period	$12.45	$10.19	$8.29	$9.38						
Value at end of period	$13.28	$12.45	$10.19	$8.29						
Number of accumulation units outstanding at end of period	1,049	3,920	2,013	14						
NEW PERSPECTIVE FUND®										
(Funds were first received in this option during July 2004)										
Value at beginning of period	$11.30	$10.11								
Value at end of period	$12.38	$11.30								
Number of accumulation units outstanding at end of period	0	523								
OPPENHEIMER DEVELOPING MARKETS FUND										
(Funds were first received in this option during July 2004)										
Value at beginning of period	$28.48	$21.02								
Value at end of period	$39.62	$28.48								
Number of accumulation units outstanding at end of period	596	189								
PAX WORLD BALANCED FUND, INC.										
(Funds were first received in this option during December 2005)										
Value at beginning of period	$10.96									
Value at end of period	$10.85									
Number of accumulation units outstanding at end of period	2									
PIMCO VIT REAL RETURN PORTFOLIO										
(Funds were first received in this option during August 2004)										
Value at beginning of period	$10.76	$10.43								
Value at end of period	$10.83	$10.76								
Number of accumulation units outstanding at end of period	319	247								
PIONEER EQUITY INCOME VCT PORTFOLIO										
(Funds were first received in this option during July 2002)										
Value at beginning of period	$11.02	$9.61	$7.96	$8.05						
Value at end of period	$11.48	$11.02	$9.61	$7.96						
Number of accumulation units outstanding at end of period	743	384	196	15						
PIONEER FUND VCT PORTFOLIO										
(Funds were first received in this option during August 2004)										
Value at beginning of period	$10.03	$8.85								
Value at end of period	$10.49	$10.03								
Number of accumulation units outstanding at end of period	10	2								
PIONEER HIGH YIELD VCT PORTFOLIO										
(Funds were first received in this option during July 2004)										
Value at beginning of period	$10.63	$9.89								
Value at end of period	$10.67	$10.63								
Number of accumulation units outstanding at end of period	101	41								

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
PIONEER MID CAP VALUE VCT PORTFOLIO										
(Funds were first received in this option during August 2001)										
Value at beginning of period	$14.18	$11.79	$8.70	$9.949	$9.832					
Value at end of period	$15.07	$14.18	$11.79	$8.70	$9.949					
Number of accumulation units outstanding at end of period	108	1,109	763	1,207	271					
TEMPLETON GLOBAL BOND FUND										
(Funds were first received in this option during December 2004)										
Value at beginning of period	$11.59	$11.45								
Value at end of period	$11.07	$11.59								
Number of accumulation units outstanding at end of period	526	209								
THE GROWTH FUND OF AMERICA®										
(Funds were first received in this option during July 2004)										
Value at beginning of period	$10.80	$9.56								
Value at end of period	$12.15	$10.80								
Number of accumulation units outstanding at end of period	1,482	476								
WANGER SELECT										
(Funds were first received in this option during November 2004)										
Value at beginning of period	$11.39	$11.03								
Value at end of period	$12.40	$11.39								
Number of accumulation units outstanding at end of period	925	430								
WANGER U.S. SMALLER COMPANIES										
(Funds were first received in this option during July 2004)										
Value at beginning of period	$11.55	$9.56								
Value at end of period	$12.66	$11.55								
Number of accumulation units outstanding at end of period	941	442								
WASHINGTON MUTUAL INVESTORS FUND[SM]										
(Funds were first received in this option during July 2004)										
Value at beginning of period	$10.80	$9.98								
Value at end of period	$11.01	$10.80								
Number of accumulation units outstanding at end of period	569	380								

TABLE XXX
FOR CONTRACTS ISSUED UNDER 403(b) PLANS AND DEFERRED COMPENSATION PLANS
WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.25%
(Selected data for accumulation units outstanding throughout each period)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
AIM V.I. CAPITAL APPRECIATION FUND										
(Funds were first received in this option during May 1999)										
Value at beginning of period	$9.22	$8.76	$6.85	$9.168	$12.101	$13.753	$10.217			
Value at end of period	$9.92	$9.22	$8.76	$6.85	$9.168	$12.101	$13.753			
Number of accumulation units outstanding at end of period	796,450	942,382	1,061,605	1,036,027	1,022,141	1,020,762	77,470			

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
AIM V.I. CORE EQUITY FUND										
(Funds were first received in this option during May 1999)										
Value at beginning of period	$8.31	$7.72	$6.28	$7.534	$9.887	$11.716	$9.627			
Value at end of period	$8.64	$8.31	$7.72	$6.28	$7.534	$9.887	$11.716			
Number of accumulation units outstanding at end of period	1,741,155	2,137,810	2,531,856	2,594,514	2,942,079	2,698,140	470,277			
AIM V.I. GROWTH FUND										
(Funds were first received in this option during May 1999)										
Value at beginning of period	$5.84	$5.47	$4.22	$6.188	$9.477	$12.069	$9.513			
Value at end of period	$6.20	$5.84	$5.47	$4.22	$6.188	$9.477	$12.069			
Number of accumulation units outstanding at end of period	1,197,606	1,324,872	1,388,622	1,261,471	1,216,675	1,068,221	240,556			
AIM V.I. PREMIER EQUITY FUND										
(Funds were first received in this option during May 1999)										
Value at beginning of period	$7.44	$7.12	$5.77	$8.375	$9.699	$11.506	$9.747			
Value at end of period	$7.77	$7.44	$7.12	$5.77	$8.375	$9.699	$11.506			
Number of accumulation units outstanding at end of period	776,018	939,735	1,091,485	1,084,132	1,044,830	862,416	405,286			
CALVERT SOCIAL BALANCED PORTFOLIO										
Value at beginning of period	$21.82	$20.41	$17.32	$19.962	$21.722	$22.705	$20.485	$17.84	$15.044	$13.527
Value at end of period	$22.77	$21.82	$20.41	$17.32	$19.00	$21.722	$22.705	$20.485	$17.84	$15.044
Number of accumulation units outstanding at end of period	892,215	939,747	937,301	889,478	947,780	1,065,388	1,118,008	1,306,652	1,499,989	1,313,324
EUROPACIFIC GROWTH FUND®										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$11.45	$9.45								
Value at end of period	$13.69	$11.45								
Number of accumulation units outstanding at end of period	1,629,402	589,758								
EVERGREEN SPECIAL VALUES FUND										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$18.19	$15.26								
Value at end of period	$19.84	$18.19								
Number of accumulation units outstanding at end of period	864,643	460,932								
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$24.90	$21.83	$17.21	$19.223	$22.182	$24.053	$19.601	$15.27	$12.455	$10.397
Value at end of period	$28.76	$24.90	$21.83	$17.21	$19.223	$22.182	$24.053	$19.601	$15.27	$12.455
Number of accumulation units outstanding at end of period	11,118,370	10,166,479	9,251,982	8,483,150	8,115,293	8,555,653	9,498,614	9,575,608	11,399,666	6,812,870
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$21.43	$19.45	$15.11	$18.426	$19.632	$18.334	$17.459	$15.837	$12.518	$11.092
Value at end of period	$22.40	$21.43	$19.45	$15.11	$18.426	$19.632	$18.334	$17.459	$15.837	$12.518
Number of accumulation units outstanding at end of period	5,740,714	6,238,986	5,980,707	5,512,953	5,040,744	4,252,752	5,366,553	6,281,077	7,111,490	5,007,706
FIDELITY® VIP GROWTH PORTFOLIO										
Value at beginning of period	$17.19	$16.83	$12.83	$18.588	$22.858	$25.999	$19.155	$13.904	$11.402	$10.066
Value at end of period	$17.96	$17.19	$16.83	$12.83	$18.588	$22.858	$25.999	$19.155	$13.904	$11.402
Number of accumulation units outstanding at end of period	7,907,412	9,263,906	10,095,142	9,742	9,927,690	10,298,747	9,652,436	7,144,438	6,586,698	5,171,098

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
FIDELITY® VIP OVERSEAS PORTFOLIO										
Value at beginning of period	$14.97	$13.34	$9.42	$11.968	$15.374	$19.243	$13.662	$12.269	$11.137	$9.961
Value at end of period	$17.60	$14.97	$13.34	$9.42	$11.968	$15.374	$19.243	$13.662	$12.269	$11.137
Number of accumulation units outstanding at end of period	1,136,643	1,258,870	1,102,295	655,914	619,427	655,335	676,303	651,566	718,565	487,709
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
(Funds were first received in this option during September 2001)										
Value at beginning of period	$14.71	$12.04	$9.22	$10.293	$8.108					
Value at end of period	$15.80	$14.71	$12.04	$9.22	$10.293					
Number of accumulation units outstanding at end of period	1,456,158	1,190,343	503,485	327,493	9,279					
ING ALLIANCEBERNSTEIN MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$10.96									
Value at end of period	$12.47									
Number of accumulation units outstanding at end of period	32,809									
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$13.83	$12.73	$9.81	$12.13						
Value at end of period	$13.83	$13.83	$12.73	$9.81						
Number of accumulation units outstanding at end of period	151,503	205,507	166,130	22,805						
ING AMERICAN CENTURY SELECT PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$9.70									
Value at end of period	$10.16									
Number of accumulation units outstanding at end of period	6,193,036									
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$12.96	$10.81	$8.08	$10.13						
Value at end of period	$13.80	$12.96	$10.81	$8.08						
Number of accumulation units outstanding at end of period	498,975	546,581	347,202	163,145						
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$14.47	$11.45	$8.69	$10.00						
Value at end of period	$15.34	$14.47	$11.45	$8.69						
Number of accumulation units outstanding at end of period	1,654,972	1,308,859	640,335	223,645						

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING DAVIS VENTURE VALUE PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$17.70	$16.53	$11.90	$15.51						
Value at end of period	$18.16	$17.70	$16.53	$11.90						
Number of accumulation units outstanding at end of period	209,370	306,680	319,789	12,554						
ING EVERGREEN HEALTH SCIENCES PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$10.20									
Value at end of period	$11.21									
Number of accumulation units outstanding at end of period	65,568									
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$10.27									
Value at end of period	$11.82									
Number of accumulation units outstanding at end of period	233,021									
ING FUNDAMENTAL RESEARCH PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$8.47	$7.80	$6.20	$7.73						
Value at end of period	$8.85	$8.47	$7.80	$6.20						
Number of accumulation units outstanding at end of period	89,139	97,566	51,191	10,497						
ING GOLDMAN SACHS® STRUCTURED EQUITY PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$10.83	$10.09	$8.26	$10.28						
Value at end of period	$10.90	$10.83	$10.09	$8.26						
Number of accumulation units outstanding at end of period	60,233	47,393	26,246	13,555						
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$10.10									
Value at end of period	$13.40									
Number of accumulation units outstanding at end of period	293,009									
ING JPMORGAN INTERNATIONAL PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$21.75	$18.52	$14.49	$17.91	$24.82	$31.255	$19.978	$16.986	$16.776	
Value at end of period	$23.64	$21.75	$18.52	$14.49	$17.00	$24.82	$31.255	$19.978	$16.986	
Number of accumulation units outstanding at end of period	1,730,012	1,943,759	2,190,759	2,328,539	2,680,991	3,143,512	3,509,645	4,030,904	6,242,299	
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$14.02	$11.78	$9.17	$10.06						
Value at end of period	$15.03	$14.02	$11.78	$9.17						
Number of accumulation units outstanding at end of period	689,877	500,885	184,071	63,570						

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING JPMORGAN SMALL CAP EQUITY PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$10.65									
Value at end of period	$11.29									
Number of accumulation units outstanding at end of period	18,756									
ING JULIUS BAER FOREIGN PORTFOLIO										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$11.68	$9.66								
Value at end of period	$13.31	$11.68								
Number of accumulation units outstanding at end of period	366,954	76,582								
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$13.98	$12.90	$9.45	$14.795	$20.033	$28.00	$19.114	$14.927	$15.114	
Value at end of period	$15.38	$13.98	$12.90	$9.45	$14.795	$20.033	$28.481	$19.114	$14.927	
Number of accumulation units outstanding at end of period	5,531,602	6,351,425	7,469,334	7,376,607	8,308,496	9,202,749	9,740,294	11,377,408	16,549,322	
ING LEGG MASON VALUE PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$10.19									
Value at end of period	$11.48									
Number of accumulation units outstanding at end of period	72,660									
ING MARSICO GROWTH PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$10.22									
Value at end of period	$11.39									
Number of accumulation units outstanding at end of period	64,048									
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$10.11									
Value at end of period	$12.43									
Number of accumulation units outstanding at end of period	29,594									
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$23.87	$21.41	$16.93	$24.548	$33.037	$35.48	$24.145	$19.291	$19.016	
Value at end of period	$23.94	$23.87	$21.41	$16.93	$24.548	$33.037	$35.48	$24.145	$19.291	
Number of accumulation units outstanding at end of period	1,436,355	1,737,723	2,119,819	2,219,659	2,564,561	2,778,966	2,035,825	2,186,996	2,879,845	
ING MFS TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during May 2003)										
Value at beginning of period	$12.91	$11.76	$10.48							
Value at end of period	$13.12	$12.91	$11.76							
Number of accumulation units outstanding at end of period	1,519,368	1,155,823	394,705							

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING MFS UTILITIES PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$9.88									
Value at end of period	$11.41									
Number of accumulation units outstanding at end of period	50,345									
ING OPCAP BALANCED VALUE PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$13.50	$12.39	$9.63	$11.38						
Value at end of period	$13.69	$13.50	$12.39	$9.63						
Number of accumulation units outstanding at end of period	521,056	709,972	403,314	18,221						
ING OPPENHEIMER GLOBAL PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$10.01									
Value at end of period	$11.65									
Number of accumulation units outstanding at end of period	26,193,355									
ING OPPENHEIMER MAIN STREET PORTFOLIO®										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$10.33									
Value at end of period	$10.98									
Number of accumulation units outstanding at end of period	7,596									
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$9.88									
Value at end of period	$10.01									
Number of accumulation units outstanding at end of period	3,908,565									
ING PIMCO HIGH YIELD PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$9.98									
Value at end of period	$10.48									
Number of accumulation units outstanding at end of period	82,108									
ING PIMCO TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$11.35	$11.01	$10.72	$10.00						
Value at end of period	$11.44	$11.35	$11.01	$10.72						
Number of accumulation units outstanding at end of period	1,754,902	1,556,976	1,363,707	912,688						

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING SOLUTION 2015 PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$10.07									
Value at end of period	$10.68									
Number of accumulation units outstanding at end of period	48,781									
ING SOLUTION 2025 PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$10.08									
Value at end of period	$10.91									
Number of accumulation units outstanding at end of period	56,551									
ING SOLUTION 2035 PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$10.49									
Value at end of period	$11.07									
Number of accumulation units outstanding at end of period	20,254									
ING SOLUTION 2045 PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$10.40									
Value at end of period	$11.27									
Number of accumulation units outstanding at end of period	20,908									
ING SOLUTION INCOME PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$10.15									
Value at end of period	$10.30									
Number of accumulation units outstanding at end of period	2,473									
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$10.15									
Value at end of period	$10.93									
Number of accumulation units outstanding at end of period	1,031,529									
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$9.93									
Value at end of period	$11.09									
Number of accumulation units outstanding at end of period	16,226,700									

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during May 2003)										
Value at beginning of period	$14.69	$12.95	$10.75							
Value at end of period	$15.08	$14.69	$12.95							
Number of accumulation units outstanding at end of period	995,404	548,367	118,665							
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$20.42	$18.80	$14.54	$19.189	$21.643	$21.922	$18.146	$14.40	$14.112	
Value at end of period	$21.41	$20.42	$18.80	$14.54	$19.189	$21.643	$21.922	$18.146	$14.40	
Number of accumulation units outstanding at end of period	4,595,129	5,111,067	5,305,707	4,869,849	5,148,257	5,373,949	5,814,568	6,541,819	8,296,964	
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$15.69	$13.85	$11.22	$15.129	$19.365	$20.527	$16.758	$13.795	$14.067	
Value at end of period	$16.95	$15.69	$13.85	$11.22	$15.129	$19.365	$20.527	$16.758	$13.795	
Number of accumulation units outstanding at end of period	3,707,990	4,099,189	4,602,681	4,963,176	5,680,341	6,451,502	7,196,329	8,758,123	11,539,850	
ING VAN KAMPEN COMSTOCK PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$12.26	$10.64	$8.31	$9.91						
Value at end of period	$12.53	$12.26	$10.64	$8.31						
Number of accumulation units outstanding at end of period	2,497,771	2,242,751	1,310,404	443,295						
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$9.98									
Value at end of period	$10.69									
Number of accumulation units outstanding at end of period	13,027,738									
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$10.05									
Value at end of period	$11.04									
Number of accumulation units outstanding at end of period	327,404									
ING VP BALANCED PORTFOLIO, INC.										
Value at beginning of period	$25.44	$23.54	$20.06	$22.642	$23.936	$24.372	$21.723	$18.811	$15.551	$13.673
Value at end of period	$26.19	$25.44	$23.54	$20.06	$22.642	$23.936	$24.372	$21.723	$18.811	$15.551
Number of accumulation units outstanding at end of period	10,600,515	11,915,421	12,798,574	13,616,148	15,791,704	18,322,641	21,610,375	25,990,902	34,194,804	36,147,028

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING VP FINANCIAL SERVICES PORTFOLIO										
(Funds were first received in this option during June 2004)										
Value at beginning of period	$11.12	$10.25								
Value at end of period	$11.83	$11.12								
Number of accumulation units outstanding at end of period	27,780	8,717								
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO										
(Funds were first received in this option during May 2000)										
Value at beginning of period	$3.60	$3.70	$2.57	$4.436	$5.831	$9.999				
Value at end of period	$3.98	$3.60	$3.70	$2.57	$4.436	$5.831				
Number of accumulation units outstanding at end of period	3,754,607	4,468,527	5,560,964	3,646,831	3,252,927	2,082,586				
ING VP GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$20.36	$19.02	$15.27	$20.618	$25.588	$29.10	$25.094	$22.194	$17.302	$14.077
Value at end of period	$21.74	$20.36	$19.02	$15.27	$20.618	$25.588	$29.10	$25.094	$22.194	$17.302
Number of accumulation units outstanding at end of period	39,955,565	47,359,132	55,129,400	62,633,801	75,994,481	90,718,317	107,941,232	134,233,828	177,627,474	185,328,132
ING VP GROWTH PORTFOLIO										
(Funds were first received in this option during June 1997)										
Value at beginning of period	$14.30	$13.51	$10.49	$14.953	$20.761	$23.875	$17.912	$13.173	$11.635	
Value at end of period	$15.45	$14.30	$13.51	$10.49	$14.953	$20.761	$23.875	$17.912	$13.173	
Number of accumulation units outstanding at end of period	2,052,842	2,540,097	3,045,564	3,134,523	3,666,868	4,162,082	3,505,798	2,395,680	41,928	
ING VP INDEX PLUS LARGECAP PORTFOLIO										
(The initial accumulation unit value was established at $10.000 during August 1996, when the portfolio became available under the contract)										
Value at beginning of period	$18.54	$16.98	$13.63	$17.587	$20.618	$23.044	$18.772	$14.444	$10.924	$10.00
Value at end of period	$19.30	$18.54	$16.98	$13.63	$17.587	$20.618	$23.044	$18.772	$14.444	$10.924
Number of accumulation units outstanding at end of period	10,857,695	12,053,612	12,437,635	11,415,612	11,127,272	10,804,600	10,058,181	7,100,483	4,796,644	879,588
ING VP INDEX PLUS MIDCAP PORTFOLIO										
(Funds were first received in this option during May 1998)										
Value at beginning of period	$18.79	$16.32	$12.48	$14.374	$14.751	$12.455	$10.891	$10.107		
Value at end of period	$20.63	$18.79	$16.32	$12.48	$14.374	$14.751	$12.455	$10.891		
Number of accumulation units outstanding at end of period	5,659,110	5,712,947	5,001,907	4,188,495	2,436,650	1,651,222	395,150	146,921		
ING VP INDEX PLUS SMALLCAP PORTFOLIO										
(Funds were first received in this option during May 1998)										
Value at beginning of period	$14.70	$12.19	$9.07	$10.579	$10.461	$9.645	$8.815	$9.996		
Value at end of period	$15.62	$14.70	$12.19	$9.07	$10.579	$10.461	$9.645	$8.815		
Number of accumulation units outstanding at end of period	3,188,101	3,206,207	2,650,450	2,177,664	1,157,606	528,978	407,203	253,184		
ING VP INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$18.75	$18.10	$17.24	$16.115	$15.007	$13.859	$14.137	$13.238	$12.377	$12.098
Value at end of period	$19.10	$18.75	$18.10	$17.24	$16.115	$15.007	$13.859	$14.137	$13.238	$12.377
Number of accumulation units outstanding at end of period	7,676,440	8,524,985	9,306,487	10,976,890	11,769,149	9,870,708	11,928,359	15,101,998	18,047,780	20,036,622

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING VP INTERNATIONAL EQUITY PORTFOLIO										
(Funds were first received in this option during May 1998)										
Value at beginning of period	$9.43	$8.15	$6.25	$8.632	$11.484	$14.594	$9.765	$10.182		
Value at end of period	$10.89	$9.43	$8.15	$6.25	$8.632	$11.484	$14.594	$9.765		
Number of accumulation units outstanding at end of period	586,838	632,047	670,636	672,256	715,656	697,215	271,052	97,660		
ING VP INTERNATIONAL VALUE PORTFOLIO										
(Funds were first received in this option during September 2001)										
Value at beginning of period	$11.87	$10.23	$7.97	$9.542	$8.697					
Value at end of period	$12.82	$11.87	$10.23	$7.97	$9.542					
Number of accumulation units outstanding at end of period	937,211	845,792	588,086	289,088	359					
ING VP MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during November 2001)										
Value at beginning of period	$10.28	$9.33	$6.92	$9.446	$8.835					
Value at end of period	$11.21	$10.28	$9.33	$6.92	$9.446					
Number of accumulation units outstanding at end of period	208,142	250,795	214,876	31,362	35					
ING VP MONEY MARKET PORTFOLIO										
Value at beginning of period	$13.90	$13.93	$13.98	$13.929	$13.571	$12.917	$12.447	$11.951	$11.473	$11.026
Value at end of period	$14.14	$13.90	$13.93	$13.98	$13.929	$13.571	$12.917	$12.447	$11.951	$11.473
Number of accumulation units outstanding at end of period	4,217,349	4,663,196	6,120,534	8,751,582	9,788,389	9,554,319	11,010,659	10,102,496	12,191,085	13,898,826
ING VP NATURAL RESOURCES TRUST										
Value at beginning of period	$18.71	$16.81	$13.04	$13.49	$16.25	$13.90	$12.336	$15.541	$14.686	$11.72
Value at end of period	$26.39	$18.71	$16.81	$13.04	$13.49	$16.25	$13.90	$12.336	$15.541	$14.686
Number of accumulation units outstanding at end of period	889,991	409,378	283,978	313,361	332,944	373,905	489,113	755,984	1,786,409	966,482
ING VP REAL ESTATE PORTFOLIO										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$13.88	$10.00								
Value at end of period	$15.43	$13.88								
Number of accumulation units outstanding at end of period	1,114,387	659,405								
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during October 2001)										
Value at beginning of period	$7.42	$6.82	$4.98	$8.945	$7.835					
Value at end of period	$8.00	$7.42	$6.82	$4.98	$8.945					
Number of accumulation units outstanding at end of period	263,602	261,280	375,296	75,689	2,339					
ING VP SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during July 1997)										
Value at beginning of period	$22.17	$19.63	$14.46	$19.07	$18.568	$17.617	$13.633	$13.654	$12.299	
Value at end of period	$24.15	$22.17	$19.63	$14.46	$19.07	$18.568	$17.617	$13.633	$13.654	
Number of accumulation units outstanding at end of period	2,137,385	2,636,926	3,063,779	2,941,313	2,827,320	2,460,640	1,598,682	1,696,714	253,548	
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
Value at beginning of period	$17.00	$15.94	$14.21	$15.039	$15.599	$15.07	$14.248	$13.491	$11.93	$10.58
Value at end of period	$17.44	$17.00	$15.94	$14.21	$15.039	$15.599	$15.07	$14.248	$13.491	$11.93
Number of accumulation units outstanding at end of period	691,462	758,576	902,310	973,538	1,083,315	1,251,618	1,420,931	11,971,281	1,624,842	513,590

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO										
Value at beginning of period	$17.79	$16.08	$13.09	$15.374	$17.601	$17.94	$15.886	$15.422	$13.025	$10.673
Value at end of period	$18.66	$17.79	$16.08	$13.09	$15.374	$17.601	$17.94	$15.886	$15.422	$13.025
Number of accumulation units outstanding at end of period	1,918,047	2,049,110	2,208,844	2,264,302	2,337,042	2,468,024	2,759,063	3,508,677	3,543,367	1,314,997
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO										
Value at beginning of period	$17.20	$15.80	$13.39	$14.991	$16.322	$16.458	$15.12	$14.456	$12.45	$10.612
Value at end of period	$17.79	$17.20	$15.80	$13.39	$14.991	$16.322	$16.458	$15.12	$14.456	$12.45
Number of accumulation units outstanding at end of period	1,574,701	1,643,994	1,738,315	1,772,984	1,945,392	2,083,593	2,306,431	2,863,812	2,469,082	918,336
ING VP VALUE OPPORTUNITY PORTFOLIO										
(Funds were first received in this option during August 1997)										
Value at beginning of period	$18.00	$16.54	$13.44	$18.388	$20.602	$18.93	$16.03	$13.261	$12.913	
Value at end of period	$19.02	$18.00	$16.54	$13.44	$18.388	$20.602	$18.93	$16.03	$13.261	
Number of accumulation units outstanding at end of period	1,637,409	1,889,965	2,194,151	2,405,598	2,189,268	1,174,458	987,707	1,079,291	100,928	
JANUS ASPEN BALANCED PORTFOLIO										
Value at beginning of period	$25.26	$23.57	$20.92	$22.646	$24.064	$24.922	$19.908	$15.012	$12.449	$10.85
Value at end of period	$26.93	$25.26	$23.57	$20.92	$22.646	$24.064	$24.922	$19.908	$15.012	$12.449
Number of accumulation units outstanding at end of period	15,204	5,950,153	7,256,211	7,632,923	7,232,079	6,650,000	5,686,066	3,192,160	1,911,789	996,510
JANUS ASPEN FLEXIBLE BOND PORTFOLIO										
Value at beginning of period	$20.42	$19.89	$18.93	$17.351	$16.308	$15.54	$15.487	$14.373	$13.022	$12.077
Value at end of period	$20.57	$20.42	$19.89	$18.93	$17.351	$16.308	$15.54	$15.487	$14.373	$13.022
Number of accumulation units outstanding at end of period	5,961	1,416,300	1,837,861	2,165,378	1,460,675	1,096,265	1,078,342	1,213,451	934,053	619,287
JANUS ASPEN LARGE CAP GROWTH PORTFOLIO										
Value at beginning of period	$17.95	$17.39	$13.37	$18.419	$24.782	$29.366	$20.651	$15.414	$12.716	$10.87
Value at end of period	$18.49	$17.95	$17.39	$13.37	$18.419	$24.782	$29.366	$20.651	$15.414	$12.716
Number of accumulation units outstanding at end of period	8,544	4,180,957	5,119,109	5,515,020	6,230,644	6,820,739	5,434,098	2,995,268	3,100,436	2,018,527
JANUS ASPEN MID CAP GROWTH PORTFOLIO										
Value at beginning of period	$21.26	$17.83	$13.36	$18.778	$31.406	$46.64	$20.951	$15.801	$14.202	$13.322
Value at end of period	$23.58	$21.26	$17.83	$13.36	$18.778	$31.406	$46.64	$20.951	$15.801	$14.202
Number of accumulation units outstanding at end of period	17,944	8,889,786	10,733,566	11,370,433	13,156,546	14,665,251	12,224,096	7,536,062	9,271,525	8,835,470
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO										
Value at beginning of period	$20.56	$19.87	$16.23	$22.056	$28.796	$34.574	$21.288	$16.72	$13.86	$10.877
Value at end of period	$21.50	$20.56	$19.87	$16.23	$22.056	$28.796	$34.574	$21.288	$16.72	$13.86
Number of accumulation units outstanding at end of period	15,176	8,351,236	11,057,738	12,701,306	14,623,768	16,487,772	15,478,181	14,519,620	17,194,687	8,715,825
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during September 2001)										
Value at beginning of period	$11.31	$10.16	$7.85	$9.703	$8.622					
Value at end of period	$11.53	$11.31	$10.16	$7.85	$9.703					
Number of accumulation units outstanding at end of period	4,191,842	3,951,616	2,027,719	662,587	119,942					

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO										
(Funds were first received in this option during September 2001)										
Value at beginning of period	$12.56	$10.25	$8.32	$9.341	$8.112					
Value at end of period	$13.43	$12.56	$10.25	$8.32	$9.341					
Number of accumulation units outstanding at end of period	2,934,710	2,159,782	1,056,376	466,937	6,563					
NEW PERSPECTIVE FUND®										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$11.32	$9.69								
Value at end of period	$12.44	$11.32								
Number of accumulation units outstanding at end of period	485,783	307,559								
OPPENHEIMER DEVELOPING MARKETS FUND										
(Funds were first received in this option during August 2001 and May 2004)										
Value at beginning of period	$28.79	$19.45		$13.823	$13.82					
Value at end of period	$40.16	$28.79		$15.31	$13.823					
Number of accumulation units outstanding at end of period	1,160,337	475,585		0	11					
OPPENHEIMER GLOBAL SECURITIES FUND/VA										
(Funds were first received in this option during May 1998)										
Value at beginning of period	$18.07	$15.35	$10.87	$14.137	$16.275	$15.681	$10.018	$10.079		
Value at end of period	$20.40	$18.07	$15.35	$10.87	$14.137	$16.275	$15.681	$10.018		
Number of accumulation units outstanding at end of period	24,669	6,774,870	4,961,170	3,165,764	1,933,782	1,084,590	184,292	39,441		
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$10.23									
Value at end of period	$11.72									
Number of accumulation units outstanding at end of period	52,201									
OPPENHEIMER STRATEGIC BOND FUND/VA										
(Funds were first received in this option during May 1998)										
Value at beginning of period	$14.00	$13.05	$11.19	$10.545	$10.185	$10.048	$9.895	$10.015		
Value at end of period	$14.20	$14.00	$13.05	$11.19	$10.545	$10.185	$10.048	$9.895		
Number of accumulation units outstanding at end of period	4,445	1,071,573	793,255	405,892	250,140	169,954	90,616	71,074		
PAX WORLD BALANCED FUND, INC.										
(Funds were first received in this option during June 2002)										
Value at beginning of period	$10.56	$9.43	$8.14	$8.51						
Value at end of period	$10.99	$10.56	$9.43	$8.14						
Number of accumulation units outstanding at end of period	1,286,153	436,919	596	208						
PIMCO VIT REAL RETURN PORTFOLIO										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$10.78	$10.05								
Value at end of period	$10.87	$10.78								
Number of accumulation units outstanding at end of period	794,168	303,706								

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
PIONEER EQUITY INCOME VCT PORTFOLIO										
(Funds were first received in this option during October 2001)										
Value at beginning of period	$11.12	$9.67	$7.99	$9.61	$9.279					
Value at end of period	$11.61	$11.12	$9.67	$7.99	$9.61					
Number of accumulation units outstanding at end of period	1,828,425	893,502	396,078	167,518	2,342					
PIONEER FUND VCT PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$10.12	$9.21	$7.53	$9.26						
Value at end of period	$10.61	$10.12	$9.21	$7.53						
Number of accumulation units outstanding at end of period	146,397	94,149	57,446	19,128						
PIONEER HIGH YIELD VCT PORTFOLIO										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$10.65	$9.68								
Value at end of period	$10.72	$10.65								
Number of accumulation units outstanding at end of period	227,325	176,478								
PIONEER MID CAP VALUE VCT PORTFOLIO										
(Funds were first received in this option during September 2001)										
Value at beginning of period	$14.30	$11.86	$8.73	$9.961	$8.496					
Value at end of period	$15.24	$14.30	$11.86	$8.73	$9.961					
Number of accumulation units outstanding at end of period	1,780,749	1,337,054	421,274	94,165	3,545					
TEMPLETON GLOBAL BOND FUND										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$11.61	$9.86								
Value at end of period	$11.11	$11.61								
Number of accumulation units outstanding at end of period	643,749	294,872								
THE GROWTH FUND OF AMERICA®										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$10.82	$9.80								
Value at end of period	$12.20	$10.82								
Number of accumulation units outstanding at end of period	3,419,375	1,485,899								
WANGER SELECT										
(Funds were first received in this option during June 2004)										
Value at beginning of period	$11.41	$10.12								
Value at end of period	$12.45	$11.41								
Number of accumulation units outstanding at end of period	202,100	71,289								
WANGER U.S. SMALLER COMPANIES										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$11.57	$9.82								
Value at end of period	$12.72	$11.57								
Number of accumulation units outstanding at end of period	304,343	84,146								
WASHINGTON MUTUAL INVESTORS FUND℠										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$10.82	$9.84								
Value at end of period	$11.05	$10.82								
Number of accumulation units outstanding at end of period	2,104,724	1,204,531								

TABLE XXXI

FOR CONTRACTS ISSUED UNDER 403(b) PLANS AND DEFERRED COMPENSATION PLANS WITH TOTAL
SEPARATE ACCOUNT CHARGES OF 1.50% (including a 0.25% Administrative Expense Charge Beginning April 7, 1997)
(Selected data for accumulation units outstanding throughout each period)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
AIM V.I. CAPITAL APPRECIATION FUND									
(Funds were first received in this option during August 1999)									
Value at beginning of period	$9.09	$8.66	$6.79	$9.106	$12.05	$13.729	$10.165		
Value at end of period	$9.75	$9.09	$8.66	$6.79	$9.106	$12.05	$13.729		
Number of accumulation units outstanding at end of period	17,708	20,528	21,152	20,848	24,468	28,018	2,372		
AIM V.I. CORE EQUITY FUND									
(Funds were first received in this option during June 1999)									
Value at beginning of period	$8.19	$7.63	$6.22	$7.483	$9.845	$11.695	$9.684		
Value at end of period	$8.49	$8.19	$7.63	$6.22	$7.483	$9.845	$11.695		
Number of accumulation units outstanding at end of period	37,056	42,845	39,056	36,100	38,470	38,374	5,151		
AIM V.I. GROWTH FUND									
(Funds were first received in this option during July 1999)									
Value at beginning of period	$5.76	$5.40	$4.18	$6.146	$9.437	$12.048	$10.209		
Value at end of period	$6.10	$5.76	$5.40	$4.18	$6.146	$9.437	$12.048		
Number of accumulation units outstanding at end of period	37,903	41,816	45,021	38,466	29,226	25,091	2,771		
AIM V.I. PREMIER EQUITY FUND									
(Funds were first received in this option during June 1999)									
Value at beginning of period	$7.34	$7.04	$5.71	$8.318	$9.658	$11.486	$9.842		
Value at end of period	$7.64	$7.34	$7.04	$5.71	$8.318	$9.658	$11.486		
Number of accumulation units outstanding at end of period	21,895	20,768	21,808	22,963	18,992	9,997	2,077		
CALVERT SOCIAL BALANCED PORTFOLIO									
(Funds were first received in this option during April 1997)									
Value at beginning of period	$21.40	$20.07	$17.07	$19.727	$21.521	$22.55	$20.397	$17.808	$14.934
Value at end of period	$22.27	$21.40	$20.07	$17.07	$19.727	$21.521	$22.55	$20.397	$17.808
Number of accumulation units outstanding at end of period	32,867	37,768	36,324	30,377	28,749	28,518	27,661	24,487	20,521
EUROPACIFIC GROWTH FUND®									
(Funds were first received in this option during July 2004)									
Value at beginning of period	$11.43	$9.96							
Value at end of period	$13.63	$11.43							
Number of accumulation units outstanding at end of period	14,087	3,097							
EVERGREEN SPECIAL VALUES FUND									
(Funds were first received in this option during June 2004)									
Value at beginning of period	$17.99	$15.99							
Value at end of period	$19.58	$17.99							
Number of accumulation units outstanding at end of period	13,424	7,700							

	2005	2004	2003	2002	2001	2000	1999	1998	1997
FIDELITY® VIP CONTRAFUND® PORTFOLIO									
(Funds were first received in this option during April 1997)									
Value at beginning of period	$24.42	$21.47	$16.96	$18.997	$21.977	$23.889	$19.516	$15.242	$12.388
Value at end of period	$28.13	$24.42	$21.47	$16.96	$18.997	$21.977	$23.889	$19.516	$15.242
Number of accumulation units outstanding at end of period	253,307	222,009	185,516	159,118	156,910	157,051	170,565	157,444	146,381
FIDELITY® VIP EQUITY-INCOME PORTFOLIO									
(Funds were first received in this option during April 1997)									
Value at beginning of period	$21.02	$19.13	$14.90	$18.209	$19.45	$18.209	$17.384	$15.808	$12.711
Value at end of period	$21.92	$21.02	$19.13	$14.90	$18.209	$19.45	$18.209	$17.384	$15.808
Number of accumulation units outstanding at end of period	179,189	184,225	179,752	150,449	136,762	118,945	145,786	222,658	117,588
FIDELITY® VIP GROWTH PORTFOLIO									
(Funds were first received in this option during April 1997)									
Value at beginning of period	$16.86	$16.55	$12.65	$18.369	$22.646	$25.822	$19.072	$13.879	$11.373
Value at end of period	$17.57	$16.86	$16.55	$12.65	$18.369	$22.646	$25.822	$19.072	$13.879
Number of accumulation units outstanding at end of period	217,069	246,401	265,559	219,551	211,010	211,306	200,009	228,969	104,982
FIDELITY® VIP OVERSEAS PORTFOLIO									
(Funds were first received in this option during April 1997)									
Value at beginning of period	$14.69	$13.12	$9.29	$11.827	$15.231	$19.112	$13.603	$12.247	$11.253
Value at end of period	$17.22	$14.69	$13.12	$9.29	$11.827	$15.231	$19.112	$13.603	$12.247
Number of accumulation units outstanding at end of period	34,281	33,035	25,285	18,351	15,492	13,970	12,105	11,523	8,098
FRANKLIN SMALL CAP VALUE SECURITIES FUND									
(Funds were first received in this option during May 2002)									
Value at beginning of period	$14.58	$11.96	$9.19	$11.51					
Value at end of period	$15.62	$14.58	$11.96	$9.19					
Number of accumulation units outstanding at end of period	37,841	22,125	7,736	3,027					
ING ALLIANCEBERNSTEIN MID CAP GROWTH PORTFOLIO									
(Funds were first received in this option during July 2005)									
Value at beginning of period	$11.01								
Value at end of period	$12.45								
Number of accumulation units outstanding at end of period	8								
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO									
(Funds were first received in this option during January 2003)									
Value at beginning of period	$13.72	$12.66	$9.94						
Value at end of period	$13.69	$13.72	$12.66						
Number of accumulation units outstanding at end of period	5,281	3,172	1,748						
ING AMERICAN CENTURY SELECT PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during April 2005)									
Value at beginning of period	$9.69								
Value at end of period	$10.14								
Number of accumulation units outstanding at end of period	169,734								

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO									
(Funds were first received in this option during October 2002)									
Value at beginning of period	$12.87	$10.77	$8.07	$8.44					
Value at end of period	$13.68	$12.87	$10.77	$8.07					
Number of accumulation units outstanding at end of period	10,176	14,510	6,056	1,575					
ING BARON SMALL CAP GROWTH PORTFOLIO									
(Funds were first received in this option during July 2002)									
Value at beginning of period	$14.37	$11.40	$8.67	$8.79					
Value at end of period	$15.20	$14.37	$11.40	$8.67					
Number of accumulation units outstanding at end of period	30,959	28,782	11,562	4,599					
ING DAVIS VENTURE VALUE PORTFOLIO									
(Funds were first received in this option during January 2003)									
Value at beginning of period	$17.56	$16.44	$12.45						
Value at end of period	$17.98	$17.56	$16.44						
Number of accumulation units outstanding at end of period	3,565	4,496	2,526						
ING EVERGREEN HEALTH SCIENCES PORTFOLIO									
(Funds were first received in this option during August 2005)									
Value at beginning of period	$10.81								
Value at end of period	$11.19								
Number of accumulation units outstanding at end of period	1,082								
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO									
(Funds were first received in this option during July 2005)									
Value at beginning of period	$10.63								
Value at end of period	$11.80								
Number of accumulation units outstanding at end of period	4,235								
ING FUNDAMENTAL RESEARCH PORTFOLIO									
(Funds were first received in this option during October 2002)									
Value at beginning of period	$8.41	$7.76	$6.18	$6.00					
Value at end of period	$8.75	$8.41	$7.76	$6.18					
Number of accumulation units outstanding at end of period	705	348	4,373	10					
ING GOLDMAN SACHS® STRUCTURED EQUITY PORTFOLIO									
(Funds were first received in this option during August 2002)									
Value at beginning of period	$10.75	$10.03	$8.24	$8.85					
Value at end of period	$10.79	$10.75	$10.03	$8.24					
Number of accumulation units outstanding at end of period	1,867	1,522	276	9					
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO									
(Funds were first received in this option during July 2005)									
Value at beginning of period	$10.99								
Value at end of period	$13.38								
Number of accumulation units outstanding at end of period	21,726								

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
ING JPMORGAN INTERNATIONAL PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$21.33	$18.21	$14.28	$17.699	$24.59	$31.043	$19.892	$16.955	$16.749
Value at end of period	$23.13	$21.33	$18.21	$14.28	$17.699	$24.59	$31.043	$19.892	$16.955
Number of accumulation units outstanding at end of period	39,311	44,164	51,485	44,371	45,752	51,363	52,692	45,320	48,385
ING JPMORGAN MID CAP VALUE PORTFOLIO									
(Funds were first received in this option during July 2002)									
Value at beginning of period	$13.93	$11.73	$9.15	$7.83					
Value at end of period	$14.89	$13.93	$11.73	$9.15					
Number of accumulation units outstanding at end of period	14,595	12,238	3,008	91					
ING JULIUS BAER FOREIGN PORTFOLIO									
(Funds were first received in this option during July 2004)									
Value at beginning of period	$11.66	$9.88							
Value at end of period	$13.25	$11.66							
Number of accumulation units outstanding at end of period	4,895	738							
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$13.71	$12.68	$9.32	$14.621	$19.847	$28.288	$19.032	$14.899	$15.09
Value at end of period	$15.05	$13.71	$12.68	$9.32	$14.621	$19.847	$28.288	$19.032	$14.899
Number of accumulation units outstanding at end of period	103,669	121,537	136,528	132,853	137,851	140,183	133,579	135,641	131,565
ING LEGG MASON VALUE PORTFOLIO									
(Funds were first received in this option during October 2005)									
Value at beginning of period	$10.47								
Value at end of period	$11.46								
Number of accumulation units outstanding at end of period	476								
ING MARSICO GROWTH PORTFOLIO									
(Funds were first received in this option during July 2005)									
Value at beginning of period	$10.91								
Value at end of period	$11.37								
Number of accumulation units outstanding at end of period	27								
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO									
(Funds were first received in this option during October 2005)									
Value at beginning of period	$11.01								
Value at end of period	$12.41								
Number of accumulation units outstanding at end of period	5,949								
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$23.41	$21.06	$16.69	$24.26	$32.731	$35.239	$24.041	$19.256	$18.985
Value at end of period	$23.43	$23.41	$21.06	$16.69	$24.26	$32.731	$35.239	$24.041	$19.256
Number of accumulation units outstanding at end of period	29,066	32,749	34,926	38,660	44,604	41,529	34,760	28,002	25,830

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
ING MFS TOTAL RETURN PORTFOLIO									
(Funds were first received in this option during June 2003)									
Value at beginning of period	$12.85	$11.74	$10.93						
Value at end of period	$13.03	$12.85	$11.74						
Number of accumulation units outstanding at end of period	26,688	15,704	1,047						
ING MFS UTILITIES PORTFOLIO									
(Funds were first received in this option during June 2005)									
Value at beginning of period	$10.67								
Value at end of period	$11.39								
Number of accumulation units outstanding at end of period	3,735								
ING OPCAP BALANCED VALUE PORTFOLIO									
(Funds were first received in this option during April 2003)									
Value at beginning of period	$13.39	$12.33	$10.01						
Value at end of period	$13.55	$13.39	$12.33						
Number of accumulation units outstanding at end of period	10,577	15,378	4,378						
ING OPPENHEIMER GLOBAL PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during April 2005)									
Value at beginning of period	$10.01								
Value at end of period	$11.62								
Number of accumulation units outstanding at end of period	622,569								
ING OPPENHEIMER MAIN STREET PORTFOLIO®									
(Funds were first received in this option during October 2005)									
Value at beginning of period	$10.47								
Value at end of period	$10.96								
Number of accumulation units outstanding at end of period	3,947								
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO									
(Funds were first received in this option during April 2005)									
Value at beginning of period	$9.88								
Value at end of period	$9.99								
Number of accumulation units outstanding at end of period	97,566								
ING PIMCO HIGH YIELD PORTFOLIO									
(Funds were first received in this option during May 2005)									
Value at beginning of period	$9.99								
Value at end of period	$10.46								
Number of accumulation units outstanding at end of period	69								
ING PIMCO TOTAL RETURN PORTFOLIO									
(Funds were first received in this option during June 2002)									
Value at beginning of period	$11.27	$10.97	$10.70	$10.10					
Value at end of period	$11.33	$11.27	$10.97	$10.70					
Number of accumulation units outstanding at end of period	36,567	30,623	24,561	11,498					

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997

ING SOLUTION 2015 PORTFOLIO
(Funds were first received in this option during June 2005)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
Value at beginning of period	$10.31								
Value at end of period	$10.66								
Number of accumulation units outstanding at end of period	215								

ING SOLUTION 2025 PORTFOLIO
(Funds were first received in this option during August 2005)

Value at beginning of period	$10.56								
Value at end of period	$10.89								
Number of accumulation units outstanding at end of period	352								

ING SOLUTION 2035 PORTFOLIO
(Funds were first received in this option during September 2005)

Value at beginning of period	$10.67								
Value at end of period	$11.05								
Number of accumulation units outstanding at end of period	1,592								

ING SOLUTION 2045 PORTFOLIO
(Funds were first received in this option during August 2005)

Value at beginning of period	$11.02								
Value at end of period	$11.26								
Number of accumulation units outstanding at end of period	42								

ING SOLUTION INCOME PORTFOLIO
(Funds were first received in this option during October 2005)

Value at beginning of period	$10.11								
Value at end of period	$10.29								
Number of accumulation units outstanding at end of period	14								

ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO
(Funds were first received in this option during July 2005)

Value at beginning of period	$10.41								
Value at end of period	$10.91								
Number of accumulation units outstanding at end of period	23,802								

ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO
(Funds were first received in this option during April 2005)

Value at beginning of period	$9.93								
Value at end of period	$11.07								
Number of accumulation units outstanding at end of period	373,538								

ING T. ROWE PRICE EQUITY INCOME PORTFOLIO
(Funds were first received in this option during May 2003)

Value at beginning of period	$14.63	$12.93	$11.12						
Value at end of period	$14.98	$14.63	$12.93						
Number of accumulation units outstanding at end of period	15,678	8,750	2,862						

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$20.03	$18.48	$14.33	$18.964	$21.443	$21.773	$18.068	$14.374	$14.09
Value at end of period	$20.95	$20.03	$18.48	$14.33	$18.964	$21.443	$21.773	$18.068	$14.374
Number of accumulation units outstanding at end of period	116,588	113,758	111,932	98,320	91,527	91,561	93,176	91,620	79,799
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$15.39	$13.62	$11.06	$14.951	$19.185	$20.388	$16.685	$13.77	$14.044
Value at end of period	$16.59	$15.39	$13.62	$11.06	$14.951	$19.185	$20.388	$16.685	$13.77
Number of accumulation units outstanding at end of period	89,250	99,014	105,875	108,074	120,475	131,412	139,056	146,728	149,523
ING VAN KAMPEN COMSTOCK PORTFOLIO									
(Funds were first received in this option during July 2002)									
Value at beginning of period	$12.18	$10.59	$8.29	$8.47					
Value at end of period	$12.42	$12.18	$10.59	$8.29					
Number of accumulation units outstanding at end of period	30,415	23,542	9,550	5,241					
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during April 2005)									
Value at beginning of period	$9.97								
Value at end of period	$10.66								
Number of accumulation units outstanding at end of period	313,107								
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO									
(Funds were first received in this option during July 2005)									
Value at beginning of period	$10.36								
Value at end of period	$11.02								
Number of accumulation units outstanding at end of period	10,201								
ING VP BALANCED PORTFOLIO, INC.									
(Funds were first received in this option during April 1997)									
Value at beginning of period	$24.95	$23.15	$19.77	$22.375	$23.714	$24.00	$21.629	$18.776	$15.674
Value at end of period	$25.63	$24.95	$23.15	$19.77	$22.375	$23.714	$24.206	$21.629	$18.776
Number of accumulation units outstanding at end of period	234,252	270,502	265,097	277,477	304,553	317,955	352,495	385,862	478,117
ING VP FINANCIAL SERVICES PORTFOLIO									
(Funds were first received in this option during May 2005)									
Value at beginning of period	$10.49								
Value at end of period	$11.78								
Number of accumulation units outstanding at end of period	210								
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO									
(Funds were first received in this option during May 2000)									
Value at beginning of period	$3.56	$3.66	$2.55	$4.417	$5.821	$9.738			
Value at end of period	$3.92	$3.56	$3.66	$2.55	$4.417	$5.821			
Number of accumulation units outstanding at end of period	51,621	59,773	62,908	38,675	31,262	41,668			

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
ING VP GROWTH AND INCOME PORTFOLIO									
(Funds were first received in this option during April 1997)									
Value at beginning of period	$19.97	$18.70	$15.06	$20.376	$25.351	$28.902	$24.00	$22.153	$17.861
Value at end of period	$21.27	$19.97	$18.70	$15.06	$20.376	$25.351	$28.902	$24.00	$22.153
Number of accumulation units outstanding at end of period	733,906	825,239	863,597	920,124	1,096,214	1,314,585	1,449,638	1,587,351	1,699,982
ING VP GROWTH PORTFOLIO									
(Funds were first received in this option during December 1997)									
Value at beginning of period	$14.03	$13.28	$10.34	$14.777	$20.569	$23.713	$17.834	$13.149	$12.739
Value at end of period	$15.12	$14.03	$13.28	$10.34	$14.777	$20.569	$23.713	$17.834	$13.149
Number of accumulation units outstanding at end of period	53,383	58,204	55,705	58,093	65,576	74,056	63,831	36,839	3,326
ING VP INDEX PLUS LARGECAP PORTFOLIO									
(Funds were first received in this option during April 1997)									
Value at beginning of period	$18.19	$16.70	$13.44	$17.381	$20.427	$22.887	$18.691	$14.418	$11.345
Value at end of period	$18.88	$18.19	$16.70	$13.44	$17.381	$20.427	$22.887	$18.691	$14.418
Number of accumulation units outstanding at end of period	164,046	188,039	186,465	162,093	152,444	146,863	118,788	68,841	27,945
ING VP INDEX PLUS MIDCAP PORTFOLIO									
(Funds were first received in this option during July 1998)									
Value at beginning of period	$18.48	$16.09	$12.33	$14.242	$14.653	$12.403	$10.872	$9.946	
Value at end of period	$20.24	$18.48	$16.09	$12.33	$14.242	$14.653	$12.403	$10.872	
Number of accumulation units outstanding at end of period	109,197	104,261	87,243	66,409	42,162	22,440	3,733	203	
ING VP INDEX PLUS SMALLCAP PORTFOLIO									
(Funds were first received in this option during May 1998)									
Value at beginning of period	$14.45	$12.02	$8.96	$10.481	$10.391	$9.604	$8.80	$9.775	
Value at end of period	$15.33	$14.45	$12.02	$8.96	$10.481	$10.391	$9.604	$8.80	
Number of accumulation units outstanding at end of period	66,580	68,874	51,117	34,822	18,943	7,534	1,705	598	
ING VP INTERMEDIATE BOND PORTFOLIO									
(Funds were first received in this option during April 1997)									
Value at beginning of period	$18.39	$17.80	$17.00	$15.926	$14.868	$13.764	$14.076	$13.213	$12.302
Value at end of period	$18.68	$18.39	$17.80	$17.00	$15.926	$14.868	$13.764	$14.076	$13.213
Number of accumulation units outstanding at end of period	171,390	182,278	187,469	193,755	176,720	155,214	186,303	199,388	215,650
ING VP INTERNATIONAL EQUITY PORTFOLIO									
(Funds were first received in this option during June 1998)									
Value at beginning of period	$9.28	$8.04	$6.18	$8.553	$11.407	$14.532	$9.748	$9.737	
Value at end of period	$10.68	$9.28	$8.04	$6.18	$8.553	$11.407	$14.532	$9.748	
Number of accumulation units outstanding at end of period	12,917	13,836	11,565	10,022	8,304	9,524	4,118	1,095	
ING VP INTERNATIONAL VALUE PORTFOLIO									
(Funds were first received in this option during July 2002)									
Value at beginning of period	$11.76	$10.17	$7.95	$8.31					
Value at end of period	$12.68	$11.76	$10.17	$7.95					
Number of accumulation units outstanding at end of period	18,807	12,453	7,503	224					

	2005	2004	2003	2002	2001	2000	1999	1998	1997
ING VP MIDCAP OPPORTUNITIES PORTFOLIO									
(Funds were first received in this option during January 2003)									
Value at beginning of period	$10.19	$9.28	$6.96						
Value at end of period	$11.08	$10.19	$9.28						
Number of accumulation units outstanding at end of period	5,597	6,239	6,146						
ING VP MONEY MARKET PORTFOLIO									
(Funds were first received in this option during April 1997)									
Value at beginning of period	$13.64	$13.70	$13.78	$13.765	$13.445	$12.829	$12.393	$11.929	$11.592
Value at end of period	$13.84	$13.64	$13.70	$13.78	$13.765	$13.445	$12.829	$12.393	$11.929
Number of accumulation units outstanding at end of period	96,206	114,605	120,949	194,182	171,507	131,198	136,761	123,429	176,703
ING VP NATURAL RESOURCES TRUST									
(Funds were first received in this option during April 1997)									
Value at beginning of period	$18.35	$16.53	$12.86	$13.331	$16.099	$13.805	$12.283	$15.512	$13.756
Value at end of period	$25.82	$18.35	$16.53	$12.86	$13.331	$16.099	$13.805	$12.283	$15.512
Number of accumulation units outstanding at end of period	22,232	6,013	4,148	5,191	4,743	5,288	10,231	14,342	26,426
ING VP REAL ESTATE PORTFOLIO									
(Funds were first received in this option during July 2004)									
Value at beginning of period	$13.86	$11.39							
Value at end of period	$15.36	$13.86							
Number of accumulation units outstanding at end of period	8,435	2,647							
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO									
(Funds were first received in this option during July 2002)									
Value at beginning of period	$7.36	$6.78	$4.96	$5.84					
Value at end of period	$7.91	$7.36	$6.78	$4.96					
Number of accumulation units outstanding at end of period	11,479	8,596	10,397	70					
ING VP SMALL COMPANY PORTFOLIO									
(Funds were first received in this option during December 1997)									
Value at beginning of period	$21.75	$19.30	$14.25	$18.845	$18.396	$17.497	$13.574	$13.629	$13.629
Value at end of period	$23.63	$21.75	$19.30	$14.25	$18.845	$18.396	$17.497	$13.574	$13.629
Number of accumulation units outstanding at end of period	54,198	58,199	63,826	54,716	44,050	40,696	18,033	21,070	82
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO									
(Funds were first received in this option during April 1997)									
Value at beginning of period	$16.68	$15.68	$14.00	$14.862	$15.454	$14.967	$14.187	$13.467	$11.873
Value at end of period	$17.06	$16.68	$15.68	$14.00	$14.862	$15.454	$14.967	$14.187	$13.467
Number of accumulation units outstanding at end of period	18,024	17,194	18,307	18,117	19,581	17,583	23,515	32,088	14,817
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO									
(Funds were first received in this option during April 1997)									
Value at beginning of period	$17.45	$15.81	$12.91	$15.194	$17.437	$17.818	$15.818	$15.394	$13.02
Value at end of period	$18.25	$17.45	$15.81	$12.91	$15.194	$17.437	$17.818	$15.818	$15.394
Number of accumulation units outstanding at end of period	37,572	37,623	40,616	39,075	36,845	37,681	40,362	38,620	29,840

	2005	2004	2003	2002	2001	2000	1999	1998	1997
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO									
(Funds were first received in this option during April 1997)									
Value at beginning of period	$16.87	$15.54	$13.20	$14.814	$16.17	$16.346	$15.055	$14.43	$12.449
Value at end of period	$17.40	$16.87	$15.54	$13.20	$14.814	$16.17	$16.346	$15.055	$14.43
Number of accumulation units outstanding at end of period	30,819	39,291	35,932	32,472	34,726	32,973	32,067	32,997	26,483
ING VP VALUE OPPORTUNITY PORTFOLIO									
(Funds were first received in this option during May 1998)									
Value at beginning of period	$17.65	$16.27	$13.25	$18.172	$20.412	$15.96	$13.237	$13.237	$0.00
Value at end of period	$18.61	$17.65	$16.27	$13.25	$18.172	$20.412	$18.801	$15.96	$13.237
Number of accumulation units outstanding at end of period	31,487	33,790	35,769	31,865	23,922	12,929	12,803	15,870	84
JANUS ASPEN BALANCED PORTFOLIO									
(Funds were first received in this option during April 1997)									
Value at beginning of period	$24.77	$23.17	$20.63	$22.379	$23.841	$24.752	$19.822	$14.984	$12.76
Value at end of period	$26.35	$24.77	$23.17	$20.63	$22.379	$23.841	$24.752	$19.822	$14.984
Number of accumulation units outstanding at end of period	315	135,066	136,615	170,122	154,837	149,659	84,774	53,980	19,967
JANUS ASPEN MID CAP GROWTH PORTFOLIO									
(Funds were first received in this option during April 1997)									
Value at beginning of period	$20.86	$17.53	$13.17	$18.557	$31.115	$46.323	$20.861	$15.773	$12.594
Value at end of period	$23.07	$20.86	$17.53	$13.17	$18.557	$31.115	$46.323	$20.861	$15.773
Number of accumulation units outstanding at end of period	26	209,514	225,238	228,222	235,034	230,521	175,442	100,075	85,304
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO									
(Funds were first received in this option during June 2002)									
Value at beginning of period	$11.21	$10.10	$7.83	$9.06					
Value at end of period	$11.40	$11.21	$10.10	$7.83					
Number of accumulation units outstanding at end of period	104,131	77,390	39,265	6,513					
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO									
(Funds were first received in this option during May 2002)									
Value at beginning of period	$12.45	$10.19	$8.29	$9.65					
Value at end of period	$13.28	$12.45	$10.19	$8.29					
Number of accumulation units outstanding at end of period	66,220	45,281	19,300	4,669					
NEW PERSPECTIVE FUND®									
(Funds were first received in this option during June 2004)									
Value at beginning of period	$11.30	$10.31							
Value at end of period	$12.38	$11.30							
Number of accumulation units outstanding at end of period	2,419	473							

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
OPPENHEIMER DEVELOPING MARKETS FUND									
(Funds were first received in this option during June 2004)									
Value at beginning of period	$28.48	$20.88							
Value at end of period	$39.62	$28.48							
Number of accumulation units outstanding at end of period	18,762	7,721							
OPPENHEIMER GLOBAL SECURITIES FUND/VA									
(Funds were first received in this option during June 1998)									
Value at beginning of period	$17.77	$15.14	$10.74	$14.007	$16.166	$15.615	$10.001	$9.728	
Value at end of period	$20.01	$17.17	$15.14	$10.74	$14.007	$16.166	$15.615	$10.001	
Number of accumulation units outstanding at end of period	337	143,312	101,424	63,955	38,712	23,682	7,932	152	
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA									
(Funds were first received in this option during May 2005)									
Value at beginning of period	$10.43								
Value at end of period	$11.70								
Number of accumulation units outstanding at end of period	6,586								
PAX WORLD BALANCED FUND, INC.									
(Funds were first received in this option during July 2004)									
Value at beginning of period	$10.45	$9.52							
Value at end of period	$10.85	$10.45							
Number of accumulation units outstanding at end of period	13,588	3,351							
PIMCO VIT REAL RETURN PORTFOLIO									
(Funds were first received in this option during July 2004)									
Value at beginning of period	$10.76	$10.24							
Value at end of period	$10.83	$10.76							
Number of accumulation units outstanding at end of period	18,534	13,498							
PIONEER EQUITY INCOME VCT PORTFOLIO									
(Funds were first received in this option during June 2002)									
Value at beginning of period	$11.02	$9.61	$7.96	$8.90					
Value at end of period	$11.48	$11.02	$9.61	$7.96					
Number of accumulation units outstanding at end of period	27,119	7,665	2,457	378					
PIONEER FUND VCT PORTFOLIO									
(Funds were first received in this option during August 2002)									
Value at beginning of period	$10.03	$9.15	$7.51	$7.96					
Value at end of period	$10.49	$10.03	$9.15	$7.51					
Number of accumulation units outstanding at end of period	3,396	3,273	165	20					
PIONEER HIGH YIELD VCT PORTFOLIO									
(Funds were first received in this option during July 2004)									
Value at beginning of period	$10.63	$9.93							
Value at end of period	$10.67	$10.63							
Number of accumulation units outstanding at end of period	8,195	4,159							

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
PIONEER MID CAP VALUE VCT PORTFOLIO									
(Funds were first received in this option during May 2002)									
Value at beginning of period	$14.18	$11.79	$8.70	$10.36					
Value at end of period	$15.07	$14.18	$11.79	$8.70					
Number of accumulation units outstanding at end of period	55,547	37,673	7,037	1,529					
TEMPLETON GLOBAL BOND FUND									
(Funds were first received in this option during June 2004)									
Value at beginning of period	$11.59	$10.10							
Value at end of period	$11.07	$11.59							
Number of accumulation units outstanding at end of period	13,006	5,198							
THE GROWTH FUND OF AMERICA®									
(Funds were first received in this option during May 2004)									
Value at beginning of period	$10.80	$9.78							
Value at end of period	$12.15	$10.80							
Number of accumulation units outstanding at end of period	42,601	17,915							
WANGER SELECT									
(Funds were first received in this option during July 2004)									
Value at beginning of period	$11.39	$9.90							
Value at end of period	$12.40	$11.39							
Number of accumulation units outstanding at end of period	4,003	1,901							
WANGER U.S. SMALLER COMPANIES									
(Funds were first received in this option during July 2004)									
Value at beginning of period	$11.55	$9.90							
Value at end of period	$12.66	$11.55							
Number of accumulation units outstanding at end of period	8,400	744							
WASHINGTON MUTUAL INVESTORS FUND^{SM}									
(Funds were first received in this option during May 2004)									
Value at beginning of period	$10.80	$9.83							
Value at end of period	$11.01	$10.80							
Number of accumulation units outstanding at end of period	30,714	17,631							

TABLE XXXII
FOR CONTRACTS CONTAINING LIMITS ON FEES ISSUED UNDER 403(b) PLANS AND DEFERRED COMPENSATION PLANS
(Selected data for accumulation units outstanding throughout each period)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
AIM V.I. CAPITAL APPRECIATION FUND									
(Funds were first received in this option during July 1999)									
Value at beginning of period	$9.23	$8.76	$6.85	$9.172	$12.106	$13.759	$10.649		
Value at end of period	$9.92	$9.23	$8.76	$6.85	$9.172	$12.106	$13.759		
Number of accumulation units outstanding at end of period	19	939	817	715	3,533	3,771	2,465		

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
AIM V.I. CORE EQUITY FUND									
(Funds were first received in this option during September 1999)									
Value at beginning of period	$8.31	$7.72	$6.28	$7.537	$9.891	$11.721	$9.763		
Value at end of period	$8.64	$8.31	$7.72	$6.28	$7.537	$9.891	$11.721		
Number of accumulation units outstanding at end of period	2,659	2,774	6,715	6,973	12,096	13,778	4,408		
AIM V.I. GROWTH FUND									
(Funds were first received in this option during March 2000)									
Value at beginning of period	$5.85	$5.47	$4.22	$6.19	$9.481	$14.498			
Value at end of period	$6.21	$5.85	$5.47	$4.22	$6.19	$9.481			
Number of accumulation units outstanding at end of period	3,318	3,351	8,544	8,212	7,892	7,621			
AIM V.I. PREMIER EQUITY FUND									
(Funds were first received in this option during May 1999)									
Value at beginning of period	$7.45	$7.13	$5.77	$8.378	$9.703	$11.511	$9.778		
Value at end of period	$7.77	$7.45	$7.13	$5.77	$8.378	$9.703	$11.511		
Number of accumulation units outstanding at end of period	2,860	3,890	22,162	22,827	22,233	24,288	27,063		
CALVERT SOCIAL BALANCED PORTFOLIO									
(Funds were first received in this option during June 1997)									
Value at beginning of period	$21.82	$20.41	$17.32	$19.962	$21.722	$22.705	$20.00	$17.84	$16.178
Value at end of period	$22.77	$21.82	$20.41	$17.32	$19.962	$21.722	$22.05	$20.485	$17.84
Number of accumulation units outstanding at end of period	684	701	718	792	803	969	1,312	3,612	3,576
EUROPACIFIC GROWTH FUND®									
(Funds were first received in this option during November 2004)									
Value at beginning of period	$11.47	$10.97							
Value at end of period	$13.75	$11.47							
Number of accumulation units outstanding at end of period	5,456	5,731							
EVERGREEN SPECIAL VALUES FUND									
(Funds were first received in this option during October 2004)									
Value at beginning of period	$18.19	$16.39							
Value at end of period	$19.84	$18.19							
Number of accumulation units outstanding at end of period	1,867	1,248							
FIDELITY® VIP CONTRAFUND® PORTFOLIO									
(Funds were first received in this option during June 1997)									
Value at beginning of period	$24.90	$21.83	$17.21	$19.223	$22.182	$24.053	$19.601	$15.27	$13.443
Value at end of period	$28.76	$24.90	$21.83	$17.21	$19.223	$22.182	$24.053	$19.601	$15.27
Number of accumulation units outstanding at end of period	26,464	25,722	26,962	22,723	15,976	34,734	35,985	31,455	2,935
FIDELITY® VIP EQUITY-INCOME PORTFOLIO									
(Funds were first received in this option during June 1997)									
Value at beginning of period	$21.43	$19.45	$15.11	$18.426	$19.632	$18.334	$17.459	$15.837	$14.065
Value at end of period	$22.40	$21.43	$19.45	$15.11	$18.426	$19.632	$18.334	$17.459	$15.837
Number of accumulation units outstanding at end of period	12,633	13,040	17,326	20,155	10,111	33,029	31,846	44,812	49,884
FIDELITY® VIP GROWTH PORTFOLIO									
(Funds were first received in this option during June 1997)									
Value at beginning of period	$17.19	$16.83	$12.83	$18.588	$22.858	$25.999	$19.155	$13.904	$12.498
Value at end of period	$17.96	$17.19	$16.83	$12.83	$18.588	$22.858	$25.999	$19.155	$13.904
Number of accumulation units outstanding at end of period	8,863	13,944	29,175	44,288	47,724	62,729	60,970	41,575	31,477

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
FIDELITY® VIP OVERSEAS PORTFOLIO									
(Funds were first received in this option during June 1997)									
Value at beginning of period	$14.97	$13.34	$9.42	$11.968	$15.374	$19.243	$13.662	$12.269	$12.518
Value at end of period	$17.60	$14.97	$13.34	$9.42	$11.968	$15.374	$19.243	$13.662	$12.269
Number of accumulation units outstanding at end of period	2,817	6,644	4,453	1,125	1,364	2,771	1,456	1,816	1,206
FRANKLIN SMALL CAP VALUE SECURITIES FUND									
(Funds were first received in this option during January 2004)									
Value at beginning of period	$14.71	$12.33							
Value at end of period	$15.80	$14.71							
Number of accumulation units outstanding at end of period	9,188	4,340							
ING ALLIANCEBERNSTEIN MID CAP GROWTH PORTFOLIO									
(Funds were first received in this option during August 2005)									
Value at beginning of period	$11.47								
Value at end of period	$12.47								
Number of accumulation units outstanding at end of period	5,429								
ING AMERICAN CENTURY SELECT PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during April 2005)									
Value at beginning of period	$9.69								
Value at end of period	$10.16								
Number of accumulation units outstanding at end of period	10,905								
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO									
(Funds were first received in this option during October 2003)									
Value at beginning of period	$12.96	$10.81	$10.08						
Value at end of period	$13.80	$12.96	$10.81						
Number of accumulation units outstanding at end of period	5,294	4,015	1,910						
ING BARON SMALL CAP GROWTH PORTFOLIO									
(Funds were first received in this option during October 2003)									
Value at beginning of period	$14.47	$11.45	$10.62						
Value at end of period	$15.34	$14.47	$11.45						
Number of accumulation units outstanding at end of period	2,510	2,517	1,067						
ING DAVIS VENTURE VALUE PORTFOLIO									
(Funds were first received in this option during August 2003)									
Value at beginning of period	$17.70	$16.53	$14.68						
Value at end of period	$18.16	$17.70	$16.53						
Number of accumulation units outstanding at end of period	2,347	2,518	3,088						
ING FUNDAMENTAL RESEARCH PORTFOLIO									
(Funds were first received in this option during October 2003)									
Value at beginning of period	$8.47	$7.80	$7.19						
Value at end of period	$8.85	$8.47	$7.80						
Number of accumulation units outstanding at end of period	0	793	1,096						

	2005	2004	2003	2002	2001	2000	1999	1998	1997
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO									
(Funds were first received in this option during October 2005)									
Value at beginning of period	$11.85								
Value at end of period	$13.40								
Number of accumulation units outstanding at end of period	793								
ING JPMORGAN INTERNATIONAL PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$21.75	$18.52	$14.49	$17.91	$24.82	$31.255	$19.978	$16.986	$16.776
Value at end of period	$23.64	$21.75	$18.52	$14.49	$17.91	$24.82	$31.255	$19.978	$16.986
Number of accumulation units outstanding at end of period	280	747	936	820	1,569	4,115	6,428	3,855	6,970
ING JPMORGAN MID CAP VALUE PORTFOLIO									
(Funds were first received in this option during September 2003)									
Value at beginning of period	$14.02	$11.78	$10.85						
Value at end of period	$15.03	$14.02	$11.78						
Number of accumulation units outstanding at end of period	2,454	3,911	2,454						
ING JULIUS BAER FOREIGN PORTFOLIO									
(Funds were first received in this option during July 2005)									
Value at beginning of period	$11.65								
Value at end of period	$13.36								
Number of accumulation units outstanding at end of period	592								
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$13.98	$12.90	$9.45	$14.795	$20.033	$28.481	$19.114	$14.927	$15.114
Value at end of period	$15.38	$13.98	$12.90	$9.45	$14.795	$20.033	$28.481	$19.114	$14.927
Number of accumulation units outstanding at end of period	5,997	8,385	16,316	10,029	12,608	14,666	14,236	40,140	56,819
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$23.87	$21.41	$16.93	$24.548	$33.037	$35.48	$24.145	$19.291	$19.016
Value at end of period	$23.94	$23.87	$21.41	$16.93	$24.548	$33.037	$35.48	$24.145	$19.291
Number of accumulation units outstanding at end of period	1,184	4,325	2,168	2,694	4,222	9,109	8,425	5,460	7,188
ING MFS TOTAL RETURN PORTFOLIO									
(Funds were first received in this option during October 2003)									
Value at beginning of period	$12.39	$11.29	$10.79						
Value at end of period	$12.59	$12.39	$11.29						
Number of accumulation units outstanding at end of period	8,976	9,262	12,943						
ING OPCAP BALANCED VALUE PORTFOLIO									
(Funds were first received in this option during September 2003)									
Value at beginning of period	$13.50	$12.39	$11.58						
Value at end of period	$13.69	$13.50	$12.39						
Number of accumulation units outstanding at end of period	2,010	5,204	4,710						
ING OPPENHEIMER GLOBAL PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during April 2005)									
Value at beginning of period	$10.04								
Value at end of period	$11.65								
Number of accumulation units outstanding at end of period	107,581								

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO									
(Funds were first received in this option during April 2005)									
Value at beginning of period	$9.89								
Value at end of period	$10.01								
Number of accumulation units outstanding at end of period	10,313								
ING PIMCO TOTAL RETURN PORTFOLIO									
(Funds were first received in this option during November 2002)									
Value at beginning of period	$11.35	$11.01	$10.72	$10.57					
Value at end of period	$11.44	$11.35	$11.01	$10.72					
Number of accumulation units outstanding at end of period	3,418	2,755	3,555	1,114					
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO									
(Funds were first received in this option during September 2005)									
Value at beginning of period	$10.78								
Value at end of period	$10.93								
Number of accumulation units outstanding at end of period	868								
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO									
(Funds were first received in this option during April 2005)									
Value at beginning of period	$9.89								
Value at end of period	$11.09								
Number of accumulation units outstanding at end of period	18,705								
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO									
(Funds were first received in this option during March 2004)									
Value at beginning of period	$13.81	$12.31							
Value at end of period	$14.18	$13.81							
Number of accumulation units outstanding at end of period	7,279	10,506							
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$20.42	$18.80	$14.54	$19.189	$21.643	$21.922	$18.146	$14.40	$14.112
Value at end of period	$21.41	$20.42	$18.80	$14.54	$19.189	$21.643	$21.922	$18.146	$14.40
Number of accumulation units outstanding at end of period	19,716	18,169	24,998	18,710	17,503	20,218	24,825	29,384	24,650
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$15.69	$13.85	$11.22	$15.129	$19.365	$20.527	$16.758	$13.795	$14.067
Value at end of period	$16.95	$15.69	$13.85	$11.22	$15.129	$19.365	$20.527	$16.758	$13.795
Number of accumulation units outstanding at end of period	55,379	83,121	93,468	90,559	99,038	101,085	64,138	56,680	55,233
ING VAN KAMPEN COMSTOCK PORTFOLIO									
(Funds were first received in this option during July 2002)									
Value at beginning of period	$12.26	$10.64	$8.31	$7.79					
Value at end of period	$12.53	$12.26	$10.64	$8.31					
Number of accumulation units outstanding at end of period	11,568	9,860	4,429	2,891					

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during April 2005)									
Value at beginning of period	$9.81								
Value at end of period	$10.69								
Number of accumulation units outstanding at end of period	10,255								
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO									
(Funds were first received in this option during October 2005)									
Value at beginning of period	$10.61								
Value at end of period	$11.04								
Number of accumulation units outstanding at end of period	2,774								
ING VP BALANCED PORTFOLIO, INC.									
(Funds were first received in this option during June 1997)									
Value at beginning of period	$25.93	$23.93	$20.34	$22.902	$24.15	$24.529	$21.808	$18.837	$16.739
Value at end of period	$26.76	$25.93	$23.93	$20.34	$22.902	$24.15	$24.529	$21.808	$18.837
Number of accumulation units outstanding at end of period	161,312	182,702	205,420	239,236	266,176	291,348	343,842	429,954	454,232
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO									
(Funds were first received in this option during May 2000)									
Value at beginning of period	$3.65	$3.73	$2.59	$4.454	$5.841	$9.365			
Value at end of period	$4.03	$3.65	$3.73	$2.59	$4.454	$5.841			
Number of accumulation units outstanding at end of period	4,731	6,079	13,255	6,770	24,538	22,438			
ING VP GROWTH AND INCOME PORTFOLIO									
(Funds were first received in this option during June 1997)									
Value at beginning of period	$20.74	$19.33	$15.49	$20.855	$25.817	$29.287	$25.193	$22.226	$19.673
Value at end of period	$22.21	$20.74	$19.33	$15.49	$20.855	$25.817	$29.287	$25.193	$22.226
Number of accumulation units outstanding at end of period	2,114,387	2,484,960	2,901,193	3,285,323	3,760,768	4,335,996	4,958,303	5,670,691	6,093,102
ING VP GROWTH PORTFOLIO									
(Funds were first received in this option during December 1997)									
Value at beginning of period	$14.30	$13.51	$10.49	$14.953	$20.761	$23.875	$17.912	$13.173	$12.615
Value at end of period	$15.45	$14.30	$13.51	$10.49	$14.953	$20.761	$23.875	$17.912	$13.173
Number of accumulation units outstanding at end of period	6,070	10,746	31,187	37,975	50,160	55,705	48,373	25,257	1,565
ING VP INDEX PLUS LARGECAP PORTFOLIO									
(Funds were first received in this option during June 1997)									
Value at beginning of period	$18.68	$17.09	$13.71	$17.668	$20.692	$23.103	$18.802	$14.452	$12.748
Value at end of period	$19.46	$18.68	$17.09	$13.71	$17.668	$20.692	$23.103	$18.802	$14.452
Number of accumulation units outstanding at end of period	60,481	79,076	70,966	70,072	70,818	90,741	80,552	48,459	13,748
ING VP INDEX PLUS MIDCAP PORTFOLIO									
(Funds were first received in this option during February 2000)									
Value at beginning of period	$18.79	$16.32	$12.48	$14.374	$14.751	$12.475			
Value at end of period	$20.63	$18.79	$16.32	$12.48	$14.374	$14.751			
Number of accumulation units outstanding at end of period	18,126	21,963	16,748	14,861	7,620	6,140			

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
ING VP INDEX PLUS SMALLCAP PORTFOLIO									
(Funds were first received in this option during October 1998)									
Value at beginning of period	$14.70	$12.19	$9.07	$10.579	$10.461	$9.645	$8.815	$6.682	
Value at end of period	$15.62	$14.70	$12.19	$9.07	$10.579	$10.461	$9.645	$8.815	
Number of accumulation units outstanding at end of period	10,465	20,764	12,551	12,354	12,866	66	722	748	
ING VP INTERMEDIATE BOND PORTFOLIO									
(Funds were first received in this option during June 1997)									
Value at beginning of period	$18.96	$18.28	$17.39	$16.226	$15.087	$13.912	$14.171	$13.249	$12.629
Value at end of period	$19.34	$18.96	$18.28	$17.39	$16.226	$15.087	$13.912	$14.171	$13.249
Number of accumulation units outstanding at end of period	173,477	202,445	208,942	243,240	259,850	264,385	347,131	421,225	453,723
ING VP INTERNATIONAL VALUE PORTFOLIO									
(Funds were first received in this option during November 2004)									
Value at beginning of period	$11.87	$11.43							
Value at end of period	$12.82	$11.87							
Number of accumulation units outstanding at end of period	6,523	2,462							
ING VP MONEY MARKET PORTFOLIO									
(Funds were first received in this option during June 1997)									
Value at beginning of period	$13.90	$13.93	$13.98	$13.929	$13.571	$12.917	$12.447	$11.951	$11.674
Value at end of period	$14.14	$13.90	$13.93	$13.98	$13.929	$13.571	$12.917	$12.447	$11.951
Number of accumulation units outstanding at end of period	183,325	206,475	254,937	317,922	391,787	442,560	515,621	553,915	591,901
ING VP NATURAL RESOURCES TRUST									
(Funds were first received in this option during June 1997)									
Value at beginning of period	$18.71	$16.81	$13.04	$13.49	$16.25	$13.90	$12.336	$15.541	$15.221
Value at end of period	$26.39	$18.71	$16.81	$13.04	$13.49	$16.25	$13.90	$12.336	$15.541
Number of accumulation units outstanding at end of period	3,352	1,133	718	718	718	877	900	745	8,053
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO									
(Funds were first received in this option during September 2003)									
Value at beginning of period		$6.82	$6.54						
Value at end of period		$6.52	$6.82						
Number of accumulation units outstanding at end of period		0	2,169						
ING VP SMALL COMPANY PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$22.17	$19.63	$14.46	$19.07	$18.568	$17.617	$13.633	$13.654	$13.092
Value at end of period	$24.15	$22.17	$19.63	$14.46	$19.07	$18.568	$17.617	$13.633	$13.654
Number of accumulation units outstanding at end of period	6,275	8,472	10,494	10,407	10,912	9,443	7,350	4,297	1,779
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO									
(Funds were first received in this option during June 1997)									
Value at beginning of period	$17.46	$16.32	$14.49	$15.281	$15.795	$15.206	$14.327	$13.518	$12.496
Value at end of period	$17.97	$17.46	$16.32	$14.49	$15.281	$15.795	$15.206	$14.327	$13.518
Number of accumulation units outstanding at end of period	13,009	13,824	16,709	18,001	19,598	20,947	22,033	10,684	16,060

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO									
(Funds were first received in this option during June 1997)									
Value at beginning of period	$18.26	$16.45	$13.35	$15.622	$17.821	$18.102	$15.974	$15.453	$13.971
Value at end of period	$19.22	$18.26	$16.45	$13.35	$15.622	$17.821	$18.102	$15.974	$15.453
Number of accumulation units outstanding at end of period	0	683	683	1,085	1,133	1,660	7,679	9,888	10,257
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO									
(Funds were first received in this option during June 1997)									
Value at beginning of period	$17.66	$16.17	$13.66	$15.232	$16.526	$16.607	$15.204	$14.485	$13.199
Value at end of period	$18.33	$17.66	$16.17	$13.66	$15.232	$16.526	$16.607	$15.204	$14.485
Number of accumulation units outstanding at end of period	10,241	10,244	10,242	25,171	28,422	37,614	47,768	50,297	50,297
ING VP VALUE OPPORTUNITY PORTFOLIO									
(Funds were first received in this option during January 1998)									
Value at beginning of period	$18.00	$16.54	$13.44	$18.388	$20.602	$18.93	$16.03	$12.899	
Value at end of period	$19.02	$18.00	$16.54	$13.44	$18.388	$20.602	$18.93	$16.03	
Number of accumulation units outstanding at end of period	4,414	9,238	13,046	20,736	18,333	8,383	10,011	5,261	
JANUS ASPEN BALANCED PORTFOLIO									
(Funds were first received in this option during June 1997)									
Value at beginning of period	$25.26	$23.57	$20.92	$22.646	$24.064	$24.922	$19.908	$15.012	$13.573
Value at end of period	$26.93	$25.26	$23.57	$20.92	$22.646	$24.064	$24.922	$19.908	$15.012
Number of accumulation units outstanding at end of period	367	5,993	15,246	19,824	27,093	41,858	43,805	23,035	8,663
JANUS ASPEN LARGE CAP GROWTH PORTFOLIO									
(Funds were first received in this option during June 1997)									
Value at beginning of period	$17.95	$17.39	$13.37	$18.419	$24.782	$29.366	$20.651	$15.414	$13.985
Value at end of period	$18.49	$17.95	$17.39	$13.37	$18.419	$24.782	$29.366	$20.651	$15.414
Number of accumulation units outstanding at end of period	8	13,947	17,897	26,043	37,111	48,284	28,974	7,088	6,389
JANUS ASPEN MID CAP GROWTH PORTFOLIO									
(Funds were first received in this option during June 1997)									
Value at beginning of period	$21.26	$17.83	$13.36	$18.778	$31.406	$46.64	$20.951	$15.801	$14.156
Value at end of period	$23.58	$21.26	$17.83	$13.36	$18.778	$31.406	$46.64	$20.951	$15.801
Number of accumulation units outstanding at end of period	45	27,191	45,263	46,615	53,202	74,586	63,769	32,182	26,177
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO									
(Funds were first received in this option during June 1997)									
Value at beginning of period	$20.56	$19.87	$16.23	$22.056	$28.796	$34.574	$21.288	$16.72	$15.828
Value at end of period	$21.50	$20.56	$19.87	$16.23	$22.056	$28.796	$34.574	$21.288	$16.72
Number of accumulation units outstanding at end of period	374	36,361	55,481	61,469	63,484	101,799	84,796	67,482	63,534
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO									
(Funds were first received in this option during May 2002)									
Value at beginning of period	$11.31	$10.16	$7.85	$9.53					
Value at end of period	$11.53	$11.31	$10.16	$7.85					
Number of accumulation units outstanding at end of period	17,073	18,851	10,786	964					

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO									
(Funds were first received in this option during October 2003)									
Value at beginning of period	$12.56	$10.25	$9.48						
Value at end of period	$13.43	$12.56	$10.25						
Number of accumulation units outstanding at end of period	7,018	3,638	2,029						
NEW PERSPECTIVE FUND®									
(Funds were first received in this option during December 2004)									
Value at beginning of period	$11.34	$11.31							
Value at end of period	$12.49	$11.34							
Number of accumulation units outstanding at end of period	14	14							
OPPENHEIMER DEVELOPING MARKETS FUND									
(Funds were first received in this option during October 2004)									
Value at beginning of period	$28.79	$24.44							
Value at end of period	$40.16	$28.79							
Number of accumulation units outstanding at end of period	6,275	2,971							
OPPENHEIMER GLOBAL SECURITIES FUND/VA									
(Funds were first received in this option during October 1998)									
Value at beginning of period	$18.07	$15.35	$10.87	$14.137	$16.275	$15.681	$10.018	$8.115	
Value at end of period	$20.40	$18.07	$15.35	$10.87	$14.137	$16.275	$15.681	$10.018	
Number of accumulation units outstanding at end of period	919	29,012	15,460	9,482	9,583	14,615	6,425	2,465	
PAX WORLD BALANCED FUND, INC.									
(Funds were first received in this option during September 2004)									
Value at beginning of period	$10.56	$9.64							
Value at end of period	$10.99	$10.56							
Number of accumulation units outstanding at end of period	2,641	2,773							
PIONEER EQUITY INCOME VCT PORTFOLIO									
(Funds were first received in this option during May 2002)									
Value at beginning of period	$10.78	$9.67	$7.99	$9.64					
Value at end of period	$11.61	$11.13	$9.67	$7.99					
Number of accumulation units outstanding at end of period	14,601	0	1,073	952					
PIONEER FUND VCT PORTFOLIO									
(Funds were first received in this option during January 2004)									
Value at beginning of period	$10.12	$9.39							
Value at end of period	$10.61	$10.12							
Number of accumulation units outstanding at end of period	1,737	886							
PIONEER MID CAP VALUE VCT PORTFOLIO									
(Funds were first received in this option during September 2003)									
Value at beginning of period	$14.30	$11.86	$10.37						
Value at end of period	$15.24	$14.30	$11.86						
Number of accumulation units outstanding at end of period	2,509	2,026	5						

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997
TEMPLETON GLOBAL BOND FUND									
(Funds were first received in this option during January 2005)									
Value at beginning of period	$11.43								
Value at end of period	$11.16								
Number of accumulation units outstanding at end of period	1,129								
THE GROWTH FUND OF AMERICA®									
(Funds were first received in this option during July 2004)									
Value at beginning of period	$10.83	$10.07							
Value at end of period	$12.25	$10.83							
Number of accumulation units outstanding at end of period	19,192	9,089							
WANGER SELECT									
(Funds were first received in this option during November 2004)									
Value at beginning of period	$11.43	$11.07							
Value at end of period	$12.50	$11.43							
Number of accumulation units outstanding at end of period	15	467							
WANGER U.S. SMALLER COMPANIES									
(Funds were first received in this option during November 2004)									
Value at beginning of period	$11.59	$11.26							
Value at end of period	$12.77	$11.59							
Number of accumulation units outstanding at end of period	0	355							
WASHINGTON MUTUAL INVESTORS FUND[SM]									
(Funds were first received in this option during July 2004)									
Value at beginning of period	$10.83	$10.11							
Value at end of period	$11.10	$10.83							
Number of accumulation units outstanding at end of period	29,566	8,340							

TABLE XXXIII

FOR DEFERRED COMPENSATION CONTRACTS WITH DIFFERING
TOTAL SEPARATE ACCOUNT CHARGES (0.60% for ING VP Portfolios and 0.75% for all other funds)
(Selected data for accumulation units outstanding throughout each period)

	2005	2004	2003	2002	2001	2000
AIM V.I. CAPITAL APPRECIATION FUND						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$9.42	$8.90	$6.93	$9.225	$12.115	$15.281
Value at end of period	$10.18	$9.42	$8.90	$6.93	$9.225	$12.115
Number of accumulation units outstanding at end of period	5,517	16,698	17,453	16,770	16,204	17,938

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000
AIM V.I. CORE EQUITY FUND						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$8.48	$7.84	$6.35	$7.581	$9.898	$11.715
Value at end of period	$8.87	$8.48	$7.84	$6.35	$7.581	$9.898
Number of accumulation units outstanding at end of period	17,597	24,108	21,935	0	14,348	27,070
AIM V.I. GROWTH FUND						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$5.97	$5.56	$4.27	$6.226	$9.489	$12.051
Value at end of period	$6.37	$5.97	$5.56	$4.27	$6.226	$9.489
Number of accumulation units outstanding at end of period	8,277	14,649	12,573	11,394	11,788	16,053
AIM V.I. PREMIER EQUITY FUND						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$7.60	$7.24	$5.83	$8.427	$9.711	$10.611
Value at end of period	$7.97	$7.60	$7.24	$5.83	$8.427	$9.711
Number of accumulation units outstanding at end of period	3,096	8,399	9,243	7,551	5,139	2,804
CALVERT SOCIAL BALANCED PORTFOLIO						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$22.29	$20.74	$17.51	$20.087	$21.748	$23.113
Value at end of period	$23.37	$22.29	$20.74	$17.51	$20.087	$21.748
Number of accumulation units outstanding at end of period	4,553	5,606	5,754	5,368	5,567	5,528
EUROPACIFIC GROWTH FUND®						
(Funds were first received in this option during November 2005)						
Value at beginning of period	$12.81					
Value at end of period	$13.82					
Number of accumulation units outstanding at end of period	3,912					
FIDELITY® VIP CONTRAFUND® PORTFOLIO						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$25.43	$22.19	$17.40	$19.343	$22.209	$23.513
Value at end of period	$29.52	$25.43	$22.19	$17.40	$19.343	$22.209
Number of accumulation units outstanding at end of period	55,709	114,122	94,145	84,274	71,481	77,274
FIDELITY® VIP EQUITY-INCOME PORTFOLIO						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$21.88	$19.77	$15.28	$18.541	$19.655	$19.049
Value at end of period	$23.00	$21.88	$19.77	$15.28	$18.541	$19.655
Number of accumulation units outstanding at end of period	25,942	57,825	51,439	43,381	37,991	33,297
FIDELITY® VIP GROWTH PORTFOLIO						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$17.55	$17.11	$12.98	$18.704	$22.885	$25.914
Value at end of period	$18.43	$17.55	$17.11	$12.98	$18.704	$22.885
Number of accumulation units outstanding at end of period	56,319	200,573	213,268	182,127	179,206	183,299
FIDELITY® VIP OVERSEAS PORTFOLIO						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$15.29	$13.56	$9.53	$12.043	$15.392	$16.962
Value at end of period	$18.07	$15.29	$13.56	$9.53	$12.043	$15.392
Number of accumulation units outstanding at end of period	5,857	35,157	20,647	13,839	9,165	8,637

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000
FRANKLIN SMALL CAP VALUE SECURITIES FUND						
(Funds were first received in this option during May 2002)						
Value at beginning of period	$14.96	$12.18	$9.29	$11.57		
Value at end of period	$16.16	$14.96	$12.18	$9.29		
Number of accumulation units outstanding at end of period	12,498	26,961	5,325	2,863		
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO						
(Funds were first received in this option during January 2003)						
Value at beginning of period	$14.05	$12.86	$10.34			
Value at end of period	$14.12	$14.05	$12.86			
Number of accumulation units outstanding at end of period	1,244	2,086	1,205			
ING AMERICAN CENTURY SELECT PORTFOLIO (INITIAL CLASS)						
(Funds were first received in this option during April 2005)						
Value at beginning of period	$9.71					
Value at end of period	$10.20					
Number of accumulation units outstanding at end of period	81,794					
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during October 2002)						
Value at beginning of period	$13.13	$10.91	$8.11	$7.78		
Value at end of period	$14.06	$13.13	$10.91	$8.11		
Number of accumulation units outstanding at end of period	1,134	7,023	2,516	259		
ING BARON SMALL CAP GROWTH PORTFOLIO						
(Funds were first received in this option during October 2002)						
Value at beginning of period	$14.66	$11.54	$8.72	$8.75		
Value at end of period	$15.62	$14.66	$11.54	$8.72		
Number of accumulation units outstanding at end of period	8,033	15,872	2,591	79		
ING DAVIS VENTURE VALUE PORTFOLIO						
(Funds were first received in this option during January 2003)						
Value at beginning of period	$17.98	$16.71	$13.06			
Value at end of period	$18.54	$17.98	$16.71			
Number of accumulation units outstanding at end of period	2,556	6,700	9,857			
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO						
(Funds were first received in this option during September 2005)						
Value at beginning of period	$11.36					
Value at end of period	$11.86					
Number of accumulation units outstanding at end of period	2,632					
ING FUNDAMENTAL RESEARCH PORTFOLIO						
(Funds were first received in this option during July 2003)						
Value at beginning of period	$8.42	$7.89	$7.17			
Value at end of period	$9.04	$8.61	$7.89			
Number of accumulation units outstanding at end of period	40	1,051	141			

	2005	2004	2003	2002	2001	2000
ING GOLDMAN SACHS® STRUCTURED EQUITY PORTFOLIO						
(Funds were first received in this option during April 2003)						
Value at beginning of period	$11.00	$10.20	$8.14			
Value at end of period	$11.13	$11.00	$10.20			
Number of accumulation units outstanding at end of period	2,412	3,494	2,593			
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO						
(Funds were first received in this option during July 2005)						
Value at beginning of period	$10.69					
Value at end of period	$13.45					
Number of accumulation units outstanding at end of period	7,658					
ING JPMORGAN INTERNATIONAL PORTFOLIO						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$22.22	$18.83	$14.65	$18.021	$24.85	$25.595
Value at end of period	$24.26	$22.22	$18.83	$14.65	$18.021	$24.85
Number of accumulation units outstanding at end of period	2,185	11,251	11,412	12,531	16,421	16,938
ING JPMORGAN MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during September 2002)						
Value at beginning of period	$14.21	$11.87	$9.20	$9.12		
Value at end of period	$15.30	$14.21	$11.87	$9.20		
Number of accumulation units outstanding at end of period	6,272	12,872	6,076	3,654		
ING JULIUS BAER FOREIGN PORTFOLIO						
(Funds were first received in this option during November 2005)						
Value at beginning of period	$12.86					
Value at end of period	$13.44					
Number of accumulation units outstanding at end of period	80					
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$14.28	$13.11	$9.56	$14.888	$20.057	$24.00
Value at end of period	$15.79	$14.28	$13.11	$9.56	$14.888	$20.057
Number of accumulation units outstanding at end of period	32,516	91,393	92,957	87,612	88,671	93,440
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during May 2005)						
Value at beginning of period	$10.13					
Value at end of period	$12.47					
Number of accumulation units outstanding at end of period	205					
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$24.38	$21.76	$17.12	$24.702	$33.077	$37.485
Value at end of period	$24.58	$24.38	$21.76	$17.12	$24.702	$33.077
Number of accumulation units outstanding at end of period	7,786	20,235	25,448	27,814	29,740	29,270

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000
ING MFS TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during November 2003)						
Value at beginning of period	$12.49	$11.33	$10.75			
Value at end of period	$12.76	$12.49	$11.33			
Number of accumulation units outstanding at end of period	535	8,553	195			
ING MFS UTILITIES PORTFOLIO						
(Funds were first received in this option during May 2005)						
Value at beginning of period	$10.11					
Value at end of period	$11.45					
Number of accumulation units outstanding at end of period	760					
ING OPCAP BALANCED VALUE PORTFOLIO						
(Funds were first received in this option during June 2002)						
Value at beginning of period	$13.71	$12.53	$9.68	$10.66		
Value at end of period	$13.98	$13.71	$12.53	$9.68		
Number of accumulation units outstanding at end of period	1,410	54,210	20,141	30		
ING OPPENHEIMER GLOBAL PORTFOLIO (INITIAL CLASS)						
(Funds were first received in this option during April 2005)						
Value at beginning of period	$10.02					
Value at end of period	$11.70					
Number of accumulation units outstanding at end of period	216,488					
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO						
(Funds were first received in this option during April 2005)						
Value at beginning of period	$9.89					
Value at end of period	$10.05					
Number of accumulation units outstanding at end of period	17,613					
ING PIMCO HIGH YIELD PORTFOLIO						
(Funds were first received in this option during May 2005)						
Value at beginning of period	$9.98					
Value at end of period	$10.52					
Number of accumulation units outstanding at end of period	1,702					
ING PIMCO TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during June 2002)						
Value at beginning of period	$11.50	$11.10	$10.75	$10.11		
Value at end of period	$11.65	$11.50	$11.10	$10.75		
Number of accumulation units outstanding at end of period	5,615	13,376	11,029	6,637		
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO						
(Funds were first received in this option during August 2005)						
Value at beginning of period	$10.82					
Value at end of period	$10.97					
Number of accumulation units outstanding at end of period	6,680					

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO						
(Funds were first received in this option during April 2005)						
Value at beginning of period	$9.94					
Value at end of period	$11.14					
Number of accumulation units outstanding at end of period	230,178					
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO						
(Funds were first received in this option during December 2003)						
Value at beginning of period	$13.93	$12.22	$11.61			
Value at end of period	$14.37	$13.93	$12.22			
Number of accumulation units outstanding at end of period	850	8,541	35			
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$20.86	$19.10	$14.70	$19.309	$21.669	$23.37
Value at end of period	$21.98	$20.86	$19.10	$14.70	$19.309	$21.669
Number of accumulation units outstanding at end of period	16,904	51,059	55,852	51,250	54,994	68,020
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$16.03	$14.07	$11.35	$15.224	$19.388	$21.916
Value at end of period	$17.40	$16.03	$14.07	$11.35	$15.224	$19.388
Number of accumulation units outstanding at end of period	5,915	28,335	29,398	32,917	34,516	35,218
ING VAN KAMPEN COMSTOCK PORTFOLIO						
(Funds were first received in this option during June 2002)						
Value at beginning of period	$12.43	$10.73	$8.34	$9.66		
Value at end of period	$12.77	$12.43	$10.73	$8.34		
Number of accumulation units outstanding at end of period	9,175	13,510	5,030	3,419		
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (INITIAL CLASS)						
(Funds were first received in this option during April 2005)						
Value at beginning of period	$9.99					
Value at end of period	$10.73					
Number of accumulation units outstanding at end of period	160,371					
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO						
(Funds were first received in this option during June 2005)						
Value at beginning of period	$10.39					
Value at end of period	$11.08					
Number of accumulation units outstanding at end of period	2,482					
ING VP BALANCED PORTFOLIO, INC.						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$26.15	$24.05	$20.35	$22.825	$23.973	$24.797
Value at end of period	$27.10	$26.15	$24.05	$20.35	$22.825	$23.973
Number of accumulation units outstanding at end of period	51,079	198,331	211,239	212,957	258,874	280,298

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000
ING VP FINANCIAL SERVICES PORTFOLIO						
(Funds were first received in this option during November 2005)						
Value at beginning of period	$11.86					
Value at end of period	$11.96					
Number of accumulation units outstanding at end of period	385					
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$3.70	$3.77	$2.61	$4.472	$5.84	$8.891
Value at end of period	$4.12	$3.70	$3.77	$2.61	$4.472	$5.84
Number of accumulation units outstanding at end of period	33,412	75,162	113,617	72,429	44,852	25,944
ING VP GROWTH AND INCOME PORTFOLIO						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$20.93	$19.42	$15.50	$20.786	$25.628	$28.038
Value at end of period	$22.49	$20.93	$19.42	$15.50	$20.786	$25.628
Number of accumulation units outstanding at end of period	98,694	517,780	555,079	566,660	671,177	727,721
ING VP GROWTH PORTFOLIO						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$14.70	$13.80	$10.65	$15.075	$20.793	$24.462
Value at end of period	$15.98	$14.70	$13.80	$10.65	$15.075	$20.793
Number of accumulation units outstanding at end of period	13,756	59,365	65,888	63,907	63,366	80,897
ING VP INDEX PLUS LARGECAP PORTFOLIO						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$19.06	$17.34	$13.83	$17.73	$20.65	$22.482
Value at end of period	$19.97	$19.06	$17.34	$13.83	$17.73	$20.65
Number of accumulation units outstanding at end of period	30,634	133,996	120,188	112,773	105,875	110,804
ING VP INDEX PLUS MIDCAP PORTFOLIO						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$19.32	$16.67	$12.66	$14.491	$14.774	$15.067
Value at end of period	$21.34	$19.32	$16.67	$12.66	$14.491	$14.774
Number of accumulation units outstanding at end of period	45,144	98,233	82,714	69,506	41,097	23,200
ING VP INDEX PLUS SMALLCAP PORTFOLIO						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$15.11	$12.45	$9.20	$10.665	$10.477	$10.027
Value at end of period	$16.16	$15.11	$12.45	$9.20	$10.665	$10.477
Number of accumulation units outstanding at end of period	13,575	61,798	38,562	27,806	9,998	3,067
ING VP INTERMEDIATE BOND PORTFOLIO						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$19.27	$18.49	$17.49	$16.246	$15.03	$14.385
Value at end of period	$19.76	$19.27	$18.49	$17.49	$16.246	$15.03
Number of accumulation units outstanding at end of period	30,147	93,174	95,167	105,461	94,843	59,880

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000
ING VP INTERNATIONAL EQUITY PORTFOLIO						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$9.70	$8.33	$6.34	$8.702	$11.501	$13.152
Value at end of period	$11.26	$9.70	$8.33	$6.34	$8.702	$11.501
Number of accumulation units outstanding at end of period	1,971	12,019	10,559	8,977	6,894	4,906
ING VP INTERNATIONAL VALUE PORTFOLIO						
(Funds were first received in this option during July 2002)						
Value at beginning of period	$12.12	$10.38	$8.04	$9.42		
Value at end of period	$13.18	$12.12	$10.38	$8.04		
Number of accumulation units outstanding at end of period	1,726	10,472	6,382	1,361		
ING VP MIDCAP OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during July 2002)						
Value at beginning of period	$10.50	$9.47	$6.97	$6.99		
Value at end of period	$11.52	$10.50	$9.47	$6.97		
Number of accumulation units outstanding at end of period	183	4,922	2,901	44		
ING VP MONEY MARKET PORTFOLIO						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$14.29	$14.23	$14.18	$14.042	$13.592	$13.398
Value at end of period	$14.63	$14.29	$14.23	$14.18	$14.042	$13.592
Number of accumulation units outstanding at end of period	37,147	49,009	65,925	124,661	125,327	86,231
ING VP NATURAL RESOURCES TRUST						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$19.18	$17.13	$13.20	$13.574	$16.269	$14.773
Value at end of period	$27.23	$19.18	$17.13	$13.20	$13.574	$16.269
Number of accumulation units outstanding at end of period	16,043	4,020	1,382	1,394	4,187	4,181
ING VP REAL ESTATE PORTFOLIO						
(Funds were first received in this option during October 2005)						
Value at beginning of period	$14.02					
Value at end of period	$15.59					
Number of accumulation units outstanding at end of period	1,762					
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during July 2002)						
Value at beginning of period	$7.58	$6.92	$5.02	$6.32		
Value at end of period	$8.22	$7.58	$6.92	$5.02		
Number of accumulation units outstanding at end of period	7,155	11,773	19,389	3,419		
ING VP SMALL COMPANY PORTFOLIO						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$22.79	$20.05	$14.67	$19.224	$18.597	$19.585
Value at end of period	$24.99	$22.79	$20.05	$14.67	$19.224	$18.597
Number of accumulation units outstanding at end of period	17,963	43,220	38,272	32,961	28,246	23,758

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$17.48	$16.28	$14.42	$15.161	$15.623	$15.609
Value at end of period	$18.04	$17.48	$16.28	$14.42	$15.161	$15.623
Number of accumulation units outstanding at end of period	6,298	8,238	7,299	5,172	4,305	3,716
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$18.28	$16.42	$13.29	$15.499	$17.628	$18.231
Value at end of period	$19.30	$18.28	$16.42	$13.29	$15.499	$17.628
Number of accumulation units outstanding at end of period	6,297	13,800	12,205	10,298	9	7,890
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$17.68	$16.14	$13.59	$15.113	$16.347	$16.707
Value at end of period	$18.40	$17.68	$16.14	$13.59	$15.113	$16.347
Number of accumulation units outstanding at end of period	1,435	7,085	6,373	5,772	4,885	4,111
ING VP VALUE OPPORTUNITY PORTFOLIO						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$18.50	$16.90	$13.64	$18.538	$20.634	$20.65
Value at end of period	$19.68	$18.50	$16.90	$13.64	$18.538	$20.634
Number of accumulation units outstanding at end of period	16,820	31,548	28,633	24,214	21,307	17,416
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO						
(Funds were first received in this option during May 2002)						
Value at beginning of period	$11.50	$10.29	$7.91	$9.64		
Value at end of period	$11.79	$11.50	$10.29	$7.91		
Number of accumulation units outstanding at end of period	57,775	75,691	28,022	3,329		
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO						
(Funds were first received in this option during May 2002)						
Value at beginning of period	$12.78	$10.38	$8.38	$9.73		
Value at end of period	$13.73	$12.78	$10.38	$8.38		
Number of accumulation units outstanding at end of period	46,514	36,588	13,734	1,646		
NEW PERSPECTIVE FUND®						
(Funds were first received in this option during November 2005)						
Value at beginning of period	$11.95					
Value at end of period	$12.56					
Number of accumulation units outstanding at end of period	10					
OPPENHEIMER DEVELOPING MARKETS FUND						
(Funds were first received in this option during September 2005)						
Value at beginning of period	$37.43					
Value at end of period	$41.23					
Number of accumulation units outstanding at end of period	6,817					

	2005	2004	2003	2002	2001	2000
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA						
(Funds were first received in this option during June 2005)						
Value at beginning of period	$10.61					
Value at end of period	$11.76					
Number of accumulation units outstanding at end of period	485					
PIMCO VIT REAL RETURN PORTFOLIO						
(Funds were first received in this option during December 2005)						
Value at beginning of period	$10.92					
Value at end of period	$10.98					
Number of accumulation units outstanding at end of period	713					
PIONEER EQUITY INCOME VCT PORTFOLIO						
(Funds were first received in this option during May 2002)						
Value at beginning of period	$11.31	$9.79	$8.05	$9.70		
Value at end of period	$11.87	$11.31	$9.79	$8.05		
Number of accumulation units outstanding at end of period	25,852	15,538	9,226	2,591		
PIONEER FUND VCT PORTFOLIO						
(Funds were first received in this option during November 2003)						
Value at beginning of period	$10.29	$9.32	$8.92			
Value at end of period	$10.85	$10.29	$9.32			
Number of accumulation units outstanding at end of period	706	207	30			
PIONEER MID CAP VALUE VCT PORTFOLIO						
(Funds were first received in this option during June 2002)						
Value at beginning of period	$14.55	$12.00	$8.80	$9.93		
Value at end of period	$15.58	$14.55	$12.00	$8.80		
Number of accumulation units outstanding at end of period	9,391	29,821	7,685	86		
TEMPLETON GLOBAL BOND FUND						
(Funds were first received in this option during November 2005)						
Value at beginning of period	$10.96					
Value at end of period	$11.22					
Number of accumulation units outstanding at end of period	719					
THE GROWTH FUND OF AMERICA®						
(Funds were first received in this option during October 2005)						
Value at beginning of period	$11.22					
Value at end of period	$12.32					
Number of accumulation units outstanding at end of period	2,299					
WANGER U.S. SMALLER COMPANIES						
(Funds were first received in this option during October 2005)						
Value at beginning of period	$11.99					
Value at end of period	$12.84					
Number of accumulation units outstanding at end of period	943					
WASHINGTON MUTUAL INVESTORS FUND℠						
(Funds were first received in this option during October 2005)						
Value at beginning of period	$10.65					
Value at end of period	$11.16					
Number of accumulation units outstanding at end of period	1,062					

TABLE XXXIV

FOR DEFERRED COMPENSATION CONTRACTS WITH DIFFERING
TOTAL SEPARATE ACCOUNT CHARGES (0.75% for ING VP Portfolios and 0.90% for all other funds)
(Selected data for accumulation units outstanding throughout each period)

	2005	2004	2003	2002	2001	2000
AIM V.I. CAPITAL APPRECIATION FUND						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$9.36	$8.86	$6.90	$9.207	$12.11	$14.236
Value at end of period	$10.10	$9.36	$8.86	$6.90	$9.207	$12.11
Number of accumulation units outstanding at end of period	2,731	3,280	4,297	4,711	2,546	660
AIM V.I. CORE EQUITY FUND						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$8.43	$7.81	$6.33	$7.566	$9.894	$11.14
Value at end of period	$8.80	$8.43	$7.81	$6.33	$7.566	$9.894
Number of accumulation units outstanding at end of period	18,626	17,356	22,411	20,464	24,172	8,540
AIM V.I. GROWTH FUND						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$5.93	$5.53	$4.25	$6.214	$9.485	$11.267
Value at end of period	$6.32	$5.93	$5.53	$4.25	$6.214	$9.485
Number of accumulation units outstanding at end of period	17,730	16,886	13,662	11,475	10,043	2,055
AIM V.I. PREMIER EQUITY FUND						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$7.55	$7.21	$5.81	$8.411	$9.707	$10.085
Value at end of period	$7.91	$7.55	$7.21	$5.81	$8.411	$9.707
Number of accumulation units outstanding at end of period	1,314	1,229	2,561	1,801	1,332	114
CALVERT SOCIAL BALANCED PORTFOLIO						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$22.14	$20.64	$17.45	$20.048	$21.739	$22.61
Value at end of period	$23.19	$22.14	$20.64	$17.45	$20.048	$21.739
Number of accumulation units outstanding at end of period	380	289	24	12	270	227
EUROPACIFIC GROWTH FUND®						
(Funds were first received in this option during November 2005)						
Value at beginning of period	$12.79					
Value at end of period	$13.80					
Number of accumulation units outstanding at end of period	6,001					
FIDELITY® VIP CONTRAFUND® PORTFOLIO						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$25.27	$22.08	$17.34	$19.306	$22.199	$22.768
Value at end of period	$29.29	$25.27	$22.08	$17.34	$19.306	$22.199
Number of accumulation units outstanding at end of period	25,279	17,373	12,064	10,018	11,888	7,666

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000
FIDELITY® VIP EQUITY-INCOME PORTFOLIO						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$21.74	$19.67	$15.23	$18.505	$19.647	$18.652
Value at end of period	$22.81	$21.74	$19.67	$15.23	$18.505	$19.647
Number of accumulation units outstanding at end of period	25,536	27,716	22,091	22,003	20,834	15,603
FIDELITY® VIP GROWTH PORTFOLIO						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$17.44	$17.02	$12.93	$18.668	$22.876	$25.026
Value at end of period	$18.29	$17.44	$17.02	$12.93	$18.668	$22.876
Number of accumulation units outstanding at end of period	42,063	44,951	44,850	41,677	42,755	23,381
FIDELITY® VIP OVERSEAS PORTFOLIO						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$15.19	$13.49	$9.50	$12.02	$15.386	$16.449
Value at end of period	$17.93	$15.19	$13.49	$9.50	$12.02	$15.386
Number of accumulation units outstanding at end of period	3,005	2,816	2,044	1,269	1,792	1,669
FRANKLIN SMALL CAP VALUE SECURITIES FUND						
(Funds were first received in this option during May 2002)						
Value at beginning of period	$14.89	$12.14	$9.27	$11.653		
Value at end of period	$16.05	$14.89	$12.14	$9.27		
Number of accumulation units outstanding at end of period	23,976	22,676	11,150	11,800		
ING ALLIANCEBERNSTEIN MID CAP GROWTH PORTFOLIO						
(Funds were first received in this option during December 2005)						
Value at beginning of period	$13.09					
Value at end of period	$12.50					
Number of accumulation units outstanding at end of period	190					
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO						
(Funds were first received in this option during January 2003)						
Value at beginning of period	$13.99	$12.82	$9.56			
Value at end of period	$14.03	$13.99	$12.82			
Number of accumulation units outstanding at end of period	4,092	6,162	4,133			
ING AMERICAN CENTURY SELECT PORTFOLIO (INITIAL CLASS)						
(Funds were first received in this option during April 2005)						
Value at beginning of period	$9.70					
Value at end of period	$10.19					
Number of accumulation units outstanding at end of period	36,488					
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during February 2003)						
Value at beginning of period	$13.08	$10.88	$7.65			
Value at end of period	$13.98	$13.08	$10.88			
Number of accumulation units outstanding at end of period	1,530	947	39			

	2005	2004	2003	2002	2001	2000
ING BARON SMALL CAP GROWTH PORTFOLIO						
(Funds were first received in this option during May 2002)						
Value at beginning of period	$14.60	$11.51	$8.71	$10.00		
Value at end of period	$15.54	$14.60	$11.51	$8.71		
Number of accumulation units outstanding at end of period	7,731	8,431	2,043	2,753		
ING DAVIS VENTURE VALUE PORTFOLIO						
(Funds were first received in this option during January 2003)						
Value at beginning of period	$17.90	$16.65	$12.08			
Value at end of period	$18.43	$17.90	$16.65			
Number of accumulation units outstanding at end of period	2,725	3,101	1,879			
ING EVERGREEN HEALTH SCIENCES PORTFOLIO						
(Funds were first received in this option during August 2005)						
Value at beginning of period	$10.83					
Value at end of period	$11.23					
Number of accumulation units outstanding at end of period	4					
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO						
(Funds were first received in this option during October 2005)						
Value at beginning of period	$11.03					
Value at end of period	$11.85					
Number of accumulation units outstanding at end of period	3,714					
ING FUNDAMENTAL RESEARCH PORTFOLIO						
(Funds were first received in this option during March 2005)						
Value at beginning of period	$8.47					
Value at end of period	$8.97					
Number of accumulation units outstanding at end of period	50					
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO						
(Funds were first received in this option during July 2005)						
Value at beginning of period	$11.21					
Value at end of period	$13.44					
Number of accumulation units outstanding at end of period	5,084					
ING JPMORGAN INTERNATIONAL PORTFOLIO						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$22.07	$18.73	$14.60	$17.987	$24.839	$25.253
Value at end of period	$24.07	$22.07	$18.73	$14.60	$17.987	$24.839
Number of accumulation units outstanding at end of period	1,975	1,545	1,853	1,910	1,652	677
ING JPMORGAN MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during November 2002)						
Value at beginning of period	$14.16	$11.84	$9.19	$9.08		
Value at end of period	$15.22	$14.16	$11.84	$9.19		
Number of accumulation units outstanding at end of period	4,711	2,285	1,100	325		

	2005	2004	2003	2002	2001	2000
ING JPMORGAN SMALL CAP EQUITY PORTFOLIO						
(Funds were first received in this option during July 2005)						
Value at beginning of period	$11.36					
Value at end of period	$11.32					
Number of accumulation units outstanding at end of period	90					
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$14.19	$13.05	$9.53	$14.859	$20.048	$22.873
Value at end of period	$15.67	$14.19	$13.05	$9.53	$14.859	$20.048
Number of accumulation units outstanding at end of period	17,306	17,716	20,703	17,102	16,554	6,332
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during November 2005)						
Value at beginning of period	$11.39					
Value at end of period	$12.46					
Number of accumulation units outstanding at end of period	76					
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$24.23	$21.66	$17.06	$24.654	$33.063	$36.09
Value at end of period	$24.39	$24.23	$21.66	$17.06	$24.654	$33.063
Number of accumulation units outstanding at end of period	4,479	5,174	4,883	4,094	5,483	2,496
ING MFS TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during October 2003)						
Value at beginning of period	$12.46	$11.31	$10.77			
Value at end of period	$12.71	$12.46	$11.31			
Number of accumulation units outstanding at end of period	20,713	1,127	360			
ING OPCAP BALANCED VALUE PORTFOLIO						
(Funds were first received in this option during January 2003)						
Value at beginning of period	$13.65	$12.48	$9.57			
Value at end of period	$13.89	$13.65	$12.48			
Number of accumulation units outstanding at end of period	1,764	2,619	2,094			
ING OPPENHEIMER GLOBAL PORTFOLIO (INITIAL CLASS)						
(Funds were first received in this option during April 2005)						
Value at beginning of period	$10.02					
Value at end of period	$11.69					
Number of accumulation units outstanding at end of period	132,754					
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO						
(Funds were first received in this option during April 2005)						
Value at beginning of period	$9.89					
Value at end of period	$10.04					
Number of accumulation units outstanding at end of period	31,278					

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000
ING PIMCO HIGH YIELD PORTFOLIO						
(Funds were first received in this option during July 2005)						
Value at beginning of period	$10.39					
Value at end of period	$10.51					
Number of accumulation units outstanding at end of period	174					
ING PIMCO TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during August 2002)						
Value at beginning of period	$11.45	$11.08	$10.74	$10.30		
Value at end of period	$11.59	$11.45	$11.08	$10.74		
Number of accumulation units outstanding at end of period	11,686	8,977	9,292	15,165		
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO						
(Funds were first received in this option during July 2005)						
Value at beginning of period	$10.68					
Value at end of period	$10.96					
Number of accumulation units outstanding at end of period	2,608					
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO						
(Funds were first received in this option during April 2005)						
Value at beginning of period	$9.94					
Value at end of period	$11.13					
Number of accumulation units outstanding at end of period	158,793					
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO						
(Funds were first received in this option during September 2003)						
Value at beginning of period	$13.89	$12.20	$11.11			
Value at end of period	$14.31	$13.89	$12.20			
Number of accumulation units outstanding at end of period	3,510	2,336	478			
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$20.73	$19.01	$14.65	$19.272	$21.66	$22.363
Value at end of period	$21.81	$20.73	$19.01	$14.65	$19.272	$21.66
Number of accumulation units outstanding at end of period	26,171	27,981	25,227	23,979	26,494	14,653
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$15.93	$14.01	$11.31	$15.194	$19.38	$21.17
Value at end of period	$17.27	$15.93	$14.01	$11.31	$15.194	$19.38
Number of accumulation units outstanding at end of period	13,509	13,043	13,636	16,871	19,141	18,054
ING VAN KAMPEN COMSTOCK PORTFOLIO						
(Funds were first received in this option during July 2003)						
Value at beginning of period	$12.38	$10.70	$9.42			
Value at end of period	$12.69	$12.38	$10.70			
Number of accumulation units outstanding at end of period	719	1,756	683			

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (INITIAL CLASS)						
(Funds were first received in this option during April 2005)						
Value at beginning of period	$9.98					
Value at end of period	$10.72					
Number of accumulation units outstanding at end of period	39,273					
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO						
(Funds were first received in this option during November 2005)						
Value at beginning of period	$10.98					
Value at end of period	$11.07					
Number of accumulation units outstanding at end of period	72					
ING VP BALANCED PORTFOLIO, INC.						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$25.98	$23.93	$20.28	$22.781	$23.962	$24.00
Value at end of period	$26.89	$25.98	$23.93	$20.28	$22.781	$23.962
Number of accumulation units outstanding at end of period	19,252	20,569	18,318	23,517	27,462	16,891
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$3.68	$3.76	$2.60	$4.463	$5.837	$7.855
Value at end of period	$4.08	$3.68	$3.76	$2.60	$4.463	$5.837
Number of accumulation units outstanding at end of period	23,024	23,077	16,270	17,726	6,339	381
ING VP GROWTH AND INCOME PORTFOLIO						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$20.79	$19.33	$15.44	$20.745	$25.617	$26.982
Value at end of period	$22.31	$20.79	$19.33	$15.44	$20.745	$25.617
Number of accumulation units outstanding at end of period	74,539	75,252	76,221	75,718	85,130	34,056
ING VP GROWTH PORTFOLIO						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$14.61	$13.73	$10.61	$15.045	$20.784	$23.388
Value at end of period	$15.86	$14.61	$13.73	$10.61	$15.045	$20.784
Number of accumulation units outstanding at end of period	13,455	17,836	18,942	15,097	13,348	2,394
ING VP INDEX PLUS LARGECAP PORTFOLIO						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$18.94	$17.26	$13.78	$17.696	$20.641	$21.677
Value at end of period	$19.81	$18.94	$17.26	$13.78	$17.696	$20.641
Number of accumulation units outstanding at end of period	32,766	31,598	22,932	17,334	24,497	7,168
ING VP INDEX PLUS MIDCAP PORTFOLIO						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$19.20	$16.59	$12.62	$14.463	$14.768	$14.459
Value at end of period	$21.17	$19.20	$16.59	$12.62	$14.463	$14.768
Number of accumulation units outstanding at end of period	38,005	32,925	21,077	18,917	13,046	3,480

	2005	2004	2003	2002	2001	2000
ING VP INDEX PLUS SMALLCAP PORTFOLIO						
(Funds were first received in this option during January 2001)						
Value at beginning of period	$15.01	$12.39	$9.17	$10.644	$10.303	
Value at end of period	$16.04	$15.01	$12.39	$9.17	$10.644	
Number of accumulation units outstanding at end of period	13,721	16,040	10,241	13,466	6,129	
ING VP INTERMEDIATE BOND PORTFOLIO						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$19.15	$18.39	$17.43	$16.214	$15.023	$14.416
Value at end of period	$19.60	$19.15	$18.39	$17.43	$16.214	$15.023
Number of accumulation units outstanding at end of period	30,702	31	23,127	23,432	46,817	4,465
ING VP INTERNATIONAL EQUITY PORTFOLIO						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$9.63	$8.28	$6.32	$8.685	$11.496	$12.586
Value at end of period	$11.18	$9.63	$8.28	$6.32	$8.685	$11.496
Number of accumulation units outstanding at end of period	481	382	1,198	303	290	2
ING VP INTERNATIONAL VALUE PORTFOLIO						
(Funds were first received in this option during June 2002)						
Value at beginning of period	$12.01	$10.32	$8.02	$9.99		
Value at end of period	$13.03	$12.01	$10.32	$8.02		
Number of accumulation units outstanding at end of period	4,743	2,899	175	15		
ING VP MIDCAP OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during March 2003)						
Value at beginning of period	$10.41	$9.41	$6.58			
Value at end of period	$11.38	$10.41	$9.41			
Number of accumulation units outstanding at end of period	1,537	1,494	665			
ING VP MONEY MARKET PORTFOLIO						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$14.20	$14.16	$14.14	$14.015	$13.586	$13.409
Value at end of period	$14.52	$14.20	$14.16	$14.14	$14.015	$13.586
Number of accumulation units outstanding at end of period	26,649	39,610	32,059	38,273	37,077	27,084
ING VP NATURAL RESOURCES TRUST						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$18.99	$17.00	$13.15	$13.548	$16.262	$15.024
Value at end of period	$26.88	$18.99	$17.00	$13.15	$13.548	$16.262
Number of accumulation units outstanding at end of period	2,471	617	643	927	1,208	823
ING VP REAL ESTATE PORTFOLIO						
(Funds were first received in this option during November 2005)						
Value at beginning of period	$15.05					
Value at end of period	$15.55					
Number of accumulation units outstanding at end of period	174					

	2005	2004	2003	2002	2001	2000
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during December 2002)						
Value at beginning of period	$7.51	$6.88	$5.01	$5.69		
Value at end of period	$8.12	$7.51	$6.88	$5.01		
Number of accumulation units outstanding at end of period	1,376	1,234	359	269		
ING VP SMALL COMPANY PORTFOLIO						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$22.65	$19.95	$14.62	$19.187	$18.589	$18.318
Value at end of period	$24.79	$22.65	$19.95	$14.62	$19.187	$18.589
Number of accumulation units outstanding at end of period	8,587	10,561	12,997	11,323	9,990	2,705
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$17.37	$16.20	$14.37	$15.131	$15.616	$15.374
Value at end of period	$17.90	$17.37	$16.20	$14.37	$15.131	$15.616
Number of accumulation units outstanding at end of period	902	685	499	319	527	966
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$18.17	$16.34	$13.24	$15.469	$17.62	$17.673
Value at end of period	$19.15	$18.17	$16.34	$13.24	$15.469	$17.62
Number of accumulation units outstanding at end of period	292	320	494	409	628	663
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$17.53			$15.083	$16.34	$16.294
Value at end of period	$18.26			$15.46	$15.083	$16.34
Number of accumulation units outstanding at end of period	310			0	361	304
ING VP VALUE OPPORTUNITY PORTFOLIO						
(Funds were first received in this option during October 2000)						
Value at beginning of period	$18.38	$16.81	$13.60	$18.502	$20.625	$20.538
Value at end of period	$19.53	$18.38	$16.81	$13.60	$18.502	$20.625
Number of accumulation units outstanding at end of period	8,442	8,121	7,177	8,415	8,353	591
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO						
(Funds were first received in this option during July 2002)						
Value at beginning of period	$11.44	$10.25	$7.89	$8.61		
Value at end of period	$11.71	$11.44	$10.25	$7.89		
Number of accumulation units outstanding at end of period	15,939	11,721	2,908	2,135		

	2005	2004	2003	2002	2001	2000
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO						
(Funds were first received in this option during June 2002)						
Value at beginning of period	$12.71	$10.34	$8.36	$9.43		
Value at end of period	$13.64	$12.71	$10.34	$8.36		
Number of accumulation units outstanding at end of period	15,598	5,810	1,862	491		
OPPENHEIMER DEVELOPING MARKETS FUND						
(Funds were first received in this option during October 2005)						
Value at beginning of period	$36.82					
Value at end of period	$40.90					
Number of accumulation units outstanding at end of period	2,705					
PAX WORLD BALANCED FUND, INC.						
(Funds were first received in this option during November 2005)						
Value at beginning of period	$11.20					
Value at end of period	$11.20					
Number of accumulation units outstanding at end of period	143					
PIONEER EQUITY INCOME VCT PORTFOLIO						
(Funds were first received in this option during October 2002)						
Value at beginning of period	$11.25	$9.76	$8.03	$7.20		
Value at end of period	$11.79	$11.25	$9.76	$8.03		
Number of accumulation units outstanding at end of period	14,042	7,310	1,090	182		
PIONEER FUND VCT PORTFOLIO						
(Funds were first received in this option during August 2003)						
Value at beginning of period	$10.16	$9.29	$8.37			
Value at end of period	$10.77	$9.36	$9.29			
Number of accumulation units outstanding at end of period	10	0	53			
PIONEER MID CAP VALUE VCT PORTFOLIO						
(Funds were first received in this option during May 2002)						
Value at beginning of period	$14.48	$11.96	$8.78	$10.47		
Value at end of period	$15.48	$14.48	$11.96	$8.78		
Number of accumulation units outstanding at end of period	23,355	6,801	642	1,260		
THE GROWTH FUND OF AMERICA®						
(Funds were first received in this option during November 2005)						
Value at beginning of period	$12.04					
Value at end of period	$12.30					
Number of accumulation units outstanding at end of period	1,716					

TABLE XXXV

FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.95%
EFFECTIVE ON OR AFTER DECEMBER 16, 1996
(Selected data for accumulation units outstanding throughout each period)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
AIM V.I. CAPITAL APPRECIATION FUND										
(Funds were first received in this option during June 1999)										
Value at beginning of period	$9.36	$8.86	$6.91	$9.218	$12.13	$13.745	$9.66			
Value at end of period	$10.09	$9.36	$8.86	$6.91	$9.218	$12.13	$13.745			
Number of accumulation units outstanding at end of period	5,793	5,426	4,770	12,673	8,512	7,589	42			
AIM V.I. CORE EQUITY FUND										
(Funds were first received in this option during June 1999)										
Value at beginning of period	$8.43	$7.81	$6.33	$7.575	$9.911	$11.71	$9.601			
Value at end of period	$8.79	$8.43	$7.81	$6.33	$7.575	$9.911	$11.71			
Number of accumulation units outstanding at end of period	3,099	6,402	5,704	5,554	8,421	3,109	115			
AIM V.I. GROWTH FUND										
(Funds were first received in this option during June 1999)										
Value at beginning of period	$5.95	$5.55	$4.27	$6.24	$9.529	$12.098	$10.595			
Value at end of period	$6.33	$5.95	$5.55	$4.27	$6.24	$9.529	$12.098			
Number of accumulation units outstanding at end of period	9,758	9,650	7,172	5,235	5,935	2,847	18			
AIM V.I. PREMIER EQUITY FUND										
(Funds were first received in this option during June 1999)										
Value at beginning of period	$7.55	$7.20	$5.81	$8.417	$9.719	$11.495	$9.845			
Value at end of period	$7.90	$7.55	$7.20	$5.81	$8.417	$9.719	$11.495			
Number of accumulation units outstanding at end of period	3,249	5,023	4,613	8,659	7,627	4,687	674			
CALVERT SOCIAL BALANCED PORTFOLIO										
Value at beginning of period	$22.35	$20.84	$17.64	$20.267	$21.987	$22.913	$20.612	$17.896	$15.046	$13.527
Value at end of period	$23.39	$22.35	$20.84	$17.64	$20.267	$21.987	$22.913	$20.612	$17.896	$15.046
Number of accumulation units outstanding at end of period	2,963	2,919	2,888	3,346	5,995	5,812	6,811	37,944	62,328	21,317
EUROPACIFIC GROWTH FUND®										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$12.47									
Value at end of period	$13.76									
Number of accumulation units outstanding at end of period	197									
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$25.51	$22.30	$17.52	$19.516	$22.453	$24.274	$19.722	$15.318	$12.457	$10.397
Value at end of period	$29.55	$25.51	$22.30	$17.52	$19.516	$22.453	$24.00	$19.722	$15.318	$12.457
Number of accumulation units outstanding at end of period	47,548	36,904	38,784	40,914	43,865	39,966	37,380	187,525	263,159	41,394
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$21.95	$19.87	$15.39	$18.707	$19.871	$18.502	$17.567	$15.887	$12.52	$11.092
Value at end of period	$23.02	$21.95	$19.87	$15.39	$18.707	$19.871	$18.502	$17.567	$15.887	$12.52
Number of accumulation units outstanding at end of period	34,562	32,807	32,242	33,035	24,295	13,789	14,979	68,970	114,725	27,814

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
FIDELITY® VIP GROWTH PORTFOLIO										
Value at beginning of period	$17.61	$17.19	$13.07	$18.872	$23.137	$26.237	$19.273	$13.948	$11.404	$10.066
Value at end of period	$18.45	$17.61	$17.19	$13.07	$18.872	$23.137	$26.237	$19.273	$13.948	$11.404
Number of accumulation units outstanding at end of period	33,625	38,369	40,387	61,965	73,611	63,542	43,826	176,188	191,151	60,491
FIDELITY® VIP OVERSEAS PORTFOLIO										
Value at beginning of period	$15.34	$13.63	$9.59	$12.151	$15.561	$19.42	$13.746	$12.308	$11.138	$9.961
Value at end of period	$18.09	$15.34	$13.63	$9.59	$12.151	$15.561	$19.42	$13.746	$12.308	$11.138
Number of accumulation units outstanding at end of period	7,709	8,678	7,677	7,288	4,798	4,699	3,845	17,178	19,949	2,023
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
(Funds were first received in this option during June 2002)										
Value at beginning of period	$14.86	$12.12	$9.26	$10.97						
Value at end of period	$16.01	$14.86	$12.12	$9.26						
Number of accumulation units outstanding at end of period	3,705	4,473	1,392	203						
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO										
(Funds were first received in this option during July 2003)										
Value at beginning of period	$13.96	$12.81	$11.50							
Value at end of period	$14.01	$13.96	$12.81							
Number of accumulation units outstanding at end of period	1,360	1,621	1,466							
ING AMERICAN CENTURY SELECT PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$9.70									
Value at end of period	$10.19									
Number of accumulation units outstanding at end of period	34,400									
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during August 2002)										
Value at beginning of period	$13.06	$10.87	$8.10	$8.35						
Value at end of period	$13.96	$13.06	$10.87	$8.10						
Number of accumulation units outstanding at end of period	493	616	231	359						
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2003)										
Value at beginning of period	$14.58	$11.50	$8.73							
Value at end of period	$15.51	$14.58	$11.50							
Number of accumulation units outstanding at end of period	2,692	2,376	1,793							
ING DAVIS VENTURE VALUE PORTFOLIO										
(Funds were first received in this option during January 2003)										
Value at beginning of period	$17.87	$16.64	$13.21							
Value at end of period	$18.39	$17.87	$16.64							
Number of accumulation units outstanding at end of period	398	486	186							

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING EVERGREEN HEALTH SCIENCES PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$10.83									
Value at end of period	$11.23									
Number of accumulation units outstanding at end of period	49									
ING FMR^SM DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$11.46									
Value at end of period	$11.85									
Number of accumulation units outstanding at end of period	219									
ING GOLDMAN SACHS® STRUCTURED EQUITY PORTFOLIO										
(Funds were first received in this option during October 2003)										
Value at beginning of period	$10.93	$10.15	$9.52							
Value at end of period	$11.04	$10.93	$10.15							
Number of accumulation units outstanding at end of period	644	687	649							
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$11.77									
Value at end of period	$13.43									
Number of accumulation units outstanding at end of period	5,302									
ING JPMORGAN INTERNATIONAL PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$22.28	$18.92	$14.75	$18.183	$25.123	$31.542	$20.102	$17.04	$16.825	
Value at end of period	$24.29	$22.28	$18.92	$14.75	$18.183	$25.123	$31.542	$20.102	$17.04	
Number of accumulation units outstanding at end of period	20,263	24,860	20,826	30,118	34,445	37,706	35,480	353,311	457,354	
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during July 2002)										
Value at beginning of period	$14.14	$11.83	$9.19	$9.27						
Value at end of period	$15.19	$14.14	$11.83	$9.19						
Number of accumulation units outstanding at end of period	1,119	703	301	104						
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$14.32	$13.18	$9.63	$15.021	$20.277	$28.743	$19.232	$14.974	$15.158	
Value at end of period	$15.81	$14.32	$13.18	$9.63	$15.021	$20.277	$28.743	$19.232	$14.974	
Number of accumulation units outstanding at end of period	16,983	18,931	17,631	60,764	79,163	75,358	73,452	398,717	703,653	
ING MARSICO GROWTH PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$10.82									
Value at end of period	$11.41									
Number of accumulation units outstanding at end of period	832									

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$11.40									
Value at end of period	$12.46									
Number of accumulation units outstanding at end of period	397									
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$24.46	$21.87	$17.24	$24.923	$33.44	$35.806	$24.294	$19.352	$19.071	
Value at end of period	$24.60	$24.46	$21.87	$17.24	$24.923	$33.44	$35.806	$24.294	$19.352	
Number of accumulation units outstanding at end of period	13,559	18,923	18,852	23,555	26,054	24,245	18,282	171,102	206,191	
ING MFS TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during November 2003)										
Value at beginning of period	$12.45	$11.31	$10.79							
Value at end of period	$12.69	$12.45	$11.31							
Number of accumulation units outstanding at end of period	613	561	477							
ING MFS UTILITIES PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$10.59									
Value at end of period	$11.43									
Number of accumulation units outstanding at end of period	1,027									
ING OPCAP BALANCED VALUE PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period	$13.63	$12.47	$9.66	$10.86						
Value at end of period	$13.86	$13.63	$12.47	$9.66						
Number of accumulation units outstanding at end of period	707	680	590	26						
ING OPPENHEIMER GLOBAL PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$10.02									
Value at end of period	$11.68									
Number of accumulation units outstanding at end of period	139,577									
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$9.89									
Value at end of period	$10.03									
Number of accumulation units outstanding at end of period	24,536									
ING PIMCO HIGH YIELD PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$10.41									
Value at end of period	$10.50									
Number of accumulation units outstanding at end of period	593									

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING PIMCO TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during August 2002)										
Value at beginning of period	$11.44	$11.07	$10.74	$10.30						
Value at end of period	$11.57	$11.44	$11.07	$10.74						
Number of accumulation units outstanding at end of period	3,107	2,390	12,578	1,481						
ING SOLUTION 2025 PORTFOLIO										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$10.65									
Value at end of period	$10.93									
Number of accumulation units outstanding at end of period	105									
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$10.64									
Value at end of period	$10.95									
Number of accumulation units outstanding at end of period	179									
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$9.93									
Value at end of period	$11.12									
Number of accumulation units outstanding at end of period	122,399									
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during October 2003)										
Value at beginning of period	$13.88	$12.20	$11.34							
Value at end of period	$14.29	$13.88	$12.20							
Number of accumulation units outstanding at end of period	2,793	1,688	705							
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$20.92	$19.20	$14.80	$19.482	$21.907	$22.123	$18.258	$14.445	$14.153	
Value at end of period	$22.00	$20.92	$19.20	$14.80	$19.482	$21.907	$22.123	$18.258	$14.445	
Number of accumulation units outstanding at end of period	11,002	13,139	15,550	15,776	23,775	21,531	19,172	109,123	200,374	
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$16.08	$14.14	$11.43	$15.36	$19.601	$20.716	$16.861	$13.839	$14.108	
Value at end of period	$17.42	$16.08	$14.14	$11.43	$15.36	$19.601	$20.716	$16.861	$13.839	
Number of accumulation units outstanding at end of period	14,908	20,498	20,672	41,305	61,575	64,259	66,415	431,603	627,658	
ING VAN KAMPEN COMSTOCK PORTFOLIO										
(Funds were first received in this option during April 2003)										
Value at beginning of period	$12.36	$10.69	$8.37							
Value at end of period	$12.67	$12.36	$10.69							
Number of accumulation units outstanding at end of period	5,050	5,083	3,990							

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$9.98									
Value at end of period	$10.71									
Number of accumulation units outstanding at end of period	33,741									
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$10.72									
Value at end of period	$11.07									
Number of accumulation units outstanding at end of period	15									
ING VP BALANCED PORTFOLIO, INC.										
Value at beginning of period	$26.06	$24.05	$20.42	$22.987	$24.228	$24.596	$21.857	$18.87	$15.553	$13.673
Value at end of period	$26.91	$26.06	$24.05	$20.42	$22.987	$24.228	$24.596	$21.857	$18.87	$15.553
Number of accumulation units outstanding at end of period	48,380	56,053	67,625	73,073	85,982	83,252	86,058	771,906	1,144,876	270,688
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO										
(Funds were first received in this option during June 2000)										
Value at beginning of period	$3.65	$3.74	$2.59	$4.458	$5.842	$9.95				
Value at end of period	$4.05	$3.65	$3.74	$2.59	$4.458	$5.842				
Number of accumulation units outstanding at end of period	17,334	18,325	20,959	35,654	29,525	21,058				
ING VP GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$20.85	$19.42	$15.55	$20.933	$25.90	$29.367	$25.249	$22.264	$17.304	$14.077
Value at end of period	$22.34	$20.85	$19.42	$15.55	$20.933	$25.90	$29.367	$25.249	$22.264	$17.304
Number of accumulation units outstanding at end of period	324,582	395,518	428,544	635,531	832,516	878,040	975,160	4,070,904	8,238,898	3,033,655
ING VP GROWTH PORTFOLIO										
(Funds were first received in this option during December 1997)										
Value at beginning of period	$14.64	$13.79	$10.68	$15.167	$20.994	$24.071	$18.005	$13.202	$12.912	
Value at end of period	$15.86	$14.64	$13.79	$10.68	$15.167	$20.994	$24.071	$18.005	$13.202	
Number of accumulation units outstanding at end of period	7,583	7,482	6,514	24,734	34,573	38,168	24,434	59,374	7	
ING VP INDEX PLUS LARGECAP PORTFOLIO										
(The initial accumulation unit value was established during December 1996 when the portfolio became available under the contract, when the funds were first received in this option or when the applicable daily asset charge was first utilized)										
Value at beginning of period	$18.99	$17.34	$13.88	$17.856	$20.87	$23.256	$18.888	$14.489	$10.925	$11.038
Value at end of period	$19.83	$18.99	$17.34	$13.88	$17.856	$20.87	$23.256	$18.888	$14.489	$10.925
Number of accumulation units outstanding at end of period	37,672	37,366	42,075	46,170	52,914	43,031	37,025	136,252	293,223	23,856

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING VP INDEX PLUS MIDCAP PORTFOLIO										
(Funds were first received in this option during May 1998)										
Value at beginning of period	$19.18	$16.60	$12.66	$14.534	$14.87	$12.519	$10.913	$9.962		
Value at end of period	$21.11	$19.18	$16.60	$12.66	$14.534	$14.87	$12.519	$10.913		
Number of accumulation units outstanding at end of period	21,190	17,447	19,608	18,873	20,749	19,369	3,069	26,111		
ING VP INDEX PLUS SMALLCAP PORTFOLIO										
(Funds were first received in this option during May 1998)										
Value at beginning of period	$15.00	$12.40	$9.20	$10.696	$10.545	$9.694	$8.834	$9.876		
Value at end of period	$15.99	$15.00	$12.40	$9.20	$10.696	$10.545	$9.694	$8.834		
Number of accumulation units outstanding at end of period	21,458	18,177	11,492	10,437	9,282	6,766	1,965	26,257		
ING VP INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$19.20	$18.49	$17.56	$16.361	$15.19	$13.986	$14.225	$13.279	$12.379	$12.098
Value at end of period	$19.62	$19.20	$18.49	$17.56	$16.361	$15.19	$13.986	$14.225	$13.279	$12.379
Number of accumulation units outstanding at end of period	17,655	20,002	15,469	36,087	47,584	101,759	114,359	289,651	553,279	159,594
ING VP INTERNATIONAL EQUITY PORTFOLIO										
(Funds were first received in this option during December 1998)										
Value at beginning of period	$9.62	$8.29	$6.34	$8.728	$11.576	$14.668	$9.785	$9.974		
Value at end of period	$11.14	$9.62	$8.29	$6.34	$8.728	$11.576	$14.668	$9.785		
Number of accumulation units outstanding at end of period	2,629	2,344	1,629	2,038	1,565	1,094	752	168		
ING VP INTERNATIONAL VALUE PORTFOLIO										
(Funds were first received in this option during July 2002)										
Value at beginning of period	$11.99	$10.31	$8.01	$9.41						
Value at end of period	$13.00	$11.99	$10.31	$8.01						
Number of accumulation units outstanding at end of period	7,166	7,221	23,604	157						
ING VP MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during October 2004)										
Value at beginning of period	$10.39	$9.30								
Value at end of period	$11.36	$10.39								
Number of accumulation units outstanding at end of period	136	82								
ING VP MONEY MARKET PORTFOLIO										
Value at beginning of period	$14.24	$14.23	$14.23	$14.142	$13.736	$13.035	$12.524	$11.989	$11.475	$11.026
Value at end of period	$14.53	$14.24	$14.23	$14.23	$14.142	$13.736	$13.035	$12.524	$11.989	$11.475
Number of accumulation units outstanding at end of period	5,770	5,128	25,362	23,654	48,394	82,420	81,149	300,195	477,490	179,361
ING VP NATURAL RESOURCES TRUST										
Value at beginning of period	$19.16	$17.17	$13.28	$13.696	$16.448	$14.028	$12.412	$15.59	$14.688	$11.72
Value at end of period	$27.12	$19.16	$17.17	$13.28	$13.696	$16.448	$14.028	$12.412	$15.59	$14.688
Number of accumulation units outstanding at end of period	4,759	5,379	6,922	7,492	9,110	7,372	9,116	38,283	103,604	10,977
ING VP REAL ESTATE PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$14.56									
Value at end of period	$15.50									
Number of accumulation units outstanding at end of period	371									

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period	$7.50	$6.87	$5.00	$6.86						
Value at end of period	$8.10	$7.50	$6.87	$5.00						
Number of accumulation units outstanding at end of period	642	471	1,326	49						
ING VP SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during December 1997)										
Value at beginning of period	$22.69	$20.03	$14.71	$19.342	$18.777	$17.762	$13.704	$13.684	$13.248	
Value at end of period	$24.79	$22.69	$20.03	$14.71	$19.342	$18.777	$17.762	$13.704	$13.684	
Number of accumulation units outstanding at end of period	9,130	9,938	9,137	19,293	17,879	15,865	9,745	49,514	4,993	
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
Value at beginning of period	$17.42	$16.29	$14.47	$15.268	$15.789	$15.208	$14.336	$13.534	$11.932	$10.58
Value at end of period	$17.92	$17.42	$16.29	$14.47	$15.268	$15.789	$15.208	$14.336	$13.534	$11.932
Number of accumulation units outstanding at end of period	643	488	531	3,319	5,920	6,547	7,165	80,907	82,178	7,543
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO										
Value at beginning of period	$18.22	$16.42	$13.33	$15.609	$17.815	$18.105	$15.984	$15.471	$13.027	$10.673
Value at end of period	$19.17	$18.22	$16.42	$13.33	$15.609	$17.815	$18.105	$15.984	$15.471	$13.027
Number of accumulation units outstanding at end of period	4,464	3,854	3,718	7,223	8,829	8,474	11,315	38,675	86,255	32,497
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO										
Value at beginning of period	$17.62	$16.14	$13.64	$15.22	$16.521	$16.609	$15.214	$14.501	$12.452	$10.612
Value at end of period	$18.28	$17.62	$16.14	$13.64	$15.22	$16.521	$16.609	$15.214	$14.501	$12.452
Number of accumulation units outstanding at end of period	4,131	2,775	2,794	8,114	8,972	10,168	14,627	100,734	101,836	9,415
ING VP VALUE OPPORTUNITY PORTFOLIO										
(Funds were first received in this option during December 1997)										
Value at beginning of period	$18.42	$16.88	$13.68	$18.651	$20.834	$19.085	$16.113	$13.29	$13.093	
Value at end of period	$19.53	$18.42	$16.88	$13.68	$18.651	$20.834	$19.085	$16.113	$13.29	
Number of accumulation units outstanding at end of period	2,557	3,012	2,780	10,616	9,960	6,153	4,285	32,612	4,910	
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period	$11.42	$10.24	$7.89	$9.25						
Value at end of period	$11.68	$11.42	$10.24	$7.89						
Number of accumulation units outstanding at end of period	19,448	12,474	24,097	663						
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period	$12.69	$10.33	$8.36	$9.48						
Value at end of period	$13.61	$12.69	$10.33	$8.36						
Number of accumulation units outstanding at end of period	10,084	5,587	5,785	152						

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
OPPENHEIMER DEVELOPING MARKETS FUND										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$35.59									
Value at end of period	$40.81									
Number of accumulation units outstanding at end of period	190									
PIONEER EQUITY INCOME VCT PORTFOLIO										
(Funds were first received in this option during January 2003)										
Value at beginning of period	$11.23	$9.75	$7.61							
Value at end of period	$11.76	$11.23	$9.75							
Number of accumulation units outstanding at end of period	5,922	3,771	55							
PIONEER FUND VCT PORTFOLIO										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$10.42									
Value at end of period	$10.75									
Number of accumulation units outstanding at end of period	4									
PIONEER MID CAP VALUE VCT PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period	$14.45	$11.95	$8.77	$10.10						
Value at end of period	$15.44	$14.45	$11.95	$8.77						
Number of accumulation units outstanding at end of period	5,311	3,564	1,242	218						

TABLE XXXVI

FOR CONTRACTS ISSUED TO MISSOURI MUNICIPAL LEAGUE
UNDER DEFERRED COMPENSATION PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.80%
(Selected data for accumulation units outstanding throughout each period)

	2005	2004	2003	2002	2001	2000	1999
AIM V.I. CAPITAL APPRECIATION FUND							
(Funds were first received in this option during January 2000)							
Value at beginning of period	$9.44	$8.92	$6.94	$9.254	$12.16	$13.372	
Value at end of period	$10.19	$9.44	$8.92	$6.94	$9.254	$12.16	
Number of accumulation units outstanding at end of period	12,160	10,171	10,287	9	8,302	38,763	
AIM V.I. CORE EQUITY FUND							
(Funds were first received in this option during October 1999)							
Value at beginning of period	$8.50	$7.86	$6.37	$7.605	$9.935	$11.721	$9.727
Value at end of period	$8.88	$8.50	$7.86	$6.37	$7.605	$9.935	$11.721
Number of accumulation units outstanding at end of period	6,724	6,085	5,120	3,866	2,816	11,950	1,867

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999
AIM V.I. GROWTH FUND							
(Funds were first received in this option during December 1999)							
Value at beginning of period	$6.00	$5.59	$4.29	$6.265	$9.552	$12.11	$11.24
Value at end of period	$6.39	$6.00	$5.59	$4.29	$6.265	$9.552	$12.11
Number of accumulation units outstanding at end of period	10,957	9,981	11,427	7,442	4,499	7,103	2,843
AIM V.I. PREMIER EQUITY FUND							
(Funds were first received in this option during January 2000)							
Value at beginning of period	$7.61	$7.25	$5.85	$8.45	$9.742	$11.036	
Value at end of period	$7.98	$7.61	$7.25	$5.85	$8.45	$9.742	
Number of accumulation units outstanding at end of period	3,850	4,260	3,960	3,362	2,694	18,115	
CALVERT SOCIAL BALANCED PORTFOLIO							
(Funds were first received in this option during May 1999)							
Value at beginning of period	$22.54	$20.99	$17.73	$20.347	$22.04	$22.935	$21.036
Value at end of period	$23.63	$22.54	$20.99	$17.73	$20.347	$22.04	$22.935
Number of accumulation units outstanding at end of period	4,096	3,526	3,121	2,632	3,726	3,041	2,376
EUROPACIFIC GROWTH FUND®							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$12.71						
Value at end of period	$13.79						
Number of accumulation units outstanding at end of period	3,284						
FIDELITY® VIP CONTRAFUND® PORTFOLIO							
(Funds were first received in this option during May 1999)							
Value at beginning of period	$25.72	$22.45	$17.62	$19.593	$22.507	$24.296	$21.258
Value at end of period	$29.84	$25.72	$22.45	$17.62	$19.593	$22.507	$24.00
Number of accumulation units outstanding at end of period	116,047	78,803	69,294	64,126	56,333	76,555	82,920
FIDELITY® VIP EQUITY-INCOME PORTFOLIO							
(Funds were first received in this option during May 1999)							
Value at beginning of period	$22.13	$20.01	$15.47	$18.78	$19.919	$18.519	$19.392
Value at end of period	$23.25	$22.13	$20.01	$15.47	$18.78	$19.919	$18.519
Number of accumulation units outstanding at end of period	45,682	41,498	37,714	32,379	23,278	25,298	25,382
FIDELITY® VIP GROWTH PORTFOLIO							
(Funds were first received in this option during May 1999)							
Value at beginning of period	$17.76	$17.31	$13.14	$18.946	$23.193	$26.262	$21.072
Value at end of period	$18.64	$17.76	$17.31	$13.14	$18.946	$23.193	$26.262
Number of accumulation units outstanding at end of period	95,310	110,098	104,176	92,639	76,737	103,625	82,069
FIDELITY® VIP OVERSEAS PORTFOLIO							
(Funds were first received in this option during May 1999)							
Value at beginning of period	$15.47	$13.72	$9.65	$12.198	$15.599	$19.438	$14.422
Value at end of period	$18.27	$15.47	$13.72	$9.65	$12.198	$15.599	$19.438
Number of accumulation units outstanding at end of period	8,187	8,504	11,577	5,109	7,544	9,134	7,321

	2005	2004	2003	2002	2001	2000	1999
FRANKLIN SMALL CAP VALUE SECURITIES FUND							
(Funds were first received in this option during July 2002)							
Value at beginning of period	$14.94	$12.17	$9.28	$10.71			
Value at end of period	$16.12	$14.94	$12.17	$9.28			
Number of accumulation units outstanding at end of period	38,869	20,826	6,039	328			
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO							
(Funds were first received in this option during January 2003)							
Value at beginning of period	$14.03	$12.85	$10.22				
Value at end of period	$14.09	$14.03	$12.85				
Number of accumulation units outstanding at end of period	326	398	286				
ING AMERICAN CENTURY SELECT PORTFOLIO (INITIAL CLASS)							
(Funds were first received in this option during April 2005)							
Value at beginning of period	$9.70						
Value at end of period	$10.20						
Number of accumulation units outstanding at end of period	92,129						
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO							
(Funds were first received in this option during September 2002)							
Value at beginning of period	$13.12	$10.90	$8.11	$8.26			
Value at end of period	$14.03	$13.12	$10.90	$8.11			
Number of accumulation units outstanding at end of period	3,583	3,944	293	19			
ING BARON SMALL CAP GROWTH PORTFOLIO							
(Funds were first received in this option during January 2003)							
Value at beginning of period	$14.64	$11.53	$8.80				
Value at end of period	$15.59	$14.64	$11.53				
Number of accumulation units outstanding at end of period	23,357	15,658	8,265				
ING DAVIS VENTURE VALUE PORTFOLIO							
(Funds were first received in this option during January 2003)							
Value at beginning of period	$17.95	$16.69	$13.05				
Value at end of period	$18.50	$17.95	$16.69				
Number of accumulation units outstanding at end of period	808	1,152	1,609				
ING EVERGREEN HEALTH SCIENCES PORTFOLIO							
(Funds were first received in this option during July 2005)							
Value at beginning of period	$10.67						
Value at end of period	$11.24						
Number of accumulation units outstanding at end of period	1,334						
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO							
(Funds were first received in this option during July 2005)							
Value at beginning of period	$10.96						
Value at end of period	$11.86						
Number of accumulation units outstanding at end of period	213						

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999
ING FUNDAMENTAL RESEARCH PORTFOLIO							
(Funds were first received in this option during October 2004)							
Value at beginning of period	$8.59	$7.98					
Value at end of period	$9.01	$8.59					
Number of accumulation units outstanding at end of period	113	12					
ING GOLDMAN SACHS® STRUCTURED EQUITY PORTFOLIO							
(Funds were first received in this option during March 2003)							
Value at beginning of period	$10.99	$10.18	$8.36				
Value at end of period	$11.11	$10.99	$10.18				
Number of accumulation units outstanding at end of period	2,070	2,245	9				
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO							
(Funds were first received in this option during July 2005)							
Value at beginning of period	$11.21						
Value at end of period	$13.45						
Number of accumulation units outstanding at end of period	3,322						
ING JPMORGAN INTERNATIONAL PORTFOLIO							
(Funds were first received in this option during May 1999)							
Value at beginning of period	$22.47	$19.05	$14.83	$18.254	$25.184	$31.571	$21.199
Value at end of period	$24.53	$22.47	$19.05	$14.83	$18.254	$25.184	$31.571
Number of accumulation units outstanding at end of period	22,464	25,220	24,847	25,163	30,203	73,935	79,515
ING JPMORGAN MID CAP VALUE PORTFOLIO							
(Funds were first received in this option during August 2002)							
Value at beginning of period	$14.19	$11.86	$9.20	$9.30			
Value at end of period	$15.28	$14.19	$11.86	$9.20			
Number of accumulation units outstanding at end of period	4,986	2,888	576	99			
ING JPMORGAN SMALL CAP EQUITY PORTFOLIO							
(Funds were first received in this option during July 2005)							
Value at beginning of period	$11.30						
Value at end of period	$11.33						
Number of accumulation units outstanding at end of period	70						
ING JULIUS BAER FOREIGN PORTFOLIO							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$12.70						
Value at end of period	$13.41						
Number of accumulation units outstanding at end of period	457						
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO							
(Funds were first received in this option during May 1999)							
Value at beginning of period	$14.44	$13.27	$9.68	$15.08	$20.326	$28.769	$20.019
Value at end of period	$15.96	$14.44	$13.27	$9.68	$15.08	$20.326	$28.769
Number of accumulation units outstanding at end of period	90,932	111,023	114,338	109,090	102,235	200,927	194,333

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999
ING LEGG MASON VALUE PORTFOLIO							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$10.40						
Value at end of period	$11.52						
Number of accumulation units outstanding at end of period	1,053						
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during November 2005)							
Value at beginning of period	$11.68						
Value at end of period	$12.47						
Number of accumulation units outstanding at end of period	115						
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during May 1999)							
Value at beginning of period	$24.66	$22.02	$17.33	$25.021	$33.521	$35.839	$27.595
Value at end of period	$24.85	$24.66	$22.02	$17.33	$25.021	$33.521	$35.839
Number of accumulation units outstanding at end of period	14,130	19,335	19,792	20,407	17,946	35,540	23,458
ING MFS TOTAL RETURN PORTFOLIO							
(Funds were first received in this option during August 2003)							
Value at beginning of period	$12.48	$11.32	$10.44				
Value at end of period	$12.74	$12.48	$11.32				
Number of accumulation units outstanding at end of period	5,113	803	96				
ING MFS UTILITIES PORTFOLIO							
(Funds were first received in this option during July 2005)							
Value at beginning of period	$10.82						
Value at end of period	$11.44						
Number of accumulation units outstanding at end of period	3,243						
ING OPCAP BALANCED VALUE PORTFOLIO							
(Funds were first received in this option during September 2002)							
Value at beginning of period	$13.69	$12.51	$9.68	$9.61			
Value at end of period	$13.95	$13.69	$12.51	$9.68			
Number of accumulation units outstanding at end of period	3,592	2,427	1,003	2			
ING OPPENHEIMER GLOBAL PORTFOLIO (INITIAL CLASS)							
(Funds were first received in this option during April 2005)							
Value at beginning of period	$10.02						
Value at end of period	$11.70						
Number of accumulation units outstanding at end of period	350,684						
ING OPPENHEIMER MAIN STREET PORTFOLIO®							
(Funds were first received in this option during November 2005)							
Value at beginning of period	$10.82						
Value at end of period	$11.01						
Number of accumulation units outstanding at end of period	1,967						

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO							
(Funds were first received in this option during April 2005)							
Value at beginning of period	$9.89						
Value at end of period	$10.05						
Number of accumulation units outstanding at end of period	34,987						
ING PIMCO HIGH YIELD PORTFOLIO							
(Funds were first received in this option during July 2005)							
Value at beginning of period	$10.40						
Value at end of period	$10.51						
Number of accumulation units outstanding at end of period	713						
ING PIMCO TOTAL RETURN PORTFOLIO							
(Funds were first received in this option during July 2002)							
Value at beginning of period	$11.48	$11.10	$10.75	$10.13			
Value at end of period	$11.63	$11.48	$11.10	$10.75			
Number of accumulation units outstanding at end of period	7,399	8,166	5,072	80			
ING SOLUTION 2015 PORTFOLIO							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$10.38						
Value at end of period	$10.71						
Number of accumulation units outstanding at end of period	15						
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO							
(Funds were first received in this option during July 2005)							
Value at beginning of period	$10.65						
Value at end of period	$10.97						
Number of accumulation units outstanding at end of period	3,553						
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO							
(Funds were first received in this option during April 2005)							
Value at beginning of period	$9.94						
Value at end of period	$11.14						
Number of accumulation units outstanding at end of period	339,121						
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO							
(Funds were first received in this option during November 2003)							
Value at beginning of period	$13.92	$12.21	$11.42				
Value at end of period	$14.35	$13.92	$12.21				
Number of accumulation units outstanding at end of period	12,211	1,827	87				
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO							
(Funds were first received in this option during May 1999)							
Value at beginning of period	$21.10	$19.33	$14.88	$19.559	$21.96	$22.144	$19.112
Value at end of period	$22.22	$21.10	$19.33	$14.88	$19.559	$21.96	$22.144
Number of accumulation units outstanding at end of period	55,772	50,275	48,392	41,814	39,247	55,667	53,724

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO							
(Funds were first received in this option during May 1999)							
Value at beginning of period	$16.21	$14.24	$11.49	$15.42	$19.648	$20.735	$17.376
Value at end of period	$17.59	$16.21	$14.24	$11.49	$15.42	$19.648	$20.735
Number of accumulation units outstanding at end of period	36,918	37,904	37,740	3,409	39,548	76,323	86,899
ING VAN KAMPEN COMSTOCK PORTFOLIO							
(Funds were first received in this option during August 2002)							
Value at beginning of period	$12.41	$10.72	$8.33	$8.15			
Value at end of period	$12.74	$12.41	$10.72	$8.33			
Number of accumulation units outstanding at end of period	8,280	4,594	751	17			
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (INITIAL CLASS)							
(Funds were first received in this option during April 2005)							
Value at beginning of period	$9.98						
Value at end of period	$10.73						
Number of accumulation units outstanding at end of period	137,161						
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO							
(Funds were first received in this option during July 2005)							
Value at beginning of period	$10.71						
Value at end of period	$11.08						
Number of accumulation units outstanding at end of period	1,179						
ING VP BALANCED PORTFOLIO, INC.							
(Funds were first received in this option during May 1999)							
Value at beginning of period	$26.28	$24.21	$20.53	$23.078	$24.286	$24.619	$22.705
Value at end of period	$27.18	$26.28	$24.21	$20.53	$23.078	$24.286	$24.619
Number of accumulation units outstanding at end of period	81,843	81,457	85,541	88,272	95,722	227,797	246,195
ING VP FINANCIAL SERVICES PORTFOLIO							
(Funds were first received in this option during December 2005)							
Value at beginning of period	$12.01						
Value at end of period	$11.92						
Number of accumulation units outstanding at end of period	100						
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO							
(Funds were first received in this option during May 2000)							
Value at beginning of period	$3.68	$3.76	$2.60	$4.469	$5.848	$8.618	
Value at end of period	$4.08	$3.68	$3.76	$2.60	$4.469	$5.848	
Number of accumulation units outstanding at end of period	167,365	153,745	139,563	81,539	37,135	52,014	
ING VP GROWTH AND INCOME PORTFOLIO							
(Funds were first received in this option during May 1999)							
Value at beginning of period	$21.03	$19.56	$15.64	$21.015	$25.963	$29.394	$26.736
Value at end of period	$22.56	$21.03	$19.56	$15.64	$21.015	$25.963	$29.394
Number of accumulation units outstanding at end of period	251,743	277,870	286,831	297,219	350,781	868,958	948,654

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999
ING VP GROWTH PORTFOLIO							
(Funds were first received in this option during May 1999)							
Value at beginning of period	$14.76	$13.88	$10.73	$15.226	$21.045	$24.094	$19.053
Value at end of period	$16.02	$14.76	$13.88	$10.73	$15.226	$21.045	$24.094
Number of accumulation units outstanding at end of period	32,026	35,425	32,605	30,728	37,527	69,862	61,303
ING VP INDEX PLUS LARGECAP PORTFOLIO							
(Funds were first received in this option during May 1999)							
Value at beginning of period	$19.16	$17.46	$13.95	$17.926	$20.92	$23.277	$20.242
Value at end of period	$20.03	$19.16	$17.46	$13.95	$17.926	$20.92	$23.277
Number of accumulation units outstanding at end of period	146,524	140,917	120,969	97,109	79,445	378,291	309,655
ING VP INDEX PLUS MIDCAP PORTFOLIO							
(Funds were first received in this option during May 1999)							
Value at beginning of period	$19.34	$16.72	$12.72	$14.592	$14.906	$12.53	$10.927
Value at end of period	$21.32	$19.34	$16.72	$12.72	$14.92	$14.906	$12.53
Number of accumulation units outstanding at end of period	65,545	56,917	47,856	35,828	18,728	46,569	2,027
ING VP INDEX PLUS SMALLCAP PORTFOLIO							
(Funds were first received in this option during May 1999)							
Value at beginning of period	$15.12	$12.49	$9.25	$10.739	$10.571	$9.703	$8.783
Value at end of period	$16.15	$15.12	$12.49	$9.25	$10.739	$10.571	$9.703
Number of accumulation units outstanding at end of period	20,542	20,570	18,770	13,905	5,891	12,341	5,600
ING VP INTERMEDIATE BOND PORTFOLIO							
(Funds were first received in this option during May 1999)							
Value at beginning of period	$19.37	$18.62	$17.65	$16.426	$15.227	$13.999	$14.118
Value at end of period	$19.82	$19.37	$18.62	$17.65	$16.426	$15.227	$13.999
Number of accumulation units outstanding at end of period	31,506	29,875	27,953	25,268	23,648	17,781	23,788
ING VP INTERNATIONAL EQUITY PORTFOLIO							
(Funds were first received in this option during May 1999)							
Value at beginning of period	$9.71	$8.35	$6.37	$8.763	$11.604	$14.681	$10.489
Value at end of period	$11.25	$9.71	$8.35	$6.37	$8.763	$11.604	$14.681
Number of accumulation units outstanding at end of period	8,852	6,370	5,208	4,091	2,751	2,242	1,250
ING VP INTERNATIONAL VALUE PORTFOLIO							
(Funds were first received in this option during July 2002)							
Value at beginning of period	$12.05	$10.35	$8.03	$8.69			
Value at end of period	$13.08	$12.05	$10.35	$8.03			
Number of accumulation units outstanding at end of period	7,956	3,692	1,046	625			
ING VP MIDCAP OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during October 2002)							
Value at beginning of period	$10.44	$9.44	$6.96	$7.08			
Value at end of period	$11.43	$10.44	$9.44	$6.96			
Number of accumulation units outstanding at end of period	1,757	3,321	817	5			

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999
ING VP MONEY MARKET PORTFOLIO							
(Funds were first received in this option during May 1999)							
Value at beginning of period	$14.36	$14.33	$14.31	$14.197	$13.769	$13.047	$12.707
Value at end of period	$14.68	$14.36	$14.33	$14.31	$14.197	$13.769	$13.047
Number of accumulation units outstanding at end of period	20,415	32,437	39,761	52,594	77,732	117,584	139,150
ING VP NATURAL RESOURCES TRUST							
(Funds were first received in this option during May 1999)							
Value at beginning of period	$19.33	$17.29	$13.35	$13.75	$16.488	$14.041	$14.452
Value at end of period	$27.39	$19.33	$17.29	$13.35	$13.75	$16.488	$14.041
Number of accumulation units outstanding at end of period	7,753	1,590	2,366	2,676	4,701	3,120	4,390
ING VP REAL ESTATE PORTFOLIO							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$14.38						
Value at end of period	$15.54						
Number of accumulation units outstanding at end of period	619						
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during August 2002)							
Value at beginning of period	$7.54	$6.90	$5.02	$5.65			
Value at end of period	$8.16	$7.54	$6.90	$5.02			
Number of accumulation units outstanding at end of period	1,318	723	8,231	85			
ING VP SMALL COMPANY PORTFOLIO							
(Funds were first received in this option during May 1999)							
Value at beginning of period	$22.89	$20.17	$14.79	$19.418	$18.822	$17.778	$14.508
Value at end of period	$25.04	$22.89	$20.17	$14.79	$19.418	$18.822	$17.778
Number of accumulation units outstanding at end of period	27,097	26,937	26,385	22,296	17,605	39,273	29,452
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO							
(Funds were first received in this option during May 1999)							
Value at beginning of period	$17.57	$16.40	$14.55	$15.328	$15.828	$15.222	$14.711
Value at end of period	$18.10	$17.57	$16.40	$14.55	$15.328	$15.828	$15.222
Number of accumulation units outstanding at end of period	4,446	4,460	4,511	3,078	5,229	55,825	42,489
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO							
(Funds were first received in this option during May 1999)							
Value at beginning of period	$18.38	$16.54	$13.41	$15.67	$17.858	$18.122	$16.80
Value at end of period	$19.36	$18.38	$16.54	$13.41	$15.67	$17.858	$18.122
Number of accumulation units outstanding at end of period	10,341	9,323	10,040	9,348	9,376	15,636	14,127
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO							
(Funds were first received in this option during May 1999)							
Value at beginning of period	$17.77	$16.25	$13.71	$15.279	$16.561	$16.624	$15.738
Value at end of period	$18.46	$17.77	$16.25	$13.71	$15.279	$16.561	$16.624
Number of accumulation units outstanding at end of period	6,425	6,889	6,848	7,208	5,458	10,579	12,284

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999
ING VP VALUE OPPORTUNITY PORTFOLIO							
(Funds were first received in this option during May 1999)							
Value at beginning of period	$18.57	$17.00	$13.75	$18.725	$20.884	$19.103	$17.291
Value at end of period	$19.72	$18.57	$17.00	$13.75	$18.725	$20.884	$19.103
Number of accumulation units outstanding at end of period	24,030	25,184	24,442	21,711	20,417	14,448	11,792
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO							
(Funds were first received in this option during July 2002)							
Value at beginning of period	$11.48	$10.27	$7.91	$7.39			
Value at end of period	$11.76	$11.48	$10.27	$7.91			
Number of accumulation units outstanding at end of period	73,303	48,283	18,706	6,948			
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO							
(Funds were first received in this option during August 2002)							
Value at beginning of period	$12.76	$10.37	$8.38	$8.61			
Value at end of period	$13.70	$12.76	$10.37	$8.38			
Number of accumulation units outstanding at end of period	85,245	43,373	22,574	1,455			
OPPENHEIMER DEVELOPING MARKETS FUND							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$37.03						
Value at end of period	$41.15						
Number of accumulation units outstanding at end of period	3,274						
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$10.80						
Value at end of period	$11.76						
Number of accumulation units outstanding at end of period	18						
PAX WORLD BALANCED FUND, INC.							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$11.17						
Value at end of period	$11.26						
Number of accumulation units outstanding at end of period	255						
PIMCO VIT REAL RETURN PORTFOLIO							
(Funds were first received in this option during November 2005)							
Value at beginning of period	$10.85						
Value at end of period	$10.95						
Number of accumulation units outstanding at end of period	1,689						
PIONEER EQUITY INCOME VCT PORTFOLIO							
(Funds were first received in this option during July 2002)							
Value at beginning of period	$11.29	$9.78	$8.04	$8.17			
Value at end of period	$11.84	$11.29	$9.78	$8.04			
Number of accumulation units outstanding at end of period	25,321	7,270	2,203	487			

Condensed Financial Information (continued)

	2005	2004	2003	2002	2001	2000	1999
PIONEER FUND VCT PORTFOLIO							
(Funds were first received in this option during July 2002)							
Value at beginning of period	$10.27	$9.31	$7.58	$7.80			
Value at end of period	$10.82	$10.27	$9.31	$7.58			
Number of accumulation units outstanding at end of period	1,196	959	821	245			
PIONEER HIGH YIELD VCT PORTFOLIO							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$10.74						
Value at end of period	$10.80						
Number of accumulation units outstanding at end of period	1,227						
PIONEER MID CAP VALUE VCT PORTFOLIO							
(Funds were first received in this option during July 2002)							
Value at beginning of period	$14.53	$11.99	$8.79	$8.88			
Value at end of period	$15.55	$14.53	$11.99	$8.79			
Number of accumulation units outstanding at end of period	16,470	13,050	4,719	634			
TEMPLETON GLOBAL BOND FUND							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$11.14						
Value at end of period	$11.20						
Number of accumulation units outstanding at end of period	1,679						
THE GROWTH FUND OF AMERICA®							
(Funds were first received in this option during November 2005)							
Value at beginning of period	$11.73						
Value at end of period	$12.29						
Number of accumulation units outstanding at end of period	2,390						
WANGER SELECT							
(Funds were first received in this option during December 2005)							
Value at beginning of period	$12.60						
Value at end of period	$12.54						
Number of accumulation units outstanding at end of period	21						
WANGER U.S. SMALLER COMPANIES							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$11.96						
Value at end of period	$12.81						
Number of accumulation units outstanding at end of period	4,278						
WASHINGTON MUTUAL INVESTORS FUND[SM]							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$10.95						
Value at end of period	$11.14						
Number of accumulation units outstanding at end of period	829						

TABLE XXXVII

FOR CONTRACTS ISSUED TO PENNSYLVANIA ARP
WITH DIFFERING TOTAL SEPARATE ACCOUNT CHARGES
(Selected data for accumulation units outstanding throughout each period)

	2005	2004	2003
AIM V.I. CORE EQUITY FUND			
(Funds were first received in this option during February 2004)			
Value at beginning of period	$11.15	$10.55	
Value at end of period	$11.66	$11.15	
Number of accumulation units outstanding at end of period	285	206	
FIDELITY® VIP CONTRAFUND® PORTFOLIO			
(Funds were first received in this option during December 2003)			
Value at beginning of period	$13.17	$11.50	$11.07
Value at end of period	$15.30	$13.17	$11.50
Number of accumulation units outstanding at end of period	36,587	18,405	8,227
FIDELITY® VIP GROWTH PORTFOLIO			
(Funds were first received in this option during December 2003)			
Value at beginning of period	$9.50	$9.27	$8.90
Value at end of period	$9.98	$9.50	$9.27
Number of accumulation units outstanding at end of period	6,815	3,972	317
FRANKLIN SMALL CAP VALUE SECURITIES FUND			
(Funds were first received in this option during August 2003)			
Value at beginning of period	$15.09	$12.28	$10.28
Value at end of period	$16.31	$15.09	$12.28
Number of accumulation units outstanding at end of period	17,772	11,968	2,343
ING AMERICAN CENTURY SELECT PORTFOLIO			
(INITIAL CLASS)			
(Funds were first received in this option during April 2005)			
Value at beginning of period	$9.71		
Value at end of period	$10.21		
Number of accumulation units outstanding at end of period	1,649		
ING BARON SMALL CAP GROWTH PORTFOLIO			
(Funds were first received in this option during August 2003)			
Value at beginning of period	$14.84	$11.65	$10.32
Value at end of period	$15.87	$14.84	$11.65
Number of accumulation units outstanding at end of period	6,333	3,430	2,498
ING JPMORGAN INTERNATIONAL PORTFOLIO			
(Funds were first received in this option during December 2003)			
Value at beginning of period	$11.29	$9.58	$9.14
Value at end of period	$12.34	$11.29	$9.58
Number of accumulation units outstanding at end of period	1,394	1,296	4

Condensed Financial Information (continued)

	2005	2004	2003
ING OPPENHEIMER GLOBAL PORTFOLIO (INITIAL CLASS)			
(Funds were first received in this option during April 2005)			
Value at beginning of period	$10.02		
Value at end of period	$11.71		
Number of accumulation units outstanding at end of period	26,655		
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO			
(Funds were first received in this option during April 2005)			
Value at beginning of period	$9.90		
Value at end of period	$10.06		
Number of accumulation units outstanding at end of period	5,153		
ING PIMCO TOTAL RETURN PORTFOLIO			
(Funds were first received in this option during August 2003)			
Value at beginning of period	$11.64	$11.20	$10.90
Value at end of period	$11.84	$11.64	$11.20
Number of accumulation units outstanding at end of period	13,279	5,432	3,241
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO			
(Funds were first received in this option during December 2003)			
Value at beginning of period	$11.31	$10.37	$9.96
Value at end of period	$11.93	$11.31	$10.37
Number of accumulation units outstanding at end of period	14,012	14,100	691
ING VAN KAMPEN COMSTOCK PORTFOLIO			
(Funds were first received in this option during August 2003)			
Value at beginning of period	$12.58	$10.82	$9.72
Value at end of period	$12.97	$12.58	$10.82
Number of accumulation units outstanding at end of period	10,377	4,360	101
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (INITIAL CLASS)			
(Funds were first received in this option during April 2005)			
Value at beginning of period	$9.82		
Value at end of period	$10.74		
Number of accumulation units outstanding at end of period	8,594		
ING VP BALANCED PORTFOLIO, INC.			
(Funds were first received in this option during December 2003)			
Value at beginning of period	$11.64	$10.74	$10.47
Value at end of period	$12.05	$11.64	$10.74
Number of accumulation units outstanding at end of period	2,334	776	60
ING VP INDEX PLUS LARGECAP PORTFOLIO			
(Funds were first received in this option during December 2003)			
Value at beginning of period	$10.67	$9.74	$9.35
Value at end of period	$11.17	$10.67	$9.74
Number of accumulation units outstanding at end of period	5,166	5,766	2,836

Condensed Financial Information (continued)

	2005	2004	2003
ING VP INDEX PLUS MIDCAP PORTFOLIO			
(Funds were first received in this option during August 2003)			
Value at beginning of period	$13.62	$11.76	$10.11
Value at end of period	$15.04	$13.62	$11.76
Number of accumulation units outstanding at end of period	5,096	2,316	154
ING VP INDEX PLUS SMALLCAP PORTFOLIO			
(Funds were first received in this option during December 2003)			
Value at beginning of period	$14.62	$12.09	$11.74
Value at end of period	$15.64	$14.62	$12.09
Number of accumulation units outstanding at end of period	4,700	2,854	108
ING VP INTERMEDIATE BOND PORTFOLIO			
(Funds were first received in this option during December 2003)			
Value at beginning of period	$12.16	$11.70	$11.66
Value at end of period	$12.46	$12.16	$11.70
Number of accumulation units outstanding at end of period	9,451	957	470
ING VP INTERNATIONAL VALUE PORTFOLIO			
Value at beginning of period	$12.05	$10.33	$8.74
Value at end of period	$13.10	$12.05	$10.33
Number of accumulation units outstanding at end of period	16,355	11,146	1,627
ING VP MONEY MARKET PORTFOLIO			
(Funds were first received in this option during December 2003)			
Value at beginning of period	$10.36	$10.35	$10.35
Value at end of period	$10.61	$10.36	$10.35
Number of accumulation units outstanding at end of period	6,017	1,244	5
ING VP SMALL COMPANY PORTFOLIO			
(Funds were first received in this option during December 2003)			
Value at beginning of period	$12.41	$10.96	$10.56
Value at end of period	$13.60	$12.41	$10.96
Number of accumulation units outstanding at end of period	1,277	368	58
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO			
(Funds were first received in this option during December 2003)			
Value at beginning of period	$11.49	$10.74	$10.53
Value at end of period	$11.85	$11.49	$10.74
Number of accumulation units outstanding at end of period	1,681	1,007	555
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO			
(Funds were first received in this option during December 2003)			
Value at beginning of period	$11.52	$10.38	$10.04
Value at end of period	$12.16	$11.52	$10.38
Number of accumulation units outstanding at end of period	3,070	1,377	74

Condensed Financial Information (continued)

	2005	2004	2003
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO			
(Funds were first received in this option during January 2004)			
Value at beginning of period	$11.51	$10.67	
Value at end of period	$11.98	$11.51	
Number of accumulation units outstanding at end of period	384	187	
ING VP VALUE OPPORTUNITY PORTFOLIO			
(Funds were first received in this option during December 2003)			
Value at beginning of period	$9.66	$8.85	$8.50
Value at end of period	$10.27	$9.66	$8.85
Number of accumulation units outstanding at end of period	197	24	3
JANUS ASPEN LARGE CAP GROWTH PORTFOLIO			
(Funds were first received in this option during December 2003)			
Value at beginning of period	$9.60	$9.27	$8.99
Value at end of period	$9.95	$9.60	$9.27
Number of accumulation units outstanding at end of period	9	220	43
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO			
(Funds were first received in this option during August 2003)			
Value at beginning of period	$14.36	$11.65	$10.09
Value at end of period	$15.44	$14.36	$11.65
Number of accumulation units outstanding at end of period	17,040	12,913	2,987
OPPENHEIMER GLOBAL SECURITIES FUND/VA			
(Funds were first received in this option during December 2003)			
Value at beginning of period	$13.07	$11.06	$10.51
Value at end of period	$14.84	$13.07	$11.06
Number of accumulation units outstanding at end of period	11	11,774	1,818
PIONEER EQUITY INCOME VCT PORTFOLIO			
(Funds were first received in this option during August 2003)			
Value at beginning of period	$11.69	$10.11	$9.05
Value at end of period	$12.28	$11.69	$10.11
Number of accumulation units outstanding at end of period	33,925	18,301	6,272
PIONEER MID CAP VALUE VCT PORTFOLIO			
(Funds were first received in this option during September 2003)			
Value at beginning of period	$14.86	$12.24	$10.82
Value at end of period	$15.92	$14.86	$12.24
Number of accumulation units outstanding at end of period	5,635	1,094	84

FOR MASTER APPLICATIONS ONLY

I hereby acknowledge receipt of an Account C prospectus dated April 28, 2006, as well as all current prospectuses for the funds available under the Contracts.

_____ *Please send an Account C Statement of Additional Information (Form No. SAI.01107-06) dated April 28, 2006.*

CONTRACT HOLDER'S SIGNATURE

DATE

PRO.01107-06

VARIABLE ANNUITY ACCOUNT C
OF
ING LIFE INSURANCE AND ANNUITY COMPANY

Statement of Additional Information dated April 28, 2006

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus dated April 28, 2006. The contracts offered in connection with the prospectus are group or individual deferred variable annuity contracts funded through Variable Annuity Account C (the "separate account").

A free prospectus is available upon request from the local ING Life Insurance and Annuity Company office or by writing to or calling:

ING
USFS Customer Service
Defined Contribution Administration, TS21
151 Farmington Avenue
Hartford, Connecticut 06156
1-800-262-3862

Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

ING Life Insurance and Annuity Company (the "Company", "we", "us", "our") is a stock life insurance company which was organized under the insurance laws of the State of Connecticut in 1976. Prior to May 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. Through a merger, it succeeded to the business of Aetna Variable Annuity Life Insurance Company (formerly Participating Annuity Life Insurance Company organized in 1954).

As of December 31, 2005, the Company and its subsidiary life company had $54 billion invested through their products, including $37 billion in their separate accounts (of which the Company, or its management affiliates ING Investment Management Co. and ING Investments, LLC manages or oversees the management of $18 billion). The Company is ranked among the top 2% of all life and health insurance companies rated by A.M. Best Company as of July 19, 2005. The Company is an indirect wholly owned subsidiary of ING Groep N.V., a global financial institution active in the fields of insurance, banking and asset management and is a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc. The Company is engaged in the business of issuing life insurance policies and annuity contracts. Our Home Office is located at 151 Farmington Avenue, Hartford, Connecticut 06156.

In addition to serving as the depositor for the separate account, the Company is a registered investment adviser under the Investment Advisers Act of 1940. We provide investment advice to several of the registered management investment companies offered as variable investment options under the contracts funded by the separate account (see "Variable Annuity Account C" below).

Other than the mortality and expense risk charge, administrative expense charge and ING GET Fund guarantee charge described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative costs or distribution costs from the funds or affiliates of the funds used as funding options under the contract. (See "Fees" in the prospectus.)

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

VARIABLE ANNUITY ACCOUNT C

Variable Annuity Account C is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Purchase payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds listed below. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions, under all contracts, or under all plans.

The funds currently available under the contract are as follows*:

AIM V.I. Capital Appreciation Fund (Series I)[1]
AIM V.I. Core Equity Fund (Series I)[1]
American Century® Income & Growth Fund (Advisor Class) [2][4]
Calvert Social Balanced Portfolio
Capital One Mid Cap Equity Fund (Class A Shares) [2][3]
EuroPacific Growth Fund® (Class R-4) [2]
Evergreen Special Values Fund (Class A) [2]
Fidelity® VIP Contrafund® Portfolio (Initial Class)
Fidelity® VIP Equity-Income Portfolio (Initial Class)
Fidelity® VIP Growth Portfolio (Initial Class)
Fidelity® VIP Midcap Portfolio (Initial Class)[5]
Fidelity® VIP Overseas Portfolio (Initial Class) [4]
Franklin Small Cap Value Securities Fund (Class 2)
ING AllianceBernstein Mid Cap Growth Portfolio (Class S)[3]
ING American Century Large Company Value Portfolio (Service Class)
ING American Century Select Portfolio (Initial Class)
ING American Century Small-Mid Cap Value Portfolio (Service Class)[3]
ING Baron Asset Portfolio (Service Class)
ING Baron Small Cap Growth Portfolio (Service Class)
ING Columbia Small Cap Value II Portfolio (Service Class)
ING Davis Venture Value Portfolio (Service Class)[3]
ING Evergreen Health Sciences Portfolio (Class S)
ING FMR^SM Diversified Mid Cap Portfolio (Class S)
ING FMR^SM Earnings Growth Portfolio (Class I)
ING Fundamental Research Portfolio (Service Class)
ING GET U.S. Core Portfolio[6]
ING Goldman Sachs® Capital Growth Portfolio (Service Class) [7]
ING JPMorgan Emerging Markets Equity Portfolio (Class S)
ING JPMorgan International Portfolio (Initial Class)[3]
ING JPMorgan Mid Cap Value Portfolio (Service Class)
ING JPMorgan Small Cap Equity Portfolio (Class S)
ING JPMorgan Value Opportunities Portfolio (Class S)
ING Julius Baer Foreign Portfolio (Class S)
ING Legg Mason Partners Aggressive Growth Portfolio (Initial Class)[3]

ING Legg Mason Partners Large Cap Growth Portfolio (Initial Class) [3]
ING Legg Mason Value Portfolio (Class S)
ING Lord Abbett Affiliated Portfolio (Class I)[3]
ING Marsico Growth Portfolio (Class S)
ING Marsico International Opportunities Portfolio (Class S)
ING MFS Capital Opportunities Portfolio (Initial Class)
ING MFS Total Return Portfolio (Class S)
ING MFS Utilities Portfolio (Class S)
ING Neuberger Berman Partners Portfolio (Service Class)
ING OpCap Balanced Value Portfolio (Service Class)
ING Oppenheimer Global Portfolio (Initial Class)
ING Oppenheimer Main Street Portfolio® (Class S)
ING Oppenheimer Strategic Income Portfolio (Initial Class)
ING PIMCO High Yield Portfolio (Class S)
ING PIMCO Total Return Portfolio (Service Class)
ING Pioneer Fund Portfolio (Class I)
ING Pioneer High Yield Portfolio (Initial Class)
ING Pioneer Mid Cap Value Portfolio (Class I)
ING Solution 2015 Portfolio (Service Class) [8]
ING Solution 2025 Portfolio (Service Class) [8]
ING Solution 2035 Portfolio (Service Class) [8]
ING Solution 2045 Portfolio (Service Class) [8]
ING Solution Income Portfolio (Service Class) [8]
ING Stock Index Portfolio (Class I)
ING T. Rowe Price Capital Appreciation Portfolio (Class S)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class)
ING T. Rowe Price Equity Income Portfolio (Class S)
ING T. Rowe Price Growth Equity Portfolio (Initial Class)
ING Templeton Foreign Equity Portfolio (Service Class)
ING Templeton Global Growth (Class S)
ING UBS U.S. Large Cap Equity Portfolio (Initial Class)
ING UBS U.S. Small Cap Growth Portfolio (Service Class)
ING Van Kampen Comstock Portfolio (Service Class)
ING Van Kampen Equity and Income Portfolio (Initial Class)
ING Van Kampen Growth and Income Portfolio (Class S)
ING Van Kampen Real Estate Portfolio (Class S)
ING VP Balanced Portfolio, Inc. (Class I)

ING VP Financial Services Portfolio (Class I)
ING VP Global Science and Technology Portfolio (Class I)
ING VP Growth and Income Portfolio (Class I)
ING VP Growth Portfolio (Class I)
ING VP Index Plus International Equity Portfolio (Class S)
ING VP Index Plus LargeCap Portfolio (Class I)
ING VP Index Plus MidCap Portfolio (Class I)
ING VP Index Plus SmallCap Portfolio (Class I)
ING VP Intermediate Bond Portfolio (Class I)
ING VP International Equity Portfolio (Class I)
ING VP International Value Portfolio (Class I)
ING VP MidCap Opportunities Portfolio (Class I)
ING VP Money Market Portfolio (Class I)
ING VP Natural Resources Trust
ING VP Real Estate Portfolio (Class I)
ING VP Small Company Portfolio (Class I)
ING VP SmallCap Opportunities Portfolio (Class I)
ING VP Strategic Allocation Conservative Portfolio (Class I) [3]
ING VP Strategic Allocation Growth Portfolio (Class I)
ING VP Strategic Allocation Moderate Portfolio (Class I) [3]
ING VP Value Opportunity Portfolio (Class I)
ING Wells Fargo Mid Cap Disciplined Portfolio (Class S)
ING Wells Fargo Small Cap Disciplined Portfolio (Class S)
LKCM Aquinas Growth Fund [2][3][5]
Lord Abbett Series Fund - Growth and Income Portfolio (Class VC)
Lord Abbett Series Fund - Mid-Cap Value Portfolio (Class VC)
Neuberger Berman Socially Responsive Fund® (Trust Class) [2]
New Perspective Fund® (Class R-4)[2]
Oppenheimer Developing Markets Fund (Class A) [2][4]
Oppenheimer Main Street Small Cap Fund®/VA
Pax World Balanced Fund, Inc. [2]
PIMCO VIT Real Return Portfolio (Administrative Class)
Pioneer Equity Income VCT Portfolio (Class I)
Pioneer Fund VCT Portfolio (Class I)
Pioneer High Yield VCT Portfolio (Class I)
Pioneer Mid Cap Value VCT Portfolio (Class I)
Templeton Global Bond Fund (Class A) [2]
The Growth Fund of America® (Class R-4) [2]
Wanger Select
Wanger U.S. Smaller Companies
Washington Mutual Investors Fund^SM (Class R-4) [2]

*   The following funds are only available to a limited number of participants who did not participate in the fund substitution during April, 2005: Janus Aspen Balanced Portfolio, Janus Aspen Flexible Bond Portfolio, Janus Aspen Forty Portfolio, Janus Aspen Mid Cap Growth Portfolio, Janus Aspen Worldwide Growth Portfolio, Oppenheimer Global Securities Fund/VA and Oppenheimer Strategic Bond Fund/VA.
[1]   Effective May 1, 2006, AIM V.I. Growth Fund and AIM V.I. Premier Equity Fund will merge into AIM V.I. Capital Appreciation Fund and AIM V.I. Core Equity Fund, respectively. There are no further references to these funds in this contract prospectus.
[2]   This fund is available to the general public. See "Additional Risks of Investing in the Funds."
[3]   This fund has changed its name to the name listed above. See Appendix V for a complete list of former and current fund names.
[4]   These funds are only available to plans offering the funds prior to certain dates as follows: American Century® Income & Growth Fund - prior to May 1, 2002; Fidelity® VIP Overseas Portfolio - prior to May 1, 2004; and Oppenheimer Developing Markets Fund - prior to March 6, 2006.
[5]   This Fund is not available for all plans. Availability is subject to Company and/or plan sponsor approval.
[6]   The ING GET U.S. Portfolio is not currently available for investment.
[7]   Goldman Sachs® is a registered service mark of Goldman, Sachs & Co., and it is used by agreement with Goldman, Sachs & Co.
[8]   These portfolios are structured as fund of funds that invest directly in shares of underlying funds. See "Fees - Fund Fees and Expenses" for additional information.

   A complete description of each of the funds, including their investment objectives, policies, risks and fees and expenses, is contained in the prospectus and statement of additional information for each of the funds.

OFFERING AND PURCHASE OF CONTRACTS

The Company is the depositor and the Company's subsidiary, ING Financial Advisers, LLC serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the National Association of Securities Dealers, Inc., and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at 151 Farmington Avenue, Hartford, Connecticut 06156. The contracts are distributed through life insurance agents licensed to sell variable annuities who are registered representatives of ING Financial Advisers, LLC or of other registered broker-dealers who have entered into sales arrangements with ING Financial Advisers, LLC. The offering of the contracts is continuous. A description of the manner in which contracts are purchased may be found in the prospectus under the sections entitled "Contract Ownership and Rights" and "Your Account Value."

Compensation paid to the principal underwriter, ING Financial Advisers, LLC, for the years ending December 31, 2005, 2004 and 2003 amounted to $36,978,063.93, $33,938,738.36 and $32,306,093, respectively. These amounts reflect compensation paid to ING Financial Advisers, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account C of ING Life Insurance and Annuity Company.

INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (see "The Income Phase" in the prospectus), the value of your account is determined using accumulation unit values as of the tenth valuation before the first income phase payment is due. Such value (less any applicable premium tax charge) is applied to provide income phase payments to you in accordance with the payment option and investment options elected.

The Annuity option tables found in the contract show, for each option, the amount of the first income phase payment for each $1,000 of value applied. Thereafter, variable payments fluctuate as the Annuity Unit value(s) fluctuates with the investment experience of the selected investment option(s). The first income phase payment and subsequent income phase payments also vary depending on the assumed net investment rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first income phase payment, but income phase payments will increase thereafter only to the extent that the net investment rate increases by more than 5% on an annual basis.

Income phase payments would decline if the rate failed to increase by 5%. Use of the 3.5% assumed rate causes a lower first income phase payment, but subsequent income phase payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

When the income phase begins, the annuitant is credited with a fixed number of Annuity Units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first income phase payment based upon a particular investment option, and (b) is the then current Annuity Unit value for that investment option. As noted, Annuity Unit values fluctuate from one valuation to the next (see "Your Account Value" in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a ten day valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

EXAMPLE:

Assume that, at the date income phase payments are to begin, there are 3,000 accumulation units credited under a particular contract or account and that the value of an accumulation unit for the tenth valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax charge is payable and that the annuity table in the contract provides, for the income phase payment option elected, a first monthly variable income phase payment of $6.68 per $1000 of value applied; the annuitant's first monthly income phase payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an Annuity Unit upon the valuation on which the first income phase payment was due was $13.400000. When this value is divided into the first monthly income phase payment, the number of Annuity Units is determined to be 20.414. The value of this number of Annuity Units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the tenth valuation preceding the due date of the second monthly income phase payment, multiplying this factor by .9971779* = .9999058^30 (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of Annuity Units determined above) produces a result of 1.000442. This is then multiplied by the Annuity Unit value for the prior valuation ($13.400000 from above) to produce an Annuity Unit value of $13.405928 for the valuation occurring when the second income phase payment is due.

The second monthly income phase payment is then determined by multiplying the number of Annuity Units by the current Annuity Unit value, or 20.414 times $13. 405928, which produces a payment of $273.67.

*If an assumed net investment rate of 5% is elected, the appropriate factor to take into account such assumed rate would be .9959968 = .9998663^30.

SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar's Variable

Annuity/Life Performance Report and Lipper's Variable Insurance Products Performance Analysis Service (VIPPAS), which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize the underlying funds in terms of the asset classes they represent and use such categories in marketing materials for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP, 600 Peachtree Street, Suite 2800, Atlanta, GA 30308, is the independent registered public accounting firm for the separate account and for the Company. The services provided to the separate account include primarily the audit of the separate account's financial statements.

6

FINANCIAL STATEMENTS
ING Life Insurance and Annuity Company
Variable Annuity Account C
Year ended December 31, 2005
with Report of Independent Registered Public Accounting Firm

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ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Financial Statements
Year ended December 31, 2005

Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ING Life Insurance and Annuity Company

We have audited the accompanying statements of assets and liabilities of the Divisions constituting ING Life Insurance and Annuity Company Variable Annuity Account C (the "Account") as of December 31, 2005, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

AIM Growth Series:
  AIM Mid Cap Core Equity Fund - Class A
  AIM Small Cap Growth Fund - Class A
AIM Investment Funds:
  AIM Global Health Care Fund - Investor Class
AIM Sector Funds:
  AIM Health Sciences Fund - Investor Class
AIM Variable Insurance Funds:
  AIM V.I. Capital Appreciation Fund - Series I Shares
  AIM V.I. Core Equity Fund - Series I Shares
  AIM V.I. Growth Fund - Series I Shares
  AIM V.I. Premier Equity Fund - Series I Shares
AllianceBernstein Growth and Income Fund, Inc.:
  AllianceBernstein Growth and Income Fund - Class A
AllianceBernstein Variable Products Series Fund, Inc.:
  AllianceBernstein VPSF Growth and Income Portfolio Class A
Allianz Funds:
  Allianz NFJ Small-Cap Value Fund - Class A
American Century Quantitative Equity Funds:
  American Century Income & Growth Fund - Advisor Class
American Funds®:
  American Balanced Fund® - Class R-3
Ariel Investment Trust:
  Ariel Appreciation Fund
  Ariel Fund
Baron Funds Investment Trust:
  Baron Asset Fund
  Baron Growth Fund
Calvert Variable Series, Inc:
  Calvert Social Balanced Portfolio
EuroPacific Growth Fund®:
  EuroPacific Growth Fund® - Class R-3
  EuroPacific Growth Fund® - Class R-4
Evergreen Special Values Fund:
  Evergreen Special Values Fund - Class A
Fidelity Advisor Series I:
  Fidelity® Advisor Mid Cap Fund - Class T
Fidelity® Variable Insurance Products:
  Fidelity® VIP Asset Manager℠ Portfolio - Initial Class
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Equity-Income Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP High Income Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Initial Class

Franklin Mutual Series Fund, Inc.:
  Mutual Discovery Fund - Class R
Franklin Strategic Series:
  Franklin Small-Mid Cap Growth Fund - Class A
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
Hibernia Funds:
  Hibernia Mid Cap Equity Fund - Class A
ING Equity Trust:
  ING Financial Services Fund - Class A
  ING Real Estate Fund - Class A
ING Funds Trust:
  ING GNMA Income Fund - Class A
  ING Intermediate Bond Fund - Class A
ING GET Fund:
  ING GET Fund - Series H
  ING GET Fund - Series I
  ING GET Fund - Series J
  ING GET Fund - Series K
  ING GET Fund - Series L
  ING GET Fund - Series Q
  ING GET Fund - Series S
ING Investors Trust:
  ING AllianceBernstein Mid Cap Growth Portfolio - Service Class
  ING Evergreen Health Sciences Portfolio - Class S
  ING FMR℠ Diversified Mid Cap Portfolio - Service Class
  ING JPMorgan Emerging Markets Equity
    Portfolio - Institutional Class
  ING JPMorgan Emerging Markets Equity Portfolio - Service Class
  ING JPMorgan Small Cap Equity Portfolio - Service Class
  ING Julius Baer Foreign Portfolio - Service Class
  ING Legg Mason Value Portfolio - Service Class
  ING Marsico Growth Portfolio - Service Class
  ING Marsico International Opportunities Portfolio - Service Class
  ING MFS Total Return Portfolio - Service Class
  ING MFS Utilities Portfolio - Service Class
  ING Oppenheimer Main Street Portfolio® - Service Class
  ING PIMCO High Yield Portfolio - Service Class
  ING Stock Index Portfolio - Institutional Class
  ING T. Rowe Price Capital Appreciation Portfolio - Service Class
  ING T. Rowe Price Equity Income Portfolio - Service Class
  ING Van Kampen Growth and Income Portfolio - Service Class
ING Mutual Funds:
  ING International Fund - Class Q
  ING International SmallCap Fund - Class A

ING Partners, Inc.:
  ING American Century Large Company Value
    Portfolio - Service Class
  ING American Century Select Portfolio - Initial Class
  ING American Century Select Portfolio - Service Class
  ING American Century Small Cap Value
    Portfolio - Service Class
  ING Baron Small Cap Growth Portfolio - Service Class
  ING Davis Venture Value Portfolio - Service Class
  ING Fundamental Research Portfolio - Service Class
  ING Goldman Sachs® Capital Growth
    Portfolio - Service Class
  ING JPMorgan Fleming International Portfolio - Initial Class
  ING JPMorgan Fleming International Portfolio - Service Class
  ING JPMorgan Mid Cap Value Portfolio - Service Class
  ING MFS Capital Opportunities Portfolio - Initial Class
  ING OpCap Balanced Value Portfolio - Service Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING Oppenheimer Global Portfolio - Service Class
  ING Oppenheimer Strategic Income Portfolio - Initial Class
  ING PIMCO Total Return Portfolio - Service Class
  ING Salomon Brothers Aggressive Growth
    Portfolio - Initial Class
  ING Salomon Brothers Aggressive Growth
    Portfolio - Service Class
  ING Salomon Brothers Large Cap Growth
    Portfolio - Initial Class
  ING Solution 2015 Portfolio - Adviser Class
  ING Solution 2015 Portfolio - Service Class
  ING Solution 2025 Portfolio - Adviser Class
  ING Solution 2025 Portfolio - Service Class
  ING Solution 2035 Portfolio - Adviser Class
  ING Solution 2035 Portfolio - Service Class
  ING Solution 2045 Portfolio - Adviser Class
  ING Solution 2045 Portfolio - Service Class
  ING Solution Income Portfolio - Adviser Class
  ING Solution Income Portfolio - Service Class
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Initial Class
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Service Class
  ING T. Rowe Price Growth Equity Portfolio - Initial Class
  ING T. Rowe Price Growth Equity Portfolio - Service Class
  ING UBS U.S. Large Cap Equity Portfolio - Initial Class
  ING Van Kampen Comstock Portfolio - Service Class
  ING Van Kampen Equity and Income Portfolio - Initial Class
  ING Van Kampen Equity and Income Portfolio - Service Class
ING Strategic Allocation Portfolio, Inc.:
  ING VP Strategic Allocation Balanced Portfolio - Class I
  ING VP Strategic Allocation Growth Portfolio - Class I
  ING VP Strategic Allocation Income Portfolio - Class I
ING Variable Funds:
  ING VP Growth and Income Portfolio - Class I
ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 1
  ING GET U.S. Core Portfolio - Series 2
  ING GET U.S. Core Portfolio - Series 3
  ING GET U.S. Core Portfolio - Series 5
  ING GET U.S. Core Portfolio - Series 6
  ING GET U.S. Core Portfolio - Series 7

ING Variable Insurance Trust (continued):
  ING GET U.S. Core Portfolio - Series 8
  ING GET U.S. Core Portfolio - Series 9
  ING GET U.S. Core Portfolio - Series 10
  ING GET U.S. Core Portfolio - Series 11
ING Variable Portfolios, Inc.:
  ING VP Global Science and Technology Portfolio - Class I
  ING VP Growth Portfolio - Class I
  ING VP Index Plus LargeCap Portfolio - Class I
  ING VP Index Plus MidCap Portfolio - Class I
  ING VP Index Plus SmallCap Portfolio - Class I
  ING VP International Equity Portfolio - Class I
  ING VP Small Company Portfolio - Class I
  ING VP Value Opportunity Portfolio - Class I
ING Variable Products Trust:
  ING VP Financial Services Portfolio - Class I
  ING VP International Value Portfolio - Class I
  ING VP MagnaCap Portfolio - Class I
  ING VP MidCap Opportunities Portfolio - Class I
  ING VP Real Estate Portfolio - Class I
  ING VP SmallCap Opportunities Portfolio - Class I
ING VP Balanced Portfolio, Inc.:
  ING VP Balanced Portfolio - Class I
ING VP Emerging Markets Fund:
  ING VP Emerging Markets Fund
ING VP Intermediate Bond Portfolio:
  ING VP Intermediate Bond Portfolio - Class I
ING VP Money Market Portfolio - Class I:
  ING VP Money Market Portfolio - Class I
ING VP Natural Resources Trust:
  ING VP Natural Resources Trust
Janus Adviser Series:
  Janus Adviser Series Balanced Fund - Class S
Janus Aspen Series:
  Janus Aspen Series Balanced Portfolio - Institutional Shares
  Janus Aspen Series Capital Appreciation Portfolio - Service Shares
  Janus Aspen Series Flexible Bond Portfolio - Institutional Shares
  Janus Aspen Series Large Cap Growth
    Portfolio - Institutional Shares
  Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares
  Janus Aspen Series Worldwide Growth
    Portfolio - Institutional Shares
Janus Twenty Fund:
  Janus Twenty Fund
Legg Mason Value Trust, Inc.:
  Legg Mason Value Trust, Inc. - Primary Class
Lord Abbett Affiliated Fund, Inc.:
  Lord Abbett Affiliated Fund - Class A
Lord Abbett MidCap Value Fund, Inc.:
  Lord Abbett Mid-Cap Value Fund - Class A
Lord Abbett Research Fund, Inc.:
  Lord Abbett Small-Cap Value Fund - Class A
Lord Abbett Series Fund, Inc.:
  Lord Abbett Series Fund - Growth and Income Portfolio - Class VC
  Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC
Massachusetts Investors Growth Stock Fund:
  Massachusetts Investors Growth Stock Fund - Class A
MFS® Variable Insurance Trust℠:
  MFS® Total Return Series - Initial Class

Moderate Allocation Portfolio:
  Moderate Allocation Portfolio
New Perspective Fund®, Inc.:
  New Perspective Fund® - Class R-3
  New Perspective Fund® - Class R-4
Oppenheimer Capital Appreciation Fund:
  Oppenheimer Capital Appreciation Fund - Class A
Oppenheimer Developing Markets Fund:
  Oppenheimer Developing Markets Fund - Class A
Oppenheimer Global Fund:
  Oppenheimer Global Fund - Class A
Oppenheimer Main Street Fund®, Inc.:
  Oppenheimer Main Street Fund® - Class A
Oppenheimer Variable Account Funds:
  Oppenheimer Aggressive Growth Fund/VA
  Oppenheimer Global Securities Fund/VA
  Oppenheimer Main Street Fund®/VA
  Oppenheimer Main Street Small Cap Fund®/VA
  Oppenheimer Strategic Bond Fund/VA
Pax World Balanced Fund, Inc.:
  Pax World Balanced Fund
PIMCO Variable Insurance Trust:
  PIMCO Real Return Portfolio - Admin Class
Pioneer Fund:
  Pioneer Fund - Class A
Pioneer High Yield Fund:
  Pioneer High Yield Fund - Class A
Pioneer Variable Contracts Trust:
  Pioneer Equity Income VCT Portfolio - Class I
  Pioneer Fund VCT Portfolio - Class I
  Pioneer High Yield VCT Portfolio - Class I
  Pioneer Mid Cap Value VCT Portfolio - Class I

Scudder Equity 500 Index Fund:
  Scudder Equity 500 Index Fund - Investment
T. Rowe Price Mid-Cap Value Fund, Inc.:
  T. Rowe Price Mid-Cap Value Fund - R Class
Templeton Funds, Inc.:
  Templeton Foreign Fund - Class A
Templeton Growth Fund, Inc.:
  Templeton Growth Fund, Inc. - Class A
Templeton Income Trust:
  Templeton Global Bond Fund - Class A
The Growth Fund of America®, Inc.:
  The Growth Fund of America® - Class R-3
  The Growth Fund of America® - Class R-4
The Income Fund of America®, Inc.:
  The Income Fund of America® - Class R-3
The UBS Funds:
  UBS U.S. Small Cap Growth Fund - Class A
Vanguard® Index Funds:
  Vanguard® 500 Index Fund - Investor Shares
Vanguard® Variable Insurance Fund:
  Diversified Value Portfolio
  Equity Income Portfolio
  Small Company Growth Portfolio
Wanger Advisors Trust:
  Wanger Select
  Wanger U.S. Smaller Companies
Washington Mutual Investors Fund[SM,] Inc.:
  Washington Mutual Investors Fund[SM] - Class R-3
  Washington Mutual Investors Fund[SM] - Class R-4

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2005, by correspondence with the transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective Divisions constituting ING Life Insurance and Annuity Company Variable Annuity Account C at December 31, 2005, the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 22, 2006

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	AIM Mid Cap Core Equity Fund - Class A	AIM Small Cap Growth Fund - Class A	AIM Global Health Care Fund - Investor Class	AIM V.I. Capital Appreciation Fund - Series I Shares	AIM V.I. Core Equity Fund - Series I Shares
Assets					
Investments in mutual funds					
at fair value	$ 188	$ 8	$ 68	$ 19,375	$ 31,784
Total assets	188	8	68	19,375	31,784
Liabilities					
Payable to related parties	-	-	-	1	1
Total liabilities	-	-	-	1	1
Net assets	$ 188	$ 8	$ 68	$ 19,374	$ 31,783
Net assets					
Accumulation units	$ 188	$ 8	$ 68	$ 19,374	$ 31,771
Contracts in payout (annuitization)	-	-	-	-	12
Total net assets	$ 188	$ 8	$ 68	$ 19,374	$ 31,783
Total number of mutual fund shares	6,592	280	2,243	785,031	1,355,387
Cost of mutual fund shares	$ 190	$ 8	$ 66	$ 16,059	$ 29,989

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	AIM V.I. Growth Fund - Series I Shares	AIM V.I. Premier Equity Fund - Series I Shares	AllianceBernstein Growth and Income Fund - Class A	AllianceBernstein VPSF Growth and Income Portfolio Class A	Allianz NFJ Small-Cap Value Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 16,624	$ 16,972	$ 42	$ 260	$ 398
Total assets	16,624	16,972	42	260	398
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 16,624	$ 16,972	$ 42	$ 260	$ 398
Net assets					
Accumulation units	$ 16,624	$ 16,968	$ 42	$ 260	$ 398
Contracts in payout (annuitization)	-	4	-	-	-
Total net assets	$ 16,624	$ 16,972	$ 42	$ 260	$ 398
Total number of mutual fund shares	963,703	760,387	10,843	10,434	13,786
Cost of mutual fund shares	$ 13,988	$ 15,782	$ 39	$ 251	$ 401

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	American Century Income & Growth Fund - Advisor Class	American Balanced Fund® - Class R-3	Ariel Appreciation Fund	Ariel Fund	Baron Asset Fund
Assets					
Investments in mutual funds					
at fair value	$ 5,629	$ 3,656	$ 394	$ 537	$ 403
Total assets	5,629	3,656	394	537	403
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 5,629	$ 3,656	$ 394	$ 537	$ 403
Net assets					
Accumulation units	$ 5,629	$ 3,656	$ 394	$ 537	$ 403
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 5,629	$ 3,656	$ 394	$ 537	$ 403
Total number of mutual fund shares	185,700	205,734	8,443	10,731	7,160
Cost of mutual fund shares	$ 5,331	$ 3,651	$ 389	$ 563	$ 382

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	Baron Growth Fund	Calvert Social Balanced Portfolio	EuroPacific Growth Fund® - Class R-3	EuroPacific Growth Fund® - Class R-4	Evergreen Special Values Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 1,034	$ 66,535	$ 1,208	$ 61,649	$ 75,303
Total assets	1,034	66,535	1,208	61,649	75,303
Liabilities					
Payable to related parties	-	2	-	2	2
Total liabilities	-	2	-	2	2
Net assets	$ 1,034	$ 66,533	$ 1,208	$ 61,647	$ 75,301
Net assets					
Accumulation units	$ 1,034	$ 66,533	$ 1,208	$ 61,647	$ 75,301
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 1,034	$ 66,533	$ 1,208	$ 61,647	$ 75,301
Total number of mutual fund shares	22,775	34,243,343	29,747	1,517,335	2,814,019
Cost of mutual fund shares	$ 1,010	$ 65,813	$ 1,053	$ 55,140	$ 71,401

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	Fidelity® Advisor Mid Cap Fund - Class T	Fidelity® VIP Asset Manager^SM Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Equity- Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 591	$ 18,647	$ 1,008,085	$ 401,217	$ 329,194
Total assets	591	18,647	1,008,085	401,217	329,194
Liabilities					
Payable to related parties	-	1	28	11	10
Total liabilities	-	1	28	11	10
Net assets	$ 591	$ 18,646	$ 1,008,057	$ 401,206	$ 329,184
Net assets					
Accumulation units	$ 591	$ 18,646	$ 1,002,269	$ 398,255	$ 329,128
Contracts in payout (annuitization)	-	-	5,788	2,951	56
Total net assets	$ 591	$ 18,646	$ 1,008,057	$ 401,206	$ 329,184
Total number of mutual fund shares	24,351	1,239,843	32,487,428	15,740,171	9,768,355
Cost of mutual fund shares	$ 568	$ 17,980	$ 739,931	$ 354,781	$ 386,476

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Mutual Discovery Fund - Class R	Franklin Small-Mid Cap Growth Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 6,022	$ 116,618	$ 44,760	$ 667	$ 318
Total assets	6,022	116,618	44,760	667	318
Liabilities					
Payable to related parties	-	3	1	-	-
Total liabilities	-	3	1	-	-
Net assets	$ 6,022	$ 116,615	$ 44,759	$ 667	$ 318
Net assets					
Accumulation units	$ 5,936	$ 116,615	$ 44,759	$ 667	$ 318
Contracts in payout (annuitization)	86	-	-	-	-
Total net assets	$ 6,022	$ 116,615	$ 44,759	$ 667	$ 318
Total number of mutual fund shares	975,998	821,951	2,171,750	25,788	8,419
Cost of mutual fund shares	$ 6,330	$ 108,631	$ 36,351	$ 629	$ 295

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	Franklin Small Cap Value Securities Fund - Class 2	Hibernia Mid Cap Equity Fund - Class A	ING Financial Services Fund - Class A	ING Real Estate Fund - Class A	ING GNMA Income Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 72,310	$ 125	$ 51	$ 954	$ 712
Total assets	72,310	125	51	954	712
Liabilities					
Payable to related parties	2	-	-	-	-
Total liabilities	2	-	-	-	-
Net assets	$ 72,308	$ 125	$ 51	$ 954	$ 712
Net assets					
Accumulation units	$ 71,421	$ 125	$ 51	$ 954	$ 712
Contracts in payout (annuitization)	887	-	-	-	-
Total net assets	$ 72,308	$ 125	$ 51	$ 954	$ 712
Total number of mutual fund shares	4,306,710	7,218	2,251	62,711	84,550
Cost of mutual fund shares	$ 62,967	$ 127	$ 51	$ 939	$ 722

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING Intermediate Bond Fund - Class A	ING GET Fund - Series L	ING GET Fund - Series Q	ING GET Fund - Series S	ING AllianceBernstein Mid Cap Growth Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 829	$ 629	$ 3,208	$ 14,567	$ 1,096
Total assets	829	629	3,208	14,567	1,096
Liabilities					
Payable to related parties	-	-	-	1	-
Total liabilities	-	-	-	1	-
Net assets	$ 829	$ 629	$ 3,208	$ 14,566	$ 1,096
Net assets					
Accumulation units	$ 829	$ 629	$ 3,208	$ 14,566	$ 1,096
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 829	$ 629	$ 3,208	$ 14,566	$ 1,096
Total number of mutual fund shares	80,458	65,636	316,959	1,443,698	57,611
Cost of mutual fund shares	$ 839	$ 659	$ 3,177	$ 14,505	$ 1,126

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING Evergreen Health Sciences Portfolio - Class S	ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Equity Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 1,446	$ 4,611	$ 15,902	$ 6,873	$ 282
Total assets	1,446	4,611	15,902	6,873	282
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 1,446	$ 4,611	$ 15,902	$ 6,873	$ 282
Net assets					
Accumulation units	$ 1,446	$ 4,611	$ 15,902	$ 6,873	$ 282
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 1,446	$ 4,611	$ 15,902	$ 6,873	$ 282
Total number of mutual fund shares	135,246	348,520	1,084,008	468,518	22,528
Cost of mutual fund shares	$ 1,440	$ 4,420	$ 15,490	$ 6,305	$ 281

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING Julius Baer Foreign Portfolio - Service Class	ING Legg Mason Value Portfolio - Service Class	ING Marsico Growth Portfolio - Service Class	ING Marsico International Opportunities Portfolio - Service Class	ING MFS Total Return Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 8,790	$ 1,700	$ 1,159	$ 1,348	$ 41,281
Total assets	8,790	1,700	1,159	1,348	41,281
Liabilities					
Payable to related parties	-	-	-	-	1
Total liabilities	-	-	-	-	1
Net assets	$ 8,790	$ 1,700	$ 1,159	$ 1,348	$ 41,280
Net assets					
Accumulation units	$ 8,790	$ 1,700	$ 1,159	$ 1,348	$ 41,280
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 8,790	$ 1,700	$ 1,159	$ 1,348	$ 41,280
Total number of mutual fund shares	673,084	160,226	73,386	109,044	2,264,464
Cost of mutual fund shares	$ 8,553	$ 1,641	$ 1,118	$ 1,241	$ 40,798

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING MFS Utilities Portfolio - Service Class	ING Oppenheimer Main Street Portfolio® - Service Class	ING PIMCO High Yield Portfolio - Service Class	ING Stock Index Portfolio - Institutional Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 1,191	$ 214	$ 1,418	$ 25,037	$ 19,164
Total assets	1,191	214	1,418	25,037	19,164
Liabilities					
Payable to related parties	-	-	-	-	1
Total liabilities	-	-	-	-	1
Net assets	$ 1,191	$ 214	$ 1,418	$ 25,037	$ 19,163
Net assets					
Accumulation units	$ 1,191	$ 214	$ 1,418	$ 25,037	$ 19,163
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 1,191	$ 214	$ 1,418	$ 25,037	$ 19,163
Total number of mutual fund shares	106,299	12,244	138,838	2,196,197	762,599
Cost of mutual fund shares	$ 1,207	$ 207	$ 1,410	$ 22,854	$ 18,733

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING T. Rowe Price Equity Income Portfolio - Service Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING International Fund - Class Q	ING International SmallCap Fund - Class A	ING American Century Large Company Value Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 54,940	$ 8,388	$ 2	$ 283	$ 4,395
Total assets	54,940	8,388	2	283	4,395
Liabilities					
Payable to related parties	2	-	-	-	-
Total liabilities	2	-	-	-	-
Net assets	$ 54,938	$ 8,388	$ 2	$ 283	$ 4,395
Net assets					
Accumulation units	$ 54,938	$ 8,388	$ 2	$ 283	$ 4,373
Contracts in payout (annuitization)	-	-	-	-	22
Total net assets	$ 54,938	$ 8,388	$ 2	$ 283	$ 4,395
Total number of mutual fund shares	3,986,906	309,854	213	6,905	309,508
Cost of mutual fund shares	$ 52,128	$ 8,257	$ 2	$ 232	$ 4,167

The accompanying notes are an integral part of these financial statements.

16

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING American Century Select Portfolio - Initial Class	ING American Century Select Portfolio - Service Class	ING American Century Small Cap Value Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Service Class	ING Davis Venture Value Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 158,151	$ 20	$ 31,598	$ 79,171	$ 7,330
Total assets	158,151	20	31,598	79,171	7,330
Liabilities					
Payable to related parties	5	-	1	2	-
Total liabilities	5	-	1	2	-
Net assets	$ 158,146	$ 20	$ 31,597	$ 79,169	$ 7,330
Net assets					
Accumulation units	$ 157,836	$ 20	$ 31,245	$ 78,843	$ 7,279
Contracts in payout (annuitization)	310	-	352	326	51
Total net assets	$ 158,146	$ 20	$ 31,597	$ 79,169	$ 7,330
Total number of mutual fund shares	16,753,257	2,192	2,691,481	4,929,716	392,183
Cost of mutual fund shares	$ 146,579	$ 19	$ 31,451	$ 67,812	$ 6,564

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING Fundamental Research Portfolio - Service Class	ING Goldman Sachs® Capital Growth Portfolio - Service Class	ING JPMorgan Fleming International Portfolio - Initial Class	ING JPMorgan Fleming International Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 1,536	$ 2,001	$ 139,809	$ 3	$ 24,334
Total assets	1,536	2,001	139,809	3	24,334
Liabilities					
Payable to related parties	-	-	4	-	1
Total liabilities	-	-	4	-	1
Net assets	$ 1,536	$ 2,001	$ 139,805	$ 3	$ 24,333
Net assets					
Accumulation units	$ 1,536	$ 1,928	$ 138,637	$ 3	$ 24,011
Contracts in payout (annuitization)	-	73	1,168	-	322
Total net assets	$ 1,536	$ 2,001	$ 139,805	$ 3	$ 24,333
Total number of mutual fund shares	168,839	174,901	10,410,223	238	1,740,636
Cost of mutual fund shares	$ 1,381	$ 1,849	$ 105,684	$ 3	$ 24,032

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING MFS Capital Opportunities Portfolio - Initial Class	ING OpCap Balanced Value Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class	ING Oppenheimer Strategic Income Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 118,728	$ 16,574	$ 881,762	$ 20	$ 116,353
Total assets	118,728	16,574	881,762	20	116,353
Liabilities					
Payable to related parties	3	1	25	-	3
Total liabilities	3	1	25	-	3
Net assets	$ 118,725	$ 16,573	$ 881,737	$ 20	$ 116,350
Net assets					
Accumulation units	$ 118,487	$ 16,322	$ 879,914	$ 20	$ 114,845
Contracts in payout (annuitization)	238	251	1,823	-	1,505
Total net assets	$ 118,725	$ 16,573	$ 881,737	$ 20	$ 116,350
Total number of mutual fund shares	4,333,125	1,206,235	62,227,382	1,410	11,635,308
Cost of mutual fund shares	$ 148,411	$ 15,214	$ 753,631	$ 19	$ 116,695

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING PIMCO Total Return Portfolio - Service Class	ING Salomon Brothers Aggressive Growth Portfolio - Initial Class	ING Salomon Brothers Aggressive Growth Portfolio - Service Class	ING Salomon Brothers Large Cap Growth Portfolio - Initial Class	ING Solution 2015 Portfolio - Adviser Class
Assets					
Investments in mutual funds					
at fair value	$ 54,955	$ 213,931	$ 36	$ 4,113	$ 440
Total assets	54,955	213,931	36	4,113	440
Liabilities					
Payable to related parties	2	6	-	-	-
Total liabilities	2	6	-	-	-
Net assets	$ 54,953	$ 213,925	$ 36	$ 4,113	$ 440
Net assets					
Accumulation units	$ 54,596	$ 213,832	$ 36	$ 4,113	$ 440
Contracts in payout (annuitization)	357	93	-	-	-
Total net assets	$ 54,953	$ 213,925	$ 36	$ 4,113	$ 440
Total number of mutual fund shares	5,055,660	4,805,285	823	352,735	40,937
Cost of mutual fund shares	$ 54,840	$ 240,751	$ 33	$ 3,954	$ 438

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Adviser Class	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Adviser Class	ING Solution 2035 Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 1,980	$ 266	$ 1,918	$ 440	$ 1,176
Total assets	1,980	266	1,918	440	1,176
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 1,980	$ 266	$ 1,918	$ 440	$ 1,176
Net assets					
Accumulation units	$ 1,980	$ 266	$ 1,918	$ 440	$ 1,176
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 1,980	$ 266	$ 1,918	$ 440	$ 1,176
Total number of mutual fund shares	183,857	24,220	174,367	39,495	105,352
Cost of mutual fund shares	$ 1,932	$ 264	$ 1,863	$ 434	$ 1,141

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING Solution 2045 Portfolio - Adviser Class	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Adviser Class	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 256	$ 586	$ 40	$ 341	$ 429,434
Total assets	256	586	40	341	429,434
Liabilities					
Payable to related parties	-	-	-	-	12
Total liabilities	-	-	-	-	12
Net assets	$ 256	$ 586	$ 40	$ 341	$ 429,422
Net assets					
Accumulation units	$ 256	$ 586	$ 40	$ 341	$ 429,333
Contracts in payout (annuitization)	-	-	-	-	89
Total net assets	$ 256	$ 586	$ 40	$ 341	$ 429,422
Total number of mutual fund shares	22,535	51,518	3,884	32,824	49,645,554
Cost of mutual fund shares	$ 255	$ 571	$ 40	$ 336	$ 371,118

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Van Kampen Comstock Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 230	$ 282,049	$ 446	$ 134,494	$ 98,139
Total assets	230	282,049	446	134,494	98,139
Liabilities					
Payable to related parties	-	8	-	4	3
Total liabilities	-	8	-	4	3
Net assets	$ 230	$ 282,041	$ 446	$ 134,490	$ 98,136
Net assets					
Accumulation units	$ 230	$ 281,193	$ 446	$ 132,916	$ 96,326
Contracts in payout (annuitization)	-	848	-	1,574	1,810
Total net assets	$ 230	$ 282,041	$ 446	$ 134,490	$ 98,136
Total number of mutual fund shares	26,900	5,360,106	8,558	14,461,764	8,070,678
Cost of mutual fund shares	$ 213	$ 260,474	$ 416	$ 144,793	$ 90,442

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING Van Kampen Equity and Income Portfolio - Initial Class	ING Van Kampen Equity and Income Portfolio - Service Class	ING VP Strategic Allocation Balanced Portfolio - Class I	ING VP Strategic Allocation Growth Portfolio - Class I	ING VP Strategic Allocation Income Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 344,739	$ 13	$ 73,685	$ 81,187	$ 39,167
Total assets	344,739	13	73,685	81,187	39,167
Liabilities					
Payable to related parties	10	-	2	2	1
Total liabilities	10	-	2	2	1
Net assets	$ 344,729	$ 13	$ 73,683	$ 81,185	$ 39,166
Net assets					
Accumulation units	$ 343,438	$ 13	$ 73,194	$ 80,803	$ 38,387
Contracts in payout (annuitization)	1,291	-	489	382	779
Total net assets	$ 344,729	$ 13	$ 73,683	$ 81,185	$ 39,166
Total number of mutual fund shares	9,552,203	365	5,134,874	5,244,661	2,951,575
Cost of mutual fund shares	$ 315,160	$ 13	$ 67,091	$ 72,699	$ 36,760

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING VP Growth and Income Portfolio - Class I	ING GET U.S. Core Portfolio - Series 1	ING GET U.S. Core Portfolio - Series 2	ING GET U.S. Core Portfolio - Series 3	ING GET U.S. Core Portfolio - Series 5
Assets					
Investments in mutual funds					
at fair value	$ 1,975,315	$ 1,438	$ 11,168	$ 37,122	$ 645
Total assets	1,975,315	1,438	11,168	37,122	645
Liabilities					
Payable to related parties	60	-	-	1	-
Total liabilities	60	-	-	1	-
Net assets	$ 1,975,255	$ 1,438	$ 11,168	$ 37,121	$ 645
Net assets					
Accumulation units	$ 1,822,784	$ 1,438	$ 11,168	$ 37,121	$ 645
Contracts in payout (annuitization)	152,471	-	-	-	-
Total net assets	$ 1,975,255	$ 1,438	$ 11,168	$ 37,121	$ 645
Total number of mutual fund shares	95,379,763	142,519	1,115,661	3,715,958	61,093
Cost of mutual fund shares	$ 2,648,394	$ 1,426	$ 11,160	$ 37,168	$ 612

The accompanying notes are an integral part of these financial statements.

25

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 6		ING GET U.S. Core Portfolio - Series 7		ING GET U.S. Core Portfolio - Series 8		ING GET U.S. Core Portfolio - Series 9		ING GET U.S. Core Portfolio - Series 10	
Assets										
Investments in mutual funds										
at fair value	$	4,616	$	3,939	$	1,556	$	220	$	107
Total assets		4,616		3,939		1,556		220		107
Liabilities										
Payable to related parties		-		-		-		-		-
Total liabilities		-		-		-		-		-
Net assets	$	4,616	$	3,939	$	1,556	$	220	$	107
Net assets										
Accumulation units	$	4,616	$	3,939	$	1,556	$	220	$	107
Contracts in payout (annuitization)		-		-		-		-		-
Total net assets	$	4,616	$	3,939	$	1,556	$	220	$	107
Total number of mutual fund shares		445,991		385,049		152,140		21,908		10,718
Cost of mutual fund shares	$	4,452	$	3,853	$	1,521	$	219	$	107

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 11	ING VP Global Science and Technology Portfolio - Class I	ING VP Growth Portfolio - Class I	ING VP Index Plus LargeCap Portfolio - Class I	ING VP Index Plus MidCap Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 80	$ 40,553	$ 78,902	$ 532,148	$ 416,476
Total assets	80	40,553	78,902	532,148	416,476
Liabilities					
Payable to related parties	-	1	2	15	11
Total liabilities	-	1	2	15	11
Net assets	$ 80	$ 40,552	$ 78,900	$ 532,133	$ 416,465
Net assets					
Accumulation units	$ 80	$ 40,552	$ 78,691	$ 527,190	$ 415,437
Contracts in payout (annuitization)	-	-	209	4,943	1,028
Total net assets	$ 80	$ 40,552	$ 78,900	$ 532,133	$ 416,465
Total number of mutual fund shares	7,988	9,497,304	7,601,385	34,510,240	22,283,385
Cost of mutual fund shares	$ 80	$ 35,415	$ 89,288	$ 532,342	$ 331,472

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING VP Index Plus SmallCap Portfolio - Class I	ING VP International Equity Portfolio - Class I	ING VP Small Company Portfolio - Class I	ING VP Value Opportunity Portfolio - Class I	ING VP Financial Services Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 182,251	$ 16,979	$ 158,733	$ 97,983	$ 790
Total assets	182,251	16,979	158,733	97,983	790
Liabilities					
Payable to related parties	5	-	4	3	-
Total liabilities	5	-	4	3	-
Net assets	$ 182,246	$ 16,979	$ 158,729	$ 97,980	$ 790
Net assets					
Accumulation units	$ 181,151	$ 16,302	$ 158,122	$ 97,980	$ 790
Contracts in payout (annuitization)	1,095	677	607	-	-
Total net assets	$ 182,246	$ 16,979	$ 158,729	$ 97,980	$ 790
Total number of mutual fund shares	10,926,321	1,679,393	7,331,792	7,074,556	68,297
Cost of mutual fund shares	$ 145,182	$ 14,589	$ 112,159	$ 85,801	$ 768

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING VP International Value Portfolio - Class I		ING VP MidCap Opportunities Portfolio - Class I		ING VP Real Estate Portfolio - Class I		ING VP SmallCap Opportunities Portfolio - Class I		ING VP Balanced Portfolio - Class I	
Assets										
Investments in mutual funds										
at fair value	$	78,446	$	5,277	$	47,194	$	9,331	$	637,473
Total assets		78,446		5,277		47,194		9,331		637,473
Liabilities										
Payable to related parties		2		-		1		-		19
Total liabilities		2		-		1		-		19
Net assets	$	78,444	$	5,277	$	47,193	$	9,331	$	637,454
Net assets										
Accumulation units	$	77,649	$	5,277	$	47,193	$	9,331	$	610,159
Contracts in payout (annuitization)		795		-		-		-		27,295
Total net assets	$	78,444	$	5,277	$	47,193	$	9,331	$	637,454
Total number of mutual fund shares		6,162,326		697,119		3,154,708		526,001		46,735,588
Cost of mutual fund shares	$	70,870	$	4,517	$	41,235	$	8,421	$	658,614

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING VP Intermediate Bond Portfolio - Class I	ING VP Money Market Portfolio - Class I	ING VP Natural Resources Trust	Janus Adviser Series Balanced Fund - Class S	Janus Aspen Series Balanced Portfolio - Institutional Shares
Assets					
Investments in mutual funds					
at fair value	$ 405,030	$ 210,716	$ 57,782	$ 1	$ 508
Total assets	405,030	210,716	57,782	1	508
Liabilities					
Payable to related parties	12	5	2	-	-
Total liabilities	12	5	2	-	-
Net assets	$ 405,018	$ 210,711	$ 57,780	$ 1	$ 508
Net assets					
Accumulation units	$ 398,146	$ 210,083	$ 57,780	$ 1	$ 508
Contracts in payout (annuitization)	6,872	628	-	-	-
Total net assets	$ 405,018	$ 210,711	$ 57,780	$ 1	$ 508
Total number of mutual fund shares	31,228,220	15,999,238	2,417,647	22	19,743
Cost of mutual fund shares	$ 421,217	$ 206,571	$ 47,652	$ 1	$ 480

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares	Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares	Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares	Legg Mason Value Trust, Inc. - Primary Class
Assets					
Investments in mutual funds					
at fair value	$ 146	$ 185	$ 489	$ 381	$ 1,329
Total assets	146	185	489	381	1,329
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 146	$ 185	$ 489	$ 381	$ 1,329
Net assets					
Accumulation units	$ 146	$ 185	$ 489	$ 381	$ 1,329
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 146	$ 185	$ 489	$ 381	$ 1,329
Total number of mutual fund shares	12,829	8,860	16,844	13,643	19,342
Cost of mutual fund shares	$ 153	$ 173	$ 433	$ 365	$ 1,179

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	Lord Abbett Affiliated Fund - Class A	Lord Abbett Mid-Cap Value Fund - Class A	Lord Abbett Small-Cap Value Fund - Class A	Lord Abbett Series Fund - Growth and Income Portfolio - Class VC	Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC
Assets					
Investments in mutual funds					
at fair value	$ 747	$ 818	$ 980	$ 122,786	$ 147,313
Total assets	747	818	980	122,786	147,313
Liabilities					
Payable to related parties	-	-	-	4	4
Total liabilities	-	-	-	4	4
Net assets	$ 747	$ 818	$ 980	$ 122,782	$ 147,309
Net assets					
Accumulation units	$ 747	$ 818	$ 980	$ 121,536	$ 146,228
Contracts in payout (annuitization)	-	-	-	1,246	1,081
Total net assets	$ 747	$ 818	$ 980	$ 122,782	$ 147,309
Total number of mutual fund shares	53,144	36,515	34,559	4,693,649	6,984,987
Cost of mutual fund shares	$ 760	$ 814	$ 957	$ 112,608	$ 131,389

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	Massachusetts Investors Growth Stock Fund - Class A	MFS® Total Return Series - Initial Class	New Perspective Fund® - Class R-3	New Perspective Fund® - Class R-4	Oppenheimer Capital Appreciation Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 421	$ 82,749	$ 486	$ 22,033	$ 316
Total assets	421	82,749	486	22,033	316
Liabilities					
Payable to related parties	-	2	-	-	-
Total liabilities	-	2	-	-	-
Net assets	$ 421	$ 82,747	$ 486	$ 22,033	$ 316
Net assets					
Accumulation units	$ 421	$ 82,747	$ 486	$ 22,033	$ 316
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 421	$ 82,747	$ 486	$ 22,033	$ 316
Total number of mutual fund shares	32,776	3,999,478	17,155	774,187	7,366
Cost of mutual fund shares	$ 391	$ 75,638	$ 458	$ 20,737	$ 289

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	Oppenheimer Developing Markets Fund - Class A	Oppenheimer Global Fund - Class A	Oppenheimer Main Street Fund® - Class A	Oppenheimer Aggressive Growth Fund/VA	Oppenheimer Global Securities Fund/VA
Assets					
Investments in mutual funds					
at fair value	$ 115,471	$ 50	$ 22	$ 3	$ 711
Total assets	115,471	50	22	3	711
Liabilities					
Payable to related parties	3	-	-	-	-
Total liabilities	3	-	-	-	-
Net assets	$ 115,468	$ 50	$ 22	$ 3	$ 711
Net assets					
Accumulation units	$ 115,468	$ 50	$ 22	$ -	$ 711
Contracts in payout (annuitization)	-	-	-	3	-
Total net assets	$ 115,468	$ 50	$ 22	$ 3	$ 711
Total number of mutual fund shares	3,178,399	755	585	52	21,306
Cost of mutual fund shares	$ 90,872	$ 48	$ 20	$ 2	$ 626

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA	Oppenheimer Strategic Bond Fund/VA	Pax World Balanced Fund	PIMCO Real Return Portfolio - Admin Class
Assets					
Investments in mutual funds					
at fair value	$ 41	$ 1,052	$ 154	$ 54,354	$ 22,844
Total assets	41	1,052	154	54,354	22,844
Liabilities					
Payable to related parties	-	-	-	1	1
Total liabilities	-	-	-	1	1
Net assets	$ 41	$ 1,052	$ 154	$ 54,353	$ 22,843
Net assets					
Accumulation units	$ -	$ 1,052	$ 154	$ 54,353	$ 22,843
Contracts in payout (annuitization)	41	-	-	-	-
Total net assets	$ 41	$ 1,052	$ 154	$ 54,353	$ 22,843
Total number of mutual fund shares	1,864	61,212	30,040	2,298,278	1,800,122
Cost of mutual fund shares	$ 34	$ 1,002	$ 149	$ 52,142	$ 23,321

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	Pioneer Fund - Class A	Pioneer High Yield Fund - Class A	Pioneer Equity Income VCT Portfolio - Class I	Pioneer Fund VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 25	$ 742	$ 69,928	$ 4,548	$ 6,949
Total assets	25	742	69,928	4,548	6,949
Liabilities					
Payable to related parties	-	-	2	-	-
Total liabilities	-	-	2	-	-
Net assets	$ 25	$ 742	$ 69,926	$ 4,548	$ 6,949
Net assets					
Accumulation units	$ 25	$ 742	$ 67,900	$ 4,385	$ 6,949
Contracts in payout (annuitization)	-	-	2,026	163	-
Total net assets	$ 25	$ 742	$ 69,926	$ 4,548	$ 6,949
Total number of mutual fund shares	563	69,076	3,290,718	211,040	638,695
Cost of mutual fund shares	$ 24	$ 785	$ 65,699	$ 4,180	$ 7,214

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	Pioneer Mid Cap Value VCT Portfolio - Class I	Scudder Equity 500 Index Fund - Investment	T. Rowe Price Mid-Cap Value Fund - R Class	Templeton Foreign Fund - Class A	Templeton Growth Fund, Inc. - Class A
Assets					
Investments in mutual funds					
at fair value	$ 77,470	$ 66	$ 775	$ 637	$ 371
Total assets	77,470	66	775	637	371
Liabilities					
Payable to related parties	2	-	-	-	-
Total liabilities	2	-	-	-	-
Net assets	$ 77,468	$ 66	$ 775	$ 637	$ 371
Net assets					
Accumulation units	$ 76,472	$ 66	$ 775	$ 637	$ 371
Contracts in payout (annuitization)	996	-	-	-	-
Total net assets	$ 77,468	$ 66	$ 775	$ 637	$ 371
Total number of mutual fund shares	3,098,807	475	33,481	50,263	16,179
Cost of mutual fund shares	$ 71,541	$ 65	$ 744	$ 588	$ 368

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	Templeton Global Bond Fund - Class A	The Growth Fund of America® - Class R-3	The Growth Fund of America® - Class R-4	The Income Fund of America® - Class R-3	UBS U.S. Small Cap Growth Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 15,341	$ 3,894	$ 145,134	$ 295	$ 73
Total assets	15,341	3,894	145,134	295	73
Liabilities					
Payable to related parties	-	-	4	-	-
Total liabilities	-	-	4	-	-
Net assets	$ 15,341	$ 3,894	$ 145,130	$ 295	$ 73
Net assets					
Accumulation units	$ 15,341	$ 3,894	$ 145,130	$ 295	$ 73
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 15,341	$ 3,894	$ 145,130	$ 295	$ 73
Total number of mutual fund shares	1,487,993	127,674	4,730,558	16,347	5,253
Cost of mutual fund shares	$ 15,894	$ 3,486	$ 127,467	$ 299	$ 66

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	Diversified Value Portfolio	Equity Income Portfolio	Small Company Growth Portfolio	Wanger Select	Wanger U.S. Smaller Companies
Assets					
Investments in mutual funds					
at fair value	$ 63	$ 240	$ -	$ 6,985	$ 9,257
Total assets	63	240	-	6,985	9,257
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 63	$ 240	$ -	$ 6,985	$ 9,257
Net assets					
Accumulation units	$ 63	$ 240	$ -	$ 6,985	$ 9,257
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 63	$ 240	$ -	$ 6,985	$ 9,257
Total number of mutual fund shares	4,369	12,884	12	308,263	265,248
Cost of mutual fund shares	$ 61	$ 231	$ -	$ 6,467	$ 8,394

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	Washington Mutual Investors Fund^{SM} - Class R-3	Washington Mutual Investors Fund^{SM} - Class R-4
Assets		
Investments in mutual funds		
at fair value	$ 2,177	$ 66,273
Total assets	2,177	66,273
Liabilities		
Payable to related parties	-	2
Total liabilities	-	2
Net assets	$ 2,177	$ 66,271
Net assets		
Accumulation units	$ 2,177	$ 66,271
Contracts in payout (annuitization)	-	-
Total net assets	$ 2,177	$ 66,271
Total number of mutual fund shares	70,897	2,153,830
Cost of mutual fund shares	$ 2,126	$ 64,563

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	AIM Mid Cap Core Equity Fund - Class A	AIM Small Cap Growth Fund - Class A	AIM Global Health Care Fund - Investor Class	AIM Health Sciences Fund - Investor Class	AIM V.I. Capital Appreciation Fund - Series I Shares
Net investment income (loss)					
Income:					
Dividends	$ -	$ 1	$ -	$ -	$ 12
Total investment income	-	1	-	-	12
Expenses:					
Mortality, expense risk and					
other charges	1	-	-	-	203
Total expenses	1	-	-	-	203
Net investment income (loss)	(1)	1	-	-	(191)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	4	-	-	3	(1,951)
Capital gains distributions	14	-	2	1	-
Total realized gain (loss) on investments					
and capital gains distributions	18	-	2	4	(1,951)
Net unrealized appreciation					
(depreciation) of investments	(5)	-	2	(2)	3,517
Net increase (decrease) in net assets					
resulting from operations	$ 12	$ 1	$ 4	$ 2	$ 1,375

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	AIM V.I. Core Equity Fund - Series I Shares	AIM V.I. Growth Fund - Series I Shares	AIM V.I. Premier Equity Fund - Series I Shares	AllianceBernstein Growth and Income Fund - Class A	AllianceBernstein VPSF Growth and Income Portfolio Class A
Net investment income (loss)					
Income:					
Dividends	$ 475	$ -	$ 142	$ -	$ 2
Total investment income	475	-	142	-	2
Expenses:					
Mortality, expense risk and					
other charges	369	176	181	-	2
Total expenses	369	176	181	-	2
Net investment income (loss)	106	(176)	(39)	-	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(3,357)	(1,484)	(1,001)	-	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(3,357)	(1,484)	(1,001)	-	-
Net unrealized appreciation					
(depreciation) of investments	4,504	2,612	1,796	1	7
Net increase (decrease) in net assets					
resulting from operations	$ 1,253	$ 952	$ 756	$ 1	$ 7

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Allianz NFJ Small-Cap Value Fund - Class A	American Century Income & Growth Fund - Advisor Class	American Balanced Fund® - Class R-3	Ariel Appreciation Fund	Ariel Fund
Net investment income (loss)					
Income:					
Dividends	$ 7	$ 89	$ 51	$ 1	$ 2
Total investment income	7	89	51	1	2
Expenses:					
Mortality, expense risk and					
other charges	3	52	22	3	4
Total expenses	3	52	22	3	4
Net investment income (loss)	4	37	29	(2)	(2)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	2	204	1	1	2
Capital gains distributions	30	216	67	17	27
Total realized gain (loss) on investments					
and capital gains distributions	32	420	68	18	29
Net unrealized appreciation					
(depreciation) of investments	(7)	(252)	(23)	(7)	(34)
Net increase (decrease) in net assets					
resulting from operations	$ 29	$ 205	$ 74	$ 9	$ (7)

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Baron Asset Fund	Baron Growth Fund	Calvert Social Balanced Portfolio	EuroPacific Growth Fund® - Class R-3	EuroPacific Growth Fund® - Class R-4
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 1,176	$ 17	$ 1,025
Total investment income	-	-	1,176	17	1,025
Expenses:					
Mortality, expense risk and					
other charges	2	7	664	5	359
Total expenses	2	7	664	5	359
Net investment income (loss)	(2)	(7)	512	12	666
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	2	23	(975)	5	483
Capital gains distributions	16	45	-	37	1,891
Total realized gain (loss) on investments					
and capital gains distributions	18	68	(975)	42	2,374
Net unrealized appreciation					
(depreciation) of investments	13	(18)	3,313	102	5,136
Net increase (decrease) in net assets					
resulting from operations	$ 29	$ 43	$ 2,850	$ 156	$ 8,176

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Evergreen Special Values Fund - Class A	Fidelity® Advisor Mid Cap Fund - Class T	Fidelity® VIP Asset Manager℠ Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Equity-Income Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 570	$ -	$ 523	$ 2,274	$ 6,491
Total investment income	570	-	523	2,274	6,491
Expenses:					
Mortality, expense risk and					
other charges	638	3	192	8,724	4,075
Total expenses	638	3	192	8,724	4,075
Net investment income (loss)	(68)	(3)	331	(6,450)	2,416
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	823	1	(597)	9,292	(175)
Capital gains distributions	7,934	63	7	142	14,264
Total realized gain (loss) on investments					
and capital gains distributions	8,757	64	(590)	9,434	14,089
Net unrealized appreciation					
(depreciation) of investments	(2,951)	(20)	791	127,918	1,612
Net increase (decrease) in net assets					
resulting from operations	$ 5,738	$ 41	$ 532	$ 130,902	$ 18,117

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Mutual Discovery Fund - Class R
Net investment income (loss)					
Income:					
Dividends	$ 1,784	$ 813	$ 2,010	$ 280	$ 6
Total investment income	1,784	813	2,010	280	6
Expenses:					
Mortality, expense risk and					
other charges	3,563	59	1,156	423	3
Total expenses	3,563	59	1,156	423	3
Net investment income (loss)	(1,779)	754	854	(143)	3
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(23,603)	(127)	(1,956)	2,955	2
Capital gains distributions	-	-	-	219	32
Total realized gain (loss) on investments					
and capital gains distributions	(23,603)	(127)	(1,956)	3,174	34
Net unrealized appreciation					
(depreciation) of investments	38,951	(526)	5,330	3,773	19
Net increase (decrease) in net assets					
resulting from operations	$ 13,569	$ 101	$ 4,228	$ 6,804	$ 56

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Franklin Small-Mid Cap Growth Fund - Class A	Franklin Small Cap Value Securities Fund - Class 2	Hibernia Mid Cap Equity Fund - Class A	ING Financial Services Fund - Class A	ING Real Estate Fund - Class A
Net investment income (loss)					
Income:					
Dividends	$ -	$ 475	$ -	$ -	$ 25
Total investment income	-	475	-	-	25
Expenses:					
Mortality, expense risk and					
other charges	2	665	1	-	6
Total expenses	2	665	1	-	6
Net investment income (loss)	(2)	(190)	(1)	-	19
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	7	2,455	105	-	15
Capital gains distributions	-	384	5	4	64
Total realized gain (loss) on investments					
and capital gains distributions	7	2,839	110	4	79
Net unrealized appreciation					
(depreciation) of investments	14	2,169	(3)	-	(3)
Net increase (decrease) in net assets					
resulting from operations	$ 19	$ 4,818	$ 106	$ 4	$ 95

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING GNMA Income Fund - Class A	ING Intermediate Bond Fund - Class A	ING GET Fund - Series H	ING GET Fund - Series I	ING GET Fund - Series J
Net investment income (loss)					
Income:					
Dividends	$ 25	$ 27	$ 657	$ 35	$ 25
Total investment income	25	27	657	35	25
Expenses:					
Mortality, expense risk and					
other charges	4	5	37	5	4
Total expenses	4	5	37	5	4
Net investment income (loss)	21	22	620	30	21
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(3)	(1)	(1,120)	(55)	(35)
Capital gains distributions	-	3	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(3)	2	(1,120)	(55)	(35)
Net unrealized appreciation					
(depreciation) of investments	(9)	(10)	501	25	15
Net increase (decrease) in net assets					
resulting from operations	$ 9	$ 14	$ 1	$ -	$ 1

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING GET Fund - Series K	ING GET Fund - Series L	ING GET Fund - Series Q	ING GET Fund - Series S	ING AllianceBernstein Mid Cap Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 95	$ 24	$ 135	$ 504	$ -
Total investment income	95	24	135	504	-
Expenses:					
Mortality, expense risk and					
other charges	15	8	43	257	1
Total expenses	15	8	43	257	1
Net investment income (loss)	80	16	92	247	(1)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(101)	(3)	17	148	18
Capital gains distributions	-	-	-	573	-
Total realized gain (loss) on investments					
and capital gains distributions	(101)	(3)	17	721	18
Net unrealized appreciation					
(depreciation) of investments	33	(6)	(100)	(928)	(30)
Net increase (decrease) in net assets					
resulting from operations	$ 12	$ 7	$ 9	$ 40	$ (13)

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING Evergreen Health Sciences Portfolio - Class S	ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Equity Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ -
Total investment income	-	-	-	-	-
Expenses:					
Mortality, expense risk and					
other charges	4	12	13	20	1
Total expenses	4	12	13	20	1
Net investment income (loss)	(4)	(12)	(13)	(20)	(1)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	7	25	19	158	(1)
Capital gains distributions	44	2	-	-	1
Total realized gain (loss) on investments					
and capital gains distributions	51	27	19	158	-
Net unrealized appreciation					
(depreciation) of investments	6	191	412	568	1
Net increase (decrease) in net assets					
resulting from operations	$ 53	$ 206	$ 418	$ 706	$ -

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING Julius Baer Foreign Portfolio - Service Class	ING Legg Mason Value Portfolio - Service Class	ING Marsico Growth Portfolio - Service Class	ING Marsico International Opportunities Portfolio - Service Class	ING MFS Total Return Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 3	$ -	$ -	$ 1	$ 912
Total investment income	3	-	-	1	912
Expenses:					
Mortality, expense risk and					
other charges	52	4	4	3	432
Total expenses	52	4	4	3	432
Net investment income (loss)	(49)	(4)	(4)	(2)	480
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	134	1	1	11	428
Capital gains distributions	586	-	-	15	1,444
Total realized gain (loss) on investments					
and capital gains distributions	720	1	1	26	1,872
Net unrealized appreciation					
(depreciation) of investments	138	59	41	107	(1,538)
Net increase (decrease) in net assets					
resulting from operations	$ 809	$ 56	$ 38	$ 131	$ 814

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING MFS Utilities Portfolio - Service Class	ING Oppenheimer Main Street Portfolio® - Service Class	ING PIMCO High Yield Portfolio - Service Class	ING Stock Index Portfolio - Institutional Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 8	$ -	$ 36	$ -	$ 9
Total investment income	8	-	36	-	9
Expenses:					
Mortality, expense risk and					
other charges	4	1	6	1	50
Total expenses	4	1	6	1	50
Net investment income (loss)	4	(1)	30	(1)	(41)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	8	-	(13)	100	-
Capital gains distributions	23	-	-	-	24
Total realized gain (loss) on investments					
and capital gains distributions	31	-	(13)	100	24
Net unrealized appreciation					
(depreciation) of investments	(16)	7	8	2,183	431
Net increase (decrease) in net assets					
resulting from operations	$ 19	$ 6	$ 25	$ 2,282	$ 414

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING T. Rowe Price Equity Income Portfolio - Service Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING International Fund - Class Q	ING International SmallCap Fund - Class A	ING American Century Large Company Value Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 545	$ 1	$ -	$ 2	$ 50
Total investment income	545	1	-	2	50
Expenses:					
Mortality, expense risk and					
other charges	476	15	-	1	55
Total expenses	476	15	-	1	55
Net investment income (loss)	69	(14)	-	1	(5)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	272	-	-	2	323
Capital gains distributions	1,113	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	1,385	-	-	2	323
Net unrealized appreciation					
(depreciation) of investments	194	131	-	51	(343)
Net increase (decrease) in net assets					
resulting from operations	$ 1,648	$ 117	$ -	$ 54	$ (25)

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING American Century Select Portfolio - Initial Class	ING American Century Select Portfolio - Service Class	ING American Century Small Cap Value Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Service Class	ING Davis Venture Value Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 54	$ -	$ -
Total investment income	-	-	54	-	-
Expenses:					
Mortality, expense risk and					
other charges	1,225	6	290	748	92
Total expenses	1,225	6	290	748	92
Net investment income (loss)	(1,225)	(6)	(236)	(748)	(92)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1,352	(35)	518	3,613	624
Capital gains distributions	-	-	3,415	-	-
Total realized gain (loss) on investments					
and capital gains distributions	1,352	(35)	3,933	3,613	624
Net unrealized appreciation					
(depreciation) of investments	11,572	(94)	(1,715)	1,571	(399)
Net increase (decrease) in net assets					
resulting from operations	$ 11,699	$ (135)	$ 1,982	$ 4,436	$ 133

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING Fundamental Research Portfolio - Service Class	ING Goldman Sachs® Capital Growth Portfolio - Service Class	ING JPMorgan Fleming International Portfolio - Initial Class	ING JPMorgan Fleming International Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 16	$ 5	$ 1,009	$ -	$ 66
Total investment income	16	5	1,009	-	66
Expenses:					
Mortality, expense risk and					
other charges	17	18	1,368	-	225
Total expenses	17	18	1,368	-	225
Net investment income (loss)	(1)	(13)	(359)	-	(159)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	45	65	10,588	-	1,072
Capital gains distributions	-	-	-	-	1,710
Total realized gain (loss) on investments					
and capital gains distributions	45	65	10,588	-	2,782
Net unrealized appreciation					
(depreciation) of investments	24	(22)	1,368	-	(1,107)
Net increase (decrease) in net assets					
resulting from operations	$ 68	$ 30	$ 11,597	$ -	$ 1,516

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING MFS Capital Opportunities Portfolio - Initial Class	ING OpCap Balanced Value Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class	ING Oppenheimer Strategic Income Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 1,022	$ 71	$ 7,246	$ -	$ 2,619
Total investment income	1,022	71	7,246	-	2,619
Expenses:					
Mortality, expense risk and					
other charges	1,313	207	6,086	9	825
Total expenses	1,313	207	6,086	9	825
Net investment income (loss)	(291)	(136)	1,160	(9)	1,794
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(34,798)	803	5,261	37	184
Capital gains distributions	-	-	15,050	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(34,798)	803	20,311	37	184
Net unrealized appreciation					
(depreciation) of investments	35,110	(448)	128,131	(208)	(342)
Net increase (decrease) in net assets					
resulting from operations	$ 21	$ 219	$ 149,602	$ (180)	$ 1,636

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING PIMCO Total Return Portfolio - Service Class	ING Salomon Brothers Aggressive Growth Portfolio - Initial Class	ING Salomon Brothers Aggressive Growth Portfolio - Service Class	ING Salomon Brothers Large Cap Growth Portfolio - Initial Class	ING Solution 2015 Portfolio - Adviser Class
Net investment income (loss)					
Income:					
Dividends	$ 827	$ -	$ -	$ -	$ -
Total investment income	827	-	-	-	-
Expenses:					
Mortality, expense risk and					
other charges	537	2,171	-	29	-
Total expenses	537	2,171	-	29	-
Net investment income (loss)	290	(2,171)	-	(29)	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	233	(5,877)	-	26	-
Capital gains distributions	621	-	-	371	-
Total realized gain (loss) on investments					
and capital gains distributions	854	(5,877)	-	397	-
Net unrealized appreciation					
(depreciation) of investments	(680)	27,528	3	159	2
Net increase (decrease) in net assets					
resulting from operations	$ 464	$ 19,480	$ 3	$ 527	$ 2

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Adviser Class	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Adviser Class	ING Solution 2035 Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ -
Total investment income	-	-	-	-	-
Expenses:					
Mortality, expense risk and					
other charges	6	-	7	1	3
Total expenses	6	-	7	1	3
Net investment income (loss)	(6)	-	(7)	(1)	(3)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	4	-	1	-	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	4	-	1	-	-
Net unrealized appreciation					
(depreciation) of investments	48	2	55	6	35
Net increase (decrease) in net assets					
resulting from operations	$ 46	$ 2	$ 49	$ 5	$ 32

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING Solution 2045 Portfolio - Adviser Class	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Adviser Class	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ -
Total investment income	-	-	-	-	-
Expenses:					
Mortality, expense risk and other charges	-	2	-	2	3,119
Total expenses	-	2	-	2	3,119
Net investment income (loss)	-	(2)	-	(2)	(3,119)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	13	-	-	2,916
Capital gains distributions	-	-	-	-	7,342
Total realized gain (loss) on investments and capital gains distributions	-	13	-	-	10,258
Net unrealized appreciation (depreciation) of investments	1	15	-	6	58,316
Net increase (decrease) in net assets resulting from operations	$ 1	$ 26	$ -	$ 4	$ 65,455

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Van Kampen Comstock Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 1,375	$ 2	$ 1,169	$ 511
Total investment income	-	1,375	2	1,169	511
Expenses:					
Mortality, expense risk and					
other charges	30	2,893	2	1,418	912
Total expenses	30	2,893	2	1,418	912
Net investment income (loss)	(30)	(1,518)	-	(249)	(401)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(6)	5,156	15	(2,729)	2,895
Capital gains distributions	3	-	-	-	3,612
Total realized gain (loss) on investments					
and capital gains distributions	(3)	5,156	15	(2,729)	6,507
Net unrealized appreciation					
(depreciation) of investments	(629)	9,694	10	13,334	(3,185)
Net increase (decrease) in net assets					
resulting from operations	$ (662)	$ 13,332	$ 25	$ 10,356	$ 2,921

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING Van Kampen Equity and Income Portfolio - Initial Class	ING Van Kampen Equity and Income Portfolio - Service Class	ING VP Strategic Allocation Balanced Portfolio - Class I	ING VP Strategic Allocation Growth Portfolio - Class I	ING VP Strategic Allocation Income Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 289	$ -	$ 1,080	$ 962	$ 795
Total investment income	289	-	1,080	962	795
Expenses:					
Mortality, expense risk and					
other charges	2,474	15	747	851	392
Total expenses	2,474	15	747	851	392
Net investment income (loss)	(2,185)	(15)	333	111	403
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	877	105	235	5	637
Capital gains distributions	290	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	1,167	105	235	5	637
Net unrealized appreciation					
(depreciation) of investments	29,579	(176)	2,067	3,794	41
Net increase (decrease) in net assets					
resulting from operations	$ 28,561	$ (86)	$ 2,635	$ 3,910	$ 1,081

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING VP Growth and Income Portfolio - Class I	ING GET U.S. Core Portfolio - Series 1	ING GET U.S. Core Portfolio - Series 2	ING GET U.S. Core Portfolio - Series 3	ING GET U.S. Core Portfolio - Series 5
Net investment income (loss)					
Income:					
Dividends	$ 20,688	$ 40	$ 397	$ 907	$ 6
Total investment income	20,688	40	397	907	6
Expenses:					
Mortality, expense risk and					
other charges	22,576	23	182	627	11
Total expenses	22,576	23	182	627	11
Net investment income (loss)	(1,888)	17	215	280	(5)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(249,526)	34	106	(32)	2
Capital gains distributions	-	65	323	59	11
Total realized gain (loss) on investments					
and capital gains distributions	(249,526)	99	429	27	13
Net unrealized appreciation					
(depreciation) of investments	382,184	(116)	(771)	(688)	(4)
Net increase (decrease) in net assets					
resulting from operations	$ 130,770	$ -	$ (127)	$ (381)	$ 4

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 6	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10
Net investment income (loss)					
Income:					
Dividends	$ 20	$ 2	$ -	$ -	$ -
Total investment income	20	2	-	-	-
Expenses:					
Mortality, expense risk and					
other charges	89	58	21	2	-
Total expenses	89	58	21	2	-
Net investment income (loss)	(69)	(56)	(21)	(2)	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	14	2	4	-	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	14	2	4	-	-
Net unrealized appreciation					
(depreciation) of investments	98	83	35	1	-
Net increase (decrease) in net assets					
resulting from operations	$ 43	$ 29	$ 18	$ (1)	$ -

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 11	ING VP Global Science and Technology Portfolio - Class I	ING VP Growth Portfolio - Class I	ING VP Index Plus LargeCap Portfolio - Class I	ING VP Index Plus MidCap Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 575	$ 6,668	$ 1,726
Total investment income	-	-	575	6,668	1,726
Expenses:					
Mortality, expense risk and					
other charges	-	370	809	5,574	3,730
Total expenses	-	370	809	5,574	3,730
Net investment income (loss)	-	(370)	(234)	1,094	(2,004)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	1,468	(16,707)	(21,391)	4,821
Capital gains distributions	-	-	-	-	26,515
Total realized gain (loss) on investments					
and capital gains distributions	-	1,468	(16,707)	(21,391)	31,336
Net unrealized appreciation					
(depreciation) of investments	-	2,353	22,821	42,006	8,200
Net increase (decrease) in net assets					
resulting from operations	$ -	$ 3,451	$ 5,880	$ 21,709	$ 37,532

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING VP Index Plus SmallCap Portfolio - Class I	ING VP International Equity Portfolio - Class I	ING VP Small Company Portfolio - Class I	ING VP Value Opportunity Portfolio - Class I	ING VP Financial Services Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 516	$ 144	$ 239	$ 1,848	$ 6
Total investment income	516	144	239	1,848	6
Expenses:					
Mortality, expense risk and					
other charges	1,637	150	1,564	1,014	5
Total expenses	1,637	150	1,564	1,014	5
Net investment income (loss)	(1,121)	(6)	(1,325)	834	1
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	3,879	1,630	14,701	(1,227)	35
Capital gains distributions	8,615	-	2,144	-	13
Total realized gain (loss) on investments					
and capital gains distributions	12,494	1,630	16,845	(1,227)	48
Net unrealized appreciation					
(depreciation) of investments	(333)	632	(2,434)	5,789	8
Net increase (decrease) in net assets					
resulting from operations	$ 11,040	$ 2,256	$ 13,086	$ 5,396	$ 57

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING VP International Value Portfolio - Class I	ING VP MagnaCap Portfolio - Class I	ING VP MidCap Opportunities Portfolio - Class I	ING VP Real Estate Portfolio - Class I	ING VP SmallCap Opportunities Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 1,665	$ 22	$ -	$ 1,000	$ -
Total investment income	1,665	22	-	1,000	-
Expenses:					
Mortality, expense risk and					
other charges	666	18	57	397	69
Total expenses	666	18	57	397	69
Net investment income (loss)	999	4	(57)	603	(69)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	4,365	204	266	1,431	749
Capital gains distributions	4,069	177	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	8,434	381	266	1,431	749
Net unrealized appreciation					
(depreciation) of investments	(3,085)	(262)	237	2,662	(57)
Net increase (decrease) in net assets					
resulting from operations	$ 6,348	$ 123	$ 446	$ 4,696	$ 623

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING VP Balanced Portfolio - Class I	ING VP Emerging Markets Fund	ING VP Intermediate Bond Portfolio - Class I	ING VP Money Market Portfolio - Class I	ING VP Natural Resources Trust
Net investment income (loss)					
Income:					
Dividends	$ 15,561	$ 87	$ 15,384	$ 2,559	$ 15
Total investment income	15,561	87	15,384	2,559	15
Expenses:					
Mortality, expense risk and					
other charges	7,207	107	4,307	2,059	382
Total expenses	7,207	107	4,307	2,059	382
Net investment income (loss)	8,354	(20)	11,077	500	(367)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(19,190)	4,418	2,725	566	4,617
Capital gains distributions	-	-	2,100	-	1,469
Total realized gain (loss) on investments					
and capital gains distributions	(19,190)	4,418	4,825	566	6,086
Net unrealized appreciation					
(depreciation) of investments	30,595	(1,237)	(7,637)	3,319	6,520
Net increase (decrease) in net assets					
resulting from operations	$ 19,759	$ 3,161	$ 8,265	$ 4,385	$ 12,239

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Janus Adviser Series Balanced Fund - Class S	Janus Aspen Series Balanced Portfolio - Institutional Shares	Janus Aspen Series Capital Appreciation Portfolio - Service Shares	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares
Net investment income (loss)					
Income:					
Dividends	$ -	$ 12	$ -	$ 8	$ 1
Total investment income	-	12	-	8	1
Expenses:					
Mortality, expense risk and					
other charges	-	1,005	9	210	555
Total expenses	-	1,005	9	210	555
Net investment income (loss)	-	(993)	(9)	(202)	(554)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	(3,844)	583	(1,130)	(95,718)
Capital gains distributions	-	-	-	5	-
Total realized gain (loss) on investments					
and capital gains distributions	-	(3,844)	583	(1,125)	(95,718)
Net unrealized appreciation					
(depreciation) of investments	-	(7,779)	(741)	1,045	83,526
Net increase (decrease) in net assets					
resulting from operations	$ -	$ (12,616)	$ (167)	$ (282)	$ (12,746)

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares	Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares	Janus Twenty Fund	Legg Mason Value Trust, Inc. - Primary Class	Lord Abbett Affiliated Fund - Class A
Net investment income (loss)					
Income:					
Dividends	$ -	$ 6	$ -	$ -	$ 9
Total investment income	-	6	-	-	9
Expenses:					
Mortality, expense risk and					
other charges	1,301	1,208	2	8	6
Total expenses	1,301	1,208	2	8	6
Net investment income (loss)	(1,301)	(1,202)	(2)	(8)	3
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(337,444)	(188,088)	84	1	6
Capital gains distributions	-	-	-	-	47
Total realized gain (loss) on investments					
and capital gains distributions	(337,444)	(188,088)	84	1	53
Net unrealized appreciation					
(depreciation) of investments	308,520	175,869	(156)	150	(23)
Net increase (decrease) in net assets					
resulting from operations	$ (30,225)	$ (13,421)	$ (74)	$ 143	$ 33

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Lord Abbett Mid-Cap Value Fund - Class A	Lord Abbett Small-Cap Value Fund - Class A	Lord Abbett Series Fund - Growth and Income Portfolio - Class VC	Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	Massachusetts Investors Growth Stock Fund - Class A
Net investment income (loss)					
Income:					
Dividends	$ 3	$ -	$ 1,177	$ 626	$ -
Total investment income	3	-	1,177	626	-
Expenses:					
Mortality, expense risk and					
other charges	6	7	1,268	1,321	2
Total expenses	6	7	1,268	1,321	2
Net investment income (loss)	(3)	(7)	(91)	(695)	(2)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	6	2	1,947	1,994	5
Capital gains distributions	54	90	7,190	8,557	-
Total realized gain (loss) on investments					
and capital gains distributions	60	92	9,137	10,551	5
Net unrealized appreciation					
(depreciation) of investments	(16)	10	(6,161)	(152)	14
Net increase (decrease) in net assets					
resulting from operations	$ 41	$ 95	$ 2,885	$ 9,704	$ 17

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	MFS® Total Return Series - Initial Class	Moderate Allocation	New Perspective Fund® - Class R-3	New Perspective Fund® - Class R-4	Oppenheimer Capital Appreciation Fund - Class A
Net investment income (loss)					
Income:					
Dividends	$ 1,567	$ -	$ 5	$ 287	$ 2
Total investment income	1,567	-	5	287	2
Expenses:					
Mortality, expense risk and					
other charges	837	-	2	128	3
Total expenses	837	-	2	128	3
Net investment income (loss)	730	-	3	159	(1)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1,300	-	2	285	2
Capital gains distributions	3,072	-	29	1,301	-
Total realized gain (loss) on investments					
and capital gains distributions	4,372	-	31	1,586	2
Net unrealized appreciation					
(depreciation) of investments	(3,639)	(63)	12	512	12
Net increase (decrease) in net assets					
resulting from operations	$ 1,463	$ (63)	$ 46	$ 2,257	$ 13

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Oppenheimer Developing Markets Fund - Class A	Oppenheimer Global Fund - Class A	Oppenheimer Main Street Fund® - Class A	Oppenheimer Aggressive Growth Fund/VA	Oppenheimer Global Securities Fund/VA
Net investment income (loss)					
Income:					
Dividends	$ 1,328	$ -	$ -	$ -	$ 4,346
Total investment income	1,328	-	-	-	4,346
Expenses:					
Mortality, expense risk and					
other charges	755	-	-	-	1,173
Total expenses	755	-	-	-	1,173
Net investment income (loss)	573	-	-	-	3,173
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	4,045	-	-	-	64,535
Capital gains distributions	3,268	1	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	7,313	1	-	-	64,535
Net unrealized appreciation					
(depreciation) of investments	19,198	2	1	-	(93,326)
Net increase (decrease) in net assets					
resulting from operations	$ 27,084	$ 3	$ 1	$ -	$ (25,618)

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA	Oppenheimer Strategic Bond Fund/VA	Pax World Balanced Fund	PIMCO Real Return Portfolio - Admin Class
Net investment income (loss)					
Income:					
Dividends	$ 1	$ -	$ 2,263	$ 585	$ 517
Total investment income	1	-	2,263	585	517
Expenses:					
Mortality, expense risk and					
other charges	1	3	142	318	191
Total expenses	1	3	142	318	191
Net investment income (loss)	-	(3)	2,121	267	326
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1	7	465	477	26
Capital gains distributions	-	-	-	1,184	245
Total realized gain (loss) on investments					
and capital gains distributions	1	7	465	1,661	271
Net unrealized appreciation					
(depreciation) of investments	1	49	(3,306)	952	(419)
Net increase (decrease) in net assets					
resulting from operations	$ 2	$ 53	$ (720)	$ 2,880	$ 178

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Pioneer Fund - Class A	Pioneer High Yield Fund - Class A	Pioneer Equity Income VCT Portfolio - Class I	Pioneer Fund VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ -	$ 28	$ 1,304	$ 49	$ 325
Total investment income	-	28	1,304	49	325
Expenses:					
Mortality, expense risk and other charges	-	4	514	37	65
Total expenses	-	4	514	37	65
Net investment income (loss)	-	24	790	12	260
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	(1)	771	163	(57)
Capital gains distributions	-	30	-	-	201
Total realized gain (loss) on investments and capital gains distributions	-	29	771	163	144
Net unrealized appreciation (depreciation) of investments	-	(42)	966	29	(331)
Net increase (decrease) in net assets resulting from operations	$ -	$ 11	$ 2,527	$ 204	$ 73

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Pioneer Mid Cap Value VCT Portfolio - Class I	Scudder Equity 500 Index Fund - Investment	T. Rowe Price Mid-Cap Value Fund - R Class	Templeton Foreign Fund - Class A	Templeton Growth Fund, Inc. - Class A
Net investment income (loss)					
Income:					
Dividends	$ 212	$ -	$ 2	$ 10	$ 6
Total investment income	212	-	2	10	6
Expenses:					
Mortality, expense risk and					
other charges	703	-	6	5	2
Total expenses	703	-	6	5	2
Net investment income (loss)	(491)	-	(4)	5	4
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	2,514	-	5	17	2
Capital gains distributions	4,089	-	38	31	19
Total realized gain (loss) on investments					
and capital gains distributions	6,603	-	43	48	21
Net unrealized appreciation					
(depreciation) of investments	(1,467)	1	4	2	-
Net increase (decrease) in net assets					
resulting from operations	$ 4,645	$ 1	$ 43	$ 55	$ 25

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Templeton Global Bond Fund - Class A	The Growth Fund of America® - Class R-3	The Growth Fund of America® - Class R-4	The Income Fund of America® - Class R-3	UBS U.S. Small Cap Growth Fund - Class A
Net investment income (loss)					
Income:					
Dividends	$ 593	$ 17	$ 910	$ 7	$ -
Total investment income	593	17	910	7	-
Expenses:					
Mortality, expense risk and					
other charges	143	19	901	2	-
Total expenses	143	19	901	2	-
Net investment income (loss)	450	(2)	9	5	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	9	19	752	3	-
Capital gains distributions	-	28	1,039	7	3
Total realized gain (loss) on investments					
and capital gains distributions	9	47	1,791	10	3
Net unrealized appreciation					
(depreciation) of investments	(921)	323	14,129	(9)	1
Net increase (decrease) in net assets					
resulting from operations	$ (462)	$ 368	$ 15,929	$ 6	$ 4

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Vanguard® 500 Index Fund - Investor Shares	Diversified Value Portfolio	Equity Income Portfolio	Small Company Growth Portfolio	Wanger Select
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 5	$ -	$ -
Total investment income	-	-	5	-	-
Expenses:					
Mortality, expense risk and					
other charges	-	-	2	-	46
Total expenses	-	-	2	-	46
Net investment income (loss)	-	-	3	-	(46)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	2	-	1	-	(7)
Capital gains distributions	-	-	12	-	210
Total realized gain (loss) on investments					
and capital gains distributions	2	-	13	-	203
Net unrealized appreciation					
(depreciation) of investments	5	2	(8)	-	428
Net increase (decrease) in net assets					
resulting from operations	$ 7	$ 2	$ 8	$ -	$ 585

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Wanger U.S. Smaller Companies	Washington Mutual Investors Fund^{SM} - Class R-3	Washington Mutual Investors Fund^{SM} - Class R-4
Net investment income (loss)			
Income:			
Dividends	$ -	$ 28	$ 1,066
Total investment income	-	28	1,066
Expenses:			
Mortality, expense risk and			
other charges	54	12	548
Total expenses	54	12	548
Net investment income (loss)	(54)	16	518
Realized and unrealized gain (loss)			
on investments			
Net realized gain (loss) on investments	52	7	82
Capital gains distributions	-	30	900
Total realized gain (loss) on investments			
and capital gains distributions	52	37	982
Net unrealized appreciation			
(depreciation) of investments	627	(2)	248
Net increase (decrease) in net assets			
resulting from operations	$ 625	$ 51	$ 1,748

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	AIM Mid Cap Core Equity Fund - Class A	AIM Small Cap Growth Fund - Class A	AIM Global Health Care Fund - Investor Class	AIM Health Sciences Fund - Investor Class
Net assets at January 1, 2004	$ -	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	13	-	-	-
Net unrealized appreciation (depreciation) during the year	2	-	-	2
Net increase (decrease) in net assets from operations	15	-	-	2
Changes from contract transactions:				
Total unit transactions	181	-	-	19
Net increase (decrease) in assets derived from principal transactions	181	-	-	19
Total increase (decrease) in net assets	196	-	-	21
Net assets at December 31, 2004	196	-	-	21
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1)	1	-	-
Net realized gain (loss) on investments and capital gains distributions	18	-	2	4
Net unrealized appreciation (depreciation) during the year	(5)	-	2	(2)
Net increase (decrease) in net assets from operations	12	1	4	2
Changes from contract transactions:				
Total unit transactions	(20)	7	64	(23)
Net increase (decrease) in assets derived from principal transactions	(20)	7	64	(23)
Total increase (decrease) in net assets	(8)	8	68	(21)
Net assets at December 31, 2005	$ 188	$ 8	$ 68	$ -

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	AIM V.I. Capital Appreciation Fund - Series I Shares	AIM V.I. Core Equity Fund - Series I Shares	AIM V.I. Growth Fund - Series I Shares	AIM V.I. Premier Equity Fund - Series I Shares
Net assets at January 1, 2004	$ 20,562	$ 42,522	$ 17,055	$ 21,041
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(213)	(65)	(186)	(114)
Net realized gain (loss) on investments and capital gains distributions	(2,335)	(4,988)	(3,438)	(2,219)
Net unrealized appreciation (depreciation) during the year	3,580	7,928	4,751	3,175
Net increase (decrease) in net assets from operations	1,032	2,875	1,127	842
Changes from contract transactions:				
Total unit transactions	(1,070)	(7,084)	(587)	(2,247)
Net increase (decrease) in assets derived from principal transactions	(1,070)	(7,084)	(587)	(2,247)
Total increase (decrease) in net assets	(38)	(4,209)	540	(1,405)
Net assets at December 31, 2004	20,524	38,313	17,595	19,636
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(191)	106	(176)	(39)
Net realized gain (loss) on investments and capital gains distributions	(1,951)	(3,357)	(1,484)	(1,001)
Net unrealized appreciation (depreciation) during the year	3,517	4,504	2,612	1,796
Net increase (decrease) in net assets from operations	1,375	1,253	952	756
Changes from contract transactions:				
Total unit transactions	(2,525)	(7,783)	(1,923)	(3,420)
Net increase (decrease) in assets derived from principal transactions	(2,525)	(7,783)	(1,923)	(3,420)
Total increase (decrease) in net assets	(1,150)	(6,530)	(971)	(2,664)
Net assets at December 31, 2005	$ 19,374	$ 31,783	$ 16,624	$ 16,972

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	AllianceBernstein Growth and Income Fund - Class A	AllianceBernstein VPSF Growth and Income Portfolio Class A	Allianz NFJ Small-Cap Value Fund - Class A	American Century Income & Growth Fund - Advisor Class
Net assets at January 1, 2004	$ -	$ -	$ -	$ 2,491
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	1	31
Net realized gain (loss) on investments and capital gains distributions	-	-	3	156
Net unrealized appreciation (depreciation) during the year	2	2	5	212
Net increase (decrease) in net assets from operations	2	2	9	399
Changes from contract transactions:				
Total unit transactions	20	48	44	1,499
Net increase (decrease) in assets derived from principal transactions	20	48	44	1,499
Total increase (decrease) in net assets	22	50	53	1,898
Net assets at December 31, 2004	22	50	53	4,389
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	4	37
Net realized gain (loss) on investments and capital gains distributions	-	-	32	420
Net unrealized appreciation (depreciation) during the year	1	7	(7)	(252)
Net increase (decrease) in net assets from operations	1	7	29	205
Changes from contract transactions:				
Total unit transactions	19	203	316	1,035
Net increase (decrease) in assets derived from principal transactions	19	203	316	1,035
Total increase (decrease) in net assets	20	210	345	1,240
Net assets at December 31, 2005	$ 42	$ 260	$ 398	$ 5,629

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	American Balanced Fund® - Class R-3	Ariel Appreciation Fund	Ariel Fund	Baron Asset Fund
Net assets at January 1, 2004	$ -	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	4	(1)	-	-
Net realized gain (loss) on investments and capital gains distributions	29	4	5	3
Net unrealized appreciation (depreciation) during the year	29	11	7	6
Net increase (decrease) in net assets from operations	62	14	12	9
Changes from contract transactions:				
Total unit transactions	1,207	178	142	126
Net increase (decrease) in assets derived from principal transactions	1,207	178	142	126
Total increase (decrease) in net assets	1,269	192	154	135
Net assets at December 31, 2004	1,269	192	154	135
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	29	(2)	(2)	(2)
Net realized gain (loss) on investments and capital gains distributions	68	18	29	18
Net unrealized appreciation (depreciation) during the year	(23)	(7)	(34)	13
Net increase (decrease) in net assets from operations	74	9	(7)	29
Changes from contract transactions:				
Total unit transactions	2,313	193	390	239
Net increase (decrease) in assets derived from principal transactions	2,313	193	390	239
Total increase (decrease) in net assets	2,387	202	383	268
Net assets at December 31, 2005	$ 3,656	$ 394	$ 537	$ 403

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Baron Growth Fund	Calvert Social Balanced Portfolio	EuroPacific Growth Fund® - Class R-3	EuroPacific Growth Fund® - Class R-4
Net assets at January 1, 2004	$ -	$ 60,576	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1)	435	6	184
Net realized gain (loss) on investments and capital gains distributions	-	(115)	1	(5)
Net unrealized appreciation (depreciation) during the year	42	4,096	53	1,371
Net increase (decrease) in net assets from operations	41	4,416	60	1,550
Changes from contract transactions:				
Total unit transactions	351	1,178	493	14,810
Net increase (decrease) in assets derived from principal transactions	351	1,178	493	14,810
Total increase (decrease) in net assets	392	5,594	553	16,360
Net assets at December 31, 2004	392	66,170	553	16,360
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(7)	512	12	666
Net realized gain (loss) on investments and capital gains distributions	68	(975)	42	2,374
Net unrealized appreciation (depreciation) during the year	(18)	3,313	102	5,136
Net increase (decrease) in net assets from operations	43	2,850	156	8,176
Changes from contract transactions:				
Total unit transactions	599	(2,487)	499	37,111
Net increase (decrease) in assets derived from principal transactions	599	(2,487)	499	37,111
Total increase (decrease) in net assets	642	363	655	45,287
Net assets at December 31, 2005	$ 1,034	$ 66,533	$ 1,208	$ 61,647

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Evergreen Special Values Fund - Class A	Fidelity® Advisor Mid Cap Fund - Class T	Fidelity® VIP Asset Manager^{SM} Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class
Net assets at January 1, 2004	$ 17,138	$ -	$ 21,727	$ 564,372
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	24	(1)	371	(4,524)
Net realized gain (loss) on investments and capital gains distributions	2,152	11	(1,138)	6,291
Net unrealized appreciation (depreciation) during the year	3,909	43	1,644	87,085
Net increase (decrease) in net assets from operations	6,085	53	877	88,852
Changes from contract transactions:				
Total unit transactions	24,331	370	(2,277)	90,038
Net increase (decrease) in assets derived from principal transactions	24,331	370	(2,277)	90,038
Total increase (decrease) in net assets	30,416	423	(1,400)	178,890
Net assets at December 31, 2004	47,554	423	20,327	743,262
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(68)	(3)	331	(6,450)
Net realized gain (loss) on investments and capital gains distributions	8,757	64	(590)	9,434
Net unrealized appreciation (depreciation) during the year	(2,951)	(20)	791	127,918
Net increase (decrease) in net assets from operations	5,738	41	532	130,902
Changes from contract transactions:				
Total unit transactions	22,009	127	(2,213)	133,893
Net increase (decrease) in assets derived from principal transactions	22,009	127	(2,213)	133,893
Total increase (decrease) in net assets	27,747	168	(1,681)	264,795
Net assets at December 31, 2005	$ 75,301	$ 591	$ 18,646	$ 1,008,057

The accompanying notes are an integral part of these financial statements.

84

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class
Net assets at January 1, 2004	$ 327,820	$ 380,196	$ 7,292	$ 101,046
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1,481	(3,029)	509	262
Net realized gain (loss) on investments and capital gains				
distributions	1,200	(5,418)	(63)	(1,689)
Net unrealized appreciation (depreciation) during the year	34,754	15,744	(18)	11,434
Net increase (decrease) in net assets from operations	37,435	7,297	428	10,007
Changes from contract transactions:				
Total unit transactions	39,833	(10,155)	(2,510)	5,710
Net increase (decrease) in assets derived from				
principal transactions	39,833	(10,155)	(2,510)	5,710
Total increase (decrease) in net assets	77,268	(2,858)	(2,082)	15,717
Net assets at December 31, 2004	405,088	377,338	5,210	116,763
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	2,416	(1,779)	754	854
Net realized gain (loss) on investments and capital gains				
distributions	14,089	(23,603)	(127)	(1,956)
Net unrealized appreciation (depreciation) during the year	1,612	38,951	(526)	5,330
Net increase (decrease) in net assets from operations	18,117	13,569	101	4,228
Changes from contract transactions:				
Total unit transactions	(21,999)	(61,723)	711	(4,376)
Net increase (decrease) in assets derived from				
principal transactions	(21,999)	(61,723)	711	(4,376)
Total increase (decrease) in net assets	(3,882)	(48,154)	812	(148)
Net assets at December 31, 2005	$ 401,206	$ 329,184	$ 6,022	$ 116,615

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Fidelity® VIP Overseas Portfolio - Initial Class	Mutual Discovery Fund - Class R	Franklin Small-Mid Cap Growth Fund - Class A	Franklin Small Cap Value Securities Fund - Class 2
Net assets at January 1, 2004	$ 30,341	$ -	$ -	$ 15,883
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1	3	-	(250)
Net realized gain (loss) on investments and capital gains distributions	2,313	-	-	1,628
Net unrealized appreciation (depreciation) during the year	1,946	19	8	5,351
Net increase (decrease) in net assets from operations	4,260	22	8	6,729
Changes from contract transactions:				
Total unit transactions	6,456	164	62	27,520
Net increase (decrease) in assets derived from principal transactions	6,456	164	62	27,520
Total increase (decrease) in net assets	10,716	186	70	34,249
Net assets at December 31, 2004	41,057	186	70	50,132
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(143)	3	(2)	(190)
Net realized gain (loss) on investments and capital gains distributions	3,174	34	7	2,839
Net unrealized appreciation (depreciation) during the year	3,773	19	14	2,169
Net increase (decrease) in net assets from operations	6,804	56	19	4,818
Changes from contract transactions:				
Total unit transactions	(3,102)	425	229	17,358
Net increase (decrease) in assets derived from principal transactions	(3,102)	425	229	17,358
Total increase (decrease) in net assets	3,702	481	248	22,176
Net assets at December 31, 2005	$ 44,759	$ 667	$ 318	$ 72,308

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Hibernia Mid Cap Equity Fund - Class A	ING Financial Services Fund - Class A	ING Real Estate Fund - Class A	ING GNMA Income Fund - Class A
Net assets at January 1, 2004	$ -	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	3	4
Net realized gain (loss) on investments and capital gains				
distributions	-	1	15	-
Net unrealized appreciation (depreciation) during the year	-	-	19	(1)
Net increase (decrease) in net assets from operations	-	1	37	3
Changes from contract transactions:				
Total unit transactions	-	8	245	401
Net increase (decrease) in assets derived from				
principal transactions	-	8	245	401
Total increase (decrease) in net assets	-	9	282	404
Net assets at December 31, 2004	-	9	282	404
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1)	-	19	21
Net realized gain (loss) on investments and capital gains				
distributions	110	4	79	(3)
Net unrealized appreciation (depreciation) during the year	(3)	-	(3)	(9)
Net increase (decrease) in net assets from operations	106	4	95	9
Changes from contract transactions:				
Total unit transactions	19	38	577	299
Net increase (decrease) in assets derived from				
principal transactions	19	38	577	299
Total increase (decrease) in net assets	125	42	672	308
Net assets at December 31, 2005	$ 125	$ 51	$ 954	$ 712

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Intermediate Bond Fund - Class A	ING GET Fund - Series H	ING GET Fund - Series I	ING GET Fund - Series J
Net assets at January 1, 2004	$ -	$ 18,535	$ 1,092	$ 386
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	3	525	21	11
Net realized gain (loss) on investments and capital gains distributions	2	(141)	(4)	(1)
Net unrealized appreciation (depreciation) during the year	(1)	(368)	(22)	(12)
Net increase (decrease) in net assets from operations	4	16	(5)	(2)
Changes from contract transactions:				
Total unit transactions	531	(5,052)	(317)	(33)
Net increase (decrease) in assets derived from principal transactions	531	(5,052)	(317)	(33)
Total increase (decrease) in net assets	535	(5,036)	(322)	(35)
Net assets at December 31, 2004	535	13,499	770	351
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	22	620	30	21
Net realized gain (loss) on investments and capital gains distributions	2	(1,120)	(55)	(35)
Net unrealized appreciation (depreciation) during the year	(10)	501	25	15
Net increase (decrease) in net assets from operations	14	1	-	1
Changes from contract transactions:				
Total unit transactions	280	(13,500)	(770)	(352)
Net increase (decrease) in assets derived from principal transactions	280	(13,500)	(770)	(352)
Total increase (decrease) in net assets	294	(13,499)	(770)	(351)
Net assets at December 31, 2005	$ 829	$ -	$ -	$ -

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING GET Fund - Series K	ING GET Fund - Series L	ING GET Fund - Series Q	ING GET Fund - Series S
Net assets at January 1, 2004	$ 1,736	$ 1,049	$ 4,385	$ 32,661
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	36	26	98	387
Net realized gain (loss) on investments and capital gains				
distributions	(2)	(4)	26	899
Net unrealized appreciation (depreciation) during the year	(45)	(26)	(98)	(940)
Net increase (decrease) in net assets from operations	(11)	(4)	26	346
Changes from contract transactions:				
Total unit transactions	(376)	(349)	(562)	(9,049)
Net increase (decrease) in assets derived from				
principal transactions	(376)	(349)	(562)	(9,049)
Total increase (decrease) in net assets	(387)	(353)	(536)	(8,703)
Net assets at December 31, 2004	1,349	696	3,849	23,958
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	80	16	92	247
Net realized gain (loss) on investments and capital gains				
distributions	(101)	(3)	17	721
Net unrealized appreciation (depreciation) during the year	33	(6)	(100)	(928)
Net increase (decrease) in net assets from operations	12	7	9	40
Changes from contract transactions:				
Total unit transactions	(1,361)	(74)	(650)	(9,432)
Net increase (decrease) in assets derived from				
principal transactions	(1,361)	(74)	(650)	(9,432)
Total increase (decrease) in net assets	(1,349)	(67)	(641)	(9,392)
Net assets at December 31, 2005	$ -	$ 629	$ 3,208	$ 14,566

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	ING Evergreen Health Sciences Portfolio - Class S	ING FMR℠ Diversified Mid Cap Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class
Net assets at January 1, 2004	$ -	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) during the year	-	-	-	-
Net increase (decrease) in net assets from operations	-	-	-	-
Changes from contract transactions:				
Total unit transactions	-	-	-	-
Net increase (decrease) in assets derived from principal transactions	-	-	-	-
Total increase (decrease) in net assets	-	-	-	-
Net assets at December 31, 2004	-	-	-	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1)	(4)	(12)	(13)
Net realized gain (loss) on investments and capital gains distributions	18	51	27	19
Net unrealized appreciation (depreciation) during the year	(30)	6	191	412
Net increase (decrease) in net assets from operations	(13)	53	206	418
Changes from contract transactions:				
Total unit transactions	1,109	1,393	4,405	15,484
Net increase (decrease) in assets derived from principal transactions	1,109	1,393	4,405	15,484
Total increase (decrease) in net assets	1,096	1,446	4,611	15,902
Net assets at December 31, 2005	$ 1,096	$ 1,446	$ 4,611	$ 15,902

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Equity Portfolio - Service Class	ING Julius Baer Foreign Portfolio - Service Class	ING Legg Mason Value Portfolio - Service Class
Net assets at January 1, 2004	$ -	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	(3)	-
Net realized gain (loss) on investments and capital gains distributions	-	-	48	-
Net unrealized appreciation (depreciation) during the year	-	-	100	-
Net increase (decrease) in net assets from operations	-	-	145	-
Changes from contract transactions:				
Total unit transactions	-	-	1,283	-
Net increase (decrease) in assets derived from principal transactions	-	-	1,283	-
Total increase (decrease) in net assets	-	-	1,428	-
Net assets at December 31, 2004	-	-	1,428	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(20)	(1)	(49)	(4)
Net realized gain (loss) on investments and capital gains distributions	158	-	720	1
Net unrealized appreciation (depreciation) during the year	568	1	138	59
Net increase (decrease) in net assets from operations	706	-	809	56
Changes from contract transactions:				
Total unit transactions	6,167	282	6,553	1,644
Net increase (decrease) in assets derived from principal transactions	6,167	282	6,553	1,644
Total increase (decrease) in net assets	6,873	282	7,362	1,700
Net assets at December 31, 2005	$ 6,873	$ 282	$ 8,790	$ 1,700

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Marsico Growth Portfolio - Service Class	ING Marsico International Opportunities Portfolio - Service Class	ING MFS Total Return Portfolio - Service Class	ING MFS Utilities Portfolio - Service Class
Net assets at January 1, 2004	$ -	$ -	$ 8,289	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	326	-
Net realized gain (loss) on investments and capital gains distributions	-	-	74	-
Net unrealized appreciation (depreciation) during the year	-	-	1,618	-
Net increase (decrease) in net assets from operations	-	-	2,018	-
Changes from contract transactions:				
Total unit transactions	-	-	18,812	-
Net increase (decrease) in assets derived from principal transactions	-	-	18,812	-
Total increase (decrease) in net assets	-	-	20,830	-
Net assets at December 31, 2004	-	-	29,119	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(4)	(2)	480	4
Net realized gain (loss) on investments and capital gains distributions	1	26	1,872	31
Net unrealized appreciation (depreciation) during the year	41	107	(1,538)	(16)
Net increase (decrease) in net assets from operations	38	131	814	19
Changes from contract transactions:				
Total unit transactions	1,121	1,217	11,347	1,172
Net increase (decrease) in assets derived from principal transactions	1,121	1,217	11,347	1,172
Total increase (decrease) in net assets	1,159	1,348	12,161	1,191
Net assets at December 31, 2005	$ 1,159	$ 1,348	$ 41,280	$ 1,191

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Oppenheimer Main Street Portfolio® - Service Class	ING PIMCO High Yield Portfolio - Service Class	ING Stock Index Portfolio - Institutional Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class
Net assets at January 1, 2004	$ -	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) during the year	-	-	-	-
Net increase (decrease) in net assets from operations	-	-	-	-
Changes from contract transactions:				
Total unit transactions	-	-	-	-
Net increase (decrease) in assets derived from principal transactions	-	-	-	-
Total increase (decrease) in net assets	-	-	-	-
Net assets at December 31, 2004	-	-	-	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1)	30	(1)	(41)
Net realized gain (loss) on investments and capital gains distributions	-	(13)	100	24
Net unrealized appreciation (depreciation) during the year	7	8	2,183	431
Net increase (decrease) in net assets from operations	6	25	2,282	414
Changes from contract transactions:				
Total unit transactions	208	1,393	22,755	18,749
Net increase (decrease) in assets derived from principal transactions	208	1,393	22,755	18,749
Total increase (decrease) in net assets	214	1,418	25,037	19,163
Net assets at December 31, 2005	$ 214	$ 1,418	$ 25,037	$ 19,163

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING T. Rowe Price Equity Income Portfolio - Service Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING International Fund - Class Q	ING International SmallCap Fund - Class A
Net assets at January 1, 2004	$ 2,143	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	72	-	-	-
Net realized gain (loss) on investments and capital gains distributions	253	-	-	-
Net unrealized appreciation (depreciation) during the year	2,450	-	-	-
Net increase (decrease) in net assets from operations	2,775	-	-	-
Changes from contract transactions:				
Total unit transactions	25,205	-	-	-
Net increase (decrease) in assets derived from principal transactions	25,205	-	-	-
Total increase (decrease) in net assets	27,980	-	-	-
Net assets at December 31, 2004	30,123	-	-	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	69	(14)	-	1
Net realized gain (loss) on investments and capital gains distributions	1,385	-	-	2
Net unrealized appreciation (depreciation) during the year	194	131	-	51
Net increase (decrease) in net assets from operations	1,648	117	-	54
Changes from contract transactions:				
Total unit transactions	23,167	8,271	2	229
Net increase (decrease) in assets derived from principal transactions	23,167	8,271	2	229
Total increase (decrease) in net assets	24,815	8,388	2	283
Net assets at December 31, 2005	$ 54,938	$ 8,388	$ 2	$ 283

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING American Century Large Company Value Portfolio - Service Class	ING American Century Select Portfolio - Initial Class	ING American Century Select Portfolio - Service Class	ING American Century Small Cap Value Portfolio - Service Class
Net assets at January 1, 2004	$ 4,019	$ -	$ 2,194	$ 6,307
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(18)	-	(27)	(164)
Net realized gain (loss) on investments and capital gains distributions	392	-	209	2,436
Net unrealized appreciation (depreciation) during the year	13	-	(140)	931
Net increase (decrease) in net assets from operations	387	-	42	3,203
Changes from contract transactions:				
Total unit transactions	1,354	-	(166)	16,067
Net increase (decrease) in assets derived from principal transactions	1,354	-	(166)	16,067
Total increase (decrease) in net assets	1,741	-	(124)	19,270
Net assets at December 31, 2004	5,760	-	2,070	25,577
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(5)	(1,225)	(6)	(236)
Net realized gain (loss) on investments and capital gains distributions	323	1,352	(35)	3,933
Net unrealized appreciation (depreciation) during the year	(343)	11,572	(94)	(1,715)
Net increase (decrease) in net assets from operations	(25)	11,699	(135)	1,982
Changes from contract transactions:				
Total unit transactions	(1,340)	146,447	(1,915)	4,038
Net increase (decrease) in assets derived from principal transactions	(1,340)	146,447	(1,915)	4,038
Total increase (decrease) in net assets	(1,365)	158,146	(2,050)	6,020
Net assets at December 31, 2005	$ 4,395	$ 158,146	$ 20	$ 31,597

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Baron Small Cap Growth Portfolio - Service Class	ING Davis Venture Value Portfolio - Service Class	ING Fundamental Research Portfolio - Service Class	ING Goldman Sachs® Capital Growth Portfolio - Service Class
Net assets at January 1, 2004	$ 15,257	$ 9,414	$ 800	$ 827
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(350)	(123)	(6)	(11)
Net realized gain (loss) on investments and capital gains distributions	1,811	485	81	32
Net unrealized appreciation (depreciation) during the year	7,495	269	48	74
Net increase (decrease) in net assets from operations	8,956	631	123	95
Changes from contract transactions:				
Total unit transactions	34,104	314	613	568
Net increase (decrease) in assets derived from principal transactions	34,104	314	613	568
Total increase (decrease) in net assets	43,060	945	736	663
Net assets at December 31, 2004	58,317	10,359	1,536	1,490
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(748)	(92)	(1)	(13)
Net realized gain (loss) on investments and capital gains distributions	3,613	624	45	65
Net unrealized appreciation (depreciation) during the year	1,571	(399)	24	(22)
Net increase (decrease) in net assets from operations	4,436	133	68	30
Changes from contract transactions:				
Total unit transactions	16,416	(3,162)	(68)	481
Net increase (decrease) in assets derived from principal transactions	16,416	(3,162)	(68)	481
Total increase (decrease) in net assets	20,852	(3,029)	-	511
Net assets at December 31, 2005	$ 79,169	$ 7,330	$ 1,536	$ 2,001

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING JPMorgan Fleming International Portfolio - Initial Class	ING JPMorgan Fleming International Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING MFS Capital Opportunities Portfolio - Initial Class
Net assets at January 1, 2004	$ 126,504	$ -	$ 3,999	$ 151,497
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	131	-	(73)	(858)
Net realized gain (loss) on investments and capital gains distributions	7,586	-	924	(26,049)
Net unrealized appreciation (depreciation) during the year	13,567	-	898	42,459
Net increase (decrease) in net assets from operations	21,284	-	1,749	15,552
Changes from contract transactions:				
Total unit transactions	(9,236)	-	8,678	(23,464)
Net increase (decrease) in assets derived from principal transactions	(9,236)	-	8,678	(23,464)
Total increase (decrease) in net assets	12,048	-	10,427	(7,912)
Net assets at December 31, 2004	138,552	-	14,426	143,585
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(359)	-	(159)	(291)
Net realized gain (loss) on investments and capital gains distributions	10,588	-	2,782	(34,798)
Net unrealized appreciation (depreciation) during the year	1,368	-	(1,107)	35,110
Net increase (decrease) in net assets from operations	11,597	-	1,516	21
Changes from contract transactions:				
Total unit transactions	(10,344)	3	8,391	(24,881)
Net increase (decrease) in assets derived from principal transactions	(10,344)	3	8,391	(24,881)
Total increase (decrease) in net assets	1,253	3	9,907	(24,860)
Net assets at December 31, 2005	$ 139,805	$ 3	$ 24,333	$ 118,725

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING OpCap Balanced Value Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class	ING Oppenheimer Strategic Income Portfolio - Initial Class
Net assets at January 1, 2004	$ 9,183	$ -	$ 1,294	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(15)	-	(18)	-
Net realized gain (loss) on investments and capital gains distributions	339	-	158	-
Net unrealized appreciation (depreciation) during the year	1,098	-	96	-
Net increase (decrease) in net assets from operations	1,422	-	236	-
Changes from contract transactions:				
Total unit transactions	9,869	-	734	-
Net increase (decrease) in assets derived from principal transactions	9,869	-	734	-
Total increase (decrease) in net assets	11,291	-	970	-
Net assets at December 31, 2004	20,474	-	2,264	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(136)	1,160	(9)	1,794
Net realized gain (loss) on investments and capital gains distributions	803	20,311	37	184
Net unrealized appreciation (depreciation) during the year	(448)	128,131	(208)	(342)
Net increase (decrease) in net assets from operations	219	149,602	(180)	1,636
Changes from contract transactions:				
Total unit transactions	(4,120)	732,135	(2,064)	114,714
Net increase (decrease) in assets derived from principal transactions	(4,120)	732,135	(2,064)	114,714
Total increase (decrease) in net assets	(3,901)	881,737	(2,244)	116,350
Net assets at December 31, 2005	$ 16,573	$ 881,737	$ 20	$ 116,350

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING PIMCO Total Return Portfolio - Service Class	ING Salomon Brothers Aggressive Growth Portfolio - Initial Class	ING Salomon Brothers Aggressive Growth Portfolio - Service Class	ING Salomon Brothers Large Cap Growth Portfolio - Initial Class
Net assets at January 1, 2004	$ 31,227	$ 239,784	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(397)	(2,437)	-	-
Net realized gain (loss) on investments and capital gains distributions	225	(6,887)	1	-
Net unrealized appreciation (depreciation) during the year	1,349	27,553	-	-
Net increase (decrease) in net assets from operations	1,177	18,229	1	-
Changes from contract transactions:				
Total unit transactions	11,288	(29,660)	15	-
Net increase (decrease) in assets derived from principal transactions	11,288	(29,660)	15	-
Total increase (decrease) in net assets	12,465	(11,431)	16	-
Net assets at December 31, 2004	43,692	228,353	16	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	290	(2,171)	-	(29)
Net realized gain (loss) on investments and capital gains distributions	854	(5,877)	-	397
Net unrealized appreciation (depreciation) during the year	(680)	27,528	3	159
Net increase (decrease) in net assets from operations	464	19,480	3	527
Changes from contract transactions:				
Total unit transactions	10,797	(33,908)	17	3,586
Net increase (decrease) in assets derived from principal transactions	10,797	(33,908)	17	3,586
Total increase (decrease) in net assets	11,261	(14,428)	20	4,113
Net assets at December 31, 2005	$ 54,953	$ 213,925	$ 36	$ 4,113

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Solution 2015 Portfolio - Adviser Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Adviser Class	ING Solution 2025 Portfolio - Service Class
Net assets at January 1, 2004	$ -	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) during the year	-	-	-	-
Net increase (decrease) in net assets from operations	-	-	-	-
Changes from contract transactions:				
Total unit transactions	-	-	-	-
Net increase (decrease) in assets derived from principal transactions	-	-	-	-
Total increase (decrease) in net assets	-	-	-	-
Net assets at December 31, 2004	-	-	-	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(6)	-	(7)
Net realized gain (loss) on investments and capital gains distributions	-	4	-	1
Net unrealized appreciation (depreciation) during the year	2	48	2	55
Net increase (decrease) in net assets from operations	2	46	2	49
Changes from contract transactions:				
Total unit transactions	438	1,934	264	1,869
Net increase (decrease) in assets derived from principal transactions	438	1,934	264	1,869
Total increase (decrease) in net assets	440	1,980	266	1,918
Net assets at December 31, 2005	$ 440	$ 1,980	$ 266	$ 1,918

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Solution 2035 Portfolio - Adviser Class	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Adviser Class	ING Solution 2045 Portfolio - Service Class
Net assets at January 1, 2004	$ -	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) during the year	-	-	-	-
Net increase (decrease) in net assets from operations	-	-	-	-
Changes from contract transactions:				
Total unit transactions	-	-	-	-
Net increase (decrease) in assets derived from principal transactions	-	-	-	-
Total increase (decrease) in net assets	-	-	-	-
Net assets at December 31, 2004	-	-	-	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1)	(3)	-	(2)
Net realized gain (loss) on investments and capital gains distributions	-	-	-	13
Net unrealized appreciation (depreciation) during the year	6	35	1	15
Net increase (decrease) in net assets from operations	5	32	1	26
Changes from contract transactions:				
Total unit transactions	435	1,144	255	560
Net increase (decrease) in assets derived from principal transactions	435	1,144	255	560
Total increase (decrease) in net assets	440	1,176	256	586
Net assets at December 31, 2005	$ 440	$ 1,176	$ 256	$ 586

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Solution Income Portfolio - Adviser Class	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
Net assets at January 1, 2004	$ -	$ -	$ 16	$ 9,420
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	-	(118)
Net realized gain (loss) on investments and capital gains distributions	-	-	4	726
Net unrealized appreciation (depreciation) during the year	-	-	(3)	(158)
Net increase (decrease) in net assets from operations	-	-	1	450
Changes from contract transactions:				
Total unit transactions	-	-	(17)	(276)
Net increase (decrease) in assets derived from principal transactions	-	-	(17)	(276)
Total increase (decrease) in net assets	-	-	(16)	174
Net assets at December 31, 2004	-	-	-	9,594
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(2)	(3,119)	(30)
Net realized gain (loss) on investments and capital gains distributions	-	-	10,258	(3)
Net unrealized appreciation (depreciation) during the year	-	6	58,316	(629)
Net increase (decrease) in net assets from operations	-	4	65,455	(662)
Changes from contract transactions:				
Total unit transactions	40	337	363,967	(8,702)
Net increase (decrease) in assets derived from principal transactions	40	337	363,967	(8,702)
Total increase (decrease) in net assets	40	341	429,422	(9,364)
Net assets at December 31, 2005	$ 40	$ 341	$ 429,422	$ 230

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Van Kampen Comstock Portfolio - Service Class
Net assets at January 1, 2004	$ 246,603	$ -	$ 128,075	$ 32,018
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(2,379)	-	(363)	(525)
Net realized gain (loss) on investments and capital gains distributions	1,108	-	(4,373)	1,265
Net unrealized appreciation (depreciation) during the year	24,701	20	21,134	7,283
Net increase (decrease) in net assets from operations	23,430	20	16,398	8,023
Changes from contract transactions:				
Total unit transactions	21,352	199	(9,005)	31,689
Net increase (decrease) in assets derived from principal transactions	21,352	199	(9,005)	31,689
Total increase (decrease) in net assets	44,782	219	7,393	39,712
Net assets at December 31, 2004	291,385	219	135,468	71,730
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1,518)	-	(249)	(401)
Net realized gain (loss) on investments and capital gains distributions	5,156	15	(2,729)	6,507
Net unrealized appreciation (depreciation) during the year	9,694	10	13,334	(3,185)
Net increase (decrease) in net assets from operations	13,332	25	10,356	2,921
Changes from contract transactions:				
Total unit transactions	(22,676)	202	(11,334)	23,485
Net increase (decrease) in assets derived from principal transactions	(22,676)	202	(11,334)	23,485
Total increase (decrease) in net assets	(9,344)	227	(978)	26,406
Net assets at December 31, 2005	$ 282,041	$ 446	$ 134,490	$ 98,136

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Van Kampen Equity and Income Portfolio - Initial Class	ING Van Kampen Equity and Income Portfolio - Service Class	ING VP Strategic Allocation Balanced Portfolio - Class I	ING VP Strategic Allocation Growth Portfolio - Class I
Net assets at January 1, 2004	$ -	$ 911	$ 58,446	$ 69,833
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(12)	122	(1)
Net realized gain (loss) on investments and capital gains distributions	-	99	(563)	(482)
Net unrealized appreciation (depreciation) during the year	-	64	6,282	8,330
Net increase (decrease) in net assets from operations	-	151	5,841	7,847
Changes from contract transactions:				
Total unit transactions	-	1,310	6,379	3,973
Net increase (decrease) in assets derived from principal transactions	-	1,310	6,379	3,973
Total increase (decrease) in net assets	-	1,461	12,220	11,820
Net assets at December 31, 2004	-	2,372	70,666	81,653
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(2,185)	(15)	333	111
Net realized gain (loss) on investments and capital gains distributions	1,167	105	235	5
Net unrealized appreciation (depreciation) during the year	29,579	(176)	2,067	3,794
Net increase (decrease) in net assets from operations	28,561	(86)	2,635	3,910
Changes from contract transactions:				
Total unit transactions	316,168	(2,273)	382	(4,378)
Net increase (decrease) in assets derived from principal transactions	316,168	(2,273)	382	(4,378)
Total increase (decrease) in net assets	344,729	(2,359)	3,017	(468)
Net assets at December 31, 2005	$ 344,729	$ 13	$ 73,683	$ 81,185

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING VP Strategic Allocation Income Portfolio - Class I	ING VP Growth and Income Portfolio - Class I	ING GET U.S. Core Portfolio - Series 1	ING GET U.S. Core Portfolio - Series 2
Net assets at January 1, 2004	$ 33,837	$ 2,310,967	$ 2,378	$ 20,639
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	274	27,423	(12)	(230)
Net realized gain (loss) on investments and capital gains distributions	52	(285,303)	11	67
Net unrealized appreciation (depreciation) during the year	2,011	406,325	49	625
Net increase (decrease) in net assets from operations	2,337	148,445	48	462
Changes from contract transactions:				
Total unit transactions	286	(277,089)	(202)	(2,375)
Net increase (decrease) in assets derived from principal transactions	286	(277,089)	(202)	(2,375)
Total increase (decrease) in net assets	2,623	(128,644)	(154)	(1,913)
Net assets at December 31, 2004	36,460	2,182,323	2,224	18,726
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	403	(1,888)	17	215
Net realized gain (loss) on investments and capital gains distributions	637	(249,526)	99	429
Net unrealized appreciation (depreciation) during the year	41	382,184	(116)	(771)
Net increase (decrease) in net assets from operations	1,081	130,770	-	(127)
Changes from contract transactions:				
Total unit transactions	1,625	(337,838)	(786)	(7,431)
Net increase (decrease) in assets derived from principal transactions	1,625	(337,838)	(786)	(7,431)
Total increase (decrease) in net assets	2,706	(207,068)	(786)	(7,558)
Net assets at December 31, 2005	$ 39,166	$ 1,975,255	$ 1,438	$ 11,168

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 3	ING GET U.S. Core Portfolio - Series 5	ING GET U.S. Core Portfolio - Series 6	ING GET U.S. Core Portfolio - Series 7
Net assets at January 1, 2004	$ 207	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(745)	(4)	(23)	(2)
Net realized gain (loss) on investments and capital gains distributions	(168)	-	2	-
Net unrealized appreciation (depreciation) during the year	643	37	67	3
Net increase (decrease) in net assets from operations	(270)	33	46	1
Changes from contract transactions:				
Total unit transactions	52,987	663	5,559	4,016
Net increase (decrease) in assets derived from principal transactions	52,987	663	5,559	4,016
Total increase (decrease) in net assets	52,717	696	5,605	4,017
Net assets at December 31, 2004	52,924	696	5,605	4,017
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	280	(5)	(69)	(56)
Net realized gain (loss) on investments and capital gains distributions	27	13	14	2
Net unrealized appreciation (depreciation) during the year	(688)	(4)	98	83
Net increase (decrease) in net assets from operations	(381)	4	43	29
Changes from contract transactions:				
Total unit transactions	(15,422)	(55)	(1,032)	(107)
Net increase (decrease) in assets derived from principal transactions	(15,422)	(55)	(1,032)	(107)
Total increase (decrease) in net assets	(15,803)	(51)	(989)	(78)
Net assets at December 31, 2005	$ 37,121	$ 645	$ 4,616	$ 3,939

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10	ING GET U.S. Core Portfolio - Series 11
Net assets at January 1, 2004	$ -	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) during the year	-	-	-	-
Net increase (decrease) in net assets from operations	-	-	-	-
Changes from contract transactions:				
Total unit transactions	-	-	-	-
Net increase (decrease) in assets derived from principal transactions	-	-	-	-
Total increase (decrease) in net assets	-	-	-	-
Net assets at December 31, 2004	-	-	-	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(21)	(2)	-	-
Net realized gain (loss) on investments and capital gains distributions	4	-	-	-
Net unrealized appreciation (depreciation) during the year	35	1	-	-
Net increase (decrease) in net assets from operations	18	(1)	-	-
Changes from contract transactions:				
Total unit transactions	1,538	221	107	80
Net increase (decrease) in assets derived from principal transactions	1,538	221	107	80
Total increase (decrease) in net assets	1,556	220	107	80
Net assets at December 31, 2005	$ 1,556	$ 220	$ 107	$ 80

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING VP Global Science and Technology Portfolio - Class I	ING VP Growth Portfolio - Class I	ING VP Index Plus LargeCap Portfolio - Class I	ING VP Index Plus MidCap Portfolio - Class I
Net assets at January 1, 2004	$ 47,295	$ 95,972	$ 503,421	$ 233,761
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(439)	(818)	(176)	(1,714)
Net realized gain (loss) on investments and capital gains distributions	3,927	(12,208)	(14,980)	649
Net unrealized appreciation (depreciation) during the year	(5,231)	18,062	63,400	46,443
Net increase (decrease) in net assets from operations	(1,743)	5,036	48,244	45,378
Changes from contract transactions:				
Total unit transactions	(4,815)	(11,125)	10,855	82,331
Net increase (decrease) in assets derived from principal transactions	(4,815)	(11,125)	10,855	82,331
Total increase (decrease) in net assets	(6,558)	(6,089)	59,099	127,709
Net assets at December 31, 2004	40,737	89,883	562,520	361,470
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(370)	(234)	1,094	(2,004)
Net realized gain (loss) on investments and capital gains distributions	1,468	(16,707)	(21,391)	31,336
Net unrealized appreciation (depreciation) during the year	2,353	22,821	42,006	8,200
Net increase (decrease) in net assets from operations	3,451	5,880	21,709	37,532
Changes from contract transactions:				
Total unit transactions	(3,636)	(16,863)	(52,096)	17,463
Net increase (decrease) in assets derived from principal transactions	(3,636)	(16,863)	(52,096)	17,463
Total increase (decrease) in net assets	(185)	(10,983)	(30,387)	54,995
Net assets at December 31, 2005	$ 40,552	$ 78,900	$ 532,133	$ 416,465

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING VP Index Plus SmallCap Portfolio - Class I	ING VP International Equity Portfolio - Class I	ING VP Small Company Portfolio - Class I	ING VP Value Opportunity Portfolio - Class I
Net assets at January 1, 2004	$ 93,931	$ 11,933	$ 167,432	$ 133,176
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1,024)	27	(1,222)	(218)
Net realized gain (loss) on investments and capital gains				
distributions	1,906	1,606	5,232	(9,363)
Net unrealized appreciation (depreciation) during the year	24,020	371	16,525	19,282
Net increase (decrease) in net assets from operations	24,902	2,004	20,535	9,701
Changes from contract transactions:				
Total unit transactions	39,653	403	(12,188)	(32,508)
Net increase (decrease) in assets derived from				
principal transactions	39,653	403	(12,188)	(32,508)
Total increase (decrease) in net assets	64,555	2,407	8,347	(22,807)
Net assets at December 31, 2004	158,486	14,340	175,779	110,369
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1,121)	(6)	(1,325)	834
Net realized gain (loss) on investments and capital gains				
distributions	12,494	1,630	16,845	(1,227)
Net unrealized appreciation (depreciation) during the year	(333)	632	(2,434)	5,789
Net increase (decrease) in net assets from operations	11,040	2,256	13,086	5,396
Changes from contract transactions:				
Total unit transactions	12,720	383	(30,136)	(17,785)
Net increase (decrease) in assets derived from				
principal transactions	12,720	383	(30,136)	(17,785)
Total increase (decrease) in net assets	23,760	2,639	(17,050)	(12,389)
Net assets at December 31, 2005	$ 182,246	$ 16,979	$ 158,729	$ 97,980

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING VP Financial Services Portfolio - Class I	ING VP International Value Portfolio - Class I	ING VP MagnaCap Portfolio - Class I	ING VP MidCap Opportunities Portfolio - Class I
Net assets at January 1, 2004	$ -	$ 32,591	$ 1,571	$ 4,191
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	128	8	(57)
Net realized gain (loss) on investments and capital gains distributions	2	1,986	111	403
Net unrealized appreciation (depreciation) during the year	13	5,361	5	53
Net increase (decrease) in net assets from operations	15	7,475	124	399
Changes from contract transactions:				
Total unit transactions	179	18,313	53	956
Net increase (decrease) in assets derived from principal transactions	179	18,313	53	956
Total increase (decrease) in net assets	194	25,788	177	1,355
Net assets at December 31, 2004	194	58,379	1,748	5,546
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1	999	4	(57)
Net realized gain (loss) on investments and capital gains distributions	48	8,434	381	266
Net unrealized appreciation (depreciation) during the year	8	(3,085)	(262)	237
Net increase (decrease) in net assets from operations	57	6,348	123	446
Changes from contract transactions:				
Total unit transactions	539	13,717	(1,871)	(715)
Net increase (decrease) in assets derived from principal transactions	539	13,717	(1,871)	(715)
Total increase (decrease) in net assets	596	20,065	(1,748)	(269)
Net assets at December 31, 2005	$ 790	$ 78,444	$ -	$ 5,277

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING VP Real Estate Portfolio - Class I	ING VP SmallCap Opportunities Portfolio - Class I	ING VP Balanced Portfolio - Class I	ING VP Emerging Markets Fund
Net assets at January 1, 2004	$ -	$ 8,045	$ 659,370	$ 8,172
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	260	(66)	6,146	(21)
Net realized gain (loss) on investments and capital gains				
distributions	306	571	(10,010)	869
Net unrealized appreciation (depreciation) during the year	3,298	177	57,025	674
Net increase (decrease) in net assets from operations	3,864	682	53,161	1,522
Changes from contract transactions:				
Total unit transactions	23,361	(549)	(20,383)	815
Net increase (decrease) in assets derived from				
principal transactions	23,361	(549)	(20,383)	815
Total increase (decrease) in net assets	27,225	133	32,778	2,337
Net assets at December 31, 2004	27,225	8,178	692,148	10,509
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	603	(69)	8,354	(20)
Net realized gain (loss) on investments and capital gains				
distributions	1,431	749	(19,190)	4,418
Net unrealized appreciation (depreciation) during the year	2,662	(57)	30,595	(1,237)
Net increase (decrease) in net assets from operations	4,696	623	19,759	3,161
Changes from contract transactions:				
Total unit transactions	15,272	530	(74,453)	(13,670)
Net increase (decrease) in assets derived from				
principal transactions	15,272	530	(74,453)	(13,670)
Total increase (decrease) in net assets	19,968	1,153	(54,694)	(10,509)
Net assets at December 31, 2005	$ 47,193	$ 9,331	$ 637,454	$ -

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING VP Intermediate Bond Portfolio - Class I	ING VP Money Market Portfolio - Class I	ING VP Natural Resources Trust	Janus Adviser Series Balanced Fund - Class S
Net assets at January 1, 2004	$ 408,185	$ 257,477	$ 13,971	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	27,978	352	(14)	-
Net realized gain (loss) on investments and capital gains				
distributions	22,691	(180)	1,406	-
Net unrealized appreciation (depreciation) during the year	(36,125)	27	421	-
Net increase (decrease) in net assets from operations	14,544	199	1,813	-
Changes from contract transactions:				
Total unit transactions	(14,984)	(40,724)	5,006	-
Net increase (decrease) in assets derived from				
principal transactions	(14,984)	(40,724)	5,006	-
Total increase (decrease) in net assets	(440)	(40,525)	6,819	-
Net assets at December 31, 2004	407,745	216,952	20,790	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	11,077	500	(367)	-
Net realized gain (loss) on investments and capital gains				
distributions	4,825	566	6,086	-
Net unrealized appreciation (depreciation) during the year	(7,637)	3,319	6,520	-
Net increase (decrease) in net assets from operations	8,265	4,385	12,239	-
Changes from contract transactions:				
Total unit transactions	(10,992)	(10,626)	24,751	1
Net increase (decrease) in assets derived from				
principal transactions	(10,992)	(10,626)	24,751	1
Total increase (decrease) in net assets	(2,727)	(6,241)	36,990	1
Net assets at December 31, 2005	$ 405,018	$ 210,711	$ 57,780	$ 1

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Janus Aspen Series Balanced Portfolio - Institutional Shares	Janus Aspen Series Capital Appreciation Portfolio - Service Shares	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares
Net assets at January 1, 2004	$ 385,094	$ 3,177	$ 89,994	$ 239,988
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	4,222	(32)	3,833	(1,962)
Net realized gain (loss) on investments and capital gains distributions	(2,816)	181	1,720	(24,092)
Net unrealized appreciation (depreciation) during the year	24,167	326	(3,208)	31,387
Net increase (decrease) in net assets from operations	25,573	475	2,345	5,333
Changes from contract transactions:				
Total unit transactions	(53,724)	(414)	(14,170)	(45,820)
Net increase (decrease) in assets derived from principal transactions	(53,724)	(414)	(14,170)	(45,820)
Total increase (decrease) in net assets	(28,151)	61	(11,825)	(40,487)
Net assets at December 31, 2004	356,943	3,238	78,169	199,501
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(993)	(9)	(202)	(554)
Net realized gain (loss) on investments and capital gains distributions	(3,844)	583	(1,125)	(95,718)
Net unrealized appreciation (depreciation) during the year	(7,779)	(741)	1,045	83,526
Net increase (decrease) in net assets from operations	(12,616)	(167)	(282)	(12,746)
Changes from contract transactions:				
Total unit transactions	(343,819)	(3,071)	(77,741)	(186,570)
Net increase (decrease) in assets derived from principal transactions	(343,819)	(3,071)	(77,741)	(186,570)
Total increase (decrease) in net assets	(356,435)	(3,238)	(78,023)	(199,316)
Net assets at December 31, 2005	$ 508	$ -	$ 146	$ 185

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares	Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares	Janus Twenty Fund	Legg Mason Value Trust, Inc. - Primary Class
Net assets at January 1, 2004	$ 459,241	$ 536,188	$ 563	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(4,706)	(408)	(6)	-
Net realized gain (loss) on investments and capital gains distributions	(86,576)	(19,474)	(13)	-
Net unrealized appreciation (depreciation) during the year	170,273	32,506	152	-
Net increase (decrease) in net assets from operations	78,991	12,624	133	-
Changes from contract transactions:				
Total unit transactions	(79,896)	(123,221)	34	-
Net increase (decrease) in assets derived from principal transactions	(79,896)	(123,221)	34	-
Total increase (decrease) in net assets	(905)	(110,597)	167	-
Net assets at December 31, 2004	458,336	425,591	730	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1,301)	(1,202)	(2)	(8)
Net realized gain (loss) on investments and capital gains distributions	(337,444)	(188,088)	84	1
Net unrealized appreciation (depreciation) during the year	308,520	175,869	(156)	150
Net increase (decrease) in net assets from operations	(30,225)	(13,421)	(74)	143
Changes from contract transactions:				
Total unit transactions	(427,622)	(411,789)	(656)	1,186
Net increase (decrease) in assets derived from principal transactions	(427,622)	(411,789)	(656)	1,186
Total increase (decrease) in net assets	(457,847)	(425,210)	(730)	1,329
Net assets at December 31, 2005	$ 489	$ 381	$ -	$ 1,329

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Lord Abbett Affiliated Fund - Class A	Lord Abbett Mid-Cap Value Fund - Class A	Lord Abbett Small-Cap Value Fund - Class A	Lord Abbett Series Fund - Growth and Income Portfolio - Class VC
Net assets at January 1, 2004	$ -	$ -	$ -	$ 50,532
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	(1)	-
Net realized gain (loss) on investments and capital gains distributions	3	8	44	911
Net unrealized appreciation (depreciation) during the year	10	21	13	9,290
Net increase (decrease) in net assets from operations	13	29	56	10,201
Changes from contract transactions:				
Total unit transactions	208	261	474	48,934
Net increase (decrease) in assets derived from principal transactions	208	261	474	48,934
Total increase (decrease) in net assets	221	290	530	59,135
Net assets at December 31, 2004	221	290	530	109,667
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	3	(3)	(7)	(91)
Net realized gain (loss) on investments and capital gains distributions	53	60	92	9,137
Net unrealized appreciation (depreciation) during the year	(23)	(16)	10	(6,161)
Net increase (decrease) in net assets from operations	33	41	95	2,885
Changes from contract transactions:				
Total unit transactions	493	487	355	10,230
Net increase (decrease) in assets derived from principal transactions	493	487	355	10,230
Total increase (decrease) in net assets	526	528	450	13,115
Net assets at December 31, 2005	$ 747	$ 818	$ 980	$ 122,782

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	Massachusetts Investors Growth Stock Fund - Class A	MFS® Total Return Series - Initial Class	Moderate Allocation
Net assets at January 1, 2004	$ 28,509	$ -	$ 58,033	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(343)	-	358	-
Net realized gain (loss) on investments and capital gains distributions	1,906	-	257	-
Net unrealized appreciation (depreciation) during the year	12,041	16	5,989	63
Net increase (decrease) in net assets from operations	13,604	16	6,604	63
Changes from contract transactions:				
Total unit transactions	54,128	164	10,121	-
Net increase (decrease) in assets derived from principal transactions	54,128	164	10,121	-
Total increase (decrease) in net assets	67,732	180	16,725	63
Net assets at December 31, 2004	96,241	180	74,758	63
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(695)	(2)	730	-
Net realized gain (loss) on investments and capital gains distributions	10,551	5	4,372	-
Net unrealized appreciation (depreciation) during the year	(152)	14	(3,639)	(63)
Net increase (decrease) in net assets from operations	9,704	17	1,463	(63)
Changes from contract transactions:				
Total unit transactions	41,364	224	6,526	-
Net increase (decrease) in assets derived from principal transactions	41,364	224	6,526	-
Total increase (decrease) in net assets	51,068	241	7,989	(63)
Net assets at December 31, 2005	$ 147,309	$ 421	$ 82,747	$ -

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	New Perspective Fund® - Class R-3	New Perspective Fund® - Class R-4	Oppenheimer Capital Appreciation Fund - Class A	Oppenheimer Developing Markets Fund - Class A
Net assets at January 1, 2004	$ -	$ -	$ -	$ 6,248
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1	59	(1)	324
Net realized gain (loss) on investments and capital gains distributions	-	1	-	799
Net unrealized appreciation (depreciation) during the year	16	784	15	4,988
Net increase (decrease) in net assets from operations	17	844	14	6,111
Changes from contract transactions:				
Total unit transactions	187	7,794	203	25,018
Net increase (decrease) in assets derived from principal transactions	187	7,794	203	25,018
Total increase (decrease) in net assets	204	8,638	217	31,129
Net assets at December 31, 2004	204	8,638	217	37,377
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	3	159	(1)	573
Net realized gain (loss) on investments and capital gains distributions	31	1,586	2	7,313
Net unrealized appreciation (depreciation) during the year	12	512	12	19,198
Net increase (decrease) in net assets from operations	46	2,257	13	27,084
Changes from contract transactions:				
Total unit transactions	236	11,138	86	51,007
Net increase (decrease) in assets derived from principal transactions	236	11,138	86	51,007
Total increase (decrease) in net assets	282	13,395	99	78,091
Net assets at December 31, 2005	$ 486	$ 22,033	$ 316	$ 115,468

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Oppenheimer Global Fund - Class A	Oppenheimer Main Street Fund® - Class A	Oppenheimer Aggressive Growth Fund/VA	Oppenheimer Global Securities Fund/VA
Net assets at January 1, 2004	$ -	$ -	$ 4	$ 251,043
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	-	402
Net realized gain (loss) on investments and capital gains distributions	-	-	-	218
Net unrealized appreciation (depreciation) during the year	-	1	-	58,591
Net increase (decrease) in net assets from operations	-	1	-	59,211
Changes from contract transactions:				
Total unit transactions	4	12	(1)	100,114
Net increase (decrease) in assets derived from principal transactions	4	12	(1)	100,114
Total increase (decrease) in net assets	4	13	(1)	159,325
Net assets at December 31, 2004	4	13	3	410,368
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	-	3,173
Net realized gain (loss) on investments and capital gains distributions	1	-	-	64,535
Net unrealized appreciation (depreciation) during the year	2	1	-	(93,326)
Net increase (decrease) in net assets from operations	3	1	-	(25,618)
Changes from contract transactions:				
Total unit transactions	43	8	-	(384,039)
Net increase (decrease) in assets derived from principal transactions	43	8	-	(384,039)
Total increase (decrease) in net assets	46	9	-	(409,657)
Net assets at December 31, 2005	$ 50	$ 22	$ 3	$ 711

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA	Oppenheimer Strategic Bond Fund/VA	Pax World Balanced Fund
Net assets at January 1, 2004	$ 32	$ -	$ 32,607	3,605
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	1,381	25
Net realized gain (loss) on investments and capital gains distributions	-	-	788	189
Net unrealized appreciation (depreciation) during the year	3	1	899	1,039
Net increase (decrease) in net assets from operations	3	1	3,068	1,253
Changes from contract transactions:				
Total unit transactions	8	4	11,403	11,665
Net increase (decrease) in assets derived from principal transactions	8	4	11,403	11,665
Total increase (decrease) in net assets	11	5	14,471	12,918
Net assets at December 31, 2004	43	5	47,078	16,523
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(3)	2,121	267
Net realized gain (loss) on investments and capital gains distributions	1	7	465	1,661
Net unrealized appreciation (depreciation) during the year	1	49	(3,306)	952
Net increase (decrease) in net assets from operations	2	53	(720)	2,880
Changes from contract transactions:				
Total unit transactions	(4)	994	(46,204)	34,950
Net increase (decrease) in assets derived from principal transactions	(4)	994	(46,204)	34,950
Total increase (decrease) in net assets	(2)	1,047	(46,924)	37,830
Net assets at December 31, 2005	$ 41	$ 1,052	$ 154	$ 54,353

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	PIMCO Real Return Portfolio - Admin Class	Pioneer Fund - Class A	Pioneer High Yield Fund - Class A	Pioneer Equity Income VCT Portfolio - Class I
Net assets at January 1, 2004	$ -	$ -	$ -	$ 10,691
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	7	-	5	259
Net realized gain (loss) on investments and capital gains distributions	312	-	10	551
Net unrealized appreciation (depreciation) during the year	(58)	-	(1)	1,984
Net increase (decrease) in net assets from operations	261	-	14	2,794
Changes from contract transactions:				
Total unit transactions	9,258	1	423	14,794
Net increase (decrease) in assets derived from principal transactions	9,258	1	423	14,794
Total increase (decrease) in net assets	9,519	1	437	17,588
Net assets at December 31, 2004	9,519	1	437	28,279
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	326	-	24	790
Net realized gain (loss) on investments and capital gains distributions	271	-	29	771
Net unrealized appreciation (depreciation) during the year	(419)	-	(42)	966
Net increase (decrease) in net assets from operations	178	-	11	2,527
Changes from contract transactions:				
Total unit transactions	13,146	24	294	39,120
Net increase (decrease) in assets derived from principal transactions	13,146	24	294	39,120
Total increase (decrease) in net assets	13,324	24	305	41,647
Net assets at December 31, 2005	$ 22,843	$ 25	$ 742	$ 69,926

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Pioneer Fund VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I	Pioneer Mid Cap Value VCT Portfolio - Class I	Scudder Equity 500 Index Fund - Investment
Net assets at January 1, 2004	$ 1,522	$ -	$ 11,735	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	3	48	(201)	-
Net realized gain (loss) on investments and capital gains distributions	85	59	623	-
Net unrealized appreciation (depreciation) during the year	136	65	5,908	-
Net increase (decrease) in net assets from operations	224	172	6,330	-
Changes from contract transactions:				
Total unit transactions	855	4,296	31,599	2
Net increase (decrease) in assets derived from principal transactions	855	4,296	31,599	2
Total increase (decrease) in net assets	1,079	4,468	37,929	2
Net assets at December 31, 2004	2,601	4,468	49,664	2
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	12	260	(491)	-
Net realized gain (loss) on investments and capital gains distributions	163	144	6,603	-
Net unrealized appreciation (depreciation) during the year	29	(331)	(1,467)	1
Net increase (decrease) in net assets from operations	204	73	4,645	1
Changes from contract transactions:				
Total unit transactions	1,743	2,408	23,159	63
Net increase (decrease) in assets derived from principal transactions	1,743	2,408	23,159	63
Total increase (decrease) in net assets	1,947	2,481	27,804	64
Net assets at December 31, 2005	$ 4,548	$ 6,949	$ 77,468	$ 66

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	T. Rowe Price Mid-Cap Value Fund - R Class	Templeton Foreign Fund - Class A	Templeton Growth Fund, Inc. - Class A	Templeton Global Bond Fund - Class A
Net assets at January 1, 2004	$ -	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	6	1	57
Net realized gain (loss) on investments and capital gains distributions	34	1	2	8
Net unrealized appreciation (depreciation) during the year	27	47	3	368
Net increase (decrease) in net assets from operations	61	54	6	433
Changes from contract transactions:				
Total unit transactions	558	396	55	6,342
Net increase (decrease) in assets derived from principal transactions	558	396	55	6,342
Total increase (decrease) in net assets	619	450	61	6,775
Net assets at December 31, 2004	619	450	61	6,775
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(4)	5	4	450
Net realized gain (loss) on investments and capital gains distributions	43	48	21	9
Net unrealized appreciation (depreciation) during the year	4	2	-	(921)
Net increase (decrease) in net assets from operations	43	55	25	(462)
Changes from contract transactions:				
Total unit transactions	113	132	285	9,028
Net increase (decrease) in assets derived from principal transactions	113	132	285	9,028
Total increase (decrease) in net assets	156	187	310	8,566
Net assets at December 31, 2005	$ 775	$ 637	$ 371	$ 15,341

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	The Growth Fund of America® - Class R-3	The Growth Fund of America® - Class R-4	The Income Fund of America® - Class R-3	UBS U.S. Small Cap Growth Fund - Class A
Net assets at January 1, 2004	$ -	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	101	1	-
Net realized gain (loss) on investments and capital gains				
distributions	-	1	1	1
Net unrealized appreciation (depreciation) during the year	85	3,538	5	5
Net increase (decrease) in net assets from operations	85	3,640	7	6
Changes from contract transactions:				
Total unit transactions	1,235	47,701	103	42
Net increase (decrease) in assets derived from				
principal transactions	1,235	47,701	103	42
Total increase (decrease) in net assets	1,320	51,341	110	48
Net assets at December 31, 2004	1,320	51,341	110	48
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(2)	9	5	-
Net realized gain (loss) on investments and capital gains				
distributions	47	1,791	10	3
Net unrealized appreciation (depreciation) during the year	323	14,129	(9)	1
Net increase (decrease) in net assets from operations	368	15,929	6	4
Changes from contract transactions:				
Total unit transactions	2,206	77,860	179	21
Net increase (decrease) in assets derived from				
principal transactions	2,206	77,860	179	21
Total increase (decrease) in net assets	2,574	93,789	185	25
Net assets at December 31, 2005	$ 3,894	$ 145,130	$ 295	$ 73

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Vanguard® 500 Index Fund - Investor Shares	Diversified Value Portfolio	Equity Income Portfolio	Small Company Growth Portfolio
Net assets at January 1, 2004	$ -	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	(1)	-
Net realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) during the year	(5)	-	17	-
Net increase (decrease) in net assets from operations	(5)	-	16	-
Changes from contract transactions:				
Total unit transactions	18	-	192	-
Net increase (decrease) in assets derived from principal transactions	18	-	192	-
Total increase (decrease) in net assets	13	-	208	-
Net assets at December 31, 2004	13	-	208	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	3	-
Net realized gain (loss) on investments and capital gains distributions	2	-	13	-
Net unrealized appreciation (depreciation) during the year	5	2	(8)	-
Net increase (decrease) in net assets from operations	7	2	8	-
Changes from contract transactions:				
Total unit transactions	(20)	61	24	-
Net increase (decrease) in assets derived from principal transactions	(20)	61	24	-
Total increase (decrease) in net assets	(13)	63	32	-
Net assets at December 31, 2005	$ -	$ 63	$ 240	$ -

The accompanying notes are an integral part of these financial statements.

124

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Wanger Select	Wanger U.S. Smaller Companies	Washington Mutual Investors Fund℠ - Class R-3	Washington Mutual Investors Fund℠ - Class R-4
Net assets at January 1, 2004	$ -	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(8)	(7)	5	124
Net realized gain (loss) on investments and capital gains distributions	205	(9)	10	299
Net unrealized appreciation (depreciation) during the year	90	236	54	1,462
Net increase (decrease) in net assets from operations	287	220	69	1,885
Changes from contract transactions:				
Total unit transactions	1,940	1,935	1,163	33,974
Net increase (decrease) in assets derived from principal transactions	1,940	1,935	1,163	33,974
Total increase (decrease) in net assets	2,227	2,155	1,232	35,859
Net assets at December 31, 2004	2,227	2,155	1,232	35,859
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(46)	(54)	16	518
Net realized gain (loss) on investments and capital gains distributions	203	52	37	982
Net unrealized appreciation (depreciation) during the year	428	627	(2)	248
Net increase (decrease) in net assets from operations	585	625	51	1,748
Changes from contract transactions:				
Total unit transactions	4,173	6,477	894	28,664
Net increase (decrease) in assets derived from principal transactions	4,173	6,477	894	28,664
Total increase (decrease) in net assets	4,758	7,102	945	30,412
Net assets at December 31, 2005	$ 6,985	$ 9,257	$ 2,177	$ 66,271

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

1.   **Organization**

ING Life Insurance and Annuity Company Variable Annuity Account C (the "Account") was established by ING Life Insurance and Annuity Company ("ILIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), an insurance holding company domiciled in the State of Delaware. ING AIH is an indirect wholly owned subsidiary of ING Groep, N.V., a global financial services holding company based in The Netherlands.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. ILIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed separate account, which is not part of the Account, as directed by the contractowners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business ILIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ILIAC. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ILIAC.

At December 31, 2005, the Account had 177 investment divisions (the "Divisions"), 81 of which invest in independently managed mutual funds and 96 of which invest in mutual funds managed by affiliates, either ING Investments, LLC, Directed Services, Inc., or ING Life Insurance and Annuity Company. The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts"). Investment Divisions with asset balances at December 31, 2005 and related Trusts are as follows:

AIM Growth Series:
    AIM Mid Cap Core Equity Fund - Class A*
    AIM Small Cap Growth Fund - Class A*
AIM Investment Funds:
    AIM Global Health Care Fund - Investor Class**
AIM Variable Insurance Funds:
    AIM V.I. Capital Appreciation Fund - Series I Shares
    AIM V.I. Core Equity Fund - Series I Shares
    AIM V.I. Growth Fund - Series I Shares
    AIM V.I. Premier Equity Fund - Series I Shares
AllianceBernstein Growth and Income Fund, Inc.:
    AllianceBernstein Growth and Income Fund - Class A*
AllianceBernstein Variable Products Series Fund, Inc.:
    AllianceBernstein VPSF Growth and Income
        Portfolio Class A*
Allianz Funds:
    Allianz NFJ Small-Cap Value Fund - Class A*
American Century Quantitative Equity Funds:
    American Century Income & Growth
        Fund - Advisor Class

American Funds®:
    American Balanced Fund® - Class R-3*
Ariel Investment Trust:
    Ariel Appreciation Fund*
    Ariel Fund*
Baron Funds Investment Trust:
    Baron Asset Fund*
    Baron Growth Fund
Calvert Variable Series, Inc:
    Calvert Social Balanced Portfolio
EuroPacific Growth Fund®:
    EuroPacific Growth Fund® - Class R-3*
    EuroPacific Growth Fund® - Class R-4*
Evergreen Special Values Fund:
    Evergreen Special Values Fund - Class A
Fidelity Advisor Series I:
    Fidelity® Advisor Mid Cap Fund - Class T*

Fidelity® Variable Insurance Products:
  Fidelity® VIP Asset Manager℠ Portfolio - Initial Class
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Equity-Income Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP High Income Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Initial Class
Franklin Mutual Series Fund, Inc.:
  Mutual Discovery Fund - Class R*
Franklin Strategic Series:
  Franklin Small-Mid Cap Growth Fund - Class A*
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
Hibernia Funds:
  Hibernia Mid Cap Equity Fund - Class A**
ING Equity Trust:
  ING Financial Services Fund - Class A*
  ING Real Estate Fund - Class A*
ING Funds Trust:
  ING GNMA Income Fund - Class A*
  ING Intermediate Bond Fund - Class A*
ING GET Fund:
  ING GET Fund - Series L
  ING GET Fund - Series Q
  ING GET Fund - Series S
ING Investors Trust:
  ING AllianceBernstein Mid Cap Growth
    Portfolio - Service Class**
  ING Evergreen Health Sciences Portfolio - Class S**
  ING FMR℠ Diversified Mid Cap
    Portfolio - Service Class**
  ING JPMorgan Emerging Markets Equity
    Portfolio - Institutional Class**
  ING JPMorgan Emerging Markets Equity
    Portfolio - Service Class**
  ING JPMorgan Small Cap Equity
    Portfolio - Service Class**
  ING Julius Baer Foreign Portfolio - Service Class*
  ING Legg Mason Value Portfolio - Service Class**
  ING Marsico Growth Portfolio - Service Class**
  ING Marsico International Opportunities
    Portfolio - Service Class**
  ING MFS Total Return Portfolio - Service Class
  ING MFS Utilities Portfolio - Service Class**
  ING Oppenheimer Main Street
    Portfolio® - Service Class**
  ING PIMCO High Yield Portfolio - Service Class**
  ING Stock Index Portfolio - Institutional Class**
  ING T. Rowe Price Capital Appreciation
    Portfolio - Service Class**
  ING T. Rowe Price Equity Income
    Portfolio - Service Class
  ING Van Kampen Growth and Income
    Portfolio - Service Class**

ING Mutual Funds:
  ING International Fund - Class Q**
  ING International SmallCap Fund - Class A**
ING Partners, Inc.:
  ING American Century Large Company Value
    Portfolio - Service Class
  ING American Century Select Portfolio - Initial Class**
  ING American Century Select Portfolio - Service Class
  ING American Century Small Cap Value
    Portfolio - Service Class
  ING Baron Small Cap Growth Portfolio - Service Class
  ING Davis Venture Value Portfolio - Service Class
  ING Fundamental Research Portfolio - Service Class
  ING Goldman Sachs® Capital Growth
    Portfolio - Service Class
  ING JPMorgan Fleming International
    Portfolio - Initial Class
  ING JPMorgan Fleming International
    Portfolio - Service Class**
  ING JPMorgan Mid Cap Value Portfolio - Service Class
  ING MFS Capital Opportunities Portfolio - Initial Class
  ING OpCap Balanced Value Portfolio - Service Class
  ING Oppenheimer Global Portfolio - Initial Class**
  ING Oppenheimer Global Portfolio - Service Class
  ING Oppenheimer Strategic Income
    Portfolio - Initial Class**
  ING PIMCO Total Return Portfolio - Service Class
  ING Salomon Brothers Aggressive Growth
    Portfolio - Initial Class
  ING Salomon Brothers Aggressive Growth
    Portfolio - Service Class*
  ING Salomon Brothers Large Cap Growth
    Portfolio - Initial Class**
  ING Solution 2015 Portfolio - Adviser Class**
  ING Solution 2015 Portfolio - Service Class**
  ING Solution 2025 Portfolio - Adviser Class**
  ING Solution 2025 Portfolio - Service Class**
  ING Solution 2035 Portfolio - Adviser Class**
  ING Solution 2035 Portfolio - Service Class**
  ING Solution 2045 Portfolio - Adviser Class**
  ING Solution 2045 Portfolio - Service Class**
  ING Solution Income Portfolio - Adviser Class**
  ING Solution Income Portfolio - Service Class**
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Initial Class**
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Service Class
  ING T. Rowe Price Growth Equity
    Portfolio - Initial Class
  ING T. Rowe Price Growth Equity
    Portfolio - Service Class*
  ING UBS U.S. Large Cap Equity Portfolio - Initial Class
  ING Van Kampen Comstock Portfolio - Service Class
  ING Van Kampen Equity and Income
    Portfolio - Initial Class**
  ING Van Kampen Equity and Income
    Portfolio - Service Class

ING Strategic Allocation Portfolio, Inc.:
    ING VP Strategic Allocation Balanced
        Portfolio - Class I
    ING VP Strategic Allocation Growth Portfolio - Class I
    ING VP Strategic Allocation Income Portfolio - Class I
ING Variable Funds:
    ING VP Growth and Income Portfolio - Class I
ING Variable Insurance Trust:
    ING GET U.S. Core Portfolio - Series 1
    ING GET U.S. Core Portfolio - Series 2
    ING GET U.S. Core Portfolio - Series 3
    ING GET U.S. Core Portfolio - Series 5*
    ING GET U.S. Core Portfolio - Series 6*
    ING GET U.S. Core Portfolio - Series 7*
    ING GET U.S. Core Portfolio - Series 8**
    ING GET U.S. Core Portfolio - Series 9**
    ING GET U.S. Core Portfolio - Series 10**
    ING GET U.S. Core Portfolio - Series 11**
ING Variable Portfolios, Inc.:
    ING VP Global Science and Technology
        Portfolio - Class I
    ING VP Growth Portfolio - Class I
    ING VP Index Plus LargeCap Portfolio - Class I
    ING VP Index Plus MidCap Portfolio - Class I
    ING VP Index Plus SmallCap Portfolio - Class I
    ING VP International Equity Portfolio - Class I
    ING VP Small Company Portfolio - Class I
    ING VP Value Opportunity Portfolio - Class I
ING Variable Products Trust:
    ING VP Financial Services Portfolio - Class I*
    ING VP International Value Portfolio - Class I
    ING VP MidCap Opportunities Portfolio - Class I
    ING VP Real Estate Portfolio - Class I*
    ING VP SmallCap Opportunities Portfolio - Class I
ING VP Balanced Portfolio, Inc.:
    ING VP Balanced Portfolio - Class I
ING VP Intermediate Bond Portfolio:
    ING VP Intermediate Bond Portfolio - Class I
ING VP Money Market Portfolio - Class I:
    ING VP Money Market Portfolio - Class I
ING VP Natural Resources Trust:
    ING VP Natural Resources Trust
Janus Adviser Series:
    Janus Adviser Series Balanced Fund - Class S*
Janus Aspen Series:
    Janus Aspen Series Balanced
        Portfolio - Institutional Shares
    Janus Aspen Series Flexible Bond
        Portfolio - Institutional Shares
    Janus Aspen Series Large Cap Growth
        Portfolio - Institutional Shares
    Janus Aspen Series Mid Cap Growth
        Portfolio - Institutional Shares
    Janus Aspen Series Worldwide Growth
        Portfolio - Institutional Shares
Legg Mason Value Trust, Inc.:
    Legg Mason Value Trust, Inc. - Primary Class**

Lord Abbett Affiliated Fund, Inc.:
    Lord Abbett Affiliated Fund - Class A*
Lord Abbett MidCap Value Fund, Inc.:
    Lord Abbett Mid-Cap Value Fund - Class A*
Lord Abbett Research Fund, Inc.:
    Lord Abbett Small-Cap Value Fund - Class A*
Lord Abbett Series Fund, Inc.:
    Lord Abbett Series Fund - Growth and Income
        Portfolio - Class VC
    Lord Abbett Series Fund - Mid-Cap Value
        Portfolio - Class VC
Massachusetts Investors Growth Stock Fund:
    Massachusetts Investors Growth Stock Fund - Class A*
MFS® Variable Insurance Trust^{SM}:
    MFS® Total Return Series - Initial Class
New Perspective Fund®, Inc.:
    New Perspective Fund® - Class R-3*
    New Perspective Fund® - Class R-4*
Oppenheimer Capital Appreciation Fund:
    Oppenheimer Capital Appreciation Fund - Class A*
Oppenheimer Developing Markets Fund:
    Oppenheimer Developing Markets Fund - Class A
Oppenheimer Global Fund:
    Oppenheimer Global Fund - Class A*
Oppenheimer Main Street Fund®, Inc.:
    Oppenheimer Main Street Fund® - Class A*
Oppenheimer Variable Account Funds:
    Oppenheimer Aggressive Growth Fund/VA
    Oppenheimer Global Securities Fund/VA
    Oppenheimer Main Street Fund®/VA
    Oppenheimer Main Street Small Cap Fund®/VA*
    Oppenheimer Strategic Bond Fund/VA
Pax World Balanced Fund, Inc.:
    Pax World Balanced Fund
PIMCO Variable Insurance Trust:
    PIMCO Real Return Portfolio - Admin Class*
Pioneer Fund:
    Pioneer Fund - Class A*
Pioneer High Yield Fund:
    Pioneer High Yield Fund - Class A*
Pioneer Variable Contracts Trust:
    Pioneer Equity Income VCT Portfolio - Class I
    Pioneer Fund VCT Portfolio - Class I
    Pioneer High Yield VCT Portfolio - Class I*
    Pioneer Mid Cap Value VCT Portfolio - Class I
Scudder Equity 500 Index Fund:
    Scudder Equity 500 Index Fund – Investment*
T. Rowe Price Mid-Cap Value Fund, Inc.:
    T. Rowe Price Mid-Cap Value Fund - R Class*
Templeton Funds, Inc.:
    Templeton Foreign Fund - Class A*
Templeton Growth Fund, Inc.:
    Templeton Growth Fund, Inc. - Class A*
Templeton Income Trust:
    Templeton Global Bond Fund - Class A*

The Growth Fund of America®, Inc.:
   The Growth Fund of America® - Class R-3*
   The Growth Fund of America® - Class R-4*
The Income Fund of America®, Inc.:
   The Income Fund of America® - Class R-3*
The UBS Funds:
   UBS U.S. Small Cap Growth Fund - Class A*
Vanguard® Variable Insurance Fund:
   Diversified Value Portfolio**
   Equity Income Portfolio*
   Small Company Growth Portfolio**

Wanger Advisors Trust:
   Wanger Select*
   Wanger U.S. Smaller Companies*
Washington Mutual Investors Fund^{SM} Inc.:
   Washington Mutual Investors Fund^{SM} - Class R-3*
   Washington Mutual Investors Fund^{SM} - Class R-4*

*   Division added in 2004
** Division added in 2005

The names of certain Divisions were changed during 2005. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
Allianz Funds:	PIMCO Funds:
Allianz NFJ Small-Cap Value Fund - Class A	PIMCO NFJ Small-Cap Value Fund - Class A
ING Partners, Inc.:	ING Partners, Inc.:

ING American Century Large Company Value
     Portfolio - Service Class
	ING Salomon Brothers Investors Value
	     Portfolio - Service Class

ING Davis Venture Value Portfolio - Service Class	ING Salomon Brothers Fundamental Value Portfolio - Service Class
ING Fundamental Research Portfolio - Service Class	ING Aeltus Enhanced Index Portfolio - Service Class
Janus Adviser Series:	Janus Adviser Series:
Janus Adviser Series Balanced Fund - Class S	Janus Adviser Series Balanced Fund - Class I
Janus Aspen Series:	Janus Aspen Series:

Janus Aspen Series Large Cap Growth
     Portfolio - Institutional Shares
	Janus Aspen Series Growth
	     Portfolio - Institutional Shares

During 2005, the following Divisions were closed to contractowners:

AIM Health Sciences Fund - Investor Class
ING GET Fund - Series H
ING GET Fund - Series I
ING GET Fund - Series J
ING GET Fund - Series K
ING VP Emerging Markets Fund
ING VP MagnaCap Portfolio - Class I
Janus Aspen Series Capital Appreciation Portfolio - Service Shares
Janus Twenty Fund
Moderate Allocation Portfolio
Vanguard® 500 Index Fund - Investor Shares

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

The following Divisions were offered during 2005, but had no investments as of December 31, 2005:

AIM Charter Fund - Class A
AIM Constellation Fund - Class A
AIM Dynamics Fund - Investor Class
AIM Income Fund - Class A
AIM Premier Equity Fund - Class A
AIM V.I. Capital Appreciation Fund - Series II Shares
AIM V.I. Core Equity Fund - Series II Shares
AIM V.I. Premier Equity Fund - Series II Shares
AIM Weingarten Fund - Class A
American Century Ultra® Fund - Advisor Class
Calvert Capital Accumulation Fund - Class A
Citizens Core Growth Fund - Administrative Shares
Citizens Emerging Growth Fund - Administrative Shares
Citizens Global Equity Fund - Administrative Shares
Fidelity® Advisor Balanced Fund - Class T
Fidelity® Advisor Equity Growth Fund - Class T
Fidelity® Advisor Equity Income Fund - Class T
Fidelity® Advisor Growth Opportunities Fund - Class T
Fidelity® VIP Contrafund® Portfolio - Initial Class
Fidelity® VIP Contrafund® Portfolio - Service Class 2
Fidelity® VIP Equity-Income Portfolio - Service Class 2
Fidelity® VIP Growth Portfolio - Service Class 2
Fidelity® VIP Mid Cap Portfolio - Initial Class
Franklin Balance Sheet Investment Fund - Class A
Goldman Sachs Capital Growth Fund - Class A
Goldman Sachs International Equity Fund - Class A
ING Aeltus Money Market Fund - Class A
ING American Century Large Company Value
    Portfolio - Adviser Class
ING American Century Select Portfolio - Adviser Class
ING American Century Small Cap Value
    Portfolio - Adviser Class
ING Balanced Fund - Class A
ING Baron Small Cap Growth Portfolio - Adviser Class
ING Equity Income Fund - Class A
ING Evergreen Omega Portfolio - Institutional Class
ING FMR℠ Earnings Growth
    Portfolio - Institutional Class
ING Fundamental Research Portfolio - Adviser Class
ING Global Science and Technology Fund - Class A
ING Global Value Choice Fund - Class A
ING Goldman Sachs® Core Equity
    Portfolio - Adviser Class
ING Growth Fund - Class A
ING Index Plus LargeCap Fund - Class A
ING Index Plus MidCap Fund - Class A
ING Index Plus SmallCap Fund - Class A
ING International Growth Fund - Class A
ING International Value Fund - Class A
ING JPMorgan Emerging Markets Equity
    Portfolio - Adviser Class
ING JPMorgan Fleming International
    Portfolio - Adviser Class
ING JPMorgan Mid Cap Value Portfolio - Adviser Class

ING Julius Baer Foreign Portfolio - Institutional Class
ING LargeCap Growth Fund - Class A
ING Legg Mason Value Portfolio - Institutional Class
ING MFS Capital Opportunities
    Portfolio - Adviser Class
ING MFS Capital Opportunities
    Portfolio - Service Class
ING MFS Total Return Portfolio - Adviser Class
ING Oppenheimer Global Portfolio - Adviser Class
ING Oppenheimer Strategic Income
    Portfolio - Adviser Class
ING Oppenheimer Strategic Income
    Portfolio - Service Class
ING PIMCO Total Return Portfolio - Adviser Class
ING Pioneer Fund Portfolio - Institutional Class
ING Salomon Brothers Aggressive Growth
    Portfolio - Adviser Class
ING Salomon Brothers Large Cap Growth
    Portfolio - Adviser Class
ING Salomon Brothers Large Cap Growth
    Portfolio - Service Class
ING Small Company Fund - Class A
ING SmallCap Opportunities Fund - Class A
ING Strategic Allocation Balanced Fund - Class A
ING Strategic Allocation Growth Fund - Class A
ING Strategic Allocation Income Fund - Class A
ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Adviser Class
ING T. Rowe Price Equity Income
    Portfolio - Adviser Class
ING T. Rowe Price Growth Equity
    Portfolio - Adviser Class
ING UBS U.S. Large Cap Equity
    Portfolio - Service Class
ING Van Kampen Comstock Portfolio - Adviser Class
ING Van Kampen Comstock Portfolio - Initial Class
ING Van Kampen Equity and Income
    Portfolio - Adviser Class
ING VP Global Science and Technology
    Portfolio - Class S
ING VP Growth Portfolio - Class S
ING VP Index Plus LargeCap Portfolio - Class S
ING VP Index Plus MidCap Portfolio - Class S
ING VP Index Plus SmallCap Portfolio - Class S
ING VP International Equity Portfolio - Class S
ING VP International Value Portfolio - Class S
ING VP MidCap Opportunities Portfolio - Class S
ING VP Small Company Portfolio - Class S
ING VP SmallCap Opportunities Portfolio - Class S
ING VP Value Opportunity Portfolio - Class S
Janus Adviser Series Flexible Bond Fund - Class S
Janus Adviser Series Forty Fund - Class S
Janus Adviser Series Large Cap Growth Fund - Class S
Janus Adviser Series Mid Cap Growth Fund - Class S

Janus Adviser Series Worldwide Fund - Class S	MFS® Total Return Fund - Class A
Jennison Equity Opportunity Fund - Class A	Oppenheimer Capital Income Fund - Class A
Jennison Growth Fund - Class A	Oppenheimer Core Bond Fund - Class A
Lazard Emerging Markets Portfolio - Open Shares	Oppenheimer High Yield Fund - Class A
Lazard International Equity Portfolio - Open Shares	Pioneer Equity Income Fund - Class A
Lazard Small Cap Portfolio - Open Shares	Pioneer Equity-Income VCT Portfolio - Class II
Legg Mason Special Investment	Pioneer Fund VCT Portfolio - Class II
Trust, Inc. - Primary Class	Pioneer Growth Shares - Class A
LKCM Aquinas Growth Fund	Pioneer Mid Cap Value VCT Portfolio - Class II
MFS® Capital Opportunities Fund - Class A	T. Rowe Price Science and Technology
MFS® Emerging Growth Fund - Class A	Fund - Advisor Class
MFS® Global Equity Fund - Class A	T. Rowe Price Value Fund - Advisor Class
MFS® Research Fund - Class A	The Growth Fund of America® - Class A

2.   Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments are made in shares of a Fund and are recorded at fair value, determined by the net asset value per share of the respective Fund. Investment transactions in each Fund are recorded on the trade date. Distributions of net investment income and capital gains from each Fund are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Fund are determined on a first-in, first-out basis. The difference between cost and current market value on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of ILIAC, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the contractowners are excluded in the determination of the federal income tax liability of ILIAC.

Contractowner Reserves

Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts. The annuity reserves of the Company are represented by net assets on the Statement of Assets and Liabilities and are equal to the aggregate account values of the contractowners invested in the Account Divisions. Net assets allocated to contracts in the payout period are computed according to the 1983a Individual Annuitant Mortality Table. The assumed investment return is 3.5% unless the contractowner elects otherwise, in which case the rate may vary from 3.5% to 7%, as regulated by the laws of the respective states. The mortality risk is fully borne by ILIAC and may result in additional amounts being transferred into the Account by ILIAC to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

Reclassifications

Certain reclassifications have been made to prior year financial information to conform to the current year classifications.

3.   **Charges and Fees**

Under the terms of the Contracts, certain charges are allocated to the Contracts to cover ILIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

Mortality and Expense Risk Charges

ILIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.50% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contract.

Administrative Charges

A daily charge at an annual rate of up to 0.25% of the assets attributable to the Contracts is deducted, as specified in the Contract, for administrative charges related to the Account.

Contract Maintenance Charges

For certain Contracts, an annual Contract maintenance fee of up to $30 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge is imposed as a percentage of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken, and currently ranges up to 7%, as specified in the Contract.

Premium Taxes

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depends on the contractowner's state of residence and currently ranges up to 4.0% of premiums.

Other Contract Charges

For certain Contracts, an additional annual charge of 1.0% is deducted daily from the accumulation value of Contracts for contractowners who select the Five-Year Guaranteed Minimum Income feature.

4.   Related Party Transactions

During the year ended December 31, 2005, management and service fees were paid indirectly to ING Investments, LLC, an affiliate of the Company, in its capacity as investment adviser to the ING Equity Trust, ING GET Fund, ING Series Fund, Inc., ING VP Intermediate Bond Portfolio, ING VP Money Market Portfolio, ING VP Balanced Portfolio, Inc., ING Strategic Allocation Portfolios, Inc., ING Variable Funds, ING Variable Insurance Trust, ING Variable Portfolios, Inc., and ING VP Natural Resources Trust. The annual fee rate ranged from 0.25% to 1.00% of the average net assets of each respective Fund or Fund of the Trust.

In addition, management fees were paid to ILIAC in its capacity as investment adviser to ING Partners, Inc. The annual fee rate ranged from 0.10% to 1.00% of the average net assets of each respective Fund of the Trust.

Management fees were also paid indirectly to Directed Services, Inc., an affiliate of the Company, in its capacity as investment manager to ING Investors Trust. The Fund's advisory agreement provided for a fee at an annual rate ranging from 0.26% to 1.25% of the average net assets of each respective Portfolio.

5.   **Fund of Funds**

The Account had one Lifestyle Fund, "Moderate Allocation Portfolio" at December 31, 2004 which invested in other Divisions of the Account, as well as in fixed interest divisions, which are not part of the Account. As of December 31, 2005 the fund was closed to contractowners and had no net assets.

6.   Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follow:

	Year ended December 31			
	2005		2004	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
AIM Growth Series:				
AIM Mid Cap Core Equity Fund - Class A	$ 73	$ 81	$ 197	$ 3
AIM Small Cap Growth Fund - Class A	10	2	-	-
AIM Investment Funds:				
AIM Global Health Care Fund - Investor Class	67	1	-	-
AIM Sector Funds:				
AIM Health Sciences Fund - Investor Class	34	56	19	-
AIM Variable Insurance Funds:				
AIM V.I. Capital Appreciation Fund - Series I Shares	1,852	4,568	1,654	2,937
AIM V.I. Core Equity Fund - Series I Shares	1,610	9,287	2,162	9,311
AIM V.I. Growth Fund - Series I Shares	1,413	3,513	2,126	2,899
AIM V.I. Premier Equity Fund - Series I Shares	944	4,403	1,643	4,004
Alliance Bernstein Growth and Income Fund, Inc.:				
AllianceBernstein Growth and Income Fund - Class A	19	1	20	-
Alliance Bernstein Variable Products Series Fund, Inc.:				
AllianceBernstein VPSF Growth and Income Portfolio Class A	213	10	57	9
Allianz Funds:				
Allianz NFJ Small-Cap Value Fund - Class A	367	15	48	-
American Century Quantitative Equity Funds:				
American Century Income & Growth Fund - Advisor Class	2,172	886	2,231	701
American Funds®:				
American Balanced Fund® - Class R-3	2,545	136	1,273	33
Ariel Investment Trust:				
Ariel Appreciation Fund	227	19	184	3
Ariel Fund	449	35	148	1
Baron Funds Investment Trust:				
Baron Asset Fund	268	16	130	1
Baron Growth Fund	769	132	351	1
Calvert Variable Series, Inc.:				
Calvert Social Balanced Portfolio	8,974	10,949	9,157	7,544
EuroPacific Growth Fund®:				
EuroPacific Growth Fund® - Class R-3	584	36	524	25
EuroPacific Growth Fund® - Class R-4	42,048	2,379	17,240	2,246
Evergreen Special Values Fund:				
Evergreen Special Values Fund - Class A	33,472	3,597	28,102	1,963
Fidelity® Advisor Series I:				
Fidelity® Advisor Mid Cap Fund - Class T	205	18	385	5

	Year ended December 31			
	2005		2004	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
Fidelity® Variable Insurance Products:				
Fidelity® VIP Asset Manager℠ Portfolio - Initial Class	$ 1,284	$ 3,160	$ 4,627	$ 6,533
Fidelity® VIP Contrafund® Portfolio - Initial Class	150,739	23,125	107,499	21,985
Fidelity® VIP Equity-Income Portfolio - Initial Class	39,164	44,472	57,164	14,598
Fidelity® VIP Growth Portfolio - Initial Class	7,925	71,418	21,802	34,986
Fidelity® VIP High Income Portfolio - Initial Class	10,475	9,011	5,887	7,888
Fidelity® VIP Index 500 Portfolio - Initial Class	8,157	11,676	11,965	5,993
Fidelity® VIP Overseas Portfolio - Initial Class	18,623	21,649	26,271	19,814
Franklin Mutual Series Fund, Inc.:				
Mutual Discovery Fund - Class R	474	14	168	1
Franklin Strategic Series:				
Franklin Small-Mid Cap Growth Fund - Class A	264	38	62	-
Franklin Templeton Variable Insurance Products Trust:				
Franklin Small Cap Value Securities Fund - Class 2	26,772	9,218	35,727	8,457
Hibernia Funds:				
Hibernia Mid Cap Equity Fund - Class A	7,118	7,096	-	-
ING Equity Trust:				
ING Financial Services Fund - Class A	42	-	14	5
ING Real Estate Fund - Class A	784	123	264	1
ING Funds Trust:				
ING GNMA Income Fund - Class A	414	93	533	128
ING Intermediate Bond Fund - Class A	415	111	540	4
ING GET Fund:				
ING GET Fund - Series H	657	13,537	837	5,364
ING GET Fund - Series I	39	778	36	332
ING GET Fund - Series J	25	356	16	38
ING GET Fund - Series K	95	1,375	57	397
ING GET Fund - Series L	24	82	36	359
ING GET Fund - Series Q	202	759	150	614
ING GET Fund - Series S	1,405	10,017	1,379	9,609
ING Investors Trust:				
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	1,427	319	-	-
ING Evergreen Health Sciences Portfolio - Class S	1,596	163	-	-
ING FMR℠ Diversified Mid Cap Portfolio - Service Class	7,206	2,811	-	-
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	17,464	1,993	-	-
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	8,314	2,167	-	-
ING JPMorgan Small Cap Equity Portfolio - Service Class	335	54	-	-
ING Julius Baer Foreign Portfolio - Service Class	11,130	4,039	2,216	929
ING Legg Mason Value Portfolio - Service Class	1,653	13	-	-
ING Marsico Growth Portfolio - Service Class	1,172	55	-	-
ING Marsico International Opportunities Portfolio - Service Class	1,703	473	-	-

| | Year ended December 31 | | | |
| | 2005 | | 2004 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Investors Trust (continued):				
ING MFS Total Return Portfolio - Service Class	$ 17,371	$ 4,100	$ 19,854	$ 716
ING MFS Utilities Portfolio - Service Class	1,501	302	-	-
ING Oppenheimer Main Street Portfolio® - Service Class	208	2	-	-
ING PIMCO High Yield Portfolio - Service Class	4,307	2,885	-	-
ING Stock Index Portfolio - Institutional Class	24,638	1,885	-	-
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	18,748	14	-	-
ING T. Rowe Price Equity Income Portfolio - Service Class	26,141	1,792	26,224	805
ING Van Kampen Growth and Income Portfolio - Service Class	8,256	-	-	-
ING Mutual Funds:				
ING International Fund - Class Q	2	-	-	-
ING International SmallCap Fund - Class A	284	50	-	-
ING Partners, Inc.:				
ING American Century Large Company Value Portfolio - Service Class	616	1,961	3,414	2,078
ING American Century Select Portfolio - Initial Class	172,434	27,207	-	-
ING American Century Select Portfolio - Service Class	241	2,162	2,189	2,382
ING American Century Small Cap Value Portfolio - Service Class	9,722	2,504	20,538	3,062
ING Baron Small Cap Growth Portfolio - Service Class	26,656	10,987	39,264	5,510
ING Davis Venture Value Portfolio - Service Class	743	3,997	3,462	3,271
ING Fundamental Research Portfolio - Service Class	473	541	2,645	2,038
ING Goldman Sachs® Capital Growth Portfolio - Service Class	775	308	761	204
ING JPMorgan Fleming International Portfolio - Initial Class	24,688	35,386	27,535	36,640
ING JPMorgan Fleming International Portfolio - Service Class	3	-	-	-
ING JPMorgan Mid Cap Value Portfolio - Service Class	15,265	5,322	10,789	1,764
ING MFS Capital Opportunities Portfolio - Initial Class	6,758	31,928	3,975	28,297
ING OpCap Balanced Value Portfolio - Service Class	1,335	5,590	11,582	1,728
ING Oppenheimer Global Portfolio - Initial Class	815,706	67,337	-	-
ING Oppenheimer Global Portfolio - Service Class	1,670	3,745	2,922	2,188
ING Oppenheimer Strategic Income Portfolio - Initial Class	134,851	18,339	-	-
ING PIMCO Total Return Portfolio - Service Class	29,037	17,327	23,537	12,278
ING Salomon Brothers Aggressive Growth Portfolio - Initial Class	8,281	44,354	8,616	40,713
ING Salomon Brothers Aggressive Growth Portfolio - Service Class	17	1	89	74
ING Salomon Brothers Large Cap Growth Portfolio - Initial Class	4,730	803	-	-
ING Solution 2015 Portfolio - Adviser Class	452	15	-	-
ING Solution 2015 Portfolio - Service Class	2,058	129	-	-
ING Solution 2025 Portfolio - Adviser Class	264	-	-	-
ING Solution 2025 Portfolio - Service Class	1,880	18	-	-
ING Solution 2035 Portfolio - Adviser Class	435	2	-	-
ING Solution 2035 Portfolio - Service Class	1,150	9	-	-

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

| | Year ended December 31 | | | |
| | 2005 | | 2004 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Partners, Inc. (continued):				
ING Solution 2045 Portfolio - Adviser Class	$ 255	$ -	$ -	$ -
ING Solution 2045 Portfolio - Service Class	923	366	-	-
ING Solution Income Portfolio - Adviser Class	43	3	-	-
ING Solution Income Portfolio - Service Class	339	4	-	-
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	414,839	46,638	-	17
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	958	9,688	5,699	6,093
ING T. Rowe Price Growth Equity Portfolio - Initial Class	14,955	39,142	34,665	15,692
ING T. Rowe Price Growth Equity Portfolio - Service Class	327	125	199	-
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	8,289	19,867	6,956	16,324
ING Van Kampen Comstock Portfolio - Service Class	36,332	9,633	37,045	5,632
ING Van Kampen Equity and Income Portfolio - Initial Class	336,044	21,761	-	-
ING Van Kampen Equity and Income Portfolio - Service Class	4,026	6,314	1,803	505
ING Strategic Allocation Portfolios, Inc.:				
ING VP Strategic Allocation Balanced Portfolio - Class I	12,839	12,121	14,729	8,228
ING VP Strategic Allocation Growth Portfolio - Class I	8,215	12,480	11,072	7,100
ING VP Strategic Allocation Income Portfolio - Class I	15,080	13,050	12,768	12,208
ING Variable Funds:				
ING VP Growth and Income Portfolio - Class I	26,103	365,769	95,716	345,382
ING Variable Insurance Trust:				
ING GET U.S. Core Portfolio - Series 1	105	809	17	229
ING GET U.S. Core Portfolio - Series 2	792	7,686	163	2,768
ING GET U.S. Core Portfolio - Series 3	1,719	16,800	72,277	20,035
ING GET U.S. Core Portfolio - Series 5	17	66	673	14
ING GET U.S. Core Portfolio - Series 6	556	1,657	6,826	1,290
ING GET U.S. Core Portfolio - Series 7	482	645	4,344	330
ING GET U.S. Core Portfolio - Series 8	1,871	353	-	-
ING GET U.S. Core Portfolio - Series 9	276	57	-	-
ING GET U.S. Core Portfolio - Series 10	108	1	-	-
ING GET U.S. Core Portfolio - Series 11	80	-	-	-
ING Variable Portfolios, Inc.:				
ING VP Global Science and Technology Portfolio - Class I	9,865	13,869	12,570	17,824
ING VP Growth Portfolio - Class I	2,954	20,048	5,054	16,997
ING VP Index Plus LargeCap Portfolio - Class I	22,393	73,381	60,182	49,503
ING VP Index Plus MidCap Portfolio - Class I	62,740	20,754	85,765	5,148
ING VP Index Plus SmallCap Portfolio - Class I	36,307	16,089	45,854	6,578
ING VP International Equity Portfolio - Class I	11,254	10,878	10,372	9,942
ING VP Small Company Portfolio - Class I	12,981	42,294	14,104	27,514
ING VP Value Opportunity Portfolio - Class I	11,867	28,815	6,785	39,511

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

| | Year ended December 31 | | | |
| | 2005 | | 2004 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Variable Products Trust:				
ING VP Financial Services Portfolio - Class I	$ 1,022	$ 470	$ 199	$ 18
ING VP International Value Portfolio - Class I	34,818	16,031	28,395	9,954
ING VP MagnaCap Portfolio - Class I	4,004	5,694	574	513
ING VP MidCap Opportunities Portfolio - Class I	914	1,685	3,343	2,444
ING VP Real Estate Portfolio - Class I	22,323	6,446	24,030	124
ING VP SmallCap Opportunities Portfolio - Class I	4,749	4,288	2,250	2,865
ING VP Balanced Portfolio - Class I:				
ING VP Balanced Portfolio - Class I	33,130	99,210	37,540	51,777
ING VP Emerging Markets Fund:				
ING VP Emerging Markets Fund	20,710	34,400	14,135	13,341
ING VP Intermediate Bond Portfolio:				
ING VP Intermediate Bond Portfolio - Class I	61,080	58,882	125,882	96,548
ING VP Money Market Portfolio - Class I:				
ING VP Money Market Portfolio - Class I	76,707	86,828	70,314	110,686
ING VP Natural Resources Trust:				
ING VP Natural Resources Trust	40,080	14,225	10,592	5,600
Janus Adviser Series:				
Janus Adviser Series Balanced Fund - Class S	-	-	-	-
Janus Aspen Series:				
Janus Aspen Series Balanced Portfolio - Institutional Shares	1,674	346,487	18,989	68,491
Janus Aspen Series Capital Appreciation Portfolio - Service Shares	779	3,859	645	1,091
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	1,399	79,337	13,791	23,472
Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares	2,985	190,109	6,738	54,520
Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares	436	429,358	6,887	91,489
Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares	3,249	416,240	15,748	139,377
Janus Twenty Fund:				
Janus Twenty Fund	23	682	98	70
Legg Mason Value Trust, Inc.:				
Legg Mason Value Trust, Inc. - Primary Class	1,191	13	-	-
Lord Abbett Affiliated Fund, Inc.:				
Lord Abbett Affiliated Fund - Class A	635	92	211	-
Lord Abbett MidCap Value Fund, Inc.:				
Lord Abbett Mid-Cap Value Fund - Class A	577	39	270	1
Lord Abbett Research Fund, Inc.:				
Lord Abbett Small-Cap Value Fund - Class A	465	26	525	9
Lord Abbett Series Fund, Inc.:				
Lord Abbett Series Fund - Growth and Income Portfolio - Class VC	26,335	9,003	50,385	580
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	54,636	5,406	57,843	2,780

	Year ended December 31			
	2005		2004	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
Massachusetts Investors Growth Stock Fund:				
Massachusetts Investors Growth Stock Fund - Class A	$ 274	$ 52	$ 164	$ -
MFS® Variable Insurance Trust℠:				
MFS® Total Return Series - Initial Class	20,517	10,187	14,888	4,409
Moderate Allocation Portfolio:				
Moderate Allocation Portfolio	1	1	1	1
New Perspective Fund®, Inc.:				
New Perspective Fund® - Class R-3	283	15	189	1
New Perspective Fund® - Class R-4	15,811	3,213	7,868	15
Oppenheimer Capital Appreciation Fund:				
Oppenheimer Capital Appreciation Fund - Class A	105	20	203	1
Oppenheimer Developing Markets Fund:				
Oppenheimer Developing Markets Fund - Class A	68,513	13,663	33,022	7,521
Oppenheimer Global Fund:				
Oppenheimer Global Fund - Class A	46	3	4	-
Oppenheimer Main Street Fund®, Inc.:				
Oppenheimer Main Street Fund® - Class A	12	4	12	-
Oppenheimer Variable Account Funds:				
Oppenheimer Aggressive Growth Fund/VA	-	1	-	1
Oppenheimer Global Securities Fund/VA	25,715	406,580	111,120	10,604
Oppenheimer Main Street Fund®/VA	1	5	13	5
Oppenheimer Main Street Small Cap Fund®/VA	1,077	86	4	-
Oppenheimer Strategic Bond Fund/VA	8,480	52,563	21,163	8,379
Pax World Balanced Fund, Inc.:				
Pax World Balanced Fund	40,205	3,803	14,148	2,458
PIMCO Variable Insurance Trust:				
PIMCO Real Return Portfolio - Admin Class	16,629	2,910	12,094	2,557
Pioneer Fund:				
Pioneer Fund - Class A	25	2	1	-
Pioneer High Yield Fund:				
Pioneer High Yield Fund - Class A	433	85	438	-
Pioneer Variable Contracts Trust:				
Pioneer Equity Income VCT Portfolio - Class I	42,650	2,739	17,956	2,903
Pioneer Fund VCT Portfolio - Class I	2,433	678	1,317	459
Pioneer High Yield VCT Portfolio - Class I	4,236	1,368	9,849	5,505
Pioneer Mid Cap Value VCT Portfolio - Class I	35,675	8,916	32,841	1,225
Scudder Equity 500 Index Fund:				
Scudder Equity 500 Index Fund - Investment	66	2	2	-
T. Rowe Price Mid-Cap Value Fund, Inc.:				
T. Rowe Price Mid-Cap Value Fund - R Class	228	81	605	13
Templeton Funds, Inc.				
Templeton Foreign Fund - Class A	282	114	404	1

	Year ended December 31			
	2005		**2004**	
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in thousands)			
Templeton Growth Fund, Inc.:				
Templeton Growth Fund, Inc. - Class A	$ 335	$ 27	$ 60	$ 2
Templeton Income Trust:				
Templeton Global Bond Fund - Class A	15,950	6,471	6,516	117
The Growth Fund of America®, Inc.:				
The Growth Fund of America® - Class R-3	2,371	138	1,249	14
The Growth Fund of America® - Class R-4	86,087	7,175	47,831	29
The Income Fund of America®, Inc:				
The Income Fund of America® - Class R-3	242	51	105	-
THE UBS Funds:				
UBS U.S. Small Cap Growth Fund - Class A	25	1	48	5
Vanguard® Index Funds:				
Vanguard® 500 Index Fund - Investor Shares	2	22	18	-
Vanguard® Variable Insurance Fund:				
Diversified Value Portfolio	61	-	-	-
Equity Income Portfolio	55	15	193	2
Small Company Growth Portfolio	-	-	-	-
Wanger Advisors Trust:				
Wanger Select	4,675	338	4,017	2,085
Wanger U.S. Smaller Companies	6,750	327	3,826	1,898
Washington Mutual Investors Fund^SM, Inc.:				
Washington Mutual Investors Fund^SM - Class R-3	1,078	138	1,189	11
Washington Mutual Investors Fund^SM - Class R-4	31,504	1,420	34,398	1

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

7.   Changes in Units

The changes in units outstanding were as follows:

| | **Year Ended December 31, 2005** | | | | | |
| | **2005** | | | **2004** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
AIM Growth Series:						
AIM Mid Cap Core Equity Fund - Class A	5,274	7,073	(1,799)	18,089	363	17,726
AIM Small Cap Growth Fund - Class A	828	159	669	2	-	2
AIM Investment Funds:						
AIM Global Health Care Fund - Investor Class	3,216	1,026	2,190	-	-	-
AIM Sector Funds:						
AIM Health Sciences Fund - Investor Class	3,384	5,505	(2,121)	2,121	-	2,121
AIM Variable Insurance Funds:						
AIM V.I. Capital Appreciation Fund - Series I Shares	657,564	938,403	(280,839)	742,209	869,850	(127,641)
AIM V.I. Core Equity Fund - Series I Shares	652,531	1,582,206	(929,675)	1,291,268	2,215,263	(923,995)
AIM V.I. Growth Fund - Series I Shares	641,539	979,129	(337,590)	1,145,485	1,259,825	(114,340)
AIM V.I. Premier Equity Fund - Series I Shares	583,392	1,036,124	(452,732)	751,710	1,080,717	(329,007)
Alliance Bernstein Growth and Income Fund, Inc.:						
AllianceBernstein Growth and Income Fund - Class A	4,757	3,013	1,744	2,045	-	2,045
Alliance Bernstein Variable Products Series Fund, Inc.:						
AllianceBernstein VPSF Growth and Income Portfolio Class A	25,397	7,513	17,884	5,250	825	4,425
Allianz Funds:						
Allianz NFJ Small-Cap Value Fund - Class A	30,481	4,480	26,001	4,379	1	4,378
American Century Quantitative Equity Funds:						
American Century Income & Growth Fund - Advisor Class	190,518	84,539	105,979	235,587	74,839	160,748
American Funds®:						
American Balanced Fund® - Class R-3	319,031	99,566	219,465	123,582	3,442	120,140
Ariel Investment Trust:						
Ariel Appreciation Fund	19,958	2,090	17,868	17,879	265	17,614
Ariel Fund	48,071	15,132	32,939	13,247	55	13,192

| | **Year Ended December 31, 2005** | | | | | |
| | **2005** | | | **2004** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Baron Funds Investment Trust:						
Baron Asset Fund	24,239	5,490	18,749	11,207	120	11,087
Baron Growth Fund	77,196	27,783	49,413	32,446	27	32,419
Calvert Variable Series, Inc.:						
Calvert Social Balanced Portfolio	751,138	889,570	(138,432)	1,041,397	888,653	152,744
EuroPacific Growth Fund®:						
EuroPacific Growth Fund® - Class R-3	56,612	17,199	39,413	50,937	3,074	47,863
EuroPacific Growth Fund® - Class R-4	3,579,009	482,256	3,096,753	1,797,191	371,265	1,425,926
Evergreen Special Values Fund:						
Evergreen Special Values Fund - Class A	1,489,104	318,494	1,170,610	1,695,681	203,107	1,492,574
Fidelity® Advisor Series I:						
Fidelity® Advisor Mid Cap Fund - Class T	37,611	26,382	11,229	37,590	494	37,096
Fidelity® Variable Insurance Products:						
Fidelity® VIP Asset Manager℠ Portfolio - Initial Class	54,430	176,044	(121,614)	243,157	373,104	(129,947)
Fidelity® VIP Contrafund® Portfolio - Initial Class	13,414,396	7,968,285	5,446,111	11,489,088	6,904,554	4,584,534
Fidelity® VIP Equity-Income Portfolio - Initial Class	4,806,816	6,275,519	(1,468,703)	6,906,749	4,382,178	2,524,571
Fidelity® VIP Growth Portfolio - Initial Class	4,448,061	8,541,945	(4,093,884)	7,136,852	7,655,957	(519,105)
Fidelity® VIP High Income Portfolio - Initial Class	1,109,272	1,029,711	79,561	668,003	966,956	(298,953)
Fidelity® VIP Index 500 Portfolio - Initial Class	342,733	529,692	(186,959)	580,064	318,865	261,199
Fidelity® VIP Overseas Portfolio - Initial Class	2,268,728	2,476,978	(208,250)	3,021,891	2,493,825	528,066
Franklin Mutual Series Fund, Inc.:						
Mutual Discovery Fund - Class R	55,437	20,918	34,519	16,092	55	16,037
Franklin Strategic Series:						
Franklin Small-Mid Cap Growth Fund - Class A	29,841	9,525	20,316	6,429	-	6,429
Franklin Templeton Variable Insurance Products Trust:						
Franklin Small Cap Value Securities Fund - Class 2	2,368,454	1,237,900	1,130,554	3,340,616	1,293,673	2,046,943
Hibernia Funds:						
Hibernia Mid Cap Equity Fund - Class A	603,182	593,036	10,146	-	-	-

143

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

	Year Ended December 31, 2005					
	2005			**2004**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Equity Trust:						
ING Financial Services Fund - Class A	3,510	-	3,510	1,357	489	868
ING Real Estate Fund - Class A	77,916	32,627	45,289	22,279	75	22,204
ING Funds Trust:						
ING GNMA Income Fund - Class A	78,924	49,605	29,319	52,369	12,638	39,731
ING Intermediate Bond Fund - Class A	77,868	50,790	27,078	53,075	1,008	52,067
ING GET Fund:						
ING GET Fund - Series H	3,588	1,286,620	(1,283,032)	71,808	553,919	(482,111)
ING GET Fund - Series I	16,405	91,766	(75,361)	391	31,291	(30,900)
ING GET Fund - Series J	-	34,806	(34,806)	-	3,174	(3,174)
ING GET Fund - Series K	139	131,076	(130,937)	-	36,528	(36,528)
ING GET Fund - Series L	-	7,181	(7,181)	-	33,717	(33,717)
ING GET Fund - Series Q	6,298	67,826	(61,528)	-	53,457	(53,457)
ING GET Fund - Series S	134,237	1,022,581	(888,344)	234,100	1,092,787	(858,687)
ING Investors Trust:						
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	115,656	27,844	87,812	-	-	-
ING Evergreen Health Sciences Portfolio - Class S	151,605	22,736	128,869	-	-	-
ING FMR^SM Diversified Mid Cap Portfolio - Service Class	682,372	292,670	389,702	-	-	-
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	1,580,703	184,531	1,396,172	-	-	-
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	768,289	255,901	512,388	-	-	-
ING JPMorgan Small Cap Equity Portfolio - Service Class	30,538	5,593	24,945	-	-	-
ING Julius Baer Foreign Portfolio - Service Class	933,037	397,402	535,635	229,069	107,022	122,047
ING Legg Mason Value Portfolio - Service Class	155,179	7,250	147,929	-	-	-
ING Marsico Growth Portfolio - Service Class	108,232	6,519	101,713	-	-	-
ING Marsico International Opportunities Portfolio - Service Class	158,849	50,599	108,250	-	-	-
ING MFS Total Return Portfolio - Service Class	1,439,643	543,650	895,993	1,891,673	356,177	1,535,496
ING MFS Utilities Portfolio - Service Class	138,963	34,731	104,232	-	-	-
ING Oppenheimer Main Street Portfolio® - Service Class	19,588	146	19,442	-	-	-
ING PIMCO High Yield Portfolio - Service Class	421,038	285,920	135,118	-	-	-
ING Stock Index Portfolio - Institutional Class	2,336,668	170,640	2,166,028	-	-	-

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

	Year Ended December 31, 2005					
	2005			**2004**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Investors Trust (continued):						
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	1,778,971	27,057	1,751,914	-	-	-
ING T. Rowe Price Equity Income Portfolio - Service Class	3,655,675	2,047,631	1,608,044	2,182,364	296,163	1,886,201
ING Van Kampen Growth and Income Portfolio - Service Class	763,765	5,097	758,668	-	-	-
ING Mutual Funds:						
ING International Fund - Class Q	195	-	195	-	-	-
ING International SmallCap Fund - Class A	23,217	3,715	19,502	-	-	-
ING Partners, Inc.:						
ING American Century Large Company Value Portfolio - Service Class	92,556	190,256	(97,700)	374,791	268,450	106,341
ING American Century Select Portfolio - Initial Class	19,185,025	3,757,068	15,427,957	-	-	-
ING American Century Select Portfolio - Service Class	37,384	265,124	(227,740)	320,348	343,211	(22,863)
ING American Century Small Cap Value Portfolio - Service Class	1,704,949	1,422,155	282,794	1,941,068	562,491	1,378,577
ING Baron Small Cap Growth Portfolio - Service Class	3,349,758	2,258,361	1,091,397	3,819,436	1,181,534	2,637,902
ING Davis Venture Value Portfolio - Service Class	103,707	287,606	(183,899)	445,245	420,619	24,626
ING Fundamental Research Portfolio - Service Class	66,902	75,430	(8,528)	361,801	283,845	77,956
ING Goldman Sachs® Capital Growth Portfolio - Service Class	97,604	57,426	40,178	96,777	41,417	55,360
ING JPMorgan Fleming International Portfolio - Initial Class	2,345,638	2,931,635	(585,997)	3,086,669	3,493,363	(406,694)
ING JPMorgan Fleming International Portfolio - Service Class	255	-	255	-	-	-
ING JPMorgan Mid Cap Value Portfolio - Service Class	1,180,113	605,153	574,960	1,037,259	353,788	683,471
ING MFS Capital Opportunities Portfolio - Initial Class	943,877	2,267,251	(1,323,374)	1,546,673	2,633,769	(1,087,096)
ING OpCap Balanced Value Portfolio - Service Class	280,689	590,397	(309,708)	1,291,880	525,561	766,319
ING Oppenheimer Global Portfolio - Initial Class	86,257,752	11,756,932	74,500,820	-	-	-
ING Oppenheimer Global Portfolio - Service Class	163,468	344,059	(180,591)	293,242	230,406	62,836
ING Oppenheimer Strategic Income Portfolio - Initial Class	14,546,767	3,157,025	11,389,742	-	-	-
ING PIMCO Total Return Portfolio - Service Class	3,177,512	2,236,389	941,123	3,073,334	2,046,501	1,026,833
ING Salomon Brothers Aggressive Growth Portfolio - Initial Class	3,153,236	6,114,805	(2,961,569)	5,042,874	7,674,056	(2,631,182)
ING Salomon Brothers Aggressive Growth Portfolio - Service Class	4,410	2,804	1,606	8,787	7,198	1,589
ING Salomon Brothers Large Cap Growth Portfolio - Initial Class	446,343	75,495	370,848	-	-	-
ING Solution 2015 Portfolio - Adviser Class	42,530	1,394	41,136	-	-	-

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

| | **Year Ended December 31, 2005** | | | | | |
| | **2005** | | | **2004** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Partners, Inc. (continued):						
ING Solution 2015 Portfolio - Service Class	204,910	19,792	185,118	-	-	-
ING Solution 2025 Portfolio - Adviser Class	24,368	6	24,362	-	-	-
ING Solution 2025 Portfolio - Service Class	177,892	2,287	175,605	-	-	-
ING Solution 2035 Portfolio - Adviser Class	39,876	187	39,689	-	-	-
ING Solution 2035 Portfolio - Service Class	110,260	4,199	106,061	-	-	-
ING Solution 2045 Portfolio - Adviser Class	22,636	7	22,629	-	-	-
ING Solution 2045 Portfolio - Service Class	85,067	33,177	51,890	-	-	-
ING Solution Income Portfolio - Adviser Class	4,196	286	3,910	-	-	-
ING Solution Income Portfolio - Service Class	33,354	277	33,077	-	-	-
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	45,657,808	7,390,311	38,267,497	-	1,154	(1,154)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	184,299	1,369,227	(1,184,928)	1,358,272	1,438,664	(80,392)
ING T. Rowe Price Growth Equity Portfolio - Initial Class	3,230,785	4,471,229	(1,240,444)	4,770,419	3,524,768	1,245,651
ING T. Rowe Price Growth Equity Portfolio - Service Class	48,163	29,461	18,702	20,449	78	20,371
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	1,934,400	2,841,954	(907,554)	2,141,739	2,820,470	(678,731)
ING Van Kampen Comstock Portfolio - Service Class	3,344,671	1,521,089	1,823,582	4,110,698	1,455,969	2,654,729
ING Van Kampen Equity and Income Portfolio - Initial Class	36,677,957	5,001,951	31,676,006	-	-	-
ING Van Kampen Equity and Income Portfolio - Service Class	298,569	403,288	(104,719)	93,390	38,374	55,016
ING Strategic Allocation Portfolios, Inc.:						
ING VP Strategic Allocation Balanced Portfolio - Class I	1,573,652	1,541,384	32,268	2,104,345	1,638,746	465,599
ING VP Strategic Allocation Growth Portfolio - Class I	1,218,087	1,575,434	(357,347)	1,598,014	1,292,531	305,483
ING VP Strategic Allocation Income Portfolio - Class I	1,361,567	1,238,211	123,356	1,184,077	1,140,198	43,879
ING Variable Funds:						
ING VP Growth and Income Portfolio - Class I	9,408,103	26,921,396	(17,513,293)	14,531,937	27,718,675	(13,186,738)

| | Year Ended December 31, 2005 | | | | | |
| | 2005 | | | 2004 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Variable Insurance Trust:						
ING GET U.S. Core Portfolio - Series 1	-	75,211	(75,211)	-	19,657	(19,657)
ING GET U.S. Core Portfolio - Series 2	7,193	738,226	(731,033)	100,626	334,903	(234,277)
ING GET U.S. Core Portfolio - Series 3	234,875	1,794,121	(1,559,246)	7,854,478	2,575,458	5,279,020
ING GET U.S. Core Portfolio - Series 5	7,119	12,535	(5,416)	67,403	952	66,451
ING GET U.S. Core Portfolio - Series 6	137,731	239,855	(102,124)	685,757	129,749	556,008
ING GET U.S. Core Portfolio - Series 7	15,417	26,473	(11,056)	434,458	32,788	401,670
ING GET U.S. Core Portfolio - Series 8	176,006	21,908	154,098	-	-	-
ING GET U.S. Core Portfolio - Series 9	22,520	416	22,104	-	-	-
ING GET U.S. Core Portfolio - Series 10	11,186	425	10,761	-	-	-
ING GET U.S. Core Portfolio - Series 11	8,000	-	8,000	-	-	-
ING Variable Portfolios, Inc.:						
ING VP Global Science and Technology Portfolio - Class I	4,289,180	5,282,630	(993,450)	7,185,981	8,826,369	(1,640,388)
ING VP Growth Portfolio - Class I	1,236,907	2,654,888	(1,417,981)	1,932,974	2,775,140	(842,166)
ING VP Index Plus LargeCap Portfolio - Class I	4,343,937	7,583,068	(3,239,131)	9,746,045	8,875,064	870,981
ING VP Index Plus MidCap Portfolio - Class I	5,843,966	4,954,015	889,951	8,240,855	3,533,221	4,707,634
ING VP Index Plus SmallCap Portfolio - Class I	3,545,534	2,753,698	791,836	5,377,363	2,451,264	2,926,099
ING VP International Equity Portfolio - Class I	1,605,744	1,610,821	(5,077)	1,728,037	1,670,535	57,502
ING VP Small Company Portfolio - Class I	2,000,872	3,630,655	(1,629,783)	3,283,536	3,946,455	(662,919)
ING VP Value Opportunity Portfolio - Class I	1,634,789	2,797,677	(1,162,888)	1,935,086	3,913,217	(1,978,131)
ING Variable Products Trust:						
ING VP Financial Services Portfolio - Class I	93,458	44,499	48,959	20,421	2,952	17,469
ING VP International Value Portfolio - Class I	5,374,540	4,267,756	1,106,784	3,743,766	2,066,960	1,676,806
ING VP MagnaCap Portfolio - Class I	450,107	633,037	(182,930)	93,937	88,469	5,468
ING VP MidCap Opportunities Portfolio - Class I	177,419	246,400	(68,981)	505,997	417,195	88,802
ING VP Real Estate Portfolio - Class I	1,939,149	850,727	1,088,422	2,146,817	186,905	1,959,912
ING VP SmallCap Opportunities Portfolio - Class I	762,167	702,493	59,674	651,403	734,610	(83,207)
ING VP Balanced Portfolio - Class I:						
ING VP Balanced Portfolio - Class I	5,225,860	8,629,829	(3,403,969)	6,444,389	6,836,684	(392,295)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

| | **Year Ended December 31, 2005** | | | | | |
| | **2005** | | | **2004** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING VP Emerging Markets Fund:						
ING VP Emerging Markets Fund	1,927,139	2,965,545	(1,038,406)	1,647,146	1,581,428	65,718
ING VP Intermediate Bond Portfolio:						
ING VP Intermediate Bond Portfolio - Class I	5,434,219	6,061,788	(627,569)	8,215,620	8,521,505	(305,885)
ING VP Money Market Portfolio - Class I:						
ING VP Money Market Portfolio - Class I	9,545,207	10,245,127	(699,920)	11,292,974	14,025,254	(2,732,280)
ING VP Natural Resources Trust:						
ING VP Natural Resources Trust	2,431,011	1,209,055	1,221,956	869,736	542,584	327,152
Janus Adviser Series:						
Janus Adviser Series Balanced Fund - Class S	41	3	38	8	-	8
Janus Aspen Series:						
Janus Aspen Series Balanced Portfolio - Institutional Shares	1,307,431	18,021,784	(16,714,353)	4,861,068	7,327,168	(2,466,100)
Janus Aspen Series Capital Appreciation Portfolio - Service Shares	357,690	4,847,278	(4,489,588)	82,616	140,531	(57,915)
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	99,125	463,894	(364,769)	1,996,838	2,768,202	(771,364)
Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares	656,877	12,970,015	(12,313,138)	2,862,869	5,692,269	(2,829,400)
Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares	1,432,630	26,882,744	(25,450,114)	6,055,797	10,760,444	(4,704,647)
Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares	1,594,636	25,682,993	(24,088,357)	5,649,716	12,560,154	(6,910,438)
Janus Twenty Fund:						
Janus Twenty Fund	4,852	128,850	(123,998)	21,684	14,890	6,794
Legg Mason Value Trust, Inc.:						
Legg Mason Value Trust, Inc. - Primary Class	115,818	571	115,247	-	-	-
Lord Abbett Affiliated Fund, Inc.:						
Lord Abbett Affiliated Fund - Class A	72,449	26,473	45,976	20,016	7	20,009
Lord Abbett MidCap Value Fund, Inc.:						
Lord Abbett Mid-Cap Value Fund - Class A	66,205	26,978	39,227	24,133	16	24,117
Lord Abbett Research Fund, Inc.:						
Lord Abbett Small-Cap Value Fund - Class A	49,475	20,211	29,264	46,008	1,179	44,829
Lord Abbett Series Fund, Inc.:						
Lord Abbett Series Fund - Growth and Income Portfolio - Class VC	6,140,628	3,064,937	3,075,691	5,878,996	1,189,943	4,689,053
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	2,980,759	2,104,629	876,130	6,435,125	1,805,358	4,629,767

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

	Year Ended December 31, 2005					
	2005			**2004**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Massachusetts Investors Growth Stock Fund:						
Massachusetts Investors Growth Stock Fund - Class A	41,937	20,266	21,671	17,013	6	17,007
MFS® Variable Insurance Trust℠:						
MFS® Total Return Series - Initial Class	1,300,090	847,323	452,767	1,163,591	418,755	744,836
Moderate Allocation Portfolio:						
Moderate Allocation Portfolio	179	6,042	(5,863)	5,863	-	5,863
New Perspective Fund®, Inc.:						
New Perspective Fund® - Class R-3	27,316	6,028	21,288	18,425	60	18,365
New Perspective Fund® - Class R-4	1,382,338	384,183	998,155	816,804	55,147	761,657
Oppenheimer Capital Appreciation Fund:						
Oppenheimer Capital Appreciation Fund - Class A	29,913	21,388	8,525	21,208	190	21,018
Oppenheimer Developing Markets Fund:						
Oppenheimer Developing Markets Fund - Class A	2,498,652	787,614	1,711,038	1,653,384	525,460	1,127,924
Oppenheimer Global Fund:						
Oppenheimer Global Fund - Class A	2,955	172	2,783	286	-	286
Oppenheimer Main Street Fund®, Inc.:						
Oppenheimer Main Street Fund® - Class A	1,206	469	737	1,214	-	1,214
Oppenheimer Variable Account Funds:						
Oppenheimer Aggressive Growth Fund/VA	15	15	-	1	1	-
Oppenheimer Global Securities Fund/VA	2,306,421	24,521,856	(22,215,435)	10,759,811	4,601,582	6,158,229
Oppenheimer Main Street Fund®/VA	52	52	-	1,481	1,481	-
Oppenheimer Main Street Small Cap Fund®/VA	101,111	12,853	88,258	369	-	369
Oppenheimer Strategic Bond Fund/VA	714,833	4,010,467	(3,295,634)	2,350,521	1,514,577	835,944
Pax World Balanced Fund, Inc.:						
Pax World Balanced Fund	3,804,120	536,344	3,267,776	1,535,363	363,518	1,171,845
PIMCO Variable Insurance Trust:						
PIMCO Real Return Portfolio - Admin Class	1,623,800	409,351	1,214,449	1,377,653	495,693	881,960
Pioneer Fund:						
Pioneer Fund - Class A	1,918	148	1,770	111	-	111

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

| | **Year Ended December 31, 2005** | | | | | |
| | **2005** | | | **2004** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Pioneer High Yield Fund:						
Pioneer High Yield Fund - Class A	65,898	37,685	28,213	41,804	2	41,802
Pioneer Variable Contracts Trust:						
Pioneer Equity Income VCT Portfolio - Class I	3,956,471	787,125	3,169,346	2,132,114	757,409	1,374,705
Pioneer Fund VCT Portfolio - Class I	287,650	133,882	153,768	182,191	91,003	91,188
Pioneer High Yield VCT Portfolio - Class I	408,850	181,636	227,214	1,158,236	739,060	419,176
Pioneer Mid Cap Value VCT Portfolio - Class I	2,687,081	1,161,373	1,525,708	3,023,990	605,598	2,418,392
Scudder Equity 500 Index Fund:						
Scudder Equity 500 Index Fund - Investment	5,228	179	5,049	148	-	148
T. Rowe Price Mid-Cap Value Fund, Inc.:						
T. Rowe Price Mid-Cap Value Fund - R Class	47,438	37,877	9,561	55,070	1,723	53,347
Templeton Funds, Inc.						
Templeton Foreign Fund - Class A	38,689	27,170	11,519	39,458	117	39,341
Templeton Growth Fund, Inc.:						
Templeton Growth Fund, Inc. - Class A	33,802	8,588	25,214	5,620	193	5,427
Templeton Income Trust:						
Templeton Global Bond Fund - Class A	1,475,621	720,211	755,410	615,626	43,539	572,087
The Growth Fund of America®, Inc.:						
The Growth Fund of America® - Class R-3	283,392	86,785	196,607	124,934	2,755	122,179
The Growth Fund of America® - Class R-4	8,304,196	1,192,144	7,112,052	5,160,827	423,312	4,737,515
The Income Fund of America®, Inc:						
The Income Fund of America® - Class R-3	26,742	10,421	16,321	9,948	-	9,948
The UBS Funds::						
UBS U.S. Small Cap Growth Fund - Class A	2,068	110	1,958	4,985	493	4,492
Vanguard® Index Funds:						
Vanguard® 500 Index Fund - Investor Shares	-	1,177	(1,177)	1,177	-	1,177
Vanguard® Variable Insurance Fund:						
Diversified Value Portfolio	5,131	5	5,126	-	-	-
Equity Income Portfolio	3,391	1,156	2,235	18,595	112	18,483
Small Company Growth Portfolio	21	-	21	-	-	-

| | **Year Ended December 31, 2005** | | | | | |
| | **2005** | | | **2004** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Wanger Advisors Trust:						
Wanger Select	431,399	67,340	364,059	394,479	199,589	194,890
Wanger U.S. Smaller Companies	634,281	95,326	538,955	379,919	193,959	185,960
Washington Mutual Investors Fund[SM], Inc.:						
Washington Mutual Investors Fund[SM] - Class R-3	157,618	74,088	83,530	116,876	2,064	114,812
Washington Mutual Investors Fund[SM] - Class R-4	3,177,809	501,607	2,676,202	3,519,330	210,096	3,309,234

8. Unit Summary

Division/Contract	Units	Unit Value	Extended Value
AIM Mid Cap Core Equity Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP11	15,421.893	$ 11.83	$ 182,441
ING MAP PLUS NP21	37.984	11.72	445
ING MAP PLUS NP30	448.692	11.62	5,214
Qualified XII (1.00)	18.237	13.52	247
	15,926.806		$ 188,347
AIM Small Cap Growth Fund - Class A			
Contracts in accumulation period:			
Qualified XII (1.00)	671.132	$ 11.49	$ 7,711
	671.132		$ 7,711
AIM Global Health Care Fund - Investor Class			
Contracts in accumulation period:			
ING MAP PLUS NP14	303.295	$ 30.93	$ 9,381
ING MAP PLUS NP15	865.980	30.92	26,776
ING MAP PLUS NP29	1,020.385	30.81	31,438
	2,189.660		$ 67,595

Division/Contract	Units	Unit Value	Extended Value
AIM V.I. Capital Appreciation Fund - Series I Shares			
Contracts in accumulation period:			
Qualified VI	796,450.157	$ 9.92	$ 7,900,786
Qualified VIII	1,403.261	9.91	13,906
Qualified X (1.15)	13,083.172	9.98	130,570
Qualified X (1.25)	74,072.080	9.92	734,795
Qualified XII (0.05)	8,808.626	10.39	91,522
Qualified XII (0.15)	3,420.621	11.45	39,166
Qualified XII (0.15)	4,988.863	11.36	56,673
Qualified XII (0.25)	3,340.581	10.60	35,410
Qualified XII (0.30)	25,918.581	10.57	273,959
Qualified XII (0.35)	2,692.891	10.53	28,356
Qualified XII (0.50)	13,718.299	10.43	143,082
Qualified XII (0.55)	18,183.102	10.39	188,922
Qualified XII (0.60)	11,913.787	10.36	123,427
Qualified XII (0.65)	4,863.935	10.32	50,196
Qualified XII (0.70)	47,620.294	10.29	490,013
Qualified XII (0.75)	51,712.785	10.25	530,056
Qualified XII (0.80)	81,978.684	10.22	837,822
Qualified XII (0.85)	185,032.894	10.18	1,883,635
Qualified XII (0.90)	8,375.754	10.15	85,014
Qualified XII (0.95)	117,499.247	10.12	1,189,092
Qualified XII (1.00)	157,216.954	10.08	1,584,747
Qualified XII (1.05)	26,123.951	10.05	262,546
Qualified XII (1.10)	28,474.066	10.02	285,310
Qualified XII (1.15)	12,128.506	9.98	121,042
Qualified XII (1.20)	14,761.946	9.95	146,881
Qualified XII (1.25)	24,538.889	9.92	243,426
Qualified XII (1.30)	3,416.898	9.88	33,759
Qualified XII (1.35)	4,933.294	9.85	48,593
Qualified XII (1.40)	9,556.852	9.82	93,848
Qualified XII (1.45)	4,586.017	9.78	44,851
Qualified XII (1.50)	1,300.726	9.75	12,682
Qualified XV	5,792.783	10.09	58,449
Qualified XVI	17,708.076	9.75	172,654
Qualified XVII	18.715	9.92	186
Qualified XVIII	4,659.142	9.92	46,219
Qualified XXI	12,159.713	10.19	123,907
Qualified XXV	5,517.409	10.18	56,167
Qualified XXVI	2,730.847	10.10	27,582
Qualified XXVII	189,953.891	6.22	1,181,513
Qualified XXXII	326.689	11.61	3,793
	2,000,982.978		$ 19,374,557

Division/Contract	Units	Unit Value	Extended Value
AIM V.I. Core Equity Fund - Series I Shares			
Currently payable annuity contracts:			$ 11,787
Contracts in accumulation period:			
Qualified VI	1,741,154.650	$ 8.64	15,043,576
Qualified VIII	726.448	8.63	6,269
Qualified X (1.15)	21,653.855	8.70	188,389
Qualified X (1.25)	111,338.715	8.64	961,967
Qualified XII (0.05)	12,056.520	9.05	109,112
Qualified XII (0.15)	2,785.480	11.81	32,897
Qualified XII (0.15)	3,091.259	11.71	36,199
Qualified XII (0.25)	23,725.502	9.24	219,224
Qualified XII (0.30)	20,854.857	9.21	192,073
Qualified XII (0.35)	2,060.611	9.17	18,896
Qualified XII (0.50)	9,720.065	9.08	88,258
Qualified XII (0.55)	31,974.204	9.05	289,367
Qualified XII (0.60)	66,449.007	9.02	599,370
Qualified XII (0.65)	4,835.060	8.99	43,467
Qualified XII (0.70)	69,588.657	8.96	623,514
Qualified XII (0.75)	37,373.432	8.93	333,745
Qualified XII (0.80)	155,031.665	8.90	1,379,782
Qualified XII (0.85)	196,939.192	8.87	1,746,851
Qualified XII (0.90)	2,881.781	8.84	25,475
Qualified XII (0.95)	133,037.605	8.81	1,172,061
Qualified XII (1.00)	443,507.708	8.78	3,893,998
Qualified XII (1.05)	91,074.286	8.75	796,900
Qualified XII (1.10)	58,390.597	8.73	509,750
Qualified XII (1.15)	24,077.154	8.70	209,471
Qualified XII (1.20)	19,430.541	8.67	168,463
Qualified XII (1.25)	31,794.448	8.64	274,704
Qualified XII (1.30)	467.811	8.61	4,028
Qualified XII (1.35)	7,243.091	8.58	62,146
Qualified XII (1.40)	12,724.412	8.55	108,794
Qualified XII (1.45)	4,037.112	8.52	34,396
Qualified XII (1.50)	3,560.657	8.49	30,230
Qualified XV	3,098.953	8.79	27,240
Qualified XVI	37,056.444	8.49	314,609
Qualified XVII	2,658.738	8.64	22,972
Qualified XVIII	5,116.661	8.64	44,208
Qualified XXI	6,724.425	8.88	59,713
Qualified XXV	17,597.184	8.87	156,087
Qualified XXVI	18,625.894	8.80	163,908
Qualified XXVII	254,967.476	6.93	1,766,925
Qualified XXXII	834.909	11.61	9,693
Qualified XXXIII (0.65)	285.172	11.66	3,325
	3,690,552.238		$ 31,783,839

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
AIM V.I. Growth Fund - Series I Shares			
Contracts in accumulation period:			
Qualified VI	1,197,606.439	$ 6.20	$ 7,425,160
Qualified X (1.15)	12,009.809	6.24	74,941
Qualified X (1.25)	120,536.434	6.20	747,326
Qualified XII (0.05)	8,236.681	6.52	53,703
Qualified XII (0.15)	1,258.532	9.89	12,447
Qualified XII (0.15)	4,330.555	9.97	43,176
Qualified XII (0.25)	5,307.932	6.63	35,192
Qualified XII (0.30)	27,812.964	6.61	183,844
Qualified XII (0.35)	194.701	6.59	1,283
Qualified XII (0.50)	17,774.413	6.52	115,889
Qualified XII (0.55)	29,585.151	6.50	192,303
Qualified XII (0.60)	13,880.616	6.48	89,946
Qualified XII (0.65)	7,806.450	6.46	50,430
Qualified XII (0.70)	62,519.750	6.43	402,002
Qualified XII (0.75)	27,211.622	6.41	174,427
Qualified XII (0.80)	99,740.091	6.39	637,339
Qualified XII (0.85)	185,569.700	6.37	1,182,079
Qualified XII (0.90)	5,163.898	6.35	32,791
Qualified XII (0.95)	142,998.258	6.33	905,179
Qualified XII (1.00)	256,770.414	6.31	1,620,221
Qualified XII (1.05)	55,724.576	6.29	350,508
Qualified XII (1.10)	39,372.454	6.26	246,472
Qualified XII (1.15)	13,119.396	6.24	81,865
Qualified XII (1.20)	29,457.140	6.22	183,223
Qualified XII (1.25)	34,520.769	6.20	214,029
Qualified XII (1.30)	881.715	6.18	5,449
Qualified XII (1.35)	6,250.325	6.16	38,502
Qualified XII (1.40)	8,782.270	6.14	53,923
Qualified XII (1.45)	1,704.796	6.12	10,433
Qualified XII (1.50)	2,307.018	6.10	14,073
Qualified XV	9,757.840	6.33	61,767
Qualified XVI	37,903.343	6.10	231,210
Qualified XVII	3,317.580	6.21	20,602
Qualified XVIII	4,662.411	6.21	28,954
Qualified XXI	10,956.750	6.39	70,014
Qualified XXV	8,276.619	6.37	52,722
Qualified XXVI	17,729.775	6.32	112,052
Qualified XXVII	178,256.143	4.74	844,934
Qualified XXXII	1,999.142	11.74	23,470
	2,691,294.472		$ 16,623,880

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
AIM V.I. Premier Equity Fund - Series I Shares			
Currently payable annuity contracts:			$ 4,253
Contracts in accumulation period:			
Qualified VI	776,017.634	$ 7.77	6,029,657
Qualified VIII	4.602	7.76	36
Qualified X (1.15)	11,814.045	7.82	92,386
Qualified X (1.25)	73,854.784	7.77	573,852
Qualified XII (0.05)	5,903.294	8.14	48,053
Qualified XII (0.15)	2,064.933	9.57	19,761
Qualified XII (0.15)	7,185.402	9.65	69,339
Qualified XII (0.25)	4,542.286	8.30	37,701
Qualified XII (0.30)	25,037.393	8.28	207,310
Qualified XII (0.35)	101,945.165	8.25	841,048
Qualified XII (0.50)	11,914.494	8.17	97,341
Qualified XII (0.55)	42,818.704	8.14	348,544
Qualified XII (0.60)	13,909.234	8.11	112,804
Qualified XII (0.65)	9,750.790	8.08	78,786
Qualified XII (0.70)	69,388.576	8.06	559,272
Qualified XII (0.75)	16,876.589	8.03	135,519
Qualified XII (0.80)	112,938.012	8.00	903,504
Qualified XII (0.85)	156,583.221	7.98	1,249,534
Qualified XII (0.90)	6,398.561	7.95	50,869
Qualified XII (0.95)	127,356.448	7.92	1,008,663
Qualified XII (1.00)	222,184.849	7.90	1,755,260
Qualified XII (1.05)	46,581.285	7.87	366,595
Qualified XII (1.10)	30,126.381	7.84	236,191
Qualified XII (1.15)	7,170.049	7.82	56,070
Qualified XII (1.20)	19,854.107	7.79	154,663
Qualified XII (1.25)	38,711.463	7.77	300,788
Qualified XII (1.30)	780.065	7.74	6,038
Qualified XII (1.35)	2,386.678	7.71	18,401
Qualified XII (1.40)	15,046.406	7.69	115,707
Qualified XII (1.45)	1,054.658	7.66	8,079
Qualified XII (1.50)	2,930.435	7.64	22,389
Qualified XV	3,248.854	7.90	25,666
Qualified XVI	21,894.990	7.64	167,278
Qualified XVII	2,859.548	7.77	22,219
Qualified XVIII	1,343.113	7.77	10,436
Qualified XXI	3,850.431	7.98	30,726
Qualified XXV	3,095.849	7.97	24,674
Qualified XXVI	1,313.783	7.91	10,392
Qualified XXVII	173,513.012	6.74	1,169,478
Qualified XXXII	227.266	11.26	2,559
	2,174,477.389		$ 16,971,841

Division/Contract	Units	Unit Value	Extended Value
AllianceBernstein Growth and Income Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP21	3,277.610	$ 10.99	$ 36,021
ING MAP PLUS NP22	511.658	10.98	5,618
	3,789.268		$ 41,639
AllianceBernstein VPSF Growth and Income Portfolio Class A			
Contracts in accumulation period:			
Qualified X (1.15)	6,723.185	$ 11.65	$ 78,325
Qualified X (1.25)	15,585.867	11.63	181,264
	22,309.052		$ 259,589
Allianz NFJ Small-Cap Value Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP13	20,659.064	$ 13.14	$ 271,460
ING MAP PLUS NP14	33.183	13.13	436
ING MAP PLUS NP15	2,631.918	13.12	34,531
ING MAP PLUS NP21	7,054.521	13.04	91,991
	30,378.686		$ 398,418
American Century Income & Growth Fund - Advisor Class			
Contracts in accumulation period:			
Qualified XII (1.10)	1,519.705	$ 31.95	$ 48,555
Qualified XXVII	537,572.795	10.38	5,580,006
	539,092.500		$ 5,628,561

Division/Contract	Units	Unit Value	Extended Value
American Balanced Fund® - Class R-3			
Contracts in accumulation period:			
ING MAP PLUS NP10	17,985.492	$ 10.85	$ 195,143
ING MAP PLUS NP11	7,050.245	10.84	76,425
ING MAP PLUS NP13	7,727.083	10.82	83,607
ING MAP PLUS NP14	6,021.399	10.81	65,091
ING MAP PLUS NP15	53,262.967	10.80	575,240
ING MAP PLUS NP16	88.800	10.79	958
ING MAP PLUS NP17	9,696.297	10.78	104,526
ING MAP PLUS NP19	13,725.158	10.76	147,683
ING MAP PLUS NP20	106,950.813	10.75	1,149,721
ING MAP PLUS NP21	14,073.185	10.74	151,146
ING MAP PLUS NP22	386.638	10.73	4,149
ING MAP PLUS NP23	2,032.909	10.72	21,793
ING MAP PLUS NP24	2,705.668	10.71	28,978
ING MAP PLUS NP26	892.978	10.69	9,546
ING MAP PLUS NP27	49,261.507	10.68	526,113
ING MAP PLUS NP28	8,483.340	10.67	90,517
ING MAP PLUS NP29	5,382.390	10.66	57,376
ING MAP PLUS NP30	3,598.018	10.65	38,319
ING MAP PLUS NP32	604.834	10.63	6,429
ING MAP PLUS NP6	26,742.148	10.89	291,222
ING MAP PLUS NP7	2,932.923	10.88	31,910
	339,604.792		$ 3,655,892
Ariel Appreciation Fund			
Contracts in accumulation period:			
ING MAP PLUS NP11	10,605.679	$ 11.16	$ 118,359
ING MAP PLUS NP13	2,937.720	11.14	32,726
ING MAP PLUS NP15	10,216.190	11.12	113,604
ING MAP PLUS NP17	3.428	11.10	38
ING MAP PLUS NP19	9,152.038	11.08	101,405
ING MAP PLUS NP22	2,367.871	11.04	26,141
ING MAP PLUS NP26	191.054	11.00	2,102
ING MAP PLUS NP32	7.950	10.94	87
	35,481.930		$ 394,462

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Ariel Fund			
Contracts in accumulation period:			
ING MAP PLUS NP13	2,313.234	$ 11.73	$ 27,134
ING MAP PLUS NP14	6,056.020	11.72	70,977
ING MAP PLUS NP15	4,246.471	11.71	49,726
ING MAP PLUS NP17	2,337.062	11.68	27,297
ING MAP PLUS NP19	2,635.274	11.66	30,727
ING MAP PLUS NP20	3,036.810	11.65	35,379
ING MAP PLUS NP21	8,533.850	11.64	99,334
ING MAP PLUS NP22	3,956.635	11.63	46,016
ING MAP PLUS NP24	2,689.755	11.61	31,228
ING MAP PLUS NP27	9,882.432	11.57	114,340
ING MAP PLUS NP28	443.894	11.56	5,131
	46,131.437		$ 537,289
Baron Asset Fund			
Contracts in accumulation period:			
ING MAP PLUS NP10	1,708.501	$ 13.60	$ 23,236
ING MAP PLUS NP13	842.555	13.56	11,425
ING MAP PLUS NP14	7,003.968	13.55	94,904
ING MAP PLUS NP16	8.002	13.53	108
ING MAP PLUS NP17	6,188.258	13.51	83,603
ING MAP PLUS NP21	10,054.080	13.46	135,328
ING MAP PLUS NP23	1,738.129	13.44	23,360
ING MAP PLUS NP26	21.631	13.40	290
ING MAP PLUS NP27	880.981	13.38	11,788
ING MAP PLUS NP28	13.786	13.37	184
ING MAP PLUS NP6	1,376.103	13.66	18,798
	29,835.994		$ 403,024
Baron Growth Fund			
Contracts in accumulation period:			
ING MAP PLUS NP13	31,335.944	$ 12.68	$ 397,340
ING MAP PLUS NP14	7,342.012	12.66	92,950
ING MAP PLUS NP15	8,645.474	12.65	109,365
ING MAP PLUS NP19	2,180.036	12.60	27,468
ING MAP PLUS NP20	3,495.843	12.59	44,013
ING MAP PLUS NP21	16,111.362	12.58	202,681
ING MAP PLUS NP22	1,335.294	12.57	16,785
ING MAP PLUS NP23	2,103.217	12.56	26,416
ING MAP PLUS NP24	3,098.076	12.54	38,850
ING MAP PLUS NP27	75.078	12.51	939
ING MAP PLUS NP29	3,777.643	12.49	47,183
ING MAP PLUS NP7	2,354.127	12.75	30,015
	81,854.106		$ 1,034,005

Division/Contract	Units	Unit Value	Extended Value
Calvert Social Balanced Portfolio			
Contracts in accumulation period:			
Qualified V	360.071	$ 22.97	$ 8,271
Qualified VI	892,215.157	22.77	20,315,739
Qualified VIII	5,217.003	20.67	107,835
Qualified X (1.15)	1,312.866	11.76	15,439
Qualified X (1.25)	72,314.865	11.67	843,914
Qualified XII (0.05)	6,049.157	24.09	145,724
Qualified XII (0.15)	5,092.207	11.75	59,833
Qualified XII (0.15)	5,986.438	11.65	69,742
Qualified XII (0.25)	43,890.955	12.79	561,365
Qualified XII (0.30)	104,111.230	12.74	1,326,377
Qualified XII (0.35)	8,828.125	12.69	112,029
Qualified XII (0.40)	100,950.512	17.66	1,782,786
Qualified XII (0.45)	253.808	12.59	3,195
Qualified XII (0.50)	15,497.349	12.84	198,986
Qualified XII (0.55)	16,448.733	12.50	205,609
Qualified XII (0.60)	4,757.716	12.45	59,234
Qualified XII (0.65)	8,467.831	12.40	105,001
Qualified XII (0.70)	145,180.885	12.36	1,794,436
Qualified XII (0.75)	150,106.402	12.31	1,847,810
Qualified XII (0.80)	120,740.070	12.91	1,558,754
Qualified XII (0.85)	219,574.606	17.15	3,765,705
Qualified XII (0.90)	9,859.883	12.71	125,319
Qualified XII (0.95)	110,973.504	16.98	1,884,330
Qualified XII (1.00)	385,129.338	16.90	6,508,686
Qualified XII (1.05)	41,600.503	16.82	699,720
Qualified XII (1.10)	26,627.407	16.74	445,743
Qualified XII (1.15)	13,392.540	16.66	223,120
Qualified XII (1.20)	17,246.817	16.58	285,952
Qualified XII (1.25)	20,886.339	16.50	344,625
Qualified XII (1.30)	154.835	16.42	2,542
Qualified XII (1.35)	3,001.558	16.34	49,045
Qualified XII (1.40)	17,408.397	16.26	283,061
Qualified XII (1.45)	1,501.350	16.18	24,292
Qualified XII (1.50)	253.099	16.11	4,077
Qualified XV	2,963.107	23.39	69,307
Qualified XVI	32,867.298	22.27	731,955
Qualified XVII	683.798	22.77	15,570
Qualified XVIII	10,200.354	11.67	119,038
Qualified XXI	4,095.943	23.63	96,787
Qualified XXV	4,553.350	23.37	106,412
Qualified XXVI	379.589	23.19	8,803
Qualified XXVII	530,185.954	30.61	16,228,992
Qualified XXVIII	111,023.370	30.39	3,374,000
Qualified XXXII	1,374.344	11.39	15,654
	3,273,718.663		$ 66,534,814

Division/Contract	Units	Unit Value	Extended Value
EuroPacific Growth Fund® - Class R-3			
Contracts in accumulation period:			
ING MAP PLUS NP10	5,701.435	$ 13.91	$ 79,307
ING MAP PLUS NP11	15,395.640	13.90	213,999
ING MAP PLUS NP14	16,314.767	13.86	226,123
ING MAP PLUS NP15	22,317.741	13.84	308,878
ING MAP PLUS NP17	3,308.685	13.82	45,726
ING MAP PLUS NP19	3,549.505	13.79	48,948
ING MAP PLUS NP21	7,328.845	13.76	100,845
ING MAP PLUS NP24	504.666	13.73	6,929
ING MAP PLUS NP28	3,148.964	13.67	43,046
ING MAP PLUS NP29	137.273	13.66	1,875
ING MAP PLUS NP30	2,996.635	13.65	40,904
ING MAP PLUS NP32	893.098	13.62	12,164
ING MAP PLUS NP6	5,678.697	13.96	79,275
	87,275.951		$ 1,208,019

Division/Contract	Units	Unit Value	Extended Value
EuroPacific Growth Fund® - Class R-4			
Contracts in accumulation period:			
Qualified V	2,060.464	$ 13.65	$ 28,125
Qualified VI	1,629,402.369	13.69	22,306,518
Qualified XII (0.00)	401.659	13.97	5,611
Qualified XII (0.40)	7,841.539	13.88	108,841
Qualified XII (0.50)	533.253	13.86	7,391
Qualified XII (0.55)	3,093.536	13.85	42,845
Qualified XII (0.60)	4,676.776	13.84	64,727
Qualified XII (0.65)	2,010.158	13.83	27,800
Qualified XII (0.70)	173,736.914	13.82	2,401,044
Qualified XII (0.75)	63,725.562	13.80	879,413
Qualified XII (0.80)	951,422.429	13.79	13,120,115
Qualified XII (0.85)	160,473.454	13.78	2,211,324
Qualified XII (0.90)	7,763.638	13.77	106,905
Qualified XII (0.95)	65,346.110	13.76	899,162
Qualified XII (1.00)	1,007,889.192	13.75	13,858,476
Qualified XII (1.05)	37,430.476	13.73	513,920
Qualified XII (1.10)	17,827.074	13.72	244,587
Qualified XII (1.15)	15,322.007	13.71	210,065
Qualified XII (1.20)	4,356.932	13.70	59,690
Qualified XII (1.25)	151.394	14.26	2,159
Qualified XII (1.25)	24,161.722	13.69	330,774
Qualified XII (1.30)	439.355	13.68	6,010
Qualified XII (1.35)	2,921.762	13.67	39,940
Qualified XII (1.40)	7,222.747	13.65	98,591
Qualified XII (1.45)	858.691	13.64	11,713
Qualified XII (1.50)	453.907	13.63	6,187
Qualified XV	197.136	13.76	2,713
Qualified XVI	14,086.511	13.63	191,999
Qualified XVII	5,456.433	13.75	75,026
Qualified XXI	3,283.872	13.79	45,285
Qualified XXV	3,912.360	13.82	54,069
Qualified XXVI	6,000.540	13.80	82,807
Qualified XXVII	298,219.027	12.09	3,605,468
	4,522,678.999		$ 61,649,300

Division/Contract	Units	Unit Value	Extended Value
Evergreen Special Values Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP11	3,603.375	$ 12.77	$ 46,015
ING MAP PLUS NP14	2,658.858	12.73	33,847
ING MAP PLUS NP17	4,375.467	12.69	55,525
ING MAP PLUS NP21	5,208.653	12.65	65,889
ING MAP PLUS NP26	1,124.337	12.59	14,155
ING MAP PLUS NP27	55.769	12.57	701
ING MAP PLUS NP7	393.148	12.82	5,040
Qualified V	374.964	19.67	7,376
Qualified VI	864,643.280	19.84	17,154,523
Qualified XII (0.55)	1,163.780	20.60	23,974
Qualified XII (0.60)	4,724.473	20.55	97,088
Qualified XII (0.65)	889.595	20.49	18,228
Qualified XII (0.70)	39,317.150	20.44	803,643
Qualified XII (0.75)	14,439.216	20.38	294,271
Qualified XII (0.80)	45,988.247	20.33	934,941
Qualified XII (0.85)	50,591.480	20.27	1,025,489
Qualified XII (0.90)	4,836.575	20.22	97,796
Qualified XII (0.95)	72,796.730	20.16	1,467,582
Qualified XII (1.00)	527,542.312	20.11	10,608,876
Qualified XII (1.05)	31,828.190	20.06	638,473
Qualified XII (1.10)	10,451.726	20.00	209,035
Qualified XII (1.15)	7,980.402	19.95	159,209
Qualified XII (1.20)	11,287.306	19.89	224,505
Qualified XII (1.25)	19,924.094	19.84	395,294
Qualified XII (1.30)	22.062	19.79	437
Qualified XII (1.35)	432.190	19.73	8,527
Qualified XII (1.40)	6,051.763	19.68	119,099
Qualified XII (1.45)	1,314.972	19.63	25,813
Qualified XII (1.50)	25.738	19.58	504
Qualified XVI	13,424.471	19.58	262,851
Qualified XVII	1,866.916	19.84	37,040
Qualified XXVII	2,031,496.618	19.92	40,467,413
	3,780,833.857		$ 75,303,159

Division/Contract	Units	Unit Value		Extended Value	
Fidelity® Advisor Mid Cap Fund - Class T					
Contracts in accumulation period:					
ING MAP PLUS NP10	15,202.497	$	12.29	$	186,839
ING MAP PLUS NP11	7,461.851		12.28		91,632
ING MAP PLUS NP13	4,297.465		12.25		52,644
ING MAP PLUS NP15	7,456.944		12.23		91,198
ING MAP PLUS NP19	3,440.322		12.18		41,903
ING MAP PLUS NP22	2,222.740		12.15		27,006
ING MAP PLUS NP24	2,519.775		12.13		30,565
ING MAP PLUS NP27	60.728		12.09		734
ING MAP PLUS NP29	2,510.839		12.07		30,306
ING MAP PLUS NP30	2,546.667		12.06		30,713
ING MAP PLUS NP7	605.055		12.32		7,454
	48,324.883			$	590,994
Fidelity® VIP Asset Manager℠ Portfolio - Initial Class					
Contracts in accumulation period:					
Qualified XXVII	903,476.751	$	18.77	$	16,958,259
Qualified XXVIII	90,610.643		18.64		1,688,982
	994,087.394			$	18,647,241

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Contrafund® Portfolio - Initial Class			
Currently payable annuity contracts:			$ 5,787,647
Contracts in accumulation period:			
ING MAP PLUS NP10	30,701.791	$ 13.24	406,492
ING MAP PLUS NP11	11,040.388	13.22	145,954
ING MAP PLUS NP12	6,802.326	13.21	89,859
ING MAP PLUS NP13	3,851.700	13.20	50,842
ING MAP PLUS NP14	28,395.809	13.18	374,257
ING MAP PLUS NP15	3,773.118	13.17	49,692
ING MAP PLUS NP16	2,698.185	13.16	35,508
ING MAP PLUS NP17	9,992.730	13.15	131,404
ING MAP PLUS NP19	7,726.758	13.12	101,375
ING MAP PLUS NP20	6,925.159	13.11	90,789
ING MAP PLUS NP21	23,772.568	13.10	311,421
ING MAP PLUS NP22	15,281.161	13.08	199,878
ING MAP PLUS NP23	4,332.455	13.07	56,625
ING MAP PLUS NP24	6,991.528	13.06	91,309
ING MAP PLUS NP26	3,337.423	13.04	43,520
ING MAP PLUS NP27	17,713.132	13.02	230,625
ING MAP PLUS NP28	7,409.052	13.01	96,392
ING MAP PLUS NP29	4,654.313	13.00	60,506
ING MAP PLUS NP30	16,686.849	12.99	216,762
ING MAP PLUS NP32	3,175.933	12.96	41,160
ING MAP PLUS NP6	12,166.152	13.29	161,688
ING MAP PLUS NP7	2,779.157	13.27	36,879
Qualified V	1,210.501	28.47	34,463
Qualified VI	11,118,369.831	28.76	319,764,316
Qualified VIII	5,372.474	28.93	155,426
Qualified X (1.15)	219,400.769	32.65	7,163,435
Qualified X (1.25)	984,594.615	32.31	31,812,252
Qualified XII (0.00)	584,040.628	18.42	10,758,028
Qualified XII (0.05)	186,639.264	30.43	5,679,433
Qualified XII (0.15)	65,960.730	15.49	1,021,732
Qualified XII (0.15)	106,278.296	15.36	1,632,435
Qualified XII (0.25)	361,093.873	18.08	6,528,577
Qualified XII (0.30)	302,958.324	18.01	5,456,279
Qualified XII (0.35)	406,492.272	17.94	7,292,471
Qualified XII (0.40)	669,414.069	27.73	18,562,852

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Contrafund® Portfolio - Initial Class (continued)			
Qualified XII (0.45)	1,665.399	$ 17.80	$ 29,644
Qualified XII (0.50)	691,572.563	18.53	12,814,840
Qualified XII (0.55)	417,524.611	17.67	7,377,660
Qualified XII (0.60)	270,003.794	17.60	4,752,067
Qualified XII (0.65)	185,886.801	17.53	3,258,596
Qualified XII (0.70)	923,798.673	17.47	16,138,763
Qualified XII (0.75)	875,083.285	17.40	15,226,449
Qualified XII (0.80)	3,216,296.505	19.06	61,302,611
Qualified XII (0.85)	1,056,954.530	26.93	28,463,785
Qualified XII (0.90)	161,934.720	18.48	2,992,554
Qualified XII (0.95)	3,733,726.419	26.67	99,578,484
Qualified XII (1.00)	3,216,566.503	26.54	85,367,675
Qualified XII (1.05)	381,525.216	26.41	10,076,081
Qualified XII (1.10)	228,605.564	26.28	6,007,754
Qualified XII (1.15)	307,647.149	26.16	8,048,049
Qualified XII (1.20)	67,723.020	26.03	1,762,830
Qualified XII (1.25)	2,789.522	13.20	36,822
Qualified XII (1.25)	199,896.305	25.91	5,179,313
Qualified XII (1.30)	9,166.800	25.78	236,320
Qualified XII (1.35)	7,591.415	25.66	194,796
Qualified XII (1.40)	49,670.349	25.53	1,268,084
Qualified XII (1.45)	9,597.125	25.41	243,863
Qualified XII (1.50)	13,836.450	25.29	349,924
Qualified XV	47,547.628	29.55	1,405,032
Qualified XVI	253,306.695	28.13	7,125,517
Qualified XVII	26,464.411	28.76	761,116
Qualified XVIII	36,157.374	32.31	1,168,245
Qualified XXI	116,046.596	29.84	3,462,830
Qualified XXV	55,708.924	29.52	1,644,527
Qualified XXVI	25,278.749	29.29	740,415
Qualified XXVII	4,554,960.191	32.97	150,177,038
Qualified XXVIII	1,375,810.497	32.73	45,030,278
Qualified XXXII	46,284.145	13.63	630,853
Qualified XXXIII (0.65)	36,587.384	15.30	559,787
	37,845,248.645		$ 1,008,084,885

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Equity-Income Portfolio - Initial Class			
Currently payable annuity contracts:			$ 2,950,661
Contracts in accumulation period:			
ING MAP PLUS NP13	961.176	$ 11.43	10,986
ING MAP PLUS NP14	10,183.257	11.42	116,293
ING MAP PLUS NP21	6,529.512	11.34	74,045
ING MAP PLUS NP23	484.069	11.32	5,480
ING MAP PLUS NP26	528.366	11.29	5,965
ING MAP PLUS NP30	32.612	11.25	367
ING MAP PLUS NP32	5.936	11.23	67
Qualified V	1,912.992	21.96	42,009
Qualified VI	5,740,714.117	22.40	128,591,996
Qualified VIII	6,294.147	22.31	140,422
Qualified X (1.15)	270,096.497	28.36	7,659,937
Qualified X (1.25)	721,289.092	28.03	20,217,733
Qualified XII (0.05)	99,936.803	23.71	2,369,502
Qualified XII (0.15)	46,482.213	12.46	579,168
Qualified XII (0.15)	78,722.829	12.36	973,014
Qualified XII (0.25)	202,845.480	13.73	2,785,068
Qualified XII (0.30)	234,103.784	13.68	3,202,540
Qualified XII (0.35)	268,188.646	13.63	3,655,411
Qualified XII (0.40)	525,706.880	20.69	10,876,875
Qualified XII (0.45)	215.679	13.53	2,918
Qualified XII (0.50)	783,936.874	14.01	10,982,956
Qualified XII (0.55)	215,261.996	13.42	2,888,816
Qualified XII (0.60)	149,572.135	13.37	1,999,779
Qualified XII (0.65)	76,287.434	13.32	1,016,149
Qualified XII (0.70)	472,994.628	13.27	6,276,639
Qualified XII (0.75)	459,602.395	13.22	6,075,944
Qualified XII (0.80)	1,542,810.892	14.37	22,170,193
Qualified XII (0.85)	749,147.695	20.08	15,042,886
Qualified XII (0.90)	62,912.591	14.03	882,664
Qualified XII (0.95)	697,110.194	19.89	13,865,522
Qualified XII (1.00)	1,483,669.651	19.79	29,361,822
Qualified XII (1.05)	239,650.072	19.70	4,721,106
Qualified XII (1.10)	147,293.045	19.60	2,886,944
Qualified XII (1.15)	97,135.691	19.51	1,895,117
Qualified XII (1.20)	47,940.817	19.42	931,011

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Equity-Income Portfolio - Initial Class (continued)			
Qualified XII (1.25)	233.949	$ 11.81	$ 2,763
Qualified XII (1.25)	131,012.754	19.32	2,531,166
Qualified XII (1.30)	7,450.723	19.23	143,277
Qualified XII (1.35)	7,389.829	19.14	141,441
Qualified XII (1.40)	43,295.272	19.05	824,775
Qualified XII (1.45)	8,278.293	18.95	156,874
Qualified XII (1.50)	6,966.249	18.86	131,383
Qualified XV	34,562.349	23.02	795,625
Qualified XVI	179,189.385	21.92	3,927,831
Qualified XVII	12,633.030	22.40	282,980
Qualified XVIII	25,506.183	28.03	714,938
Qualified XXI	45,682.446	23.25	1,062,117
Qualified XXV	25,941.610	23.00	596,657
Qualified XXVI	25,536.163	22.81	582,480
Qualified XXVII	2,306,989.065	23.77	54,837,130
Qualified XXVIII	1,222,144.563	23.60	28,842,612
Qualified XXXII	31,837.521	12.09	384,916
	19,555,209.581		$ 401,216,970

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Growth Portfolio - Initial Class			
Currently payable annuity contracts:			$ 55,573
Contracts in accumulation period:			
ING MAP PLUS NP26	44.562	$ 10.19	454
ING MAP PLUS NP29	4,144.779	10.17	42,152
Qualified V	1,118.558	17.88	20,000
Qualified VI	7,907,412.358	17.96	142,017,126
Qualified VIII	9,788.980	18.16	177,768
Qualified X (1.15)	298,854.965	25.27	7,552,065
Qualified X (1.25)	756,574.918	24.98	18,899,241
Qualified XII (0.05)	26,333.422	19.00	500,335
Qualified XII (0.15)	87,337.221	10.11	882,979
Qualified XII (0.15)	89,225.444	10.02	894,039
Qualified XII (0.25)	189,017.768	12.25	2,315,468
Qualified XII (0.30)	193,544.898	12.21	2,363,183
Qualified XII (0.35)	508,322.005	12.16	6,181,196
Qualified XII (0.45)	487.133	12.07	5,880
Qualified XII (0.50)	501,786.214	12.63	6,337,560
Qualified XII (0.55)	318,529.194	11.98	3,815,980
Qualified XII (0.60)	240,015.247	11.93	2,863,382
Qualified XII (0.65)	170,019.457	11.89	2,021,531
Qualified XII (0.70)	620,174.424	11.84	7,342,865
Qualified XII (0.75)	961,412.266	11.80	11,344,665
Qualified XII (0.80)	1,159,131.981	12.87	14,918,029
Qualified XII (0.85)	1,260,755.911	16.93	21,344,598
Qualified XII (0.90)	89,121.650	12.47	1,111,347
Qualified XII (0.95)	831,960.475	16.77	13,951,977
Qualified XII (1.00)	2,208,212.279	16.68	36,832,981
Qualified XII (1.05)	358,146.799	16.60	5,945,237
Qualified XII (1.10)	220,215.074	16.52	3,637,953
Qualified XII (1.15)	90,463.398	16.45	1,488,123
Qualified XII (1.20)	86,202.103	16.37	1,411,128
Qualified XII (1.25)	676.953	11.17	7,562
Qualified XII (1.25)	115,218.494	16.29	1,876,909
Qualified XII (1.30)	14,732.532	16.21	238,814
Qualified XII (1.35)	16,794.811	16.13	270,900
Qualified XII (1.40)	39,798.964	16.05	638,773
Qualified XII (1.45)	4,549.139	15.98	72,695
Qualified XII (1.50)	9,969.891	15.90	158,521
Qualified XV	33,625.207	18.45	620,385
Qualified XVI	217,068.664	17.57	3,813,896
Qualified XVII	8,863.191	17.96	159,183
Qualified XVIII	37,065.122	24.98	925,887
Qualified XXI	95,309.953	18.64	1,776,578
Qualified XXV	56,318.549	18.43	1,037,951
Qualified XXVI	42,063.055	18.29	769,333
Qualified XXXII	43,859.471	11.02	483,331
Qualified XXXIII (0.65)	6,815.039	9.98	68,014
	19,931,082.518		$ 329,193,547

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP High Income Portfolio - Initial Class			
Currently payable annuity contracts:			$ 86,470
Contracts in accumulation period:			
Qualified XXVII	484,033.564	$ 9.19	4,448,268
Qualified XXVIII	163,066.884	9.12	1,487,170
	647,100.448		$ 6,021,908
Fidelity® VIP Index 500 Portfolio - Initial Class			
Contracts in accumulation period:			
Qualified XXVII	4,282,810.493	$ 24.42	$ 104,586,232
Qualified XXVIII	496,171.136	24.25	12,032,150
	4,778,981.629		$ 116,618,382

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Overseas Portfolio - Initial Class			
Contracts in accumulation period:			
Qualified V	386.309	$ 17.31	$ 6,687
Qualified VI	1,136,642.932	17.60	20,004,916
Qualified VIII	794.973	17.59	13,984
Qualified X (1.15)	65,956.197	18.35	1,210,296
Qualified X (1.25)	112,162.208	18.13	2,033,501
Qualified XII (0.05)	17,089.447	18.63	318,376
Qualified XII (0.15)	4,523.579	14.64	66,225
Qualified XII (0.15)	9,319.483	14.52	135,319
Qualified XII (0.25)	41,668.770	13.07	544,611
Qualified XII (0.30)	51,279.886	13.02	667,664
Qualified XII (0.35)	28,265.972	12.97	366,610
Qualified XII (0.45)	44.249	12.87	569
Qualified XII (0.50)	89,332.738	13.83	1,235,472
Qualified XII (0.55)	30,482.884	12.77	389,266
Qualified XII (0.60)	23,641.160	12.72	300,716
Qualified XII (0.65)	22,665.414	12.68	287,397
Qualified XII (0.70)	58,636.747	12.63	740,582
Qualified XII (0.75)	40,421.396	12.58	508,501
Qualified XII (0.80)	208,992.949	14.00	2,925,901
Qualified XII (0.85)	104,662.484	17.48	1,829,500
Qualified XII (0.90)	9,833.172	13.92	136,878
Qualified XII (0.95)	121,639.150	17.32	2,106,790
Qualified XII (1.00)	159,581.238	17.23	2,749,585
Qualified XII (1.05)	25,154.198	17.15	431,394
Qualified XII (1.10)	29,078.453	17.07	496,369
Qualified XII (1.15)	17,244.613	16.99	292,986
Qualified XII (1.20)	9,271.605	16.90	156,690
Qualified XII (1.25)	17,719.842	16.82	298,048
Qualified XII (1.30)	6,771.253	16.74	113,351
Qualified XII (1.35)	3,682.431	16.66	61,349
Qualified XII (1.40)	5,314.235	16.58	88,110
Qualified XII (1.45)	1,874.930	16.50	30,936
Qualified XII (1.50)	554.429	16.42	9,104
Qualified XV	7,709.334	18.09	139,462
Qualified XVI	34,281.295	17.22	590,324
Qualified XVII	2,817.370	17.60	49,586
Qualified XVIII	4,537.656	18.13	82,268
Qualified XXI	8,187.222	18.27	149,581
Qualified XXV	5,856.649	18.07	105,830
Qualified XXVI	3,004.821	17.93	53,876
Qualified XXVII	303,047.801	9.82	2,975,929
Qualified XXXII	3,975.992	13.89	55,227
	2,828,107.466		$ 44,759,766

Division/Contract	Units	Unit Value	Extended Value
Mutual Discovery Fund - Class R			
Contracts in accumulation period:			
ING MAP PLUS NP12	14,770.877	$ 13.27	$ 196,010
ING MAP PLUS NP13	601.014	13.26	7,969
ING MAP PLUS NP14	11,173.425	13.25	148,048
ING MAP PLUS NP17	43.737	13.21	578
ING MAP PLUS NP20	2,484.670	13.17	32,723
ING MAP PLUS NP21	11,619.748	13.16	152,916
ING MAP PLUS NP22	886.240	13.15	11,654
ING MAP PLUS NP26	7.588	13.10	99
ING MAP PLUS NP27	8,961.828	13.09	117,310
ING MAP PLUS NP32	6.880	13.02	90
	50,556.007		$ 667,397
Franklin Small-Mid Cap Growth Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP13	1,606.258	$ 11.98	$ 19,243
ING MAP PLUS NP14	84.191	11.97	1,008
ING MAP PLUS NP17	229.977	11.93	2,744
ING MAP PLUS NP21	17,246.764	11.89	205,064
ING MAP PLUS NP24	646.835	11.85	7,665
ING MAP PLUS NP26	58.379	11.83	691
ING MAP PLUS NP28	6,833.923	11.81	80,709
ING MAP PLUS NP29	38.198	11.80	451
	26,744.525		$ 317,575

Division/Contract	Units	Unit Value	Extended Value
Franklin Small Cap Value Securities Fund - Class 2			
Currently payable annuity contracts:			$ 886,936
Contracts in accumulation period:			
ING MAP PLUS NP13	14,855.809	$ 13.17	195,651
ING MAP PLUS NP16	834.187	13.14	10,961
ING MAP PLUS NP17	80.017	13.12	1,050
ING MAP PLUS NP21	50.421	13.07	659
ING MAP PLUS NP23	272.451	13.05	3,555
ING MAP PLUS NP24	530.954	13.04	6,924
ING MAP PLUS NP26	1,018.692	13.01	13,253
ING MAP PLUS NP30	186.110	12.96	2,412
Qualified V	153.692	15.69	2,411
Qualified VI	1,456,157.641	15.80	23,007,291
Qualified X (1.15)	57,876.004	15.87	918,492
Qualified X (1.25)	195,468.606	15.80	3,088,404
Qualified XII (0.15)	3,511.257	16.51	57,971
Qualified XII (0.35)	4,212.007	16.45	69,288
Qualified XII (0.50)	18,025.360	16.34	294,534
Qualified XII (0.55)	39,002.544	16.30	635,741
Qualified XII (0.60)	55,654.461	16.26	904,942
Qualified XII (0.65)	54,946.259	16.23	891,778
Qualified XII (0.70)	90,577.209	16.19	1,466,445
Qualified XII (0.75)	24,593.237	16.16	397,427
Qualified XII (0.80)	115,359.308	16.12	1,859,592
Qualified XII (0.85)	316,485.134	16.08	5,089,081
Qualified XII (0.90)	11,193.607	16.05	179,657
Qualified XII (0.95)	152,126.585	16.01	2,435,547
Qualified XII (1.00)	678,627.841	15.98	10,844,473
Qualified XII (1.05)	42,783.811	15.94	681,974
Qualified XII (1.10)	29,405.438	15.91	467,841
Qualified XII (1.15)	15,286.093	15.87	242,590
Qualified XII (1.20)	8,090.984	15.83	128,080
Qualified XII (1.25)	120.960	13.30	1,609
Qualified XII (1.25)	38,988.548	15.80	616,019
Qualified XII (1.30)	5,018.194	15.76	79,087
Qualified XII (1.35)	4,817.504	15.73	75,779
Qualified XII (1.40)	6,764.050	15.69	106,128
Qualified XII (1.45)	680.492	15.66	10,657
Qualified XII (1.50)	683.316	15.62	10,673

Division/Contract	Units	Unit Value	Extended Value
Franklin Small Cap Value Securities Fund - Class 2			
(continued)			
Qualified XV	3,704.994	$ 16.01	$ 59,317
Qualified XVI	37,840.545	15.62	591,069
Qualified XVII	9,188.064	15.80	145,171
Qualified XVIII	9,099.745	15.80	143,776
Qualified XXI	38,869.357	16.12	626,574
Qualified XXV	12,498.345	16.16	201,973
Qualified XXVI	23,976.144	16.05	384,817
Qualified XXVII	298,924.786	17.59	5,258,087
Qualified XXVIII	588,508.624	15.06	8,862,940
Qualified XXXII	4,500.673	13.59	61,164
Qualified XXXIII (0.65)	17,771.646	16.31	289,856
	4,489,321.706		$ 72,309,656
Hibernia Mid Cap Equity Fund - Class A			
Contracts in accumulation period:			
Qualified XII (0.80)	3,496.764	$ 12.30	$ 43,010
Qualified XII (0.85)	6,649.509	12.29	81,722
	10,146.273		$ 124,732
ING Financial Services Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP11	1,049.063	$ 11.66	$ 12,232
ING MAP PLUS NP14	3,329.359	11.63	38,720
	4,378.422		$ 50,952

Division/Contract	Units	Unit Value	Extended Value
ING Real Estate Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP12	3,366.866	$ 14.23	$ 47,911
ING MAP PLUS NP13	22,148.379	14.22	314,950
ING MAP PLUS NP14	5,100.118	14.20	72,422
ING MAP PLUS NP15	1,074.774	14.19	15,251
ING MAP PLUS NP17	5,232.105	14.16	74,087
ING MAP PLUS NP19	1,034.403	14.13	14,616
ING MAP PLUS NP21	8,697.171	14.11	122,717
ING MAP PLUS NP23	2,991.458	14.08	42,120
ING MAP PLUS NP24	200.355	14.07	2,819
ING MAP PLUS NP26	703.635	14.04	9,879
ING MAP PLUS NP27	15,020.149	14.03	210,733
ING MAP PLUS NP29	1,401.596	14.00	19,622
ING MAP PLUS NP30	412.936	13.99	5,777
ING MAP PLUS NP6	108.877	14.31	1,558
	67,492.822		$ 954,462
ING GNMA Income Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP12	2,944.748	$ 10.38	$ 30,566
ING MAP PLUS NP13	5,644.491	10.37	58,533
ING MAP PLUS NP15	7,969.850	10.35	82,488
ING MAP PLUS NP17	12,107.416	10.33	125,070
ING MAP PLUS NP19	1,823.112	10.31	18,796
ING MAP PLUS NP21	3,736.321	10.29	38,447
ING MAP PLUS NP23	166.315	10.27	1,708
ING MAP PLUS NP27	13,839.797	10.23	141,581
ING MAP PLUS NP29	1,094.052	10.21	11,170
ING MAP PLUS NP30	6,172.862	10.20	62,963
ING MAP PLUS NP32	3,397.375	10.18	34,585
ING MAP PLUS NP6	9,999.613	10.44	104,396
ING MAP PLUS NP7	148.760	10.43	1,552
Qualified XII (1.00)	5.557	10.11	56
	69,050.269		$ 711,911

Division/Contract	Units	Unit Value	Extended Value
ING Intermediate Bond Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP10	24,426.126	$ 10.52	$ 256,963
ING MAP PLUS NP11	7,602.145	10.51	79,899
ING MAP PLUS NP13	5,536.172	10.49	58,074
ING MAP PLUS NP14	4,709.885	10.48	49,360
ING MAP PLUS NP17	9,405.189	10.45	98,284
ING MAP PLUS NP19	14,798.533	10.43	154,349
ING MAP PLUS NP20	3,035.887	10.42	31,634
ING MAP PLUS NP21	5,862.233	10.41	61,026
ING MAP PLUS NP22	882.781	10.40	9,181
ING MAP PLUS NP24	2,820.904	10.38	29,281
ING MAP PLUS NP32	65.084	10.31	671
	79,144.939		$ 828,722
ING GET Fund - Series L			
Contracts in accumulation period:			
Qualified XXVII	60,582.229	$ 10.39	$ 629,449
	60,582.229		$ 629,449
ING GET Fund - Series Q			
Contracts in accumulation period:			
Qualified XXVII	302,605.976	$ 10.60	$ 3,207,623
	302,605.976		$ 3,207,623

Division/Contract	Units	Unit Value	Extended Value
ING GET Fund - Series S			
Contracts in accumulation period:			
Qualified VI	563,900.743	$ 10.65	$ 6,005,543
Qualified X (1.15)	36,932.392	10.65	393,330
Qualified X (1.25)	92,807.962	10.65	988,405
Qualified XII (0.15)	5,817.469	11.01	64,050
Qualified XII (0.15)	7,788.608	11.13	86,687
Qualified XII (0.25)	20,715.962	11.13	230,569
Qualified XII (0.50)	55,959.655	11.03	617,235
Qualified XII (0.75)	119.980	10.93	1,311
Qualified XII (0.80)	5,128.640	10.91	55,953
Qualified XII (0.85)	80.388	10.89	875
Qualified XII (0.95)	11,512.008	10.85	124,905
Qualified XII (1.00)	22,361.054	10.83	242,170
Qualified XII (1.05)	84,356.574	10.81	911,895
Qualified XII (1.10)	17,895.762	10.79	193,095
Qualified XII (1.20)	7,137.515	10.76	76,800
Qualified XII (1.25)	203,482.358	10.74	2,185,401
Qualified XII (1.35)	6,762.821	10.70	72,362
Qualified XII (1.40)	18,983.182	10.68	202,740
Qualified XII (1.55)	615.391	10.62	6,535
Qualified XII (1.65)	127.597	10.58	1,350
Qualified XVI	6,693.049	10.55	70,612
Qualified XVIII	14,676.229	10.66	156,449
Qualified XXI	174.354	10.82	1,887
Qualified XXV	439.750	10.90	4,793
Qualified XXVII	172,990.876	10.74	1,857,922
Qualified XXXII	1,377.617	10.19	14,038
	1,358,837.936		$ 14,566,912

Division/Contract	Units	Unit Value	Extended Value
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	32,808.727	$ 12.47	$ 409,125
Qualified XII (0.50)	791.346	12.54	9,923
Qualified XII (0.55)	760.067	12.53	9,524
Qualified XII (0.60)	1,244.722	12.53	15,596
Qualified XII (0.65)	77.030	12.52	964
Qualified XII (0.70)	239.320	12.52	2,996
Qualified XII (0.75)	3.755	12.51	47
Qualified XII (0.80)	8,783.040	12.51	109,876
Qualified XII (0.85)	1,401.122	12.51	17,528
Qualified XII (0.90)	11.326	12.50	142
Qualified XII (0.95)	171.750	12.50	2,147
Qualified XII (1.00)	34,204.471	12.49	427,214
Qualified XII (1.05)	0.469	12.49	6
Qualified XII (1.10)	138.834	12.48	1,733
Qualified XII (1.15)	1,448.413	12.48	18,076
Qualified XII (1.20)	1.513	12.48	19
Qualified XII (1.25)	86.575	12.47	1,080
Qualified XII (1.40)	13.039	12.46	162
Qualified XVI	7.982	12.45	99
Qualified XVII	5,428.992	12.47	67,700
Qualified XXVI	189.870	12.50	2,373
	87,812.363		$ 1,096,330

Division/Contract	Units	Unit Value	Extended Value
ING Evergreen Health Sciences Portfolio - Class S			
Contracts in accumulation period:			
Qualified VI	65,568.091	$ 11.21	$ 735,018
Qualified XII (0.15)	248.469	11.29	2,805
Qualified XII (0.50)	110.426	11.26	1,243
Qualified XII (0.55)	187.242	11.26	2,108
Qualified XII (0.60)	807.238	11.26	9,090
Qualified XII (0.65)	140.821	11.25	1,584
Qualified XII (0.70)	3,413.876	11.25	38,406
Qualified XII (0.75)	7.191	11.24	81
Qualified XII (0.80)	15,817.834	11.24	177,792
Qualified XII (0.85)	1,175.520	11.24	13,213
Qualified XII (0.90)	784.598	11.23	8,811
Qualified XII (0.95)	4,286.284	11.23	48,135
Qualified XII (1.00)	29,858.296	11.22	335,010
Qualified XII (1.05)	2,145.829	11.22	24,076
Qualified XII (1.10)	21.048	11.22	236
Qualified XII (1.15)	173.633	11.21	1,946
Qualified XII (1.20)	0.698	11.21	8
Qualified XII (1.25)	1,446.831	11.21	16,219
Qualified XII (1.40)	206.201	11.19	2,307
Qualified XV	48.675	11.23	547
Qualified XVI	1,081.740	11.19	12,105
Qualified XXI	1,334.468	11.24	14,999
Qualified XXVI	3.604	11.23	40
	128,868.613		$ 1,445,779

Division/Contract	Units	Unit Value	Extended Value
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class			

Division/Contract	Units	Unit Value	Extended Value
ING FMR^SM Diversified Mid Cap Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP13	198.388	$ 11.87	$ 2,355
ING MAP PLUS NP15	975.344	11.86	11,568
ING MAP PLUS NP17	81.048	11.85	960
Qualified VI	233,020.647	11.82	2,754,304
Qualified XII (0.50)	18,064.623	11.88	214,608
Qualified XII (0.55)	639.652	11.88	7,599
Qualified XII (0.60)	549.577	11.88	6,529
Qualified XII (0.65)	267.355	11.87	3,174
Qualified XII (0.70)	1,199.233	11.87	14,235
Qualified XII (0.75)	2,711.492	11.86	32,158
Qualified XII (0.80)	26,415.623	11.86	313,289
Qualified XII (0.85)	9,192.178	11.86	109,019
Qualified XII (0.90)	642.762	11.85	7,617
Qualified XII (0.95)	9,185.621	11.85	108,850
Qualified XII (1.00)	65,895.742	11.84	780,206
Qualified XII (1.05)	1,598.858	11.84	18,930
Qualified XII (1.10)	562.202	11.84	6,656
Qualified XII (1.15)	2,894.902	11.83	34,247
Qualified XII (1.20)	595.544	11.83	7,045
Qualified XII (1.25)	3,997.999	11.82	47,256
Qualified XV	219.222	11.85	2,598
Qualified XVI	4,234.766	11.80	49,970
Qualified XXI	213.147	11.86	2,528
Qualified XXV	2,631.804	11.86	31,213
Qualified XXVI	3,713.816	11.85	44,009
	389,701.545		$ 4,610,923
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class			
Contracts in accumulation period:			
Qualified XXVII	821,240.578	$ 11.39	$ 9,353,930
Qualified XXVIII	574,931.636	11.39	6,548,471
	1,396,172.214		$ 15,902,401

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Emerging Markets Equity Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	293,009.310	$ 13.40	$ 3,926,325
Qualified XII (0.15)	2,045.283	13.50	27,611
Qualified XII (0.50)	4,930.357	13.47	66,412
Qualified XII (0.55)	1,241.045	13.47	16,717
Qualified XII (0.60)	5,709.272	13.46	76,847
Qualified XII (0.65)	35.299	13.46	475
Qualified XII (0.70)	5,768.022	13.45	77,580
Qualified XII (0.75)	5,359.949	13.45	72,091
Qualified XII (0.80)	44,087.182	13.45	592,973
Qualified XII (0.85)	15,290.512	13.44	205,504
Qualified XII (0.90)	829.064	13.44	11,143
Qualified XII (0.95)	6,921.244	13.43	92,952
Qualified XII (1.00)	63,577.721	13.43	853,849
Qualified XII (1.05)	5,900.393	13.42	79,183
Qualified XII (1.10)	2,567.871	13.42	34,461
Qualified XII (1.15)	2,732.976	13.41	36,649
Qualified XII (1.20)	578.427	13.41	7,757
Qualified XII (1.25)	4,853.278	13.40	65,034
Qualified XII (1.35)	592.293	13.40	7,937
Qualified XII (1.40)	2,382.379	13.39	31,900
Qualified XII (1.45)	90.352	13.39	1,210
Qualified XV	5,301.778	13.43	71,203
Qualified XVI	21,726.275	13.38	290,698
Qualified XVII	793.143	13.40	10,628
Qualified XXI	3,321.628	13.45	44,676
Qualified XXV	7,658.396	13.45	103,005
Qualified XXVI	5,084.450	13.44	68,335
	512,387.899		$ 6,873,155

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Small Cap Equity Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	18,756.322	$ 11.29	$ 211,759
Qualified XII (0.15)	629.947	11.38	7,169
Qualified XII (0.50)	0.524	11.35	6
Qualified XII (0.70)	42.401	11.34	481
Qualified XII (0.75)	5.801	11.33	66
Qualified XII (0.85)	32.982	11.33	374
Qualified XII (0.90)	2,290.788	11.32	25,932
Qualified XII (0.95)	196.746	11.32	2,227
Qualified XII (1.00)	2,084.030	11.31	23,570
Qualified XII (1.05)	197.897	11.31	2,238
Qualified XII (1.15)	458.459	11.30	5,181
Qualified XII (1.25)	68.551	11.29	774
Qualified XII (1.40)	20.108	11.28	227
Qualified XXI	70.414	11.33	798
Qualified XXVI	90.331	11.32	1,023
	24,945.301		$ 281,825

Division/Contract	Units	Unit Value	Extended Value
ING Julius Baer Foreign Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	366,954.058	$ 13.31	$ 4,884,159
Qualified X (1.15)	7,239.601	13.84	100,196
Qualified X (1.25)	29,535.767	13.82	408,184
Qualified XII (0.00)	2,879.722	13.58	39,107
Qualified XII (0.30)	15.956	13.52	216
Qualified XII (0.55)	4,470.975	13.46	60,179
Qualified XII (0.60)	472.152	13.45	6,350
Qualified XII (0.65)	2,812.188	13.44	37,796
Qualified XII (0.70)	13,308.334	13.43	178,731
Qualified XII (0.75)	416.457	13.42	5,589
Qualified XII (0.80)	29,871.604	13.41	400,578
Qualified XII (0.85)	22,018.601	13.40	295,049
Qualified XII (0.90)	1,660.147	13.39	22,229
Qualified XII (0.95)	20,784.067	13.38	278,091
Qualified XII (1.00)	121,726.724	13.36	1,626,269
Qualified XII (1.05)	6,505.923	13.35	86,854
Qualified XII (1.10)	2,384.349	13.34	31,807
Qualified XII (1.15)	6,690.385	13.33	89,183
Qualified XII (1.20)	1,703.810	13.32	22,695
Qualified XII (1.25)	596.598	13.95	8,323
Qualified XII (1.25)	6,366.563	13.31	84,739
Qualified XII (1.30)	0.307	13.30	4
Qualified XII (1.35)	6.430	13.29	85
Qualified XII (1.40)	842.556	13.28	11,189
Qualified XII (1.45)	10.046	13.26	133
Qualified XII (1.50)	450.645	13.25	5,971
Qualified XVI	4,895.243	13.25	64,862
Qualified XVII	592.219	13.36	7,912
Qualified XVIII	1,718.862	13.86	23,823
Qualified XXI	457.113	13.41	6,130
Qualified XXV	80.480	13.44	1,082
Qualified XXXII	214.318	13.82	2,962
	657,682.200		$ 8,790,477

Division/Contract	Units	Unit Value	Extended Value
ING Legg Mason Value Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP23	35.248	$ 11.49	$ 405
Qualified VI	72,660.081	11.48	834,138
Qualified XII (0.15)	2,784.920	11.57	32,222
Qualified XII (0.50)	541.647	11.54	6,251
Qualified XII (0.65)	248.641	11.53	2,867
Qualified XII (0.70)	1,023.808	11.53	11,805
Qualified XII (0.85)	2,993.106	11.51	34,451
Qualified XII (0.90)	3,588.982	11.51	41,309
Qualified XII (0.95)	4,491.429	11.51	51,696
Qualified XII (1.00)	48,646.765	11.50	559,438
Qualified XII (1.05)	4,570.478	11.50	52,560
Qualified XII (1.10)	956.701	11.49	10,992
Qualified XII (1.15)	549.193	11.49	6,310
Qualified XII (1.20)	102.795	11.49	1,181
Qualified XII (1.25)	883.572	11.48	10,143
Qualified XII (1.40)	2,035.269	11.47	23,345
Qualified XII (1.45)	19.237	11.47	221
Qualified XII (1.50)	268.038	11.46	3,072
Qualified XIII	1,053.136	11.52	12,132
Qualified XVI	476.115	11.46	5,456
	147,929.161		$ 1,699,994
ING Marsico Growth Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP13	216.111	$ 11.43	$ 2,470
ING MAP PLUS NP21	376.852	11.40	4,296
Qualified VI	64,048.010	11.39	729,507
Qualified XII (0.15)	774.092	11.47	8,879
Qualified XII (0.50)	5,771.796	11.44	66,029
Qualified XII (0.60)	331.879	11.44	3,797
Qualified XII (0.70)	678.204	11.43	7,752
Qualified XII (0.75)	1,102.374	11.42	12,589
Qualified XII (0.80)	10,731.430	11.42	122,553
Qualified XII (0.85)	1,853.609	11.42	21,168
Qualified XII (0.90)	4.730	11.41	54
Qualified XII (0.95)	3,536.852	11.41	40,355
Qualified XII (1.00)	8,045.133	11.40	91,715
Qualified XII (1.05)	1.700	11.40	19
Qualified XII (1.10)	41.392	11.40	472
Qualified XII (1.15)	2,490.793	11.39	28,370
Qualified XII (1.20)	46.304	11.39	527
Qualified XII (1.25)	780.013	11.39	8,884
Qualified XII (1.40)	2.083	11.37	24
Qualified XII (1.45)	20.200	11.37	230
Qualified XV	831.677	11.41	9,489
Qualified XVI	27.480	11.37	312
	101,712.714		$ 1,159,491

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Marsico International Opportunities Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP26	113.330	$ 12.42	$ 1,408
Qualified VI	29,594.425	12.43	367,859
Qualified XII (0.70)	1,837.471	12.48	22,932
Qualified XII (0.75)	16.077	12.47	200
Qualified XII (0.80)	40,087.343	12.47	499,889
Qualified XII (0.85)	5,781.982	12.46	72,044
Qualified XII (0.90)	238.862	12.46	2,976
Qualified XII (0.95)	651.163	12.46	8,113
Qualified XII (1.00)	20,562.039	12.45	255,997
Qualified XII (1.05)	206.938	12.45	2,576
Qualified XII (1.10)	359.711	12.44	4,475
Qualified XII (1.15)	1,213.887	12.44	15,101
Qualified XII (1.25)	828.455	12.43	10,298
Qualified XII (1.40)	15.849	12.42	197
Qualified XV	397.153	12.46	4,949
Qualified XVI	5,949.425	12.41	73,832
Qualified XXI	114.876	12.47	1,433
Qualified XXV	205.409	12.47	2,561
Qualified XXVI	75.942	12.46	946
	108,250.337		$ 1,347,786

Division/Contract	Units	Unit Value	Extended Value
ING MFS Total Return Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP13	14,377.976	$ 11.09	$ 159,452
ING MAP PLUS NP14	25,825.444	11.08	286,146
ING MAP PLUS NP17	120.841	11.05	1,335
ING MAP PLUS NP23	316.344	10.98	3,473
ING MAP PLUS NP26	7.403	10.95	81
Qualified V	230.310	12.54	2,888
Qualified VI	1,519,367.854	13.12	19,934,106
Qualified X (1.15)	3,244.540	11.18	36,274
Qualified X (1.25)	76,601.332	11.16	854,871
Qualified XII (0.15)	4.247	12.86	55
Qualified XII (0.15)	2,295.897	12.96	29,755
Qualified XII (0.40)	276.896	13.66	3,782
Qualified XII (0.50)	19,365.796	13.61	263,568
Qualified XII (0.55)	22,240.697	13.61	302,696
Qualified XII (0.60)	16,161.818	13.59	219,639
Qualified XII (0.65)	7,647.940	13.57	103,783
Qualified XII (0.70)	48,227.669	13.56	653,967
Qualified XII (0.75)	9,979.964	13.54	135,129
Qualified XII (0.80)	180,292.356	13.50	2,433,947
Qualified XII (0.85)	84,096.510	13.47	1,132,780
Qualified XII (0.90)	9,016.433	13.47	121,451
Qualified XII (0.95)	122,825.847	13.43	1,649,551
Qualified XII (1.00)	674,915.025	13.42	9,057,360
Qualified XII (1.05)	21,114.582	13.40	282,935
Qualified XII (1.10)	89,822.010	13.38	1,201,819
Qualified XII (1.15)	22,326.749	13.37	298,509
Qualified XII (1.20)	7,215.843	13.35	96,332
Qualified XII (1.25)	3,189.336	11.34	36,167
Qualified XII (1.25)	65,612.416	13.33	874,614
Qualified XII (1.30)	2,566.227	13.32	34,182
Qualified XII (1.35)	2,387.814	13.30	31,758
Qualified XII (1.40)	13,468.339	13.28	178,860
Qualified XII (1.45)	1,688.387	13.27	22,405
Qualified XII (1.50)	361.325	13.25	4,788
Qualified XV	613.292	12.69	7,783
Qualified XVI	26,688.190	13.03	347,747
Qualified XVII	8,976.365	12.59	113,012
Qualified XXI	5,112.999	12.74	65,140
Qualified XXV	534.769	12.76	6,824
Qualified XXVI	20,712.720	12.71	263,259
Qualified XXXII	2,595.299	11.16	28,964
	3,132,425.801		$ 41,281,187

Division/Contract	Units	Unit Value	Extended Value
ING MFS Utilities Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	50,344.989	$ 11.41	$ 574,436
Qualified XII (0.50)	301.669	11.47	3,460
Qualified XII (0.60)	735.158	11.46	8,425
Qualified XII (0.70)	10,300.352	11.45	117,939
Qualified XII (0.75)	71.452	11.45	818
Qualified XII (0.80)	2,231.316	11.44	25,526
Qualified XII (0.85)	5,491.403	11.44	62,822
Qualified XII (0.90)	8.822	11.44	101
Qualified XII (0.95)	9,213.654	11.43	105,312
Qualified XII (1.00)	14,971.206	11.43	171,121
Qualified XII (1.10)	1,223.947	11.42	13,977
Qualified XII (1.15)	129.892	11.42	1,483
Qualified XII (1.25)	413.895	11.41	4,723
Qualified XII (1.45)	28.696	11.39	327
Qualified XV	1,026.871	11.43	11,737
Qualified XVI	3,735.359	11.39	42,546
Qualified XXI	3,242.736	11.44	37,097
Qualified XXV	760.092	11.45	8,703
	104,231.509		$ 1,190,553
ING Oppenheimer Main Street Portfolio® - Service Class			
Contracts in accumulation period:			
Qualified VI	7,595.527	$ 10.98	$ 83,399
Qualified XII (0.70)	25.601	11.02	282
Qualified XII (0.85)	914.048	11.01	10,064
Qualified XII (0.90)	6.457	11.00	71
Qualified XII (0.95)	454.875	11.00	5,004
Qualified XII (1.00)	2,543.136	11.00	27,975
Qualified XII (1.05)	849.896	10.99	9,340
Qualified XII (1.10)	21.608	10.99	237
Qualified XII (1.20)	0.112	10.98	1
Qualified XII (1.25)	157.215	10.98	1,726
Qualified XII (1.40)	950.704	10.97	10,429
Qualified XII (1.45)	8.780	10.96	96
Qualified XVI	3,947.161	10.96	43,261
Qualified XXI	1,966.635	11.01	21,653
	19,441.755		$ 213,538

Division/Contract	Units	Unit Value	Extended Value
ING PIMCO High Yield Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	82,108.315	$ 10.48	$ 860,495
Qualified XII (0.15)	1,026.726	10.56	10,842
Qualified XII (0.50)	995.415	10.54	10,492
Qualified XII (0.60)	2,469.876	10.53	26,008
Qualified XII (0.70)	5,419.473	10.52	57,013
Qualified XII (0.75)	6.759	10.52	71
Qualified XII (0.80)	13,174.090	10.51	138,460
Qualified XII (0.85)	2,448.638	10.51	25,735
Qualified XII (0.90)	757.737	10.51	7,964
Qualified XII (0.95)	2,243.485	10.50	23,557
Qualified XII (1.00)	17,239.013	10.50	181,010
Qualified XII (1.05)	622.967	10.50	6,541
Qualified XII (1.10)	145.745	10.49	1,529
Qualified XII (1.15)	2,233.446	10.49	23,429
Qualified XII (1.20)	185.566	10.49	1,947
Qualified XII (1.25)	266.057	10.48	2,788
Qualified XII (1.40)	524.234	10.47	5,489
Qualified XV	593.096	10.50	6,228
Qualified XVI	68.577	10.46	717
Qualified XXI	712.615	10.51	7,490
Qualified XXV	1,702.175	10.52	17,907
Qualified XXVI	174.117	10.51	1,830
	135,118.122		$ 1,417,542
ING Stock Index Portfolio - Institutional Class			
Contracts in accumulation period:			
Qualified XII (0.00)	2,148,427.035	$ 11.56	$ 24,835,817
Qualified XII (0.40)	30.755	11.48	353
Qualified XII (0.80)	17,570.192	11.41	200,476
	2,166,027.982		$ 25,036,646

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Capital Appreciation Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP15	2,358.132	$ 10.97	$ 25,869
ING MAP PLUS NP21	19,242.467	10.94	210,513
Qualified VI	1,031,528.954	10.93	11,274,611
Qualified XII (0.15)	1,579.874	11.01	17,394
Qualified XII (0.50)	11,276.941	10.99	123,934
Qualified XII (0.60)	6,162.565	10.98	67,665
Qualified XII (0.65)	13.079	10.98	144
Qualified XII (0.70)	10,860.345	10.97	119,138
Qualified XII (0.75)	7,319.387	10.97	80,294
Qualified XII (0.80)	79,877.991	10.97	876,262
Qualified XII (0.85)	30,644.631	10.96	335,865
Qualified XII (0.90)	1,515.251	10.96	16,607
Qualified XII (0.95)	52,629.894	10.95	576,297
Qualified XII (1.00)	402,362.261	10.95	4,405,867
Qualified XII (1.05)	8,282.317	10.95	90,691
Qualified XII (1.10)	10,344.132	10.94	113,165
Qualified XII (1.15)	5,220.952	10.94	57,117
Qualified XII (1.20)	451.557	10.94	4,940
Qualified XII (1.25)	3,399.363	10.93	37,155
Qualified XII (1.25)	26,001.978	10.93	284,202
Qualified XII (1.35)	6.839	10.93	75
Qualified XII (1.40)	2,265.458	10.92	24,739
Qualified XII (1.45)	36.847	10.92	402
Qualified XII (1.50)	844.118	10.91	9,209
Qualified XV	179.244	10.95	1,963
Qualified XVI	23,801.705	10.91	259,677
Qualified XVII	867.631	10.93	9,483
Qualified XXI	3,552.605	10.97	38,972
Qualified XXV	6,680.168	10.97	73,281
Qualified XXVI	2,607.797	10.96	28,581
	1,751,914.483		$ 19,164,112

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Equity Income Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP10	1,867.204	$ 11.60	$ 21,660
ING MAP PLUS NP11	2,592.869	11.59	30,051
ING MAP PLUS NP13	99.849	11.57	1,155
ING MAP PLUS NP15	9,726.758	11.55	112,344
ING MAP PLUS NP20	26,832.240	11.50	308,571
ING MAP PLUS NP21	820.493	11.48	9,419
ING MAP PLUS NP22	43.491	11.47	499
ING MAP PLUS NP28	11,173.750	11.41	127,492
ING MAP PLUS NP29	111.156	11.40	1,267
ING MAP PLUS NP30	836.788	11.39	9,531
ING MAP PLUS NP6	3,135.342	11.65	36,527
Qualified V	431.136	14.12	6,088
Qualified VI	995,403.701	15.08	15,010,688
Qualified VIII	340.759	14.18	4,832
Qualified X (1.15)	1,483.487	11.65	17,283
Qualified X (1.25)	68,863.741	11.64	801,574
Qualified XII (0.15)	4.987	14.48	72
Qualified XII (0.15)	1,706.246	14.60	24,911
Qualified XII (0.30)	13.463	15.47	208
Qualified XII (0.50)	13,131.486	15.37	201,831
Qualified XII (0.55)	10,755.452	15.37	165,311
Qualified XII (0.60)	9,554.633	15.35	146,664
Qualified XII (0.65)	8,869.963	15.33	135,977
Qualified XII (0.70)	48,012.841	15.31	735,077
Qualified XII (0.75)	9,686.160	15.29	148,101
Qualified XII (0.80)	66,199.886	15.25	1,009,548
Qualified XII (0.85)	81,482.473	15.21	1,239,348
Qualified XII (0.90)	4,885.121	15.21	74,303
Qualified XII (0.95)	1,942,379.437	15.17	29,465,896
Qualified XII (1.00)	190,861.385	15.15	2,891,550
Qualified XII (1.05)	19,570.126	15.13	296,096
Qualified XII (1.10)	31,356.964	15.11	473,804
Qualified XII (1.15)	16,297.593	15.10	246,094
Qualified XII (1.20)	6,566.016	15.08	99,016
Qualified XII (1.25)	569.250	11.78	6,706
Qualified XII (1.25)	21,697.438	15.06	326,763
Qualified XII (1.30)	33.124	15.04	498
Qualified XII (1.35)	897.277	15.02	13,477
Qualified XII (1.40)	4,525.024	15.00	67,875
Qualified XII (1.45)	95.620	14.98	1,432
Qualified XII (1.50)	387.513	14.97	5,801

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Equity Income			
Portfolio - Service Class (continued)			
Qualified XV	2,792.670	$ 14.29	$ 39,907
Qualified XVI	15,678.371	14.98	234,862
Qualified XVII	7,278.510	14.18	103,209
Qualified XVIII	1,257.300	11.68	14,685
Qualified XXI	12,211.230	14.35	175,231
Qualified XXV	849.646	14.37	12,209
Qualified XXVI	3,510.150	14.31	50,230
Qualified XXXII	2,911.610	11.64	33,891
	3,659,791.729		$ 54,939,564
ING Van Kampen Growth and Income Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	327,404.149	$ 11.04	$ 3,614,542
Qualified XII (0.15)	812.826	11.12	9,039
Qualified XII (0.50)	1,679.995	11.10	18,648
Qualified XII (0.60)	1,607.291	11.09	17,825
Qualified XII (0.65)	215.478	11.09	2,390
Qualified XII (0.70)	6,843.989	11.08	75,831
Qualified XII (0.75)	4,811.659	11.08	53,313
Qualified XII (0.80)	167,606.724	11.08	1,857,083
Qualified XII (0.85)	11,182.970	11.07	123,795
Qualified XII (0.90)	392.892	11.07	4,349
Qualified XII (0.95)	12,179.559	11.07	134,828
Qualified XII (1.00)	192,986.697	11.06	2,134,433
Qualified XII (1.05)	1,332.387	11.06	14,736
Qualified XII (1.10)	4,569.888	11.05	50,497
Qualified XII (1.15)	2,792.323	11.05	30,855
Qualified XII (1.20)	162.229	11.05	1,793
Qualified XII (1.25)	4,274.407	11.04	47,189
Qualified XII (1.35)	695.626	11.04	7,680
Qualified XII (1.40)	393.531	11.03	4,341
Qualified XV	15.177	11.07	168
Qualified XVI	10,200.988	11.02	112,415
Qualified XVII	2,773.973	11.04	30,625
Qualified XXI	1,179.412	11.08	13,068
Qualified XXV	2,482.481	11.08	27,506
Qualified XXVI	71.712	11.07	794
	758,668.363		$ 8,387,743

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING International Fund - Class Q			
Contracts in accumulation period:			
ING MAP PLUS NP26	194.746	$ 12.56	$ 2,446
	194.746		$ 2,446
ING International SmallCap Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP13	18,353.149	$ 14.52	$ 266,488
ING MAP PLUS NP26	1,148.365	14.35	16,479
	19,501.514		$ 282,967
ING American Century Large Company Value Portfolio - Service Class			
Currently payable annuity contracts:			$ 21,976
Contracts in accumulation period:			
Qualified VI	151,502.754	$ 13.83	2,095,283
Qualified X (1.15)	17,991.691	11.06	198,988
Qualified X (1.25)	49,767.498	10.74	534,503
Qualified XII (0.15)	1,705.323	14.47	24,676
Qualified XII (0.50)	755.138	14.27	10,776
Qualified XII (0.55)	2,314.708	14.24	32,961
Qualified XII (0.60)	3,640.528	14.21	51,732
Qualified XII (0.65)	5,071.874	14.18	71,919
Qualified XII (0.70)	1,521.714	14.15	21,532
Qualified XII (0.75)	1,654.062	14.12	23,355
Qualified XII (0.80)	2,148.987	14.09	30,279
Qualified XII (0.85)	8,580.393	14.06	120,640
Qualified XII (0.90)	451.115	14.03	6,329
Qualified XII (0.95)	13,140.204	14.01	184,094
Qualified XII (1.00)	40,172.651	13.98	561,614
Qualified XII (1.05)	2,082.594	13.95	29,052
Qualified XII (1.10)	5,135.418	13.92	71,485
Qualified XII (1.15)	815.114	13.89	11,322
Qualified XII (1.20)	899.363	13.86	12,465
Qualified XII (1.25)	5,047.533	13.83	69,807
Qualified XII (1.30)	339.573	13.80	4,686
Qualified XII (1.35)	517.829	13.78	7,136
Qualified XII (1.40)	1,469.123	13.75	20,200
Qualified XII (1.45)	20.745	13.72	285
Qualified XV	1,360.141	14.01	19,056
Qualified XVI	5,280.822	13.69	72,294
Qualified XVIII	629.778	11.13	7,009
Qualified XXI	326.235	14.09	4,597
Qualified XXV	1,243.662	14.12	17,561
Qualified XXVI	4,091.721	14.03	57,407
	329,678.291		$ 4,395,019

Division/Contract	Units	Unit Value	Extended Value
ING American Century Select Portfolio - Initial Class			
Currently payable annuity contracts:			$ 309,667
Contracts in accumulation period:			
Qualified V	1,175.824	$ 10.14	11,923
Qualified VI	6,193,036.439	10.16	62,921,250
Qualified VIII	3,409.569	10.16	34,641
Qualified X (1.15)	82,568.714	10.17	839,724
Qualified X (1.25)	587,981.716	10.16	5,973,894
Qualified XII (0.05)	34,124.589	10.27	350,460
Qualified XII (0.15)	23,272.953	10.26	238,781
Qualified XII (0.15)	60,991.600	10.22	623,334
Qualified XII (0.25)	68,146.676	10.25	698,503
Qualified XII (0.35)	34,201.259	10.24	350,221
Qualified XII (0.40)	596,403.661	10.24	6,107,173
Qualified XII (0.45)	1,596.837	10.23	16,336
Qualified XII (0.50)	373,528.445	10.23	3,821,196
Qualified XII (0.55)	105,920.895	10.22	1,082,512
Qualified XII (0.60)	119,054.718	10.22	1,216,739
Qualified XII (0.65)	33,109.772	10.21	338,051
Qualified XII (0.70)	272,583.985	10.21	2,783,082
Qualified XII (0.75)	233,586.158	10.20	2,382,579
Qualified XII (0.80)	486,078.480	10.20	4,958,001
Qualified XII (0.85)	725,698.070	10.20	7,402,120
Qualified XII (0.90)	44,109.154	10.19	449,472
Qualified XII (0.95)	403,792.149	10.19	4,114,642
Qualified XII (1.00)	1,243,343.111	10.18	12,657,233
Qualified XII (1.05)	190,969.982	10.18	1,944,074
Qualified XII (1.10)	167,082.465	10.17	1,699,229
Qualified XII (1.15)	71,961.524	10.17	731,849
Qualified XII (1.20)	42,483.987	10.16	431,637
Qualified XII (1.25)	81,969.473	10.16	832,810
Qualified XII (1.30)	7,176.205	10.15	72,838
Qualified XII (1.35)	5,863.569	10.15	59,515
Qualified XII (1.40)	22,030.713	10.15	223,612
Qualified XII (1.45)	3,361.583	10.14	34,086
Qualified XII (1.50)	7,312.208	10.14	74,146
Qualified XV	34,400.362	10.19	350,540
Qualified XVI	169,734.419	10.14	1,721,107
Qualified XVII	10,905.072	10.16	110,796
Qualified XVIII	27,745.248	10.16	281,892
Qualified XXI	92,128.895	10.20	939,715
Qualified XXII	486.206	10.23	4,974
Qualified XXV	81,793.625	10.20	834,295
Qualified XXVI	36,488.492	10.19	371,818
Qualified XXVII	2,327,182.639	10.49	24,412,146
Qualified XXVIII	288,886.042	10.49	3,030,415
Qualified XXXII	28,630.620	10.16	290,887
Qualified XXXIII (0.65)	1,649.056	10.21	16,837
	15,427,957.159		$ 158,150,752

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING American Century Select Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	2,284.257	$ 8.86	$ 20,239
Qualified XII (1.15)	14.111	8.90	126
Qualified XXXIII (0.40)	9.028	9.21	83
	2,307.396		$ 20,448
ING American Century Small Cap Value Portfolio - Service Class			
Currently payable annuity contracts:			$ 352,218
Contracts in accumulation period:			
ING MAP PLUS NP10	5,347.375	$ 12.60	67,377
ING MAP PLUS NP26	12.594	12.41	156
ING MAP PLUS NP28	5,454.982	12.39	67,587
ING MAP PLUS NP29	17.900	12.37	221
Qualified V	107.798	13.72	1,479
Qualified VI	498,974.980	13.80	6,885,855
Qualified X (1.15)	26,684.396	13.86	369,846
Qualified X (1.25)	57,475.116	13.80	793,157
Qualified XII (0.00)	4,586.279	14.45	66,272
Qualified XII (0.05)	18,041.651	14.28	257,635
Qualified XII (0.15)	2,610.423	14.37	37,512
Qualified XII (0.30)	41,011.147	14.30	586,459
Qualified XII (0.35)	4,872.670	14.27	69,533
Qualified XII (0.50)	8,193.372	14.19	116,264
Qualified XII (0.55)	15,174.531	14.16	214,871
Qualified XII (0.60)	6,992.717	14.14	98,877
Qualified XII (0.65)	4,005.885	14.11	56,523
Qualified XII (0.70)	34,192.406	14.09	481,771
Qualified XII (0.75)	4,551.575	14.06	63,995
Qualified XII (0.80)	104,798.971	14.03	1,470,330
Qualified XII (0.85)	36,285.428	14.01	508,359
Qualified XII (0.90)	2,625.079	13.98	36,699
Qualified XII (0.95)	1,082,078.015	13.96	15,105,809
Qualified XII (1.00)	212,012.007	13.93	2,953,327
Qualified XII (1.05)	5,590.665	13.91	77,766
Qualified XII (1.10)	10,289.823	13.88	142,823
Qualified XII (1.15)	6,481.404	13.86	89,832
Qualified XII (1.20)	2,081.872	13.83	28,792
Qualified XII (1.25)	10,539.557	13.80	145,446
Qualified XII (1.35)	250.153	13.75	3,440
Qualified XII (1.40)	8,063.212	13.73	110,708
Qualified XII (1.45)	230.805	13.70	3,162
Qualified XII (1.50)	54.310	13.68	743

Division/Contract	Units	Unit Value	Extended Value
ING American Century Small Cap Value **Portfolio - Service Class (continued)**			
Qualified XV	492.505	13.96	6,875
Qualified XVI	10,175.857	13.68	139,206
Qualified XVII	5,293.959	13.80	73,057
Qualified XVIII	1,176.136	13.93	16,384
Qualified XXI	3,583.234	14.03	50,273
Qualified XXV	1,133.744	14.06	15,940
Qualified XXVI	1,529.721	13.98	21,386
Qualified XXXII	766.157	13.09	10,029
	2,243,840.411		$ 31,597,994

Division/Contract	Units	Unit Value	Extended Value
ING Baron Small Cap Growth Portfolio - Service Class			
Currently payable annuity contracts:			$ 325,912
Contracts in accumulation period:			
ING MAP PLUS NP12	246.285	$ 13.03	3,209
ING MAP PLUS NP13	9,945.358	13.01	129,389
ING MAP PLUS NP14	3,868.197	13.00	50,287
ING MAP PLUS NP15	2,238.825	12.99	29,082
ING MAP PLUS NP17	1,546.186	12.97	20,054
ING MAP PLUS NP20	18,185.653	12.93	235,140
ING MAP PLUS NP21	1,475.011	12.92	19,057
ING MAP PLUS NP23	405.728	12.89	5,230
ING MAP PLUS NP28	3,923.480	12.83	50,338
ING MAP PLUS NP29	17.275	12.82	221
ING MAP PLUS NP30	204.304	12.81	2,617
ING MAP PLUS NP6	1,458.168	13.10	19,102
Qualified VI	1,654,972.337	15.34	25,387,276
Qualified X (1.15)	43,930.407	15.39	676,089
Qualified X (1.25)	174,248.162	15.34	2,672,967
Qualified XII (0.05)	34,219.497	15.87	543,063
Qualified XII (0.15)	4,209.416	15.97	67,224
Qualified XII (0.30)	56,406.869	15.88	895,741
Qualified XII (0.35)	3,937.368	15.85	62,407
Qualified XII (0.50)	20,564.188	15.77	324,297
Qualified XII (0.55)	5,762.262	15.74	90,698
Qualified XII (0.60)	27,529.186	15.71	432,484
Qualified XII (0.65)	24,588.266	15.68	385,544
Qualified XII (0.70)	42,155.847	15.65	659,739
Qualified XII (0.75)	18,117.889	15.62	283,001
Qualified XII (0.80)	422,770.179	15.59	6,590,987
Qualified XII (0.85)	133,424.839	15.57	2,077,425
Qualified XII (0.90)	8,894.710	15.54	138,224
Qualified XII (0.95)	1,132,613.644	15.51	17,566,838
Qualified XII (1.00)	492,194.910	15.48	7,619,177
Qualified XII (1.05)	35,620.903	15.45	550,343
Qualified XII (1.10)	8,983.621	15.42	138,527
Qualified XII (1.15)	20,705.914	15.39	318,664
Qualified XII (1.20)	9,471.976	15.37	145,584
Qualified XII (1.25)	411.378	12.88	5,299

Division/Contract	Units	Unit Value	Extended Value
ING Baron Small Cap Growth Portfolio - Service Class (continued)			
Qualified XII (1.25)	33,006.068	$ 15.34	$ 506,313
Qualified XII (1.30)	3,169.627	15.31	48,527
Qualified XII (1.35)	5,624.135	15.28	85,937
Qualified XII (1.40)	5,416.760	15.25	82,606
Qualified XII (1.45)	420.239	15.23	6,400
Qualified XII (1.50)	4.046	15.20	62
Qualified XV	2,691.696	15.51	41,748
Qualified XVI	30,959.147	15.20	470,579
Qualified XVII	2,509.962	15.34	38,503
Qualified XVIII	2,630.913	15.48	40,727
Qualified XXI	23,357.266	15.59	364,140
Qualified XXV	8,033.250	15.62	125,479
Qualified XXVI	7,731.201	15.54	120,143
Qualified XXVII	490,493.331	17.55	8,608,158
Qualified XXXII	742.133	13.71	10,175
Qualified XXXIII (0.40)	6,332.993	15.87	100,505
	5,042,371.005		$ 79,171,238

Division/Contract	Units	Unit Value	Extended Value
ING Davis Venture Value Portfolio - Service Class			
Currently payable annuity contracts:			$ 50,741
Contracts in accumulation period:			
ING MAP PLUS NP17	25.009	$ 10.73	268
ING MAP PLUS NP26	158.361	10.64	1,685
Qualified VI	209,369.741	18.16	3,802,154
Qualified X (1.15)	12,420.342	11.74	145,815
Qualified X (1.25)	40,217.883	11.41	458,886
Qualified XII (0.15)	134.687	19.00	2,559
Qualified XII (0.50)	2,872.535	18.74	53,831
Qualified XII (0.55)	884.923	18.70	16,548
Qualified XII (0.60)	1,603.950	18.66	29,930
Qualified XII (0.65)	3,326.270	18.62	61,935
Qualified XII (0.70)	7,510.475	18.58	139,545
Qualified XII (0.75)	1,352.249	18.54	25,071
Qualified XII (0.80)	18,661.508	18.50	345,238
Qualified XII (0.85)	18,595.638	18.47	343,461
Qualified XII (0.90)	1,117.515	18.43	20,596
Qualified XII (0.95)	14,936.381	18.39	274,680
Qualified XII (1.00)	53,096.863	18.35	974,327
Qualified XII (1.05)	3,035.071	18.31	55,572
Qualified XII (1.10)	3,279.983	18.28	59,958
Qualified XII (1.15)	3,204.981	18.24	58,459
Qualified XII (1.20)	1,089.344	18.20	19,826
Qualified XII (1.25)	6,870.195	18.16	124,763
Qualified XII (1.30)	696.657	18.12	12,623
Qualified XII (1.35)	154.815	18.09	2,801
Qualified XII (1.40)	694.196	18.05	12,530
Qualified XII (1.45)	29.294	18.01	528
Qualified XV	397.883	18.39	7,317
Qualified XVI	3,565.168	17.98	64,102
Qualified XVII	2,347.373	18.16	42,628
Qualified XVIII	760.410	11.80	8,973
Qualified XXI	807.890	18.50	14,946
Qualified XXV	2,556.209	18.54	47,392
Qualified XXVI	2,724.843	18.43	50,219
	418,498.642		$ 7,329,907

Division/Contract	Units	Unit Value	Extended Value
ING Fundamental Research Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	89,139.242	$ 8.85	$ 788,882
Qualified X (1.15)	2,328.734	11.51	26,804
Qualified X (1.25)	9,304.680	10.89	101,328
Qualified XII (0.15)	5.330	9.26	49
Qualified XII (0.50)	223.126	9.12	2,035
Qualified XII (0.60)	1,751.631	9.09	15,922
Qualified XII (0.65)	893.961	9.07	8,108
Qualified XII (0.70)	440.702	9.05	3,988
Qualified XII (0.75)	37.639	9.03	340
Qualified XII (0.80)	3,417.765	9.01	30,794
Qualified XII (0.85)	2,635.427	8.99	23,692
Qualified XII (0.90)	1,277.299	8.97	11,457
Qualified XII (0.95)	6,299.173	8.96	56,441
Qualified XII (1.00)	37,021.518	8.94	330,972
Qualified XII (1.05)	4,856.508	8.92	43,320
Qualified XII (1.10)	3,687.540	8.90	32,819
Qualified XII (1.15)	657.045	8.88	5,835
Qualified XII (1.20)	2,311.630	8.86	20,481
Qualified XII (1.25)	2,181.208	8.85	19,304
Qualified XII (1.30)	465.720	8.83	4,112
Qualified XII (1.40)	194.863	8.79	1,713
Qualified XII (1.45)	4.489	8.77	39
Qualified XVI	704.864	8.75	6,168
Qualified XXI	113.158	9.01	1,020
Qualified XXV	40.044	9.04	362
Qualified XXVI	49.602	8.97	445
	170,042.898		$ 1,536,430

Division/Contract	Units	Unit Value	Extended Value
ING Goldman Sachs® Capital Growth Portfolio - Service Class			
Currently payable annuity contracts:			$ 73,061
Contracts in accumulation period:			
Qualified VI	60,233.450	$ 10.90	656,545
Qualified X (1.15)	3,325.597	10.65	35,418
Qualified X (1.25)	32,430.611	10.02	324,955
Qualified XII (0.15)	207.406	11.41	2,367
Qualified XII (0.50)	642.885	11.25	7,232
Qualified XII (0.60)	2,927.361	11.20	32,786
Qualified XII (0.65)	2,751.929	11.18	30,767
Qualified XII (0.70)	17,658.873	11.15	196,896
Qualified XII (0.75)	1,036.051	11.13	11,531
Qualified XII (0.80)	7,483.369	11.11	83,140
Qualified XII (0.85)	6,392.610	11.08	70,830
Qualified XII (0.90)	639.505	11.06	7,073
Qualified XII (0.95)	3,662.243	11.04	40,431
Qualified XII (1.00)	16,431.198	11.01	180,907
Qualified XII (1.05)	63.187	10.99	694
Qualified XII (1.10)	6,978.645	10.97	76,556
Qualified XII (1.15)	666.605	10.95	7,299
Qualified XII (1.20)	393.393	10.92	4,296
Qualified XII (1.25)	4,103.455	10.90	44,728
Qualified XII (1.35)	306.980	10.86	3,334
Qualified XII (1.40)	1,332.734	10.83	14,434
Qualified XII (1.45)	928.214	10.81	10,034
Qualified XII (1.50)	119.330	10.79	1,288
Qualified XV	643.819	11.04	7,108
Qualified XVI	1,866.965	10.79	20,145
Qualified XVIII	669.292	10.71	7,168
Qualified XXI	2,069.715	11.11	22,995
Qualified XXV	2,412.465	11.13	26,851
	178,377.887		$ 2,000,869

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Fleming International Portfolio - Initial Class			
Currently payable annuity contracts:			$ 1,168,444
Contracts in accumulation period:			
Qualified V	279.528	$ 23.05	6,443
Qualified VI	1,730,011.773	23.64	40,897,478
Qualified VIII	13,822.944	19.90	275,077
Qualified X (1.15)	117,422.305	23.92	2,808,742
Qualified X (1.25)	152,435.790	23.64	3,603,582
Qualified XII (0.00)	154,401.988	12.69	1,959,361
Qualified XII (0.05)	25,133.568	25.01	628,591
Qualified XII (0.15)	3,542.018	12.50	44,275
Qualified XII (0.15)	25,520.755	12.40	316,457
Qualified XII (0.25)	126,905.905	12.45	1,579,979
Qualified XII (0.30)	185,068.080	12.40	2,294,844
Qualified XII (0.35)	21,130.743	12.35	260,965
Qualified XII (0.45)	247.262	12.26	3,031
Qualified XII (0.50)	198,871.418	13.46	2,676,809
Qualified XII (0.55)	73,281.578	12.17	891,837
Qualified XII (0.60)	29,274.650	12.12	354,809
Qualified XII (0.65)	48,645.942	12.07	587,157
Qualified XII (0.70)	272,995.473	12.03	3,284,136
Qualified XII (0.75)	168,432.275	11.98	2,017,819
Qualified XII (0.80)	316,019.485	13.48	4,259,943
Qualified XII (0.85)	423,541.143	16.58	7,022,312
Qualified XII (0.90)	15,314.544	13.37	204,755
Qualified XII (0.95)	252,418.971	16.42	4,144,720
Qualified XII (1.00)	986,453.417	16.34	16,118,649
Qualified XII (1.05)	86,437.929	16.26	1,405,481
Qualified XII (1.10)	31,455.620	16.19	509,266
Qualified XII (1.15)	28,688.131	16.11	462,166
Qualified XII (1.20)	11,881.172	16.03	190,455
Qualified XII (1.25)	17,243.774	15.95	275,038
Qualified XII (1.30)	481.063	15.88	7,639
Qualified XII (1.35)	31.427	15.80	497
Qualified XII (1.40)	4,814.878	15.72	75,690
Qualified XII (1.45)	1,097.719	15.65	17,179
Qualified XII (1.50)	1,973.329	15.57	30,725

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Fleming International Portfolio - Initial Class (continued)			
Qualified XV	20,263.344	$ 24.29	$ 492,197
Qualified XVI	39,311.301	23.13	909,270
Qualified XVII	280.095	23.64	6,621
Qualified XVIII	5,841.082	23.64	138,083
Qualified XXI	22,464.064	24.53	551,043
Qualified XXV	2,184.923	24.26	53,006
Qualified XXVI	1,975.139	24.07	47,542
Qualified XXVII	1,326,641.771	24.97	33,126,245
Qualified XXVIII	148,592.446	24.89	3,698,466
Qualified XXXII	28,687.535	13.43	385,274
Qualified XXXIII (0.65)	1,394.065	12.34	17,203
	7,122,912.362		$ 139,809,301
ING JPMorgan Fleming International Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP23	255.157	$ 12.42	$ 3,169
	255.157		$ 3,169

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Mid Cap Value Portfolio - Service Class			
Currently payable annuity contracts:			$ 321,902
Contracts in accumulation period:			
ING MAP PLUS NP13	18,748.149	$ 12.64	236,977
ING MAP PLUS NP14	1,856.816	12.62	23,433
ING MAP PLUS NP17	83.519	12.59	1,052
ING MAP PLUS NP20	24,117.527	12.55	302,675
ING MAP PLUS NP21	3,892.707	12.54	48,815
Qualified VI	689,876.993	15.03	10,368,851
Qualified X (1.15)	32,166.324	15.08	485,068
Qualified X (1.25)	190,611.866	15.03	2,864,896
Qualified XII (0.05)	36,957.233	15.55	574,685
Qualified XII (0.15)	2,514.046	15.64	39,320
Qualified XII (0.35)	4,372.933	15.53	67,912
Qualified XII (0.50)	14,964.668	15.45	231,204
Qualified XII (0.55)	6,591.686	15.42	101,644
Qualified XII (0.60)	8,879.847	15.39	136,661
Qualified XII (0.65)	4,309.962	15.36	66,201
Qualified XII (0.70)	51,463.654	15.33	788,938
Qualified XII (0.75)	19,886.652	15.30	304,266
Qualified XII (0.80)	18,310.872	15.28	279,790
Qualified XII (0.85)	72,437.980	15.25	1,104,679
Qualified XII (0.90)	7,379.838	15.22	112,321
Qualified XII (0.95)	58,226.348	15.19	884,458
Qualified XII (1.00)	233,127.820	15.16	3,534,218
Qualified XII (1.05)	21,150.014	15.14	320,211
Qualified XII (1.10)	11,724.241	15.11	177,153
Qualified XII (1.15)	6,179.045	15.08	93,180
Qualified XII (1.20)	6,143.483	15.05	92,459
Qualified XII (1.25)	10,412.289	15.03	156,497
Qualified XII (1.35)	524.442	14.97	7,851
Qualified XII (1.40)	3,745.229	14.94	55,954
Qualified XII (1.45)	577.640	14.92	8,618
Qualified XV	1,119.240	15.19	17,001
Qualified XVI	14,595.222	14.89	217,323
Qualified XVII	2,453.667	15.03	36,879
Qualified XVIII	351.761	15.16	5,333
Qualified XXI	4,986.153	15.28	76,188
Qualified XXV	6,271.801	15.30	95,959
Qualified XXVI	4,710.747	15.22	71,698
Qualified XXXII	1,670.082	13.07	21,828
	1,597,392.496		$ 24,334,098

Division/Contract	Units	Unit Value	Extended Value
ING MFS Capital Opportunities Portfolio - Initial Class			
Currently payable annuity contracts:			$ 238,151
Contracts in accumulation period:			
Qualified V	213.840	$ 23.59	5,044
Qualified VI	1,436,355.493	23.94	34,386,351
Qualified VIII	5,124.495	20.57	105,411
Qualified X (1.15)	23,591.534	10.49	247,475
Qualified X (1.25)	170,119.985	10.41	1,770,949
Qualified XII (0.05)	7,530.910	25.34	190,833
Qualified XII (0.15)	11,354.556	9.98	113,318
Qualified XII (0.15)	16,797.622	9.90	166,296
Qualified XII (0.25)	33,110.572	11.36	376,136
Qualified XII (0.30)	92,008.799	11.32	1,041,540
Qualified XII (0.35)	6,204.793	11.28	69,990
Qualified XII (0.40)	124,241.325	16.50	2,049,982
Qualified XII (0.45)	78.474	11.19	878
Qualified XII (0.50)	83,068.531	11.83	982,701
Qualified XII (0.55)	76,427.079	11.11	849,105
Qualified XII (0.60)	31,980.804	11.07	354,028
Qualified XII (0.65)	15,546.563	11.02	171,323
Qualified XII (0.70)	202,062.801	10.98	2,218,650
Qualified XII (0.75)	100,645.969	10.94	1,101,067
Qualified XII (0.80)	199,216.442	12.34	2,458,331
Qualified XII (0.85)	386,834.404	16.02	6,197,087
Qualified XII (0.90)	20,336.152	11.84	240,780
Qualified XII (0.95)	215,617.390	15.86	3,419,692
Qualified XII (1.00)	975,622.466	15.79	15,405,079
Qualified XII (1.05)	71,051.831	15.71	1,116,224
Qualified XII (1.10)	57,731.566	15.64	902,922
Qualified XII (1.15)	27,649.025	15.56	430,219
Qualified XII (1.20)	15,937.498	15.49	246,872
Qualified XII (1.25)	17,427.456	15.41	268,557
Qualified XII (1.30)	678.676	15.34	10,411
Qualified XII (1.35)	1,266.496	15.26	19,327
Qualified XII (1.40)	17,320.117	15.19	263,093
Qualified XII (1.45)	361.940	15.12	5,473
Qualified XII (1.50)	1,451.763	15.04	21,835
Qualified XV	13,559.225	24.60	333,557
Qualified XVI	29,066.163	23.43	681,020
Qualified XVII	1,184.488	23.94	28,357
Qualified XVIII	4,400.028	10.41	45,804
Qualified XXI	14,129.835	24.85	351,126
Qualified XXV	7,785.921	24.58	191,378
Qualified XXVI	4,479.031	24.39	109,244
Qualified XXVII	1,226,374.571	29.48	36,153,522
Qualified XXVIII	113,889.939	29.39	3,347,225
Qualified XXXII	3,565.853	11.57	41,257
	5,863,402.421		$ 118,727,620

Division/Contract	Units	Unit Value	Extended Value
ING OpCap Balanced Value Portfolio - Service Class			
Currently payable annuity contracts:			$ 250,609
Contracts in accumulation period:			
Qualified VI	521,056.387	$ 13.69	7,133,262
Qualified VIII	891.419	13.69	12,204
Qualified X (1.15)	13,476.125	11.91	160,501
Qualified X (1.25)	123,124.364	11.37	1,399,924
Qualified XII (0.15)	876.063	14.33	12,554
Qualified XII (0.50)	42,921.108	14.12	606,046
Qualified XII (0.55)	658.404	14.10	9,283
Qualified XII (0.60)	4,317.921	14.07	60,753
Qualified XII (0.65)	5,030.994	14.04	70,635
Qualified XII (0.70)	17,762.784	14.01	248,857
Qualified XII (0.75)	8,992.979	13.98	125,722
Qualified XII (0.80)	8,067.540	13.95	112,542
Qualified XII (0.85)	49,756.527	13.92	692,611
Qualified XII (0.90)	3,845.790	13.89	53,418
Qualified XII (0.95)	51,465.332	13.86	713,310
Qualified XII (1.00)	272,681.763	13.84	3,773,916
Qualified XII (1.05)	10,041.466	13.81	138,673
Qualified XII (1.10)	16,835.522	13.78	231,994
Qualified XII (1.15)	4,362.748	13.75	59,988
Qualified XII (1.20)	1,891.751	13.72	25,955
Qualified XII (1.25)	75.008	11.14	836
Qualified XII (1.25)	20,935.331	13.69	286,605
Qualified XII (1.35)	267.771	13.64	3,652
Qualified XII (1.40)	1,611.379	13.61	21,931
Qualified XII (1.45)	129.799	13.58	1,763
Qualified XII (1.50)	61.453	13.55	833
Qualified XV	706.591	13.86	9,793
Qualified XVI	10,577.303	13.55	143,322
Qualified XVII	2,010.253	13.69	27,520
Qualified XVIII	6,142.236	11.97	73,523
Qualified XXI	3,592.201	13.95	50,111
Qualified XXV	1,410.255	13.98	19,715
Qualified XXVI	1,764.365	13.89	24,507
Qualified XXXII	1,475.809	11.39	16,809
	1,208,816.741		$ 16,573,677

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Global Portfolio - Initial Class			
Currently payable annuity contracts:			$ 1,822,847
Contracts in accumulation period:			
ING MAP PLUS NP10	19,149.305	$ 11.73	224,621
ING MAP PLUS NP13	30,438.732	11.71	356,438
ING MAP PLUS NP14	5,573.160	11.71	65,262
ING MAP PLUS NP15	23,035.217	11.70	269,512
ING MAP PLUS NP16	1,232.402	11.70	14,419
ING MAP PLUS NP17	1,167.787	11.69	13,651
ING MAP PLUS NP19	9,486.390	11.68	110,801
ING MAP PLUS NP20	23,911.040	11.68	279,281
ING MAP PLUS NP21	3,198.805	11.67	37,330
ING MAP PLUS NP22	3,014.016	11.67	35,174
ING MAP PLUS NP23	1,549.797	11.66	18,071
ING MAP PLUS NP24	4,382.902	11.66	51,105
ING MAP PLUS NP26	1,719.033	11.65	20,027
ING MAP PLUS NP27	114.171	11.64	1,329
ING MAP PLUS NP28	123.875	11.64	1,442
ING MAP PLUS NP29	4,117.765	11.63	47,890
ING MAP PLUS NP30	4,431.036	11.63	51,533
ING MAP PLUS NP32	1,110.549	11.62	12,905
Qualified V	3,821.944	11.63	44,449
Qualified VI	26,193,354.897	11.65	305,152,585
Qualified VIII	20,043.203	11.65	233,503
Qualified X (1.15)	464,388.265	11.66	5,414,767
Qualified X (1.25)	2,493,225.499	11.65	29,046,077
Qualified XII (0.00)	771,246.092	12.27	9,463,190
Qualified XII (0.05)	456,721.367	12.29	5,613,106
Qualified XII (0.15)	148,805.159	11.76	1,749,949
Qualified XII (0.15)	191,327.114	11.72	2,242,354
Qualified XII (0.25)	8,333.564	12.23	101,919
Qualified XII (0.25)	613,987.922	12.23	7,509,072
Qualified XII (0.30)	631.982	12.22	7,723
Qualified XII (0.30)	501,335.189	12.22	6,126,316
Qualified XII (0.35)	101,652.885	12.22	1,242,198
Qualified XII (0.35)	382,117.725	12.22	4,669,479
Qualified XII (0.40)	713,149.649	12.21	8,707,557
Qualified XII (0.45)	2,876.783	11.73	33,745
Qualified XII (0.50)	1,449,964.358	12.22	17,718,564
Qualified XII (0.55)	208,526.360	12.18	2,539,851
Qualified XII (0.55)	452,552.245	12.18	5,512,086
Qualified XII (0.60)	91,397.191	12.17	1,112,304
Qualified XII (0.60)	359,164.612	12.17	4,371,033

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Global Portfolio - Initial Class (continued)			
Qualified XII (0.65)	85,811.249	$ 12.15	$ 1,042,607
Qualified XII (0.65)	139,998.944	12.15	1,700,987
Qualified XII (0.70)	132,925.111	12.14	1,613,711
Qualified XII (0.70)	1,034,639.089	12.14	12,560,519
Qualified XII (0.75)	1,000,436.291	12.13	12,135,292
Qualified XII (0.75)	1,039,670.274	12.13	12,611,200
Qualified XII (0.80)	4,671,723.136	12.18	56,901,588
Qualified XII (0.85)	321,829.100	12.18	3,919,878
Qualified XII (0.85)	2,544,289.738	12.18	30,989,449
Qualified XII (0.90)	159,940.829	12.17	1,946,480
Qualified XII (0.95)	150,946.873	12.17	1,837,023
Qualified XII (0.95)	1,911,047.441	12.17	23,257,447
Qualified XII (1.00)	7,940,403.789	11.68	92,743,916
Qualified XII (1.05)	216,426.962	12.15	2,629,588
Qualified XII (1.05)	737,045.455	12.15	8,955,102
Qualified XII (1.10)	18,996.742	12.15	230,810
Qualified XII (1.10)	520,550.888	12.15	6,324,693
Qualified XII (1.15)	360,151.933	12.13	4,368,643
Qualified XII (1.20)	7,897.232	12.12	95,714
Qualified XII (1.20)	188,361.597	12.12	2,282,943
Qualified XII (1.25)	549.765	11.65	6,405
Qualified XII (1.25)	349,096.779	12.12	4,231,053
Qualified XII (1.30)	23,464.558	12.11	284,156
Qualified XII (1.35)	37,652.646	11.64	438,277
Qualified XII (1.40)	3,479.446	12.25	42,623
Qualified XII (1.40)	111,963.687	12.25	1,371,555
Qualified XII (1.45)	15,149.739	11.63	176,191
Qualified XII (1.50)	30,913.328	11.62	359,213
Qualified XV	139,576.961	11.68	1,630,259
Qualified XVI	622,568.513	11.62	7,234,246
Qualified XVII	107,581.061	11.65	1,253,319
Qualified XVIII	74,391.183	11.65	866,657
Qualified XXI	350,684.287	11.70	4,103,006
Qualified XXII	1,816.893	11.73	21,312
Qualified XXV	216,488.435	11.70	2,532,915
Qualified XXVI	132,753.773	11.69	1,551,892
Qualified XXVII	9,918,175.726	11.66	115,645,929
Qualified XXVIII	3,312,274.684	11.66	38,621,123
Qualified XXXII	76,110.409	11.65	886,686
Qualified XXXIII (0.65)	26,655.327	11.71	312,134
	74,500,819.860		$ 881,762,006

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Global Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	521.257	$ 13.76	$ 7,173
Qualified X (1.25)	903.035	13.76	12,426
	1,424.292		$ 19,599

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Strategic Income Portfolio - Initial Class			
Currently payable annuity contracts:			$ 1,504,949
Contracts in accumulation period:			
Qualified V	4,201.816	$ 9.99	41,976
Qualified VI	3,908,565.478	10.01	39,124,740
Qualified VIII	2,024.054	10.01	20,261
Qualified X (1.15)	79,260.351	10.02	794,189
Qualified X (1.25)	415,235.635	10.01	4,156,509
Qualified XII (0.05)	102,670.889	10.25	1,052,377
Qualified XII (0.15)	25,321.775	10.10	255,750
Qualified XII (0.15)	31,154.005	10.07	313,721
Qualified XII (0.25)	77,967.339	10.21	796,047
Qualified XII (0.30)	289,693.890	10.21	2,957,775
Qualified XII (0.35)	118,601.911	10.20	1,209,739
Qualified XII (0.40)	519,152.647	10.19	5,290,165
Qualified XII (0.45)	49.583	10.08	500
Qualified XII (0.50)	250,314.438	10.19	2,550,704
Qualified XII (0.55)	163,874.832	10.17	1,666,607
Qualified XII (0.60)	81,732.330	10.17	831,218
Qualified XII (0.65)	50,790.345	10.16	516,030
Qualified XII (0.70)	358,804.242	10.15	3,641,863
Qualified XII (0.75)	375,989.360	10.14	3,812,532
Qualified XII (0.80)	498,890.245	10.16	5,068,725
Qualified XII (0.85)	557,770.282	10.15	5,661,368
Qualified XII (0.90)	38,833.683	10.14	393,774
Qualified XII (0.95)	502,892.331	10.14	5,099,328
Qualified XII (1.00)	1,262,918.108	10.03	12,667,069
Qualified XII (1.05)	153,988.442	10.13	1,559,903
Qualified XII (1.10)	138,695.236	10.12	1,403,596
Qualified XII (1.15)	57,414.640	10.12	581,036
Qualified XII (1.20)	59,076.157	10.11	597,260
Qualified XII (1.25)	125,805.252	10.10	1,270,633
Qualified XII (1.30)	10,608.145	10.10	107,142
Qualified XII (1.35)	19,280.931	10.00	192,809
Qualified XII (1.40)	34,808.384	10.13	352,609
Qualified XII (1.45)	14,778.346	9.99	147,636
Qualified XII (1.50)	1,048.394	9.99	10,473

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Strategic Income			
Portfolio - Initial Class (continued)			
Qualified XV	24,536.231	$ 10.03	$ 246,098
Qualified XVI	97,565.620	9.99	974,681
Qualified XVII	10,313.036	10.01	103,233
Qualified XVIII	9,549.406	10.01	95,590
Qualified XXI	34,987.387	10.05	351,623
Qualified XXV	17,612.803	10.05	177,009
Qualified XXVI	31,277.959	10.04	314,031
Qualified XXVII	644,905.433	10.15	6,545,790
Qualified XXVIII	172,014.213	10.15	1,745,944
Qualified XXXII	9,613.323	10.01	96,229
Qualified XXXIII (0.65)	5,152.675	10.06	51,836
	11,389,741.582		$ 116,353,077

Division/Contract	Units	Unit Value	Extended Value
ING PIMCO Total Return Portfolio - Service Class			
Currently payable annuity contracts:			$ 357,096
Contracts in accumulation period:			
ING MAP PLUS NP10	22,212.758	$ 10.47	232,568
ING MAP PLUS NP11	9,708.238	10.46	101,548
ING MAP PLUS NP12	10,130.204	10.45	105,861
ING MAP PLUS NP13	48,011.476	10.44	501,240
ING MAP PLUS NP14	5,098.208	10.43	53,174
ING MAP PLUS NP15	14,978.599	10.42	156,077
ING MAP PLUS NP16	1,138.395	10.41	11,851
ING MAP PLUS NP17	8.031	10.40	84
ING MAP PLUS NP20	17,503.239	10.37	181,509
ING MAP PLUS NP21	15,131.764	10.36	156,765
ING MAP PLUS NP22	627.220	10.35	6,492
ING MAP PLUS NP23	3,808.861	10.34	39,384
ING MAP PLUS NP26	2,251.242	10.31	23,210
ING MAP PLUS NP27	7,956.956	10.30	81,957
ING MAP PLUS NP28	7,576.232	10.29	77,959
ING MAP PLUS NP29	57.036	10.28	586
ING MAP PLUS NP30	1,112.079	10.27	11,421
Qualified VI	1,754,901.851	11.44	20,076,077
Qualified VIII	657.185	11.43	7,512
Qualified X (1.15)	23,675.812	11.48	271,798
Qualified X (1.25)	165,757.676	11.44	1,896,268
Qualified XII (0.15)	18,694.876	11.91	222,656
Qualified XII (0.35)	1,910.767	11.82	22,585
Qualified XII (0.50)	29,606.512	11.76	348,173
Qualified XII (0.55)	13,853.143	11.74	162,636
Qualified XII (0.60)	37,044.768	11.72	434,165
Qualified XII (0.65)	107,968.867	11.69	1,262,156
Qualified XII (0.70)	124,219.394	11.67	1,449,640
Qualified XII (0.75)	70,059.604	11.65	816,194
Qualified XII (0.80)	106,739.029	11.63	1,241,375
Qualified XII (0.85)	170,057.946	11.61	1,974,373
Qualified XII (0.90)	40,009.544	11.59	463,711
Qualified XII (0.95)	280,723.653	11.57	3,247,973
Qualified XII (1.00)	505,323.019	11.54	5,831,428
Qualified XII (1.05)	107,135.338	11.52	1,234,199

Division/Contract	Units	Unit Value	Extended Value
ING PIMCO Total Return Portfolio - Service Class (continued)			
Qualified XII (1.10)	93,171.170	$ 11.50	$ 1,071,468
Qualified XII (1.15)	24,313.161	11.48	279,115
Qualified XII (1.20)	18,181.327	11.46	208,358
Qualified XII (1.25)	213.168	10.52	2,243
Qualified XII (1.25)	55,455.255	11.44	634,408
Qualified XII (1.30)	2,532.145	11.42	28,917
Qualified XII (1.35)	10,810.145	11.40	123,236
Qualified XII (1.40)	15,111.835	11.38	171,973
Qualified XII (1.45)	3,409.867	11.35	38,702
Qualified XII (1.50)	2,362.712	11.33	26,770
Qualified XV	3,107.281	11.57	35,951
Qualified XVI	36,567.202	11.33	414,306
Qualified XVII	3,417.642	11.44	39,098
Qualified XVIII	745.432	11.54	8,602
Qualified XXI	7,398.740	11.63	86,047
Qualified XXV	5,615.386	11.65	65,419
Qualified XXVI	11,685.531	11.59	135,435
Qualified XXVII	663,553.392	10.58	7,020,395
Qualified XXVIII	115,429.110	11.54	1,332,052
Qualified XXXII	1,307.028	10.41	13,606
Qualified XXXIII (0.40)	13,279.173	11.84	157,225
	4,813,316.224		$ 54,955,027

Division/Contract	Units	Unit Value	Extended Value
ING Salomon Brothers Aggressive Growth Portfolio - Initial Class			
Currently payable annuity contracts:			$ 92,844
Contracts in accumulation period:			
Qualified V	1,001.183	$ 15.15	15,168
Qualified VI	5,531,601.986	15.38	85,076,039
Qualified VIII	9,413.278	16.11	151,648
Qualified X (1.15)	235,457.007	15.57	3,666,066
Qualified X (1.25)	486,538.904	15.38	7,482,968
Qualified XII (0.05)	88,358.907	16.28	1,438,483
Qualified XII (0.15)	45,766.274	10.99	502,971
Qualified XII (0.15)	84,638.153	10.90	922,556
Qualified XII (0.25)	174,131.496	9.51	1,655,991
Qualified XII (0.30)	312,583.157	9.47	2,960,163
Qualified XII (0.35)	32,337.167	9.44	305,263
Qualified XII (0.40)	354,299.179	10.91	3,865,404
Qualified XII (0.45)	870.203	9.36	8,145
Qualified XII (0.50)	440,136.672	9.20	4,049,257
Qualified XII (0.55)	97,972.976	9.29	910,169
Qualified XII (0.60)	108,588.213	9.26	1,005,527
Qualified XII (0.65)	52,772.631	9.22	486,564
Qualified XII (0.70)	572,510.054	9.19	5,261,367
Qualified XII (0.75)	511,677.349	9.15	4,681,848
Qualified XII (0.80)	931,891.346	9.84	9,169,811
Qualified XII (0.85)	951,682.091	10.59	10,078,313
Qualified XII (0.90)	51,316.862	9.45	484,944
Qualified XII (0.95)	588,486.200	10.49	6,173,220
Qualified XII (1.00)	2,364,927.044	10.44	24,689,838
Qualified XII (1.05)	293,330.316	10.39	3,047,702
Qualified XII (1.10)	104,360.099	10.34	1,079,083
Qualified XII (1.15)	73,537.180	10.29	756,698
Qualified XII (1.20)	27,726.779	10.24	283,922
Qualified XII (1.25)	67,890.979	10.19	691,809
Qualified XII (1.30)	3,610.368	10.14	36,609
Qualified XII (1.35)	2,856.049	10.10	28,846
Qualified XII (1.40)	22,541.560	10.05	226,543
Qualified XII (1.45)	860.149	10.00	8,601
Qualified XII (1.50)	10,123.609	9.95	100,730

Division/Contract	Units	Unit Value	Extended Value
ING Salomon Brothers Aggressive Growth Portfolio - Initial Class (continued)			
Qualified XV	16,982.677	$ 15.81	$ 268,496
Qualified XVI	103,668.548	15.05	1,560,212
Qualified XVII	5,997.307	15.38	92,239
Qualified XVIII	9,287.101	15.38	142,836
Qualified XXI	90,932.383	15.96	1,451,281
Qualified XXII	126.487	16.17	2,045
Qualified XXV	32,515.900	15.79	513,426
Qualified XXVI	17,306.207	15.67	271,188
Qualified XXVII	1,479,955.207	15.71	23,250,096
Qualified XXVIII	302,879.308	15.66	4,743,090
Qualified XXXII	19,239.955	12.54	241,269
	16,714,686.500		$ 213,931,288
ING Salomon Brothers Aggressive Growth Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP17	2,764.940	$ 11.37	$ 31,437
ING MAP PLUS NP26	430.429	11.27	4,851
	3,195.369		$ 36,288
ING Salomon Brothers Large Cap Growth Portfolio - Initial Class			
Contracts in accumulation period:			
Qualified X (1.15)	5,316.201	$ 10.75	$ 57,149
Qualified X (1.25)	43,631.355	10.74	468,601
Qualified XII (0.95)	47,937.680	10.77	516,289
Qualified XII (1.10)	19,653.602	10.76	211,473
Qualified XVIII	3,121.354	10.74	33,523
Qualified XXVII	251,187.339	11.25	2,825,858
	370,847.531		$ 4,112,893

Division/Contract	Units	Unit Value	Extended Value
ING Solution 2015 Portfolio - Adviser Class			
Contracts in accumulation period:			
ING MAP PLUS NP14	650.297	$ 10.69	$ 6,952
ING MAP PLUS NP15	1,332.982	10.69	14,250
ING MAP PLUS NP16	2,132.671	10.69	22,798
ING MAP PLUS NP17	236.582	10.68	2,527
ING MAP PLUS NP21	23,423.852	10.67	249,933
ING MAP PLUS NP22	0.426	10.66	5
ING MAP PLUS NP6	13,358.709	10.72	143,205
	41,135.519		$ 439,670
ING Solution 2015 Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	48,780.626	$ 10.68	$ 520,977
Qualified X (1.25)	19,642.804	10.68	209,785
Qualified XII (0.15)	6,888.990	10.76	74,126
Qualified XII (0.50)	451.695	10.73	4,847
Qualified XII (0.70)	325.729	10.72	3,492
Qualified XII (0.75)	30,296.096	10.72	324,774
Qualified XII (0.85)	2,236.874	10.71	23,957
Qualified XII (0.90)	424.596	10.70	4,543
Qualified XII (0.95)	58,032.281	10.70	620,945
Qualified XII (1.00)	291.529	10.70	3,119
Qualified XII (1.10)	4,439.769	10.69	47,461
Qualified XII (1.15)	1,756.930	10.69	18,782
Qualified XII (1.20)	43.699	10.68	467
Qualified XII (1.25)	5,985.401	10.68	63,924
Qualified XII (1.35)	1,151.057	10.67	12,282
Qualified XII (1.40)	1,023.867	10.67	10,925
Qualified XII (1.45)	25.366	10.67	271
Qualified XVI	215.199	10.66	2,294
Qualified XXI	15.285	10.71	164
Qualified XXXII	3,090.246	10.68	33,004
	185,118.039		$ 1,980,139

Division/Contract	Units	Unit Value	Extended Value
ING Solution 2025 Portfolio - Adviser Class			
Contracts in accumulation period:			
ING MAP PLUS NP15	1,874.705	$ 10.92	$ 20,472
ING MAP PLUS NP17	2,832.919	10.91	30,907
ING MAP PLUS NP21	17,917.108	10.90	195,296
ING MAP PLUS NP22	0.416	10.89	5
ING MAP PLUS NP6	1,736.431	10.95	19,014
	24,361.579		$ 265,694
ING Solution 2025 Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	56,551.374	$ 10.91	$ 616,975
Qualified X (1.25)	12,016.665	10.91	131,102
Qualified XII (0.15)	231.815	10.99	2,548
Qualified XII (0.50)	685.484	10.96	7,513
Qualified XII (0.60)	1,079.608	10.96	11,833
Qualified XII (0.65)	37.016	10.95	405
Qualified XII (0.70)	199.542	10.95	2,185
Qualified XII (0.75)	8,932.926	10.94	97,726
Qualified XII (0.80)	534.544	10.94	5,848
Qualified XII (0.85)	5,373.835	10.94	58,790
Qualified XII (0.90)	60.747	10.93	664
Qualified XII (0.95)	69,240.621	10.93	756,800
Qualified XII (1.00)	9,512.930	10.93	103,976
Qualified XII (1.05)	523.625	10.92	5,718
Qualified XII (1.10)	3,004.332	10.92	32,807
Qualified XII (1.15)	1,463.647	10.92	15,983
Qualified XII (1.20)	2,634.098	10.91	28,738
Qualified XII (1.25)	1,658.847	10.91	18,098
Qualified XII (1.30)	10.227	10.90	111
Qualified XII (1.40)	407.730	10.90	4,444
Qualified XV	104.930	10.93	1,147
Qualified XVI	351.557	10.89	3,828
Qualified XXXII	989.139	10.91	10,792
	175,605.239		$ 1,918,031
ING Solution 2035 Portfolio - Adviser Class			
Contracts in accumulation period:			
ING MAP PLUS NP13	146.280	$ 11.09	$ 1,622
ING MAP PLUS NP15	18,724.040	11.08	207,462
ING MAP PLUS NP17	10,892.832	11.07	120,584
ING MAP PLUS NP21	7,264.714	11.06	80,348
ING MAP PLUS NP22	0.410	11.05	5
ING MAP PLUS NP6	2,660.397	11.11	29,557
	39,688.673		$ 439,578

Division/Contract	Units	Unit Value	Extended Value
ING Solution 2035 Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	20,253.993	$ 11.07	$ 224,212
Qualified X (1.15)	1,293.071	11.07	14,314
Qualified X (1.25)	82.048	11.07	908
Qualified XII (0.15)	141.630	11.15	1,579
Qualified XII (0.50)	149.633	11.12	1,664
Qualified XII (0.60)	602.959	11.11	6,699
Qualified XII (0.65)	40.590	11.11	451
Qualified XII (0.70)	360.337	11.11	4,003
Qualified XII (0.75)	21,510.111	11.10	238,762
Qualified XII (0.85)	164.440	11.10	1,825
Qualified XII (0.90)	1.800	11.09	20
Qualified XII (0.95)	43,512.475	11.09	482,553
Qualified XII (1.00)	3,886.752	11.09	43,104
Qualified XII (1.05)	1,069.551	11.08	11,851
Qualified XII (1.10)	82.562	11.08	915
Qualified XII (1.15)	4,487.831	11.07	49,680
Qualified XII (1.20)	81.504	11.07	902
Qualified XII (1.25)	5,439.930	11.07	60,220
Qualified XII (1.40)	1,308.591	11.06	14,473
Qualified XVI	1,591.546	11.05	17,587
	106,061.354		$ 1,175,722
ING Solution 2045 Portfolio - Adviser Class			
Contracts in accumulation period:			
ING MAP PLUS NP13	822.868	$ 11.30	$ 9,298
ING MAP PLUS NP15	16,084.338	11.30	181,753
ING MAP PLUS NP16	9.508	11.29	107
ING MAP PLUS NP17	1,436.385	11.29	16,217
ING MAP PLUS NP21	857.366	11.27	9,663
ING MAP PLUS NP22	0.401	11.27	5
ING MAP PLUS NP6	3,418.019	11.33	38,726
	22,628.885		$ 255,769

Division/Contract	Units	Unit Value	Extended Value
ING Solution 2045 Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	20,908.150	$ 11.27	$ 235,635
Qualified X (1.25)	825.882	11.27	9,308
Qualified XII (0.15)	55.913	11.36	635
Qualified XII (0.50)	0.107	11.33	1
Qualified XII (0.60)	1,319.934	11.32	14,942
Qualified XII (0.65)	0.880	11.32	10
Qualified XII (0.70)	3,878.153	11.32	43,901
Qualified XII (0.75)	3,675.380	11.31	41,569
Qualified XII (0.85)	310.100	11.31	3,507
Qualified XII (0.90)	9.046	11.30	102
Qualified XII (0.95)	13,598.933	11.30	153,668
Qualified XII (1.00)	4,411.841	11.29	49,810
Qualified XII (1.05)	1,685.236	11.29	19,026
Qualified XII (1.10)	67.544	11.29	763
Qualified XII (1.15)	349.994	11.28	3,948
Qualified XII (1.20)	323.199	11.28	3,646
Qualified XII (1.25)	263.300	11.27	2,967
Qualified XII (1.40)	152.907	11.26	1,722
Qualified XII (1.45)	11.386	11.26	128
Qualified XVI	42.119	11.26	474
	51,890.004		$ 585,762
ING Solution Income Portfolio - Adviser Class			
Contracts in accumulation period:			
ING MAP PLUS NP15	14.040	$ 10.31	$ 145
ING MAP PLUS NP21	3,896.212	10.29	40,092
	3,910.252		$ 40,237

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Solution Income Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	2,472.718	$ 10.30	$ 25,469
Qualified X (1.15)	19,638.345	10.31	202,471
Qualified X (1.25)	4,500.751	10.30	46,358
Qualified XII (0.50)	234.815	10.36	2,433
Qualified XII (0.70)	13.773	10.34	142
Qualified XII (0.75)	802.580	10.34	8,299
Qualified XII (0.85)	59.295	10.33	613
Qualified XII (0.95)	3,150.907	10.32	32,517
Qualified XII (1.00)	670.600	10.32	6,921
Qualified XII (1.05)	1,500.944	10.32	15,490
Qualified XII (1.10)	5.855	10.31	60
Qualified XII (1.40)	3.879	10.29	40
Qualified XII (1.45)	8.257	10.29	85
Qualified XVI	14.209	10.29	146
	33,076.928		$ 341,044

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class			
Currently payable annuity contracts:			$ 89,236
Contracts in accumulation period:			
Qualified V	2,000.958	$ 11.08	22,171
Qualified VI	16,226,699.823	11.09	179,954,101
Qualified VIII	17,945.280	11.09	199,013
Qualified X (1.15)	203,777.723	11.10	2,261,933
Qualified X (1.25)	1,285,787.381	11.09	14,259,382
Qualified XII (0.00)	385,627.566	11.60	4,473,280
Qualified XII (0.05)	207,288.935	11.60	2,404,552
Qualified XII (0.15)	126,980.510	11.20	1,422,182
Qualified XII (0.15)	217,038.710	11.16	2,422,152
Qualified XII (0.25)	4,981.620	11.54	57,488
Qualified XII (0.25)	209,750.823	11.54	2,420,525
Qualified XII (0.30)	2,116.439	11.54	24,424
Qualified XII (0.30)	569,954.540	11.54	6,577,275
Qualified XII (0.35)	82,806.860	11.53	954,763
Qualified XII (0.35)	242,274.572	11.53	2,793,426
Qualified XII (0.40)	16.412	11.18	183
Qualified XII (0.45)	950.722	11.17	10,620
Qualified XII (0.50)	736,533.996	11.54	8,499,602
Qualified XII (0.55)	76,453.772	11.50	879,218
Qualified XII (0.55)	170,084.599	11.50	1,955,973
Qualified XII (0.60)	61,430.084	11.48	705,217
Qualified XII (0.60)	421,545.685	11.48	4,839,344
Qualified XII (0.65)	31,354.810	11.47	359,640
Qualified XII (0.65)	107,429.744	11.47	1,232,219
Qualified XII (0.70)	64,949.922	11.46	744,326
Qualified XII (0.70)	607,347.545	11.46	6,960,203
Qualified XII (0.75)	256,011.775	11.44	2,928,775
Qualified XII (0.75)	597,868.446	11.44	6,839,615
Qualified XII (0.80)	1,438,843.622	11.50	16,546,702
Qualified XII (0.85)	97,877.917	11.50	1,125,596
Qualified XII (0.85)	1,516,713.854	11.50	17,442,209
Qualified XII (0.90)	68,184.866	11.48	782,762
Qualified XII (0.95)	96,928.012	11.48	1,112,734
Qualified XII (0.95)	1,243,093.787	11.48	14,270,717
Qualified XII (1.00)	3,188,813.972	11.12	35,459,611

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Diversified Mid Cap Growth			
Portfolio - Initial Class (continued)			
Qualified XII (1.05)	93,712.895	$ 11.47	$ 1,074,887
Qualified XII (1.05)	332,844.013	11.47	3,817,721
Qualified XII (1.10)	7,332.122	11.46	84,026
Qualified XII (1.10)	319,355.870	11.46	3,659,818
Qualified XII (1.15)	183,984.535	11.45	2,106,623
Qualified XII (1.20)	8,604.983	11.44	98,441
Qualified XII (1.20)	102,307.836	11.44	1,170,402
Qualified XII (1.25)	140,431.824	11.44	1,606,540
Qualified XII (1.30)	12,957.139	11.43	148,100
Qualified XII (1.35)	31,054.494	11.09	344,394
Qualified XII (1.40)	2,408.785	11.56	27,846
Qualified XII (1.40)	64,144.093	11.56	741,506
Qualified XII (1.45)	3,904.773	11.08	43,265
Qualified XII (1.50)	15,601.126	11.07	172,704
Qualified XV	122,398.996	11.12	1,361,077
Qualified XVI	373,538.353	11.07	4,135,070
Qualified XVII	18,705.077	11.09	207,439
Qualified XVIII	51,116.625	11.09	566,883
Qualified XXI	339,120.828	11.14	3,777,806
Qualified XXII	95.252	11.17	1,064
Qualified XXV	230,178.391	11.14	2,564,187
Qualified XXVI	158,793.225	11.13	1,767,369
Qualified XXVII	4,553,354.461	11.19	50,952,036
Qualified XXVIII	506,601.030	11.19	5,668,866
Qualified XXXII	27,484.492	11.09	304,803
	38,267,496.500		$ 429,434,042

ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class

Contracts in accumulation period:

	Units	Unit Value	Extended Value
ING MAP PLUS NP12	660.522	$ 11.20	$ 7,398
ING MAP PLUS NP13	7,695.375	11.19	86,111
ING MAP PLUS NP14	1,260.420	11.18	14,092
ING MAP PLUS NP15	7,294.038	11.17	81,474
ING MAP PLUS NP23	310.104	11.09	3,439
ING MAP PLUS NP26	23.567	11.05	260
Qualified VI	4,043.532	8.27	33,440
Qualified XII (1.00)	452.414	8.35	3,778
	21,739.972		$ 229,992

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Growth Equity			
Portfolio - Initial Class			
Currently payable annuity contracts:			$ 847,648
Contracts in accumulation period:			
Qualified V	1,386.906	$ 21.51	29,832
Qualified VI	4,595,128.610	21.41	98,381,704
Qualified VIII	3,809.658	21.85	83,241
Qualified X (1.15)	117,846.850	24.24	2,856,608
Qualified X (1.25)	432,956.380	23.99	10,386,624
Qualified XII (0.05)	22,156.066	22.66	502,056
Qualified XII (0.15)	36,029.139	11.98	431,629
Qualified XII (0.15)	68,490.463	12.08	827,365
Qualified XII (0.25)	156,687.338	14.01	2,195,190
Qualified XII (0.30)	264,014.574	13.96	3,685,643
Qualified XII (0.35)	31,150.765	13.90	432,996
Qualified XII (0.40)	217,508.577	21.12	4,593,781
Qualified XII (0.45)	532.016	13.80	7,342
Qualified XII (0.50)	281,753.575	14.37	4,048,799
Qualified XII (0.55)	106,398.663	13.69	1,456,598
Qualified XII (0.60)	94,136.532	13.64	1,284,022
Qualified XII (0.65)	139,250.571	13.59	1,892,415
Qualified XII (0.70)	341,896.615	13.54	4,629,280
Qualified XII (0.75)	536,029.164	13.49	7,231,033
Qualified XII (0.80)	567,593.692	14.80	8,400,387
Qualified XII (0.85)	529,676.700	20.50	10,858,372
Qualified XII (0.90)	33,026.363	14.26	470,956
Qualified XII (0.95)	944,864.902	20.31	19,190,206
Qualified XII (1.00)	1,030,018.697	20.21	20,816,678
Qualified XII (1.05)	131,087.030	20.11	2,636,160
Qualified XII (1.10)	88,139.316	20.02	1,764,549
Qualified XII (1.15)	55,821.523	19.92	1,111,965
Qualified XII (1.20)	23,412.132	19.82	464,028
Qualified XII (1.25)	763.718	11.71	8,943
Qualified XII (1.25)	56,851.162	19.73	1,121,673
Qualified XII (1.30)	4,375.882	19.63	85,899
Qualified XII (1.35)	13,346.923	19.54	260,799
Qualified XII (1.40)	17,981.186	19.45	349,734
Qualified XII (1.45)	1,872.163	19.35	36,226
Qualified XII (1.50)	1,484.181	19.26	28,585

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Growth Equity **Portfolio - Initial Class (continued)**			
Qualified XV	11,002.182	$ 22.00	$ 242,048
Qualified XVI	116,587.522	20.95	2,442,509
Qualified XVII	19,715.776	21.41	422,115
Qualified XVIII	13,174.903	23.99	316,066
Qualified XXI	55,771.788	22.22	1,239,249
Qualified XXII	51.386	22.51	1,157
Qualified XXV	16,903.926	21.98	371,548
Qualified XXVI	26,171.234	21.81	570,795
Qualified XXVII	1,611,949.845	25.03	40,347,105
Qualified XXVIII	893,631.901	24.95	22,296,116
Qualified XXXI	1,661.274	15.18	25,218
Qualified XXXII	16,798.431	11.83	198,725
Qualified XXXIII (0.65)	14,011.697	11.93	167,160
	13,744,909.897		$ 282,048,777

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Growth Equity Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP10	14,355.829	$ 11.31	$ 162,364
ING MAP PLUS NP13	20.541	11.28	232
ING MAP PLUS NP15	12,292.555	11.26	138,414
ING MAP PLUS NP16	1,034.664	11.25	11,640
ING MAP PLUS NP17	1,352.308	11.24	15,200
ING MAP PLUS NP21	1,318.381	11.19	14,753
ING MAP PLUS NP22	895.598	11.18	10,013
ING MAP PLUS NP23	192.878	11.17	2,154
ING MAP PLUS NP24	3,053.879	11.16	34,081
ING MAP PLUS NP26	190.750	11.14	2,125
ING MAP PLUS NP27	150.697	11.13	1,677
Qualified XII (1.00)	4,214.911	12.75	53,740
	39,072.991		$ 446,393
ING UBS U.S. Large Cap Equity Portfolio - Initial Class			
Currently payable annuity contracts:			$ 1,574,003
Contracts in accumulation period:			
Qualified IX	2,814.366	$ 14.34	40,358
Qualified V	603.508	16.60	10,018
Qualified VI	3,707,990.341	16.95	62,850,436
Qualified VII	65,080.418	14.36	934,555
Qualified VIII	8,557.668	14.29	122,289
Qualified X (1.15)	71,579.496	17.16	1,228,304
Qualified X (1.25)	325,499.381	16.95	5,517,215
Qualified XII (0.00)	27.660	11.71	324
Qualified XII (0.05)	31,189.389	17.94	559,538
Qualified XII (0.15)	43,616.886	11.59	505,520
Qualified XII (0.15)	69,794.894	11.49	801,943
Qualified XII (0.25)	166,813.075	11.49	1,916,682
Qualified XII (0.30)	149,199.270	11.45	1,708,332
Qualified XII (0.35)	7,768.495	11.40	88,561
Qualified XII (0.40)	99,660.267	11.42	1,138,120
Qualified XII (0.45)	957.485	11.32	10,839
Qualified XII (0.50)	128,725.876	11.86	1,526,689
Qualified XII (0.55)	55,300.898	11.23	621,029
Qualified XII (0.60)	101,030.623	11.19	1,130,533
Qualified XII (0.65)	32,882.223	11.15	366,637
Qualified XII (0.70)	180,298.076	11.10	2,001,309
Qualified XII (0.75)	181,078.566	11.06	2,002,729
Qualified XII (0.80)	376,840.457	12.20	4,597,454
Qualified XII (0.85)	650,791.075	11.09	7,217,273

Division/Contract	Units	Unit Value	Extended Value
ING UBS U.S. Large Cap Equity Portfolio - Initial Class (continued)			
Qualified XII (0.90)	18,013.399	$ 11.79	$ 212,378
Qualified XII (0.95)	313,717.911	10.99	3,447,760
Qualified XII (1.00)	841,153.113	10.93	9,193,804
Qualified XII (1.05)	89,807.869	10.88	977,110
Qualified XII (1.10)	49,071.955	10.83	531,449
Qualified XII (1.15)	61,862.053	10.78	666,873
Qualified XII (1.20)	12,913.900	10.72	138,437
Qualified XII (1.25)	29,698.542	10.67	316,883
Qualified XII (1.30)	818.466	10.62	8,692
Qualified XII (1.35)	6,720.123	10.57	71,032
Qualified XII (1.40)	8,118.199	10.52	85,403
Qualified XII (1.45)	1,866.434	10.47	19,542
Qualified XII (1.50)	2,152.330	10.42	22,427
Qualified XIX	1,403.327	11.16	15,661
Qualified XV	14,907.790	17.42	259,694
Qualified XVI	89,250.376	16.59	1,480,664
Qualified XVII	55,378.613	16.95	938,667
Qualified XVIII	18,724.031	16.95	317,372
Qualified XX	2,074.776	14.70	30,499
Qualified XXI	36,917.847	17.59	649,385
Qualified XXIX	3,358.725	14.70	49,373
Qualified XXV	5,915.392	17.40	102,928
Qualified XXVI	13,508.585	17.27	233,293
Qualified XXVII	788,991.998	16.29	12,852,680
Qualified XXVIII	91,047.751	16.24	1,478,615
Qualified XXX	45,584.526	14.51	661,431
Qualified XXXII	99,736.630	12.65	1,261,668
	9,160,815.054		$ 134,494,410

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Comstock Portfolio - Service Class			
Currently payable annuity contracts:			$ 1,809,824
Contracts in accumulation period:			
ING MAP PLUS NP13	20.176	$ 11.60	234
ING MAP PLUS NP15	77,648.446	11.58	899,169
ING MAP PLUS NP16	1,277.175	11.57	14,777
ING MAP PLUS NP17	6,681.981	11.56	77,244
ING MAP PLUS NP19	1,511.518	11.54	17,443
ING MAP PLUS NP21	3,310.669	11.51	38,106
ING MAP PLUS NP26	38.489	11.46	441
Qualified V	332.549	12.46	4,144
Qualified VI	2,497,770.915	12.53	31,297,070
Qualified X (1.15)	71,745.401	12.58	902,557
Qualified X (1.25)	311,675.294	12.53	3,905,291
Qualified XII (0.00)	631,945.385	13.12	8,291,123
Qualified XII (0.15)	3,409.450	13.05	44,493
Qualified XII (0.30)	16.092	12.98	209
Qualified XII (0.35)	36.729	12.95	476
Qualified XII (0.50)	8,057.736	12.88	103,784
Qualified XII (0.55)	16,862.684	12.86	216,854
Qualified XII (0.60)	21,710.110	12.84	278,758
Qualified XII (0.65)	3,522.020	12.81	45,117
Qualified XII (0.70)	75,989.598	12.79	971,907
Qualified XII (0.75)	88,489.571	12.77	1,130,012
Qualified XII (0.80)	409,752.551	12.74	5,220,248
Qualified XII (0.85)	231,844.839	12.72	2,949,066
Qualified XII (0.90)	25,253.341	12.69	320,465
Qualified XII (0.95)	177,804.607	12.67	2,252,784
Qualified XII (1.00)	1,379,960.890	12.65	17,456,505
Qualified XII (1.05)	60,219.262	12.63	760,569
Qualified XII (1.10)	13,175.482	12.60	166,011
Qualified XII (1.15)	6,189.121	12.58	77,859
Qualified XII (1.20)	5,423.998	12.56	68,125
Qualified XII (1.25)	866.581	11.85	10,269
Qualified XII (1.25)	57,718.574	12.53	723,214
Qualified XII (1.30)	286.953	12.51	3,590
Qualified XII (1.35)	2,268.617	12.49	28,335
Qualified XII (1.40)	2,306.718	12.46	28,742
Qualified XII (1.45)	170.861	12.44	2,126
Qualified XII (1.50)	326.148	12.42	4,051

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Comstock			
Portfolio - Service Class (continued)			
Qualified XV	5,049.864	12.67	63,982
Qualified XVI	30,414.744	12.42	377,751
Qualified XVII	11,568.216	12.53	144,950
Qualified XVIII	11,556.316	12.65	146,187
Qualified XXI	8,280.109	12.74	105,489
Qualified XXV	9,174.500	12.77	117,158
Qualified XXVI	718.638	12.69	9,120
Qualified XXVII	1,142,127.107	14.77	16,869,217
Qualified XXXII	4,055.356	12.33	50,003
Qualified XXXIII (0.40)	10,377.258	12.97	134,593
	7,428,942.639		$ 98,139,442

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Equity and Income Portfolio - Initial Class			
Currently payable annuity contracts:			$ 1,290,678
Contracts in accumulation period:			
Qualified V	2,289.715	$ 10.67	24,431
Qualified VI	13,027,738.362	10.69	139,266,523
Qualified VIII	15,123.032	10.69	161,665
Qualified X (1.15)	334,754.271	10.70	3,581,871
Qualified X (1.25)	1,614,519.674	10.69	17,259,215
Qualified XII (0.05)	121,103.461	11.21	1,357,570
Qualified XII (0.15)	46,321.618	10.79	499,810
Qualified XII (0.15)	106,096.334	10.75	1,140,536
Qualified XII (0.25)	1,465.064	11.16	16,350
Qualified XII (0.25)	139,896.060	11.16	1,561,240
Qualified XII (0.30)	20.728	10.78	223
Qualified XII (0.35)	44,745.341	11.15	498,911
Qualified XII (0.35)	691,638.957	11.15	7,711,774
Qualified XII (0.40)	1,338,340.792	11.14	14,909,116
Qualified XII (0.45)	312.568	10.76	3,363
Qualified XII (0.50)	842,926.830	11.15	9,398,634
Qualified XII (0.55)	157,585.433	11.12	1,752,350
Qualified XII (0.55)	644,514.751	11.12	7,167,004
Qualified XII (0.60)	6,409.939	11.10	71,150
Qualified XII (0.60)	212,266.164	11.10	2,356,154
Qualified XII (0.65)	105,579.683	11.09	1,170,879
Qualified XII (0.65)	124,966.029	11.09	1,385,873
Qualified XII (0.70)	24,560.605	11.08	272,132
Qualified XII (0.70)	464,730.114	11.08	5,149,210
Qualified XII (0.75)	307,349.313	11.07	3,402,357
Qualified XII (0.75)	718,791.132	11.07	7,957,018
Qualified XII (0.80)	1,180,581.216	11.12	13,128,063
Qualified XII (0.85)	156,588.451	11.12	1,741,264
Qualified XII (0.85)	1,225,357.404	11.12	13,625,974
Qualified XII (0.90)	58,428.444	11.10	648,556
Qualified XII (0.95)	109,534.559	11.10	1,215,834
Qualified XII (0.95)	887,069.341	11.10	9,846,470
Qualified XII (1.00)	3,397,749.061	10.71	36,389,892
Qualified XII (1.05)	96,956.035	11.09	1,075,242
Qualified XII (1.05)	471,249.363	11.09	5,226,155

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Equity and Income Portfolio - Initial Class (continued)			
Qualified XII (1.10)	13,733.279	$ 11.08	$ 152,165
Qualified XII (1.10)	276,512.124	11.08	3,063,754
Qualified XII (1.15)	159,936.286	11.07	1,770,495
Qualified XII (1.20)	4,406.102	11.06	48,731
Qualified XII (1.20)	131,180.313	11.06	1,450,854
Qualified XII (1.25)	79.936	10.69	855
Qualified XII (1.25)	267,316.343	11.06	2,956,519
Qualified XII (1.30)	27,187.360	11.05	300,420
Qualified XII (1.35)	30,869.319	10.68	329,684
Qualified XII (1.40)	4,159.397	11.17	46,460
Qualified XII (1.40)	79,254.106	11.17	885,268
Qualified XII (1.45)	12,593.259	10.67	134,370
Qualified XII (1.50)	8,472.734	10.66	90,319
Qualified XV	33,741.244	10.71	361,369
Qualified XVI	313,107.240	10.66	3,337,723
Qualified XVII	10,255.186	10.69	109,628
Qualified XVIII	115,026.221	10.69	1,229,630
Qualified XXI	137,160.585	10.73	1,471,733
Qualified XXV	160,371.005	10.73	1,720,781
Qualified XXVI	39,272.516	10.72	421,001
Qualified XXVII	1,132,003.132	10.73	12,146,394
Qualified XXXII	33,215.159	10.69	355,070
Qualified XXXIII (0.65)	8,593.591	10.74	92,295
	31,676,006.281		$ 344,739,005
ING Van Kampen Equity and Income Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	24.200	$ 34.40	$ 832
Qualified X (1.25)	8.305	11.11	92
Qualified XII (1.00)	350.427	34.76	12,181
	382.932		$ 13,105

Division/Contract	Units	Unit Value	Extended Value
ING VP Strategic Allocation Balanced Portfolio - Class I			
Currently payable annuity contracts:			$ 488,625
Contracts in accumulation period:			
ING MAP PLUS NP10	357.057	$ 11.20	3,999
ING MAP PLUS NP11	176.262	11.19	1,972
ING MAP PLUS NP13	13,429.427	11.17	150,007
ING MAP PLUS NP14	9,853.008	11.16	109,960
ING MAP PLUS NP15	73,151.457	11.15	815,639
ING MAP PLUS NP17	2,920.394	11.13	32,504
ING MAP PLUS NP20	5,377.094	11.09	59,632
ING MAP PLUS NP21	30,617.585	11.08	339,243
ING MAP PLUS NP22	6,816.051	11.07	75,454
ING MAP PLUS NP23	2,396.733	11.06	26,508
ING MAP PLUS NP26	4,011.494	11.03	44,247
ING MAP PLUS NP28	6,911.143	11.01	76,092
ING MAP PLUS NP29	1,619.357	11.00	17,813
ING MAP PLUS NP30	34.006	10.99	374
ING MAP PLUS NP32	1,886.479	10.97	20,695
ING MAP PLUS NP7	1,762.071	11.23	19,788
Qualified V	110.389	17.49	1,931
Qualified VI	1,574,700.671	17.79	28,013,925
Qualified X (1.15)	22,237.641	18.40	409,173
Qualified X (1.25)	186,600.864	18.21	3,398,002
Qualified XII (0.00)	8,367.662	12.04	100,747
Qualified XII (0.00)	13,009.442	12.17	158,325
Qualified XII (0.05)	24,120.359	18.82	453,945
Qualified XII (0.25)	39,577.459	12.38	489,969
Qualified XII (0.30)	26,464.806	12.33	326,311
Qualified XII (0.35)	4,600.116	12.29	56,535
Qualified XII (0.40)	330,099.998	17.01	5,615,001
Qualified XII (0.45)	33.548	12.19	409
Qualified XII (0.50)	43,716.782	12.50	546,460
Qualified XII (0.55)	36,576.002	12.10	442,570
Qualified XII (0.60)	17,880.101	12.05	215,455
Qualified XII (0.65)	4,060.903	12.01	48,771
Qualified XII (0.70)	155,404.982	11.96	1,858,644
Qualified XII (0.75)	217,838.190	11.92	2,596,631
Qualified XII (0.80)	140,340.855	12.52	1,757,068
Qualified XII (0.85)	135,089.571	16.52	2,231,680
Qualified XII (0.90)	2,383.411	12.27	29,244
Qualified XII (0.95)	143,495.902	16.36	2,347,593
Qualified XII (1.00)	305,630.701	16.28	4,975,668
Qualified XII (1.05)	375,249.045	16.20	6,079,035

Division/Contract	Units	Unit Value	Extended Value
ING VP Strategic Allocation Balanced Portfolio - Class I (continued)			
Qualified XII (1.10)	77,120.478	$ 16.12	$ 1,243,182
Qualified XII (1.15)	91,279.508	16.05	1,465,036
Qualified XII (1.20)	17,281.255	15.97	275,982
Qualified XII (1.25)	39,355.072	15.89	625,352
Qualified XII (1.30)	10,885.224	15.82	172,204
Qualified XII (1.35)	872.853	15.74	13,739
Qualified XII (1.40)	18,722.172	15.67	293,376
Qualified XII (1.45)	852.051	15.59	13,283
Qualified XII (1.50)	5,130.547	15.52	79,626
Qualified XV	4,131.249	18.28	75,519
Qualified XVI	30,818.921	17.40	536,249
Qualified XVII	10,241.445	18.33	187,726
Qualified XVIII	12,795.627	18.76	240,046
Qualified XXI	6,425.471	18.46	118,614
Qualified XXII	508.986	18.70	9,518
Qualified XXV	1,435.353	18.40	26,410
Qualified XXVI	309.650	18.26	5,654
Qualified XXVII	115,515.114	18.02	2,081,582
Qualified XXVIII	96,767.770	17.97	1,738,917
Qualified XXXII	3,746.343	11.53	43,195
Qualified XXXIII (0.65)	383.524	11.98	4,595
	4,513,487.631		$ 73,685,449
ING VP Strategic Allocation Growth Portfolio - Class I			
Currently payable annuity contracts:			$ 382,174
Contracts in accumulation period:			
ING MAP PLUS NP10	854.762	$ 11.53	9,855
ING MAP PLUS NP11	1,258.138	11.52	14,494
ING MAP PLUS NP13	18,575.466	11.49	213,432
ING MAP PLUS NP14	1,482.372	11.48	17,018
ING MAP PLUS NP15	6,765.581	11.47	77,601
ING MAP PLUS NP17	7,030.740	11.45	80,502
ING MAP PLUS NP19	3,325.812	11.43	38,014
ING MAP PLUS NP20	3,700.421	11.42	42,259
ING MAP PLUS NP21	21,241.903	11.41	242,370
ING MAP PLUS NP22	1,361.294	11.40	15,519
ING MAP PLUS NP23	1,054.069	11.38	11,995
ING MAP PLUS NP26	493.635	11.35	5,603
ING MAP PLUS NP28	4,524.601	11.33	51,264
ING MAP PLUS NP29	6,477.658	11.32	73,327
ING MAP PLUS NP30	15.241	11.31	172
ING MAP PLUS NP32	1,028.853	11.29	11,616

Division/Contract	Units	Unit Value	Extended Value
ING VP Strategic Allocation Growth Portfolio - Class I (continued)			
ING MAP PLUS NP7	1,185.394	$ 11.56	$ 13,703
Qualified V	51.805	18.35	951
Qualified VI	1,918,046.900	18.66	35,790,755
Qualified VIII	8.584	18.64	160
Qualified X (1.15)	47,397.402	19.39	919,036
Qualified X (1.25)	212,376.737	19.19	4,075,510
Qualified XII (0.00)	8,319.861	12.22	101,669
Qualified XII (0.00)	21,992.569	12.35	271,608
Qualified XII (0.05)	8,032.247	19.74	158,557
Qualified XII (0.25)	66,388.649	12.00	796,664
Qualified XII (0.30)	25,002.436	11.96	299,029
Qualified XII (0.35)	8,300.662	11.91	98,861
Qualified XII (0.40)	113,931.404	17.56	2,000,635
Qualified XII (0.50)	59,028.906	12.19	719,562
Qualified XII (0.55)	49,371.708	11.73	579,130
Qualified XII (0.60)	11,314.630	11.69	132,268
Qualified XII (0.65)	7,129.921	11.64	82,992
Qualified XII (0.70)	187,473.703	11.60	2,174,695
Qualified XII (0.75)	196,971.682	11.56	2,276,993
Qualified XII (0.80)	165,249.423	12.24	2,022,653
Qualified XII (0.85)	216,238.285	17.04	3,684,700
Qualified XII (0.90)	2,399.143	11.98	28,742
Qualified XII (0.95)	115,381.393	16.88	1,947,638
Qualified XII (1.00)	569,316.167	16.80	9,564,512
Qualified XII (1.05)	149,811.350	16.72	2,504,846
Qualified XII (1.10)	78,885.026	16.64	1,312,647
Qualified XII (1.15)	78,751.571	16.56	1,304,126
Qualified XII (1.20)	17,403.203	16.48	286,805
Qualified XII (1.25)	29,864.402	16.40	489,776
Qualified XII (1.30)	19,822.515	16.32	323,503
Qualified XII (1.35)	431.052	16.24	7,000
Qualified XII (1.40)	11,524.194	16.16	186,231
Qualified XII (1.45)	372.960	16.09	6,001
Qualified XII (1.50)	2,778.613	16.01	44,486
Qualified XV	4,463.983	19.17	85,575
Qualified XVI	37,572.417	18.25	685,697
Qualified XVIII	3,528.078	19.77	69,750
Qualified XXI	10,340.514	19.36	200,192
Qualified XXII	1,446.346	19.61	28,363
Qualified XXV	6,297.064	19.30	121,533
Qualified XXVI	291.973	19.15	5,591
Qualified XXVII	104,164.948	18.90	1,968,718
Qualified XXVIII	127,465.054	18.84	2,401,442
Qualified XXXII	7,483.244	11.96	89,500
Qualified XXXIII (0.65)	3,070.124	12.16	37,333
	4,785,868.788		$ 81,187,353

Division/Contract	Units	Unit Value	Extended Value
ING VP Strategic Allocation Income Portfolio - Class I			
Currently payable annuity contracts:			$ 779,179
Contracts in accumulation period:			
ING MAP PLUS NP10	72.226	$ 10.91	788
ING MAP PLUS NP11	412.690	10.90	4,498
ING MAP PLUS NP13	11,240.964	10.88	122,302
ING MAP PLUS NP14	2,969.746	10.87	32,281
ING MAP PLUS NP15	132,088.085	10.86	1,434,477
ING MAP PLUS NP17	451.381	10.84	4,893
ING MAP PLUS NP19	2,561.617	10.81	27,691
ING MAP PLUS NP20	1,772.888	10.80	19,147
ING MAP PLUS NP21	10,758.285	10.79	116,082
ING MAP PLUS NP22	1,655.975	10.78	17,851
ING MAP PLUS NP23	4,316.482	10.77	46,489
ING MAP PLUS NP26	128.982	10.74	1,385
ING MAP PLUS NP28	1,480.325	10.72	15,869
ING MAP PLUS NP29	976.783	10.71	10,461
ING MAP PLUS NP30	15.544	10.70	166
ING MAP PLUS NP32	358.310	10.68	3,827
ING MAP PLUS NP7	1,407.066	10.94	15,393
Qualified V	23.377	17.15	401
Qualified VI	691,461.679	17.44	12,059,092
Qualified X (1.15)	35,156.185	17.70	622,264
Qualified X (1.25)	113,846.423	17.51	1,993,451
Qualified XII (0.00)	5,749.060	11.91	68,471
Qualified XII (0.00)	7,713.215	12.04	92,867
Qualified XII (0.05)	17,787.569	18.45	328,181
Qualified XII (0.25)	12,094.345	13.24	160,129
Qualified XII (0.30)	25,510.353	13.19	336,482
Qualified XII (0.35)	872.904	13.14	11,470
Qualified XII (0.40)	123,459.113	17.03	2,102,509
Qualified XII (0.45)	20.561	13.04	268
Qualified XII (0.50)	7,965.744	13.28	105,785
Qualified XII (0.55)	16,926.107	12.94	219,024
Qualified XII (0.60)	25,959.303	12.89	334,615
Qualified XII (0.65)	2,314.635	12.84	29,720
Qualified XII (0.70)	72,424.655	12.79	926,311
Qualified XII (0.75)	87,089.042	12.74	1,109,514
Qualified XII (0.80)	122,843.710	13.16	1,616,623
Qualified XII (0.85)	56,267.384	16.53	930,100
Qualified XII (0.90)	856.334	12.98	11,115
Qualified XII (0.95)	64,880.126	16.37	1,062,088
Qualified XII (1.00)	304,390.410	16.30	4,961,564

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP Strategic Allocation Income Portfolio - Class I (continued)			
Qualified XII (1.05)	55,214.425	$ 16.22	$ 895,578
Qualified XII (1.10)	49,573.994	16.14	800,124
Qualified XII (1.15)	28,309.859	16.06	454,656
Qualified XII (1.20)	3,971.717	15.98	63,468
Qualified XII (1.25)	15,934.136	15.91	253,512
Qualified XII (1.30)	3,337.466	15.83	52,832
Qualified XII (1.35)	322.902	15.76	5,089
Qualified XII (1.40)	7,706.934	15.68	120,845
Qualified XII (1.45)	2,269.731	15.60	35,408
Qualified XII (1.50)	556.113	15.53	8,636
Qualified XV	642.951	17.92	11,522
Qualified XVI	18,024.479	17.06	307,498
Qualified XVII	13,009.130	17.97	233,774
Qualified XVIII	34,045.770	18.05	614,526
Qualified XXI	4,445.682	18.10	80,467
Qualified XXV	6,298.322	18.04	113,622
Qualified XXVI	901.713	17.90	16,141
Qualified XXVII	105,628.845	17.67	1,866,462
Qualified XXVIII	81,622.566	17.61	1,437,373
Qualified XXXII	3,695.272	11.13	41,128
Qualified XXXIII (0.65)	1,680.981	11.85	19,920
	2,405,472.571		$ 39,167,404

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP Growth and Income Portfolio - Class I			
Currently payable annuity contracts:			$ 152,471,262
Contracts in accumulation period:			
Qualified I	41,439.128	$ 281.01	11,644,809
Qualified IX	6,598.428	20.92	138,039
Qualified V	893.146	21.45	19,158
Qualified VI	39,955,564.892	21.74	868,633,981
Qualified VII	3,460,419.736	20.58	71,215,438
Qualified VIII	42,660.614	20.17	860,465
Qualified X (1.15)	816,287.616	22.01	17,966,490
Qualified X (1.25)	6,315,276.777	21.74	137,294,117
Qualified XII (0.00)	72.798	9.62	700
Qualified XII (0.00)	351,334.096	10.61	3,727,655
Qualified XII (0.00)	426,795.306	10.49	4,477,083
Qualified XII (0.05)	205,912.216	23.01	4,738,040
Qualified XII (0.25)	2,061,293.020	9.44	19,458,606
Qualified XII (0.30)	627,161.063	9.41	5,901,586
Qualified XII (0.35)	202,922.222	9.37	1,901,381
Qualified XII (0.40)	215,710.196	15.40	3,321,937
Qualified XII (0.45)	3,750.665	9.30	34,881
Qualified XII (0.50)	1,787,620.799	9.74	17,411,427
Qualified XII (0.55)	772,964.972	9.23	7,134,467
Qualified XII (0.60)	1,635,914.115	9.20	15,050,410
Qualified XII (0.65)	140,633.233	9.16	1,288,200
Qualified XII (0.70)	1,507,403.657	9.13	13,762,595
Qualified XII (0.75)	2,464,739.670	9.09	22,404,484
Qualified XII (0.80)	4,634,085.301	9.93	46,016,467
Qualified XII (0.85)	4,802,154.025	14.95	71,792,203
Qualified XII (0.90)	169,583.896	9.59	1,626,310
Qualified XII (0.95)	1,962,636.229	14.80	29,047,016
Qualified XII (1.00)	7,617,502.570	14.73	112,205,813
Qualified XII (1.05)	563,988.012	14.66	8,268,064
Qualified XII (1.10)	370,045.229	14.59	5,398,960
Qualified XII (1.15)	258,276.379	14.52	3,750,173
Qualified XII (1.20)	59,263.504	14.45	856,358
Qualified XII (1.25)	153.931	11.71	1,803
Qualified XII (1.25)	117,338.552	14.38	1,687,328
Qualified XII (1.30)	7,006.883	14.31	100,269
Qualified XII (1.35)	2,032.344	14.24	28,941
Qualified XII (1.40)	42,867.709	14.18	607,864
Qualified XII (1.45)	389.258	14.11	5,492
Qualified XII (1.50)	8,020.373	14.04	112,606
Qualified XIX	20,526.813	287.09	5,893,043

Division/Contract	Units	Unit Value	Extended Value
ING VP Growth and Income Portfolio - Class I (continued)			
Qualified XV	324,581.993	$ 22.34	$ 7,251,162
Qualified XVI	733,906.261	21.27	15,610,186
Qualified XVII	2,114,386.943	22.21	46,960,534
Qualified XVIII	2,370,472.041	22.21	52,648,184
Qualified XX	53,792.099	217.51	11,700,320
Qualified XXI	251,743.008	22.56	5,679,322
Qualified XXII	782.979	22.85	17,891
Qualified XXIX	1,784.791	212.90	379,982
Qualified XXV	98,693.737	22.49	2,219,622
Qualified XXVI	74,539.028	22.31	1,662,966
Qualified XXVII	675,775.960	215.73	145,785,148
Qualified XXVIII	9,417.936	215.05	2,025,327
Qualified XXX	34,905.279	210.22	7,337,788
Qualified XXXII	651,091.115	11.95	7,780,539
	91,075,112.543		$ 1,975,314,892
ING GET U.S. Core Portfolio - Series 1			
Contracts in accumulation period:			
Qualified XXVII	136,434.316	$ 10.54	$ 1,438,018
	136,434.316		$ 1,438,018
ING GET U.S. Core Portfolio - Series 2			
Contracts in accumulation period:			
Qualified V	1,392.728	$ 10.15	$ 14,136
Qualified VI	161,738.384	10.19	1,648,114
Qualified XII (0.80)	108,974.777	10.29	1,121,350
Qualified XII (0.95)	0.569	10.26	6
Qualified XII (1.00)	546,241.206	10.24	5,593,510
Qualified XII (1.10)	3,208.240	10.22	32,788
Qualified XII (1.25)	100.314	10.18	1,021
Qualified XVII	15,317.151	10.20	156,235
Qualified XXVII	56,033.602	10.25	574,344
Qualified XXVIII	196,915.608	10.29	2,026,262
	1,089,922.579		$ 11,167,766

Division/Contract	Units	Unit Value	Extended Value
ING GET U.S. Core Portfolio - Series 3			
Contracts in accumulation period:			
Qualified VI	1,115,566.302	$ 9.91	$ 11,055,262
Qualified X (1.15)	158,812.602	9.86	1,565,892
Qualified X (1.25)	427,312.257	9.86	4,213,299
Qualified XII (0.80)	323,717.099	9.99	3,233,934
Qualified XII (0.85)	26,998.590	9.98	269,446
Qualified XII (0.95)	7,172.781	9.96	71,441
Qualified XII (1.00)	738,497.842	9.94	7,340,669
Qualified XII (1.10)	6,709.354	9.92	66,557
Qualified XII (1.15)	29,239.055	9.91	289,759
Qualified XII (1.25)	1,414.069	9.89	13,985
Qualified XVI	638.847	9.86	6,299
Qualified XVIII	97,594.188	9.87	963,255
Qualified XXVII	742,593.346	9.96	7,396,230
Qualified XXVIII	27,391.918	9.99	273,645
Qualified XXXII	36,789.421	9.86	362,744
	3,740,447.671		$ 37,122,417
ING GET U.S. Core Portfolio - Series 5			
Contracts in accumulation period:			
Qualified X (1.15)	7,116.517	$ 10.57	75,222
Qualified X (1.25)	35,092.982	10.57	370,933
Qualified XXXII	18,825.560	10.57	198,986
	61,035.059		$ 645,141
ING GET U.S. Core Portfolio - Series 6			
Contracts in accumulation period:			
Qualified X (1.15)	139,501.569	$ 10.17	$ 1,418,731
Qualified X (1.25)	237,320.353	10.17	2,413,548
Qualified XVIII	42,364.258	10.17	430,845
Qualified XXXII	34,698.209	10.17	352,881
	453,884.389		$ 4,616,005
ING GET U.S. Core Portfolio - Series 7			
Contracts in accumulation period:			
Qualified X (1.15)	61,558.108	$ 10.06	$ 619,275
Qualified X (1.25)	88,068.820	10.06	885,972
Qualified XVIII	51,960.916	10.06	522,727
Qualified XXVI	136,396.910	10.11	1,378,973
Qualified XXVIII	44,135.242	10.12	446,649
Qualified XXXII	8,494.374	10.06	85,453
	390,614.370		$ 3,939,049

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value		Extended Value	
ING GET U.S. Core Portfolio - Series 8					
Contracts in accumulation period:					
Qualified X (1.15)	34,732.151	$	10.10	$	350,795
Qualified X (1.25)	82,931.374		10.10		837,607
Qualified XVIII	35,670.641		10.10		360,273
Qualified XXXII	763.862		10.10		7,715
	154,098.028			$	1,556,390
ING GET U.S. Core Portfolio - Series 9					
Contracts in accumulation period:					
Qualified X (1.15)	373.846	$	9.97	$	3,727
Qualified X (1.25)	20,039.504		9.97		199,794
Qualified XVIII	1,539.439		9.98		15,364
Qualified XXXII	151.612		9.97		1,512
	22,104.401			$	220,397
ING GET U.S. Core Portfolio - Series 10					
Contracts in accumulation period:					
Qualified X (1.25)	7,272.775	$	9.98	$	72,582
Qualified XXXII	3,488.198		9.98		34,812
	10,760.973			$	107,394
ING GET U.S. Core Portfolio - Series 11					
Contracts in accumulation period:					
Qualified X (1.15)	141.262	$	10.02	$	1,415
Qualified X (1.25)	5,234.504		10.01		52,397
Qualified XXXII	2,623.772		10.01		26,264
	7,999.538			$	80,076

Division/Contract	Units	Unit Value	Extended Value
ING VP Global Science and Technology Portfolio - Class I			
Contracts in accumulation period:			
ING MAP PLUS NP14	332.122	$ 10.57	$ 3,511
ING MAP PLUS NP15	2,122.546	10.56	22,414
ING MAP PLUS NP21	754.395	10.50	7,921
Qualified V	2,126.784	3.94	8,380
Qualified VI	3,754,607.259	3.98	14,943,337
Qualified VIII	1,743.023	3.98	6,937
Qualified X (1.15)	32,497.600	4.00	129,990
Qualified X (1.25)	242,450.769	3.98	964,954
Qualified XII (0.00)	9,204.353	10.00	92,044
Qualified XII (0.00)	22,011.896	9.89	217,698
Qualified XII (0.05)	118,140.921	4.16	491,466
Qualified XII (0.25)	77,393.501	4.21	325,827
Qualified XII (0.30)	101,949.086	4.20	428,186
Qualified XII (0.50)	80,343.137	4.15	333,424
Qualified XII (0.55)	123,809.258	4.14	512,570
Qualified XII (0.60)	159,289.511	4.13	657,866
Qualified XII (0.65)	45,020.856	4.11	185,036
Qualified XII (0.70)	253,811.395	4.10	1,040,627
Qualified XII (0.75)	208,991.484	4.09	854,775
Qualified XII (0.80)	1,069,935.642	4.08	4,365,337
Qualified XII (0.85)	510,662.383	4.07	2,078,396
Qualified XII (0.90)	17,439.618	4.06	70,805
Qualified XII (0.95)	377,882.213	4.04	1,526,644
Qualified XII (1.00)	1,101,729.809	4.03	4,439,971
Qualified XII (1.05)	101,298.323	4.02	407,219
Qualified XII (1.10)	51,987.449	4.01	208,470
Qualified XII (1.15)	15,143.425	4.00	60,574
Qualified XII (1.20)	58,722.940	3.99	234,305
Qualified XII (1.25)	69,009.922	3.98	274,659
Qualified XII (1.30)	2,206.601	3.96	8,738
Qualified XII (1.35)	15,394.823	3.95	60,810
Qualified XII (1.40)	17,251.650	3.94	67,972
Qualified XII (1.45)	2,122.672	3.93	8,342
Qualified XV	17,333.798	4.05	70,202
Qualified XVI	51,620.579	3.92	202,353
Qualified XVII	4,731.417	4.03	19,068
Qualified XVIII	3,723.496	4.03	15,006
Qualified XXI	167,365.123	4.08	682,850
Qualified XXV	33,411.823	4.12	137,657
Qualified XXVI	23,024.194	4.08	93,939
Qualified XXVII	1,082,709.551	3.94	4,265,876
Qualified XXXII	2,476.214	11.04	27,337
	10,033,783.561		$ 40,553,493

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP Growth Portfolio - Class I			
Currently payable annuity contracts:			$ 208,892
Contracts in accumulation period:			
Qualified VI	2,052,841.933	$ 15.45	31,716,408
Qualified VIII	554.283	15.44	8,558
Qualified X (1.15)	40,089.277	15.58	624,591
Qualified X (1.25)	240,765.657	15.45	3,719,829
Qualified XII (0.00)	14,266.832	10.37	147,947
Qualified XII (0.00)	38,764.673	10.26	397,726
Qualified XII (0.05)	14,175.827	16.33	231,491
Qualified XII (0.25)	40,164.282	10.62	426,545
Qualified XII (0.30)	64,335.784	10.58	680,673
Qualified XII (0.35)	71,499.089	10.54	753,600
Qualified XII (0.40)	423,077.127	16.49	6,976,542
Qualified XII (0.45)	77.851	10.46	814
Qualified XII (0.50)	73,767.487	11.27	831,360
Qualified XII (0.55)	48,366.009	10.38	502,039
Qualified XII (0.60)	69,952.938	10.34	723,313
Qualified XII (0.65)	5,855.766	10.30	60,314
Qualified XII (0.70)	181,274.906	10.27	1,861,693
Qualified XII (0.75)	173,434.504	10.23	1,774,235
Qualified XII (0.80)	341,021.468	11.60	3,955,849
Qualified XII (0.85)	158,364.548	16.00	2,533,833
Qualified XII (0.90)	13,515.277	11.21	151,506
Qualified XII (0.95)	141,414.476	15.86	2,242,834
Qualified XII (1.00)	726,851.615	15.79	11,476,987
Qualified XII (1.05)	62,613.611	15.72	984,286
Qualified XII (1.10)	50,036.824	15.65	783,076
Qualified XII (1.15)	24,712.412	15.58	385,019
Qualified XII (1.20)	9,581.460	15.52	148,704
Qualified XII (1.25)	29,816.727	15.45	460,668
Qualified XII (1.30)	1,354.176	15.38	20,827
Qualified XII (1.35)	1,041.201	15.31	15,941
Qualified XII (1.40)	9,273.585	15.25	141,422
Qualified XII (1.45)	1,200.988	15.18	18,231
Qualified XII (1.50)	2,111.886	15.12	31,932
Qualified XV	7,582.695	15.86	120,262
Qualified XVI	53,382.661	15.12	807,146
Qualified XVII	6,069.686	15.45	93,777
Qualified XVIII	33,664.994	15.92	535,947
Qualified XXI	32,025.738	16.02	513,052
Qualified XXV	13,756.170	15.98	219,824
Qualified XXVI	13,454.670	15.86	213,391
Qualified XXVII	224,788.800	5.81	1,306,023
Qualified XXXII	8,067.230	11.81	95,274
	5,518,967.123		$ 78,902,381

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus LargeCap Portfolio - Class I			
Currently payable annuity contracts:			$ 4,943,189
Contracts in accumulation period:			
ING MAP PLUS NP10	10,176.431	$ 11.27	114,688
ING MAP PLUS NP11	1,585.762	11.26	17,856
ING MAP PLUS NP13	11,226.739	11.23	126,076
ING MAP PLUS NP14	8,602.797	11.22	96,523
ING MAP PLUS NP15	5,768.810	11.21	64,668
ING MAP PLUS NP16	443.763	11.20	4,970
ING MAP PLUS NP17	6,750.627	11.19	75,540
ING MAP PLUS NP20	12,860.756	11.16	143,526
ING MAP PLUS NP21	2,593.801	11.15	28,921
ING MAP PLUS NP23	1,432.246	11.13	15,941
ING MAP PLUS NP24	2,073.201	11.12	23,054
ING MAP PLUS NP26	39.114	11.10	434
ING MAP PLUS NP27	51.586	11.09	572
ING MAP PLUS NP28	3,482.485	11.07	38,551
ING MAP PLUS NP29	1,310.461	11.06	14,494
ING MAP PLUS NP30	5,467.495	11.05	60,416
ING MAP PLUS NP6	4,032.676	11.31	45,610
ING MAP PLUS NP7	6,310.741	11.30	71,311
Qualified V	25.107	19.01	477
Qualified VI	10,857,694.670	19.30	209,553,507
Qualified VIII	4,732.827	19.28	91,249
Qualified X (1.15)	277,466.832	19.48	5,405,054
Qualified X (1.25)	1,034,445.782	19.30	19,964,804
Qualified XII (0.00)	78,022.171	11.35	885,552
Qualified XII (0.00)	153,542.496	11.22	1,722,747
Qualified XII (0.05)	295,039.758	20.42	6,024,712
Qualified XII (0.25)	328,361.288	12.48	4,097,949
Qualified XII (0.30)	115,979.455	12.43	1,441,625
Qualified XII (0.35)	295,355.093	12.39	3,659,450
Qualified XII (0.40)	507,655.375	20.64	10,478,007
Qualified XII (0.45)	716.378	12.29	8,804
Qualified XII (0.50)	208,674.743	13.02	2,716,945
Qualified XII (0.55)	301,428.729	12.20	3,677,430
Qualified XII (0.60)	295,687.248	12.15	3,592,600
Qualified XII (0.65)	90,298.846	12.11	1,093,519
Qualified XII (0.70)	665,283.124	12.06	8,023,314
Qualified XII (0.75)	1,143,348.973	12.01	13,731,621
Qualified XII (0.80)	2,292,271.031	13.35	30,601,818
Qualified XII (0.85)	1,063,684.784	20.03	21,305,606
Qualified XII (0.90)	94,961.393	12.86	1,221,204

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus LargeCap Portfolio - Class I (continued)			
Qualified XII (0.95)	749,445.564	$ 19.84	$ 14,869,000
Qualified XII (1.00)	3,945,184.263	19.75	77,917,389
Qualified XII (1.05)	271,230.022	19.66	5,332,382
Qualified XII (1.10)	154,078.901	19.57	3,015,324
Qualified XII (1.15)	244,135.120	19.48	4,755,752
Qualified XII (1.20)	77,604.246	19.39	1,504,746
Qualified XII (1.25)	2,203.360	11.62	25,603
Qualified XII (1.25)	127,900.189	19.30	2,468,474
Qualified XII (1.30)	8,967.652	19.21	172,269
Qualified XII (1.35)	3,114.751	19.12	59,554
Qualified XII (1.40)	34,402.315	19.03	654,676
Qualified XII (1.45)	4,413.515	18.94	83,592
Qualified XII (1.50)	6,665.956	18.85	125,653
Qualified XV	37,671.851	19.83	747,033
Qualified XVI	164,046.239	18.88	3,097,193
Qualified XVII	60,480.616	19.46	1,176,953
Qualified XVIII	54,690.049	19.88	1,087,238
Qualified XXI	146,523.570	20.03	2,934,867
Qualified XXV	30,633.514	19.97	611,751
Qualified XXVI	32,766.443	19.81	649,103
Qualified XXVII	2,140,820.801	19.55	41,853,047
Qualified XXVIII	668,156.721	19.49	13,022,374
Qualified XXXII	62,872.055	11.80	741,890
Qualified XXXIII (0.65)	5,166.226	11.17	57,707
	29,222,059.533		$ 532,147,904

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus MidCap Portfolio - Class I			
Currently payable annuity contracts:			$ 1,028,424
Contracts in accumulation period:			
ING MAP PLUS NP10	1,849.632	$ 12.48	23,083
ING MAP PLUS NP14	17,098.360	12.43	212,533
ING MAP PLUS NP15	2,218.643	12.42	27,556
ING MAP PLUS NP16	291.833	12.41	3,622
ING MAP PLUS NP17	0.771	12.39	10
ING MAP PLUS NP21	970.154	12.35	11,981
ING MAP PLUS NP22	182.320	12.34	2,250
ING MAP PLUS NP23	640.218	12.32	7,887
ING MAP PLUS NP24	1,143.222	12.31	14,073
ING MAP PLUS NP26	892.277	12.29	10,966
ING MAP PLUS NP28	6.104	12.27	75
ING MAP PLUS NP29	1,059.375	12.25	12,977
ING MAP PLUS NP30	6,717.906	12.24	82,227
ING MAP PLUS NP32	1,236.511	12.22	15,110
ING MAP PLUS NP6	2.312	12.53	29
ING MAP PLUS NP7	1,146.409	12.51	14,342
Qualified V	1,338.097	20.38	27,270
Qualified VI	5,659,109.714	20.63	116,747,433
Qualified VIII	1,351.752	20.62	27,873
Qualified X (1.15)	120,972.876	20.79	2,515,026
Qualified X (1.25)	473,558.960	20.63	9,769,521
Qualified XII (0.00)	275,634.653	23.22	6,400,237
Qualified XII (0.05)	198,918.751	21.74	4,324,494
Qualified XII (0.15)	43,814.579	15.28	669,487
Qualified XII (0.15)	102,137.289	15.12	1,544,316
Qualified XII (0.25)	139,927.757	22.79	3,188,954
Qualified XII (0.30)	129,223.892	22.70	2,933,382
Qualified XII (0.35)	191,258.028	22.61	4,324,344
Qualified XII (0.40)	273,044.021	21.95	5,993,316
Qualified XII (0.45)	3.670	22.44	82
Qualified XII (0.50)	424,024.821	21.85	9,264,942
Qualified XII (0.55)	148,662.041	22.27	3,310,704
Qualified XII (0.60)	123,315.800	22.19	2,736,378
Qualified XII (0.65)	103,068.547	22.10	2,277,815
Qualified XII (0.70)	303,737.656	22.02	6,688,303
Qualified XII (0.75)	295,304.740	21.94	6,478,986
Qualified XII (0.80)	1,905,635.327	21.35	40,685,314
Qualified XII (0.85)	754,152.164	21.27	16,040,817
Qualified XII (0.90)	50,441.268	21.19	1,068,850
Qualified XII (0.95)	1,854,855.433	21.11	39,155,998

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus MidCap Portfolio - Class I (continued)			
Qualified XII (1.00)	1,970,342.643	$ 21.03	$ 41,436,306
Qualified XII (1.05)	224,908.846	20.95	4,711,840
Qualified XII (1.10)	138,563.137	20.87	2,891,813
Qualified XII (1.15)	116,592.305	20.79	2,423,954
Qualified XII (1.20)	47,243.288	20.71	978,408
Qualified XII (1.25)	2,003.345	12.85	25,743
Qualified XII (1.25)	125,931.483	20.63	2,597,967
Qualified XII (1.30)	4,392.867	20.55	90,273
Qualified XII (1.35)	9,578.503	20.47	196,072
Qualified XII (1.40)	34,835.649	20.39	710,299
Qualified XII (1.45)	8,296.610	20.31	168,504
Qualified XII (1.50)	6,814.819	20.24	137,932
Qualified XV	21,190.251	21.11	447,326
Qualified XVI	109,197.167	20.24	2,210,151
Qualified XVII	18,125.874	20.63	373,937
Qualified XVIII	25,995.737	20.63	536,292
Qualified XXI	65,544.652	21.32	1,397,412
Qualified XXV	45,144.151	21.34	963,376
Qualified XXVI	38,004.966	21.17	804,565
Qualified XXVII	1,856,102.385	21.76	40,388,788
Qualified XXVIII	1,156,035.566	21.69	25,074,411
Qualified XXXII	15,044.220	12.86	193,469
Qualified XXXIII (0.65)	5,096.195	15.04	76,647
	19,653,932.542		$ 416,476,472

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus SmallCap Portfolio - Class I			
Currently payable annuity contracts:			$ 1,094,624
Contracts in accumulation period:			
ING MAP PLUS NP10	4,786.617	$ 12.58	60,216
ING MAP PLUS NP12	3,697.566	12.56	46,441
ING MAP PLUS NP13	3,977.732	12.55	49,921
ING MAP PLUS NP14	3,928.824	12.53	49,228
ING MAP PLUS NP15	23,924.275	12.52	299,532
ING MAP PLUS NP17	2.388	12.50	30
ING MAP PLUS NP19	5,986.390	12.47	74,650
ING MAP PLUS NP21	3,095.650	12.45	38,541
ING MAP PLUS NP23	941.156	12.43	11,699
ING MAP PLUS NP24	113.238	12.42	1,406
ING MAP PLUS NP26	400.040	12.39	4,956
ING MAP PLUS NP28	7.150	12.37	88
ING MAP PLUS NP29	1,774.740	12.36	21,936
ING MAP PLUS NP30	159.237	12.34	1,965
Qualified VI	3,188,100.513	15.62	49,798,130
Qualified VIII	761.263	15.61	11,883
Qualified X (1.15)	74,921.219	15.74	1,179,260
Qualified X (1.25)	313,973.230	15.62	4,904,262
Qualified XII (0.00)	25,774.319	15.89	409,554
Qualified XII (0.00)	34,393.106	15.71	540,316
Qualified XII (0.00)	194,604.260	17.88	3,479,524
Qualified XII (0.05)	171,956.604	16.47	2,832,125
Qualified XII (0.25)	98,579.620	17.54	1,729,087
Qualified XII (0.30)	85,055.231	17.48	1,486,765
Qualified XII (0.35)	114,045.613	17.41	1,985,534
Qualified XII (0.40)	2,436.186	16.63	40,514
Qualified XII (0.45)	31.720	17.28	548
Qualified XII (0.50)	275,806.185	16.55	4,564,592
Qualified XII (0.55)	73,546.412	17.15	1,261,321
Qualified XII (0.60)	59,494.226	17.08	1,016,161
Qualified XII (0.65)	45,935.729	17.02	781,826
Qualified XII (0.70)	183,735.349	16.95	3,114,314
Qualified XII (0.75)	233,764.278	16.89	3,948,279
Qualified XII (0.80)	1,440,355.750	16.17	23,290,552
Qualified XII (0.85)	407,144.035	16.11	6,559,090
Qualified XII (0.90)	39,819.569	16.05	639,104
Qualified XII (0.95)	285,563.790	15.99	4,566,165
Qualified XII (1.00)	1,138,702.824	15.93	18,139,536
Qualified XII (1.05)	73,086.702	15.86	1,159,155
Qualified XII (1.10)	56,930.544	15.80	899,503

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus SmallCap Portfolio - Class I (continued)			
Qualified XII (1.15)	90,740.478	$ 15.74	$ 1,428,255
Qualified XII (1.20)	20,641.420	15.68	323,657
Qualified XII (1.25)	1,797.374	12.98	23,330
Qualified XII (1.25)	83,955.110	15.62	1,311,379
Qualified XII (1.30)	1,157.199	15.56	18,006
Qualified XII (1.35)	1,143.448	15.50	17,723
Qualified XII (1.40)	18,033.032	15.44	278,430
Qualified XII (1.45)	1,571.681	15.38	24,172
Qualified XII (1.50)	1,096.257	15.33	16,806
Qualified XV	21,458.335	15.99	343,119
Qualified XVI	66,579.820	15.33	1,020,669
Qualified XVII	10,465.005	15.62	163,463
Qualified XVIII	17,568.864	15.62	274,426
Qualified XXI	20,541.599	16.15	331,747
Qualified XXV	13,574.736	16.16	219,368
Qualified XXVI	13,721.029	16.04	220,085
Qualified XXVII	1,316,513.479	16.44	21,643,482
Qualified XXVIII	876,619.844	16.39	14,367,799
Qualified XXXII	4,535.249	13.07	59,276
Qualified XXXIII (0.65)	4,700.123	15.64	73,510
	11,257,727.362		$ 182,251,035

Division/Contract	Units	Unit Value	Extended Value
ING VP International Equity Portfolio - Class I			
Currently payable annuity contracts:			$ 676,538
Contracts in accumulation period:			
Qualified VI	586,838.169	$ 10.89	6,390,668
Qualified VIII	12.995	10.88	141
Qualified X (1.15)	7,659.779	10.97	84,028
Qualified X (1.25)	89,711.785	10.89	976,961
Qualified XII (0.05)	7,300.172	11.48	83,806
Qualified XII (0.15)	455.464	13.04	5,939
Qualified XII (0.15)	3,061.858	12.90	39,498
Qualified XII (0.25)	5,653.807	11.45	64,736
Qualified XII (0.30)	18,996.689	11.41	216,752
Qualified XII (0.35)	12,800.779	11.37	145,545
Qualified XII (0.40)	111,860.290	11.59	1,296,461
Qualified XII (0.50)	44,989.715	11.53	518,731
Qualified XII (0.55)	5,060.888	11.20	56,682
Qualified XII (0.60)	13,393.131	11.15	149,333
Qualified XII (0.65)	1,861.554	11.11	20,682
Qualified XII (0.70)	42,946.388	11.07	475,417
Qualified XII (0.75)	19,580.556	11.03	215,974
Qualified XII (0.80)	68,512.673	11.27	772,138
Qualified XII (0.85)	86,042.240	11.23	966,254
Qualified XII (0.90)	2,774.672	11.18	31,021
Qualified XII (0.95)	62,730.984	11.14	698,823
Qualified XII (1.00)	111,292.333	11.10	1,235,345
Qualified XII (1.05)	12,489.788	11.06	138,137
Qualified XII (1.10)	10,641.355	11.01	117,161
Qualified XII (1.15)	9,418.093	10.97	103,316
Qualified XII (1.20)	3,981.046	10.93	43,513
Qualified XII (1.25)	130.718	13.73	1,795
Qualified XII (1.25)	10,647.691	10.89	115,953
Qualified XII (1.35)	38.825	10.80	419
Qualified XII (1.40)	3,833.457	10.76	41,248
Qualified XII (1.45)	241.223	10.72	2,586
Qualified XII (1.50)	68.495	10.68	732
Qualified XV	2,628.575	11.14	29,282
Qualified XVI	12,917.293	10.68	137,957
Qualified XVIII	14,932.464	10.89	162,615
Qualified XXI	8,851.692	11.25	99,582
Qualified XXV	1,970.504	11.26	22,188
Qualified XXVI	481.499	11.18	5,383
Qualified XXVII	106,519.837	7.77	827,659
Qualified XXXII	545.420	14.05	7,663
	1,503,874.896		$ 16,978,662

Division/Contract	Units	Unit Value	Extended Value
ING VP Small Company Portfolio - Class I			
Currently payable annuity contracts:			$ 607,426
Contracts in accumulation period:			
ING MAP PLUS NP16	8.843	$ 12.10	107
ING MAP PLUS NP21	33.934	12.05	409
Qualified V	206.877	23.81	4,926
Qualified VI	2,137,385.151	24.15	51,617,851
Qualified VIII	1,103.156	24.13	26,619
Qualified X (1.15)	48,654.090	24.36	1,185,214
Qualified X (1.25)	257,388.376	24.15	6,215,929
Qualified XII (0.00)	17,186.096	13.82	237,512
Qualified XII (0.00)	32,500.256	13.67	444,279
Qualified XII (0.05)	33,477.425	25.53	854,679
Qualified XII (0.25)	50,681.149	17.45	884,386
Qualified XII (0.30)	80,914.084	17.39	1,407,096
Qualified XII (0.35)	54,123.594	17.32	937,421
Qualified XII (0.40)	275,221.852	25.78	7,095,219
Qualified XII (0.45)	475.131	17.19	8,168
Qualified XII (0.50)	233,877.983	17.38	4,064,799
Qualified XII (0.55)	88,534.165	17.06	1,510,393
Qualified XII (0.60)	101,621.148	16.99	1,726,543
Qualified XII (0.65)	23,648.930	16.93	400,376
Qualified XII (0.70)	204,019.564	16.87	3,441,810
Qualified XII (0.75)	337,873.368	16.80	5,676,273
Qualified XII (0.80)	1,173,837.614	17.85	20,953,001
Qualified XII (0.85)	273,644.350	25.01	6,843,845
Qualified XII (0.90)	24,614.735	17.27	425,096
Qualified XII (0.95)	140,176.879	24.79	3,474,985
Qualified XII (1.00)	856,723.360	24.68	21,143,933
Qualified XII (1.05)	98,165.503	24.57	2,411,926
Qualified XII (1.10)	44,759.201	24.47	1,095,258
Qualified XII (1.15)	76,124.651	24.36	1,854,397
Qualified XII (1.20)	19,364.310	24.25	469,585
Qualified XII (1.25)	38,894.476	24.15	939,302
Qualified XII (1.30)	5,494.905	24.04	132,098
Qualified XII (1.35)	3,575.241	23.94	85,591
Qualified XII (1.40)	15,741.542	23.83	375,121
Qualified XII (1.45)	1,854.496	23.73	44,007
Qualified XII (1.50)	3,174.946	23.63	75,024
Qualified XV	9,129.753	24.79	226,327
Qualified XVI	54,197.918	23.63	1,280,697
Qualified XVII	6,275.444	24.15	151,552
Qualified XVIII	17,467.619	24.88	434,594
Qualified XXI	27,097.063	25.04	678,510
Qualified XXV	17,962.540	24.99	448,884
Qualified XXVI	8,586.575	24.79	212,861
Qualified XXVII	435,922.958	12.03	5,244,153
Qualified XXVIII	97,273.559	12.81	1,246,074
Qualified XXXII	9,694.618	12.55	121,667
Qualified XXXIII (0.65)	1,276.988	13.60	17,367
	7,439,966.416		$ 158,733,290

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP Value Opportunity Portfolio - Class I			
Contracts in accumulation period:			
ING MAP PLUS NP13	60.153	$ 11.43	$ 688
Qualified V	36.812	18.76	691
Qualified VI	1,637,408.680	19.02	31,143,513
Qualified VIII	644.121	19.01	12,245
Qualified X (1.15)	56,526.048	19.19	1,084,735
Qualified X (1.25)	148,973.180	19.02	2,833,470
Qualified XII (0.00)	17,670.998	10.44	184,485
Qualified XII (0.00)	27,698.292	10.32	285,846
Qualified XII (0.05)	10,970.852	20.11	220,624
Qualified XII (0.25)	60,383.311	13.56	818,798
Qualified XII (0.30)	57,465.226	13.51	776,355
Qualified XII (0.35)	6,393.220	13.46	86,053
Qualified XII (0.45)	58.271	13.35	778
Qualified XII (0.50)	119,735.726	14.22	1,702,642
Qualified XII (0.55)	204,244.136	13.25	2,706,235
Qualified XII (0.60)	48,630.329	13.20	641,920
Qualified XII (0.65)	12,200.948	13.15	160,442
Qualified XII (0.70)	181,289.683	13.10	2,374,895
Qualified XII (0.75)	338,126.348	13.05	4,412,549
Qualified XII (0.80)	483,444.266	14.32	6,922,922
Qualified XII (0.85)	208,804.046	19.70	4,113,440
Qualified XII (0.90)	28,001.390	13.94	390,339
Qualified XII (0.95)	198,016.046	19.53	3,867,253
Qualified XII (1.00)	625,494.787	19.44	12,159,619
Qualified XII (1.05)	64,679.840	19.36	1,252,202
Qualified XII (1.10)	37,552.889	19.27	723,644
Qualified XII (1.15)	45,111.375	19.19	865,687
Qualified XII (1.20)	30,985.038	19.11	592,124
Qualified XII (1.25)	31,940.219	19.02	607,503
Qualified XII (1.30)	2,281.158	18.94	43,205
Qualified XII (1.35)	686.643	18.86	12,950
Qualified XII (1.40)	12,499.359	18.78	234,738
Qualified XII (1.45)	1,226.359	18.69	22,921
Qualified XII (1.50)	2,033.937	18.61	37,852
Qualified XV	2,556.768	19.53	49,934
Qualified XVI	31,486.772	18.61	585,969
Qualified XVII	4,414.269	19.02	83,959
Qualified XVIII	4,225.118	19.60	82,812
Qualified XXI	24,030.305	19.72	473,878
Qualified XXV	16,820.165	19.68	331,021
Qualified XXVI	8,442.360	19.53	164,879
Qualified XXVII	611,767.764	14.53	8,888,986
Qualified XXVIII	410,874.917	14.49	5,953,578
Qualified XXXII	6,031.766	11.97	72,200
Qualified XXXIII (0.65)	197.054	10.27	2,024
	5,822,120.944		$ 97,982,603

Division/Contract	Units	Unit Value	Extended Value
ING VP Financial Services Portfolio - Class I			
Contracts in accumulation period:			
Qualified VI	27,780.418	$ 11.83	$ 328,642
Qualified X (1.25)	4,651.608	12.17	56,610
Qualified XII (0.65)	113.813	11.95	1,360
Qualified XII (0.70)	668.276	11.94	7,979
Qualified XII (0.75)	57.177	11.93	682
Qualified XII (0.80)	9,276.789	11.92	110,579
Qualified XII (0.85)	1,657.063	11.91	19,736
Qualified XII (0.90)	1,188.028	11.90	14,138
Qualified XII (0.95)	920.719	11.89	10,947
Qualified XII (1.00)	13,611.125	11.88	161,700
Qualified XII (1.05)	3,615.407	11.87	42,915
Qualified XII (1.10)	1.057	11.86	13
Qualified XII (1.15)	873.116	11.85	10,346
Qualified XII (1.25)	1,146.609	11.83	13,564
Qualified XII (1.40)	171.546	11.80	2,024
Qualified XVI	210.137	11.78	2,475
Qualified XXI	100.322	11.92	1,196
Qualified XXV	384.671	11.96	4,601
	66,427.881		$ 789,507

Division/Contract	Units	Unit Value	Extended Value
ING VP International Value Portfolio - Class I			
Currently payable annuity contracts:			$ 794,578
Contracts in accumulation period:			
ING MAP PLUS NP15	2,013.699	$ 12.55	25,272
ING MAP PLUS NP16	232.251	12.54	2,912
ING MAP PLUS NP17	2,228.322	12.53	27,921
ING MAP PLUS NP21	793.768	12.48	9,906
ING MAP PLUS NP23	7.781	12.46	97
ING MAP PLUS NP26	6.289	12.42	78
ING MAP PLUS NP27	79.573	12.41	988
ING MAP PLUS NP32	7.247	12.35	90
ING MAP PLUS NP7	862.862	12.65	10,915
Qualified V	249.323	12.73	3,174
Qualified VI	937,210.849	12.82	12,015,043
Qualified X (1.15)	50,624.266	12.88	652,041
Qualified X (1.25)	281,627.729	12.82	3,610,467
Qualified XII (0.00)	98,605.680	13.56	1,337,093
Qualified XII (0.25)	7,468.403	13.26	99,031
Qualified XII (0.30)	35,283.141	13.38	472,088
Qualified XII (0.40)	240,380.506	13.32	3,201,868
Qualified XII (0.50)	17,285.288	13.26	229,203
Qualified XII (0.55)	25,955.114	13.23	343,386
Qualified XII (0.60)	22,428.969	13.20	296,062
Qualified XII (0.65)	75,945.456	13.17	1,000,202
Qualified XII (0.70)	81,125.260	13.14	1,065,986
Qualified XII (0.75)	94,299.450	13.11	1,236,266
Qualified XII (0.80)	468,182.348	13.08	6,123,825
Qualified XII (0.85)	118,556.913	13.05	1,547,168
Qualified XII (0.90)	4,866.606	13.03	63,412
Qualified XII (0.95)	2,394,886.821	13.00	31,133,529
Qualified XII (1.00)	425,158.286	12.97	5,514,303
Qualified XII (1.05)	29,827.640	12.94	385,970
Qualified XII (1.10)	22,145.054	12.91	285,893
Qualified XII (1.15)	76,290.515	12.88	982,622
Qualified XII (1.20)	5,164.092	12.85	66,359
Qualified XII (1.25)	339.379	12.86	4,364
Qualified XII (1.25)	27,499.546	12.82	352,544
Qualified XII (1.30)	2,242.059	12.80	28,698
Qualified XII (1.35)	1,087.067	12.77	13,882
Qualified XII (1.40)	4,835.847	12.74	61,609
Qualified XII (1.45)	892.202	12.71	11,340
Qualified XII (1.50)	700.704	12.68	8,885
Qualified XV	7,165.681	13.00	93,154
Qualified XVI	18,806.856	12.68	238,471
Qualified XVII	6,523.033	12.82	83,625
Qualified XVIII	9,332.196	12.82	119,639
Qualified XXI	7,955.870	13.08	104,063
Qualified XXV	1,726.326	13.18	22,753
Qualified XXVI	4,742.632	13.03	61,797
Qualified XXVIII	309,799.434	14.45	4,476,602
Qualified XXXII	987.208	13.15	12,982
Qualified XXXIII (0.65)	16,355.480	13.10	214,257
	5,940,791.021		$ 78,446,413

Division/Contract	Units	Unit Value	Extended Value
ING VP MidCap Opportunities Portfolio - Class I			
Contracts in accumulation period:			
Qualified VI	208,141.891	$ 11.21	$ 2,333,271
Qualified X (1.15)	9,883.354	11.26	111,287
Qualified X (1.25)	39,084.690	11.21	438,139
Qualified XII (0.15)	3,711.285	12.83	47,616
Qualified XII (0.50)	3,311.634	11.59	38,382
Qualified XII (0.55)	14,358.558	11.56	165,985
Qualified XII (0.60)	3,062.624	11.53	35,312
Qualified XII (0.65)	4,169.438	11.51	47,990
Qualified XII (0.70)	6,144.113	11.48	70,534
Qualified XII (0.75)	3,989.079	11.46	45,715
Qualified XII (0.80)	28,745.911	11.43	328,566
Qualified XII (0.85)	19,257.447	11.41	219,727
Qualified XII (0.90)	1,310.219	11.38	14,910
Qualified XII (0.95)	38,694.845	11.36	439,573
Qualified XII (1.00)	44,498.158	11.33	504,164
Qualified XII (1.05)	2,995.855	11.31	33,883
Qualified XII (1.10)	10,685.353	11.28	120,531
Qualified XII (1.15)	208.126	11.26	2,344
Qualified XII (1.20)	1,260.317	11.23	14,153
Qualified XII (1.25)	6,578.163	11.21	73,741
Qualified XII (1.30)	97.395	11.18	1,089
Qualified XII (1.35)	13.869	11.16	155
Qualified XII (1.40)	2,562.809	11.13	28,524
Qualified XII (1.45)	1,044.376	11.11	11,603
Qualified XII (1.50)	251.756	11.08	2,789
Qualified XV	135.564	11.36	1,540
Qualified XVI	5,597.300	11.08	62,018
Qualified XVIII	3,922.508	11.21	43,971
Qualified XXI	1,756.541	11.43	20,077
Qualified XXV	182.641	11.52	2,104
Qualified XXVI	1,537.334	11.38	17,495
	467,193.153		$ 5,277,188

Division/Contract	Units	Unit Value	Extended Value
ING VP Real Estate Portfolio - Class I			
Contracts in accumulation period:			
Qualified V	99.588	$ 15.38	$ 1,532
Qualified VI	1,114,387.394	15.43	17,194,997
Qualified X (1.15)	18,355.121	15.45	283,587
Qualified X (1.25)	73,575.091	15.43	1,135,264
Qualified XII (0.00)	2,534.170	15.75	39,913
Qualified XII (0.00)	31,052.366	15.75	489,075
Qualified XII (0.40)	3,470.017	15.65	54,306
Qualified XII (0.50)	156.327	15.62	2,442
Qualified XII (0.55)	1,374.336	15.61	21,453
Qualified XII (0.60)	3,124.903	15.59	48,717
Qualified XII (0.65)	503.513	15.58	7,845
Qualified XII (0.70)	29,559.333	15.57	460,239
Qualified XII (0.75)	5,220.304	15.55	81,176
Qualified XII (0.80)	658,494.484	15.54	10,233,004
Qualified XII (0.85)	145,840.720	15.53	2,264,906
Qualified XII (0.90)	4,850.901	15.52	75,286
Qualified XII (0.95)	23,434.295	15.50	363,232
Qualified XII (1.00)	541,602.114	15.49	8,389,417
Qualified XII (1.05)	20,544.669	15.48	318,031
Qualified XII (1.10)	14,111.582	15.46	218,165
Qualified XII (1.15)	19,441.392	15.45	300,370
Qualified XII (1.20)	1,365.856	15.44	21,089
Qualified XII (1.25)	245.866	15.04	3,698
Qualified XII (1.25)	8,883.469	15.43	137,072
Qualified XII (1.30)	0.161	15.41	2
Qualified XII (1.35)	590.738	15.40	9,097
Qualified XII (1.40)	5,015.096	15.39	77,182
Qualified XII (1.45)	120.029	15.37	1,845
Qualified XII (1.50)	1,549.767	15.36	23,804
Qualified XV	370.561	15.50	5,744
Qualified XVI	8,434.906	15.36	129,560
Qualified XVIII	64.653	15.43	998
Qualified XXI	618.748	15.54	9,615
Qualified XXV	1,762.058	15.59	27,470
Qualified XXVI	174.480	15.55	2,713
Qualified XXVII	305,485.008	15.49	4,731,963
Qualified XXXII	1,919.662	15.43	29,620
	3,048,333.678		$ 47,194,429

Division/Contract	Units	Unit Value	Extended Value
ING VP SmallCap Opportunities Portfolio - Class I			
Contracts in accumulation period:			
Qualified V	75.594	$ 7.94	$ 600
Qualified VI	263,602.492	8.00	2,108,820
Qualified VIII	126.543	7.99	1,011
Qualified X (1.15)	8,852.680	8.03	71,087
Qualified X (1.25)	61,038.352	8.00	488,307
Qualified XII (0.15)	174.703	8.97	1,567
Qualified XII (0.40)	78,167.010	8.30	648,786
Qualified XII (0.50)	3,421.279	8.27	28,294
Qualified XII (0.55)	378,380.213	8.25	3,121,637
Qualified XII (0.60)	7,019.334	8.23	57,769
Qualified XII (0.65)	11,518.139	8.21	94,564
Qualified XII (0.70)	4,284.664	8.19	35,091
Qualified XII (0.75)	65,857.106	8.18	538,711
Qualified XII (0.80)	70,383.129	8.16	574,326
Qualified XII (0.85)	21,836.854	8.14	177,752
Qualified XII (0.90)	882.709	8.12	7,168
Qualified XII (0.95)	14,873.174	8.10	120,473
Qualified XII (1.00)	97,858.583	8.08	790,697
Qualified XII (1.05)	6,677.770	8.07	53,890
Qualified XII (1.10)	10,365.816	8.05	83,445
Qualified XII (1.15)	2,150.108	8.03	17,265
Qualified XII (1.20)	3,387.212	8.01	27,132
Qualified XII (1.25)	9,521.352	8.00	76,171
Qualified XII (1.35)	669.830	7.96	5,332
Qualified XII (1.40)	2,418.880	7.94	19,206
Qualified XII (1.45)	570.051	7.92	4,515
Qualified XII (1.50)	113.885	7.91	901
Qualified XV	641.909	8.10	5,199
Qualified XVI	11,478.728	7.91	90,797
Qualified XXI	1,318.379	8.16	10,758
Qualified XXV	7,155.170	8.22	58,816
Qualified XXVI	1,375.683	8.12	11,171
	1,146,197.331		$ 9,331,258

Division/Contract	Units	Unit Value	Extended Value
ING VP Balanced Portfolio - Class I			
Currently payable annuity contracts:			$ 27,295,267
Contracts in accumulation period:			
Qualified I	27,483.094	$ 34.74	954,763
Qualified IX	1,579.980	25.31	39,989
Qualified V	402.861	25.81	10,398
Qualified VI	10,600,515.228	26.19	277,627,494
Qualified VII	159,543.036	25.31	4,038,034
Qualified VIII	2,545.848	24.30	61,864
Qualified X (1.15)	253,339.287	26.51	6,716,024
Qualified X (1.25)	2,044,813.712	26.19	53,553,671
Qualified XII (0.00)	67,216.303	12.25	823,400
Qualified XII (0.00)	87,003.430	12.11	1,053,612
Qualified XII (0.05)	86,673.106	27.72	2,402,578
Qualified XII (0.25)	572,911.350	13.81	7,911,906
Qualified XII (0.30)	581,930.624	13.76	8,007,365
Qualified XII (0.35)	55,819.202	13.71	765,281
Qualified XII (0.40)	228,347.220	19.62	4,480,172
Qualified XII (0.45)	38.501	13.60	524
Qualified XII (0.50)	914,918.885	14.08	12,882,058
Qualified XII (0.55)	213,652.643	13.50	2,884,311
Qualified XII (0.60)	386,522.651	13.45	5,198,730
Qualified XII (0.65)	62,874.137	13.40	842,513
Qualified XII (0.70)	396,263.176	13.35	5,290,113
Qualified XII (0.75)	755,450.120	13.30	10,047,487
Qualified XII (0.80)	2,007,105.205	14.13	28,360,397
Qualified XII (0.85)	1,506,113.010	19.05	28,691,453
Qualified XII (0.90)	31,121.533	13.79	429,166
Qualified XII (0.95)	667,242.915	18.86	12,584,201
Qualified XII (1.00)	2,530,075.241	18.77	47,489,512
Qualified XII (1.05)	202,065.261	18.68	3,774,579
Qualified XII (1.10)	236,691.795	18.59	4,400,100
Qualified XII (1.15)	150,928.921	18.50	2,792,185
Qualified XII (1.20)	44,297.844	18.41	815,523
Qualified XII (1.25)	91,050.152	18.33	1,668,949
Qualified XII (1.30)	3,141.757	18.24	57,306
Qualified XII (1.35)	2,043.761	18.15	37,094
Qualified XII (1.40)	20,839.091	18.06	376,354
Qualified XII (1.45)	2,141.316	17.98	38,501
Qualified XII (1.50)	939.293	17.89	16,804
Qualified XIX	11,320.719	35.49	401,772
Qualified XV	48,379.842	26.91	1,301,902
Qualified XVI	234,251.911	25.63	6,003,876

Division/Contract	Units	Unit Value	Extended Value
ING VP Balanced Portfolio - Class I (continued)			
Qualified XVII	161,311.840	$ 26.76	$ 4,316,705
Qualified XVIII	256,451.807	26.76	6,862,650
Qualified XX	31,620.269	35.14	1,111,136
Qualified XXI	81,842.648	27.18	2,224,483
Qualified XXIX	775.990	34.39	26,686
Qualified XXV	51,079.262	27.10	1,384,248
Qualified XXVI	19,251.848	26.89	517,682
Qualified XXVII	1,083,123.715	34.85	37,746,861
Qualified XXVIII	109,398.236	34.74	3,800,495
Qualified XXX	82,559.763	33.96	2,803,730
Qualified XXXII	397,835.014	11.37	4,523,384
Qualified XXXIII (0.65)	2,334.193	12.05	28,127
	27,567,178.546		$ 637,473,415

Division/Contract	Units	Unit Value	Extended Value
ING VP Intermediate Bond Portfolio - Class I			
Currently payable annuity contracts:			$ 6,872,497
Contracts in accumulation period:			
ING MAP PLUS NP11	1,267.402	$ 10.52	13,333
ING MAP PLUS NP13	8,973.562	10.50	94,222
ING MAP PLUS NP14	6,523.135	10.49	68,428
ING MAP PLUS NP15	91,638.303	10.48	960,369
ING MAP PLUS NP16	807.942	10.47	8,459
ING MAP PLUS NP20	9,684.477	10.43	101,009
ING MAP PLUS NP21	330.859	10.42	3,448
ING MAP PLUS NP26	1,022.557	10.37	10,604
ING MAP PLUS NP27	168.285	10.37	1,745
ING MAP PLUS NP28	1.958	10.36	20
ING MAP PLUS NP29	2,477.758	10.35	25,645
ING MAP PLUS NP30	5,140.921	10.34	53,157
ING MAP PLUS NP32	765.063	10.32	7,895
ING MAP PLUS NP6	19,143.945	10.57	202,352
ING MAP PLUS NP7	1,414.257	10.56	14,935
Qualified I	8,318.683	75.27	626,147
Qualified IX	644.989	18.36	11,842
Qualified V	333.176	19.08	6,357
Qualified VI	7,676,439.664	19.10	146,619,998
Qualified VII	90,159.520	17.75	1,600,331
Qualified VIII	11,778.563	17.57	206,949
Qualified X (1.15)	250,505.809	19.33	4,842,277
Qualified X (1.25)	1,189,673.882	19.10	22,722,771
Qualified XII (0.00)	66,078.388	12.66	836,552
Qualified XII (0.00)	81,810.592	12.52	1,024,269
Qualified XII (0.00)	212,582.654	15.55	3,305,660
Qualified XII (0.05)	95,977.438	20.21	1,939,704
Qualified XII (0.25)	166,952.997	15.26	2,547,703
Qualified XII (0.30)	216,169.764	15.20	3,285,780
Qualified XII (0.35)	158,961.135	15.14	2,406,672
Qualified XII (0.40)	5,538.128	17.32	95,920
Qualified XII (0.45)	704.175	15.03	10,584
Qualified XII (0.50)	209,025.749	15.18	3,173,011
Qualified XII (0.55)	131,319.572	14.92	1,959,288
Qualified XII (0.60)	275,164.639	14.86	4,088,947

Division/Contract	Units	Unit Value	Extended Value
ING VP Intermediate Bond Portfolio - Class I (continued)			
Qualified XII (0.65)	93,929.673	$ 14.80	$ 1,390,159
Qualified XII (0.70)	423,772.670	14.75	6,250,647
Qualified XII (0.75)	520,905.995	14.69	7,652,109
Qualified XII (0.80)	1,205,427.077	14.84	17,888,538
Qualified XII (0.85)	1,025,424.776	16.81	17,237,390
Qualified XII (0.90)	48,294.276	14.75	712,341
Qualified XII (0.95)	1,084,691.044	16.65	18,060,106
Qualified XII (1.00)	2,133,801.422	16.57	35,357,090
Qualified XII (1.05)	281,337.838	16.49	4,639,261
Qualified XII (1.10)	159,531.408	16.41	2,617,910
Qualified XII (1.15)	62,040.653	16.33	1,013,124
Qualified XII (1.20)	50,429.718	16.25	819,483
Qualified XII (1.25)	1,770.408	10.67	18,890
Qualified XII (1.25)	83,798.899	16.17	1,355,028
Qualified XII (1.30)	9,308.319	16.10	149,864
Qualified XII (1.35)	5,020.102	16.02	80,422
Qualified XII (1.40)	37,576.706	15.94	598,973
Qualified XII (1.45)	9,281.132	15.87	147,292
Qualified XII (1.50)	2,138.282	15.79	33,763
Qualified XIX	1,066.005	76.25	81,283
Qualified XV	17,655.092	19.62	346,393
Qualified XVI	171,390.010	18.68	3,201,565
Qualified XVII	173,477.475	19.34	3,355,054
Qualified XVIII	277,487.755	19.34	5,366,613
Qualified XX	7,810.699	75.00	585,802
Qualified XXI	31,506.181	19.82	624,453
Qualified XXIX	1,176.906	74.05	87,150
Qualified XXV	30,146.975	19.76	595,704
Qualified XXVI	30,702.494	19.60	601,769
Qualified XXVII	673,417.868	75.03	50,526,543
Qualified XXVIII	148,836.901	74.79	11,131,512
Qualified XXX	18,287.992	73.11	1,337,035
Qualified XXXII	122,767.744	10.59	1,300,110
Qualified XXXIII (0.65)	9,450.563	12.46	117,754
	19,951,160.999		$ 405,030,010

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP Money Market Portfolio - Class I			
Currently payable annuity contracts:			$ 627,656
Contracts in accumulation period:			
Qualified I	3,704.123	$ 49.66	183,947
Qualified IX	1,064.039	14.28	15,194
Qualified V	11,159.755	13.89	155,009
Qualified VI	4,217,348.849	14.14	59,633,313
Qualified VII	119,533.995	14.11	1,686,625
Qualified VIII	3,533.594	13.61	48,092
Qualified X (1.15)	187,354.525	14.32	2,682,917
Qualified X (1.25)	895,093.815	14.14	12,656,627
Qualified XII (0.00)	11,478.627	10.66	122,362
Qualified XII (0.00)	12,588.857	10.78	135,708
Qualified XII (0.00)	256,424.554	12.81	3,284,799
Qualified XII (0.05)	14,250.162	14.97	213,325
Qualified XII (0.25)	140,435.317	12.57	1,765,272
Qualified XII (0.30)	133,522.078	12.52	1,671,696
Qualified XII (0.35)	15,610.248	12.47	194,660
Qualified XII (0.45)	54.300	12.38	672
Qualified XII (0.50)	61,612.963	12.45	767,081
Qualified XII (0.55)	208,749.091	12.29	2,565,526
Qualified XII (0.60)	79,187.044	12.24	969,249
Qualified XII (0.65)	105,753.685	12.19	1,289,137
Qualified XII (0.70)	791,901.883	12.15	9,621,608
Qualified XII (0.75)	649,862.445	12.10	7,863,336
Qualified XII (0.80)	1,185,620.434	12.21	14,476,426
Qualified XII (0.85)	526,675.295	13.14	6,920,513
Qualified XII (0.90)	35,203.846	12.09	425,615

Division/Contract	Units	Unit Value	Extended Value
ING VP Money Market Portfolio - Class I (continued)			
Qualified XII (0.95)	971,457.473	$ 13.02	$ 12,648,376
Qualified XII (1.00)	1,474,751.452	12.95	19,098,031
Qualified XII (1.05)	258,944.229	12.89	3,337,791
Qualified XII (1.10)	167,861.769	12.83	2,153,667
Qualified XII (1.15)	61,014.440	12.77	779,154
Qualified XII (1.20)	65,703.056	12.71	835,086
Qualified XII (1.25)	13,174.913	10.18	134,121
Qualified XII (1.25)	189,734.624	12.64	2,398,246
Qualified XII (1.30)	16,828.975	12.58	211,709
Qualified XII (1.35)	15,900.887	12.52	199,079
Qualified XII (1.40)	38,256.239	12.46	476,673
Qualified XII (1.45)	7,632.544	12.40	94,644
Qualified XII (1.50)	1,943.190	12.34	23,979
Qualified XIX	1,958.219	49.66	97,245
Qualified XV	5,770.012	14.53	83,838
Qualified XVI	96,206.301	13.84	1,331,495
Qualified XVII	183,324.607	14.14	2,592,210
Qualified XVIII	320,661.390	14.14	4,534,152
Qualified XX	16,378.542	48.72	797,963
Qualified XXI	20,414.646	14.68	299,687
Qualified XXIX	1,059.718	48.72	51,629
Qualified XXV	37,147.063	14.63	543,462
Qualified XXVI	26,648.722	14.52	386,939
Qualified XXVII	367,555.185	51.39	18,888,661
Qualified XXVIII	161,492.654	50.40	8,139,230
Qualified XXX	3,888.591	48.11	187,080
Qualified XXXII	34,681.497	10.15	352,017
Qualified XXXIII (0.65)	6,016.697	10.61	63,837
	14,234,131.159		$ 210,716,366

260

Division/Contract	Units	Unit Value	Extended Value
ING VP Natural Resources Trust			
Contracts in accumulation period:			
Qualified V	13.227	$ 26.81	$ 355
Qualified VI	889,990.653	26.39	23,486,853
Qualified VIII	1,080.914	22.86	24,710
Qualified XII (0.05)	11,123.385	27.93	310,676
Qualified XII (0.15)	4,665.343	20.40	95,173
Qualified XII (0.15)	4,804.394	20.56	98,778
Qualified XII (0.25)	58,385.867	17.71	1,034,014
Qualified XII (0.35)	2,469.980	17.58	43,422
Qualified XII (0.45)	185.567	17.45	3,238
Qualified XII (0.50)	25,289.376	18.46	466,842
Qualified XII (0.55)	25,866.775	17.31	447,754
Qualified XII (0.60)	21,379.038	17.25	368,788
Qualified XII (0.65)	8,579.023	17.18	147,388
Qualified XII (0.70)	77,475.801	17.12	1,326,386
Qualified XII (0.75)	29,630.425	17.05	505,199
Qualified XII (0.80)	233,144.328	18.58	4,331,822
Qualified XII (0.85)	95,673.792	21.22	2,030,198
Qualified XII (0.90)	6,583.975	18.44	121,409
Qualified XII (0.95)	95,267.858	21.02	2,002,530
Qualified XII (1.00)	283,136.069	20.92	5,923,207
Qualified XII (1.05)	18,055.575	20.81	375,737
Qualified XII (1.10)	16,882.368	20.72	349,803
Qualified XII (1.15)	12,370.950	20.62	255,089
Qualified XII (1.20)	6,830.149	20.52	140,155
Qualified XII (1.25)	306.246	17.61	5,393
Qualified XII (1.25)	10,616.256	20.42	216,784
Qualified XII (1.30)	537.127	20.32	10,914
Qualified XII (1.35)	1,538.771	20.22	31,114
Qualified XII (1.40)	7,783.061	20.12	156,595
Qualified XII (1.45)	222.914	20.03	4,465
Qualified XV	4,758.654	27.12	129,055
Qualified XVI	22,231.813	25.82	574,025
Qualified XVII	3,352.145	26.39	88,463
Qualified XXI	7,752.734	27.39	212,347
Qualified XXV	16,042.524	27.23	436,838
Qualified XXVI	2,471.435	26.88	66,432
Qualified XXVII	395,735.113	24.79	9,810,273
Qualified XXVIII	86,990.981	24.71	2,149,547
	2,489,224.606		$ 57,781,771

Division/Contract	Units	Unit Value	Extended Value
Janus Adviser Series Balanced Fund - Class S			
Contracts in accumulation period:			
Qualified XII (1.00)	46.423	$ 12.15	$ 564
	46.423		$ 564
Janus Aspen Series Balanced Portfolio - Institutional Shares			
Contracts in accumulation period:			
Qualified VI	15,203.688	$ 26.93	$ 409,435
Qualified XII (0.15)	2,222.801	12.45	27,674
Qualified XII (0.50)	88.912	17.70	1,574
Qualified XII (0.65)	15.037	16.65	250
Qualified XII (0.70)	426.390	16.58	7,070
Qualified XII (0.75)	16.025	16.52	265
Qualified XII (0.80)	29.634	17.79	527
Qualified XII (0.85)	54.455	24.92	1,357
Qualified XII (0.95)	91.442	24.68	2,257
Qualified XII (1.00)	1,190.661	24.56	29,243
Qualified XII (1.05)	348.930	24.44	8,528
Qualified XII (1.15)	6.582	24.21	159
Qualified XII (1.40)	57.894	23.63	1,368
Qualified XII (1.45)	12.500	23.52	294
Qualified XVI	314.907	26.35	8,298
Qualified XVII	367.162	26.93	9,888
	20,447.020		$ 508,187
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares			
Contracts in accumulation period:			
Qualified VI	5,960.898	$ 20.57	$ 122,616
Qualified XII (0.55)	18.039	14.56	263
Qualified XII (0.70)	375.898	14.40	5,413
Qualified XII (0.75)	31.795	14.34	456
Qualified XII (0.80)	60.797	14.59	887
Qualified XII (0.85)	4.621	17.87	83
Qualified XII (0.95)	21.311	17.69	377
Qualified XII (1.00)	480.853	17.61	8,468
Qualified XII (1.05)	0.689	17.53	12
Qualified XII (1.15)	412.567	17.36	7,162
	7,367.468		$ 145,737

Division/Contract	Units	Unit Value		Extended Value	

Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares

Contracts in accumulation period:

Division/Contract	Units		Unit Value		Extended Value
Qualified VI	8,543.691	$	18.49	$	157,973
Qualified XII (0.30)	0.369		11.19		4
Qualified XII (0.50)	29.088		11.69		340
Qualified XII (0.70)	1,002.773		10.86		10,890
Qualified XII (0.75)	22.934		10.82		248
Qualified XII (0.80)	38.040		11.86		451
Qualified XII (0.85)	42.573		16.43		699
Qualified XII (0.95)	126.949		16.27		2,065
Qualified XII (1.00)	731.943		16.19		11,850
Qualified XII (1.40)	4.641		15.58		72
Qualified XVII	7.885		18.49		146
Qualified XXXIII (0.65)	8.697		9.95		87
	10,559.583			$	184,825

Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares

Contracts in accumulation period:

Division/Contract	Units		Unit Value		Extended Value
Qualified VI	17,944.456	$	23.58	$	423,130
Qualified XII (0.25)	262.385		14.66		3,847
Qualified XII (0.30)	0.735		14.61		11
Qualified XII (0.50)	116.323		14.88		1,731
Qualified XII (0.55)	5.620		14.33		81
Qualified XII (0.65)	15.011		14.22		213
Qualified XII (0.70)	1,635.359		14.17		23,173
Qualified XII (0.75)	236.925		14.12		3,345
Qualified XII (0.80)	0.405		15.17		6
Qualified XII (0.85)	912.844		16.38		14,952
Qualified XII (0.95)	145.486		16.22		2,360
Qualified XII (1.00)	330.257		16.15		5,334
Qualified XII (1.10)	337.355		15.99		5,394
Qualified XII (1.15)	12.284		15.92		196
Qualified XII (1.40)	194.428		15.54		3,021
Qualified XII (1.45)	22.383		15.46		346
Qualified XVI	25.997		23.07		600
Qualified XVII	45.437		23.58		1,071
	22,243.690			$	488,811

Division/Contract	Units	Unit Value	Extended Value
Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares			
Contracts in accumulation period:			
Qualified VI	15,176.248	$ 21.50	$ 326,289
Qualified XII (0.30)	0.253	11.06	3
Qualified XII (0.50)	28.283	12.22	346
Qualified XII (0.55)	7.507	10.85	81
Qualified XII (0.65)	14.968	10.77	161
Qualified XII (0.70)	1,888.767	10.73	20,266
Qualified XII (0.75)	185.703	10.68	1,983
Qualified XII (0.80)	10.652	12.51	133
Qualified XII (0.85)	343.276	18.29	6,279
Qualified XII (0.95)	51.258	18.12	929
Qualified XII (1.00)	696.791	18.03	12,563
Qualified XII (1.05)	148.414	17.94	2,663
Qualified XII (1.10)	82.855	17.86	1,480
Qualified XII (1.15)	13.253	17.77	236
Qualified XVII	374.238	21.50	8,046
	19,022.466		$ 381,458
Legg Mason Value Trust, Inc. - Primary Class			
Contracts in accumulation period:			
ING MAP PLUS NP20	115,246.791	$ 11.53	$ 1,328,796
	115,246.791		$ 1,328,796
Lord Abbett Affiliated Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP12	374.153	$ 11.37	$ 4,254
ING MAP PLUS NP13	37,920.941	11.36	430,782
ING MAP PLUS NP14	615.506	11.35	6,986
ING MAP PLUS NP20	4,092.374	11.28	46,162
ING MAP PLUS NP21	9,414.261	11.27	106,099
ING MAP PLUS NP22	4,936.607	11.26	55,586
ING MAP PLUS NP23	485.007	11.25	5,456
ING MAP PLUS NP24	2,081.569	11.24	23,397
ING MAP PLUS NP26	2,951.197	11.22	33,112
ING MAP PLUS NP28	2.754	11.20	31
ING MAP PLUS NP29	3,111.088	11.19	34,813
	65,985.457		$ 746,678

Division/Contract	Units	Unit Value	Extended Value
Lord Abbett Mid-Cap Value Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP12	12,263.933	$ 12.89	$ 158,082
ING MAP PLUS NP14	5,348.901	12.87	68,840
ING MAP PLUS NP15	1,951.646	12.85	25,079
ING MAP PLUS NP16	1,265.762	12.84	16,252
ING MAP PLUS NP17	13,019.240	12.83	167,037
ING MAP PLUS NP20	1,671.163	12.79	21,374
ING MAP PLUS NP22	2,747.120	12.77	35,081
ING MAP PLUS NP23	1,224.900	12.76	15,630
ING MAP PLUS NP24	5,144.313	12.74	65,539
ING MAP PLUS NP26	1,227.429	12.72	15,613
ING MAP PLUS NP28	7,993.709	12.70	101,520
ING MAP PLUS NP29	17.567	12.68	223
ING MAP PLUS NP30	4,800.955	12.67	60,828
ING MAP PLUS NP32	6.918	12.65	88
ING MAP PLUS NP7	1,738.727	12.95	22,517
Qualified XII (1.00)	2,922.149	15.26	44,592
	63,344.432		$ 818,295
Lord Abbett Small-Cap Value Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP11	26,839.926	$ 13.31	$ 357,239
ING MAP PLUS NP12	4,324.397	13.29	57,471
ING MAP PLUS NP14	3,452.338	13.27	45,813
ING MAP PLUS NP15	4,596.534	13.26	60,950
ING MAP PLUS NP17	10,891.784	13.23	144,098
ING MAP PLUS NP21	5,907.628	13.18	77,863
ING MAP PLUS NP23	1,204.368	13.16	15,849
ING MAP PLUS NP26	85.799	13.12	1,126
ING MAP PLUS NP27	7,577.453	13.11	99,340
ING MAP PLUS NP29	151.781	13.08	1,985
ING MAP PLUS NP30	6,658.786	13.07	87,030
ING MAP PLUS NP32	2,401.790	13.04	31,319
	74,092.584		$ 980,083

Division/Contract	Units	Unit Value	Extended Value
Lord Abbett Series Fund - Growth and Income Portfolio - Class VC			
Currently payable annuity contracts:			$ 1,245,687
Contracts in accumulation period:			
Qualified V	1,959.083	$ 11.45	22,432
Qualified VI	4,191,842.186	11.53	48,331,940
Qualified VIII	4,400.111	11.52	50,689
Qualified X (1.15)	180,757.714	11.58	2,093,174
Qualified X (1.25)	709,955.181	11.53	8,185,783
Qualified XII (0.25)	41,515.417	12.44	516,452
Qualified XII (0.45)	795.796	11.95	9,510
Qualified XII (0.50)	58,476.255	11.92	697,037
Qualified XII (0.55)	221,893.488	11.89	2,638,314
Qualified XII (0.60)	79,753.690	11.87	946,676
Qualified XII (0.65)	130,041.046	11.84	1,539,686
Qualified XII (0.70)	283,227.948	11.81	3,344,922
Qualified XII (0.75)	206,984.385	11.79	2,440,346
Qualified XII (0.80)	366,436.365	11.76	4,309,292
Qualified XII (0.85)	899,583.429	11.74	10,561,109
Qualified XII (0.90)	35,505.796	11.71	415,773
Qualified XII (0.95)	344,021.526	11.68	4,018,171
Qualified XII (1.00)	1,812,504.642	11.66	21,133,804
Qualified XII (1.05)	161,065.600	11.63	1,873,193
Qualified XII (1.10)	154,929.519	11.61	1,798,732
Qualified XII (1.15)	24,995.007	11.58	289,442
Qualified XII (1.20)	28,877.461	11.55	333,535
Qualified XII (1.25)	658.747	11.63	7,661
Qualified XII (1.25)	132,132.621	11.53	1,523,489
Qualified XII (1.30)	9,976.391	11.50	114,729
Qualified XII (1.35)	10,671.176	11.48	122,505
Qualified XII (1.40)	35,204.110	11.45	403,087
Qualified XII (1.45)	3,462.615	11.43	39,578
Qualified XII (1.50)	7,287.535	11.40	83,078
Qualified XV	19,447.599	11.68	227,148
Qualified XVI	104,131.038	11.40	1,187,094
Qualified XVII	17,072.925	11.53	196,851
Qualified XVIII	23,535.493	11.53	271,364
Qualified XXI	73,302.557	11.76	862,038
Qualified XXV	57,774.990	11.79	681,167
Qualified XXVI	15,939.451	11.71	186,651
Qualified XXXII	7,070.355	11.84	83,713
	10,457,189.248		$ 122,785,852

Division/Contract	Units	Unit Value	Extended Value
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC			
Currently payable annuity contracts:			$ 1,081,237
Contracts in accumulation period:			
Qualified VI	2,934,710.385	$ 13.43	39,413,160
Qualified X (1.15)	109,823.030	13.49	1,481,513
Qualified X (1.25)	425,763.514	13.43	5,718,004
Qualified XII (0.15)	12,982.427	15.63	202,915
Qualified XII (0.30)	91,600.999	14.01	1,283,330
Qualified XII (0.35)	73,912.783	13.97	1,032,562
Qualified XII (0.50)	42,779.950	13.88	593,786
Qualified XII (0.55)	174,312.426	13.85	2,414,227
Qualified XII (0.60)	55,617.929	13.82	768,640
Qualified XII (0.65)	11,068.034	13.79	152,628
Qualified XII (0.70)	114,099.881	13.76	1,570,014
Qualified XII (0.75)	70,786.646	13.73	971,901
Qualified XII (0.80)	340,863.533	13.70	4,669,830
Qualified XII (0.85)	342,325.752	13.67	4,679,593
Qualified XII (0.90)	24,907.784	13.64	339,742
Qualified XII (0.95)	2,016,006.278	13.61	27,437,845
Qualified XII (1.00)	1,210,233.159	13.58	16,434,966
Qualified XII (1.05)	83,539.434	13.55	1,131,959
Qualified XII (1.10)	50,214.587	13.52	678,901
Qualified XII (1.15)	18,051.721	13.49	243,518
Qualified XII (1.20)	30,948.767	13.46	416,570
Qualified XII (1.25)	1,172.163	12.93	15,156
Qualified XII (1.25)	69,214.868	13.43	929,556
Qualified XII (1.30)	7,019.168	13.40	94,057
Qualified XII (1.35)	5,843.794	13.37	78,132
Qualified XII (1.40)	16,698.578	13.34	222,759
Qualified XII (1.45)	2,894.487	13.31	38,526
Qualified XII (1.50)	1,048.636	13.28	13,926
Qualified XV	10,084.021	13.61	137,244
Qualified XVI	66,219.590	13.28	879,396
Qualified XVII	7,017.719	13.43	94,248
Qualified XVIII	10,220.697	13.43	137,264
Qualified XXI	85,245.242	13.70	1,167,860
Qualified XXV	46,514.124	13.73	638,639
Qualified XXVI	15,598.416	13.64	212,762
Qualified XXVII	886,812.689	16.80	14,898,453
Qualified XXVIII	1,005,217.781	14.55	14,625,919
Qualified XXXII	11,060.192	13.52	149,534
Qualified XXXIII (0.65)	17,040.352	15.44	263,103
	10,499,471.536		$ 147,313,375

Division/Contract	Units	Unit Value	Extended Value
Massachusetts Investors Growth Stock Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP12	15,482.945	$ 10.89	$ 168,609
ING MAP PLUS NP13	11,324.838	10.88	123,214
ING MAP PLUS NP14	11,625.657	10.87	126,371
ING MAP PLUS NP17	235.622	10.84	2,554
ING MAP PLUS NP22	8.770	10.79	95
	38,677.832		$ 420,843
MFS® Total Return Series - Initial Class			
Contracts in accumulation period:			
Qualified XXVII	2,858,115.532	$ 14.80	$ 42,300,110
Qualified XXVIII	2,753,512.558	14.69	40,449,099
	5,611,628.090		$ 82,749,209

Division/Contract	Units	Unit Value	Extended Value
New Perspective Fund® - Class R-3			
Contracts in accumulation period:			
ING MAP PLUS NP13	15,396.448	$ 12.28	$ 189,068
ING MAP PLUS NP14	22.957	12.27	282
ING MAP PLUS NP15	11,762.556	12.26	144,209
ING MAP PLUS NP17	6,621.958	12.23	80,987
ING MAP PLUS NP21	2,053.403	12.19	25,031
ING MAP PLUS NP23	1,459.496	12.16	17,747
ING MAP PLUS NP6	436.369	12.36	5,394
ING MAP PLUS NP7	1,899.455	12.35	23,458
	39,652.642		$ 486,176
New Perspective Fund® - Class R-4			
Contracts in accumulation period:			
Qualified VI	485,783.120	$ 12.44	$ 6,043,142
Qualified XII (0.00)	436,950.348	12.70	5,549,269
Qualified XII (0.30)	14.476	12.64	183
Qualified XII (0.40)	9,163.327	12.61	115,550
Qualified XII (0.55)	2,547.196	12.58	32,044
Qualified XII (0.60)	5,661.036	12.57	71,159
Qualified XII (0.65)	371.019	12.56	4,660
Qualified XII (0.70)	18,481.674	12.55	231,945
Qualified XII (0.75)	25,983.225	12.54	325,830
Qualified XII (0.80)	267,729.920	12.53	3,354,656
Qualified XII (0.85)	126,628.685	12.52	1,585,391
Qualified XII (0.90)	3,374.653	12.51	42,217
Qualified XII (0.95)	32,424.838	12.50	405,310
Qualified XII (1.00)	260,861.038	12.49	3,258,154
Qualified XII (1.05)	12,777.836	12.48	159,467
Qualified XII (1.10)	10,377.113	12.47	129,403
Qualified XII (1.15)	7,178.632	12.46	89,446
Qualified XII (1.20)	3,705.057	12.45	46,128
Qualified XII (1.25)	158.960	12.78	2,032
Qualified XII (1.25)	13,878.231	12.44	172,645
Qualified XII (1.35)	258.844	12.42	3,215
Qualified XII (1.40)	3,144.342	12.41	39,021
Qualified XII (1.45)	7.542	12.39	93
Qualified XVI	2,418.686	12.38	29,943
Qualified XVII	13.872	12.49	173
Qualified XXV	9.730	12.56	122
Qualified XXVII	29,908.844	11.44	342,157
	1,759,812.244		$ 22,033,355

Division/Contract	Units	Unit Value	Extended Value
Oppenheimer Capital Appreciation Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP11	2,335.855	$ 10.76	$ 25,134
ING MAP PLUS NP12	6,530.077	10.75	70,198
ING MAP PLUS NP13	3,880.281	10.74	41,674
ING MAP PLUS NP14	385.804	10.73	4,140
ING MAP PLUS NP21	12,986.985	10.66	138,441
ING MAP PLUS NP22	3,424.373	10.65	36,470
	29,543.375		$ 316,057

Division/Contract	Units	Unit Value	Extended Value
Oppenheimer Developing Markets Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP12	3,932.806	$ 18.29	$ 71,931
ING MAP PLUS NP13	275.386	18.27	5,031
ING MAP PLUS NP14	5,694.448	18.25	103,924
ING MAP PLUS NP15	736.525	18.23	13,427
ING MAP PLUS NP17	7,796.563	18.20	141,897
ING MAP PLUS NP19	7,306.200	18.17	132,754
ING MAP PLUS NP21	29,429.838	18.13	533,563
ING MAP PLUS NP22	6.255	18.11	113
ING MAP PLUS NP23	1,571.111	18.10	28,437
ING MAP PLUS NP24	1,969.796	18.08	35,614
ING MAP PLUS NP26	1,199.990	18.04	21,648
ING MAP PLUS NP30	5,153.858	17.98	92,666
Qualified V	159.981	39.82	6,370
Qualified VI	1,160,336.604	40.16	46,599,118
Qualified XII (0.15)	2,629.178	40.89	107,507
Qualified XII (0.50)	3,649.124	41.82	152,606
Qualified XII (0.55)	6,339.966	41.70	264,377
Qualified XII (0.60)	5,157.007	41.59	214,480
Qualified XII (0.65)	4,532.593	41.48	188,012
Qualified XII (0.70)	99,399.471	41.37	4,112,156
Qualified XII (0.75)	17,101.285	41.26	705,599
Qualified XII (0.80)	119,991.255	41.15	4,937,640
Qualified XII (0.85)	103,665.219	41.03	4,253,384
Qualified XII (0.90)	7,451.152	40.92	304,901
Qualified XII (0.95)	54,577.726	40.81	2,227,317
Qualified XII (1.00)	363,643.395	40.70	14,800,286
Qualified XII (1.05)	26,874.517	40.60	1,091,105
Qualified XII (1.10)	21,224.381	40.49	859,375
Qualified XII (1.15)	14,542.342	40.38	587,220
Qualified XII (1.20)	3,432.306	40.27	138,219
Qualified XII (1.25)	732.701	20.05	14,691
Qualified XII (1.25)	19,043.754	40.16	764,797
Qualified XII (1.30)	979.271	40.05	39,220
Qualified XII (1.35)	691.793	39.94	27,630
Qualified XII (1.40)	4,372.187	39.84	174,188
Qualified XII (1.45)	843.386	39.73	33,508
Qualified XII (1.50)	596.188	39.62	23,621
Qualified XV	189.716	40.81	7,742
Qualified XVI	18,761.558	39.62	743,333
Qualified XVII	6,275.047	40.16	252,006
Qualified XXI	3,274.108	41.15	134,730
Qualified XXV	6,817.193	41.23	281,073
Qualified XXVI	2,705.421	40.90	110,652
Qualified XXVII	1,122,703.958	26.84	30,133,374
	3,267,766.559		$ 115,471,242

Division/Contract	Units	Unit Value	Extended Value
Oppenheimer Global Fund - Class A			
Contracts in accumulation period:			
Qualified XII (1.00)	3,068.573	$ 16.42	$ 50,386
	3,068.573		$ 50,386
Oppenheimer Main Street Fund® - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP15	1,833.743	$ 11.14	$ 20,428
ING MAP PLUS NP17	98.692	11.11	1,096
ING MAP PLUS NP26	18.876	11.02	208
	1,951.311		$ 21,732
Oppenheimer Aggressive Growth Fund/VA			
Currently payable annuity contracts:			$ 2,565
			$ 2,565
Oppenheimer Global Securities Fund/VA			
Contracts in accumulation period:			
ING MAP PLUS NP24	78.300	$ 12.81	$ 1,003
ING MAP PLUS NP30	0.059	12.74	1
Qualified VI	24,668.741	20.40	503,242
Qualified X (1.25)	808.016	20.40	16,484
Qualified XII (0.45)	2.478	21.63	54
Qualified XII (0.50)	174.236	21.61	3,765
Qualified XII (0.70)	3,396.516	21.22	72,074
Qualified XII (0.75)	256.963	21.14	5,432
Qualified XII (0.80)	577.414	21.12	12,195
Qualified XII (0.85)	330.519	21.04	6,954
Qualified XII (0.90)	60.753	20.96	1,273
Qualified XII (0.95)	25.807	20.88	539
Qualified XII (1.00)	2,523.657	20.80	52,492
Qualified XII (1.05)	18.336	20.72	380
Qualified XII (1.10)	195.349	20.64	4,032
Qualified XII (1.15)	66.150	20.56	1,360
Qualified XII (1.40)	212.302	20.17	4,282
Qualified XVI	337.359	20.01	6,751
Qualified XVII	918.571	20.40	18,739
Qualified XXXIII (0.65)	10.637	14.84	158
	34,662.163		$ 711,210
Oppenheimer Main Street Fund®/VA			
Currently payable annuity contracts:			$ 40,625
			$ 40,625

Division/Contract	Units	Unit Value	Extended Value
Oppenheimer Main Street Small Cap Fund®/VA			
Contracts in accumulation period:			
Qualified VI	52,200.671	$ 11.72	$ 611,792
Qualified X (1.15)	591.804	13.37	7,912
Qualified X (1.25)	6,650.821	13.36	88,855
Qualified XII (0.15)	1,259.330	11.81	14,873
Qualified XII (0.50)	218.104	11.78	2,569
Qualified XII (0.55)	1,188.912	11.78	14,005
Qualified XII (0.60)	1,917.938	11.78	22,593
Qualified XII (0.70)	1,038.869	11.77	12,227
Qualified XII (0.75)	1.173	11.76	14
Qualified XII (0.85)	1,704.372	11.76	20,043
Qualified XII (0.90)	89.703	11.75	1,054
Qualified XII (0.95)	1,096.967	11.75	12,889
Qualified XII (1.00)	10,296.990	11.74	120,887
Qualified XII (1.05)	107.422	11.74	1,261
Qualified XII (1.10)	165.296	11.74	1,941
Qualified XII (1.15)	997.952	11.73	11,706
Qualified XII (1.20)	5.327	11.73	62
Qualified XII (1.25)	173.806	11.72	2,037
Qualified XII (1.35)	1,516.513	11.72	17,774
Qualified XII (1.40)	43.962	11.71	515
Qualified XVI	6,585.762	11.70	77,053
Qualified XVIII	272.211	13.40	3,648
Qualified XXI	17.653	11.76	208
Qualified XXV	485.237	11.76	5,706
	88,626.795		$ 1,051,624
Oppenheimer Strategic Bond Fund/VA			
Contracts in accumulation period:			
Qualified VI	4,444.882	$ 14.20	$ 63,117
Qualified X (1.25)	176.232	14.20	2,502
Qualified XII (0.45)	3.117	15.10	47
Qualified XII (0.55)	8.402	14.99	126
Qualified XII (0.65)	0.303	14.88	5
Qualified XII (0.70)	3,714.224	14.82	55,045
Qualified XII (0.75)	20.917	14.76	309
Qualified XII (0.85)	234.124	14.64	3,428
Qualified XII (1.00)	1,921.040	14.47	27,797
Qualified XII (1.05)	58.734	14.42	847
Qualified XII (1.45)	20.111	13.98	281
	10,602.086		$ 153,504

Division/Contract	Units	Unit Value	Extended Value
Pax World Balanced Fund			
Contracts in accumulation period:			
ING MAP PLUS NP12	7.694	$ 11.62	$ 89
ING MAP PLUS NP13	823.353	11.61	9,559
ING MAP PLUS NP14	1,363.324	11.60	15,815
ING MAP PLUS NP15	1,796.558	11.59	20,822
ING MAP PLUS NP16	948.338	11.58	10,982
ING MAP PLUS NP17	266.750	11.57	3,086
ING MAP PLUS NP21	6,495.483	11.52	74,828
ING MAP PLUS NP23	1,385.560	11.50	15,934
ING MAP PLUS NP30	71.878	11.43	822
Qualified V	260.117	10.90	2,835
Qualified VI	1,286,152.930	10.99	14,134,821
Qualified XII (0.00)	1,283,233.780	11.76	15,090,829
Qualified XII (0.55)	804.858	11.42	9,191
Qualified XII (0.60)	2,315.822	11.39	26,377
Qualified XII (0.65)	240.298	11.36	2,730
Qualified XII (0.70)	192,280.842	11.32	2,176,619
Qualified XII (0.75)	112,406.334	11.29	1,269,068
Qualified XII (0.80)	62,798.458	11.26	707,111
Qualified XII (0.85)	136,795.440	11.23	1,536,213
Qualified XII (0.90)	957.437	11.20	10,723
Qualified XII (0.95)	36,703.531	11.17	409,978
Qualified XII (1.00)	806,136.551	11.14	8,980,361
Qualified XII (1.05)	87,926.137	11.11	976,859
Qualified XII (1.10)	5,787.035	11.08	64,120
Qualified XII (1.15)	15,096.258	11.05	166,814
Qualified XII (1.20)	8,649.908	11.02	95,322
Qualified XII (1.25)	291.454	11.76	3,428
Qualified XII (1.25)	30,553.451	10.99	335,782
Qualified XII (1.30)	1,215.514	10.96	13,322
Qualified XII (1.35)	864.285	10.93	9,447
Qualified XII (1.40)	3,503.940	10.91	38,228
Qualified XII (1.45)	450.611	10.88	4,903
Qualified XII (1.50)	2.281	10.85	25
Qualified XVI	13,588.174	10.85	147,432
Qualified XVII	2,641.125	10.99	29,026
Qualified XXI	254.575	11.26	2,867
Qualified XXVI	142.612	11.20	1,597
Qualified XXVII	712,292.577	11.17	7,956,308
	4,817,505.273		$ 54,354,273

Division/Contract	Units	Unit Value	Extended Value
PIMCO Real Return Portfolio - Admin Class			
Contracts in accumulation period:			
Qualified VI	794,167.794	$ 10.87	$ 8,632,604
Qualified X (1.15)	5,572.324	10.53	58,677
Qualified X (1.25)	35,562.577	10.52	374,118
Qualified XII (0.00)	6,689.202	11.10	74,250
Qualified XII (0.40)	1,596.937	11.03	17,614
Qualified XII (0.50)	54.519	11.01	600
Qualified XII (0.55)	573.782	11.00	6,312
Qualified XII (0.60)	562.477	10.99	6,182
Qualified XII (0.65)	229.182	10.98	2,516
Qualified XII (0.70)	76,172.759	10.97	835,615
Qualified XII (0.75)	8,155.120	10.96	89,380
Qualified XII (0.80)	135,357.425	10.95	1,482,164
Qualified XII (0.85)	73,154.154	10.94	800,306
Qualified XII (0.90)	4,240.525	10.93	46,349
Qualified XII (0.95)	68,440.007	10.93	748,049
Qualified XII (1.00)	765,439.523	10.92	8,358,600
Qualified XII (1.05)	20,395.517	10.91	222,515
Qualified XII (1.10)	26,077.555	10.90	284,245
Qualified XII (1.15)	11,316.040	10.89	123,232
Qualified XII (1.20)	5,608.253	10.88	61,018
Qualified XII (1.25)	527.129	10.66	5,619
Qualified XII (1.25)	27,019.817	10.87	293,705
Qualified XII (1.30)	922.366	10.86	10,017
Qualified XII (1.35)	2,712.086	10.85	29,426
Qualified XII (1.40)	4,040.375	10.84	43,798
Qualified XII (1.45)	557.918	10.83	6,042
Qualified XII (1.50)	318.730	10.83	3,452
Qualified XVI	18,534.153	10.83	200,725
Qualified XXI	1,689.064	10.95	18,495
Qualified XXV	713.429	10.98	7,833
Qualified XXXII	8.152	10.52	86
	2,096,408.891		$ 22,843,544
Pioneer Fund - Class A			
Contracts in accumulation period:			
Qualified XII (1.00)	1,881.421	$ 13.24	$ 24,910
	1,881.421		$ 24,910

Division/Contract	Units	Unit Value	Extended Value
Pioneer High Yield Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP10	18,812.280	$ 10.65	$ 200,351
ING MAP PLUS NP12	1,540.017	10.63	16,370
ING MAP PLUS NP13	2,621.276	10.62	27,838
ING MAP PLUS NP14	15,956.270	10.61	169,296
ING MAP PLUS NP15	1,646.791	10.60	17,456
ING MAP PLUS NP16	9.865	10.59	104
ING MAP PLUS NP17	3,755.077	10.58	39,729
ING MAP PLUS NP19	2,468.686	10.56	26,069
ING MAP PLUS NP20	617.955	10.55	6,519
ING MAP PLUS NP21	14,199.576	10.54	149,664
ING MAP PLUS NP23	403.592	10.52	4,246
ING MAP PLUS NP24	3,009.942	10.51	31,634
ING MAP PLUS NP26	4.643	10.49	49
ING MAP PLUS NP28	43.372	10.47	454
ING MAP PLUS NP29	1,513.641	10.46	15,833
ING MAP PLUS NP30	837.066	10.45	8,747
ING MAP PLUS NP32	8.283	10.43	86
ING MAP PLUS NP6	2,566.371	10.69	27,435
	70,014.703		$ 741,880

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Pioneer Equity Income VCT Portfolio - Class I			
Currently payable annuity contracts:			$ 2,025,626
Contracts in accumulation period:			
ING MAP PLUS NP21	4,479.181	$ 11.82	52,944
ING MAP PLUS NP23	737.885	11.80	8,707
ING MAP PLUS NP26	805.112	11.77	9,476
Qualified VI	1,828,424.924	11.61	21,228,013
Qualified VIII	4,447.921	11.60	51,596
Qualified X (1.15)	87,153.397	11.66	1,016,209
Qualified X (1.25)	258,105.271	11.61	2,996,602
Qualified XII (0.25)	7,263.315	12.44	90,356
Qualified XII (0.30)	83,760.206	12.11	1,014,336
Qualified XII (0.35)	11,443.933	12.08	138,243
Qualified XII (0.50)	41,273.693	12.00	495,284
Qualified XII (0.55)	90,151.968	11.98	1,080,021
Qualified XII (0.60)	17,367.453	11.95	207,541
Qualified XII (0.65)	68,452.216	11.92	815,950
Qualified XII (0.70)	133,781.607	11.90	1,592,001
Qualified XII (0.75)	185,544.030	11.87	2,202,408
Qualified XII (0.80)	816,401.696	11.84	9,666,196
Qualified XII (0.85)	212,647.271	11.82	2,513,491
Qualified XII (0.90)	12,252.581	11.79	144,458
Qualified XII (0.95)	148,264.506	11.76	1,743,591
Qualified XII (1.00)	675,773.339	11.74	7,933,579
Qualified XII (1.05)	56,562.852	11.71	662,351
Qualified XII (1.10)	16,203.883	11.69	189,423
Qualified XII (1.15)	55,241.795	11.66	644,119
Qualified XII (1.20)	9,136.065	11.63	106,252
Qualified XII (1.25)	36,629.464	11.61	425,268
Qualified XII (1.30)	3,834.439	11.58	44,403
Qualified XII (1.35)	1,974.799	11.56	22,829
Qualified XII (1.40)	9,701.842	11.53	111,862
Qualified XII (1.45)	2,093.505	11.51	24,096
Qualified XII (1.50)	743.378	11.48	8,534
Qualified XV	5,921.847	11.76	69,641
Qualified XVI	27,118.693	11.48	311,323
Qualified XVII	14,600.679	11.61	169,514
Qualified XVIII	11,058.626	11.61	128,391
Qualified XXI	25,320.970	11.84	299,800
Qualified XXV	25,852.164	11.87	306,865
Qualified XXVI	14,041.904	11.79	165,554
Qualified XXVII	596,606.622	14.64	8,734,321
Qualified XXXII	4,818.538	12.45	59,991
Qualified XXXIII (0.65)	33,925.256	12.28	416,602
	5,639,918.826		$ 69,927,767

Division/Contract	Units	Unit Value	Extended Value
Pioneer Fund VCT Portfolio - Class I			
Currently payable annuity contracts:			$ 163,207
Contracts in accumulation period:			
ING MAP PLUS NP11	183.589	$ 11.52	2,115
ING MAP PLUS NP14	1,057.810	11.49	12,154
ING MAP PLUS NP15	1,874.711	11.47	21,503
Qualified VI	146,396.813	10.61	1,553,270
Qualified X (1.15)	21,679.489	10.65	230,887
Qualified X (1.25)	34,360.062	10.61	364,560
Qualified XII (0.25)	4.274	11.51	49
Qualified XII (0.55)	2,589.110	10.94	28,325
Qualified XII (0.60)	45.906	10.92	501
Qualified XII (0.65)	30,148.135	10.89	328,313
Qualified XII (0.70)	21,793.574	10.87	236,896
Qualified XII (0.75)	2,112.074	10.85	22,916
Qualified XII (0.80)	36,266.457	10.82	392,403
Qualified XII (0.85)	25,359.636	10.80	273,884
Qualified XII (0.90)	2,097.538	10.77	22,590
Qualified XII (0.95)	31,782.111	10.75	341,658
Qualified XII (1.00)	22,405.967	10.73	240,416
Qualified XII (1.05)	5,590.714	10.70	59,821
Qualified XII (1.10)	2,174.737	10.68	23,226
Qualified XII (1.15)	7,026.982	10.65	74,837
Qualified XII (1.20)	3,028.387	10.63	32,192
Qualified XII (1.25)	3,555.358	10.61	37,722
Qualified XII (1.35)	39.302	10.56	415
Qualified XII (1.40)	692.448	10.54	7,298
Qualified XII (1.45)	176.442	10.51	1,854
Qualified XII (1.50)	9.709	10.49	102
Qualified XV	4.218	10.75	45
Qualified XVI	3,395.882	10.49	35,623
Qualified XVII	1,736.581	10.61	18,425
Qualified XXI	1,195.849	10.82	12,939
Qualified XXV	705.705	10.85	7,657
Qualified XXVI	9.946	10.77	107
	409,499.516		$ 4,547,910

Division/Contract	Units	Unit Value	Extended Value
Pioneer High Yield VCT Portfolio - Class I			
Contracts in accumulation period:			
Qualified V	129.980	$ 10.69	$ 1,389
Qualified VI	227,325.209	10.72	2,436,926
Qualified X (1.15)	7,732.773	10.79	83,437
Qualified X (1.25)	14,488.319	10.77	156,039
Qualified XII (0.00)	5,710.691	10.94	62,475
Qualified XII (0.40)	128.784	10.87	1,400
Qualified XII (0.50)	31.198	10.85	339
Qualified XII (0.55)	497.406	10.84	5,392
Qualified XII (0.60)	802.340	10.83	8,689
Qualified XII (0.65)	263.209	10.83	2,851
Qualified XII (0.70)	17,784.517	10.82	192,428
Qualified XII (0.75)	1,653.657	10.81	17,876
Qualified XII (0.80)	6,749.498	10.80	72,895
Qualified XII (0.85)	38,115.917	10.79	411,271
Qualified XII (0.90)	1,402.263	10.78	15,116
Qualified XII (0.95)	18,324.825	10.77	197,358
Qualified XII (1.00)	270,642.114	10.76	2,912,109
Qualified XII (1.05)	10,595.766	10.75	113,904
Qualified XII (1.10)	1,440.725	10.74	15,473
Qualified XII (1.15)	2,133.647	10.74	22,915
Qualified XII (1.20)	381.436	10.73	4,093
Qualified XII (1.25)	8,221.260	10.72	88,132
Qualified XII (1.35)	125.699	10.70	1,345
Qualified XII (1.40)	2,008.501	10.69	21,471
Qualified XII (1.45)	45.393	10.68	485
Qualified XII (1.50)	100.918	10.67	1,077
Qualified XVI	8,195.322	10.67	87,444
Qualified XVIII	63.877	10.81	691
Qualified XXI	1,227.303	10.80	13,255
Qualified XXXII	67.827	10.77	731
	646,390.374		$ 6,949,006

Division/Contract	Units	Unit Value	Extended Value
Pioneer Mid Cap Value VCT Portfolio - Class I			
Currently payable annuity contracts:			$ 996,275
Contracts in accumulation period:			
ING MAP PLUS NP13	524.366	$ 12.55	6,581
ING MAP PLUS NP15	4,243.787	12.52	53,132
ING MAP PLUS NP21	133.959	12.45	1,668
ING MAP PLUS NP23	21.722	12.43	270
ING MAP PLUS NP26	242.450	12.39	3,004
ING MAP PLUS NP6	2.573	12.63	33
Qualified V	189.506	15.13	2,867
Qualified VI	1,780,749.068	15.24	27,138,616
Qualified X (1.15)	55,570.387	15.31	850,783
Qualified X (1.25)	148,626.451	15.24	2,265,067
Qualified XII (0.00)	23,792.503	16.11	383,297
Qualified XII (0.15)	3,074.514	16.12	49,561
Qualified XII (0.40)	9,966.836	15.83	157,775
Qualified XII (0.50)	27,385.383	15.75	431,320
Qualified XII (0.55)	29,772.087	15.72	468,017
Qualified XII (0.60)	29,229.333	15.68	458,316
Qualified XII (0.65)	67,909.736	15.65	1,062,787
Qualified XII (0.70)	57,320.366	15.62	895,344
Qualified XII (0.75)	149,201.974	15.58	2,324,567
Qualified XII (0.80)	814,084.173	15.55	12,659,009
Qualified XII (0.85)	153,335.189	15.51	2,378,229
Qualified XII (0.90)	16,735.610	15.48	259,067
Qualified XII (0.95)	99,041.847	15.44	1,529,206
Qualified XII (1.00)	800,190.974	15.41	12,330,943
Qualified XII (1.05)	46,118.465	15.37	708,841
Qualified XII (1.10)	33,521.965	15.34	514,227
Qualified XII (1.15)	13,974.052	15.31	213,943
Qualified XII (1.20)	10,670.731	15.27	162,942
Qualified XII (1.25)	41,298.306	15.24	629,386
Qualified XII (1.30)	5,657.041	15.20	85,987
Qualified XII (1.35)	1,621.802	15.17	24,603
Qualified XII (1.40)	11,499.393	15.14	174,101
Qualified XII (1.45)	5,434.965	15.10	82,068
Qualified XII (1.50)	108.242	15.07	1,631
Qualified XV	5,310.725	15.44	81,998
Qualified XVI	55,547.322	15.07	837,098
Qualified XVII	2,509.289	15.24	38,242
Qualified XVIII	4,033.983	15.24	61,478
Qualified XXI	16,469.525	15.55	256,101
Qualified XXV	9,391.479	15.58	146,319
Qualified XXVI	23,355.096	15.48	361,537
Qualified XXVII	356,627.344	17.38	6,198,183
Qualified XXXII	7,277.137	13.20	96,058
Qualified XXXIII (0.65)	5,634.741	15.92	89,705
	4,927,406.397		$ 77,470,182

Division/Contract	Units	Unit Value	Extended Value
Scudder Equity 500 Index Fund - Investment			
Contracts in accumulation period:			
Qualified XII (1.00)	5,196.996	$ 12.79	$ 66,470
	5,196.996		$ 66,470
T. Rowe Price Mid-Cap Value Fund - R Class			
Contracts in accumulation period:			
ING MAP PLUS NP11	1,442.376	$ 12.42	$ 17,914
ING MAP PLUS NP12	187.519	12.41	2,327
ING MAP PLUS NP13	6,374.483	12.39	78,980
ING MAP PLUS NP14	6,271.416	12.38	77,640
ING MAP PLUS NP15	13,005.390	12.37	160,877
ING MAP PLUS NP19	5,555.161	12.32	68,440
ING MAP PLUS NP21	11,378.424	12.30	139,955
ING MAP PLUS NP26	525.370	12.24	6,431
ING MAP PLUS NP27	18,040.966	12.23	220,641
ING MAP PLUS NP30	126.597	12.20	1,544
	62,907.702		$ 774,749
Templeton Foreign Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP11	13,384.345	$ 12.59	$ 168,509
ING MAP PLUS NP12	7,802.714	12.58	98,158
ING MAP PLUS NP13	9,207.574	12.57	115,739
ING MAP PLUS NP14	5,931.606	12.55	74,442
ING MAP PLUS NP20	1,388.502	12.48	17,329
ING MAP PLUS NP21	2,394.746	12.47	29,862
ING MAP PLUS NP22	1,124.085	12.46	14,006
ING MAP PLUS NP24	796.448	12.43	9,900
ING MAP PLUS NP26	310.207	12.41	3,850
ING MAP PLUS NP28	7,672.510	12.39	95,062
ING MAP PLUS NP29	27.351	12.38	339
ING MAP PLUS NP30	819.980	12.36	10,135
	50,860.068		$ 637,331
Templeton Growth Fund, Inc. - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP13	18,113.087	$ 12.15	$ 220,074
ING MAP PLUS NP15	857.813	12.13	10,405
ING MAP PLUS NP17	105.398	12.10	1,275
ING MAP PLUS NP19	2,134.923	12.08	25,790
ING MAP PLUS NP21	5,547.344	12.06	66,901
ING MAP PLUS NP22	906.685	12.05	10,926
ING MAP PLUS NP24	2,969.264	12.02	35,691
ING MAP PLUS NP28	6.851	11.98	82
	30,641.365		$ 371,144

Division/Contract	Units	Unit Value	Extended Value
Templeton Global Bond Fund - Class A			
Contracts in accumulation period:			
Qualified V	17,659.051	$ 11.08	$ 195,662
Qualified VI	643,749.407	11.11	7,152,056
Qualified XII (0.50)	67.916	16.96	1,152
Qualified XII (0.55)	1,361.440	16.92	23,036
Qualified XII (0.60)	3,653.738	16.88	61,675
Qualified XII (0.65)	474.337	16.85	7,993
Qualified XII (0.70)	38,202.504	16.81	642,184
Qualified XII (0.75)	3,353.008	16.77	56,230
Qualified XII (0.80)	48,097.375	16.73	804,669
Qualified XII (0.85)	47,660.049	11.19	533,316
Qualified XII (0.90)	4,883.621	16.66	81,361
Qualified XII (0.95)	48,350.045	11.17	540,070
Qualified XII (1.00)	386,507.141	11.16	4,313,420
Qualified XII (1.05)	20,251.624	11.15	225,806
Qualified XII (1.10)	8,303.408	11.14	92,500
Qualified XII (1.15)	10,087.730	11.13	112,276
Qualified XII (1.20)	2,886.866	11.12	32,102
Qualified XII (1.25)	20,639.959	11.11	229,310
Qualified XII (1.30)	598.776	11.10	6,646
Qualified XII (1.35)	80.232	11.10	891
Qualified XII (1.40)	3,082.327	11.09	34,183
Qualified XII (1.45)	486.974	11.08	5,396
Qualified XII (1.50)	525.739	11.07	5,820
Qualified XVI	13,006.388	11.07	143,981
Qualified XVII	1,128.749	11.16	12,597
Qualified XXI	1,678.864	11.20	18,803
Qualified XXV	719.240	11.22	8,070
	1,327,496.508		$ 15,341,205

Division/Contract	Units	Unit Value	Extended Value
The Growth Fund of America® - Class R-3			
Contracts in accumulation period:			
ING MAP PLUS NP11	24,463.877	$ 12.28	$ 300,416
ING MAP PLUS NP12	8,573.902	12.27	105,202
ING MAP PLUS NP13	78,438.870	12.26	961,661
ING MAP PLUS NP14	38,221.493	12.24	467,831
ING MAP PLUS NP15	45,921.250	12.23	561,617
ING MAP PLUS NP17	23,142.176	12.21	282,566
ING MAP PLUS NP19	11,028.198	12.19	134,434
ING MAP PLUS NP20	4,046.940	12.17	49,251
ING MAP PLUS NP21	18,983.694	12.16	230,842
ING MAP PLUS NP22	1,153.644	12.15	14,017
ING MAP PLUS NP23	2,181.407	12.14	26,482
ING MAP PLUS NP24	10,565.143	12.13	128,155
ING MAP PLUS NP26	1,388.052	12.11	16,809
ING MAP PLUS NP27	13,009.620	12.09	157,286
ING MAP PLUS NP28	14,688.485	12.08	177,437
ING MAP PLUS NP29	373.524	12.07	4,508
ING MAP PLUS NP30	10,085.801	12.06	121,635
ING MAP PLUS NP32	1,860.323	12.04	22,398
ING MAP PLUS NP6	8,740.260	12.34	107,855
ING MAP PLUS NP7	1,919.487	12.33	23,667
	318,786.146		$ 3,894,069

Division/Contract	Units	Unit Value	Extended Value
The Growth Fund of America® - Class R-4			
Contracts in accumulation period:			
Qualified V	4,059.849	$ 12.17	$ 49,408
Qualified VI	3,419,375.118	12.20	41,716,376
Qualified XII (0.00)	1,263,830.231	12.46	15,747,325
Qualified XII (0.30)	14.657	12.40	182
Qualified XII (0.35)	409.227	12.39	5,070
Qualified XII (0.40)	9,288.859	12.38	114,996
Qualified XII (0.50)	1,176.374	12.36	14,540
Qualified XII (0.55)	21,899.555	12.35	270,460
Qualified XII (0.60)	29,025.417	12.34	358,174
Qualified XII (0.65)	9,507.215	12.32	117,129
Qualified XII (0.70)	262,096.803	12.31	3,226,412
Qualified XII (0.75)	205,277.809	12.30	2,524,917
Qualified XII (0.80)	2,745,616.435	12.29	33,743,626
Qualified XII (0.85)	450,471.239	12.28	5,531,787
Qualified XII (0.90)	18,307.347	12.27	224,631
Qualified XII (0.95)	149,623.445	12.26	1,834,383
Qualified XII (1.00)	2,248,399.524	12.25	27,542,894
Qualified XII (1.05)	184,670.371	12.24	2,260,365
Qualified XII (1.10)	70,504.187	12.23	862,266
Qualified XII (1.15)	32,997.960	12.22	403,235
Qualified XII (1.20)	26,926.373	12.21	328,771
Qualified XII (1.25)	1,195.785	12.54	14,995
Qualified XII (1.25)	98,046.813	12.20	1,196,171
Qualified XII (1.30)	954.215	12.19	11,632
Qualified XII (1.35)	1,060.961	12.18	12,923
Qualified XII (1.40)	10,986.613	12.17	133,707
Qualified XII (1.45)	3,168.845	12.16	38,533
Qualified XII (1.50)	1,482.429	12.15	18,012
Qualified XVI	42,601.194	12.15	517,605
Qualified XVII	19,192.406	12.25	235,107
Qualified XXI	2,389.617	12.29	29,368
Qualified XXV	2,299.176	12.32	28,326
Qualified XXVI	1,715.678	12.30	21,103
Qualified XXVII	510,995.341	11.74	5,999,085
	11,849,567.068		$ 145,133,514

Division/Contract	Units	Unit Value	Extended Value
The Income Fund of America® - Class R-3			
ING MAP PLUS NP10	2,996.086	$ 11.35	$ 34,006
ING MAP PLUS NP14	1,906.539	11.31	21,563
ING MAP PLUS NP17	28.522	11.28	322
ING MAP PLUS NP19	1,015.273	11.25	11,422
ING MAP PLUS NP20	5,288.111	11.24	59,438
ING MAP PLUS NP21	5,704.206	11.23	64,058
ING MAP PLUS NP26	3,742.238	11.18	41,838
ING MAP PLUS NP28	25.833	11.16	288
ING MAP PLUS NP30	3,526.235	11.14	39,282
ING MAP PLUS NP7	2,035.558	11.38	23,165
	26,268.601		$ 295,382
UBS U.S. Small Cap Growth Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP11	6,169.208	$ 11.30	$ 69,712
ING MAP PLUS NP17	274.739	11.24	3,088
ING MAP PLUS NP21	5.753	11.20	64
	6,449.700		$ 72,864
Diversified Value Portfolio			
Contracts in accumulation period:			
ING MAP PLUS NP14	5,110.393	$ 12.25	$ 62,602
ING MAP PLUS NP30	15.194	12.09	184
	5,125.587		$ 62,786
Equity Income Portfolio			
Contracts in accumulation period:			
ING MAP PLUS NP11	20,239.371	$ 11.57	$ 234,170
ING MAP PLUS NP22	464.700	11.46	5,325
ING MAP PLUS NP30	13.746	11.39	157
	20,717.817		$ 239,652
Small Company Growth Portfolio			
Contracts in accumulation period:			
ING MAP PLUS NP14	14.775	$ 11.72	$ 173
ING MAP PLUS NP30	6.056	11.57	70
	20.831		$ 243

Division/Contract	Units	Unit Value	Extended Value
Wanger Select			
Contracts in accumulation period:			
Qualified VI	202,099.827	$ 12.45	$ 2,516,143
Qualified X (1.15)	2,663.897	12.94	34,471
Qualified X (1.25)	8,289.695	12.93	107,186
Qualified XII (0.60)	1,002.793	12.58	12,615
Qualified XII (0.65)	14,776.267	12.57	185,738
Qualified XII (0.70)	14,624.238	12.56	183,680
Qualified XII (0.75)	2,891.587	12.55	36,289
Qualified XII (0.80)	15,718.598	12.54	197,111
Qualified XII (0.85)	44,021.205	12.53	551,586
Qualified XII (0.90)	2,251.301	12.52	28,186
Qualified XII (0.95)	20,440.408	12.51	255,710
Qualified XII (1.00)	181,405.927	12.50	2,267,574
Qualified XII (1.05)	22,351.338	12.49	279,168
Qualified XII (1.10)	5,489.317	12.48	68,507
Qualified XII (1.15)	2,968.199	12.47	37,013
Qualified XII (1.20)	1,557.789	12.46	19,410
Qualified XII (1.25)	8,047.790	12.45	100,195
Qualified XII (1.35)	4.953	12.43	62
Qualified XII (1.40)	1,280.687	12.42	15,906
Qualified XII (1.50)	925.446	12.40	11,476
Qualified XVI	4,003.474	12.40	49,643
Qualified XVII	15.008	12.50	188
Qualified XXI	21.458	12.54	269
Qualified XXXII	2,097.414	12.93	27,120
	558,948.616		$ 6,985,246

Division/Contract	Units	Unit Value	Extended Value
Wanger U.S. Smaller Companies			
Contracts in accumulation period:			
Qualified VI	304,342.787	$ 12.72	$ 3,871,240
Qualified X (1.15)	2,189.492	13.34	29,208
Qualified X (1.25)	11,120.966	13.32	148,131
Qualified XII (0.00)	667.515	12.98	8,664
Qualified XII (0.00)	18,810.924	12.98	244,166
Qualified XII (0.50)	1.554	12.88	20
Qualified XII (0.55)	1,955.771	12.87	25,171
Qualified XII (0.60)	3,773.214	12.85	48,486
Qualified XII (0.65)	64.779	12.84	832
Qualified XII (0.70)	20,204.667	12.83	259,226
Qualified XII (0.75)	21,027.242	12.82	269,569
Qualified XII (0.80)	10,144.769	12.81	129,954
Qualified XII (0.85)	76,525.291	12.80	979,524
Qualified XII (0.90)	1,068.676	12.79	13,668
Qualified XII (0.95)	19,923.977	12.78	254,628
Qualified XII (1.00)	183,269.718	12.77	2,340,354
Qualified XII (1.05)	5,276.832	12.76	67,332
Qualified XII (1.10)	12,348.150	12.75	157,439
Qualified XII (1.15)	1,261.146	12.74	16,067
Qualified XII (1.20)	2,035.746	12.73	25,915
Qualified XII (1.25)	913.409	12.93	11,810
Qualified XII (1.25)	8,700.076	12.72	110,665
Qualified XII (1.30)	186.369	12.71	2,369
Qualified XII (1.35)	166.573	12.69	2,114
Qualified XII (1.40)	4,359.871	12.68	55,283
Qualified XII (1.45)	13.523	12.67	171
Qualified XII (1.50)	941.478	12.66	11,919
Qualified XVI	8,400.122	12.66	106,346
Qualified XXI	4,277.630	12.81	54,796
Qualified XXV	942.542	12.84	12,102
	724,914.809		$ 9,257,169

Division/Contract	Units	Unit Value	Extended Value
Washington Mutual Investors Fund^{SM} - Class R-3			
Contracts in accumulation period:			
ING MAP PLUS NP11	28,244.693	$ 11.03	$ 311,539
ING MAP PLUS NP12	16,633.026	11.02	183,296
ING MAP PLUS NP13	31,321.385	11.01	344,848
ING MAP PLUS NP14	24,537.069	11.00	269,908
ING MAP PLUS NP15	34,428.486	10.99	378,369
ING MAP PLUS NP17	13,066.155	10.97	143,336
ING MAP PLUS NP19	7,004.414	10.95	76,698
ING MAP PLUS NP23	1,015.390	10.91	11,078
ING MAP PLUS NP24	2,601.457	10.90	28,356
ING MAP PLUS NP26	576.426	10.88	6,272
ING MAP PLUS NP27	20,468.985	10.87	222,498
ING MAP PLUS NP28	14.573	10.86	158
ING MAP PLUS NP29	1,849.036	10.85	20,062
ING MAP PLUS NP30	6,725.602	10.84	72,906
ING MAP PLUS NP32	4,796.003	10.81	51,845
ING MAP PLUS NP6	1,580.583	11.09	17,529
ING MAP PLUS NP7	3,478.921	11.08	38,546
	198,342.204		$ 2,177,244

Division/Contract	Units	Unit Value	Extended Value
Washington Mutual Investors Fund^{SM} - Class R-4			
Contracts in accumulation period:			
Qualified V	2,208.953	$ 11.03	$ 24,365
Qualified VI	2,104,723.980	11.05	23,257,200
Qualified XII (0.00)	16.721	11.28	189
Qualified XII (0.40)	499.979	11.21	5,605
Qualified XII (0.50)	17.856	11.19	200
Qualified XII (0.55)	9,955.429	11.18	111,302
Qualified XII (0.60)	12,891.088	11.18	144,122
Qualified XII (0.65)	501.204	11.17	5,598
Qualified XII (0.70)	84,393.075	11.16	941,827
Qualified XII (0.75)	103,341.571	11.15	1,152,259
Qualified XII (0.80)	1,622,664.059	11.14	18,076,478
Qualified XII (0.85)	250,555.783	11.13	2,788,686
Qualified XII (0.90)	12,260.978	11.12	136,342
Qualified XII (0.95)	106,749.246	11.11	1,185,984
Qualified XII (1.00)	1,100,846.414	11.10	12,219,395
Qualified XII (1.05)	68,544.344	11.09	760,157
Qualified XII (1.10)	48,482.274	11.08	537,184
Qualified XII (1.15)	20,787.213	11.07	230,114
Qualified XII (1.20)	13,612.890	11.06	150,559
Qualified XII (1.25)	1,274.158	11.29	14,385
Qualified XII (1.25)	72,248.460	11.05	798,345
Qualified XII (1.35)	2,756.647	11.04	30,433
Qualified XII (1.40)	10,000.273	11.03	110,303
Qualified XII (1.45)	2,306.861	11.02	25,422
Qualified XII (1.50)	568.617	11.01	6,260
Qualified XVI	30,713.568	11.01	338,156
Qualified XVII	29,565.778	11.10	328,180
Qualified XXI	828.937	11.14	9,234
Qualified XXV	1,061.765	11.16	11,849
Qualified XXVII	271,058.088	10.60	2,873,216
	5,985,436.209		$ 66,273,349

ING MAP PLUS

Group contracts issued in connection with ING MAP Plus NP, shown separately for differing daily asset charges.

Qualified I

Individual Contracts issued prior to May 1, 1975 in connection with "Qualified Corporate Retirement Plans" established pursuant to Section 401 of the Internal Revenue Code ("Code"); tax-deferred annuity Plans established by the public school systems and tax-exempt organizations pursuant to Section 403(b) of the Code, and certain individual retirement annuity plans established by or on behalf of individuals pursuant to section 408(b) of the Code; individual Contracts issued prior to November 1, 1975 in connection with "H.R. 10 Plans" established by persons entitled to the benefits of the Self-Employed Individuals Tax Retirement Act of 1962, as amended; allocated group Contracts issued prior to May 1, 1975 in connection with qualified corporate retirement plans; and group Contracts issued prior to October 1, 1978 in connection with tax-deferred annuity plans.

Qualified V

Certain group AetnaPlus Contracts issued since August 28, 1992 in connection with "Optional Retirement Plans" established pursuant to Section 403(b) or 401(a) of the Internal Revenue Code.

Qualified VI

Certain group AetnaPlus Contracts issued in connection with tax-deferred annuity plans, Retirement Plus plans and deferred compensation plans since August 28, 1992.

Qualified VII

Certain existing Contracts that were converted to ACES, an administrative system (previously valued under Qualified I).

Qualified VIII

Group AetnaPlus Contracts issued in connection with Tax-Deferred Annuity Plans and Deferred Compensation Plans adopted by state and local governments since June 30, 1993.

Qualified IX

Certain large group Contracts (Jumbo) that were converted to ACES, an administrative system (previously valued under Qualified VI).

Qualified X

Individual retirement annuity and Simplified Employee Pension ("SEP") plans issued or converted to ACES, an administrative system.

Qualified XII

Group Retirement Plus and Voluntary TDA Contracts issued since 1996 in connection with plans established pursuant to Section 403(b) or 401(a) of the Internal Revenue Code, shown separately by applicable daily charge; and Contracts issued since October 1, 1996 in connection with optional retirement plans established pursuant to Section 403(b) or 403(a) of the Internal Revenue Code.

Qualified XV

Certain existing Contracts issued in connection with deferred compensation plans issued through product exchange on December 16, 1996 (previously valued under Qualified VI), and new Contracts issued after that date in connection with certain deferred compensation plans.

Qualified XVI

Group AetnaPlus Contracts assessing an administrative expense charge effective April 7, 1997 issued in connection with tax-deferred annuity plans, Retirement Plus plans and deferred compensation plans.

Qualified XVII

Group AetnaPlus Contracts containing contractual limits on fees issued in connection with tax-deferred annuity plans and deferred compensation plans, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

Qualified XVIII

Individual retirement annuity and SEP plan Contracts containing contractual limits on fees, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

Qualified XIX

Group Corporate 401 Contracts containing contractual limits on fees, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

Qualified XX

Group HR 10 Contracts containing contractual limits on fees, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

Qualified XXI

Certain existing Contracts issued in connection with deferred compensation plans having Contract modifications effective May 20, 1999.

Qualified XXII

Certain existing Contracts issued in connection with deferred compensation plans having Contract modifications effective May 20, 1999.

Qualified XXV

Group Contracts issued in connection with Aetna Government Custom Choice plans having Contract modifications effective October 2000 to lower mortality and expense fee.

Qualified XXVI

Group Contracts issued in connection with Aetna Government Custom Choice plans having Contract modifications effective October 2000 to lower mortality and expense fee.

Qualified XXVII

Group Contracts issued in connection with tax deferred annuity plans having Contract modifications effective February 2000 to lower mortality and expense fee.

Qualified XXVIII

Group Contracts issued in connection with optional retirement plans having Contract modifications effective February 2000 to lower mortality and expense fee.

Qualified XXIX

Individual Contracts issued in connection with tax-deferred annuity plans and individual retirement annuity plans since May 1, 1975, H.R. 10 Plans since November 1, 1975, group Contracts issued since October 1, 1978 in connection with tax-deferred annuity plans and group Contracts issued since May 1, 1979 in connection with deferred compensation plans adopted by state and local governments and H.R. 10 Plans.

Qualified XXX

Individual Contracts issued in connection with tax-deferred annuity plans and individual retirement annuity plans since May 1, 1975, H.R. 10 Plans since November 1, 1975, group Contracts issued since October 1, 1978 in connection with tax-deferred annuity plans and group Contracts issued since May 1, 1979 in connection with deferred compensation plans adopted by state and local governments and H.R. 10 Plans.

Qualified XXXI

Group Contracts issued in connection with the San Bernadino 457F Plan at a zero basis point charge, effective in 2004.

Qualified XXXII

Individual Contracts issued in connection with the 1992/1994 Pension IRA at 125 basis points, effective in 2004.

Qualified XXXIII

Group Contracts issued in connection with Multiple Sponsored Retirement Options product at 0.40 and 0.65 basis points.

9.   Financial Highlights

A summary of unit values and units outstanding for variable annuity Contracts, expense ratios, excluding expenses of underlying funds, investment income ratios, and total return for the years ended December 31, 2005, 2004, 2003, 2002 and 2001, follows:

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
AIM Mid Cap Core Equity Fund - Class A						
2005	16	$11.62 to $13.52	$ 188	- %	0.65% to 1.60%	5.73% to 6.77%
2004	18	$10.99 to $11.08	196	(d)	0.65% to 1.60%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
AIM Small Cap Growth Fund - Class A						
2005	1	$11.49	8	25.00	1.00%	7.18%
2004	-	$10.72	-	(d)	1.00%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
AIM Global Health Care Fund - Investor Class						
2005	2	$30.81 to $30.93	68	(e)	0.90% to 1.65%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
AIM V.I. Capital Appreciation Fund - Series I Shares						
2005	2,001	$6.22 to $11.61	19,374	0.06	0.00% to 1.50%	0.10% to 8.80%
2004	2,282	$5.77 to $10.80	20,524	-	0.00% to 1.50%	4.97% to 14.62%
2003	2,409	$5.47 to $10.25	20,562	-	0.25% to 1.50%	27.54% to 29.11%
2002	2,288	$4.26 to $7.11	15,302	-	0.00% to 1.50%	-25.48% to -24.62%
2001	2,119	$5.69 to $9.39	19,027	7.37	0.00% to 1.75%	-24.43% to -23.55%

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
AIM V.I. Core Equity Fund - Series I Shares						
2005	3,691	$6.93 to $11.81	$ 31,783	1.36 %	0.00% to 1.50%	3.66% to 5.23%
2004	4,620	$6.65 to $11.18	38,313	0.91	0.00% to 1.50%	7.32% to 38.44%
2003	5,544	$6.16 to $10.37	42,522	1.00	0.25% to 1.50%	22.56% to 24.08%
2002	5,575	$5.00 to $6.54	34,728	0.33	0.00% to 1.50%	-16.84% to -15.71%
2001	5,919	$5.99 to $7.76	44,279	0.05	0.00% to 1.75%	-23.99% to -23.10%
AIM V.I. Growth Fund - Series I Shares						
2005	2,691	$4.74 to $11.74	16,624	-	0.00% to 1.50%	5.88% to 7.41%
2004	3,029	$4.46 to $11.06	17,595	-	0.00% to 1.50%	6.63% to 61.70%
2003	3,143	$4.16 to $10.35	17,055	-	0.25% to 1.50%	29.19% to 30.88%
2002	2,722	$3.20 to $4.38	11,403	-	0.25% to 1.50%	-32.00% to -31.21%
2001	2,533	$4.69 to $6.34	15,568	0.21	0.00% to 1.75%	-34.87% to -34.11%
AIM V.I. Premier Equity Fund - Series I Shares						
2005	2,174	$6.74 to $11.26	16,972	0.78	0.00% to 1.50%	4.08% to 5.71%
2004	2,627	$6.44 to $10.79	19,636	0.44	0.00% to 1.50%	4.26% to 22.18%
2003	2,956	$6.15 to $10.33	21,041	0.31	0.25% to 1.50%	23.17% to 24.71%
2002	2,777	$4.97 to $5.99	15,977	0.34	0.25% to 1.50%	-31.30% to -30.50%
2001	2,682	$7.19 to $8.58	22,335	2.33	0.00% to 1.75%	-13.87% to -12.88%
AllianceBernstein Growth and Income Fund - Class A						
2005	4	$10.98 to $10.99	42	(f)	1.20% to 1.25%	(f)
2004	2	$10.75	22	(d)	0.95%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
AllianceBernstein VPSF Growth and Income Portfolio Class A						
2005	22	$11.63 to $11.65	260	1.29	1.15% to 1.25%	3.56%
2004	4	$11.23	50	(d)	1.25%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Allianz NFJ Small-Cap Value Fund - Class A						
2005	30	$13.04 to $13.14	$ 398	3.10 %	0.80% to 1.20%	9.33%
2004	4	$12.00	53	(d)	0.90%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
American Century Income & Growth Fund - Advisor Class						
2005	539	$10.38 to $31.95	5,629	1.78	1.00% to 1.10%	3.36% to 3.49%
2004	433	$10.03 to $30.91	4,389	1.83	1.00% to 1.10%	11.51% to 11.57%
2003	272	$8.99 to $27.72	2,491	1.48	1.00% to 1.10%	27.92% to 28.06%
2002	159	$7.02 to $21.67	1,152	1.30	1.00% to 1.10%	-20.84% to -20.40%
2001	62	$8.82 to $27.26	629	(a)	0.00% to 1.75%	(a)
American Balanced Fund® - Class R-3						
2005	340	$10.63 to $10.89	3,656	2.07	0.25% to 1.55%	1.43% to 2.54%
2004	120	$10.50 to $10.61	1,269	(d)	0.30% to 1.45%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
Ariel Appreciation Fund						
2005	35	$10.94 to $11.16	394	0.34	0.85% to 1.90%	1.47% to 2.01%
2004	18	$10.88 to $10.94	192	(d)	0.85% to 1.40%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
Ariel Fund						
2005	46	$11.56 to $11.73	537	0.58	0.95% to 1.70%	-0.43% to -0.34%
2004	13	$11.66 to $11.70	154	(d)	1.25% to 1.60%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Baron Asset Fund						
2005	30	$13.37 to $13.66	$ 403	- %	0.45% to 1.55%	11.29% to 11.52%
2004	11	$12.11 to $12.18	135	(d)	0.60% to 1.25%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
Baron Growth Fund						
2005	82	$12.49 to $12.75	1,034	-	0.50% to 1.60%	4.16% to 5.20%
2004	32	$12.01 to $12.12	392	-	0.50% to 1.50%	0.00%
2003	-	$12.91	-	(c)	0.00%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
Calvert Social Balanced Portfolio						
2005	3,274	$11.39 to $30.61	66,533	1.77	0.00% to 1.50%	4.07% to 5.61%
2004	3,412	$10.91 to $29.27	66,170	1.71	0.00% to 1.50%	6.63% to 8.01%
2003	3,259	$10.21 to $27.31	60,576	1.94	0.25% to 1.50%	17.49% to 18.96%
2002	3,111	$8.88 to $23.11	49,766	2.70	0.00% to 1.50%	-13.46% to -12.46%
2001	3,120	$10.23 to $26.58	58,340	5.40	0.00% to 1.75%	-8.34% to -7.27%
EuroPacific Growth Fund® - Class R-3						
2005	87	$13.62 to $13.96	1,208	1.93	0.25% to 1.55%	19.09% to 20.14%
2004	48	$11.47 to $11.58	553	(d)	0.40% to 1.40%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
EuroPacific Growth Fund® - Class R-4						
2005	4,523	$12.09 to $14.26	61,647	2.63	0.40% to 1.50%	19.25% to 20.43%
2004	1,426	$11.43 to $11.96	16,360	(d)	0.55% to 1.50%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Evergreen Special Values Fund - Class A						
2005	3,781	$12.57 to $20.60	$ 75,301	0.93 %	0.55% to 1.55%	8.74% to 9.85%
2004	2,610	$11.56 to $18.76	47,554	0.96	0.55% to 1.55%	18.85% to 18.90%
2003	1,118	$15.33 to $15.50	17,138	-	0.95% to 1.00%	34.00% to 34.08%
2002	819	$11.44 to $11.56	9,367	-	0.95% to 1.00%	-7.97% to -7.92%
2001	316	$12.43 to $12.56	3,926	(a)	0.00% to 1.75%	(a)
Fidelity® Advisor Mid Cap Fund - Class T						
2005	48	$12.06 to $12.32	591	-	0.35% to 1.50%	6.63% to 7.79%
2004	37	$11.31 to $11.43	423	(d)	0.35% to 1.50%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
Fidelity® VIP Asset Manager[SM] Portfolio - Initial Class						
2005	994	$18.64 to $18.77	18,646	2.68	1.00% to 1.10%	2.93% to 2.96%
2004	1,116	$18.11 to $18.23	20,327	2.80	1.00% to 1.10%	4.32% to 4.47%
2003	1,246	$17.36 to $17.45	21,727	3.47	1.00% to 1.10%	16.67% to 16.80%
2002	1,221	$14.88 to $14.94	18,235	3.97	1.00% to 1.10%	-9.73% to -9.64%
2001	1,306	$16.48 to $16.54	21,589	5.70	1.05% to 1.25%	-5.29% to -5.10%
Fidelity® VIP Contrafund® Portfolio - Initial Class						
2005	37,845	$12.96 to $32.97	1,008,057	0.26	0.00% to 1.95%	14.84% to 16.95%
2004	32,399	$11.31 to $28.47	743,262	0.31	0.00% to 1.85%	13.73% to 15.24%
2003	27,815	$10.35 to $24.91	564,372	0.40	0.25% to 1.50%	26.56% to 28.10%
2002	23,810	$10.26 to $19.58	382,356	0.79	0.00% to 1.50%	-10.70% to -9.48%
2001	20,685	$11.40 to $21.82	375,287	3.44	0.00% to 1.75%	-13.56% to -12.55%
Fidelity® VIP Equity-Income Portfolio - Initial Class						
2005	19,555	$11.23 to $28.36	401,206	1.61	0.00% to 1.95%	4.15% to 5.90%
2004	21,024	$10.84 to $27.10	405,088	1.43	0.00% to 1.95%	9.88% to 11.29%
2003	18,499	$10.50 to $24.58	327,820	1.56	0.25% to 1.50%	28.39% to 30.03%
2002	16,267	$8.79 to $19.07	226,895	1.66	0.00% to 1.50%	-18.19% to -17.24%
2001	13,666	$10.66 to $23.23	237,314	5.91	0.00% to 1.75%	-6.38% to -5.29%

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Fidelity® VIP Growth Portfolio - Initial Class						
2005	19,931	$9.98 to $25.27	$ 329,184	0.51 %	0.00% to 1.80%	3.98% to 5.79%
2004	24,025	$9.50 to $24.16	377,338	0.26	0.00% to 1.65%	1.80% to 3.11%
2003	24,544	$9.27 to $23.64	380,196	0.24	0.25% to 1.50%	30.83% to 32.47%
2002	23,257	$8.30 to $18.00	277,744	0.25	0.00% to 1.50%	-31.15% to -30.35%
2001	22,173	$11.97 to $26.05	388,351	7.04	0.00% to 1.75%	-18.89% to -17.94%
Fidelity® VIP High Income Portfolio - Initial Class						
2005	647	$9.12 to $9.19	6,022	14.48	1.00% to 1.10%	1.56% to 1.77%
2004	568	$8.98 to $9.03	5,210	9.10	1.00% to 1.50%	8.40% to 8.45%
2003	866	$8.28 to $8.33	7,292	5.36	1.00% to 1.50%	25.84% to 26.02%
2002	529	$6.58 to $6.61	3,569	8.54	1.00% to 1.50%	2.31% to 2.41%
2001	411	$6.43 to $6.45	2,694	12.33	0.75% to 1.50%	-12.83% to -12.67%
Fidelity® VIP Index 500 Portfolio - Initial Class						
2005	4,779	$24.25 to $24.42	116,615	1.72	1.00% to 1.10%	3.72% to 3.78%
2004	4,966	$23.38 to $23.53	116,763	1.24	1.00% to 1.10%	9.41% to 9.49%
2003	4,705	$21.37 to $21.49	101,046	1.34	1.00% to 1.10%	26.98% to 27.16%
2002	4,302	$16.83 to $16.90	72,668	1.32	1.00% to 1.10%	-23.10% to -23.32%
2001	4,378	$21.89 to $21.96	96,097	1.12	1.05% to 1.25%	-13.20% to -13.03%
Fidelity® VIP Overseas Portfolio - Initial Class						
2005	2,828	$9.82 to $18.63	44,759	0.65	0.00% to 1.50%	5.21% to 19.04%
2004	3,036	$8.33 to $15.65	41,057	1.10	0.00% to 1.50%	11.91% to 27.00%
2003	2,508	$7.40 to $13.88	30,341	0.50	0.25% to 1.50%	41.20% to 43.00%
2002	1,719	$5.21 to $9.79	14,076	0.74	0.00% to 1.50%	-21.47% to -20.56%
2001	1,306	$6.61 to $12.42	14,766	13.21	0.00% to 1.75%	-22.35% to -21.44%
Mutual Discovery Fund - Class R						
2005	51	$13.02 to $13.27	667	1.41	0.55% to 1.55%	13.95%
2004	16	$11.54 to $11.60	186	(d)	0.45% to 1.05%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Franklin Small-Mid Cap Growth Fund - Class A						
2005	27	$11.80 to $11.98	$ 318	- %	0.80% to 1.60%	8.86%
2004	6	$10.84 to $10.91	70	(d)	0.90% to 1.60%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
Franklin Small Cap Value Securities Fund - Class 2						
2005	4,489	$12.96 to $17.59	72,308	0.78	0.35% to 1.65%	7.02% to 8.16%
2004	3,359	$12.11 to $16.33	50,132	0.13	0.00% to 1.65%	21.91% to 23.12%
2003	1,312	$10.35 to $13.33	15,883	0.19	0.55% to 1.50%	30.14% to 31.36%
2002	860	$9.19 to $9.32	7,951	0.55	0.55% to 1.50%	-10.62% to -10.12%
2001	13	$10.28 to $10.30	130	(a)	0.00% to 1.75%	(a)
Hibernia Mid Cap Equity Fund - Class A						
2005	10	$12.29 to $12.30	125	(e)	0.80% to 0.85%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Financial Services Fund - Class A						
2005	4	$11.63 to $11.66	51	-	0.50% to 0.65%	7.27%
2004	1	$10.87	9	(d)	0.50%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING Real Estate Fund - Class A						
2005	67	$13.99 to $14.31	954	4.05	0.25% to 1.45%	10.59% to 11.47%
2004	22	$12.65 to $12.76	282	(d)	0.45% to 1.45%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING GNMA Income Fund - Class A						
2005	69	$10.11 to $10.44	$ 712	4.48 %	0.25% to 1.55%	0.99% to 2.25%
2004	40	$10.10 to $10.20	404	(d)	0.30% to 1.45%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING Intermediate Bond Fund - Class A						
2005	79	$10.31 to $10.52	829	3.96	0.45% to 1.55%	1.66% to 2.24%
2004	52	$10.20 to $10.29	535	(d)	0.40% to 1.40%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING GET Fund - Series L						
2005	61	$10.39	629	3.62 %	1.25%	1.17%
2004	68	$10.27	696	4.24	1.25%	-0.68%
2003	101	$10.34	1,049	3.76	1.25%	2.17%
2002	117	$10.12	1,187	0.05	1.25%	1.41%
2001	131	$9.98	1,305	4.60	1.30%	-0.36%
ING GET Fund - Series Q						
2005	303	$10.60	3,208	3.83	1.25%	0.28%
2004	364	$10.57	3,849	3.64	1.25%	0.67%
2003	418	$10.50	4,385	-	1.25%	3.86%
2002	498	$10.11	5,031	2.28	1.25%	(b)
2001	364	$10.00	3,642	(a)	1.05%	(a)
ING GET Fund - Series S						
2005	1,359	$10.19 to $11.13	14,566	2.62	0.25% to 1.75%	0.09% to 1.38%
2004	2,247	$10.18 to $10.89	23,958	2.65	0.50% to 1.75%	0.86% to 2.16%
2003	3,106	$10.09 to $10.69	32,661	0.10	0.50% to 1.75%	4.08% to 5.34%
2002	4,624	$10.04 to $10.11	46,558	(b)	0.25% to 1.75%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)

301

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class						
2005	88	$12.45 to $12.54	$ 1,096	(e) %	0.50% to 1.50%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Evergreen Health Sciences Portfolio - Class S						
2005	129	$11.19 to $11.29	1,446	(e)	0.50% to 1.50%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING FMR[SM] Diversified Mid Cap Portfolio - Service Class						
2005	390	$11.80 to $11.88	4,611	(e)	0.50% to 1.50%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class						
2005	1,396	$11.39	15,902	(e)	1.00%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING JPMorgan Emerging Markets Equity Portfolio - Service Class						
2005	512	$13.38 to $13.50	6,873	(e)	0.50% to 1.50%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING JPMorgan Small Cap Equity Portfolio - Service Class						
2005	25	$11.28 to $11.38	$ 282	(e) %	0.50% to 1.40%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Julius Baer Foreign Portfolio - Service Class						
2005	658	$13.25 to $13.95	8,790	0.06	0.30% to 1.50%	13.64% to 14.49%
2004	122	$11.66 to $12.27	1,428	(d)	0.70% to 1.50%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING Legg Mason Value Portfolio - Service Class						
2005	148	$11.46 to $11.57	1,700	(e)	0.50% to 1.50%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Marsico Growth Portfolio - Service Class						
2005	102	$11.37 to $11.47	1,159	(e)	0.50% to 1.50%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Marsico International Opportunities Portfolio - Service Class						
2005	108	$12.41 to $12.48	1,348	(e)	0.70% to 1.50%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING MFS Total Return Portfolio - Service Class						
2005	3,132	$10.95 to $13.66	$ 41,280	2.59 %	0.40% to 1.50%	1.38% to 2.33%
2004	2,236	$10.84 to $13.30	29,119	2.74	0.55% to 1.50%	9.45% to 10.56%
2003	701	$11.28 to $12.03	8,289	(c)	0.55% to 1.50%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
ING MFS Utilities Portfolio - Service Class						
2005	104	$11.39 to $11.47	1,191	(e)	0.50% to 1.50%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Oppenheimer Main Street Portfolio® - Service Class						
2005	19	$10.96 to $11.02	214	(e)	0.70% to 1.50%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING PIMCO High Yield Portfolio - Service Class						
2005	135	$10.46 to $10.56	1,418	(e)	0.50% to 1.50%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Stock Index Portfolio - Institutional Class						
2005	2,166	$11.41 to $11.56	25,037	(e)	0.00% to 0.80%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING T. Rowe Price Capital Appreciation Portfolio - Service Class						
2005	1,752	$10.91 to $11.01	$ 19,163	(e) %	0.50% to 1.50%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING T. Rowe Price Equity Income Portfolio - Service Class						
2005	3,660	$11.39 to $15.47	54,938	1.28	0.30% to 1.55%	2.34% to 3.36%
2004	2,052	$11.13 to $14.87	30,123	1.48	0.50% to 1.55%	13.15% to 14.30%
2003	166	$12.20 to $13.01	2,143	(c)	0.55% to 1.50%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
ING Van Kampen Growth and Income Portfolio - Service Class						
2005	759	$11.02 to $11.12	8,388	(e)	0.50% to 1.50%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING International Fund - Class Q						
2005	-	$12.56	2	(e)	1.25%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING International SmallCap Fund - Class A						
2005	20	$14.35 to $14.52	283	(e)	0.60% to 1.25%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING American Century Large Company Value Portfolio - Service Class						
2005	330	$10.74 to $14.47	$ 4,395	0.98 %	0.50% to 1.50%	-0.22% to 0.71%
2004	427	$10.74 to $14.14	5,760	0.92	0.55% to 1.50%	8.37% to 9.44%
2003	321	$9.88 to $12.92	4,019	0.69	0.55% to 1.50%	29.49% to 30.54%
2002	67	$7.62 to $9.89	635	(b)	0.60% to 1.40%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING American Century Select Portfolio - Initial Class						
2005	15,428	$10.14 to $10.49	158,146	(e)	0.00% to 1.50%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING American Century Select Portfolio - Service Class						
2005	2	$8.86 to $9.21	20	-	0.40% to 1.25%	-0.56% to 0.22%
2004	230	$8.84 to $9.95	2,070	-	0.40% to 1.50%	3.15% to 4.31%
2003	253	$8.57 to $10.38	2,194	-	0.40% to 1.50%	32.25% to 33.38%
2002	39	$6.48 to $6.85	255	(b)	0.75% to 1.50%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING American Century Small Cap Value Portfolio - Service Class						
2005	2,244	$12.37 to $14.45	31,597	0.19	0.00% to 1.50%	6.27% to 7.85%
2004	1,961	$11.64 to $13.29	25,577	0.04	0.00% to 1.50%	19.50% to 20.75%
2003	582	$10.77 to $10.94	6,307	0.17	0.55% to 1.50%	33.46% to 34.73%
2002	227	$8.07 to $8.12	1,834	(b)	0.55% to 1.50%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING Baron Small Cap Growth Portfolio - Service Class						
2005	5,042	$12.81 to $17.55	79,169	-	0.00% to 1.50%	5.78% to 7.37%
2004	3,951	$12.10 to $16.51	58,317	-	0.00% to 1.50%	26.05% to 27.38%
2003	1,313	$10.23 to $13.03	15,257	-	0.40% to 1.50%	31.49% to 32.65%
2002	372	$8.67 to $8.73	3,239	(b)	0.55% to 1.50%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Davis Venture Value Portfolio - Service Class						
2005	418	$10.64 to $19.00	$ 7,330	- %	0.50% to 1.50%	2.39% to 3.31%
2004	602	$11.12 to $18.10	10,359	-	0.55% to 1.50%	6.81% to 7.87%
2003	578	$10.39 to $16.78	9,414	1.39	0.55% to 1.50%	38.62% to 39.78%
2002	23	$7.48 to $11.99	244	(b)	0.60% to 1.50%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING Fundamental Research Portfolio - Service Class						
2005	170	$8.75 to $11.51	1,536	1.04	0.50% to 1.50%	4.04% to 5.10%
2004	179	$8.41 to $11.01	1,536	0.68	0.60% to 1.50%	8.35% to 9.36%
2003	101	$7.76 to $10.13	800	0.65	0.60% to 1.50%	25.57% to 26.56%
2002	19	$6.18 to $8.04	126	(b)	0.60% to 1.50%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING Goldman Sachs® Capital Growth Portfolio - Service Class						
2005	178	$10.02 to $11.41	2,001	0.29	0.50% to 1.50%	0.37% to 1.27%
2004	138	$9.96 to $11.06	1,490	0.09	0.60% to 1.50%	7.17% to 8.11%
2003	83	$9.27 to $10.37	827	-	0.60% to 1.50%	21.72% to 22.96%
2002	43	$7.59 to $8.32	347	(b)	0.60% to 1.50%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING JPMorgan Fleming International Portfolio - Initial Class						
2005	7,123	$11.98 to $25.01	139,805	0.72	0.00% to 1.50%	8.35% to 10.03%
2004	7,709	$10.97 to $22.92	138,552	1.10	0.00% to 1.50%	17.11% to 18.98%
2003	8,116	$9.30 to $19.47	126,504	0.98	0.25% to 1.50%	27.52% to 29.04%
2002	8,676	$7.24 to $15.19	107,839	0.62	0.00% to 1.50%	-19.30% to -18.37%
2001	9,398	$8.90 to $18.73	145,566	23.69	0.00% to 1.75%	-28.02% to -27.18%
ING JPMorgan Fleming International Portfolio - Service Class						
2005	-	$12.42	3	(e)	1.10%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING JPMorgan Mid Cap Value Portfolio - Service Class						
2005	1,597	$12.54 to $15.64	$ 24,333	0.34 %	0.00% to 1.50%	6.89% to 8.51%
2004	1,022	$11.71 to $14.33	14,426	0.22	0.00% to 1.50%	18.76% to 20.12%
2003	339	$10.24 to $11.93	3,999	0.44	0.45% to 1.50%	28.20% to 29.21%
2002	113	$9.15 to $9.21	1,038	(b)	0.60% to 1.50%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING MFS Capital Opportunities Portfolio - Initial Class						
2005	5,863	$9.90 to $29.48	118,725	0.78	0.00% to 1.50%	0.00% to 1.56%
2004	7,187	$9.80 to $29.32	143,585	0.44	0.00% to 1.50%	11.16% to 12.65%
2003	8,274	$8.73 to $26.23	151,497	0.19	0.25% to 1.50%	26.12% to 27.71%
2002	8,811	$7.36 to $20.69	129,150	-	0.00% to 1.50%	-31.20% to -30.41%
2001	9,985	$10.67 to $29.93	216,006	18.63	0.00% to 1.75%	-25.88% to -25.02%
ING OpCap Balanced Value Portfolio - Service Class						
2005	1,209	$11.14 to $14.33	16,573	0.38	0.50% to 1.50%	1.19% to 2.17%
2004	1,519	$11.21 to $13.80	20,474	1.09	0.55% to 1.50%	8.60% to 9.70%
2003	752	$10.29 to $12.58	9,183	1.63	0.55% to 1.50%	28.44% to 29.44%
2002	59	$8.00 to $9.69	515	(b)	0.70% to 1.50%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING Oppenheimer Global Portfolio - Initial Class						
2005	74,501	$11.62 to $12.29	881,737	(e)	0.00% to 1.80%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Oppenheimer Global Portfolio - Service Class						
2005	1	$13.76	20	-	1.25%	11.87%
2004	182	$12.22 to $12.52	2,264	-	0.60% to 1.50%	13.36% to 14.26%
2003	119	$10.78 to $10.94	1,294	-	0.65% to 1.50%	29.96% to 30.90%
2002	24	$8.30 to $8.35	202	(b)	0.70% to 1.50%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Oppenheimer Strategic Income Portfolio - Initial Class						
2005	11,390	$9.99 to $10.25	$ 116,350	(e) %	0.00% to 1.50%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING PIMCO Total Return Portfolio - Service Class						
2005	4,813	$10.27 to $11.91	54,953	1.68	0.35% to 1.50%	0.53% to 1.72%
2004	3,872	$10.21 to $11.64	43,692	-	0.40% to 1.50%	2.73% to 3.93%
2003	2,845	$10.02 to $11.20	31,227	3.56	0.40% to 1.50%	2.52% to 3.44%
2002	1,518	$10.70 to $10.77	16,279	(b)	0.55% to 1.50%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING Salomon Brothers Aggressive Growth Portfolio - Initial Class						
2005	16,715	$9.15 to $16.28	213,925	-	0.00% to 1.50%	9.77% to 11.43%
2004	19,676	$8.28 to $14.64	228,353	-	0.00% to 1.50%	7.99% to 26.50%
2003	22,307	$7.60 to $13.51	239,784	-	0.25% to 1.50%	36.05% to 37.92%
2002	21,979	$5.54 to $9.90	175,927	-	0.00% to 1.50%	-36.27% to -35.53%
2001	24,305	$8.63 to $15.50	305,237	6.20	0.00% to 1.75%	-26.33% to -25.47%
ING Salomon Brothers Aggressive Growth Portfolio - Service Class						
2005	3	$11.27 to $11.37	36	(f)	0.80% to 1.25%	(f)
2004	2	$10.32	16	(d)	0.70%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING Salomon Brothers Large Cap Growth Portfolio - Initial Class						
2005	371	$10.74 to $11.25	4,113	(e)	0.95% to 1.25%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Solution 2015 Portfolio - Adviser Class						
2005	41	$10.66 to $10.72	$ 440	(e) %	0.25% to 1.05%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Solution 2015 Portfolio - Service Class						
2005	185	$10.66 to $10.76	1,980	(e)	0.50% to 1.50%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Solution 2025 Portfolio - Adviser Class						
2005	24	$10.89 to $10.95	266	(e)	0.25% to 1.05%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Solution 2025 Portfolio - Service Class						
2005	176	$10.89 to $10.99	1,918	(e)	0.50% to 1.50%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Solution 2035 Portfolio - Adviser Class						
2005	40	$11.05 to $11.11	440	(e)	0.25% to 1.05%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Solution 2035 Portfolio - Service Class						
2005	106	$11.05 to $11.15	$ 1,176	(e) %	0.50% to 1.50%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Solution 2045 Portfolio - Adviser Class						
2005	23	$11.27 to $11.33	256	(e)	0.25% to 1.05%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Solution 2045 Portfolio - Service Class						
2005	52	$11.26 to $11.36	586	(e) %	0.50% to 1.50%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Solution Income Portfolio - Adviser Class						
2005	4	$10.29 to $10.31	40	(e)	0.70% to 1.00%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Solution Income Portfolio - Service Class						
2005	33	$10.29 to $10.36	341	(e)	0.50% to 1.50%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class						
2005	38,267	$11.07 to $11.60	$ 429,422	(e) %	0.00% to 1.50%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class						
2005	22	$8.27 to $11.20	230	-	0.55% to 1.25%	7.59% to 7.88%
2004	1,207	$7.62 to $11.27	9,594	-	0.45% to 1.50%	6.87% to 8.09%
2003	1,287	$7.13 to $10.49	9,420	-	0.45% to 1.50%	42.51% to 43.68%
2002	166	$5.00 to $7.32	902	(b)	0.60% to 1.50%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING T. Rowe Price Growth Equity Portfolio - Initial Class						
2005	13,745	$11.71 to $25.03	282,041	0.48	0.00% to 1.50%	4.59% to 6.15%
2004	14,985	$11.28 to $23.81	291,385	0.16	0.00% to 1.50%	8.36% to 10.00%
2003	13,740	$10.37 to $21.86	246,603	0.15	0.00% to 1.50%	28.96% to 30.55%
2002	12,185	$9.02 to $16.86	169,889	0.19	0.00% to 1.50%	-24.44% to -23.64%
2001	12,122	$11.85 to $22.20	223,753	15.67	0.00% to 1.75%	-11.56% to -10.53%
ING T. Rowe Price Growth Equity Portfolio - Service Class						
2005	39	$11.13 to $12.75	446	0.60	0.45% to 1.30%	4.60% to 5.23%
2004	20	$10.64 to $12.16	219	(d)	0.40% to 1.30%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING UBS U.S. Large Cap Equity Portfolio - Initial Class						
2005	9,161	$10.42 to $17.94	134,490	0.87	0.00% to 1.50%	7.49% to 9.39%
2004	10,068	$9.67 to $16.40	135,468	0.78	0.00% to 1.50%	13.00% to 15.41%
2003	10,747	$8.55 to $14.33	128,075	0.58	0.25% to 1.50%	23.02% to 24.66%
2002	11,666	$6.95 to $11.58	114,492	0.20	0.00% to 1.50%	-26.01% to -25.15%
2001	12,954	$9.39 to $15.50	172,262	20.46	0.00% to 1.75%	-22.07% to -21.20%

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Van Kampen Comstock Portfolio - Service Class						
2005	7,429	$11.46 to $14.77	$ 98,136	0.60 %	0.00% to 1.50%	1.97% to 3.10%
2004	5,605	$11.21 to $14.42	71,730	-	0.40% to 1.95%	15.01% to 16.27%
2003	2,951	$10.46 to $12.47	32,018	0.89	0.40% to 1.50%	27.74% to 28.90%
2002	983	$8.29 to $8.35	8,175	(b)	0.55% to 1.50%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING Van Kampen Equity and Income Portfolio - Initial Class						
2005	31,676	$10.66 to $11.21	344,729	(e)	0.00% to 1.50%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Van Kampen Equity and Income Portfolio - Service Class						
2005	-	$11.11 to $34.76	13	-	1.00% to 1.25%	6.42% to 6.69%
2004	105	$10.44 to $33.04	2,372	0.37	0.55% to 1.50%	8.97% to 9.99%
2003	50	$9.55 to $30.04	911	0.14	0.55% to 1.50%	25.13% to 26.26%
2002	42	$7.61 to $23.76	474	(b)	0.60% to 1.50%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING VP Strategic Allocation Balanced Portfolio - Class I						
2005	4,513	$10.97 to $18.82	73,683	1.50	0.00% to 1.70%	3.09% to 4.67%
2004	4,481	$10.67 to $18.08	70,666	1.25	0.00% to 1.55%	8.56% to 9.97%
2003	4,016	$10.24 to $16.55	58,446	1.48	0.25% to 1.50%	17.67% to 19.12%
2002	3,907	$8.84 to $13.98	47,846	2.59	0.00% to 1.50%	-10.89% to -9.85%
2001	4,144	$9.85 to $15.59	57,038	2.54	0.00% to 1.75%	-8.39% to -7.32%
ING VP Strategic Allocation Growth Portfolio - Class I						
2005	4,786	$11.29 to $19.77	81,185	1.18	0.00% to 1.70%	2.45% to 6.19%
2004	5,143	$10.83 to $18.78	81,653	1.05	0.00% to 1.55%	10.31% to 14.79%
2003	4,838	$9.86 to $16.92	69,833	0.88	0.25% to 1.50%	22.46% to 23.96%
2002	4,739	$7.99 to $13.73	56,046	1.75	0.00% to 1.50%	-15.04% to -14.06%
2001	4,817	$9.34 to $16.07	67,010	1.60	0.00% to 1.75%	-12.87% to -11.85%

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Strategic Allocation Income Portfolio - Class I						
2005	2,405	$10.68 to $18.45	$ 39,166	2.10 %	0.00% to 1.70%	2.19% to 3.83%
2004	2,282	$10.48 to $17.77	36,460	1.81	0.00% to 1.55%	6.38% to 7.76%
2003	2,238	$10.18 to $16.50	33,837	2.30	0.25% to 1.50%	11.92% to 13.28%
2002	2,347	$10.23 to $14.66	31,610	3.44	0.00% to 1.50%	-5.77% to -4.68%
2001	2,600	$10.77 to $15.41	37,096	4.35	0.00% to 1.75%	-3.84% to -2.71%
ING VP Growth and Income Portfolio - Class I						
2005	91,075	$9.09 to $287.09	1,975,255	1.00	0.00% to 1.50%	6.51% to 8.13%
2004	108,588	$8.47 to $267.99	2,182,323	2.32	0.00% to 1.50%	6.78% to 21.16%
2003	121,775	$7.87 to $249.58	2,310,967	-	0.25% to 1.50%	24.14% to 25.78%
2002	139,292	$6.29 to $199.83	2,141,418	0.84	0.00% to 1.50%	-26.11% to -25.25%
2001	162,099	$8.45 to $268.94	3,399,498	0.60	0.00% to 1.75%	-19.62% to -18.68%
ING GET U.S. Core Portfolio - Series 1						
2005	136	$10.54	1,438	2.18	1.25%	0.29%
2004	212	$10.51	2,224	0.70	1.25%	2.24%
2003	231	$10.28	2,378	(c)	1.25%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
ING GET U.S. Core Portfolio - Series 2						
2005	1,090	$10.15 to $10.29	11,168	2.66	1.00% to 1.65%	-0.78% to -0.10%
2004	1,821	$10.23 to $10.31	18,726	0.11	1.00% to 1.65%	1.99% to 2.59%
2003	2,055	$10.03 to $10.05	20,639	(c)	1.05% to 1.65%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
ING GET U.S. Core Portfolio - Series 3						
2005	3,740	$9.86 to $9.99	37,121	2.01	1.00% to 1.75%	-1.00% to -0.20%
2004	5,300	$9.95 to $10.02	52,924	0.00	1.00% to 1.75%	-0.40% to 0.20%
2003	21	$9.99 to $10.00	207	(c)	0.80% to 1.25%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING GET U.S. Core Portfolio - Series 5						
2005	61	$10.57	$ 645	0.89 %	1.75%	0.96%
2004	66	$10.47	696	(d)	1.75%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING GET U.S. Core Portfolio - Series 6						
2005	454	$10.17	4,616	0.39	1.75%	0.89%
2004	556	$10.08	5,605	(d)	1.75%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING GET U.S. Core Portfolio - Series 7						
2005	391	$10.06 to $10.12	3,939	0.05	1.00% to 1.75%	0.60% to 1.10%
2004	402	$10.00	4,017	(d)	1.00% to 1.25%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING GET U.S. Core Portfolio - Series 8						
2005	154	$10.10	1,556	(e)	1.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING GET U.S. Core Portfolio - Series 9						
2005	22	$9.97 to $9.98	220	(e)	1.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING GET U.S. Core Portfolio - Series 10						
2005	11	$9.98	$ 107	(e) %	1.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING GET U.S. Core Portfolio - Series 11						
2005	8	$10.01 to $10.02	80	(e)	1.15% to 1.25%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING VP Global Science and Technology Portfolio - Class I						
2005	10,034	$3.92 to $11.04	40,552	-	0.00% to 1.50%	10.06% to 11.83%
2004	11,027	$3.56 to $10.00	40,737	-	0.00% to 1.50%	-2.73% to 132.01%
2003	12,668	$3.64 to $10.26	47,295	-	0.25% to 1.50%	43.36% to 45.25%
2002	8,904	$2.53 to $2.64	23,001	-	0.00% to 1.50%	-42.16% to -41.49%
2001	7,145	$4.35 to $4.50	31,754	-	0.00% to 1.75%	-24.13% to -23.22%
ING VP Growth Portfolio - Class I						
2005	5,519	$5.81 to $16.49	78,900	0.68	0.00% to 1.50%	7.77% to 9.38%
2004	6,937	$5.37 to $15.14	89,883	0.12	0.00% to 1.50%	5.63% to 6.92%
2003	7,779	$5.06 to $14.18	95,972	-	0.25% to 1.50%	28.43% to 30.14%
2002	7,963	$3.92 to $10.79	76,539	-	0.00% to 1.50%	-30.00% to -29.19%
2001	8,753	$5.57 to $15.43	120,765	11.29	0.00% to 1.75%	-28.16% to -27.32%
ING VP Index Plus LargeCap Portfolio - Class I						
2005	29,222	$11.05 to $20.64	532,133	1.22	0.00% to 1.85%	3.46% to 5.37%
2004	32,461	$10.67 to $19.66	562,520	0.99	0.00% to 1.95%	8.92% to 10.32%
2003	31,590	$9.74 to $17.85	503,421	1.04	0.25% to 1.50%	24.22% to 25.85%
2002	29,577	$8.36 to $14.03	378,460	0.24	0.00% to 1.50%	-22.70% to -21.80%
2001	27,743	$10.73 to $18.18	459,606	4.07	0.00% to 1.75%	-14.92% to -13.92%

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Index Plus MidCap Portfolio - Class I						
2005	19,654	$12.22 to $23.22	$ 416,465	0.44 %	0.00% to 1.95%	9.08% to 11.15%
2004	18,764	$11.22 to $20.56	361,470	0.40	0.00% to 1.85%	14.85% to 16.29%
2003	14,056	$10.18 to $17.68	233,761	0.39	0.25% to 1.50%	30.49% to 32.14%
2002	11,364	$12.33 to $13.38	144,261	0.45	0.00% to 1.50%	-13.40% to -12.40%
2001	6,071	$14.24 to $15.20	88,491	5.86	0.00% to 1.75%	-2.80% to-1.67%
ING VP Index Plus SmallCap Portfolio - Class I						
2005	11,258	$12.34 to $17.88	182,246	0.30	0.00% to 1.85%	5.65% to 7.65%
2004	10,466	$11.68 to $16.34	158,486	0.15	0.00% to 1.85%	20.22% to 21.76%
2003	7,540	$10.20 to $13.42	93,931	0.17	0.25% to 1.50%	34.15% to 35.83%
2002	5,909	$8.96 to $9.88	54,579	0.17	0.00% to 1.50%	-14.50% to -13.51%
2001	2,687	$10.48 to $11.37	28,860	4.91	0.00% to 1.75%	0.87% to 2.05%
ING VP International Equity Portfolio - Class I						
2005	1,504	$7.77 to $14.05	16,979	0.92	0.00% to 1.50%	1.92% to 16.90%
2004	1,509	$6.71 to $12.18	14,340	1.20	0.00% to 1.50%	15.42% to 32.77%
2003	1,451	$5.79 to $10.52	11,933	1.01	0.25% to 1.50%	30.10% to 31.82%
2002	1,316	$4.43 to $6.40	8,248	0.22	0.00% to 1.50%	-27.77% to -26.93%
2001	1,269	$6.10 to $8.79	10,978	0.11	0.00% to 1.75%	-25.02% to -24.14%
ING VP Small Company Portfolio - Class I						
2005	7,440	$12.03 to $25.78	158,729	0.14	0.00% to 1.50%	8.64% to 10.28%
2004	9,070	$11.02 to $23.47	175,779	0.28	0.00% to 1.50%	12.69% to 14.09%
2003	9,733	$9.73 to $20.60	167,432	0.25	0.25% to 1.50%	35.44% to 37.18%
2002	9,115	$7.15 to $14.86	115,085	0.48	0.00% to 1.50%	-24.37% to -23.50%
2001	7,976	$9.41 to $19.68	134,200	3.51	0.00% to 1.75%	2.44% to 3.64%
ING VP Value Opportunity Portfolio - Class I						
2005	5,822	$10.27 to $20.11	97,980	1.77	0.00% to 1.50%	5.44% to 7.03%
2004	6,985	$9.66 to $18.79	110,369	0.80	0.00% to 1.50%	8.48% to 9.86%
2003	8,963	$8.85 to $17.11	133,176	0.77	0.25% to 1.50%	22.79% to 24.30%
2002	9,633	$9.09 to $13.82	115,345	0.46	0.00% to 1.50%	-27.07% to -26.22%
2001	7,322	$12.37 to $18.98	118,660	4.66	0.00% to 1.75%	-10.97% to -9.93%

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Financial Services Portfolio - Class I						
2005	66	$11.78 to $12.17	$ 790	1.22 %	0.60% to 1.50%	6.38% to 6.90%
2004	17	$11.12 to $11.44	194	(d)	0.75% to 1.25%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING VP International Value Portfolio - Class I						
2005	5,941	$12.35 to $14.45	78,444	2.43	0.00% to 1.55%	7.82% to 9.15%
2004	4,834	$11.49 to $13.33	58,379	1.23	0.30% to 1.50%	15.63% to 16.94%
2003	3,157	$10.17 to $11.47	32,591	1.19	0.40% to 1.50%	27.92% to 29.37%
2002	1,603	$7.95 to $8.07	12,825	0.86	0.45% to 1.50%	-16.56% to -16.17%
2001	160	$9.54 to $9.56	1,529	(a)	0.00% to 1.75%	(a)
ING VP MidCap Opportunities Portfolio - Class I						
2005	467	$11.08 to $12.83	5,277	-	0.50% to 1.50%	0.87% to 9.78%
2004	536	$10.19 to $11.43	5,546	-	0.55% to 1.50%	9.81% to 20.57%
2003	447	$9.28 to $9.50	4,191	-	0.55% to 1.50%	34.69% to 35.91%
2002	66	$6.89 to $6.99	457	-	0.55% to 1.50%	-26.79% to -26.57%
2001	3	$9.45 to $9.46	30	(a)	0.00% to 1.75%	(a)
ING VP Real Estate Portfolio - Class I						
2005	3,048	$15.04 to $15.75	47,193	2.69	0.00% to 1.50%	10.81% to 11.90%
2004	1,960	$13.58 to $13.95	27,225	(d)	0.55% to 1.50%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING VP SmallCap Opportunities Portfolio - Class I						
2005	1,146	$7.91 to $8.97	9,331	-	0.40% to 1.50%	1.86% to 8.64%
2004	1,087	$7.36 to $8.08	8,178	-	0.40% to 1.50%	8.53% to 16.59%
2003	1,170	$6.78 to $6.96	8,045	-	0.40% to 1.50%	36.69% to 38.10%
2002	446	$4.96 to $5.04	2,239	-	0.45% to 1.50%	-44.29% to -44.13%
2001	7	$8.95 to $8.96	59	(a)	0.00% to 1.75%	(a)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Balanced Portfolio - Class I						
2005	27,567	$11.37 to $35.49	$ 637,454	2.34 %	0.00% to 1.50%	2.69% to 4.25%
2004	30,971	$11.05 to $34.36	692,148	1.99	0.00% to 1.50%	7.78% to 9.12%
2003	31,363	$10.22 to $31.70	659,370	1.96	0.25% to 1.50%	17.10% to 18.62%
2002	32,476	$10.03 to $26.92	597,925	1.06	0.00% to 1.50%	-11.64% to -10.62%
2001	36,765	$11.27 to $30.30	768,043	5.73	0.00% to 1.75%	-5.66% to -4.54%
ING VP Intermediate Bond Portfolio - Class I						
2005	19,951	$10.32 to $76.25	405,018	3.79	0.00% to 1.90%	1.37% to 3.16%
2004	20,579	$10.21 to $74.70	407,745	1.50	0.00% to 1.95%	3.31% to 4.59%
2003	20,885	$10.04 to $71.97	408,185	1.72	0.25% to 1.50%	4.71% to 6.06%
2002	24,208	$13.07 to $68.41	458,178	3.22	0.00% to 1.50%	6.72% to 7.96%
2001	23,313	$12.15 to $63.81	409,596	6.40	0.00% to 1.75%	7.12% to 8.37%
ING VP Money Market Portfolio - Class I						
2005	14,234	$10.15 to $51.39	210,711	1.20	0.00% to 1.50%	1.47% to 3.03%
2004	14,934	$9.98 to $50.07	216,952	1.09	0.00% to 1.50%	-0.49% to 0.76%
2003	17,666	$10.00 to $49.72	257,477	1.79	0.25% to 1.50%	-0.61% to .66%
2002	23,887	$11.78 to $49.45	368,846	3.78	0.00% to 1.50%	0.11% to 1.27%
2001	24,401	$11.68 to $48.83	374,569	5.45	0.00% to 1.75%	2.38% to 3.62%
ING VP Natural Resources Trust						
2005	2,489	$17.05 to $27.93	57,780	0.04	0.00% to 1.50%	21.91% to 42.86%
2004	1,267	$12.03 to $19.55	20,790	0.82	0.00% to 1.50%	11.01% to 30.41%
2003	940	$10.76 to $17.40	13,971	-	0.25% to 1.50%	28.54% to 30.12%
2002	1,022	$8.30 to $13.46	11,897	0.18	0.00% to 1.50%	-3.56% to -2.54%
2001	1,061	$8.54 to $13.82	12,751	-	0.00% to 1.75%	-17.19% to -16.23%
Janus Adviser Series Balanced Fund - Class S						
2005	-	$12.15	1	-	1.00%	6.58%
2004	-	$11.40	-	(d)	1.00%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Janus Aspen Series Balanced Portfolio - Institutional Shares						
2005	20	$12.45 to $26.93	$ 508	0.01 %	0.50% to 1.50%	6.38% to 7.28%
2004	16,735	$10.06 to $26.46	356,943	2.17	0.00% to 1.95%	6.91% to 8.29%
2003	19,201	$9.36 to $24.66	385,094	2.22	0.25% to 1.50%	12.34% to 13.76%
2002	19,717	$8.29 to $21.87	353,540	2.57	0.00% to 1.50%	-7.84% to -6.77%
2001	17,000	$8.95 to $23.65	338,450	2.71	0.00% to 1.75%	-6.13% to -5.04%
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares						
2005	7	$14.34 to $20.57	146	0.02	0.55% to 1.25%	0.73% to 1.39%
2004	4,497	$10.30 to $21.35	78,169	5.55	0.00% to 1.50%	2.39% to 3.69%
2003	5,268	$10.03 to $20.59	89,994	4.83	0.25% to 1.50%	4.82% to 6.09%
2002	5,626	$12.74 to $19.53	92,271	4.52	0.00% to 1.50%	8.83% to 10.09%
2001	3,776	$11.67 to $17.78	56,744	6.11	0.00% to 1.75%	6.13% to 7.36%
Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares						
2005	11	$9.95 to $18.49	185	-	0.30% to 1.40%	2.84% to 3.90%
2004	12,324	$9.60 to $19.79	199,501	0.13	0.00% to 1.50%	2.98% to 4.25%
2003	15,153	$9.27 to $19.13	239,988	0.09	0.25% to 1.50%	29.72% to 31.47%
2002	16,346	$7.70 to $14.67	199,166	-	0.00% to 1.50%	-27.61% to -26.77%
2001	18,060	$10.56 to $20.16	305,619	0.25	0.00% to 1.75%	-25.86% to -25.00%
Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares						
2005	22	$14.12 to $23.58	489	-	0.25% to 1.50%	10.59% to 11.99%
2004	25,472	$10.94 to $24.72	458,336	-	0.00% to 1.50%	18.99% to 20.42%
2003	30,177	$9.11 to $20.68	459,241	-	0.25% to 1.50%	33.11% to 34.86%
2002	31,862	$7.88 to $15.46	369,184	-	0.00% to 1.50%	-29.01% to -28.04%
2001	34,630	$11.02 to $21.67	569,410	-	0.00% to 1.75%	-40.36% to -39.66%
Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares						
2005	19	$10.68 to $21.50	381	-	0.30% to 1.25%	4.57% to 5.53%
2004	24,107	$9.48 to $23.32	425,591	0.95	0.00% to 1.50%	3.20% to 4.47%
2003	31,018	$9.09 to $22.51	536,188	1.06	0.25% to 1.50%	22.11% to 23.74%
2002	36,207	$7.94 to $18.36	513,443	0.87	0.00% to 1.50%	-26.61% to -25.61%
2001	40,344	$10.75 to $24.94	783,656	0.45	0.00% to 1.75%	-23.60% to -22.71%

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Legg Mason Value Trust, Inc. - Primary Class						
2005	115	$11.53	$ 1,329	(e) %	1.05%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
Lord Abbett Affiliated Fund - Class A						
2005	66	$11.19 to $11.37	747	1.86	0.75% to 1.60%	1.81% to 2.44%
2004	20	$11.02 to $11.10	222	(d)	0.65% to 1.45%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
Lord Abbett Mid-Cap Value Fund - Class A						
2005	63	$12.65 to $15.26	818	0.54	0.50% to 1.75%	6.47% to 7.65%
2004	24	$11.91 to $14.25	290	(d)	0.50% to 1.60%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
Lord Abbett Small-Cap Value Fund - Class A						
2005	74	$13.04 to $13.31	980	-	0.70% to 1.75%	11.41% to 12.42%
2004	45	$11.74 to $11.84	530	(d)	0.65% to 1.60%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
Lord Abbett Series Fund - Growth and Income Portfolio - Class VC						
2005	10,457	$11.40 to $12.44	122,782	1.01	0.45% to 1.50%	0.17% to 2.84%
2004	9,581	$11.21 to $11.85	109,667	1.07	0.45% to 1.95%	10.99% to 14.71%
2003	4,951	$10.10 to $10.44	50,532	0.93	0.45% to 1.50%	28.99% to 30.39%
2002	1,545	$7.83 to $7.93	12,172	1.05	0.55% to 1.50%	-19.17% to -18.81%
2001	126	$9.70 to $9.72	1,226	(a)	0.00% to 1.75%	(a)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC						
2005	10,499	$12.93 to $16.80	$ 147,309	0.51 %	0.30% to 1.50%	6.67% to 7.94%
2004	7,424	$12.45 to $15.68	96,241	0.40	0.00% to 1.50%	22.18% to 36.28%
2003	2,735	$10.19 to $12.77	28,509	0.67	0.45% to 1.50%	22.92% to 24.05%
2002	1,213	$8.29 to $8.41	10,124	1.08	0.55% to 1.50%	-10.91% to -10.64%
2001	28	$9.34 to $9.35	265	(a)	0.00% to 1.75%	(a)
Massachusetts Investors Growth Stock Fund - Class A						
2005	39	$10.79 to $10.89	421	(f)	0.80% to 1.30%	(f)
2004	17	$10.55 to $10.58	180	(d)	0.70% to 0.95%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
MFS® Total Return Series - Initial Class						
2005	5,612	$14.69 to $14.80	82,747	1.99	1.00% to 1.10%	1.66% to 1.79%
2004	5,159	$14.45 to $14.54	74,758	1.56	1.00% to 1.10%	10.14% to 10.24%
2003	4,414	$13.12 to $13.19	58,033	1.66	1.00% to 1.10%	14.99% to 15.20%
2002	3,443	$11.41 to $11.45	39,338	1.50	1.00% to 1.10%	-6.21% to -6.11%
2001	1,743	$12.16 to $12.20	21,228	3.77	1.05% to 1.25%	-1.00% to -0.81%
New Perspective Fund® - Class R-3						
2005	40	$12.16 to $12.36	486	1.45	0.25% to 1.10%	9.98% to 10.56%
2004	18	$11.12 to $11.17	204	(d)	0.30% to 0.80%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
New Perspective Fund® - Class R-4						
2005	1,760	$11.44 to $12.78	22,033	1.87	0.00% to 1.50%	9.56% to 10.64%
2004	762	$11.30 to $11.66	8,638	(d)	0.55% to 1.50%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Oppenheimer Capital Appreciation Fund - Class A						
2005	30	$10.65 to $10.76	$ 316	0.75 %	0.70% to 1.25%	3.40% to 3.96%
2004	21	$10.27 to $10.36	217	(d)	0.65% to 1.60%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
Oppenheimer Developing Markets Fund - Class A						
2005	3,268	$17.98 to $41.82	115,468	1.74	0.50% to 1.65%	38.95% to 40.45%
2004	1,557	$12.94 to $29.69	37,377	2.10	0.55% to 1.65%	31.71%
2003	429	$14.57	6,248	4.56	1.00%	63.52%
2002	145	$8.91	1,294	2.50	1.00%	-2.58%
2001	24	$9.15 to $13.82	223	(a)	0.00% to 1.75%	(a)
Oppenheimer Global Fund - Class A						
2005	3	$16.42	50	-	1.00%	12.70%
2004	-	$14.57	4	(d)	1.00%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
Oppenheimer Main Street Fund® - Class A						
2005	2	$11.02 to $11.14	22	-	0.90% to 1.45%	4.80%
2004	1	$10.56 to $10.63	13	(d)	0.90% to 1.60%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
Oppenheimer Aggressive Growth Fund/VA						
2005	-	-	3	-	-	-
2004	-	-	3	-	1.25%	-
2003	-	-	4	-	1.25%	-
2002	-	-	3	(b)	1.25%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Oppenheimer Global Securities Fund/VA						
2005	35	$12.74 to $21.63	$ 711	2.11 %	0.45% to 1.85%	12.61% to 13.78%
2004	22,250	$11.36 to $19.26	410,368	1.10	0.00% to 1.80%	17.37% to 18.89%
2003	16,092	$10.51 to $16.20	251,043	0.55	0.25% to 1.50%	40.97% to 43.00%
2002	10,640	$10.74 to $11.36	117,400	0.51	0.00% to 1.50%	-23.30% to -22.41%
2001	6,078	$14.01 to $14.59	86,986	10.25	0.00% to 1.75%	-13.36% to -12.34%
Oppenheimer Main Street Fund®/VA						
2005	-	-	41	-	-	-
2004	-	-	43	-	1.25% to 1.50%	-
2003	-	-	32	-	1.25% to 1.50%	-
2002	-	-	28	(b)	1.25% to 1.50%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
Oppenheimer Main Street Small Cap Fund®/VA						
2005	89	$11.70 to $13.40	1,052	2.38	0.50% to 1.50%	8.62%
2004	-	$12.30	5	(d)	1.25%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
Oppenheimer Strategic Bond Fund/VA						
2005	11	$13.98 to $15.10	154	9.58	0.45% to 1.45%	1.16% to 2.17%
2004	3,306	$10.88 to $14.98	47,078	4.44	0.00% to 1.95%	7.08% to 8.47%
2003	2,470	$10.31 to $13.81	32,607	5.57	0.25% to 1.50%	16.27% to 17.73%
2002	1,474	$11.06 to $11.73	16,662	6.58	0.00% to 1.50%	5.84% to 7.07%
2001	924	$10.45 to $10.91	9,817	6.28	0.00% to 1.75%	3.28% to 4.48%
Pax World Balanced Fund						
2005	4,818	$10.85 to $11.76	54,353	1.65	0.00% to 1.65%	3.72% to 4.87%
2004	1,550	$10.45 to $11.12	16,523	0.96	0.55% to 1.65%	11.98% to 12.45%
2003	378	$9.43 to $9.56	3,605	1.04	0.85% to 1.25%	15.85% to 16.30%
2002	195	$8.14 to $8.22	1,605	1.68	0.85% to 1.25%	-9.77%
2001	254	$9.10	2,309	(a)	0.00% to 1.75%	(a)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
PIMCO Real Return Portfolio - Admin Class						
2005	2,096	$10.52 to $11.10	$ 22,843	3.20 %	0.40% to 1.50%	0.56% to 1.48%
2004	882	$10.43 to $10.83	9,519	(d)	0.60% to 1.50%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
Pioneer Fund - Class A						
2005	2	$13.24	25	-	1.00%	5.33%
2004	-	$12.57	1	(d)	1.00%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
Pioneer High Yield Fund - Class A						
2005	70	$10.43 to $10.69	742	4.75	0.45% to 1.75%	0.67% to 1.72%
2004	42	$10.38 to $10.48	437	(d)	0.60% to 1.65%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
Pioneer Equity Income VCT Portfolio - Class I						
2005	5,640	$11.48 to $14.64	69,926	2.66	0.30% to 1.60%	3.28% to 5.40%
2004	2,471	$11.02 to $13.99	28,279	2.17	0.00% to 1.95%	14.64% to 17.70%
2003	1,096	$9.61 to $12.14	10,691	2.39	0.45% to 1.50%	20.73% to 21.93%
2002	472	$7.96 to $8.07	3,782	2.54	0.55% to 1.50%	-16.99% to -16.62%
2001	9	$9.60 to $9.62	88	(a)	0.00% to 1.75%	(a)
Pioneer Fund VCT Portfolio - Class I						
2005	409	$10.49 to $11.52	4,548	1.37	0.50% to 1.50%	4.59% to 5.60%
2004	256	$10.03 to $10.94	2,601	1.16	0.55% to 1.50%	9.62% to 10.60%
2003	165	$9.15 to $9.37	1,522	1.13	0.55% to 1.50%	21.84% to 23.13%
2002	57	$7.51 to $7.61	432	1.24	0.55% to 1.50%	-20.16% to -19.80%
2001	1	$9.41 to $9.43	9	(a)	0.00% to 1.75%	(a)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Pioneer High Yield VCT Portfolio - Class I						
2005	646	$10.67 to $10.94	$ 6,949	5.69 %	0.00% to 1.50%	0.38% to 1.31%
2004	419	$10.63 to $11.03	4,468	(d)	0.65% to 1.50%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
Pioneer Mid Cap Value VCT Portfolio - Class I						
2005	4,927	$12.39 to $17.38	77,468	0.33	0.00% to 1.60%	6.17% to 7.30%
2004	3,402	$11.67 to $16.27	49,664	0.27	0.00% to 1.60%	20.27% to 21.91%
2003	983	$10.27 to $13.46	11,735	0.16	0.55% to 1.50%	35.44% to 36.73%
2002	245	$8.70 to $8.82	2,143	0.33	0.55% to 1.50%	-12.53% to -12.05%
2001	8	$9.95 to $9.97	81	(a)	0.00% to 1.75%	(a)
Scudder Equity 500 Index Fund - Investment						
2005	5	$12.79	66	-	1.00%	3.65%
2004	-	$12.34	2	(d)	1.00%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
T. Rowe Price Mid-Cap Value Fund - R Class						
2005	63	$12.20 to $12.42	775	0.29	0.50% to 1.45%	5.72% to 6.70%
2004	53	$11.54 to $11.64	619	(d)	0.50% to 1.45%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
Templeton Foreign Fund - Class A						
2005	51	$12.36 to $12.59	637	1.84	0.70% to 1.65%	8.80% to 9.86%
2004	39	$11.36 to $11.46	450	(d)	0.65% to 1.65%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Templeton Growth Fund, Inc. - Class A						
2005	31	$11.98 to $12.15	$ 371	2.78 %	0.80% to 1.55%	6.83% to 7.00%
2004	5	$11.26 to $11.31	61	(d)	0.95% to 1.45%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
Templeton Global Bond Fund - Class A						
2005	1,327	$11.07 to $16.96	15,341	5.36	0.50% to 1.50%	-3.59% to -4.49%
2004	572	$11.59 to $17.55	6,775	(d)	0.55% to 1.50%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
The Growth Fund of America® - Class R-3						
2005	319	$12.04 to $12.34	3,894	0.65	0.25% to 1.55%	12.28% to 13.54%
2004	122	$10.74 to $10.86	1,320	(d)	0.30% to 1.45%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
The Growth Fund of America® - Class R-4						
2005	11,850	$11.74 to $12.54	145,130	0.93	0.00% to 1.50%	12.50% to 13.63%
2004	4,738	$10.80 to $11.14	51,341	(d)	0.45% to 1.50%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
The Income Fund of America® - Class R-3						
2005	26	$11.14 to $11.38	295	3.46	0.30% to 1.45%	1.73% to 2.71%
2004	10	$10.97 to $11.08	110	(d)	0.30% to 1.40%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
UBS U.S. Small Cap Growth Fund - Class A						
2005	6	$11.20 to $11.30	$ 73	- %	0.70% to 1.20%	5.51%
2004	4	$10.71	48	(d)	0.70%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
Diversified Value Portfolio						
2005	5	$12.09 to $12.25	63	(e)	1.25% to 2.05%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
Equity Income Portfolio						
2005	21	$11.39 to $11.57	240	2.23	1.10% to 2.05%	2.41% to 3.03%
2004	18	$11.19 to $11.23	208	(d)	1.10% to 1.65%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
Small Company Growth Portfolio						
2005	-	$11.57 to $11.72	-	(e)	1.25% to 2.05%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
Wanger Select						
2005	559	$12.40 to $12.94	6,985	-	0.60% to 1.50%	8.87% to 9.69%
2004	195	$11.39 to $11.85	2,227	(d)	0.70% to 1.50%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Wanger U.S. Smaller Companies						
2005	725	$12.66 to $13.34	$ 9,257	- %	0.00% to 1.50%	9.61% to 10.66%
2004	186	$11.55 to $12.12	2,155	(d)	0.55% to 1.50%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
Washington Mutual Investors Fund[SM] - Class R-3						
2005	198	$10.81 to $11.09	2,177	1.64	0.25% to 1.55%	1.78% to 2.88%
2004	115	$10.66 to $10.77	1,232	(d)	0.30% to 1.40%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
Washington Mutual Investors Fund[SM] - Class R-4						
2005	5,985	$10.60 to $11.29	66,271	2.09	0.40% to 1.50%	1.94% to 2.95%
2004	3,309	$10.80 to $11.08	35,859	(d)	0.55% to 1.50%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)

(a)   As this investment Division was not available until 2001, this data is not meaningful and therefore is not presented

(b)   As this investment Division was not available until 2002, this data is not meaningful and therefore is not presented

(c)   As this investment Division was not available until 2003, this data is not meaningful and therefore is not presented

(d)   As this investment Division was not available until 2004, this data is not meaningful and therefore is not presented

(e)   As this investment Division was not available until 2005, this data is not meaningful and therefore is not presented

(f)   As this investment Division is wholly comprised of new Contract bands at December 31, 2005, this data is not meaningful and therefore is not presented.

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)

A   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets.

   The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B   The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense charge, plus the annual administrative charge

   and other contract charges, as defined in Note 3.   Certain items in this table are presented as a range of minimum and maximum values; however, such information

   is calculated independently for each column in the table.

C   Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities.   Certain items in this

   table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors
ING Life Insurance and Annuity Company

We have audited the accompanying consolidated balance sheets of ING Life Insurance and Annuity Company and subsidiary as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ING Life Insurance and Annuity Company and subsidiary as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 24, 2006

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Operations
(In millions)

		Year Ended December 31,				
		2005		2004		2003
Revenue:						
Net investment income	$	1,035.7	$	998.2	$	980.9
Fee income		481.4		453.7		396.7
Premiums		43.2		38.5		50.1
Net realized capital gains		22.0		10.8		50.6
Other income		7.7		1.9		(0.9)
Total revenue		1,590.0		1,503.1		1,477.4
Benefits and expenses:						
Interest credited and other benefits to contractowners		739.6		739.4		770.1
Operating expenses		443.0		394.0		383.9
Amortization of deferred policy acquisition cost and value of business acquired		159.9		127.4		106.5
Interest expense		1.6		0.6		1.2
Total benefits and expenses		1,344.1		1,261.4		1,261.7
Income before income taxes		245.9		241.7		215.7
Income tax expense		1.4		42.4		61.1
Net income	$	244.5	$	199.3	$	154.6

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Balance Sheets
(In millions, except share data)

	As of December 31,	
	2005	**2004**
Assets		
Investments:		
Fixed maturities, available-for-sale, at fair value		
(amortized cost of $16,749.5 at 2005 and $16,684.7 at 2004)	$ 16,740.5	$ 17,151.3
Equity securities, available-for-sale, at fair value		
(cost of $166.9 at 2005 and $153.9 at 2004)	170.1	162.6
Mortgage loans on real estate	1,396.0	1,090.2
Policy loans	262.4	262.7
Other investments	144.6	86.3
Securities pledged		
(amortized cost of $1,260.8 at 2005 and $1,258.8 at 2004)	1,247.6	1,274.3
Total investments	19,961.2	20,027.4
Cash and cash equivalents	212.5	187.1
Short-term investments under securities loan agreement	318.1	219.5
Accrued investment income	203.6	182.0
Reinsurance recoverable	2,796.7	2,901.3
Deferred policy acquisition costs	512.4	414.5
Value of business acquired	1,294.4	1,365.2
Notes receivable from affiliate	175.0	175.0
Due from affiliates	149.6	38.3
Other assets	66.5	69.8
Assets held in separate accounts	35,899.8	33,310.5
Total assets	$ 61,589.8	$ 58,890.6

The accompanying notes are an integral part of these consolidated financial statements.

C-4

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Balance Sheets
(In millions, except share data)

| | As of December 31, | |
	2005	2004
Liabilities and Shareholder's Equity		
Future policy benefits and claims reserves	$ 20,932.8	$ 20,885.3
Payables for securities purchased	3.1	25.1
Payables under securities loan agreement	318.1	219.5
Borrowed money	941.1	1,057.4
Due to affiliates	63.8	61.8
Current income taxes	46.9	82.6
Deferred income taxes	183.3	209.3
Other liabilities	301.5	314.9
Liabilities related to separate accounts	35,899.8	33,310.5
Total liabilities	58,690.4	56,166.4
Shareholder's equity		
Common stock (100,000 shares authorized; 55,000 shares issued and outstanding, $50 per share value)	2.8	2.8
Additional paid-in capital	4,579.6	4,576.5
Accumulated other comprehensive (loss) income	(5.3)	67.1
Retained earnings (deficit)	(1,677.7)	(1,922.2)
Total shareholder's equity	2,899.4	2,724.2
Total liabilities and shareholder's equity	$ 61,589.8	$ 58,890.6

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Changes in Shareholder's Equity
(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at December 31, 2002	$ 2.8	$ 4,416.5	$ 117.5	$ (2,274.0)	$ 2,262.8
Comprehensive income:					
Net income	-	-	-	154.6	154.6
Other comprehensive loss, net of tax:					
Change in net unrealized gain (loss) on securities ($(2.3) pretax)	-	-	(1.5)	-	(1.5)
Total comprehensive income					153.1
Contribution of capital	-	230.0	-	-	230.0
Balance at December 31, 2003	2.8	4,646.5	116.0	(2,119.4)	2,645.9
Comprehensive income:					
Net income	-	-	-	199.3	199.3
Other comprehensive loss, net of tax:					
Change in net unrealized gain (loss) on securities ($(53.8) pretax)	-	-	(32.2)	-	(32.2)
Minimum pension liability	-	-	(16.7)	-	(16.7)
Total comprehensive income					150.4
Dividends paid	-	(70.0)	-	-	(70.0)
Other	-	-	-	(2.1)	(2.1)
Balance at December 31, 2004	2.8	4,576.5	67.1	(1,922.2)	2,724.2
Comprehensive income:					
Net income	-	-	-	244.5	244.5
Other comprehensive loss net of tax:					
Change in net unrealized gain (loss) on securities ($(108.4) pretax)	-	-	(77.5)	-	(77.5)
Minimum pension liability ($(1.1) pretax)	-	-	5.1	-	5.1
Total comprehensive income					172.1
Employee share-based payments	-	3.1	-	-	3.1
Balance at December 31, 2005	$ 2.8	$ 4,579.6	$ (5.3)	$ (1,677.7)	$ 2,899.4

The accompanying notes are an integral part of these consolidated financial statements.

C-6

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Cash Flows
(In millions)

| | Year Ended December 31, | | |
	2005	2004	2003
Cash Flows from Operating Activities:			
Net income	$ 244.5	$ 199.3	$ 154.6
Adjustments to reconcile net income to			
net cash provided by operating activities:			
Capitalization of deferred policy acquisition costs, value			
of business acquired and sales inducements	(174.0)	(168.0)	(159.7)
Amortization of deferred policy acquisition costs,			
value of business acquired and sales inducements	165.8	134.3	106.5
Net accretion/decretion of discount/premium	115.5	155.9	198.9
Future policy benefits, claims reserves, and			
interest credited	634.2	621.7	706.1
Provision for deferred income taxes	11.1	46.2	22.1
Net realized capital gains	(22.0)	(10.8)	(50.6)
Depreciation	12.0	12.4	23.3
Change in:			
Accrued investment income	(21.6)	(3.1)	1.8
Reinsurance recoverable	104.6	51.0	31.0
Other receivable and assets accruals	6.0	34.1	(28.9)
Due to/from affiliates	(3.3)	(49.2)	88.8
Other payables and accruals	(47.4)	(12.1)	20.3
Other	3.1	(12.4)	-
Net cash provided by operating activities	1,028.5	999.3	1,114.2
Cash Flows from Investing Activities:			
Proceeds from the sale, maturity, or redemption of:			
Fixed maturities, available-for-sale	19,232.3	26,791.6	29,981.6
Equity securities, available-for-sale	119.8	85.7	130.2
Mortgage loans on real estate	179.0	71.0	16.3
Acquisition of:			
Fixed maturities, available-for-sale	(19,435.9)	(26,789.3)	(31,955.4)
Equity securities, available-for-sale	(120.4)	(81.6)	(34.8)
Mortgage loans on real estate	(484.8)	(406.7)	(194.2)
Policy loans	0.3	7.6	26.0
Other investments	(43.6)	(28.9)	(22.4)
(Purchase)/sales of property and equipment, net	(14.2)	(11.7)	(5.2)
Loans to affiliates	-	(175.0)	-
Net cash used in investing activities	(567.5)	(537.3)	(2,057.9)

The accompanying notes are an integral part of these consolidated financial statements.

C-7

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Cash Flows
(In millions)

	Year Ended December 31,		
	2005	**2004**	**2003**
Cash Flows from Financing Activities:			
Deposits received for investment contracts	2,024.2	2,089.9	2,296.6
Maturities and withdrawals from investment contracts	(2,237.5)	(1,910.4)	(1,745.5)
Short-term loans with affiliates	(106.0)	16.4	(41.4)
Short-term loans	(116.3)	(458.5)	196.5
Dividends paid to Parent	-	(70.0)	-
Contribution of capital from Parent	-	-	230.0
Net cash (used in) provided by financing activities	(435.6)	(332.6)	936.2
Net increase (decrease) in cash and cash equivalents	25.4	129.4	(7.5)
Cash and cash equivalents, beginning of year	187.1	57.7	65.2
Cash and cash equivalents, end of year	$ 212.5	$ 187.1	$ 57.7
Supplemental cash flow information:			
Income taxes paid, net	$ 27.7	$ 3.2	$ 29.8
Interest paid	$ 32.0	$ 22.8	$ 32.6

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

1.   **Organization and Significant Accounting Policies**

Basis of Presentation

ING Life Insurance and Annuity Company ("ILIAC") is a stock life insurance company domiciled in the state of Connecticut. ILIAC and its wholly-owned subsidiary (collectively, the "Company") are providers of financial products and services in the United States. ILIAC is authorized to conduct its insurance business in the District of Columbia and all states.

The consolidated financial statements include ILIAC and its wholly-owned subsidiary, ING Financial Advisers, LLC ("IFA"). ILIAC is a direct, wholly-owned subsidiary of Lion Connecticut Holdings Inc. ("Lion" or "Parent"), which is an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING"). ING is a global financial services holding company based in The Netherlands, with American Depository Shares listed on the New York Stock Exchange under the symbol "ING."

On December 31, 2005, ILIAC's subsidiary, ING Insurance Company of America ("IICA"), merged with and into ILIAC. As of the merger date, IICA ceased to exist and ILIAC became the surviving corporation. The merger did not have an impact on ILIAC, as IICA was a wholly-owned subsidiary and already included in the consolidated financial statements for all periods presented.

Description of Business

The Company offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408, and 457, as well as nonqualified deferred compensation plans. The Company's products are offered primarily to individuals, pension plans, small businesses, and employer-sponsored groups in the health care, government, education (collectively "not-for-profit" organizations), and corporate markets. The Company's products generally are distributed through pension professionals, independent agents and brokers, third party administrators, banks, dedicated career agents, and financial planners.

The Company offers deferred and immediate (payout annuities) annuity contracts. These products include programs offered to qualified plans and nonqualified deferred compensation plans that package administrative and record-keeping services along with a variety of investment options, including affiliated and nonaffiliated mutual funds, and variable and fixed investment options. In addition, the Company offers wrapper agreements entered into with retirement plans which contain certain benefit responsive guarantees (i.e. liquidity guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

not invested with the Company. The Company also offers investment advisory services and pension plan administrative services.

The Company has one operating segment, ING U.S. Financial Services, which offers the products described above.

Recently Adopted Accounting Standards

The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments

In March 2004, the Emerging Issues Task Force ("EITF") reached a final consensus on EITF Issue No. 03-1 ("EITF-03-1"), "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," requiring that a three-step impairment model be applied to securities within its scope. The three-step model is applied on a security-by-security basis as follows:

Step 1: Determine whether an investment is impaired. An investment is impaired if the fair value of the investment is less than its cost basis.

Step 2: Evaluate whether an impairment is other-than-temporary.

Step 3: If the impairment is other-than-temporary, recognize an impairment loss equal to the difference between the investment's cost and its fair value.

On September 30, 2004, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. EITF Issue 03-1-1 ("FSP EITF 03-1-1"), "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, 'The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,'" which delayed the EITF Issue No. 03-1 original effective date of July 1, 2004 for steps two and three of the impairment model introduced.

On November 3, 2005, the FASB issued FSP Statement of Financial Accounting Standard ("FAS") No. 115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP FAS No. 115-1"). FSP FAS No. 115-1 replaces the impairment evaluation guidance of EITF 03-1.

FSP FAS No. 115-1 addresses the determination of when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. In addition, it includes considerations for accounting subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporarily impaired. FSP FAS No. 115-1 further clarifies that an impairment loss should be recognized no later than when the impairment is deemed other-than-temporary, even if a decision to sell an

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

impaired security has not been made. FSP FAS No. 115-1 references existing guidance on other-than-temporary impairments.

FSP FAS No. 115-1 is effective for reporting periods beginning after December 15, 2005, and was implemented by the Company during the fourth quarter of 2005. The Company recognized impairment losses of $5.7 for the year ended December 31, 2005, related to investments that the Company does not have the intent and ability to retain for a period of time sufficient to allow for recovery in fair value. The required disclosures are included in the Investments footnote.

Investor's Accounting for an Investment in a Limited Partnership When the Investor is the Sole General Partner and the Limited Partners Have Certain Rights

In June 2005, the EITF reached a consensus on EITF Issue 04-5, "Investor's Accounting for an Investment in a Limited Partnership When the Investor is the Sole General Partner and the Limited Partners Have Certain Rights" ("EITF 04-5"), which states that the general partner in a limited partnership should presume that it controls and, thus, should consolidate the limited partnership, unless the limited partners have either (a) substantive ability to dissolve the limited partnership or otherwise remove the general partner without cause or (b) substantive participating rights. EITF 04-5 applies to limited partnerships that are not variable interest entities under FASB Interpretation No. 46(R): "Consolidation of Variable Interest Entities" ("FIN 46(R)"). EITF 04-5 was effective immediately for all new limited partnerships formed and for existing limited partnerships for which partnership agreements are modified after June 29, 2005, and is effective for all other limited partnerships at the commencement of the first reporting period beginning after December 15, 2005.

EITF 04-5 had no impact on ILIAC as of December 31, 2005, as the Company's investments in limited partnerships are generally considered variable interest entities under FIN 46(R), and are accounted for using the cost or equity method of accounting since the Company is not the primary beneficiary. Investments in limited partnerships are included in Other investments on the Consolidated Balance Sheets.

Share-Based Payment

In December 2004, the FASB issued Statement of Financial Accounting Standards ("FAS") No. 123 (revised 2004), "Share-Based Payment" ("FAS No. 123R"), which requires all share-based payments to employees be recognized in the financial statements based upon the fair value. FAS No. 123R was effective at the beginning of the first annual period beginning after June 15, 2005 for registrants. FAS No. 123R provides two transition methods, modified-prospective and modified- retrospective.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The modified-prospective method recognizes the grant-date fair value of compensation for new awards granted after the effective date and unvested awards beginning in the fiscal period in which the recognition provision are first applied. Prior periods are not restated. The modified-retrospective method permits entities to restate prior periods by recognizing the compensation cost based on amounts previously reported in the pro forma footnote disclosure as required under FAS No. 123, "Accounting for Stock-Based Compensation" ("FAS No. 123").

The Company early adopted the provisions of FAS No. 123R on January 1, 2005, using the modified-prospective method. Under the modified-prospective method, compensation cost recognized in 2005 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of FAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2005, based on the grant-date fair value in accordance with the provisions of FAS No. 123R. Results for prior periods are not restated. Prior to January 1, 2005, the Company applied the intrinsic value-based provisions set forth in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related Interpretations, as permitted by FAS No.123. No stock based employee compensation cost was recognized in the Consolidated Statement of Operations during 2004, as all options granted during the year had an exercise price equal to the market value of the underlying common stock on the date of grant. All shares granted during 2005 and 2004 were those of ING, the Company's ultimate parent. As a result of adopting FAS No. 123R, the Company's net income for the year ended December 31, 2005, is $2.0 lower than if it had continued to account for share-based payments under APB 25. The fair value of shares granted during 2005 was $2.6 as of December 31, 2005, and will be expensed over a vesting period of 3 years. Prior to the adoption of FAS No. 123R, no modifications were made to outstanding options, and there were no significant changes of valuation methodologies as a result of the adoption of FAS No. 123R.

Accounting for Derivative Instruments and Hedging Activities

The Derivative Implementation Group ("DIG"), responsible for issuing guidance on behalf of the FASB for implementation of FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS No. 133"), issued Statement No. 133 Implementation Issue No. B36, "Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Credit Worthiness of the Obligor under Those Instruments" ("DIG B36"). Under this interpretation, modified coinsurance and coinsurance with funds withheld reinsurance agreements, as well as other types of receivables and payables where interest is determined by reference to a pool of fixed maturity assets or a total return debt index, may be determined to contain embedded derivatives that are required to be bifurcated from the host instrument. The required date

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

of adoption of DIG B36 for the Company was October 1, 2003. The adoption did not have an impact on the Company's financial position, results of operations, or cash flows.

Variable Interest Entities

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46"). In December 2003, the FASB modified FIN 46 to make certain technical revisions and address certain implementation issues that had arisen. FIN 46 provides a new framework for identifying variable interest entities ("VIEs") and determining when a company should include the assets, liabilities, noncontrolling interests, and results of activities of a VIE in its consolidated financial statements.

In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

FIN 46R requires a VIE to be consolidated if a party with an ownership, contractual, or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no party absorbs a majority of the VIE's losses), or both. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities, and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. FIN 46R also requires disclosures about VIEs that the variable interest holder is not required to consolidate but in which it has a significant variable interest.

The adoption of FIN 46R had no impact on the Company's financial statements. The Company held investments in VIEs in the form of private placement securities, structured securities, securitization transactions, and limited partnerships with an aggregate fair value of $8.5 billion as of December 31, 2005 and 2004. These VIEs are held by the Company for investment purposes. Consolidation of these investments in the Company's financial statements is not required as the Company is not the primary beneficiary for any of these VIEs. Book value as of December 31, 2005 and 2004 of $8.6 billion and $8.4 billion, respectively, represents the maximum exposure to loss on the investments in VIEs. In addition, the Company may be exposed to the loss of asset management fees it receives for some of these structures.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

New Accounting Pronouncements

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued FAS No. 155, "Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140" ("FAS No. 155"), which permits the application of fair value accounting to certain hybrid financial instruments in their entirety if they contain embedded derivatives that would otherwise require bifurcation under FAS No. 133. Under this approach, changes in fair value would be recognized currently in earnings. In addition, FAS No. 155 does the following:

- Clarifies which interest-only strips and principal-only strips are not subject to derivative accounting under FAS No. 133;
- Requires that interests in securitized financial assets be analyzed to identify interests that are freestanding derivatives or that are hybrid instruments that contain embedded derivatives requiring bifurcation;
- Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and
- Allows a qualifying special-purpose entity to hold derivative financial instruments that pertain to beneficial interests, other than another derivative financial instrument.

FAS No. 155 is effective for all instruments acquired, issued, or subject to a remeasurement event, occurring after the beginning of the first fiscal year that commences after September 15, 2006. The Company is in the process of determining the impact of FAS No. 155.

Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts

In September 2005, the American Institute of Certified Public Accountants issued Statement of Position 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts" ("SOP 05-1"), which states that when an internal replacement transaction results in a substantially changed contract, the unamortized deferred acquisition costs, unearned revenue liabilities, and deferred sales inducement assets, related to the replaced contract should not be deferred in connection with the new contract. Contract modifications that meet various conditions defined by SOP 05-1 and result in a new contract that is substantially unchanged from the replaced contract, however, should be accounted for as a continuation of the replaced contract.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverage, that occurs by the exchange of a contract for a new contract, by amendment, endorsement, or rider, to a contract, or by the election of a feature or coverage within a contract. SOP 05-1 applies to internal replacements made primarily to contracts defined by FAS No. 60, "Accounting and Reporting by Insurance Enterprises" ("FAS No. 60"), as short-duration and long-duration insurance contracts, and by FAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" ("FAS No. 97"), as investment contracts.

SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006, with earlier adoption encouraged. The Company is in the process of determining the impact of adoption of SOP 05-1.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Reclassifications

Certain reclassifications have been made to prior year financial information to conform to the current year classifications (see Reclassification and Changes to Prior Year Presentation footnote).

During 2005, the Company revised the financial statement presentation for derivatives and certain revenues related to annuity contracts (see Derivatives and Revenue Recognition below).

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, money market instruments, and other debt issues with a maturity of 90 days or less when purchased.

Investments

All of the Company's fixed maturity and equity securities are currently designated as available-for-sale. Available-for-sale securities are reported at fair value and unrealized gains and losses on these securities are included directly in Shareholder's equity, after

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

adjustment for related changes in experience-rated contract allocations, deferred policy acquisition costs ("DAC"), value of business acquired ("VOBA"), and deferred income taxes.

Other-Than-Temporary Impairments

The Company analyzes the general account investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Management considers the length of time and the extent to which fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, and the Company's intent and ability to retain the investment for a period of time sufficient to allow for recovery in fair value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other-than-temporary impairment is considered to have occurred.

In addition, the Company invests in structured securities that meet the criteria of EITF Issue No. 99-20 "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" ("EITF 99-20"). Under EITF 99-20, a further determination of the required impairment is based on credit risk and the possibility of significant prepayment risk that restricts the Company's ability to recover the investment.

When a decline in fair value is determined to be other-than-temporary, the individual security is written down to fair value, and the loss is accounted for as a change in Net realized capital gains (losses).

Experience-Rated Products

Included in available-for-sale securities are investments that support experience-rated products. Experience-rated products are products where the customer, not the Company, assumes investment (including realized capital gains and losses) and other risks, subject to, among other things, minimum principal and interest guarantees. Unamortized realized gains and losses on the sale of and unrealized capital gains and losses on investments supporting these products are included in Future policy benefits and claims reserves on the Consolidated Balance Sheets. Net realized capital gains (losses) on all other investments are reflected in the Consolidated Statements of Operations. Unrealized capital gains and losses on all other investments are reflected in Accumulated other comprehensive income (loss) in Shareholder's equity, net of deferred acquisition costs and related income taxes.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Purchases and Sales

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date.

Valuation

Fair values for fixed maturities are obtained from independent pricing services or broker-dealer quotations. Fair values for privately placed bonds are determined using a matrix-based model. The matrix-based model considers the level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. The fair values for actively traded equity securities are based on quoted market prices. For equity securities not actively traded, estimated fair values are based upon values of issues of comparable yield and quality or conversion value, where applicable.

Mortgage loans on real estate are reported at amortized cost, less impairment write-downs. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or fair value of the collateral. If the loan is in foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in net realized capital gains. At December 31, 2005 and 2004, the Company had no allowance for mortgage loan credit losses.

Policy loans are carried at unpaid principal balances.

Short-term investments, consisting primarily of money market instruments and other fixed maturity issues purchased with an original maturity of 91 days to one year, are considered available-for-sale and are carried at fair value, which approximates amortized cost.

Derivative instruments are reported at fair value and are obtained internally from the derivative accounting system. The system uses key financial data, such as yield curves exchange rates, Standard & Poor's ("S&P") 500 Index prices, and London Inter Bank Offering Rates, which are obtained from third party sources and uploaded into the system. Embedded derivative instruments are reported at fair value based upon internally established valuations that are consistent with external valuation models or market quotations.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Repurchase Agreements

The Company engages in dollar repurchase agreements ("dollar rolls") and repurchase agreements to increase the return on investments and improve liquidity. These transactions involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. Company policies require a minimum of 95% of the fair value of securities pledged under dollar rolls and repurchase agreement transactions to be maintained as collateral. Cash collateral received is invested in fixed maturities, the carrying value of the securities pledged in dollar rolls and repurchase agreement transactions is included in Securities pledged on the Consolidated Balance Sheets. The repurchase obligation related to dollar rolls and repurchase agreements is included in Borrowed money on the Consolidated Balance Sheets.

The Company also engages in reverse repurchase agreements. Reverse repurchase agreements are included in cash and cash equivalent on the Balance Sheets.

Securities Lending

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company's guidelines to generate additional income. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

Derivatives

The Company's use of derivatives is limited mainly to hedging purposes to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, and market risk. Generally, derivatives are not accounted for using hedge accounting treatment under FAS No. 133, as the Company has not historically sought hedge accounting treatment.

The Company enters into interest rate, equity market, credit market and currency contracts, including swaps, caps, floors, and options, to reduce and manage risks associated with changes in value, yield, price, cash flow, or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index or pool. The Company also purchases options and futures on equity indexes to reduce and manage risks associated with its annuity products. Open derivative contracts are included in Other investments or Other liabilities, as appropriate, on the Consolidated Balance Sheets. Changes in the fair value of such derivatives are

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations.

During the fourth quarter of 2005, the Company revised the financial statement presentation of derivatives. Previously, asset balances and liability balances on open derivative contracts were netted and recorded in Other investments on the Balance Sheet. The Company now reports derivatives with asset balances in Other investments and derivatives with liability balances in Other liabilities. In addition, changes in the fair value of certain derivatives were previously recorded in Net investment income in the Statements of Operations. The total change in fair value of the derivatives is now reported in Net realized capital gains (losses). These revisions resulted in an increase in Other investments and Other liabilities of $29.5 and $27.2 at December 31, 2004 and 2003, respectively, as well as a reclassification of $(14.4) and $(11.9) from Net investment income to Net realized capital gains and losses at December 31, 2004 and 2003, respectively.

The Company also had investments in certain fixed maturity instruments, and has issued certain retail annuity products, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short- or long-term), exchange rates, prepayment rates, equity markets, or credit ratings/spreads.

Embedded derivatives within fixed maturity instruments are included in Fixed maturities on the Consolidated Balance Sheets, and changes in fair value are recorded in Net realized capital gains and losses in the Consolidated Statements of Operations.

Embedded derivatives within retail annuity products are included in Future policy benefits and claims reserves on the Consolidated Balance Sheets, and changes in the fair value are recorded in Interest credited and benefits to contractowners in the Consolidated Statements of Operations.

Deferred Policy Acquisition Costs and Value of Business Acquired

DAC represents policy acquisition costs that have been capitalized and are subject to amortization. Such costs consist principally of certain commissions, underwriting, contract issuance, and certain agency expenses, related to the production of new and renewal business.

VOBA represents the outstanding value of in force business capitalized in purchase accounting when the Company was acquired and is subject to amortization. The value is based on the present value of estimated net cash flows embedded in the Company's contracts.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

FAS No. 97 applies to universal life and investment-type products, such as fixed and variable deferred annuities. Under FAS No. 97, DAC and VOBA are amortized, with interest, over the life of the related contracts in relation to the present value of estimated future gross profits from investment, mortality, and expense margins, plus surrender charges.

For FAS No. 97 products, changes in assumptions can have a significant impact on DAC and VOBA balances and amortization rates. Several assumptions are considered significant in the estimation of future gross profits associated with variable deferred annuity products. One of the most significant assumptions involved in the estimation of future gross profits is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. Other significant assumptions include surrender and lapse rates, estimated interest spread, and estimated mortality.

Due to the relative size and sensitivity to minor changes in underlying assumptions of DAC and VOBA balances, the Company performs quarterly and annual analyses of DAC and VOBA for the annuity and life businesses, respectively. The DAC and VOBA balances are evaluated for recoverability.

At each evaluation date, actual historical gross profits are reflected and estimated future gross profits and related assumptions are evaluated for continued reasonableness. Any adjustment in estimated profit requires that the amortization rate be revised ("unlocking") retroactively to the date of the policy or contract issuance. The cumulative unlocking adjustment is recognized as a component of current period amortization. In general, sustained increases in investment, mortality, and expense margins, and thus estimated future profits, lower the rate of amortization. However, sustained decreases in investment, mortality, and expense margins, and thus estimated future profits, increase the rate of amortization.

Reserves

The Company records as liabilities reserves to meet the Company's future obligations under its variable annuity and fixed annuity products. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related future operations.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Future policy benefits and claims reserves include reserves for deferred annuities and immediate annuities with and without life contingent payouts.

Reserves for individual and group deferred annuity investment contracts and individual immediate annuities without life contingent payouts are equal to cumulative deposits less charges and withdrawals, plus credited interest thereon. Reserves interest rates vary by product and ranged from 1.5% to 7.8% for the years ended 2005, 2004, and 2003. Certain reserves also include unrealized gains and losses related to investments and unamortized realized gains and losses on investments for experience-rated contracts. Reserves on experienced rated contracts reflect the rights of contractowners, plan participants, and the Company. Reserves for group immediate annuities without life contingency payouts are equal to the discount value of the payment at the implied break-even rate.

Reserves for individual immediate annuities with life contingent payout benefits are computed on the basis of assumed interest discount rates, mortality, and expenses, including a margin for adverse deviations. Such assumptions generally vary by plan, annuity type, year of issue, and policy duration. For the years 2005, 2004, and 2003, reserve interest rates ranged from 4.9% to 5.2%.

The Company's domestic individual life insurance business was sold on October 1, 1998 via an indemnity reinsurance agreement. The Company includes an amount in Reinsurance recoverable on the Consolidated Balance Sheets, which equals the Company's total individual life reserves.

Unpaid claims and claim expenses for all lines of insurance include benefits for reported losses and estimates of benefits for losses incurred but not reported.

Certain variable annuity contracts offer guaranteed minimum death benefits ("GMDB"). The GMDB is provided in the event the customer's account value at death is below the guaranteed value and is included in reserves.

Revenue Recognition

For most annuity contracts, charges assessed against contractowner funds for the cost of insurance, surrenders, expenses, and other fees are recorded as revenue as charges are assessed. Other amounts received for these contracts are reflected as deposits and are not recorded as premiums or revenue. Related policy benefits are recorded in relation to the associated premiums or gross profit so that profits are recognized over the expected lives of the contracts. When annuity payments with life contingencies begin under contracts that were initially investment contracts, the accumulated balance in the account is treated as a single premium for the purchase of an annuity and reflected in both Premiums and

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Interest credited and other benefits to contractowners in the Consolidated Statements of Operations.

During 2005, the Company revised the Statement of Operations for the year ended December 31, 2003 to reflect the proper presentation of revenue related to annuity contracts. This revision resulted in a reclassification of $46.7 from Net investment income to Interest credited and other benefits to contractowners.

Premiums on the Consolidated Statements of Operations primarily represent amounts received for immediate annuities with life contingencies.

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contractowners who bear the investment risk, subject, in limited cases, to certain minimum guaranteed rates. Investment income and investment gains and losses generally accrue directly to such contractowners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contractowner or participant under a contract in shares of mutual funds that are managed by the Company or its affiliates, or in other selected mutual funds not managed by the Company or its affiliates.

Separate account assets and liabilities are carried at fair value and shown as separate captions in the Consolidated Balance Sheets. Deposits, investment income, and net realized and unrealized capital gains and losses of the separate accounts, however, are not reflected in the Consolidated Statements of Operations (with the exception of realized and unrealized capital gains and losses on the assets supporting the guaranteed interest option). The Consolidated Statements of Cash Flows do not reflect investment activity of the separate accounts.

Assets and liabilities of separate account arrangements that do not meet the criteria for separate presentation in the Consolidated Balance Sheets (primarily the guaranteed interest option), and revenue and expenses related to such arrangements, are consolidated in the financial statements with the general account. At December 31, 2005 and 2004, unrealized gains of $8.3 and $7.3, respectively, after taxes, on assets supporting a guaranteed interest option are reflected in Shareholder's equity.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Reinsurance

The Company utilizes indemnity reinsurance agreements to reduce its exposure to losses from its annuity insurance business. Reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the Company's primary liability as the direct insurer of the risks. The Company evaluates the financial strength of potential reinsurers and continually monitors the financial strength and credit rating of its reinsurers. Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Company's Consolidated Balance Sheets.

Of the Reinsurance recoverable on the Consolidated Balance Sheets, $2.8 billion and $2.9 billion at December 31, 2005 and 2004, respectively, is related to the reinsurance recoverable from Lincoln National Corporation ("Lincoln") arising from the sale of the Company's domestic life insurance business in 1998 (see the Reinsurance footnote).

Income Taxes

The Company is taxed at regular corporate rates after adjusting income reported for financial statement purposes for certain items. Deferred income tax expenses/benefits result from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

2. Investments

Fixed Maturities and Equity Securities

Fixed maturities and equity securities, available-for-sale, as of December 31, 2005, were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed maturities:				
U.S. government and government				
agencies and authorities	$ 504.1	$ 0.6	$ 8.4	$ 496.3
State, municipalities, and political				
subdivisions	40.0	0.5	0.9	39.6
U.S. corporate securities:				
Public utilities	1,260.3	24.1	16.8	1,267.6
Other corporate securities	5,981.9	109.8	89.7	6,002.0
Total U.S. corporate securities	7,242.2	133.9	106.5	7,269.6
Foreign securities:				
Government	704.4	30.0	7.7	726.7
Other	1,815.5	41.8	28.8	1,828.5
Total foreign securities	2,519.9	71.8	36.5	2,555.2
Residential mortgage-backed securities	4,453.7	33.6	98.9	4,388.4
Commercial mortgaged-backed securities	2,099.1	29.7	27.0	2,101.8
Other asset-backed securities	1,151.3	5.8	19.9	1,137.2
Total fixed maturities, including				
fixed maturities pledged	18,010.3	275.9	298.1	17,988.1
Less: fixed maturities pledged	1,260.8	5.2	18.4	1,247.6
Total fixed maturities	16,749.5	270.7	279.7	16,740.5
Equity securities	166.9	4.4	1.2	170.1
Total investments, available-for-sale	$ 16,916.4	$ 275.1	$ 280.9	$ 16,910.6

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Fixed maturities and equity securities, available-for-sale, as of December 31, 2004, were as follows:

	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value	
Fixed maturities:								
U.S. government and government agencies and authorities	$	197.3	$	0.9	$	0.9	$	197.3
State, municipalities, and political subdivisions		32.1		0.2		0.9		31.4
U.S. corporate securities:								
Public utilities		1,207.6		50.0		5.0		1,252.6
Other corporate securities		5,846.5		275.0		25.4		6,096.1
Total U.S. corporate securities		7,054.1		325.0		30.4		7,348.7
Foreign securities:								
Government		660.2		33.9		3.1		691.0
Other		1,656.4		78.4		6.1		1,728.7
Total foreign securities		2,316.6		112.3		9.2		2,419.7
Residential mortgage-backed securities		5,497.6		65.6		58.2		5,505.0
Commercial mortgaged-backed securities		1,491.2		73.2		4.4		1,560.0
Other asset-backed securities		1,354.6		22.6		13.7		1,363.5
Total fixed maturities, including fixed maturities pledged to creditors		17,943.5		599.8		117.7		18,425.6
Less: fixed maturities pledged		1,258.8		18.0		2.5		1,274.3
Total fixed maturities		16,684.7		581.8		115.2		17,151.3
Equity securities		153.9		9.2		0.5		162.6
Total investments, available-for-sale	$	16,838.6	$	591.0	$	115.7	$	17,313.9

At December 31, 2005 and 2004, net unrealized (depreciation) appreciation of $(19.0) and $490.8, respectively, on total fixed maturities, including fixed maturities pledged to creditors, and equity securities, included $(48.6) and $357.5, respectively, related to experience-rated contracts, which were not reflected in Shareholder's equity but in Future policy benefits and claim reserves.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Unrealized losses in fixed maturities at December 31, 2005, were primarily related to interest rate movement or spread widening and to mortgage and other asset-backed securities. Mortgage and other asset-backed securities include U.S. government backed securities, principal protected securities, and structured securities, which did not have an adverse change in cash flows. The following table summarizes the unrealized losses by duration and reason, along with the carrying amount of fixed maturities, including fixed maturities pledged to creditors in unrealized loss positions at December 31, 2005 and 2004.

2005	Less than Six Months		More than Six Months and less than Twelve Months		More than Twelve Months		Total	
Interest rate or spread widening	$	55.7	$	33.9	$	62.7	$	152.3
Mortgage and other asset-backed securities		46.7		43.1		56.0		145.8
Total unrealized loss	$	102.4	$	77.0	$	118.7	$	298.1
Fair value	$	5,936.2	$	2,790.7	$	2,643.6	$	11,370.5
2004								
Interest rate or spread widening	$	9.5	$	16.3	$	15.6	$	41.4
Mortgage and other asset-backed securities		28.3		18.4		29.6		76.3
Total unrealized loss	$	37.8	$	34.7	$	45.2	$	117.7
Fair value	$	3,319.0	$	1,795.0	$	960.5	$	6,074.5

Of the unrealized losses aged more than twelve months, the average market value of the related fixed maturities is 96% of the average book value. In addition, this category includes 515 securities, which have an average quality rating of AA-. No other-than-temporary impairment loss was considered necessary for these fixed maturities as of December 31, 2005.

Overall, there has been an increase in unrealized losses from December 31, 2004 to December 31, 2005. This increase is largely caused by an increase in interest rates, which tends to have a negative market value impact on fixed maturity securities. In accordance with FSP FAS No. 115-1, the Company considers the negative market impact of the interest rate changes, in addition to credit related items, when performing other-than-temporary impairment testing. As a part of this testing, the Company determines whether or not it has the ability and intent to retain the investments for a period of time sufficient to allow for recovery in fair value.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The amortized cost and fair value of total fixed maturities as of December 31, 2005, are shown below by contractual maturity. Actual maturities may differ from contractual maturities because securities may be restructured, called, or prepaid.

	Amortized Cost	Fair Value
Due to mature:		
One year or less	$ 376.8	$ 376.3
After one year through five years	3,731.8	3,702.1
After five years through ten years	4,644.3	4,648.5
After ten years	1,553.3	1,633.8
Mortgage-backed securities	6,552.8	6,490.2
Other asset-backed securities	1,151.3	1,137.2
Less: fixed maturities pledged	1,260.8	1,247.6
Fixed maturities, excluding fixed maturities pledged	$ 16,749.5	$ 16,740.5

The Company did not have any investments in a single issuer, other than obligations of the U.S. government, with a carrying value in excess of 10% of the Company's shareholder's equity at December 31, 2005 or 2004.

At December 31, 2005 and 2004, fixed maturities with fair values of $11.0 and $10.9, respectively, were on deposit as required by regulatory authorities.

The Company has various categories of commercial mortgage obligations ("CMOs") that are subject to different degrees of risk from changes in interest rates and, for CMOs that are not agency-backed, defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to dramatic decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. At December 31, 2005 and 2004, approximately 1.2% and 4.1%, respectively, of the Company's CMO holdings were invested in types of CMOs which are subject to more prepayment and extension risk than traditional CMOs, such as interest-only or principal-only strips.

Repurchase Agreements

The Company engages in dollar repurchase agreements ("dollar rolls") and repurchase agreements. At December 31, 2005 and 2004, the carrying value of the securities pledged in dollar rolls and repurchase agreement transactions was $1,247.6 and $1,274.3, respectively. The repurchase obligation related to dollar rolls and repurchase agreements totaled $941.1 and $1,057.4 at December 31, 2005 and 2004, respectively.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The Company also engages in reverse repurchase agreements. At December 31, 2005, the carrying value of the securities in reverse repurchase agreements was $32.8. No amounts were engaged in reverse repurchase agreements during the year ended December 31, 2004.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, an amount that was not material at December 31, 2005 and 2004. The Company believes the counterparties to the dollar rolls and repurchase agreements are financially responsible and that the counterparty risk is immaterial.

Other-Than-Temporary Impairments

The following table identifies the Company's other-than-temporary impairments by type for the years ended December 31, 2005, 2004, and 2003:

	2005		2004		2003	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. corporate	$ 3.9	15	$ -	-	$ 6.2	4
Residential mortgage-backed	44.7	82	13.5	53	88.2	83
Foreign	0.3	1	-	-	-	-
U.S. Treasuries/Agencies	0.1	2	-	-	-	-
Equity securities	-	-	-	-	- *	2
Limited partnerships	-	-	-	-	2.0	1
Total	$ 49.0	100	$ 13.5	53	$ 96.4	90

[1] Primarily U.S. denominated

* Less than $0.1

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The above schedule includes $5.7 in anticipated disposition write-downs related to investments that the Company does not have the intent and ability to retain for a period of time sufficient to allow for recovery in fair value, based upon the implementation of FSP FAS No. 115-1. The following table summarizes these write-downs recognized by type for the year ended December 31, 2005:

	2005	
	Impairment	**No. of Securities**
U.S. corporate	$ 2.3	13
Residential mortgaged-backed	3.3	2
U.S. Treasuries/Agencies	0.1	2
Total	$ 5.7	$ 17

The remaining fair value of the fixed maturities with other-than-temporary impairments at December 31, 2005 and 2004 was $470.8 and $125.0, respectively.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed income securities or cost for equity securities. In certain situations new factors such as negative developments and subsequent credit deterioration can subsequently change the Company's previous intent to continue holding a security.

Because of rising interest rates, continued asset-liability management strategies and on-going comprehensive reviews of the Company's portfolios, changes were made in the fourth quarter of 2005 to the Company's strategic asset allocations. In addition, the Company also pursued yield enhancement strategies. These changes primarily resulted in anticipated disposition write-downs totaling $5.7 of certain securities with unrealized loss positions due to a change in intent as to whether to hold these securities until recovery.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Net Investment Income

Sources of Net investment income were as follows for the years ended December 31, 2005, 2004, and 2003:

	2005	2004	2003
Fixed maturities, available-for-sale	$ 978.9	$ 999.4	$ 997.4
Equity securities, available-for-sale	9.7	7.1	9.9
Mortgage loans on real estate	73.0	56.0	42.7
Policy loans	30.0	8.1	9.0
Short-term investments and cash equivalents	2.7	2.4	1.8
Other	37.3	9.6	10.6
Gross investment income	1,131.6	1,082.6	1,071.4
Less: investment expenses	95.9	84.4	90.5
Net investment income	$ 1,035.7	$ 998.2	$ 980.9

Net Realized Capital Gains and Losses

Net realized capital gains (losses) are comprised of the difference between the carrying value of investments and proceeds from sale, maturity, and redemption, as well as losses incurred due to other-than-temporary impairment of investments and changes in fair value of derivatives. Net realized capital gains (losses) on investments for the years ended December 31, 2005, 2004, and 2003, were as follows:

	2005	2004	2003
Fixed maturities, available-for-sale	$ 5.2	$ 51.8	$ 124.2
Equity securities, available-for-sale	12.4	9.9	3.4
Derivatives	13.7	(10.2)	(31.1)
Other	(0.3)	1.3	(2.0)
Less: allocation to experience-rated contracts	9.0	42.0	43.9
Pretax net realized capital gains	$ 22.0	$ 10.8	$ 50.6
After-tax net realized capital gains	$ 14.3	$ 7.0	$ 32.9

Net realized capital gains (losses) allocated to experience-rated contracts were deducted from net realized capital gains and an offsetting amount was reflected in Future policy benefits and claim reserves on the Consolidated Balance Sheets. Net unamortized realized gains (losses) allocated to experienced-rated contractowners were $240.3, $233.4, and $213.7, at December 31, 2005, 2004, and 2003, respectively.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Proceeds from the sale of fixed maturities and equity securities, available-for-sale, and the related gross gains and losses, excluding those related to experience-related contracts, were as follows for the years ended December 31, 2005, 2004, and 2003.

	2005	2004	2003
Proceeds on sales	$ 10,062.3	$ 10,236.3	$ 12,812.5
Gross gains	161.1	146.9	291.9
Gross losses	93.9	70.9	228.0

3.   Financial Instruments

Estimated Fair Value

The following disclosures are made in accordance with the requirements of FAS No. 107, "Disclosures about Fair Value of Financial Instruments" ("FAS No. 107"). FAS No. 107 requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

FAS No. 107 excludes certain financial instruments, including insurance contracts, and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments:

Fixed maturities, available-for-sale: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices or dealer quotes. The fair values for marketable bonds without an active market are obtained through several commercial pricing services which provide the estimated fair values. Fair values of privately placed bonds are determined using a matrix-based pricing model. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in their relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Equity securities, available-for-sale: Fair values of these securities are based upon quoted market price. For equity securities not actively traded, estimated fair values are based upon values of issues of comparable yield and quality or conversion price, where applicable.

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

Cash and cash equivalents, Short-term investments under securities loan agreement, and Policy loans: The carrying amounts for these assets approximate the assets' fair values.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the individual securities in the separate accounts.

Other financial instruments reported as assets: The carrying amounts for these financial instruments (primarily derivatives) approximates the fair values of the assets. Derivatives are carried at fair value on the Consolidated Balance Sheets.

Investment contract liabilities (included in Future policy benefits and claim reserves):

With a fixed maturity: Fair value is estimated by discounting cash flows at interest rates currently being offered by, or available to, the Company for similar contracts.

Without a fixed maturity: Fair value is estimated as the amount payable to the contractowners upon demand. However, the Company has the right under such contracts to delay payment of withdrawals, which may ultimately result in paying an amount different than that determined to be payable on demand.

Liabilities related to separate accounts: Liabilities related to separate accounts are reported at full account value in the Company's Consolidated Balance Sheets. Estimated fair values of separate account liabilities are equal to their carrying amount.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The carrying values and estimated fair values of certain of the Company's financial instruments at December 31, 2005 and 2004, were as follows:

	2005		2004	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Fixed maturities, available-for-sale including securities pledged	$ 17,988.1	$ 17,988.1	$ 18,425.6	$ 18,425.6
Equity securities, available-for-sale	170.1	170.1	162.6	162.6
Mortgage loans on real estate	1,396.0	1,386.2	1,090.2	1,119.8
Policy loans	262.4	262.4	262.7	262.7
Cash, cash equivalents and short-term investments under securities loan agreement	530.6	530.6	406.6	406.6
Other investments	144.6	144.6	86.3	86.3
Assets held in separate accounts	35,899.8	35,899.8	33,310.5	33,310.5
Liabilities:				
Investment contract liabilities:				
With a fixed maturity	1,772.7	1,886.3	2,106.0	2,028.2
Without a fixed maturity	14,936.4	14,896.0	13,884.9	13,845.6
Liabilities related to separate accounts	35,899.8	35,899.8	33,310.5	33,310.5

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price, and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Derivative Financial Instruments

	Notional Amount		Fair Value	
	2005	**2004**	**2005**	**2004**
Interest Rate Caps				
Interest rate caps are used to manage the interest				
rate risk in the Company's fixed maturities portfolio.				
Interest rate caps are purchased contracts that				
provide the Company with an annuity in an				
increasing interest rate environment.	$ 519.6	$ 527.8	$ 6.2	$ 5.9
Interest Rate Swaps				
Interest rate swaps are used to manage the interest				
rate risk in the Company's fixed maturities portfolio,				
as well as the Company's liabilities. Interest rate				
swaps represent contracts that require the exchange				
of cash flows at regular interim periods, typically				
monthly or quarterly.	2,060.0	1,766.0	10.3	2.1
Foreign Exchange Swaps				
Foreign exchange swaps are used to reduce the risk				
of a change in the value, yield, or cash flow with				
respect to invested assets. Foreign exchange				
swaps represent contracts that require the				
exchange of foreign currency cash flows for				
U.S. dollar cash flows at regular interim periods,				
typically quarterly or semi-annually.	126.5	126.5	(23.7)	(28.4)

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

	Notional Amount		Fair Value	
	2005	**2004**	**2005**	**2004**
Credit Default Swaps				
Credit default swaps are used to reduce the credit loss				
exposure with respect to certain assets that the				
Company owns, or to assume credit exposure to				
certain assets that the Company does not own.				
Payments are made to or received from the				
counterparty at specified intervals and amounts				
for the purchase or sale of credit protection.				
In the event of a default on the underlying credit				
exposure, the Company will either receive				
an additional payment (purchased credit				
protection) or will be required to make an additional				
payment (sold credit protection) equal to the notional				
value of the swap contract.	$ 70.5	$ -	$ (1.0)	$ -
Total Return Swaps				
Total return swaps are used to assume credit				
exposure to a referenced index or asset pool.				
The difference between different floating-rate				
interest amounts calculated by reference to an				
agreed upon notional principal amount is exchanged				
with other parties at specified intervals.	36.0	-	0.1	-
Swaptions				
Swaptions are used to manage interest rate risk in the				
Company's CMOB portfolio. Swaptions are contracts				
that give the Company the option to enter into an				
interest rate swap at a specific future date.	175.0	-	-	-
Embedded Derivatives				
The Company also has investments in certain fixed				
maturity instruments that contain embedded derivatives				
whose market value is at least partially determined by,				
among other things, levels of or changes in domestic				
and/or foreign interest rates (short- or long-term),				
exchange rates, prepayment rates, equity rates, or				
credit ratings/spreads.	NA*	NA*	(4.2)	(0.9)

*NA - not applicable.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

4. Deferred Policy Acquisition Costs and Value of Business Acquired

Activity for the years ended December 31, 2005, 2004, and 2003, within DAC, was as follows:

Balance at January 1, 2003	$	229.8
Deferrals of commissions and expenses		98.1
Amortization:		
Amortization		(34.3)
Interest accrued at 5% - 7%		18.8
Net amortization included in the Consolidated Statements of Operations		(15.5)
Change in unrealized gains and losses on available -for-sale securities		(4.4)
Balance at December 31, 2003		308.0
Deferrals of commissions and expenses		123.5
Amortization:		
Amortization		(43.5)
Interest accrued at 5% - 7%		24.3
Net amortization included in the Consolidated Statements of Operations		(19.2)
Change in unrealized gains and losses on available -for-sale securities		2.2
Balance at December 31, 2004		414.5
Deferrals of commissions and expenses		123.1
Amortization:		
Amortization		(59.6)
Interest accrued at 5% - 7%		30.7
Net amortization included in the Consolidated Statements of Operations		(28.9)
Change in unrealized gains and losses on available -for-sale securities		3.7
Balance at December 31, 2005	$	512.4

The estimated amount of DAC to be amortized, net of interest, is $33.2, $32.8, $30.1, $27.8, and $26.7, for the years 2006, 2007, 2008, 2009, and 2010, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Activity for the years ended December 31, 2005, 2004, and 2003, within VOBA, was as follows:

Balance at January 1, 2003	$	1,438.4
Deferrals of commissions and expenses		59.2
Amortization:		
Amortization		(183.2)
Interest accrued at 5% - 7%		92.2
Net amortization included in the Consolidated Statements of Operations		(91.0)
Change in unrealized gains and losses on available -for-sale securities		8.8
Balance at December 31, 2003		1,415.4
Deferrals of commissions and expenses		50.1
Amortization:		
Amortization		(200.5)
Interest accrued at 5% - 7%		92.3
Net amortization included in the Consolidated Statements of Operations		(108.2)
Change in unrealized gains and losses on available -for-sale securities		7.9
Balance at December 31, 2004		1,365.2
Deferrals of commissions and expenses		49.3
Amortization:		
Amortization		(219.4)
Interest accrued at 5% - 7%		88.4
Net amortization included in the Consolidated Statements of Operations		(131.0)
Change in unrealized gains and losses on available -for-sale securities		10.9
Balance at December 31, 2005	$	1,294.4

The estimated amount of VOBA to be amortized, net of interest, is $120.4, $107.0, $100.0, $96.2, and $92.9 for the years 2006, 2007, 2008, 2009, and 2010, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

Analysis of DAC/VOBA

Amortization of DAC and VOBA increased in 2005 primarily due to increased gross profits, which were driven by higher fixed and variable margins because of higher asset volume, partially offset by higher expenses. The Company revised long-term separate account return and certain contractholder withdrawal behavior assumptions, as well as reflected current experience during 2005, resulting in a deceleration of amortization of DAC and VOBA of $11.7.

During 2004, DAC and VOBA amortization increased principally due to higher actual gross profits, as a result of the margins earned on higher fixed and variable assets and fewer other-than-temporary impairments. The Company revised certain contractholder

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

withdrawal behavior assumptions for its products during 2004, resulting in a deceleration of amortization of DAC and VOBA of $5.7.

In 2003, the Company reset long-term assumptions for the separate account returns. The Company recorded a deceleration of amortization of $3.7, primarily due to improved market performance compared to expected.

5.   Dividend Restrictions and Shareholder's Equity

The Company's ability to pay dividends to its parent is subject to the prior approval of insurance regulatory authorities of the State of Connecticut for payment of any dividend, which, when combined with other dividends paid within the preceding twelve months, exceeds the greater of (1) ten percent (10%) of ILIAC's statutory surplus at the prior year end or (2) ILIAC's prior year statutory net gain from operations.

ILIAC paid a cash dividend of $70.0 to Lion in 2004 and did not pay any dividends to Lion in 2003 and 2005. In March 2006, ILIAC paid a cash dividend of $131.0 to Lion.

ILIAC did not receive capital contributions from Lion in 2005 and 2004, and received $230.0 in capital contributions from Lion during 2003.

The Insurance Department of the State of Connecticut (the "Department") recognizes as net income and capital and surplus those amounts determined in conformity with statutory accounting practices prescribed or permitted by the Department, which differ in certain respects from accounting principles generally accepted in the United States. Statutory net income was $221.6, $217.2, and $67.5, for the years ended December 31, 2005, 2004, and 2003, respectively. Statutory capital and surplus was $1,539.1 and $1,347.0 as of December 31, 2005 and 2004, respectively.

As of December 31, 2005, the Company did not utilize any statutory accounting practices that are not prescribed by state regulatory authorities that, individually or in the aggregate, materially affect statutory capital and surplus.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

6. **Additional Insurance Benefits and Minimum Guarantees**

The Company calculates an additional liability for certain GMDBs in order to recognize the expected value of death benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

As of December 31, 2005, the separate account liability for guaranteed minimum benefits and the additional liability recognized related to minimum guarantees was $3.7 billion and $0.8, respectively. As of December 31, 2004, the separate account liability for guaranteed minimum benefits and the additional liability recognized related to minimum guarantees was $4.4 billion and $0.7, respectively.

The aggregate fair value of equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2005 and 2004 was $3.7 billion and $4.4 billion, respectively.

7. **Income Taxes**

For taxable year 2005, ILIAC will file a consolidated federal income tax return with its (former) subsidiary, IICA. ILIAC's consolidated group filings with IICA for taxable year 2005 and prior taxable periods is governed by a federal tax allocation agreement with IICA whereby ILIAC charges its subsidiary for federal taxes it would have incurred were it not a member of the consolidated group and credits IICA for losses at the statutory federal tax rate.

Income tax expense (benefit) included in the financial statements are as follows for the years ended December 31, 2005, 2004, and 2003.

		2005		2004		2003
Current tax (benefit) expense:						
Federal	$	(10.5)	$	(3.8)	$	37.9
State		-		-		1.1
Total current tax (benefit) expense		(10.5)		(3.8)		39.0
Deferred tax expense:						
Federal		11.9		46.2		22.1
Total deferred tax expense		11.9		46.2		22.1
Total income tax expense	$	1.4	$	42.4	$	61.1

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Income taxes were different from the amount computed by applying the federal income tax rate to income before income taxes for the following reasons for the years ended December 31, 2005, 2004, and 2003.

	2005	2004	2003
Income before income taxes and cumulative			
effect of change in accounting principle	$ 245.9	$ 241.7	$ 215.7
Tax rate	35.0%	35%	35%
Income tax at federal statutory rate	86.1	84.6	75.5
Tax effect of:			
State income tax, net of federal benefit	-	-	0.7
Dividend received deduction	(25.8)	(9.6)	(14.0)
IRS audit settlement	(58.2)	(33.0)	-
Transfer of mutual fund shares	-	-	-
Other	(0.7)	0.4	(1.1)
Income tax expense	$ 1.4	$ 42.4	$ 61.1

The tax effects of temporary differences that give rise to Deferred tax assets and Deferred tax liabilities at December 31, 2005 and 2004, are presented below:

	2005	2004
Deferred tax assets:		
Insurance reserves	$ 275.5	$ 286.4
Unrealized gains allocable to		
experience-rated contracts	17.0	125.1
Investments	23.3	-
Postemployment benefits	57.7	60.5
Compensation	37.6	35.5
Other	14.1	23.4
Total gross assets	425.2	530.9
Deferred tax liabilities:		
Value of business acquired	(453.0)	(477.8)
Net unrealized capital gains	(31.8)	(161.3)
Deferred policy acquisition costs	(123.6)	(91.3)
Other	(0.1)	(9.8)
Total gross liabilities	(608.5)	(740.2)
Net deferred income tax liability	$ (183.3)	$ (209.3)

Net unrealized capital gains and losses are presented as a component of Other comprehensive income (loss) in Shareholder's equity, net of deferred taxes.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Under prior law, life insurance companies were allowed to defer from taxation a portion of income. The deferred income was accumulated in the Policyholders' Surplus Account and only becomes taxable under certain conditions, which management believes to be remote. Furthermore, the American Jobs Creation Act of 2004 allows certain tax-free distributions from the Policyholders' Surplus Account during 2005 and 2006. Therefore, based on currently available information, no federal income taxes have been provided on the Policyholders' Surplus Account accumulated balance of $17.2.

Valuation allowances are provided when it is considered more likely than not that deferred tax assets will not be realized. No valuation allowance has been established at this time, as management believes the above conditions presently do not exist.

The Company establishes reserves for possible proposed adjustments by various taxing authorities. Management believes there are sufficient reserves provided for, or adequate defenses against any such adjustments.

The Internal Revenue Service ("IRS") has completed its examination of the Company's returns through tax year 2001. The current and prior period provisions reflect non-recurring favorable adjustments resulting from a reduction in the tax liability that no longer needs to be provided based on the results of the current IRS examination, monitoring the activities of the IRS with respect to certain issues with other taxpayers, and the merits of the positions. The IRS has commenced examination of the Company's returns for tax years 2002 and 2003. There are also various state audits in progress.

8.   **Benefit Plans**

Defined Benefit Plan

ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001. Substantially all employees of ING North America and its subsidiaries and affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Retirement Plan (except for certain specified employees) earns a benefit under a final average compensation formula. Subsequent to December 31, 2001, ING North America is responsible for all Retirement Plan liabilities. The costs allocated to the Company for its employees' participation in the Retirement Plan were $21.4, $19.0, and $15.1, for 2005, 2004, and 2003, respectively, and are included in Operating expenses in the Statements of Operations.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Defined Contribution Plan

ING North America sponsors the ING Americas Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its subsidiaries and affiliates (excluding certain employees, including but not limited to Career Agents) are eligible to participate, including the Company's employees other than Company agents. Career Agents are certain, full-time insurance salesmen who have entered into a career agent agreement with the Company and certain other individuals who meet specified eligibility criteria. The Savings Plan is a tax-qualified profit sharing and stock bonus plan, which includes an employee stock ownership plan ("ESOP") component. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING North America matches such pre-tax contributions, up to a maximum of 6% of eligible compensation. All matching contributions are subject to a 4-year graded vesting schedule (although certain specified participants are subject to a 5-year graded vesting schedule). All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. Pre-tax charges to operations of the Company for the Savings Plan were $8.5, $8.0, and $7.1, in 2005, 2004, and 2003, respectively, and are included in Operating expenses in the Statements of Operations.

Non-Qualified Retirement Plans

Through December 31, 2001, the Company, in conjunction with ING North America, offered certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefit accruals under the SERPs ceased, effective as of December 31, 2001. Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

The Company, in conjunction with ING North America, sponsors the Pension Plan for Certain Producers of ING Life Insurance and Annuity Company (formerly the Pension Plan for Certain Producers of Aetna Life Insurance and Annuity Company) (the "Agents Non-Qualified Plan"). This plan covers certain full-time insurance salesmen who have entered into a career agent agreement with the Company and certain other individuals who meet the eligibility criteria specified in the plan ("Career Agents"). The Agents Non-Qualified Plan was terminated effective January 1, 2002. In connection with the termination, all benefit accruals ceased and all accrued benefits were frozen.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The SERPs and Agents Non-Qualified Plan, are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company and Agents Non-Qualified Plan benefits are payable from the general assets of the Company and ING North America. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

Obligations and Funded Status

The following tables summarize the benefit obligations, fair value of plan assets, and funded status, for the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2005 and 2004.

	2005	2004
Change in Benefit Obligation:		
Defined benefit obligation, January 1	$ 104.1	$ 101.6
Service cost	-	-
Interest cost	6.0	5.9
Benefits paid	(9.7)	(16.2)
Plan amendment	-	0.3
Actuarial loss on obligation	6.4	12.5
Defined benefit obligation, December 31	$ 106.8	$ 104.1
Fair Value of Plan Assets:		
Fair value of plan assets, December 31	$ -	$ -
Funded Status:		
Funded status at December 31	$ (106.8)	$ (104.1)
Unrecognized past service cost	0.4	0.6
Unrecognized net loss	22.8	15.6
Net amount recognized	$ (83.6)	$ (87.9)

Amounts recognized in the Consolidated Balance Sheet consist of:

	2005	2004
Accrued benefit cost	$ (101.8)	$ (105.2)
Intangible assets	0.4	0.6
Accumulated other comprehensive income	17.8	16.7
Net amount recognized	$ (83.6)	$ (87.9)

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

At December 31, 2005 and 2004, the accumulated benefit obligation was $106.8 and $107.7, respectively.

Assumptions

The weighted-average assumptions used in the measurement of the December 31, 2005 and 2004 benefit obligation for the SERPs and Agents Non-Qualified Plan, were as follows:

	2005	2004
Discount rate at beginning of period	6.00%	6.25%
Rate of compensation increase	4.00%	4.00%

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries (particularly the Citigroup Pension Discount Curve), including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of ING Americas' Retirement Plan. Based upon all available information, it was determined that 5.50% was the appropriate discount rate as of December 31, 2005, to calculate the Company's accrued benefit liability. Accordingly, as prescribed by SFAS No. 87, "Employers' Accounting for Pensions", the 5.50% discount rate will also be used to determine the Company's 2006 pension expense. December 31 is the measurement date for the SERP's and Agents Non-Qualified Plan.

The weighted-average assumptions used in calculating the net pension cost were as follows:

	2005	2004	2003
Discount rate	6.00%	6.25%	6.75%
Rate of increase in compensation levels	4.00%	3.75%	3.75%

The weighted average assumptions used in calculating the net pension cost for 2005 were as indicated above (6.00% discount rate, 4.00% rate of compensation increase). Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Net Periodic Benefit Costs

Net periodic benefit costs for the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2005, 2004, and 2003, were as follows:

	2005		**2004**		**2003**	
Interest cost	$	6.0	$	5.9	$	6.9
Net actuarial loss recognized in the year		1.3		-		0.9
Unrecognized past service cost recognized in the year		0.2		0.2		0.2
The effect of any curtailment or settlement		0.3		0.1		-
Net periodic benefit cost	$	7.8	$	6.2	$	8.0

Cashflows

There are no 2006 employer expected contributions. Future expected benefit payments related to the SERPs, and Agents Non-Qualified Plan, for the years ended December 31, 2006 through 2010, and thereafter through 2015, are estimated to be $13.5, $13.6, $13.2, $9.8, $9.6, and $30.2, respectively.

Other

On October 4, 2004, the President signed into law The Jobs Creation Act ("Jobs Act"). The Jobs Act affects nonqualified deferred compensation plans, such as the Agents Nonqualified Plan. ING North America will make changes to impacted nonqualified deferred compensation plans, as necessary to comply with the requirements of the Jobs Act.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Other Benefit Plans

In addition, the Company, in conjunction with ING North America, sponsors the following benefit plans:

- The ING 401(k) Plan for ILIAC Agents, which allows participants to defer a specified percentage of eligible compensation on a pre-tax basis. The Company match equals 50% of a participant's pre-tax deferral contribution, with a maximum of 3% of the participant's pay.
- The Producers' Incentive Savings Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis. The Company matches such pre-tax contributions at specified amounts.
- The Producers' Deferred Compensation Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis.
- Certain health care and life insurance benefits for retired employees and their eligible dependents. The post retirement health care plan is contributory, with retiree contribution levels adjusted annually. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.

The benefit charges allocated to the Company related to these plans for the years ended December 31, 2005, 2004, and 2003, were not significant.

9.   **Related Party Transactions**

Operating Agreements

ILIAC has certain agreements whereby it incurs expenses with affiliated entities. The agreements are as follows:

- Investment Advisory agreement with ING Investment Management LLC ("IIM"), an affiliate, in which IIM provides asset management, administrative, and accounting services for ILIAC's general account. ILIAC records a fee, which is paid quarterly, based on the value of the general account AUM. For the years ended December 31, 2005, 2004, and 2003, expenses were incurred in the amounts of $61.7, $58.8, and $53.8, respectively.
- Services agreement with ING North America for administrative, management, financial, and information technology services, dated January 1, 2001 and amended effective January 1, 2002. For the years ended December 31, 2005, 2004, and 2003, expenses were incurred in the amounts of $138.5, $132.9, and $136.4, respectively.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

- Services agreement between ILIAC and its U.S. insurance company affiliates dated January 1, 2001, and amended effective January 1, 2002. For the years ended December 31, 2005, 2004, and 2003, net expenses related to the agreement were incurred in the amount of $17.8, $8.6, and $19.2, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods.

Investment Advisory and Other Fees

ILIAC serves as investment advisor to certain variable funds used in Company products (collectively, the "Company Funds"). The Company Funds pay ILIAC, as investment advisor, a daily fee which, on an annual basis, ranged, depending on the Fund, from 0.5% to 1.0% of their average daily net assets. Each of the Company Funds managed by ILIAC are subadvised by investment advisors, in which case ILIAC pays a subadvisory fee to the investment advisors, which may include affiliates. ILIAC is also compensated by the separate accounts for bearing mortality and expense risks pertaining to variable life and annuity contracts. Under the insurance and annuity contracts, the separate accounts pay ILIAC a daily fee, which, on an annual basis is, depending on the product, up to 3.4% of their average daily net assets. The amount of compensation and fees received from affiliated mutual funds and separate accounts amounted to $263.0, $209.2, and $201.4 (excludes fees paid to Aeltus Investment Management, Inc., now known as ING Investment Management Co.) in 2005, 2004, and 2003, respectively.

Financing Agreements

ILIAC maintains a reciprocal loan agreement with ING America Insurance Holdings, Inc. ("ING AIH"), an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in June 2001 and expires on April 1, 2011, either party can borrow up to 3% of ILIAC's statutory admitted assets as of the preceding December 31 from the other. Interest on any ILIAC borrowings is charged at the rate of ING AIH's cost of funds for the interest period plus 0.15%. Interest on any ING AIH borrowings is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration. Under this agreement, ILIAC incurred interest expense of $0.7, $0.2, and $0.1, for the years ended December 31, 2005, 2004, and 2003, respectively, and earned interest income of $1.0, $1.3, and $0.9, for the years ended December 31, 2005, 2004, and 2003, respectively. At December 31, 2005 and 2004, respectively, ILIAC had $131.0 and $25.0 receivable from ING AIH under this agreement.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Note with Affiliate

On December 29, 2004, ING USA Annuity and Life Insurance Company ("ING USA") issued surplus notes in the aggregate principal amount of $400.0 (the "Notes") scheduled to mature on December 29, 2034, to its affiliates, ILIAC, ReliaStar Life Insurance Company ("ReliaStar Life"), and Security Life of Denver International Limited ("SLDI"), in an offering that was exempt from the registration requirements of the Securities Act of 1933. ILIAC's $175.0 notes receivable from ING USA bears interest at a rate of 6.26% per year. Any payment of principal and/or interest is subject to the prior approval of the Iowa Insurance Commissioner. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. Interest income for the year ended December 31, 2005 was $11.1 and minimal for the year ended December 31, 2004.

Tax Sharing Agreement

ILIAC has also entered into a state tax sharing agreement with ING AIH and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which ING AIH and all or some of the subsidiaries join in the filing of a state or local franchise, income tax, or other tax return on a consolidated, combined, or unitary basis.

Capital Transactions

ILIAC paid a cash dividend of $70.0 to Lion in 2004 and did not pay any cash dividends to Lion in 2003 and 2005. In March 2006, ILIAC paid a cash dividend of $131.0 to Lion.

ILIAC did not receive capital contributions from Lion in 2005 and 2004, and received $230.0 in capital contributions from Lion during 2003.

10. **Financing Agreements**

ILIAC maintains a $100.0 uncommitted, perpetual revolving note facility with the Bank of New York ("BONY"). Interest on any of ILIAC's borrowing accrues at an annual rate equal to a rate quoted by BONY to ILIAC for the borrowing. Under this agreement, ILIAC incurred minimal interest expense for the years ended December 31, 2005, 2004, and 2003. At December 31, 2005 and 2004, ILIAC did not have any amounts outstanding under the revolving note facility.

ILIAC also maintains a $75.0 uncommitted line-of-credit agreement with PNC Bank ("PNC"), effective December 19, 2005. Borrowings are guaranteed by ING AIH, with maximum aggregate borrowings outstanding at anytime to ING AIH and its affiliates of

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

$75.0. Interest on any of ILIAC's borrowing accrues at an annual rate equal to a rate quoted by PNC to ILIAC for the borrowing. Under this agreement, ILIAC incurred no interest expense for the year ended December 31, 2005. As December 31, 2005, ILIAC did not have any amounts outstanding under the line-of-credit agreement.

Prior to September 30, 2005, ILIAC also maintained a $125.0 uncommitted revolving note facility with SunTrust Bank, Atlanta. Under the agreement, ILIAC incurred minimal interest expense for the years ended December 31, 2005, 2004, and 2003. At December 31, 2004, ILIAC had no outstanding balances under this facility.

Also see Financing Agreements in the Related Party Transactions footnote.

11. Reinsurance

At December 31, 2005, the Company had reinsurance treaties with 6 unaffiliated reinsurers and 1 affiliated reinsurer covering a significant portion of the mortality risks and guaranteed death benefits under its variable contracts. The Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

On October 1, 1998, the Company sold its domestic individual life insurance business to Lincoln for $1.0 billion in cash. The transaction is generally in the form of an indemnity reinsurance arrangement, under which Lincoln contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains directly obligated to contractowners.

Effective January 1, 1998, 90% of the mortality risk on substantially all individual universal life product business written from June 1, 1991 through October 31, 1997 was reinsured externally. Beginning November 1, 1997, 90% of new business written on these products was reinsured externally. Effective October 1, 1998 this agreement was assigned from the third party reinsurer to Lincoln.

The Company has assumed $25.0 of premium revenue from Aetna Life, for the purchase and administration of a life contingent single premium variable payout annuity contract. In addition, the Company is also responsible for administering fixed annuity payments that are made to annuitants receiving variable payments. Reserves of $17.8 and $19.3 were maintained for this contract as of December 31, 2005 and 2004, respectively.

Reinsurance ceded in force for life mortality risks were $24.2 and $26.1 at December 31, 2005 and 2004, respectively. At December 31, 2005 and 2004, net receivables were comprised of the following:

	2005	2004

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Claims recoverable from reinsurers	$	2,806.6	$	2,903.0
Payable for reinsurance premiums		(1.7)		(0.9)
Reinsured amounts due to an				
unaffiliated reinsurer		(0.3)		0.2
Reserve credits		1.1		1.5
Other		(9.0)		(2.5)
Total	$	2,796.7	$	2,901.3

Included in the accompanying financial statements are net policy benefit recoveries of $13.1, $19.3, and $22.5, for the years ended December 31, 2005, 2004, and 2003, respectively.

Premiums and Interest credited and other benefits to contractowners included the following premiums ceded and reinsurance recoveries for the years ended December 31, 2005, 2004, and 2003.

		2005		2004		2003
Premiums ceded under reinsurance	$	215.7	$	245.4	$	265.2
Reinsurance recoveries		350.5		375.9		366.7

12.   Commitments and Contingent Liabilities

Leases

The Company leases its office space and certain other equipment under various operating leases, the latest term of which expires in 2011.

For the years ended December 31, 2005, 2004, and 2003, rent expense for leases was $17.4, $17.2, and $18.1, respectively. The future net minimum payments under noncancelable leases for the years ended December 31, 2006 through 2009 are estimated to be $17.0, $15.6, $2.6, and $1.5, respectively, and $0.7 thereafter. The Company pays substantially all expenses associated with its leased and subleased office properties. Expenses not paid directly by the Company are paid for by an affiliate and allocated back to the Company.

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans, or money market instruments at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also,

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

there is likely to be a change in the value of the securities underlying the commitments. At December 31, 2005, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $516.7, $398.0 of which was with related parties. At December 31, 2004, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $778.2, $440.4 of which was with related parties. During 2005 and 2004, $42.4 and $19.8, respectively, was funded to related parties under off-balance sheet commitments.

Litigation

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitration, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

Other Regulatory Matters

Regulatory Matters

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

Investment Product Regulatory Issues

Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; revenue sharing and directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

In September 2005, an affiliate of the Company, ING Fund Distributors, LLC ("IFD") and one of its registered persons settled an administrative proceeding with the National Association of Securities Dealers ("NASD") in connection with frequent trading arrangements. IFD neither admitted nor denied the allegations or findings and consented to certain monetary and non-monetary sanctions. IFD's settlement of this administrative proceeding is not material to the Company.

Other regulators, including the SEC and the New York Attorney General, are also likely to take some action with respect to certain ING affiliates before concluding their investigations relating to fund trading. The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S.-based operations, including the Company.

Insurance and Other Regulatory Matters

The New York Attorney General and other federal and state regulators are also conducting broad inquiries and investigations involving the insurance industry. These initiatives currently focus on, among other things, compensation and other sales incentives; potential conflicts of interest; potential anti-competitive activity; reinsurance;

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

marketing practices; specific product types (including group annuities and indexed annuities); and disclosure. It is likely that the scope of these industry investigations will further broaden before they conclude. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and are cooperating fully with each request for information.

These initiatives may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged.

In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

13.   Accumulated Other Comprehensive Income

Shareholder's equity included the following components of Accumulated other comprehensive income as of December 31, 2005 and 2004.

		2005		**2004**		**2003**
Net unrealized capital gains (losses):						
Fixed maturities, available-for-sale	$	(22.2)	$	482.1	$	615.1
Equity securities, available-for-sale		3.2		8.7		13.8
Derivatives		4.2		-		3.7
DAC/VOBA adjustment on available-for-sale securities		5.1		(9.5)		(19.6)
Sales inducements amortization adjustment on available-for-sale securities		0.1		(0.1)		-
Premium deficiency reserve adjustment		(23.6)		-		-
Other investments (primarily limited partnerships)		1.2		1.3		57.3
Less: allocation to experience-rated contracts		(48.6)		357.5		491.5
Subtotal		16.6		125.0		178.8
Less: deferred income taxes		10.3		41.2		62.8
Net unrealized capital gains		6.3		83.8		116.0
Minimum pension liability, net of tax		(11.6)		(16.7)		-
Accumulated other comprehensive (loss) income	$	(5.3)	$	67.1	$	116.0

Net unrealized capital (losses) gains allocated to experience-rated contracts of $(48.6) and $357.5 at December 31, 2005 and 2004, respectively, are reflected on the

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Consolidated Balance Sheets in Future policy benefits and claims reserves and are not included in Shareholder's equity.

Changes in Accumulated other comprehensive income related to changes in net unrealized capital gains and losses on securities, including securities pledged and excluding those related to experience-rated contracts, were as follows for the years ended December 31, 2005, 2004, and 2003.

		2005		2004		2003
Fixed maturities, available-for-sale	$	(504.3)	$	(133.0)	$	(125.8)
Equity securities, available-for-sale		(5.5)		(5.1)		17.9
Derivatives		4.2		(3.7)		3.7
DAC/VOBA adjustment on available-for-sale securities		14.6		10.1		4.4
Sales inducements amortization adjustment available-for-sale securities		0.2		(0.1)		-
Premium deficiency reserve adjustment		(23.6)		-		-
Other		(0.1)		(56.0)		25.9
Less: allocation to experience-rated contracts		(406.1)		(134.0)		(71.6)
Subtotal		(108.4)		(53.8)		(2.3)
Deferred income taxes		(30.9)		(21.6)		(0.8)
Net change in unrealized capital losses	$	(77.5)	$	(32.2)	$	(1.5)

Changes in Accumulated other comprehensive income, net of DAC/VOBA and tax, related to changes in net unrealized gains and losses on securities, including securities pledged and excluding those related to experience-rated contracts, were as follows for the years ended December 31, 2005, 2004, and 2003:

		2005		2004		2003
Net unrealized holding losses arising during the year [1]	$	(38.2)	$	(1.8)	$	(31.9)
Less: reclassification adjustment for gains (losses) and other items included in net income [2]		39.3		30.4		(30.4)
Net unrealized losses on securities	$	(77.5)	$	(32.2)	$	(1.5)

(1) Pretax unrealized holding losses arising during the period were $(53.4), $(3.0), and $(48.9), for the years ended December 31, 2005, 2004, and 2003, respectively.

(2) Pretax reclassification adjustments for gains (losses) and other items included in net income were $55.0, $50.8, and $(46.6), for the years ended December 31, 2005, 2004, and 2003, respectively.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

14. Reclassifications and Changes to Prior Year Presentation

Statements of Cash Flows

During 2005, certain changes were made to the Statements of Cash Flows for the year ended December 31, 2003 to reflect the correct balances, primarily related to short-term loans. As the Company has determined these changes as immaterial, the Statements of Cash Flows for the year ended December 31, 2003 has not been labeled as restated.   The following table summarizes the adjustments:

2004		**Previously Reported**		**Adjustment**		**Revised**
Net cash provided by operating activities	$	1,021.7	$	(22.4)	$	999.3
Net cash used in investing activities		(543.2)		5.9		(537.3)
Net cash used in financing activities		(349.0)		16.4		(332.6)
2003						
Net cash provided by operating activities	$	1,058.3	$	55.9	$	1,114.2
Net cash used in investing activities		(2,043.5)		(14.4)		(2,057.9)
Net cash used in financing activities		977.6		(41.4)		936.2